Form 20-F
period 2004-12-31
Inmarsat Finance plc; Inmarsat Ventures Ltd; Inmarsat Investments Ltd; Inmarsat Group LTD; Inmarsat Launch CO Ltd; Inmarsat Leasing (Two) Ltd; Inmarsat Ltd
filed 2005-05-02
CIK 1291396, 1291400, 1291399, 1291398, 1291403, 1291402, 1291401

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on April 29, 2005.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 333-115865

Inmarsat Finance plc
(Exact name of Registrant as specified in its charter)

Inmarsat Finance plc
(Translation of Registrant's name into English)

England and Wales
(Jurisdiction of incorporation or organization)

99 City Road
London EC1Y 1AX
United Kingdom
(Address of principal executive office)

Commission file number 333-115865-06

Inmarsat Group Limited
(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited
(Translation of Registrant's name into English)

England and Wales
(Jurisdiction of incorporation or organization)

99 City Road
London EC1Y 1AX
United Kingdom
(Address of principal executive office)

Commission file number 333-115865-05

Inmarsat Investments Limited
(Exact name of Registrant as specified in its charter)

Inmarsat Investments Limited
(Translation of Registrant's name into English)

England and Wales
(Jurisdiction of incorporation or organization)

99 City Road
London EC1Y 1AX
United Kingdom
(Address of principal executive office)

Commission file number 333-115865-04

Inmarsat Ventures Limited
(Exact name of Registrant as specified in its charter)

Inmarsat Ventures Limited
(Translation of Registrant's name into English)

England and Wales
(Jurisdiction of incorporation or organization)

99 City Road
London EC1Y 1AX
United Kingdom
(Address of principal executive office)

Commission file number 333-115865-03

Inmarsat Limited
(Exact name of Registrant as specified in its charter)

Inmarsat Limited
(Translation of Registrant's name into English)

England and Wales
(Jurisdiction of incorporation or organization)

99 City Road
London EC1Y 1AX
United Kingdom
(Address of principal executive office)

Commission file number 333-115865-02

Inmarsat Leasing (Two) Limited
(Exact name of Registrant as specified in its charter)

Inmarsat Leasing (Two) Limited
(Translation of Registrant's name into English)

England and Wales
(Jurisdiction of incorporation or organization)

99 City Road
London EC1Y 1AX
United Kingdom
(Address of principal executive office)

Commission file number 333-115865-01

Inmarsat Launch Company Limited
(Exact name of Registrant as specified in its charter)

Inmarsat Launch Company Limited
(Translation of Registrant's name into English)

Isle of Man
(Jurisdiction of incorporation or organization)

15-19 Athol Street
Douglas 1M1 1LB
Isle of Man
(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
 None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
 7 5/8% Senior Notes due 2012

        Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Inmarsat Finance plc
Class	Number of shares outstanding as of December 31, 2004

Ordinary Shares, par value £1.00	50,000 ordinary shares
Inmarsat Group Limited
Class	Number of shares outstanding as of December 31, 2004

Ordinary Shares, par value € 0.01	1,269,000 A shares, 25,461,000 B shares
Inmarsat Investments Limited
Class	Number of shares outstanding as of December 31, 2004

Ordinary Shares, par value € 0.01	1,269,000 A shares, 25,461,000 B shares
Inmarsat Ventures Limited
Class	Number of shares outstanding as of December 31, 2004

Ordinary Shares, par value £0.10 Preference Shares, par value £1.00	100,345,801 ordinary shares and 1 special rights preference share
Inmarsat Limited
Class	Number of shares outstanding as of December 31, 2004

Ordinary Shares, par value £1.00	100,000,002 ordinary shares
Inmarsat Leasing (Two) Limited
Class	Number of shares outstanding as of December 31, 2004

Ordinary Shares, par value £1.00	1,001 ordinary shares
Inmarsat Launch Company Limited
Class	Number of shares outstanding as of December 31, 2004

Ordinary Shares, par value $1.00	4,000 ordinary shares

        Indicate by check mark whether the Registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☒ Yes    ☐ No

        Indicate by check mark which financial statement item the registrant has elected to follow:

☒ Item 17    ☐ Item 18

GENERAL INFORMATION

        In this Annual Report, the terms "we", "us", "our", "our company", "Company" and "Group" refer, as the context requires, either individually or collectively, to Inmarsat Group Limited (Inmarsat Group) and also to Inmarsat Finance Plc, Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Limited, Inmarsat Leasing (Two) Limited, Inmarsat Launch Company Limited, Inmarsat Inc, Inmarsat Employment Company Limited, Inmarsat Employee Share Plan Trustees Limited, Inmarsat Trustee Company Limited, Inmarsat Leasing Limited, Inmarsat (IP) Company Limited, Inmarsat Services Limited, Invsat Limited, Rydex Corporation Limited, Rydex Communications Limited, Galileo Venture Limited, iNavSat Limited and Inmarsat Brasil Limitada, which are each direct or indirect wholly-owned subsidiaries of Inmarsat Group Limited.

        We publish our financial statements in United States dollars, which are referred to as "Dollars", "US dollars" and "$".

FORWARD-LOOKING STATEMENTS

        This Annual Report contains "forward-looking statements" as defined in Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements include all matters that are not historical facts. Statements containing the words "believe," "expect," "intend," "plan," "may," "estimate" or, in each case, their negative and words of similar meaning are forward-looking.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. In addition, even if our financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this annual report, those results or developments may not be indicative of results or developments in subsequent periods.

        As a consequence, our current plans, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on our behalf. We urge you to read this Annual Report, including the sections entitled Item 3 "Key Information—Risk Factors," Item 4 "Information on the Company—Business Overview" and Item 5 "Operating and Financial Review and Prospects" for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. These factors and this cautionary statement expressly qualify all forward-looking statements.

        We do not intend to update or revise any forward-looking statements made herein to reflect actual results or changes in assumptions, future events or otherwise. You are cautioned not to rely unduly on forward-looking statements when evaluating the information presented in this Annual Report.

PRESENTATION OF FINANCIAL INFORMATION AND CERTAIN OTHER DATA

Financial Data

        Unless otherwise indicated, all historical consolidated and combined financial information included herein has been prepared in accordance with UK GAAP, with a reconcilliation to U.S. GAAP of certain key financial data. UK GAAP differs in certain significant respects from U.S. GAAP. For a discussion of the principal differences between UK GAAP and U.S. GAAP as they apply to us, see Note 33 to the consolidated financial statements of Inmarsat Group Limited, Note 33 to the consolidated financial statements of Inmarsat Investments Limited, Note 31 to the consolidated

i

financial statements of Inmarsat Ventures Limited, Note 29 to the financial statements of Inmarsat Limited, Note 18 to the financial statements of Inmarsat Leasing (Two) Limited, Note 9 to the financial statements of Inmarsat Launch Company Limited and Note 15 to the financial statements of Inmarsat Finance plc, in each case included elsewhere in this Annual Report.

        Some of the financial information in this Annual Report has been rounded and, as a result, the totals of the data presented in this Annual Report may vary slightly from the actual arithmetic totals of such information.

Non-GAAP Financial Measures

EBITDA and EBITDA from continuing operations

        EBITDA and EBITDA from continuing operations and the related ratios presented in this Annual Report are supplemental measures of our performance and liquidity that are not required by, or presented in accordance with, UK GAAP or U.S. GAAP. Furthermore, EBITDA and EBITDA from continuing operations from continuing operations are not a measurement of our financial performance or liquidity under UK GAAP or U.S. GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with UK GAAP or U.S. GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

        We believe EBITDA and EBITDA from continuing operations facilitate operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present EBITDA and EBITDA from continuing operations because we believe they are frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, the vast majority of which present EBITDA and EBITDA from continuing operations when reporting their results. Finally, we present EBITDA and EBITDA from continuing operations as supplemental measures of our ability to service our debt.

        Nevertheless, EBITDA and EBITDA from continuing operations have limitations as analytical tools, and you should not consider them in isolation from, or as a substitute for analysis of, our results of operations, as reported under UK GAAP or U.S. GAAP. Some of these limitations are:

  •
  they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  they do not reflect changes in, or cash requirements for, our working capital needs;

  •
  they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and EBITDA from continuing operations measures do not reflect any cash requirements for such replacements;

  •
  they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

  •
  other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

        Because of these limitations, EBITDA and EBITDA from continuing operations should not be considered as a measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our UK GAAP results and using EBITDA and EBITDA from continuing operations measures only supplementally. See Item 5—"Operating and Financial Review and Prospects" and the consolidated financial statements contained elsewhere in this annual report.

Aggregated 2003 Financial Information

        On December 17, 2003, our subsidiary Inmarsat Investments Limited's offer to acquire all of the shares of Inmarsat Ventures Limited became unconditional and we account for the acquisition of Inmarsat Ventures Limited from that date. Inmarsat Ventures Limited and its consolidated subsidiaries prior to the acquisition are referred to as the "predecessor." Inmarsat Group Limited and its consolidated subsidiaries, from and after the acquisition of Inmarsat Ventures Limited, are referred to as the "successor."

        Our results for the year ended December 31, 2003 are presented in this annual report on an aggregated basis. Aggregated data is derived by adding amounts for our predecessor for the period from January 1, 2003 to (and including) December 17, 2003 and for the successor for the period from (but excluding) December 17, 2003 to December 31, 2003. We have aggregated the information to provide investors with 2003 data for a full-year period. However, data for the successor period includes the effect of purchase accounting related to the acquisition and therefore is not directly comparable with predecessor data for prior periods. You should note that aggregated data is a non-GAAP financial measure.

        Unless otherwise stated in this annual report, all references to our results for the year ended December 31, 2003 refer to the aggregated data for 2003 discussed above.

GLOSSARY OF TERMS

ACeS	Asia Cellular Satellite.
active terminals
active terminals means terminals registered with us as of the reporting date of the relevant financial period that have been used to access our services at any time during the preceding twelve-month period.
analogue	a method of storing, processing or transmitting information through a continuous varied (rather than pulsed) signal.
ATC services	ancillary terrestrial component services which combine terrestrial and satellite communications services and mobile terminals.
atmospheric interference	the attenuation of radio frequency signals due to the presence of moisture in the atmosphere.
avionics	electronics designed for use in aerospace vehicles.
bandwidth
a range of frequencies, expressed in Hertz (Hz) occupied by a modulated carrier or the range of frequencies which can be transmitted through a communications system. Bandwidth is one measure of the information carrying capacity of a transponder. The wider the bandwidth, the more information which can be transmitted.
beam	the directed electromagnetic rays emanating from a satellite or ground station. On satellites, typically refers to aggregates of these rays such as a China (coverage) beam or global (coverage) beam.
BGAN	our next-generation broadband global area network.
BGAN BSS	BGAN Business Support System.
bits	the smallest unit of data in computing, with a value of either 0 or 1.
broadband	high capacity bandwidth.
BSS	Broadcast Satellite Service band that is used for high-powered direct broadcast satellite systems.
C-band	in satellite communications used to refer to downlink frequencies between 3.4 GHz and 4.2 GHz and uplink frequencies between 5.85 GHz and 7.075 GHz. Often referred to as 4/6 GHz.
cellular
public mobile radio telecommunications service. Cellular systems are based on multiple base stations, or "cells", that permit efficient frequency reuse and on software that permits the system to band mobile cells from cell to cell as subscribers move through the cellular service area.
circuit switched technology	technology that allows data connections that can be initiated when needed and terminated when communication is complete.

db
decibel, a unit for expressing the ratio of two amounts of electric or acoustic signal power equal to ten times the common logarithm of this ratio, which is often used as a measure of a satellite's power.
digital	referring to a method of storing, processing, or transmitting information through a pulsed (rather than continuously varied) signal.
downlink	the receiving portion of a satellite circuit extending from the satellite to the earth.
earth station	the dishes, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communications signals.
FCC	Federal Communications Commission.
fixed satellite service or FSS
a radio communication service between earth stations at specified fixed points when one or more satellites are used; in some cases this service includes satellite-to-satellite links or feeder links for other space radio communications services.
GEO	geostationary orbit, which is orbit at an altitude of 36,000 km, where satellites turn at the same angular speed as the earth and thus appear to be on a fixed spot.
GHz	gigahertz, a measure of frequency. One billion cycles per second.
GEO orbit	the orbit of a geosynchronous satellite whose circular and direct orbit lies in the plane of the earth's equator.
GMDSS	global maritime distress and safety system which is a system designed to automate a vessel's radio distress alert, eliminating the need for manual watchkeeping of distress channels.
GPRS	General Packet Radio Service.
GPS	Global Positioning System.
GSM	Global System for Mobile communications.
hertz	unit of frequency equal to number of cycles per second.
ICAO	International Civil Aviation Organisation.
iNavSat	a consortia, of which we are a part, bidding for the Galileo concession contract, an EU project to develop a new advanced satellite navigation system using dedicated satellites.
IMSO	International Mobile Satellite Organisation.
Insat	Indian National Satellite.
IP	Internet Protocol, the method or protocol by which data is sent from one computer to another on the Internet.
ISDN	Integrated Services Digital Network. Digital telephone line typically offering data rates of 64 kbps or multiples thereof.

v

International Telecommunication Union or ITU
ITU is the United Nations treaty organisation responsible for worldwide co-operation and standardisation in the telecommunication sector. The ITU holds periodic conferences at which telecommunications issues of global importance are discussed; the main conferences are the World Radio Conference (WRC) and the World Telephone and Telegraph Conference (WTTC).
Ka-band	in satellite communications, used to refer to downlink frequencies between 18 GHz and 22 GHz and uplink frequencies between 27 GHz and 31 GHz. Often referred to as 20/30 GHz.
kbps	kilobits per second, a unit of data transmission speed.
Ku-band	in satellite communications, used to refer to downlink frequencies between 10.7 GHz and 12.74 GHz and uplink frequencies between 13.75 GHz and 14.8 GHz. Often referred to as 11/14 or 12/14 GHz.
LAN
local area network, which is a group of computers and associated devices that share a common communications line or wireless link and typically share the resources of a single processor or server within a small geographic area.
latency	signal transmission delay, which is dependent on several factors, including the transmission distance propagation speed, bandwidth and encoding/decoding methods used.
L-band	in satellite communications, used to refer to uplink and downlink frequencies between satellites and mobile users between 1.5 GHz and 1.6 GHz.
LEO	low-earth orbit of up to 800 km above the earth.
MEO	medium-earth orbit between 800 km and 12,000 km above the earth.
MHz	megahertz, a measure of frequency. One million cycles per second.
microwave	radio frequency carrier waves with wavelengths of less than one metre-frequencies above 300 MHz. Typically used to refer to frequencies above 1 GHz, but nominally includes all of UHF.
MOO	a memorandum order and opinion from the FCC.
MSV	Mobile Satellite Ventures Corp.
OFCOM	the UK Office of Communications.
operational life
the time for which a satellite is capable of operating in its allotted position. The expected end of a satellite's in-orbit operational life is mainly based on the period during which the satellite's on-board fuel permits proper station-keeping manoeuvres for the satellite.
orbital slots	for GEO satellites these are points on the GEO arc where satellites are permitted to operate. Orbital slots are designated by both location and frequency band.

PDA	personal digital assistant, which is typically a handheld device that combines computing, telephone/fax, internet and networking functionality.
QoS	Quality of Services, a networking term that specifies a guaranteed level of service for a specified product.
radio frequency	a frequency that is higher than the audio frequencies but below the infrared frequencies, usually above 20 KHz.
Regional BGAN	our regional broadband global area network.
RSA	recognised spectrum access.
S-band	mobile satellite band between 1.98 and 2.20 GHz
signal	a physical, time-dependent energy value used for the purpose of conveying information through a transmission line.
SIM-card	Subscriber Identity Module card, as used in existing cellular phones.
spectrum	the range of electromagnetic radio frequencies used in transmission of voice, data and television.
TT&C	tracking, telemetry and command station, a land-based facility that monitors and controls the positioning, attitude and status of a satellite in orbit.
telemetry	radio transmission of coded or analogue data from a satellite to a ground station.
transponder	a microwave repeater on a satellite which provides a discrete path to receive communications signals, translate and amplify such signals and retransmit them to earth or another satellite.
uplink	in satellite communications, the signal from the earth station to the space station (satellite).
VOIP	voice over internet protocol. This refers to a set of facilities for managing the delivery of voice information using internet protocol.
VPN	virtual private network, a network that is constructed using public wires to connect nodes.
VSAT	Very Small Aperture Terminal. A system for the reception and transmission of satellite signals using a small dish diameter, typically fixed and requiring a licence to use.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

        On December 17, 2003 Inmarsat Investments Limited's offer to acquire all of the shares of Inmarsat Ventures Limited became unconditional and we account for the acquisition of Inmarsat Ventures Limited from that date. Inmarsat Ventures Limited and its consolidated subsidiaries prior to the acquisition are referred to as the "predecessor." Inmarsat Group Limited and its consolidated subsidiaries, from and after the acquisition of Inmarsat Ventures Limited, are referred to as the "successor."

        The table below sets forth selected historical consolidated financial information of the "successor" and selected historical consolidated financial information of the "predecessor." We have derived the selected historical consolidated financial information below from the historical consolidated financial statements of the successor for the financial year ended December 31, 2004 and the period from December 17, 2003 to December 31, 2003, and from the historical consolidated financial statements of the predecessor for the financial period January 1, 2003 to December 17, 2003 and the financial year ended December 31, 2002 included elsewhere in this annual report. The selected historical consolidated financial information of the predecessor for the years ended December 31, 2001 and 2000 were derived from the audited consolidated financial statements of the predecessor as of such dates, not included in this annual report. The financial information included in the annual report does not reflect our results of operations, financial position and cashflows in the future and our past operating results are no guarantee of our future operating performance.

        The historical consolidated financial statements of both the "predecessor" and "successor" have been prepared in accordance with UK GAAP, which differs in significant respects from U.S. GAAP. For a summary of the material differences between UK GAAP and U.S. GAAP, you should read Note 33 to the historical consolidated financial statements of the "predecessor" and "successor."

        You should read the table below in conjunction with Item 5 "Operating and Financial Review and Prospects" (including "Trends—That Have Affected Our Results of Operations—Effect of Global Security Events") and the historical consolidated financial statements elsewhere in this Annual Report.

	Predecessor
					Successor
	Year ended December 31,
				January 1 to December 17, 2003 (as restated)	December 17 to December 31, 2003 (as restated)
	2000 (as restated)	2001 (as restated)	2002 (as restated)			Year ended December 31, 2004
	($ in millions)
UK GAAP Information:
Consolidated Profit and Loss Account
Revenues(1)	418.8	445.3	467.2	494.9	17.1	480.7
Operating costs:
Depreciation and amortization	(176.4)	(156.9)	(125.6)	(125.4)	(6.9)	(144.5)
Other net operating costs	(129.1)	(158.3)	(153.6)	(170.2)	(5.2)	(176.9)

Total operating costs	(305.5)	(315.2)	(279.2)	(295.6)	(12.1)	(321.4)

Group operating profit/(loss):
Continuing operations	129.0	146.9	188.0	199.3	5.0	159.3
Discontinued operations	(15.7)	(16.8)	—	—	—	—

Total group operating profit	113.3	130.1	188.0	199.3	5.0	159.3
Share of operating loss of joint venture (including goodwill write-off and impairment)	(3.9)	(26.8)	—	—	—	—

Total operating profit (group and share of joint venture)	109.4	103.3	188.0	199.3	5.0	159.3
Gain/(loss) from discontinued operations	—	(9.2)	1.0	—	—	—
Gain on disposal of tangible assets	—	—	—	—	—	42.6
Net interest payable	(13.3)	(33.4)	(3.8)	(7.0)	(5.8)	(163.6)

Profit/(loss) on ordinary activities before taxation	96.1	60.7	185.2	192.3	(0.8)	38.3
Taxation	(30.9)	2.2	(20.3)	(56.8)	(1.0)	(8.8)

Profit/(loss) on ordinary activities	65.2	62.9	164.9	135.5	(1.8)	29.5
Equity minority interests	0.7	—	—	—	—	—

Profit/(loss) for the financial period	65.9	62.9	164.9	135.5	(1.8)	29.5

Other Financial Data
EBITDA from continuing operations(2)	305.2	301.7	313.6	324.7	11.9	303.8
Cash inflow/(outflow) from operating activities(2)	295.8	262.0	318.1	352.8	(20.6)	276.3

	Predecessor			Successor
	At December 31,
	2000 (as restated)	2001 (as restated)	2002 (as restated)	2003 (as restated)	2004
	($ in millions)
Consolidated Balance Sheet Data
Cash and cash equivalents	193.4	11.3	11.1	121.7	215.1
Restricted cash(4)	—	—	—	162.7	163.4
Current assets	324.8	170.5	181.5	431.1	540.3
Current liabilities	(260.7)	(186.9)	(192.6)	(571.2)	(172.7)
Working capital(5)	(129.3)	(27.7)	(22.2)	(261.8)	152.5
Total assets	1,166.6	1,133.8	1,369.6	2,197.5	2,176.0
Total liabilities	(484.6)	(370.1)	(455.7)	(2,163.4)	(2,111.5)
Share capital	16.2	16.2	19.7	34.5	34.5
Shareholders' equity	682.0	763.7	913.9	34.2	64.5
	Predecessor		Successor
	Year ended December 31, 2002 (as restated)	January 1 to December 17, 2003 (as restated)	December 17 to December 31, 2003 (as restated)	Year ended December 31, 2004
	($ in millions)
U.S. GAAP Information:
Consolidated Profit and Loss Account
Revenues	467.2	494.9	17.1	480.7
Group operating profit/(loss)	174.9	184.6	11.3	153.6
Net income/(loss)	156.2	121.9	(3.1)	51.7
Other Financial Data
EBITDA(2)	300.8	298.4	17.0	276.1
Net cash provided by/(used in) operating activities	315.3	351.2	(20.7)	199.7
	Predecessor	Successor
	At December 31,
	2002 (as restated)	2003 (as restated)	2004
	($ in millions)
Consolidated Balance Sheet Data
Total assets	1,355.2	2,069.7	2,154.0
Shareholders' equity	899.2	(154.7)	(93.2)

(1)
Included in revenues for the year ended December 31, 2001 is $0.1m of revenues from discontinued operations.

(2)
EBITDA and EBITDA from continuing operations means profit on ordinary activities after taxation plus taxation, net interest payable, depreciation, amortization and (when applicable) gain/(loss) from discontinued operations. EBITDA and EBITDA from continuing operations presented in this Annual Report are supplemental measures of our performance and liquidity that are not required by, or presented in accordance with, UK GAAP or U.S. GAAP. EBITDA and EBITDA from continuing operations are not measurements of our financial performance or liquidity under UK GAAP or U.S. GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with UK GAAP or U.S. GAAP or as an alternative to cashflow from operating activities as a measure of our liquidity. We believe EBITDA and EBITDA from continuing operations facilitate operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present EBITDA and EBITDA from continuing operations because we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of similar issuers, the vast majority of which present EBITDA and EBITDA from continuing operations when reporting their results. Finally, we present EBITDA and EBITDA from continuing operations as measures of our ability to service our debt. For a discussion of the limitations of EBITDA and EBITDA from continuing operations as analytical tools, please see "Presentation of Financial Information and Certain Other Data—Non-GAAP Financial Measures."

  Set forth below is a reconciliation of (i) our UK GAAP EBITDA from continuing operations to UK GAAP profit from ordinary activities after taxation, (ii) our UK GAAP EBITDA from continuing operations to our UK GAAP cash flow from operating activities, (iii) our UK GAAP EBITDA from continuing operations to U.S. GAAP EBITDA and U.S. GAAP net income/(loss) and (iv) U.S. GAAP EBITDA to U.S. GAAP net cashflow from operating activities.

	Predecessor
					Successor
	Year ended December
				January 1 to December 17, 2003 (as restated)	December 17 to December 31, 2003 (as restated)
	2000 (as restated)	2001 (as restated)	2002 (as restated)			Year ended December 31, 2004
	($ in millions)
Profit/(loss) on ordinary activities after taxation (UK GAAP)	65.2	62.9	164.9	135.5	(1.8)	29.5
Add back/(deduct):
Taxation	30.9	(2.2)	20.3	56.9	1.0	8.8
Net interest payable	13.3	33.4	3.8	6.9	5.8	163.6
Depreciation and amortization	176.4	156.9	125.6	125.4	6.9	144.5
(Gains)/losses from discontinued operations:
Operating profit/(loss)	15.7	16.8	—	—	—	—
Depreciation on discontinued assets	(0.2)	(2.2)	—	—	—	—
Share of operating loss of joint venture	3.9	26.9	—	—	—	—
(Gains)/losses on termination of subsidiary undertaking	—	9.2	(1.0)	—	—	—
Gain on disposal of tangible assets	—	—	—	—	—	(42.6)

EBITDA from continuing operations (UK GAAP)	305.2	301.7	313.6	324.7	11.9	303.8

	Predecessor
					Successor
	Year ended December 31,
				January 1 to December 17, 2003 (as restated)	December 17 to December 31, 2003 (as restated)
	2000 (as restated)	2001 (as restated)	2002 (as restated)			Year ended December 31, 2004
	($ in millions)
EBITDA from continuing operations (UK GAAP)	305.2	301.7	313.6	324.7	11.9	303.8
Adjustments:
Discontinued operations	(15.7)	(16.8)	—	—	—	—
Depreciation on discontinued assets	0.2	2.2	—	—	—	—
Impairment	—	—	0.3	—	—	—
Non-cash effect of issue of share capital to employees	—	—	3.5	—	—	—
Decrease/(increase) in stocks	(1.1)	0.4	(2.0)	1.0	0.5	(0.6)
(Increase)/decrease in debtors	(3.9)	(8.2)	(14.3)	23.5	(13.3)	(21.1)
(Decrease)/increase in creditors	12.1	(17.4)	13.3	4.1	(19.3)	(8.7)
(Decrease)/increase in provisions	(1.0)	0.1	3.7	(0.5)	(0.4)	2.9

Net cash inflow/(outflow) from operating activities	295.8	262.0	318.1	352.8	(20.6)	276.3

	Predecessor		Successor
	Year ended December 31, 2002 (as restated)	January 1 to December 17, 2003 (as restated)	December 17 to December 31, 2003 (as restated)	Year ended December 31, 2004
	($ in millions)
EBITDA from continuing operations (UK GAAP)	313.6	324.7	11.9	303.8
Adjustments to reconcile to U.S. GAAP EBITDA from continuing operations:
Pension plans	(1.0)	(1.4)	—	0.7
Financial instruments	15.4	(2.9)	2.2	(10.0)
Foreign exchange translation	(0.2)	(3.2)	(0.9)	(0.7)
Development costs	(28.0)	(14.8)	—	(12.5)
Gains/(losses) on termination of subsidiary undertaking	1.0	—	—	—
Loan facility fee	—	—	4.6	(4.6)
Stock option costs	—	(4.0)	—	—
Post retirement benefits	—	—	—	0.2
Deferred income	—	—	—	0.2
Other liabilities	—	—	(0.8)	(1.0)

EBITDA (U.S. GAAP)	300.8	298.4	17.0	276.1

Adjustments to reconcile to U.S. GAAP net profit/(loss):
Taxation	(15.2)	(52.6)	(1.0)	(8.6)
Net interest payable	(4.5)	(6.2)	(13.3)	(93.5)
Depreciation and amortization	(124.9)	(117.7)	(5.8)	(122.3)

Net profit/(loss) (U.S. GAAP)	156.2	121.9	(3.1)	51.7

	Predecessor		Successor
	Year ended December 31, 2002 (as restated)	January 1 to December 17, 2003 (as restated)	December 17 to December 31, 2003 (as restated)	Year ended December 31, 2004
	($ in millions)
EBITDA (U.S. GAAP)	300.8	298.4	17.0	276.1
Adjustments:
Decrease/(increase) in stocks	(2.0)	0.9	0.5	(0.6)
(Increase)/decrease in debtors	(14.3)	23.5	(13.3)	(21.1)
(Decrease)/increase in creditors	(0.8)	15.7	(24.4)	7.0
(Decrease)/increase in provisions	3.6	(0.5)	(0.4)	2.9
(Gains)/losses on termination of subsidiary undertaking	(1.0)	—	—	—
Impairment	0.3	—	—	—
Non-cash effect of issue of share capital to employees	3.5	—	—	—
Tax (paid)/received	26.3	13.7	—	1.1
Interest received	1.8	1.7	—	2.4
Interest paid	(2.9)	(2.2)	(0.1)	(68.1)

Net cash provided by/(used in) operating activities (U.S. GAAP)	315.3	351.2	(20.7)	199.7

(4)
Restricted cash comprises amounts held in a charged account for capital expenditures.

(5)
Working capital means current assets (other than cash and cash equivalents) less current liabilities.

EXCHANGE RATE INFORMATION

        The following table shows for the dates and periods indicated information concerning the noon buying rate in The City of New York for cable transfers in pounds sterling, which we refer to in this annual report as sterling, as certified for customs purposes by the Federal Reserve Bank of New York and expressed in U.S. dollars per £1.00.

Year	Year End	Average(1)	High	Low
2000	1.50	1.51	1.65	1.40
2001	1.45	1.44	1.50	1.37
2002	1.61	1.51	1.61	1.41
2003	1.78	1.65	1.78	1.55
2004	1.92	1.83	1.95	1.76

(1)
The average of the noon buying rates on the last day of each month during the year.

        The following table shows the high and low noon buying rates for each month during the previous six months, expressed in dollars per £1.00.

Month	High	Low
October 2004	1.84	1.78
November 2004	1.90	1.83
December 2004	1.95	1.91
January 2005	1.91	1.86
February 2005	1.92	1.86
March 2005	1.93	1.87

        Unless otherwise indicated, the exchange rate used in this Annual Report to convert sterling into dollars (and dollars into sterling) is the noon buying rate as of December 31, 2004 stated above. The noon buying rate as of April 25, 2005 was $1.91 per £1.00.

RISK FACTORS

Risks Relating to Our Business include the following:

We rely on third-party distribution partners and service providers to sell our services to end-users and to determine the prices end-users pay. If our distribution partners and service providers were to fail to market or distribute our services effectively or fail to offer our services at prices which are competitive, our revenues, profitability, liquidity and brand image could be adversely affected.

        We sell our existing services exclusively to third-party distribution partners, the majority of whom operate the land earth stations that transmit and receive those services to and from our satellites (although when our BGAN service is launched all traffic relating to that service will be handled by our own land earth stations in the Netherlands and Italy). These distribution partners then market and distribute our existing services (and from their launch, will market and distribute our BGAN services) to end-users, either directly or through other distribution partners and service providers.

        Pursuant to our arrangements with our distribution partners:

  •
  we do not set the prices end-users pay for our services;

  •
  we cannot contract with end-users of our services; and

  •
  with respect to our existing demand assigned and lease services (but excluding Regional BGAN) and with very few exceptions, we can only have a direct contractual relationship with companies (whether distribution partners or other entities) that operate land earth stations. With respect to our Regional BGAN, BGAN and lease services under the Inmarsat-4 narrow spot beams, this arrangement has changed, as we may contract with other distribution partners and we will handle the landing of all traffic relating to these services from our own land earth stations.

        As a result of these arrangements, we are dependent on the performance of our distribution partners to generate substantially all of our revenues. If our distribution partners were to fail to market or distribute our services effectively, or if they offered our services at prices which were not competitive, our revenues, profitability, liquidity and brand image could be adversely affected.

Sales to five of our distribution partners represent a significant portion of our revenues and the loss of any of these distribution partners could adversely affect our revenues, profitability and liquidity.

        As of 31 December 2004, we had 31 distribution partners. For the 2004 Financial Year, our five largest distribution partners in terms of our revenue were Stratos Global, Telenor, Xantic (a joint venture between KPN and Telstra), France Telecom Mobile Satellite Communications and KDDI. Sales to these five distribution partners represented 25.3%, 23.5%, 18.8%, 13.9% and 5.2%, respectively, of our revenue during the 2004 Financial Year. Any consolidation among our distribution partners would be likely to increase our reliance on a few key distributors of our services. The loss of any of these distribution partners, or the failure by any of them to market or distribute our services effectively, could cause end-users to seek alternative suppliers, which could adversely affect our revenues, profitability or liquidity. Failure of any of these distribution partners to settle their debts with us could adversely affect our revenues, profitability and liquidity.

We may not be able to offset declining revenues from voice services with revenues from data services.

        Since 1999, our revenues from voice services across each of our sectors have been declining, in part driven by the migration of end-users from analogue to digital services, the lower cost of using digital services, the availability of less expensive voice services offered by our competitors and the emergence of handheld satellite phones. For example, revenues from voice services in the maritime sector decreased by 6.4% in the 2004 Financial Year, compared to the 2003 Financial Year and decreased by 13.4% in the 2003 Financial Year compared to the 2002 Financial Year. In addition, revenues from voice services in the land sector decreased by 26.0% in the 2004 Financial Year, compared to the 2003 Financial Year, and decreased by 11.5% in the 2003 Financial Year compared with the 2002 Financial Year. Although overall declines in our voice revenue have generally been offset by increasing overall revenues from data services, our land data revenues were lower in the 2004 Financial Year compared to the 2003 Financial Year as a result of lower global security revenues in 2004. The underlying growth in our data revenue was greater than the decline in our voice revenue in the 2004 Financial Year. We expect declines in voice revenues to continue in the near to medium term, but at lower rates. Our future profitability depends, in part, on our ability to offset declining revenues from voice services with revenues from data services. If revenues from our data services do not continue to increase at a rate sufficient to offset the decline in revenues from our voice services, our total future revenues may be adversely affected.

A decrease in global security activity in the Middle East could negatively impact our revenues.

        Global security events, particularly those in 2002 and 2003, have had a positive impact on our revenues. Demand from government, media and aid organisations for our services in areas affected by global security events has continued in 2004 and 2005, although at a lower level than in 2003, reflecting a sustained level of global security activity in the Middle East. It is unclear whether this level of demand will continue in future periods. Although a portion of those revenues may be sustainable, a decrease in global security activity in the Middle East may have a corresponding adverse impact on our future revenues and results of operations.

The global communications industry is highly competitive. It is likely that we will face significant competition in the future from other network operators, which may adversely affect end-user take-up of our services and our revenues.

        The global communications industry is highly competitive. We face competition from a number of communications technologies in the various target markets for our services. It is likely that we will continue to face competition from other network operators in some or all of our target market segments in the future, particularly from satellite network operators. Competition from Iridium and Globalstar, two global mobile satellite communications service operators, has been increasing, particularly with respect to low speed data and voice services and where their hand-held form factor has competitive advantage. In addition, we also face competition for low-speed data and voice services from Thuraya and (to a lesser extent) other regional mobile satellite communications services operators, which has influenced the price at which our distribution partners and service providers offer our services. Thuraya has announced its intention to introduce a 144kbps mobile data communications service in the first half of 2005 on a regional basis.

        Communications providers who operate private networks using very small aperture terminals ("VSAT") or hybrid systems are also beginning to target users of mobile satellite services. Technological innovation in VSAT terminals, together with increased C-band and Ku-band coverage and commoditisation, have increased the competitiveness of VSAT and hybrid systems in some traditional mobile satellite communications services sectors. Furthermore, the gradual extension of terrestrial wireline and wireless communications networks to areas not currently served by them may reduce demand for our services in those areas.

        If we were to fail to offer services that compete effectively including BGAN, we could experience lower end-user take-up, which would have an adverse impact on our revenues, profitability and liquidity.

Our substantial debt could adversely affect our financial condition or results of operations.

        We have a significant amount of debt and we may incur additional debt. As of 31 December 2004, the principal amount of our total long term consolidated debt was $1,215.0 million (excluding $596.7 million of subordinated intercompany shareholder funding loan).

        The amount of our debt could:

  •
  require us to dedicate a substantial portion of our cash flows from operations to payments on our debt, which will reduce our cash flow available to fund capital expenditure, working capital, research and development and other general corporate purposes;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt than we do;

  •
  limit our flexibility in planning for, or reacting to, changes to our industry;

  •
  increase our vulnerability, and reduce our flexibility to respond, to general and industry specific adverse economic conditions; and

  •
  limit our ability to borrow additional funds, increase the cost of any such borrowing and/or limit our ability to raise equity funding.

        We may incur substantial additional debt in the future. The terms of our Senior Credit Agreement, the indenture governing our Senior Notes and the indenture governing our Senior Discount Notes restrict (or will restrict) our ability to incur, but do not prohibit us from incurring, additional debt. If we were to incur additional debt, the related risks we now face could increase.

We may not retain sufficient rights to the spectrum required to operate our satellite system to its expected capacity or to take full advantage of future business opportunities.

        We must retain rights to use sufficient L-band spectrum necessary for the transmission of signals between our satellites and end-user terminals. Our right to L-band spectrum is granted on an annual basis and evaluated and established, in part, through two annual, regional multilateral meetings of satellite operators—one for operators whose satellites cover North America, and a second for those which cover Europe, Africa, Asia and the Pacific. Since 1999, the North American operators have been unable to agree on new spectrum allocations and rights have been frozen at 1999 levels. Additionally, Mobile Satellite Ventures Corp., has challenged our right to some of our current North American spectrum, claiming that Mobile Satellite Ventures Corp. loaned us that spectrum over a period of years up to 2003. We have rejected that claim, and we believe the appropriate forum for spectrum allocation would be the next round of multilateral co-ordination meetings of North American operators.

        We have agreed spectrum allocations in the Europe, Africa, Asia and Pacific operators' review meetings (1) with all operators in respect of our existing services and (2) with all operators, except one, in respect of our next-generation BGAN services. We believe this agreement provides sufficient spectrum to support our next-generation BGAN services. However, the operator who has not agreed to this plan has already stated that it will continue to operate according to the previous spectrum allocation plan. If this situation persists, there is potential for interference to both our and that operator's services. Furthermore, it is possible we would need to apply for additional spectrum to support our future services.

        Competition for L-band spectrum from new operators or for new services or business opportunities could make it more difficult for us to retain rights to L-band spectrum or to take full advantage of future business opportunities by acquiring further L-band spectrum. If we were unable to retain sufficient rights to L-band spectrum, our ability to provide our services in the future could be prejudiced, which could have an adverse effect on our business and results of operations.

Applications by our competitors to use L-band spectrum for terrestrial services or on an ancillary basis could interfere with our services.

        On 29 January 2003, the Federal Communications Commission (the "FCC"), promulgated a general ruling (the "ATC Ruling") that mobile satellite communications services spectrum, including the L-band spectrum we use to operate our services, could be used by mobile satellite communications services operators to integrate ancillary terrestrial component ("ATC") services into their satellite networks in order to provide combined terrestrial and satellite communications services to mobile terminals in the United States. On 8 November 2004, the FCC issued an order granting MSV an ATC licence and approving several waivers of the ATC Ruling that MSV requested, while deferring ruling on certain additional waivers. On 10 February 2005, following a series of petitions and requests for reconsideration, the FCC clarified the ATC Ruling by a further memorandum opinion and order which, inter alia, settled the applicable rules on inter-system interference and other general requirements for integrated mobile satellite communications/ATC systems (the "MOO"). It may not be known whether the MOO will provide effective protection of our mobile satellite services from harmful interference until third parties commence commercial operations of integrated mobile satellite communications/ATC services. Our ability to take action to eradicate any such interference will depend, in part, upon our ability to negotiate co-ordination agreements with the mobile satellite communications/ATC operator.

        The implementation of ATC services by mobile satellite communications services operators in the United States or other countries may result in increased competition for the right to use L-band spectrum, and such competition may make it difficult for us to obtain or retain spectrum resources we require for our existing and future services. In addition, the FCC's decision to permit integrated mobile satellite communications/ATC services was based on certain assumptions, particularly relating to the level of interference that the provision of integrated mobile satellite communications/ATC services would likely cause to other mobile satellite communications services operators, such as us, who use the L-band spectrum. If the FCC's assumptions with respect to the use of L-band spectrum for integrated mobile satellite communications/ATC services prove inaccurate, or a significant level of integrated mobile satellite communications/ATC services is provided in the United States, the provision of integrated mobile satellite communications/ATC services could interfere with our satellites and user terminals, which may adversely impact our services. For example, the use of certain L-band spectrum to provide integrated mobile satellite communications/ATC services in the United States could interfere with our satellites providing communications services outside the United States where the satellites' "footprint" overlaps the United States. Such interference could limit our ability to provide services that are transmitted through any satellite visible to the United States. Three of our Inmarsat-3 satellites and two of our Inmarsat-2 satellites are visible to the United States. Our two Inmarsat-4 satellites may be visible to the United States. In addition, users of our terminals in the United States could suffer interruptions to our services if they try to use their terminals near ATC terrestrial base stations used to provide integrated mobile satellite communications/ATC services. In the event that we anticipate significant usage of mobile user terminals near ATC terrestrial base stations, it may be necessary for the manufacturers of the mobile terminals to modify their products to make them less susceptible to interference, or for us to develop new call set-up procedures which will redirect traffic to frequencies that are adequately removed from transmissions by nearby ATC base stations.

        Other jurisdictions are considering, and could implement, similar regulatory regimes in the future. In May 2004, Industry Canada, the Canadian regulator, decided in principle to allow ATC services in Canada. European regulators are currently considering the technical and regulatory issues which would arise if mobile satellite communication services operators were authorised to provide terrestrial services, including ATC, in 2 GHz bands. There is currently no timetable for the introduction of such services in Europe.

        Any or all of the preceding could have a material adverse effect on our revenues, profitability or liquidity.

We rely on third parties to manufacture and supply terminals for our existing and evolved to access our services and, as a result, we cannot control the availability of terminals.

        Terminals used to access our services are built by a limited number of independent manufacturers. Although we provide manufacturers with key performance specifications for the terminals, these manufacturers could:

  •
  reduce production of, or cease to manufacture, some of the terminals that access our services;

  •
  manufacture terminals with defects that fail to perform to our specifications;

  •
  fail to build or upgrade terminals that meet end-users' requirements within our target market segments;

  •
  fail to meet delivery schedules or to market or distribute terminals effectively; or

  •
  sell some of our terminals at prices that end-users or potential end-users do not consider attractive.

        Any of the foregoing could adversely affect the ability of our distribution partners to sell our services, which, in turn, could adversely affect our revenues, profitability and liquidity, as well as our brand image.

We rely for the time being on Thuraya to provide leased satellite capacity for our Regional BGAN service, and factors beyond our control with respect to the Thuraya satellite could affect our Regional BGAN revenues.

        We lease capacity on Thuraya's D2 satellite to provide our Regional BGAN service. The Thuraya satellite, like all satellites, could experience technical and operational failures that could adversely affect our ability to provide our Regional BGAN service. A loss of access to the Thuraya satellite could adversely affect our revenue and/or our brand image and make it more difficult to market our Regional BGAN service. In light of the successful launch of our first Inmarsat-4 satellite in March 2005, following full deployment and arrival at its orbital slot, we envisage that the migration of all Regional BGAN traffic to our first Inmarsat-4 satellite will be completed by the end of July 2005 and the Thuraya lease will be terminated thereafter,

We may not be able to recruit and retain the number and calibre of management or employees necessary for our business, which may adversely affect our revenues and profitability.

        Technological competence and innovation is critical to our business and depends, to a significant degree, on the work of technically skilled employees. Competition for the services of these types of employees exists. We may not be able to attract and retain these employees. If we are unable to attract and retain adequate technically skilled employees, including those supporting the development and provision of our higher bandwidth services, our competitive position could be materially adversely affected.

We are subject to foreign exchange risk.

        We use the US dollar as our functional and reporting currency. While almost all of our revenues are denominated in US dollars, the majority of our operating expenses and a small proportion of our capital expenditures are denominated in currencies other than the US dollar. Our primary exchange rate risk is against pounds sterling. The US dollar has significantly weakened against the pound sterling since June 2001 and in the event it continues to weaken in the medium to long-term, our results of operations may be adversely affected. Although we generally seek to hedge our foreign currency exposure in the short-term, in the longer-term our results of operations would be adversely affected by continued weakness of the US dollar against the pound sterling.

Risks Relating to Our Technology and the Operation and Development of Our Network

Our satellites are subject to significant operational risks while in orbit which, if they were to occur, could adversely affect our revenues, profitability and liquidity.

        Satellites are subject to significant operational risk while in orbit. These risks include malfunctions, commonly referred to as anomalies, that have occurred in our satellites and the satellites of other operators as a result of various factors, such as satellite manufacturers' errors, problems with the power or control systems of the satellites and general failures resulting from operating satellites in the harsh environment of space.

        Although we work closely with satellite manufacturers to determine and eliminate the cause of anomalies in new satellites and provide redundancy for many critical components in our satellites, we may experience anomalies in the future, whether of the types described above or arising from the failure of other systems or components.

        Any single anomaly or series of anomalies could materially adversely affect our operations, as well as our ability to attract new customers for our services. Anomalies could also reduce the expected useful life of a satellite, thereby reducing the revenue that we could generate with that satellite, or create additional expenses due to the need to provide replacement or back-up satellites. For example, in 2004 we experienced an anomaly with respect to one of our Inmarsat-2 satellites that helps to provide redundancy to our fleet and carries leased traffic. As a consequence of that anomaly, we utilised approximately half of the satellite's remaining fuel in successfully recovering the satellite, and now expect its useful life to end in 2006 based on normal fuel consumption rates. However, the satellite that experienced the anomaly has been operating for over 13 years and its original design life was ten years. The occurrence of future anomalies could materially adversely affect our ability to insure our satellites at commercially reasonable premiums, if at all. For more information on the risk that we may be unable to obtain and maintain insurance for our satellites, see "—We may be unable to obtain and maintain insurance for our satellites, and the insurance we obtain may not cover all losses we experience. Even if our insurance were sufficient, delays in launching a satellite could adversely affect our revenues, profitability and liquidity" below.

        Meteoroid events pose a potential threat to all satellites. The probability that a meteor will damage those satellites increases significantly when the earth passes through the particulate stream left behind by comets. Occasionally, increased solar activity poses a potential threat to all in-orbit satellites.

        Some decommissioned spacecraft are in uncontrolled orbits that pass through the geostationary belt at various points, and present hazards to operational spacecraft, including our satellites. The loss, damage or destruction of any of our satellites as a result of an electrostatic storm, collision with space debris, malfunction or other event could have a material adverse effect on our business.

        In addition, our satellite system includes six tracking, telemetry and control ground stations and four network co-ordination stations located around the world. If two or more of these stations were to fail at the same time, our ability to operate our satellites effectively may be limited, which could adversely effect our revenues, profitability or liquidity.

Our satellites have minimum design lives, but could fail or suffer reduced capacity before the end of their design lives.

        Our ability to generate revenue depends on the useful lives of our satellites. Each satellite has a limited useful life. A number of factors affect the useful lives of the satellites, including, among other things, the quality of their construction, the durability of their component parts, the ability to continue to maintain proper orbit and control over the satellite's functions, the efficiency of the launch vehicle used, and the remaining on-board fuel following orbit insertion. The minimum design life of our Inmarsat-2 and Inmarsat-3 satellites is ten years, whilst our Inmarsat-4 satellites each have a minimum design life of 13 years. However, whilst our Inmarsat-2 satellites have so far exceeded their original design lives, the actual useful lives of our other satellites could be shorter.

The delivery and launch of our second and third Inmarsat-4 satellites are subject to risks, the occurrence of which could materially and adversely affect our performance.

        Our second and third Inmarsat-4 satellites are subject to possible delivery delays and risks relating to launches, including launch failure or incorrect orbital placement. We have entered into a contract with Astrium for the manufacture of three Inmarsat-4 satellites. Our first Inmarsat-4 satellite was successfully launched on 11 March 2005. As the manufacture of these satellites is technically complex, the delivery of our second and third Inmarsat-4 satellites could be delayed, which may, in turn, delay the introduction of our planned BGAN service.

        Our first Inmarsat-4 satellite was launched successfully using a launch vehicle provided by an affiliate of Lockheed Martin and we have a contract with Sea Launch to provide one launch vehicle for our second Inmarsat-4 satellite. We have options with both companies for additional launch vehicles. As a result of the relatively large mass of our Inmarsat-4 satellites, we have been required to select versions of launch vehicles that, as of the date hereof, have a limited history of prior use. The use of a launch vehicle with a less established history could increase the risk of launch delay and failure. Launch failures preceding any of our launches could cause extensive delays while the cause of the failure is under investigation. A launch failure affecting our second Inmarsat-4 satellite would also require us to launch our third Inmarsat-4 satellite. A second failure would require the construction of at least one replacement Inmarsat-4 satellite (which could take several years and, if not adequately covered by insurance, would be expensive). A significant delay in the deployment of our Inmarsat-4 satellites could materially adversely affect our ability to generate revenues from next-generation services and could significantly increase the cost thereof.

We may be unable to obtain and maintain insurance for our satellites, and the insurance we obtain may not cover all losses we experience. Even if our insurance were sufficient, delays in launching a replacement satellite could adversely affect our revenues, profitability and liquidity.

        We are required by our debt instruments to obtain insurance for certain risks associated with the launch and in-orbit operation of our Inmarsat-4 satellites. We have obtained in-orbit insurance for our Inmarsat-3 satellites through December 2005 and we have also obtained launch plus one year in-orbit insurance for our Inmarsat-4 satellites, as described in Item 4 "Information on the Company—Business Overview—Insurance of Our Business and Insurable Assets".

        The price, terms and availability of insurance have fluctuated significantly since we began offering commercial satellite services. The cost of obtaining insurance has been rising substantially, and may continue to rise, as a result of either satellite failures or general conditions in the insurance industry. Insurance policies on satellites may not continue to be available on commercially reasonable terms, or at all. In addition to higher premiums, insurance policies may provide for higher deductibles, shorter coverage periods and additional satellite health-related policy exclusions. An uninsured failure of one or more of our satellites could have a material adverse effect on our financial condition and results of operations. In addition, higher premiums on insurance policies will increase our costs, thereby reducing our operating income by the amount of such increased premiums.

        Furthermore, insurance for launch and in-orbit operation will not protect us against all satellite related losses in the event of a failure. For example, our in-orbit Inmarsat-3 satellite insurance excludes the first loss and provides for the exclusion of losses ensuing from, among other things, acts of war and terrorism. Even if the proceeds from our insurance were sufficient to replace a destroyed or malfunctioning satellite, the delay in deployment of a replacement satellite could adversely affect our revenues, profitability or liquidity.

        Even where we have obtained launch and in-orbit insurance for a satellite, this insurance coverage will not protect us against all losses to the satellite. Our current insurance policies contain specified exclusions and material change limitations. These exclusions relate to losses resulting from acts of war, insurrection or military action, as well as lasers, directed energy beams, or nuclear or anti-satellite devices. These exclusions also relate to losses resulting from government confiscation and nuclear reaction or radioactive contamination. Insurers may invoke material change limitations in policies for satellites yet to be launched that permit them to renegotiate existing terms and conditions because of changes to the risk associated with the insured satellite or anomalies occurring on similar satellites before risk attaches upon launch. In addition, our insurance does not protect us against lost or delayed revenue, business interruption or lost business opportunities.

New technologies used by our competitors may reduce demand for our services or render our technologies obsolete, which may have a material adverse effect on the cost structure and competitiveness of our services, possibly resulting in a negative effect on our revenues, profitability or liquidity.

        The space and communications industries are subject to rapid advances and innovations in technology. We expect to face competition in the future from companies using new technologies and new satellite and terrestrial systems. Advances or innovations in technology could render our technologies obsolete or less competitive by satisfying consumer demand in more attractive or cost-effective ways, or by introducing standards incompatible with ours. Obsolescence of the technologies that we use could have a material adverse effect on our revenues, profitability or liquidity.

Our business relies on intellectual property, some of which third parties own, and we may inadvertently infringe upon their patents and proprietary rights.

        Many entities, including some of our competitors, currently (or may in the future) hold patents and other intellectual property rights that cover or affect products or services related to those that we offer. We cannot assure you that we are aware of all intellectual property rights that our products may infringe upon. In general, if a court were to determine that one or more of our products infringes upon intellectual property held by others, we may be required to cease developing or marketing those products, to obtain licences from the holders of the intellectual property, or to redesign those products in such a way as to avoid infringing upon others' patents. We cannot estimate the extent to which we may be required in the future to obtain intellectual property licences, or the availability and cost of any such licences. To the extent that we are required to pay royalties to third parties to whom we are not currently making payments, these increased costs of doing business could negatively affect our profitability or liquidity.

        If a competitor holds intellectual property rights, it may not allow us to use its intellectual property at any price, which could adversely affect our competitive position.

Our Regional BGAN revenues could be affected by the operational failure of our land earth station in Fucino, Italy.

        Our Regional BGAN service is operated exclusively through our land earth station in Fucino, Italy. Whilst our Fucino land earth station is highly reliable and has substantial redundancy, we have no back-up facilities from which we can operate our Regional BGAN service. If the land earth station in Fucino were to suffer a material operational failure, it is likely that our Regional BGAN revenues would be adversely affected.

Our BGAN network has not been completed and is subject to implementation risks.

        Our next-generation BGAN infrastructure, which will include a ground network and user terminals, as well as a business support sub-system, is currently under development and is complex and innovative. We will face significant challenges related to the timely delivery of this infrastructure. In particular, we will need to integrate all components of the infrastructure, including the radio access network to be delivered by Thrane & Thrane, the core network infrastructure that was recently delivered by Ericsson Limited, and the user terminals, which are to be delivered by multiple manufacturers. For more information on our contracts with Thrane & Thrane and Ericsson Limited and our user terminal contracts, see Item 10 "Additional Information—Material Contracts—Radio Access Network Contract with Thrane & Thrane". We have also contracted with Danet for a BGAN business support system which will, among other things, provide billing and customer administration functions. For more information on our contract with Danet, see Item 10: "Additional Information—Material Contracts—BGAN Business Support Systems Contract with Danet"".

        Following the successful launch of our first Inmarsat-4 satellite, we intend to migrate our Regional BGAN end-users onto this new system, which may also present challenges. If we were to encounter difficulties integrating the network and billing systems, or individual components were delivered late, the availability of our BGAN service to customers could be delayed, which could adversely affect our revenues, profitability or liquidity.

Regulatory Risks

Our business is subject to regulation and we face increasing regulation with respect to the transmission of our satellite signals and the provision of our mobile satellite communications services in some countries, which could require us to incur additional costs, could expose us to fines and could limit our ability to provide existing and new services in some countries.

        The maintenance and expansion of our business is dependent upon, among other things, our ability (and/or the ability of our distribution partners and/or their service providers) to obtain required government licences and authorisations in a timely manner, at reasonable costs and on satisfactory terms and conditions.

        Our business is subject to the regulatory authority of the government of the United Kingdom and the national authorities of the countries in which we operate, as well as to the regulations of various international organisations. Government authorities generally regulate, among other things, the construction, launch and operation of satellites, the use of satellite spectrum at specific orbital locations, the licensing of land earth stations and mobile terminals, and the provision of satellite services. For more information on the regulatory environment in which we operate, see "Item 4: Information on the Company—Regulation".

        In particular, under the UK Outer Space Act 1986, we must obtain licences to conduct our business, including for the launch of our satellites. The terms of these licences provide that we indemnify the UK government without limit for any claim brought against it as a result of our licensed activities or in respect of any loss suffered by the UK government as a result of any breach of the terms of the licence. We also must maintain insurance of up to £100 million per satellite to be used to pay any sums to the UK government in respect of this indemnity. We would expect any licence granted by the UK government in respect of our other Inmarsat-4 satellites to contain equivalent terms.

        Increasingly, regulatory authorities are imposing fees and introducing new regulatory requirements on businesses that use spectrum or offer communications services. This could significantly affect our business. In addition to the licences issued to us by the UK government for the launch and operation of our satellites, to date, we have obtained specific telecommunications or frequency licences with respect to our existing services in Australia, Brazil, Ecuador, Egypt, Germany, Iraq, Italy, Jordan, Kenya and Switzerland. Additionally, Belgium, France, Honduras, the Netherlands, Saudi Arabia and Spain require us to obtain such licences, and additional countries are considering whether to implement such licence requirements. These licence requirements could require us to incur new and unforeseen additional costs, could expose us to fines if we were unable to obtain or retain any licences or meet all regulatory requirements, and could limit our ability to provide existing or new services in some countries, which could adversely affect our revenues, profitability or liquidity.

        It is also possible that regulatory authorities in some countries may require us to establish a land earth station or a point of presence in their countries as a condition to distribute our BGAN services in those countries. Some countries may also require us to provide traffic reports on a regular basis or maintain a domestic billing database for their country. To the extent we own and/or operate the land earth stations for our BGAN services, we are required to obtain licences for the operation of those stations as network facilities, and also will need to obtain rights to C-band spectrum for communications between the stations and our satellites. Approval of the offering of our services or operation of land earth stations will be contingent upon us or our distribution partners providing any countries as may so require with the ability to monitor calls made to or from such countries and/or to report BGAN traffic. Although we believe that we will be able to address the concerns of many of these countries as they arise, there is no assurance that we and/or our distribution partners and/or their service providers will be able to do so. In addition, some countries in which we or our distribution partners, or their service providers, operate have laws and regulations relating to privacy and the protection of data which may impair our ability to obtain licences or offer our services on a timely basis.

        Laws, policies and regulations affecting the satellite industry are subject to change in response to industry developments, new technology or political considerations. Legislators or regulatory authorities in various countries are considering, and may in the future adopt, new laws, policies and regulations or changes to existing regulations regarding a variety of matters that could, directly or indirectly, affect our operations or the operations of our distribution partners, or increase the cost of providing services over our system. Changes to current laws, policies or regulations or the adoption of new regulations could affect our ability to obtain or retain required government licences and authorisations or could otherwise have a material adverse effect on our business.

Our contractual relationships with our distribution partners may be subject to regulatory challenge, which could require us to renegotiate the contractual relationships and could result in the imposition of fines.

        Our overall relationship with our distribution partners is governed by our Distribution Agreements. There is a risk that regulatory authorities or other third parties could challenge the Distribution Agreements, for example under European Union ("EU") competition laws. As of 1 May 2004, it is no longer possible to obtain an exemption from EU competition rules by notifying an agreement to the European Commission, and parties must make their own assessment as to whether their agreements fulfil EU competition requirements. We have recently conducted a regulatory review of the terms of the Distribution Agreements, and of our competitive position in the sectors in which we operate. We do not believe that we are party to any agreement that is, in the current competitive environment, anti-competitive, or otherwise faces a significant risk of regulatory challenge. However, the competitive environment may change, and regulatory risk analysis is by its nature subjective. Therefore, we cannot assure you that either we, or the Distribution Agreements, or our distribution partners face no risk of challenge. For example, competition authorities could determine that we have market power in one or more business sectors, and could challenge us, or the Distribution Agreements or our distribution partners as anti-competitive. A successful regulatory challenge could result in portions, or all, of the Distribution Agreements being declared unenforceable, could require us to modify or replace certain provisions of the Distribution Agreements in order to achieve compliance and, in certain circumstances, could result in the imposition of fines. Competition authorities generally have powers to impose fines (in the case of the European Commission, up to a maximum of 10% of a company's worldwide annual group revenues) for breaches of competition laws. In addition, third parties could initiate civil litigation claiming damages caused by alleged anticompetitive practices and agreements.

We may not be aware of certain foreign government regulations.

        Because regulatory schemes vary by country and evolve over time, we may be subject to regulations in foreign countries of which we are not presently aware. If that were to be the case, we could be subject to sanctions by a foreign government that could materially adversely affect our ability to operate in that country. Our current regulatory approvals could now be (or could become) insufficient in the view of foreign regulatory authorities, any additional necessary approvals may not be granted on a timely basis (or at all), in all jurisdictions in which we wish to offer services, and applicable restrictions in those jurisdictions could become unduly burdensome. The failure to obtain the authorisations necessary to operate satellites internationally could have a material adverse effect on our ability to generate revenue and on our overall competitive position.

        We, our customers and companies with which we or they do business may be required to have authority from each country in which we or they provide services or provide our or their customers use of our satellites. Because regulations in each country are different, we may not be aware if some of our customers and/or companies with which we or they do business do not hold the requisite licences and approvals.

Our distribution partners and service providers face increasing regulation in many countries, and end-users often require licences to operate end-user terminals. This regulatory burden could increase the costs of our distribution partners and service providers or restrict their ability to sell our products.

        Our distribution partners and service providers need licences and regulatory consents to offer our services in many countries where they operate. In addition, end-users often require licences to use our terminals. Furthermore, we expect that our distribution partners, their service providers and end-users will require licences for our Regional BGAN and BGAN services in many jurisdictions, and they may fail to obtain those licences. Any delay or failure by distribution partners, their service providers or end-users to obtain required licences in connection with the distribution of our services or use of terminals could prevent our services from being distributed, sold or used in some countries or lead to unauthorised use that could affect the reputation of our brand, which could adversely affect our revenues.

We may not be successful in co-ordinating our satellite operations under applicable international regulations and procedures or in obtaining spectrum and orbital resources we require for our operations.

        The International Telecommunications Union (the "ITU") regulates the use of radio frequency bands and orbital locations used by satellite networks to provide communications services. The use of spectrum and orbital resources by us and other satellite networks must be co-ordinated pursuant to the ITU's Radio Regulations in order to avoid causing harmful interference between or among the respective networks. In the case of the L-band, the ITU process has resulted in agreements between the relevant national administrations whereby the use of frequencies by our satellite network and other satellite networks is co-ordinated in regional operator review meetings and negotiations. Increased competition for spectrum and orbital locations may make it difficult for us to obtain or retain the right to use the L-band spectrum allocations and orbital resources we require for our operations. In the future, we may not be able to co-ordinate our satellite operations successfully under international telecommunications regulations and we may not be able to obtain or retain the spectrum and orbital resources we require to provide our existing or future services.

Risks relating to the Senior Notes

Our substantial debt could adversely affect our financial condition or results of operations and prevent us from fulfilling our obligations under the senior notes.

        We have a significant amount of debt and we may incur additional debt. As of December 31, 2004, the principal amount of our total long-term consolidated debt was $1,811.8 million (including $596.7 million of subordinated intercompany shareholder funding loan at that date). In addition, we have a further $175.0 million of available, but undrawn, debt facilities under the senior credit agreement, which we may incur in the future.

        Our substantial debt could have important consequences to holders of the senior notes. For example, it could:

  •
  make it difficult for the issuer to satisfy its obligations with respect to the senior notes and the guarantor of the senior notes to satisfy its obligations with respect to the guarantee;

  •
  require us to dedicate a substantial portion of our cash flows from operations to payments on our debt, which will reduce our cash flow available to fund capital expenditures, working capital, research and development and other general corporate purposes;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt than we do;

  •
  limit our flexibility in planning for, or reacting to, changes to our industry;

  •
  increase our vulnerability, and reduce our flexibility to respond, to general and industry-specific adverse economic conditions; and

  •
  limit our ability to borrow additional funds, increase the cost of any such borrowing and/or limit our ability to raise equity funding.

        We may incur substantial additional debt in the future. The terms of our senior credit agreement, the indenture governing the senior notes and the indenture governing the senior discount notes restrict (or will restrict) our ability to incur, but do not prohibit us from incurring, additional debt. If we were to incur additional debt, the related risks we now face could increase.

We require a significant amount of cash to make payments on the senior notes and to service our debt. Our ability to generate sufficient cash depends on a number of factors, many of which are beyond our control.

        Our ability to make payments on and to refinance our debt will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these "Risk Factors."

        Historically, we have met our debt service and other cash requirements with cash flows from operations, bank overdrafts and, more recently, our medium-term revolving facility. Following the acquisition and the related financing transactions, however, our debt service requirements have increased significantly. Our net cash interest expense for the year ended December 31, 2004 was $65.7 million (which amount excludes, among others, non-cash accretion of principal on the subordinated intercompany shareholder funding loan). In addition, the principal amount of our total long-term consolidated debt (excluding $596.7 million principal amount of subordinated intercompany shareholder funding loan) as of December 31, 2004 was $1,215.0 million. Our business might not generate sufficient cash flows from operating activities, and future debt and equity financing might not be available to us, in an amount sufficient to enable us to pay our debts when due, including the senior notes, or to fund our other liquidity needs. See Item 5: "Operating and Financial Review and Prospects."

        If our future cash flows from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to:

  •
  reduce or delay our business activities, capital expenditures and research and development;

  •
  sell assets;

  •
  obtain additional debt or equity capital; or

  •
  restructure or refinance all or a portion of our debt, including the senior notes, on or before maturity.

        We might not be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt, and the terms of the indenture governing the senior notes and the indenture governing the senior discount notes, will limit our ability to pursue any of these alternatives. If we obtain additional debt financing, the related risks we now face will increase.

The issuer and Inmarsat Investments Limited must rely on payments from Inmarsat Ventures Limited and its subsidiaries to fund payments on the senior notes and Inmarsat Ventures Limited and its subsidiaries might not be able to make payments to us in some circumstances.

        The issuer is a finance subsidiary that conducts no business operations, and its only assets following the offering of the senior notes will be the subordinated intercompany shareholder funding loan. If Inmarsat Investments Limited were to fail to make scheduled payments on the subordinated intercompany shareholder funding loan, we do not expect the issuer to have any other sources of funds that would allow it to make payments to you.

        Payments on the subordinated intercompany shareholder funding loan are restricted by the intercreditor agreement which, in general, precludes payments of principal on the loans but permits interest payments (although interest payments are subject to suspension during an event of default under the senior credit agreement).

        Furthermore, Inmarsat Investments Limited is a holding company and does not directly conduct any business operations. Inmarsat Investments Limited's only significant asset is the shares it holds in Inmarsat Ventures Limited. We do not expect Inmarsat Investments Limited to have any sources of funds that would allow Inmarsat Investments Limited to make payments to the issuer on the subordinated intercompany shareholder funding loan or to otherwise make distributions to the issuer, other than funds lawfully distributed by operating subsidiaries of Inmarsat Investments Limited.

        You will not have any direct claim on the cash flows of Inmarsat Investments Limited's operating subsidiaries that are not subsidiary guarantors and any such subsidiaries will have no obligation, contingent or otherwise, to pay amounts due under the senior notes or the subordinated intercompany shareholder funding loan or to make funds available to the issuer or Inmarsat Investments Limited for these payments.

Each subsidiary guarantee of the senior notes will not mature or be payable until certain events have occurred, and will be subordinated in right of payment to the senior debt of such subsidiary guarantor.

        Each subsidiary guarantee:

  •
  is a general obligation of the subsidiary guarantor;

  •
  ranks below all existing and future senior debt of such subsidiary guarantor in right of payment;

  •
  ranks equally with any future senior subordinated debt of such subsidiary guarantor in right of payment; and

  •
  is unsecured (except for the second-ranking charge over the shares of Inmarsat Ventures Limited, granted by Inmarsat Investments Limited).

        The subsidiary guarantees will not be due and payable unless: (i) an event of default arising out of the failure to pay any amount under the senior notes or any related document occurs and is continuing and (ii) either (A) 179 days has elapsed since the date of the default or (B) if earlier, (1) certain insolvency events occur in respect of the relevant subsidiary guarantor, (2) a default has occurred under the senior credit agreement resulting in the acceleration of that senior credit agreement or (3) the lenders under the senior credit agreement have taken certain steps to enforce the senior credit agreement.

        All payments on the subsidiary guarantee of a subsidiary guarantor will be permanently blocked following a payment event of default with respect to any senior debt, and will be blocked for 179 days following certain non-payment defaults with respect to the designated senior debt, including the senior credit agreement.

        Upon any distribution to creditors of a subsidiary guarantor in an insolvency, bankruptcy or similar proceeding, the holders of senior debt of the relevant subsidiary guarantor will be entitled to full repayment before the beneficiaries of the subsidiary guarantor's subsidiary guarantee will be entitled to any repayment. As a result, there is a risk that holders of senior notes and the subsidiary guarantees may receive relatively less in an insolvency, bankruptcy or similar proceeding of the subsidiary guarantors than the holders of senior debt of the subsidiary guarantors, including the lenders under our senior credit agreement.

        The indenture will permit the trustee to enter into future intercreditor arrangements (without the consent of the holders of senior notes) on terms substantially the same as the existing intercreditor agreement in favor of future holders of designated senior debt.

        As of December 31, 2004, the aggregate amount of senior debt of the subsidiary guarantors (including borrowings under our senior credit agreement) was $737.5 million, and $175.0 million was available for additional senior borrowing under the capital expenditure facility and working capital facility under our senior credit agreement.

Your right to enforce the second-ranking charge over the shares of Inmarsat Ventures Limited and the security over the subordinated intercompany shareholder funding loan are limited as long as any debt under the senior credit agreement is outstanding.

        The second-ranking charge over the shares of Inmarsat Ventures Limited in favor of the noteholders will rank behind the first priority charge in favor of the senior lenders under our senior credit agreement. As a result, the proceeds of any enforcement over the shares will be applied first to repay the senior credit agreement, and thereafter to repay the senior notes. In addition, the existing intercreditor deed provides that while any amounts are outstanding under the senior credit agreement, the holders of the senior notes may not enforce their security over the shares of Inmarsat Ventures

Limited or the subordinated intercompany shareholder funding loan without the consent of a majority of the lenders under the senior credit agreement, except as follows.

        The second-ranking share charge cannot be enforced unless:

  •
  certain insolvency events in respect of the issuer, the guarantors, their material subsidiaries and certain of their holding companies are continuing; or

  •
  an event of default under the indenture has occurred and is continuing and:

  •
  the senior agent has received a notice of the default, specifying the event or circumstances of that default, from the trustee acting on the instructions of the holders of more than 50% in principal amount of the outstanding senior notes; and

  •
  a period of not less than 179 days has elapsed from the date that notice was given to the senior agent; and

  •
  at such time, the senior lenders have taken no enforcement action (as defined in the intercreditor agreement) under the security documents in relation the senior lenders' charge over the shares (or, they have taken such enforcement action but are not pursuing it diligently).

        Until the date all obligations under the Senior Credit Agreement are repaid, the security agent will hold the share certificates in respect of the shares of Inmarsat Ventures Limited. The security agent has agreed to deliver the share certificates to the trustee once the second-ranking share charge becomes enforceable (in accordance with the terms of the Intercreditor Agreement), but if the security agent were not to deliver the share certificates in accordance with such undertaking, the trustee may not be able to sell the shares.

        Until the foregoing events have occurred, the lenders and the agent under the senior credit agreement will have the exclusive right to make all decisions with respect to the enforcement of the charge over the shares of Inmarsat Ventures Limited. Our senior lenders may have interests that are different from the interests of holders of the senior notes, and they may elect not to pursue their remedies under the share charge at a time when it would be advantageous for the holders of the senior notes to do so.

        The pledge of the subordinated intercompany shareholder funding loan cannot be enforced unless:

  •
  certain insolvency events in respect of the issuer, the guarantors, their material subsidiaries and certain of their holding companies are continuing; or

  •
  an event of default under the indenture has occurred and is continuing and:

  •
  the senior agent has received a notice of the default from the trustee specifying the event or circumstances of that default; and

  •
  a period of not less than 179 days has elapsed from the date that notice was given to the senior agent.

The subordinated intercompany shareholder funding loan are subordinated in right of payment to all of the senior debt of Inmarsat Investments Limited, and are subject to standstill provisions.

        In accordance with the provisions of the intercreditor agreement, so long as any borrowings or commitments remain outstanding under the senior credit agreement, Inmarsat Investments Limited may not make any payments on the subordinated intercompany shareholder funding loans other than interest, fees or expenses thereon.

        In addition, all payments in respect of the subordinated intercompany shareholder funding loans will be permanently blocked in the event of a payment default with respect to "senior debt" and will be blocked for 179 days in the event of certain non-payment defaults with respect to "designated senior debt".

        Furthermore, no enforcement action under the subordinated intercompany shareholder funding loans may be taken unless:

  •
  certain insolvency events in respect of the issuer, the guarantors, their material subsidiaries and certain of their holding companies are continuing; or

  •
  an event of default under the indenture governing the senior notes has occurred and 179 days have elapsed since notice has been given to the agent under the senior credit agreement concerning such event of default.

        Finally, upon any distribution to creditors of Inmarsat Investments Limited in a winding-up, dissolution, administration, reorganization, composition, receivership or similar proceeding, the holders of "senior debt" of Inmarsat Investments Limited will be entitled to be paid in full before any payment may be made with respect to the subordinated intercompany shareholder funding loans. As a result, holders of senior notes may receive less, ratably, in an insolvency, bankruptcy or similar proceeding than the holders of senior debt of Inmarsat Investments Limited, including the lenders under our senior credit agreement.

        The indenture permits the trustee to accede to similar intercreditor arrangements (without the consent of the holders of the senior notes) in favor of future holders of designated senior debt.

  We are subject to restrictive debt covenants.

        The senior credit agreement, as well as the indentures governing the senior notes, contain provisions that may restrict our ability and the ability of our subsidiaries to take certain actions.

        The senior credit agreement contains negative covenants that restrict or prohibit our indirect subsidiary Inmarsat Investments Limited and its subsidiaries (subject to certain agreed exceptions) from:

  •
  merging or consolidating with or into any other person;

  •
  materially changing the general nature of their business;

  •
  selling, transferring, leasing or otherwise disposing of any of their assets;

  •
  creating security interests over any part of their assets, save (among other things) to secure the senior notes as permitted under the intercreditor agreement;

  •
  entering into any contract or arrangement unless it is on arms' length terms;

  •
  conducting certain acquisitions or investments, or entering into joint ventures or partnerships;

  •
  incurring or having outstanding certain borrowings, guarantees, indemnities, loans or letters of credit;

  •
  conducting certain share issues or issuing options for the issue of any shares or loan capital, or redeeming or purchasing their own shares;

  •
  making any repayment of principal under the indentures related to the senior notes and related documents, except as permitted by the intercreditor agreement;

  •
  declaring or paying certain dividends or making certain other distributions to our shareholders or making any payment under the subordinated intercompany shareholder funding loan (save that, following the later of the third anniversary of the acquisition and acceptance of one Inmarsat-4 satellite in orbit, we may use excess cash not required to repay the senior credit agreement to make such payments if certain net debt-to-EBITDA ratios are met); and

  •
  opening bank accounts with any financial institution other than a lender under the senior credit agreement.

        In addition, the indentures governing the senior notes contain covenants that restrict our ability and the ability of our subsidiaries to:

  •
  make certain payments, including dividends or other distributions, with respect to the share capital of the parent or its subsidiaries;

  •
  incur or guarantee additional indebtedness and issue preferred stock;

  •
  make certain investments;

  •
  prepay or redeem subordinated debt or equity;

  •
  create certain liens or enter into sale and leaseback transactions;

  •
  engage in certain transactions with affiliates;

  •
  sell assets or consolidate or merge with or into other companies;

  •
  issue or sell share capital of certain subsidiaries; and

  •
  enter into other lines of business.

        Each of these limitations is subject to exceptions and qualifications which may be important.

We are subject to English and with respect to Inmarsat Launch Company Limited, Isle of Man insolvency laws, which pose particular risks for holders of the senior notes.

        The obligors in respect of the senior notes and the guarantees are incorporated, have their registered offices and conduct the administration of their respective businesses on a regular basis, in England (other than Inmarsat Launch Company Limited). Any insolvency proceeding in respect of any English-incorporated issuer or any English incorporated guarantor would most likely be commenced in England and based on English insolvency law. English insolvency laws are favorable to secured creditors, and afford debtors and unsecured creditors only limited protection from enforcement by secured creditors. Following the entry into force of the UK Enterprise Act 2002, or the Enterprise Act, the holder of a qualifying floating charge granted by a company over its property can place that company into administration either by making an application to court or by appointing an administrator using the new out-of-court route introduced by the Enterprise Act. In addition, a qualifying floating charge holder must be given notice by any person (whether the company or its directors) seeking to place the company into administration using the new out-of-court route, and the qualifying floating charge holder can appoint its own nominee as administrator. Furthermore, a qualifying floating charge holder can intervene if any other person (whether the company, its directors or its creditors) seeks to place the company into administration by an application to court, and can request that a person specified by the qualifying floating charge holder be appointed as administrator. The court may accept or refuse the qualifying floating charge holder's choice of administrator depending on the particular circumstances of the case. The effect of administration is to create a wide-ranging moratorium on the commencement or continuation of insolvency proceedings and other legal process in relation to the company in administration. The administrator is given wide powers to carry on the business of the company and realize its assets.

        In addition, in a number of limited circumstances, the holder of a floating charge over the whole or substantially the whole of the assets of a company can appoint an administrative receiver to realize the assets of the company.

        The lenders under the senior credit agreement have the benefit of a floating charge and security over all or substantially all of the assets of Inmarsat Investments Limited and each guarantor under the senior credit agreement. In each case, the floating charge purports to be a qualifying floating charge for the purposes of the Enterprise Act. In addition, the indenture permits us and our restricted subsidiaries to incur other secured debt in the future.

        Under English insolvency law, the liquidator or administrator of a company may, among other things, apply to the court to unwind a transaction entered into by such company, if such company were unable to pay its debts (as defined in Section 123 of the UK Insolvency Act 1986) at the time of, or as a result of, the transaction and enters into liquidation or administration proceedings within two years of the completion of the transaction.

        A transaction might be subject to a challenge (pursuant to Section 238 of the UK Insolvency Act 1986) if it was entered into by a company "at an undervalue," that is, it involved a gift by the company, or the company received consideration of significantly less value than the benefit given by such company. A court generally will not intervene if a company entered into a transaction in good faith for the purpose of carrying on its business, and that at the time it did so there were reasonable grounds for believing the transaction would benefit such company. A liquidator or administrator of Inmarsat Group Limited could also apply to the court to unwind the issuance of its guarantee if such liquidator or administrator believed that issuance of such guarantee constituted a transaction at an undervalue. The analysis of such a claim would generally be the same as set out above in relation to our issuance of the senior notes.

        A transaction, such as a refinancing of indebtedness, might also be subject to challenge (pursuant to Section 239 of the UK Insolvency Act 1986) if the transaction were to create a "preference" for one creditor over another. A "preference" is created in a transaction in which a company takes any action, or allows any action to be taken, which has the effect of putting a creditor in a better position, relative to other creditors, than it would have been in had the transaction not occurred. Such a transaction can be voidable in the event that the company was (i) unable to pay its debts as described in the paragraph above and (ii) influenced by a desire to create such a preference. In cases where an affiliate receives such a preference, such a desire is presumed.

        In respect of Inmarsat Launch Company Limited, the principles which underpin Isle of Man insolvency law are substantially the same as those which underpin English insolvency law. Therefore, the foregoing analysis in relation to the English-incorporated guarantors is broadly correct in terms of the Manx-incorporated guarantor. Isle of Man statute has no direct equivalent in Section 238 of the UK Insolvency Act 1986; however, the common law of the Isle of Man recognizes that a transaction entered into at an undervalue in relation to a Manx-incorporated company may, in certain cases, be open to examination.

We may not be able to finance a change of control offer required by the indenture.

        Upon the occurrence of certain change of control events, we will be required to offer to repurchase all outstanding senior notes at 101% of the principal amount, plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase. If a change of control were to occur, we might not have sufficient funds available at the time to pay the price of the outstanding senior notes, or the restrictions in our senior credit agreement might not allow us to make the required repurchase. Furthermore, the intercompany agreement prohibits Inmarsat Investments Limited from paying principal of the subordinated intercompany shareholder funding loan for so long as the senior credit agreement is outstanding. A change of control may result in an event of default under our senior credit agreement, and may cause the acceleration of other indebtedness which may be senior to the senior notes or rank equally with the senior notes. In any case, we expect that we would require third-party financing to make a change of control offer. We might not be able to obtain this financing.

In certain circumstances we may have to withhold tax from payments.

        We may be obliged to withhold UK income tax from payments of interest on the senior notes, unless, among other things, the senior notes are and remain listed on a stock exchange that is treated by the UK Inland Revenue as a recognized stock exchange for the purposes of the relevant UK tax legislation. The Luxembourg Stock Exchange, upon which the senior notes are currently listed, is treated as a recognized stock exchange for these purposes.

        Under the indenture, any payments we make on or with respect to the senior notes will be made without withholding or deduction for UK taxes unless required by law. Our failure to maintain a listing on a stock exchange treated by the UK Inland Revenue as a recognized stock exchange could result in a withholding or deduction of UK tax being required from payments of interest made in respect of the senior notes. If any such withholding or deduction is required, we may be required to pay additional amounts to holders of senior notes in respect of amounts withheld. The payment of those additional amounts could have a material adverse effect on our financial condition or results of operations, as it will effectively increase our obligations under the senior notes.

        On June 3, 2003, the EU Council of Economic and Finance Ministers adopted a new directive regarding the taxation of savings income. The directive is scheduled to be applied by member states from July 1, 2005, provided that certain non-EU countries adopt similar measures from the same date. Under the directive, each member state will be required to provide to the tax authorities of another member state details of payments of interest or other similar income paid by a person within its jurisdiction to, or collected by such a person for, an individual resident in that other member state; however, Belgium, Luxembourg and Austria may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35%. The transitional period is to commence on the date from which the directive is to be applied by member states and to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments. There is be a paying agent for the senior notes in Luxembourg and the United States. Where any obligation to withhold tax in respect of payments made under or with respect to the senior notes or the guarantee to an individual arises as a result of this EU directive, we will not have an obligation to pay any additional amounts.

You may not be able to sell your senior notes.

        There is a risk that a liquid market may not continue to exist for the senior notes. As a result, it may be difficult for you to sell your senior notes.

        Future trading prices of the senior notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. The initial purchasers of the senior notes have advised us that they currently intend to make a market in the senior notes. However, they are not obliged to do so, and any market making may be discontinued at any time without notice.

        The liquidity of a trading market for the senior notes may be adversely affected by a general decline in the market for similar securities and is subject to disruptions that may cause volatility in prices. It is possible that the market for the senior notes will be subject to disruptions. Any such disruption may have a negative effect on you, as a holder of the senior notes, regardless of our prospects and financial performance.

Considerations relating to book-entry interests.

        Unless and until definitive notes are issued in exchange for book-entry interests, owners of the book-entry interests will not be considered owners or holders of senior notes. The book-entry depositary will be the sole holder of the bearer global notes representing the senior notes. After payment to the book-entry depositary, we will have no responsibility or liability for the payment of interest, principal or other amounts to DTC, or to owners of book-entry interests. Accordingly, if you own a book-entry interest, you must rely on the procedures of the book-entry depositary and DTC and, if you are not a participant in DTC on the procedures of the participant through which you own your interest, to exercise any rights and obligations of a holder of senior notes under the indenture.

        Payments of principal, interest and other amounts owing on or in respect of the global notes will be made to the book-entry depositary, which will in turn distribute payments for the CDIs to Cede & Co., as nominee of DTC. Thereafter, payments will be made to participants (and then by the participants to indirect participants). None of the issuer, the trustee, the book-entry depositary, any paying agent or any registrar will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, such book-entry interests.

        Unlike holders of the senior notes themselves, owners of book-entry interests will not have the direct right to act upon our solicitations for consents or requests for waivers or other actions from holders of the senior notes. Instead, if you own a book-entry interest, you will be permitted to act only to the extent you have received appropriate proxies to do so from the book-entry depositary, DTC or, if applicable, from a participant. There can be no assurance that procedures implemented for the granting of such proxies will be sufficient to enable you to vote on any requested actions on a timely basis.

        Similarly, upon the occurrence of an event of default under the indenture governing the senior notes, if you own a book-entry interest, you will be restricted to acting through DTC, Euroclear or Clearstream Banking, as applicable, and the book-entry depositary. We cannot assure you that the procedures to be implemented through DTC and the book-entry depositary under such circumstances will be adequate to ensure the timely exercise of remedies under the indenture governing the senior notes.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

        We began operating in 1979 as an international governmental organization formed pursuant to the Convention on the International Maritime Satellite Organization. Our original purpose was to provide the satellite capacity necessary to improve maritime communications, with a particular emphasis on distress and safety communications in the maritime sector. Under that convention, we were required to operate on a commercial basis and to provide a return on the capital contributed to our business. In April 1999, we completed the transition to a private company.

        Inmarsat Group Limited ("the Company"), a limited liability company organised and existing under the laws of England and Wales, was incorporated on September 3, 2003 with head office at 99 City Road, London EC1Y 1AX, United Kingdom (telephone +44 (0)20 7728 1000). The Company was incorporated as Grapedrive Limited and changed its name to Inmarsat Group Limited on January 6, 2004.

The Acquisition

        Effective as of December 17, 2003, Inmarsat Investments Limited, a company formed by funds advised by Apax Partners and funds advised by Permira, acquired all of the issued and outstanding share capital of Inmarsat Ventures Limited. The transaction, or the acquisition, was completed by way of a scheme of arrangement under the UK Companies Act 1985.

        Under the scheme of arrangement, our subsidiary Inmarsat Investments Limited paid a purchase price of approximately $1.5 billion to the shareholders of Inmarsat Ventures Limited. Certain existing shareholders including Telenor, COMSAT and KDDI, or "rollover shareholders," chose to reinvest in the continuing business, and now own in aggregate approximately 43.6% of the outstanding share capital of Inmarsat Group Holdings Limited, the ultimate parent company of Inmarsat Investments Limited and Inmarsat Group Limited. In addition, certain members of our management (including our chairman) acquired 4.7% of the outstanding share capital of Inmarsat Group Holdings Limited in connection with the acquisition. Funds advised by Apax Partners and funds advised by Permira collectively own the remaining 51.7% of the outstanding share capital of Inmarsat Group Holdings Limited.

Financing of the Acquisition

        The purchase price for the acquisition, as well as related fees and expenses, were financed with a combination of funding provided by funds advised by Apax Partners and funds advised by Permira, the rollover shareholders and certain members of our management.

BUSINESS OVERVIEW

        We are the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide through our global satellite and ground infrastructure network. We have over 25 years of experience in designing, launching and operating our satellite-based network and developing innovative services for end-users. From our fleet of ten owned and operated geostationary satellites, we provide a wide range of data and voice services, including telephony, fax, video, email and high-speed intranet and internet access. End-users of our services operate at sea, on land and in the air, and include government entities such as the US Department of Defense and the UK Ministry of Defence, shipping companies such as Maersk, energy companies such as Shell, media companies such as CNN and the BBC, airlines such as British Airways, and international aid organisations such as the International Red Cross. Our revenues, operating profit and EBITDA under

UK GAAP for the 2004 Financial Year were $480.7 million, $159.1 million and $303.8 million, respectively.

        During the 2004 Financial Year, the maritime, land, leasing and aeronautical sectors of our business accounted for 52.3%, 27.8%,11.8% and 3.6% of our total consolidated revenues, respectively. Currently, our services are available at transmission rates of up to 128 kbps via our Inmarsat-3 network of satellites, and through our Regional Broadband Global Area Network ("Regional BGAN") service, of up to 144 kbps. The planned introduction of our Broadband Global Area Network ("BGAN") service to the land sector in the fourth quarter of 2005 will support data transmission rates of up to 492 kbps, and will allow us to support a range of sophisticated higher bandwidth services, including internet access, videoconferencing, local area network access and cost competitive voice telephony. Our BGAN services will have the same characteristics our end-users have historically enjoyed, including reliability, ease of use and security, and will be supported by terminals that are smaller, more portable and cheaper than the terminals used to access our existing services.

        We have a successful launch and operating record, and have never experienced a satellite failure either upon launch or in orbit. Our current fleet of satellites includes four Inmarsat-2 satellites, launched in the early 1990s, five Inmarsat-3 satellites, launched between 1996 and 1998, and our first next-generation Inmarsat-4 satellite, launched in March 2005. Our Inmarsat-2 satellites have remained in commercial operation beyond their original design lives and Inmarsat-3 satellites are expected to also. We currently expect that the last of our Inmarsat-2 satellites will cease commercial operation in approximately 2010, and that the last of our Inmarsat-3 satellites will cease commercial operation in approximately 2014.

        We expect that the Inmarsat-4 satellite we launched in March will enter service in the second quarter of 2005 as the primary satellite in the Indian Ocean region supporting both our existing services and taking over the provision of our Regional BGAN service, which is currently provided over satellite capacity leased from Thuraya. We currently intend to launch a second Inmarsat-4 satellite in the second half of 2005 or in early 2006, depending on launch providers' schedules. The Inmarsat-4 satellites will extend the commercial life of our satellite fleet to around 2020, and will serve as the platform for the introduction of our BGAN services. Upon deployment of the second Inmarsat-4 satellite, BGAN services will be available to approximately 85% of the earth's land mass, covering approximately 98% of the world's population. With the eventual launch of our third Inmarsat-4 satellite, the timing of which will depend on market demand but is currently anticipated to be in 2007, our coverage will extend across the whole of the Pacific Ocean region and result in full global coverage by our Inmarsat-4 fleet. Each of our Inmarsat-4 satellites will be up to 60 times more powerful and have up to 16 times more communications capacity than a Inmarsat-3 satellite.

        We sell our mobile satellite communications services on a wholesale on-demand basis via a well-established, global network of distribution partners, who provide our services to end-users, either directly or indirectly through service providers. Our global network of 31 distribution partners and approximately 444 service providers in approximately 180 countries on six continents provide our services to end-users worldwide. Our distribution partners are affiliated with some of the largest communications companies in the world, including BT, France Telecom, KDDI, KPN, Singtel, Telenor and Telstra and also include other significant independent distribution partners, such as Stratos Global. We have targeted new distribution partners to distribute our BGAN services either directly to end-users or through service providers. Pursuant to our Distribution Agreements, we charge our distribution partners wholesale rates, based on duration or volume of data transmitted according to the types of services they distribute to end-users, subject to annual volume discount arrangements.

        In addition, third parties, such as the US Navy, lease mobile satellite communication services capacity from us through our distribution partners.

        The following tables sets forth the breakdown of revenue by business sector in dollar terms and as a percentage of total consolidated revenues for the periods indicated:

	Predecessor		Successor
	Year ended December 31, 2002 (as restated)	January 1 to December 17, 2003 (as restated)	December 17 to December 31, 2003 (as restated)	Year ended December 31, 2004
	(US$ millions)
Maritime	253.6	236.6	9.0	251.4
Land	125.0	158.9	4.7	133.7
Leasing (including Navigation)	51.4	59.1	2.1	56.9
Aeronautical	11.5	12.6	0.6	16.9

Total mobile satellite communications services	441.5	467.2	16.4	458.9
Other subsidiary revenues	21.6	20.3	0.5	14.9
Other income	4.1	7.4	0.2	6.9

Total consolidated revenues	467.2	494.9	17.1	480.7

	Predecessor		Successor
	Year ended December 31, 2002	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004
	%	%	%	%
Maritime	54.2	47.8	52.6	52.3
Land	26.8	32.1	27.5	27.8
Leasing (including Navigation)	11.0	11.9	12.3	11.8
Aeronautical	2.5	2.5	3.5	3.6
Other subsidiary revenues	4.7	4.2	3.0	3.1
Other income	0.8	1.5	1.1	1.4

Total consolidated revenues	100.0	100.0	100.0	100.0

Geographical Markets

        The supply of mobile satellite communication services is our core business. Within this one business class, we operate in the maritime, land, aeronautical and leasing sectors. Our management evaluates the performance of all four sectors as a unified whole. The performance of all business sectors is viewed as a single segment by the decision-makers of the Group.

        We allocate revenues geographically based on the location of our distribution partners, whom we bill for mobile satellite communication services. These distribution partners sell services directly or indirectly to end-users, who may be located elsewhere. It is not possible for us to provide the geographical distribution of end-users, as we do not contract directly with them.

	Predecessor		Successor
	Year ended December 31, 2002	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004
	(US$ in millions)
Europe	218.7	230.1	7.8	233.7
North America	140.6	161.7	5.2	151.0
Asia and Pacific	90.4	82.2	2.9	76.3
Rest of the world	17.5	20.9	1.2	19.7

	467.2	494.9	17.1	480.7

Our Services and End-Users

        Our principal services are mobile satellite communication services, which in the 2004 Financial Year accounted for approximately 95% of our revenue.

Mobile Satellite Communications Services

        End-users use our mobile satellite communications services at sea, on land and in the air. We provide mobile data and voice services on a wholesale, on-demand basis through user terminals that vary based on bandwidth capability, size, mobility and cost and lease capacity. Some of our services are available only in specified sectors (e.g., maritime-only applications), while others are available across a number of market sectors.

        In 1982, we introduced our first service, Inmarsat A, an analogue voice and low-speed data product focused initially on the maritime sector. Since 1982, we have introduced a series of digital data and voice products that have helped consolidate our position in the maritime sector, facilitated our entry into the land and aeronautical sectors and added increasingly high-speed data products to our portfolio.

        We have begun to introduce our next-generation services based on higher bandwidth, which support applications requiring significantly higher data transmission rates. In the fourth quarter of 2002, we introduced Regional BGAN, our first next-generation product using satellite capacity we lease from Thuraya. Regional BGAN is available in approximately 100 countries across Europe, the Middle East, the Indian sub-continent and North, Central and West Africa. Regional BGAN offers packet-based data services at transmission rates of up to 144 kbps. Our existing Regional BGAN terminals were designed to facilitate the migration from the Thuraya satellite to our Inmarsat-4 satellite when deployed, through a simple software download by the end-user and a polarity switch of the terminal. In light of the successful launch of our first Inmarsat-4 satellite in March 2005, following full deployment and arrival at its orbital slot, we envisage that the migration of all Regional BGAN traffic to our first Inmarsat-4 satellite will be completed in July 2005 and the Thuraya lease will be terminated thereafter. For more information on our Regional BGAN terminals, see "—Our Services and End-users—End-user Terminals" below. After commencement of our BGAN service, we expect our Regional BGAN customers to transition to our BGAN services over time.

Our BGAN and Other Next-generation Services

BGAN

        The broadband capability offered by our Inmarsat-4 satellites will allow us to introduce a new generation of mobile satellite communications services. Our BGAN service will be the first such service we introduce, and initially we will target it at the land sector. BGAN will offer end-users secure, reliable broadband for high-speed data applications. The service will support data transmission rates of up to 492 kbps, similar to, and in some cases higher than, the transmission rates planned for third generation terrestrial wireless networks, with the option of 64 kbps ISDN or QoS IP streaming at 32, 64, 128 or 256 kbps. Potential applications for BGAN include office applications (VPN and LAN), large file transfer, video store-and-forward, video live broadcast, video conferencing and high-quality, price-competitive voice telephony. BGAN will also support phone services such as SMS, call waiting, call forwarding and voicemail. Upon the successful deployment of our second Inmarsat-4 satellite, which we currently intend to launch in the second half of 2005 or in early 2006, depending on launch providers' schedules, we will be able to offer high-bandwidth BGAN services covering approximately 85% of the earth's land mass, covering approximately 98% of the world's population.

Other Next-generation Services

        We are developing next-generation services for the maritime and aeronautical sectors, under the SwiftBroadband and FleetBroadband brands. Our SwiftBroadband and FleetBroadband services will be accessed by end-users through dedicated terminals specifically designed for use inflight and at sea.

Maritime End Users

        We are the leading provider of mobile satellite communications services to the maritime sector. During the 2004 Financial Year, the maritime sector represented 52.3% of our total revenues, of which approximately 41.8% was generated by voice services and 58.2% was generated by data services.

        End-users of our services in the maritime sector include companies engaged in merchant shipping, passenger transport, fishing, energy and leisure, as well as government and maritime patrol organisations (such as navies and coast guards). Merchant shipping accounts for the bulk of our maritime revenues, as those ships spend the majority of their time at sea away from coastal areas and out of reach of terrestrial communication services.

        Maritime end-users utilise our satellite communications services for the following:

  •
  Data and information applications. Ship crew and passengers use our services to send and receive email and data files, and to receive other information services such as electronic newspapers, weather reports, emergency bulletins and electronic chart updates.

  •
  Vessel management, procurement and asset tracking. Shipping operators use our services to manage inventory on board ships and to transmit data, such as course, speed and fuel stock. Our services can be integrated with a global positioning system to provide a position reporting capability. Many fishing vessels are required to carry terminals using our services to monitor catches and to ensure compliance with geographic fishing restrictions. Furthermore, new security regulations in certain jurisdictions are expected to require tracking of merchant vessels in territorial waters.

  •
  Voice services for passengers and crew. The majority of maritime sector end-users use our services for voice calls. Merchant shipping operators increasingly use our services to provide payphones for crew use.

        With respect to existing services, we provide the following products to the maritime sector: Inmarsat A, Inmarsat B, Inmarsat C, Inmarsat D+, Inmarsat M, Mini-M, Fleet F33, Fleet F55, Fleet F77 and Fleet F77 128K and leases. These products offer voice service and data transmission rates ranging from 600 bits to 128 kbps.

        Our Inmarsat A product is an analogue service which offers voice and lower speed data transmission rates of between 9.6 and up to 64 kbps in some circumstances. It supports a range of services including fax, telex, email, text messaging, telemetry, position reporting and distress services. We have notified end-users of our intent to cease supporting Inmarsat A in 2007.

        The remainder of our maritime services are digital, and typically offer higher speed data transmission rates designed to meet increasing demand from shipping enterprises for cost-effective services and a broader range of applications, such as email and internet and intranet access. We also expect that access to voice and reliable high-speed data services will become increasingly important to passengers and crew on ships who wish to maintain links with shore.

        To service this market, we offer our Fleet service in three versions. Fleet F77 is a premium service for enterprise level users in the merchant fleet market, offering data and voice services at data transmission rates up to 64 kbps on a global basis and compatible with ISDN and mobile packet data service. We introduced an upgraded Fleet F77 service, Fleet F77 128K, with data transmission rates of up to 128 kbps in the first quarter of 2005. Our Fleet F77 services also satisfy GMDSS requirements. Fleet F55 and Fleet F33 are targeted at the leisure craft, coastal and fishing markets. Fleet F55 offers service capabilities similar to our Fleet F77 services using smaller, more lightweight terminals, but without GMDSS capability and with data services only in areas covered by our satellites' spot beams (i.e., all major land masses of the world, their coastal waters and most of the ocean regions in the northern hemisphere). Inmarsat-4 will provide footprint wide spot beam services. Fleet F33 offers voice services on a global basis and circuit-switched data services at data transmission rates of up to 9.6 kbps and our mobile packet data service at data transmission rates up to 64 kbps in areas covered by our satellites' spot beams, but without GMDSS capability. The successful deployment of our Inmarsat-4 satellites will greatly enhance spot beam coverage for Fleet F33 and F55 services.

        In addition to our commercial activities, we provide GMDSS safety services to the maritime sector. Ships in distress use our safety services to alert a maritime rescue co-ordination centre of their situation and position. The rescue co-ordination centre then uses our services to co-ordinate rescue efforts among ships in the area. The IMO requires all cargo vessels over 300 gross tons and all passenger vessels, irrespective of size, that travel in international waters to carry distress and safety terminals that use our services. European Union regulation requires EU-registered fishing vessels longer than 16 meters, to carry terminals for the purpose of positional reporting of those vessels. Typically, our maritime terminals support our commercial services as well as our GMDSS services, which are not revenue generating. We are currently recognised by the IMO as the sole provider of the satellite communications services required for GMDSS.

        The IMO may in the future allow other satellite communications service providers that meet the requisite safety service requirements to provide the services required for GMDSS.

Land-Based End-users

        We are the leading global provider of mobile satellite communications services to the land sector, providing services to areas not served by existing terrestrial communications networks. We believe that increasing workforce mobility and widespread demand for mobile communications devices, should contribute to increasing demand for our land-based data services by enterprise-level users operating outside the coverage of terrestrial networks.

        During the 2004 Financial Year, the land sector represented 27.8% of our total revenues, of which voice services generated approximately 20.9% and data services generated approximately 79.1%.

        Military and government agencies constitute the largest end-users in the land sector and, similar to maritime end-users, demand reliable, high quality service. In addition to military and government users, aid organisations, media, construction, energy and transport companies utilise our services. In times of global security concerns, such as the recent conflict and peacekeeping events in Afghanistan and Iraq and in response to natural disasters, we have experienced increased demand for our user terminals and significantly higher levels of traffic over our network. For a discussion of the impact of global security events on our revenues, see "Item 5: Operating and Financial Review and Prospects—Significant Factors Affecting Our Results of Operations—Effect of global events".

        Our land-based end-users utilise our satellite communications services for:

  •
  Voice, data and videophone. Media companies and multinational corporations use our services for video conferencing, business telephony and to provide pay telephony services for employees in communities inadequately served by terrestrial networks. Media organisations transmit live broadcast quality voice, live videophone and store-and-forward video footage and still images using our services.

  •
  Mobile and remote office connectivity. A variety of enterprises use our services to access data, email, digital images, internet and corporate network connections.

  •
  Vehicle and facilities management. Our services are used to monitor the location of transport fleets and to conduct two-way communications with drivers. Governments and multinational corporations use our services to run applications that enable the remote operation of facilities such as lighthouses and oil pipelines.

        With respect to existing services, we provide the following products to the land sector: Inmarsat A, Inmarsat B, Inmarsat C, Inmarsat D+, Inmarsat M, Mini-M, GAN and Regional BGAN. These products offer data transmission rates ranging from 600 bps to 144 kbps (or higher, where multiple terminals are bonded). With respect to our next-generation BGAN services, we expect to commence commercial services in the fourth quarter of 2005.

        We offer both data and voice services to land sector end-users. Other than Regional BGAN, all of our existing land services are available globally (excluding polar regions).

        Our GAN service and higher speed versions of our Inmarsat A and B services offer data transmission rates up to 64 kbps and up to 256 kbps by combining channels using our Inmarsat B and GAN service, a rate higher than that available over most existing terrestrial wireless networks. Our GAN service offers a seamless extension for corporate networks for email, internet access, remote office connectivity and document transfer. Our mobile packet data service, for which end-users pay by the volume of data received and transmitted, rather than by the amount of time that they are on a call, further enhances our GAN service by supporting IP standards. This facilitates more cost-effective services and a wider variety of applications.

Aeronautical End-Users

        We are the leading global provider of mobile satellite communications services to the aeronautical sector. During the 2004 Financial Year, the aeronautical sector represented 3.6% of our total revenues. In the aeronautical sector, our satellite communications services are used principally by commercial airlines and corporate jets, as well as governmental end-users. Currently, our terminals are installed in approximately 80% of all long-haul commercial aircraft.

        Aeronautical end-users utilise our satellite communications services for:

  •
  Air traffic control communications ("safety services"). Aircraft crew and air traffic controllers use our services for data and voice transmission to communicate between the flight deck or avionics and ground-based control facilities. This includes the automatic reporting of an aircraft's position, and controller—pilot data link communication for clearance and information services. For example, users co-ordinate revisions of flight plans en route and transmit aircraft systems' data to the ground.

  •
  Aeronautical operational communications. Aircraft crew and airline ground operations use our services for air-to-ground telephony and data communications. For example, users transmit aircraft systems' "mission critical" condition data to the ground.

  •
  Aeronautical passenger communications. Aircraft passengers use our services for air-to-ground telephony, fax services and data communications.

        With respect to existing services, we provide Inmarsat C, Inmarsat Aero H/H+, I, L, Mini M and Swift64 to the aeronautical sector. These products offer data transmission rates ranging from 600 bps to 64 kbps.

        Consistent with our strategy to introduce higher-speed data services across all of our sectors, in 2002 we introduced Swift64, which transmits data and voice at 64 kbps (or up to 256 kilobits by combining channels). Corporate jets and government aircraft are the most significant users of this service, with growing demand from the civil aviation market.

        We are currently the only satellite communications provider that complies with ICAO's standards for the provision of aeronautical safety services, such as air traffic management and aircraft operational control. In some Pacific regions, approximately 90% of the aircraft use our satellite system for safety service applications. In the North Atlantic region, which introduced data link safety services more recently, approximately 35% of flights use our satellite system for aeronautical safety services.

End-user Terminals

        Our data and voice services are provided over a range of communications terminals with different bandwidth capabilities, size, mobility and cost. Some of these terminals also provide maritime and air safety services. As size and portability are not as critical for maritime and aeronautical based users, the terminals available to these users are often larger, more expensive and satisfy the users' requirements for stabilisation and more stringent pointing capabilities (rather than portability). Other services and terminals, such as devices used for tracking and messaging, are also available.

        Specialised third parties manufacture our user terminals and, except in the case of Regional BGAN terminals, sell them to end-users directly or via their own independent sales channels, as do our distribution partners and service providers. In the case of end-user terminals for our Regional BGAN services, we sell these terminals directly to our distribution partners. We establish the performance specifications of all terminals used to access our services with the terminal manufacturers. This helps us to ensure that our service quality objectives are met.

        Our Regional BGAN terminals were initally designed to provide access via leased capacity on the Thuraya satellite, but are also designed to allow access via our Inmarsat-4 satellites. To implement the migration, end-users need only to download software provided by Hughes Network Systems and to switch the polarity of their terminals. BGAN terminals will use the same Subscriber Identity Module cards as are used by Regional BGAN and terrestrial wireless terminals. This inter-operability will enable distribution partners and service providers to deliver a single bill to users for both their mobile satellite and terrestrial communications services, subject to the establishment of appropriate roaming agreements.

        Thrane & Thrane, Nera SatCom, Hughes Network Systems and AddValue (Singapore) have developed terminals to access our BGAN service. These manufacturers will offer BGAN terminals for sale to end-users through their respective networks upon launch of our next-generation BGAN services. We have not entered, and do not plan to enter, into any purchase commitments for BGAN terminals. We are also discussing the design of terminals to access other next-generation services with our manufacturing partners. Thrane & Thrane, Nera SatCom, EMS and JRC all provide terminals for our existing services and HNS manufacture Regional BGAN terminals.

Leasing

        We lease capacity on our Inmarsat-2 and Inmarsat-3 satellites to distribution partners who provide the capacity to end-users. We also expect to lease capacity on our Inmarsat-4 satellites. Typically, our capacity leases are short term, with terms up to one year, although they can be as long as five years. The US Navy is the principal end-user of leased capacity on our satellites. We also lease specialised satellite navigation transponders on our Inmarsat-3 satellites primarily for the provision of navigation services to US and European civil aviation organisations, for up to five years. For the 2004 Financial Year, total leasing revenues represented 11.8% of our total revenues.

Distribution

Existing Services

        Our relationship with distribution partners for our existing services (other than Regional BGAN) was previously governed by distribution agreements which expired on 14 April 2004. In December 2003, we concluded negotiations on the principal terms of new distribution agreements comprising a commercial framework agreement (covering all services), a land earth station agreement and lease services agreement (covering our existing services other than Regional BGAN) and a Regional BGAN distribution agreement (covering Regional BGAN), in each case (other than Regional BGAN) taking effect from 15 April 2004. All of our distribution partners are required to but not all have executed a commercial framework agreement and at least one lease or services agreement. For existing services under these agreements:

  •
  we do not set the prices end-users pay for our services;

  •
  we cannot contract with end-users of our services;

  •
  with respect to our existing demand assigned and lease services (but excluding Regional BGAN) and with very few exceptions, we can only have a direct contractual relationship with companies (whether distribution partners or other entities) that operate Land Earth Stations. With respect to our Regional BGAN, BGAN and lease services under the Inmarsat-4 narrow spot beams, this arrangement has changed, as we may contract with other distribution partners and we will handle the landing of all traffic relating to these services from our own Satellite Access Stations; and

  •
  we have agreed wholesale prices and volume based discounts for most of our existing services until at least 31 December 2007. For more information, see "Item 5: Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effect of volume discounts under our commercial framework agreement and new master distribution agreement".

Next-generation Services

        We distribute our Regional BGAN services (and intend to distribute our BGAN services) through certain of our existing distribution partners (who include Regional BGAN services, and will include BGAN services, in their suite of Inmarsat services which they offer to end-users), as well as through new distribution partners who focus exclusively on our Regional BGAN and BGAN services. To date, we have entered into Regional BGAN distribution agreements with 15 distribution partners, of whom eight are new distribution partners. We have also entered into BGAN distribution agreements with nine distribution partners in advance of the launch of our BGAN services.

        A smaller group of distribution partners has been selected on the basis of strength to deliver our BGAN service to key end-user markets, including media and energy industries, and distribution partners' willingness to invest significant resources to collaborate with us in the development and marketing of our BGAN services. We believe this group of distribution partners represents a strong and committed distribution channel for our BGAN services.

        Under the Distribution Agreements in respect of our next-generation Regional BGAN and BGAN services:

  •
  we do not set the prices end-users pay for our services;

  •
  we cannot contract with end-users of our services;

  •
  we may appoint new distributors (who are not existing distribution partners) in accordance with agreed selection criteria related to the capability, stability, liquidity and performance of those distributors; and

  •
  we have agreed to volume-based discounts for our next-generation services until at least December 31, 2007.

        For more information on the Distribution Agreements, see "Item 10: Additional Information—Material Contracts."

Sales and Marketing

        Our sales and marketing organisation is designed to reflect our strategy as a focused wholesaler, which is based on our extensive network of distribution partners and service providers. Our sales and marketing organisation interacts closely with our distribution partners and certain service providers to support them in marketing our existing and new mobile satellite communication services services to end-users. We engage in limited targeted joint marketing activities with them to attract end-users to our services. At the same time, a key function of our sales and marketing organisation is to gather, review and analyse end-user market intelligence as an important input as we define our business and product strategy.

        Our sales and marketing organisation pursues the following key objectives:

  •
  identify end-user segments which are important to our business;

  •
  understand end-user needs as our existing services evolve further and we introduce new services;

  •
  develop and deliver the product and service propositions to meet these end-user needs;

  •
  create and deliver the marketing programmes and business development support to achieve our revenue goals;

  •
  manage the marketing mix—product lifecycle, pricing structure and levels, brand and communications;

  •
  enhance our relationships with distribution partners which are key to the growth of our business;

  •
  identify and add new distribution partners to our distribution network for the roll-out of our new high-bandwidth services;

  •
  co-operate closely with our existing and new distribution partners to exploit growth opportunities; and

  •
  focus in particular on government and military end-users as a key growth segment for our business.

Our Network and Technology

Our Network

        Our network is one of the largest satellite-based global mobile communications networks in the world. It comprises:

  •
  our fleet of ten owned satellites in geostationary orbit;

  •
  29 land earth stations owned by our distribution partners which transmit and receive our communications services to and from our satellites;

  •
  two satellite access stations each comprising 2 antennae, one of which transmits and receives our Regional BGAN traffic to and from our satellite network and both of which will transmit and receive our BGAN traffic to and from our satellite network; and

  •
  a range of wireline communications links to terrestrial communications networks, which are procured or provided by our distribution partners (except for BGAN devices).

        Our network is supported by four prime and two back-up tracking, telemetry and control stations and four principal network co-ordination stations owned by third parties located at different points around the globe. Our network operations centre and satellite control centre are in London. These facilities are further supported by a fully redundant disaster recovery site elsewhere in the United Kingdom.

Our Satellites

        The key characteristics of our existing and planned geostationary satellites are summarised in the following table.

Key characteristics	Inmarsat-2	Inmarsat-3	Inmarsat-4
Number of satellites	4 (all in orbit)	5 (all in orbit)	1 in orbit 2 to be launched
Coverage and spot beams	Global beam	Global beam and seven wide spot beams(1)	Global beam, 19 wide spot beams(1) and 200+ narrow spot beams(2)
Launch dates	October 1990—April 1992	April 1996— February 1998	F1 launched March 2005 F2 launch scheduled for late 2005/early 2006 F3 held as ground spare until after F2 launch or F3 launch based on demand
Orbital position (on the equator)	143.5E, 98W, 142W, 109E	64E, 15.5W, 178E, 54W, 25E	64E, 53W, 178E
Geographic coverage	Global (other than extreme polar regions)	Global (other than extreme polar regions)	85% of the earth's land mass(3)
Manufacturer	British Aerospace	Lockheed Martin	Astrium
Payload(4)	Hughes	Marconi	Astrium
Launch vehicle	Delta, Ariane	Atlas Centaur, Proton, Ariane	Atlas V (first launch)
Cost (including launch insurance)	$675 million	$895 million	$1.1 billion(5)

(1)
A wide spot beam has an average diameter of approximately 3,400 kilometres (2,100 miles), covering an area approximately the size of the continental United States.

(2)
A narrow spot beam has an average diameter of approximately 800 kilometres (500 miles), when pointed directly at the geographical regional immediately below the satellite (the 'sub-satellite point'). This equates to an area approximately the size of Kenya. As the spot beam geographical coverage progressively moves away from the sub-satellite point, the geographical area covered by a narrow spot beam also progressively increases.

(3)
Assumes successful deployment of Inmarsat-4 F2 satellite. Excludes the extreme North Atlantic Ocean, most of the Pacific Ocean, Alaska and parts of Australia, Japan and the west coast of North America. Successful deployment of Inmarsat-4 F3 satellite will provide global coverage.

(4)
Payload refers to communications subsystem.

(5)
Based on our estimate of the costs to build, launch and insure three Inmarsat-4 satellites. Excludes the development cost of building our two land earth stations and end-user terminals. We estimate that the total cost of our Inmarsat-4 programme, including our land earth stations and developing user terminals for our BGAN service, will be approximately $1.5 billion.

Our Inmarsat-2 and Inmarsat-3 Satellites

        Each of our Inmarsat-2 satellites and Inmarsat-3 satellites covers up to one third of the earth's surface, giving our existing services (other than Regional BGAN) a global reach (except for the extreme polar regions).

        Both our Inmarsat-2 and Inmarsat-3 satellites operate in orbits designed to minimise the number of manoeuvres required to maintain the satellites in their designated orbital locations. The satellites contain on-board fuel to support both regular position maintenance manoeuvres and possible relocations to new orbital locations. All manoeuvres consume on-board fuel and therefore reduce the remaining commercial life of a satellite. We have managed the manoeuvres of our satellites in order to optimise the usable life of our satellite fleet.

Our Inmarsat-4 Next-generation Satellites

        In May 2000, we entered into a contract with Astrium SAS for the development and construction of three next-generation Inmarsat-4 satellites. These satellites were designed to support high-bandwidth data services by incorporating higher-power transponders that can be focused into narrower beams than our earlier satellites. Each of our new Inmarsat-4 satellites has more than 200 narrow spot beams and 19 wide spot beams in addition to its global beam. The satellites also employ technology which enables us to adjust the size, shape and power of spot beams to meet changing user demand. The design of the spot beams on our Inmarsat-4 satellites allows us to use the available spectrum more than 12 times more efficiently than is possible on our Inmarsat-3 satellites. Accordingly, we expect that each Inmarsat-4 satellite will, when operational, be 60 times more powerful than an Inmarsat-3 satellite (measured by maximum power per channel) on the narrowest spot beam and each of our Inmarsat-4 satellites will be capable of providing approximately 16 times more communications capacity than each of our Inmarsat-3 satellites, based on estimates of forward and return data rates of GAN services on the Inmarsat-3 satellites and BGAN on our Inmarsat-4 satellites.

        On 11 March 2005, we launched our first Inmarsat-4 next-generation satellite and expect to launch a second Inmarsat-4 satellite in the second half of 2005 or in early 2006, depending on launch providers' schedules. The initial orbital positions of these two satellites should enable us to deliver next-generation high-bandwidth BGAN services to approximately 85% of the earth's land mass, covering approximately 98% of the earth's population. With the eventual launch of our third Inmarsat-4 satellite, the timing of which will depend on market demand our coverage will extend across the whole of the Pacific Ocean region and result in full global coverage by our Inmarsat-4 fleet.

        In December 2003, we entered into an agreement with Sea Launch Limited Partnership to provide one launch on a Zenith 3SL launch vehicle and an option for an additional launch for our Inmarsat-4 satellites.

        Following the completion of in orbit testing of our first Inmarsat-4 satellite, it will be positioned at its orbital slot above the Indian Ocean to facilitate the migration process from our Inmarsat-3 satellite which is currently positioned at this orbital slot.

Our Ground Infrastructure

Ground Infrastructure for Our Inmarsat-2 and Inmarsat-3 Satellites

        Our existing satellites receive and transmit our existing communications services through a network of land earth stations that are owned by our distribution partners. These land earth stations procure or provide the connections required to link our satellite system with terrestrial communications networks. Under the Distribution Agreements, we are restricted from owning or establishing land earth stations that access our existing services (other than Regional BGAN and BGAN) except in limited circumstances.

        Our satellites are controlled from our satellite control and network operations centre in London via tracking, telemetry and control ground stations situated in Canada, Italy, Norway, China and New Zealand. We expect to be operating a further ground station in Russia in the near future. We typically interrogate our satellites every 16 seconds to verify their performance across thousands of parameters. From our satellite control centre we manage each satellite's on-board systems, maintain each satellite within its designated orbital location and monitor the performance data transmitted from each satellite, taking corrective actions as required. Our network co-ordination stations allocate channels among the land earth stations in their regions. Our satellite control centre, our six ground stations and our four principal network co-ordination stations are all connected by a variety of leased communications links.

        Our operation and control infrastructure is designed to ensure that redundant facilities are available should components in our operation and control system fail. Most of our satellites can be controlled from two ground stations, and we have a fully redundant back-up control centre in England that mirrors the functionality of our primary satellite control and network operations centre in London. Over the three years ended 31 December 2004, our average network availability exceeded 99.99%.

Ground Infrastructure for Our Next-generation Satellites

        Our Inmarsat-4 satellite system will be supported by existing land earth stations with respect to the transmission and receipt of our existing services, following their migration from the Inmarsat-3 constellation to the Inmarsat-4 constellation.

        We have built two Satellite Access Stations (SAS's) to transmit and receive our next-generation BGAN services via the Indian Ocean Region and Atlantic Ocean Region (West) Inmarsat-4 satellites. The stations are located at Fucino in Italy and at Burum in the Netherlands each consisting of two separate antennae and sufficient equipment to operate the BGAN services over one or both of the Inmarsat-4 satellites. These stations thus provide complete site redundancy in case of partial or total outage of one SAS station. We have entered into a contract with Telespazio S.p.A. for preparation and operation of the Fucino SAS, and with Xantic, one of our existing distribution partners, for substantially similar services at the Burum SAS.

Leased Capacity on Thuraya's Satellite System

        We are currently leasing satellite capacity on a monthly basis from Thuraya to provide our Regional BGAN services. The Regional BGAN service over the Thuraya satellite covers approximately 100 countries in Europe (excluding parts of Scandinavia), the Middle East, Northern and Central Africa, parts of Central Asia and the Indian subcontinent.

        In light of the successful launch of our first Inmarsat-4 satellite in March 2005, following full deployment and arrival at its orbital slot, we envisage that the migration of all Regional BGAN traffic to our first Inmarsat-4 satellite will be completed by July 2005 and the Thuraya lease will be terminated thereafter. To implement the migration, end-users need only to download software provided by Hughes Network Systems and to switch the polarity of their terminals. BGAN terminals will use the same type of SIM cards as are used by Regional BGAN and terrestrial wireless terminals.

Billing

        Our billing systems collect and process data relating to all communications services we provide over our satellite network and in the case of Regional BGAN services, all services we provide using capacity leased from Thuraya.

        For data and voice services based on circuit switched technology, and where capacity is provided on a demand-assigned basis, our charges for the service commence from the time that one of our network co-ordination stations assigns a channel (that is, when a signal is received by the network co-ordination station from one of our satellites) and end when the channel is released. We measure utilisation to the nearest hundredth of a second. Services billed on this basis include all voice services and our Inmarsat A, Inmarsat B, Mini-M, Swift64, Fleet and GAN ISDN data services.

        For data services based on packet-mode technology, and provided on a demand-assigned basis, we charge on a usage basis according to the volume of data transmitted. Examples of such services billed on this basis include Regional BGAN, GAN Mobile Packet Data, Fleet Mobile Packet Data, Swift Mobile Packet Data, Inmarsat C and certain aeronautical data services.

        We also provide dedicated leased capacity on all of our Inmarsat-2 satellites and one of our Inmarsat-3 satellites for various services. We also lease specialised navigational transponders on our

Inmarsat-3 satellites. Each lessee is charged a fixed fee based on the duration of the lease and the satellite capacity, measured by power and bandwidth, provided under it. The fee is calculated according to tariffs that we publish to our distribution partners and the availability of, and demand for, our leased services.

        For capacity provided on a demand-assigned basis, our billing systems measure and collate the charges for all services provided to each distribution partner and generate a monthly invoice for those charges. We receive payments from our distribution partners on a monthly basis. For capacity provided on a leased basis, invoices are generated and payable by the distribution partner prior to commencement of the lease.

        We are currently implementing business support systems, including billing and customer relationship management systems, for our BGAN services. Final acceptance of the BGAN Business Support Systems provided by Danet took place in April 2005. We currently expect our BGAN Business Support Systems to be introduced progressively during 2005. Once introduced, it will provide us with a centralised system to enable us to perform business management functions for our BGAN and Regional BGAN services, with particular emphasis on timely customer administration, customer management and call rathing/billing. For more information on the services, equipment and programmes provided by Danet for the BGAN Business Support Systems see "Item 10: Additional Information".

Insurance of Our Business and Insurable Assets

Insurance of Our Satellites

        Launch insurance.    Insured parties typically obtain sufficient launch insurance to cover the "net book value" of an insured satellite, but a prudent insured party may elect to obtain a lower level of insurance coverage to the extent it has one or more spare satellites available to replace an insured satellite in the event of a failure. "Net book value" includes the cost of the relevant satellite, related launch insurance premiums, the cost of purchasing a satellite launch vehicle and related services and capitalised costs, including interest. We estimate the net book value of each of our Inmarsat-4 satellites will be approximately $325 million.

        We have obtained launch plus one year of in-orbit insurance for our Inmarsat-4 satellites. Each satellite is insured for $225 million. We are required to pay premiums for this launch insurance tied to each launch of a satellite. The total premiums payable under this policy for the first two Inmarsat-4 launches are $87.4 million. For our second and third Inmarsat-4 satellites, we have paid in aggregate a deposit of $8.7 million. If we do not launch these satellites prior to the end of 2006, these deposits will be refundable. We will capitalise launch insurance premiums associated with our Inmarsat-4 satellites and amortise them over the relevant satellite's operational life.

        In-orbit insurance.    Until December 2003 (when we obtained in-orbit insurance for our Inmarsat-3 satellites), we did not maintain in-orbit insurance for our satellites. Instead, we managed the risk of an in-orbit satellite loss by procuring and launching spare satellites. For our Inmarsat-2 programme, we launched four satellites when we only required three to provide service to our targeted markets. Similarly, for our Inmarsat-3 programme, we launched five satellites when we only required four to provide coverage. We have procured three Inmarsat-4 satellites, with the third satellite initially held in reserve as a ground spare. As part of the launch insurance for our Inmarsat-4 satellites, we have obtained one year of in-orbit insurance for each of our Inmarsat-4 satellites covering the periods to the first anniversaries of their respective launches.

        Our debt obligations require us to obtain commercially prudent levels of in orbit insurance for certain of our satellites. These may be satisfied as follows:

  •
  We are not required, and do not intend, to obtain in-orbit insurance for our Inmarsat-2 satellites.

  •
  We are required to maintain in-orbit insurance for all Inmarsat-3 satellites on a net book value basis for each loss, excluding the first loss (or such lesser coverage as can be obtained for $3 million), although no such in-orbit insurance will be required for our Inmarsat-3 satellites after our first Inmarsat-4 satellite is accepted in orbit and insurance for that Inmarsat-4 satellite is in place.

  •
  We are also required, from three days prior to the expiration of the initial launch insurance with respect to each Inmarsat-4 satellite, to maintain in-orbit insurance for such Inmarsat-4 satellite. As described above, we have obtained one year of in-orbit insurance for our Inmarsat-4 satellites. The cost of obtaining insurance has been rising substantially, and may continue to rise, as a result of either satellite failures or general conditions in the insurance industry. For future years, in-orbit insurance policies for our Inmarsat-4 satellites may not continue to be available on commercially reasonable terms, or at all.

Intellectual Property

Our Brand

        Our main brands are "Inmarsat" and "Via Inmarsat". The "Inmarsat" word is a trade mark licensed to us exclusively and perpetually by the International Mobile Satellite Organisation ("IMSO"). We have the right to have IMSO apply for registration of this trade mark in the name of the IMSO in any country in the world. The trade mark is currently registered for equipment and services that are important to our business in countries including Australia, Brazil, the Netherlands, Belgium, Luxembourg, Canada, China, France, Germany, Norway, Singapore, Mexico, New Zealand, UAE, Egypt, Japan, Russia, South Africa, the United Kingdom and the United States.

        Our licence from IMSO allows us to grant sub-licences. We have granted non-exclusive and royalty-free sub-licences to, among others, our distribution partners and service providers to use our "Via Inmarsat" brand on the basis of the IMSO License.

        In addition to the trademark licensed to us by IMSO, we own both registered and unregistered trademarks that are important to our business. These marks include "Fleet", "Swift64", "BGAN", "Total Communications Network" and "Broadband for a Mobile Planet". In addition, in January 2002, we adopted a new "Inmarsat" logo, which we initially registered as a trade mark in the United Kingdom, and in respect of which we have now filed applications for registration in Australia, Brazil, Canada, China, Cuba, Egypt, the European Community, Hong Kong, India, Japan, Malaysia, Mexico, New Zealand, Norway, Poland, the Russian Federation, Singapore, South Africa, Turkey, the UAE, the Ukraine and the United States.

        Our active registrations of domain names include Inmarsatventures.com, Inmarsat.com and bgan.com. We have also registered some of these domain names with .org and ..net suffixes.

Protecting Our Technological Developments

        We currently use reasonable efforts to protect certain significant technology by filing patent applications in key jurisdictions. Our key jurisdictions vary depending on the technology involved. Patent applications are ordinarily filed in the United States, key European countries, Hong Kong, China, Canada, Mexico, the UAE and Japan. Priority applications are usually filed in the United Kingdom.

        In addition to the above, or where patent protection is not possible or practicable for us, we seek to protect significant information about our technology, or "know-how," by releasing it only to those third parties who have a reasonable need to access it (for example, for "Inmarsat Purposes," in connection with the design, development, manufacture, reconstruction, modification, establishment, operation or maintenance of equipment, components or software capable of use, either directly or indirectly, with the satellites and other centralised infrastructure owned, leased or operated by or on behalf of Inmarsat) and who have signed confidentiality agreements or licence agreements containing strict confidentiality obligations.

Key Operational Software

        We own some of the key operational software used in our satellite control and network operations centre because it was created by our employees or by outside consultants who have transferred their intellectual property rights in that software to us. Our main software of this kind is an operational alarms and measurement system used in our network operations center.

        The rest of our operational software is custom software designed by either third parties who have retained the intellectual property rights in it, but licensed those rights to us (normally on a non-exclusive, royalty-free, perpetual, worldwide basis) for use for Inmarsat Purposes (as defined above), or by our employees based on existing software supplied by third parties who have granted to us licences to adapt that software.

        All our key operational software is supported by appropriate technical maintenance and support arrangements that are either provided by our own employees or by third parties.

Competition

Introduction

        The global communications industry is highly competitive. We face competition from a number of communications technologies in various of the target sectors for our services. It is likely that we will continue to face significant competition in some or all of our target sectors in the future.

Global Mobile Satellite Communications Services Competitors

        Although we pioneered the provision of global mobile satellite communication services when we commenced providing our services in 1982, we currently face competition from two global mobile satellite communication services operators, Iridium and Globalstar. It is likely that we will face significant competition in the future from other network operators, which may adversely affect end-user take-up of our services and affect our revenues. We may also face competition in the future from other companies that develop global mobile satellite communication networks. For more information, see "Item 3: Risk Factors—Risks Relating to Our Business—The global communications industry is highly competitive".

        In 1998, Iridium, a global mobile satellite operator with a low-earth orbit system, commenced operations. After filing for US bankruptcy protection in March 2000, Iridium recommenced service in early 2001. Since then, we have faced increasing competition from Iridium in some of our target markets, particularly in relation to voice and our lower speed Mini-M data service in the land and maritime sectors. Iridium provides data and voice services at rates of up to 9.6 kbps with compression software. The terminals used to access Iridium services are handheld devices that are smaller and less expensive than the terminals used to access our competing services. In addition, Iridium's end-user call charges are competitive with, and in some cases cheaper than, the rates offered by our distribution partners and service providers for our comparable services.

        Globalstar, which also operates a low-earth orbit system, began introducing commercial services in 2000. Despite near-global satellite coverage, Globalstar's service is available only on a multi-regional basis as a consequence of gaps in its ground transmission facilities. The Globalstar system provides data and voice services at transmission rates of up to 9.6 kbps. The terminals used to access Globalstar services are handheld devices that are smaller and less expensive than the terminals used to access our services. They can also be used to access GSM terrestrial wireless communications services. Globalstar's end-user call charges are competitive with, and in some cases cheaper than, the rates offered by our distribution partners and other service providers for our comparable services.

        In February 2002, Globalstar announced that it had reached agreement with several creditors to restructure its debts, had filed for US bankruptcy protection and had initiated a new business model to broaden its services distribution opportunities and accelerate the acquisition of new customers. In April 2004, Globalstar announced that it had effectively exited the bankruptcy process and completed its financial restructuring, following formalisation of its acquisition by Thermo Capital Partners.

        In March 2005, Globalstar applied to the FCC for authorisation to provide an integrated mobile satellite communication services/ATC service in the United States.

        Both Iridium and GlobalStar operate in a separate part of the spectrum to us, in the "Big LEO" band, meaning that they do not interfere with our L-band operations or compete for spectrum in the L-band.

Regional Mobile Satellite Communications Services Competitors

        There are a number of regional mobile satellite operators with which we compete in the provision of services to end-users who do not require global or multi regional services. All of these competitors operate geostationary satellites. Some of them provide data and voice services at transmission rates ranging from 2.4 to 9.6 kbps. Our regional mobile satellite competitors currently include Thuraya, principally in the Middle East and Africa, Asia Cellular Satellite, or ACeS, in Asia, MSV in the Americas, Optus MobileSat in Australia, INSAT 3C in India and N-Star in Japan.

        Thuraya offers voice and low-speed data services at transmission rates of up to 9.6 kbps in Europe (excluding parts of Scandinavia), Northern and Central Africa, the Middle East, parts of Central Asia and the Indian subcontinent. Thuraya's services are provided over handheld devices which are less expensive than the terminals used to access our services, and provide lower end-user call charge rates than the rates offered by our distribution partners and other service providers for our services. Currently, Thuraya's terminals and network cannot offer high speed data transmission and therefore cannot replicate our data offering. However, Thuraya has announced its intention to introduce a 144 kbps mobile data communications service in the first half of 2005 on a regional basis.

        ACeS offers voice and low-speed data services in Central and Southeast Asia using handheld devices that are less expensive than the terminals used to access our comparable services, and typically charge lower end-user call rates than those charged for our services.

        On 8 November 2004, the FCC issued an order granting MSV an ATC licence and approving several waivers of the ATC Ruling that MSV requested, while deferring ruling on certain additional waivers. For more information, see "Part 1: Risk Factors—Risks Relating to Our Business—Applications by our competitors to use L-band spectrum for terrestrial services or on an ancillary basis could interfere with our services".

        Each of Thuraya, ACeS and MSV operate in the L-band, the latter in Region 2 (North America) and the former two in Region 3 (Africa, Asia and Australia), and therefore compete with us for spectrum allocations in the L-band.

VSAT Service Competitors

        We face competition in some of our target market segments from communications providers who operate private networks using VSATs or hybrid systems to target business users. VSATs are fixed or transportable terminals that access higher bandwidth services provided over satellite systems operating in the C-band and Ku-band radio frequencies. As well as new operators entering the area, the likely addition of further FSS satellite capacity may provide further competitive price pressure on the cost to end-users of VSAT services. Communication services provided to VSATs are primarily targeted at users who have a need for high-volume or high-bandwidth data services. As VSATs are typically larger and heavier than the terminals that access our services and must be fixed to a stabilised platform before they can be used, they are best suited for users for whom the size, weight and mobility of terminals are not as critical. Technological innovation in VSAT terminals, together with increased C-band and Ku-band coverage and commoditisation, have increased the competitiveness of VSAT and hybrid systems in some traditional mobile satellite communication services sectors by permitting smaller, more flexible and cheaper systems.

Terrestrial Competitors

        We do not currently compete directly with existing terrestrial communications service providers; instead, we provide services primarily in areas terrestrial networks do not serve at all or for which they are not fit.

        However, gradual extensions of terrestrial wireline and wireless communications networks to areas not currently served by them may reduce demand for our existing services and other services that we expect to provide. We expect that future extensions of terrestrial networks will be driven by economic returns generated by extending wireline or wireless networks. We also expect that many underdeveloped areas will be too sparsely populated to generate returns on investment required to build terrestrial communications networks. Unlike our terrestrial competitors, we can provide communications services to these underdeveloped areas at no incremental cost.

Other Businesses

        Through our subsidiary Rydex Corporation Limited, we develop email and data communications software tailored for use in the maritime sector. As of 31 December 2004, Rydex's communications software was installed on over 1,700 ships.

        Another subsidiary, Invsat Limited, provides integrated communications networks and systems using VSATs that access high-data-rate services of up to 512 kbps provided over satellite systems operating in the C-band and Ku-band radio frequencies, primarily to the energy and emergency services markets. Invsat provides end to end communications services to its customers by landing signals via its own teleport, and earns revenues from reselling or arranging the sale of these services and supporting infrastructure hardware.

REGULATION

Introduction

        Our business is regulated by a number of national and international regulatory authorities. We are subject to the regulatory authority of the government of the United Kingdom, as well as of the national authorities in the countries in which we operate. We are also subject to the regulations of various international organisations, including the ITU, IMSO and the EU.

        The regulation of our business can be divided into three broad categories:

  •
  rules governing the operation of our satellite system, which can in turn be divided into four areas:

  •
  launch and operation of satellites;

  •
  allocation and licensing of space orbital locations and associated electromagnetic spectrum;

  •
  licensing of ground infrastructure; and

  •
  licensing of end-user terminals (on the ground, at sea or in the air) and telecommunications services;

  •
  antitrust and competition laws, which are generally applicable to national and international businesses; and

  •
  other regulations, including rules restricting the export of satellite-related equipment and technology and public service obligations applicable to our business.

Regulation of Our Satellite System

UK Outer Space Act 1986

        Our activities in outer space are regulated by the UK Outer Space Act 1986, which implements into UK law obligations under various international treaties. The Outer Space Act prohibits us from, among other things, operating a space object and carrying on any activity in outer space without a licence from the UK Secretary of State for Trade and Industry issued under the Outer Space Act. Accordingly, we have obtained licences under the Outer Space Act for our ten in-orbit satellites and we have applied for licences for our second Inmarsat-4 satellite, which ordinarily take approximately six months to be granted.

        Under the UK Outer Space Act, we are obliged to provide an indemnity to the UK government for an unlimited amount for any claims brought against it as a result of our licensed activities (for example, any actions brought against the UK government if one of our satellites were to collide with another spacecraft). We are also required by our licences to obtain insurance of up to £100 million per satellite to be used to pay any sums to the UK government in respect of this indemnity, which amount may be increased in the future by the UK government. Our latest licence from the UK government provides that in the event that our first Inmarsat-4 satellite, which we launched in March 2005, does not reach its planned orbit, the UK government may require us to make additional insurance arrangements in respect of damage or loss that might be suffered by third parties in the UK or elsewhere. We have obtained the required insurance for our ten in-orbit satellites and for our remaining two Inmarsat-4 satellites in anticipation of the likely requirement to indemnify the UK government, and obtain insurance of this type, to secure licences for our two remaining Inmarsat-4 satellites under the Outer Space Act.

UK Communications Act 2003

        Under the UK Communications Act 2003, which came into force on 25 July 2003, the UK government intends to introduce supplementary spectrum licensing requirements in respect of recognised spectrum access ("RSA"), which could cover space-to-earth transmissions such as those we provide. The regulator has not yet decided on the application of these requirements, or on any fees to be assessed. We are one of many organisations which has made representations to the UK government against the assessment of such (national) fees for mobile satellite communications services provided globally on the basis that we do not serve a single national market. We are awaiting a response to these representations. The regulator has announced that it plans to consult further before implementing any RSA licensing in the satellite sector.

International Telecommunication Union Filings and Co-ordination Procedures

        The ITU is the United Nations treaty organisation responsible for worldwide co-operation and standardisation in the telecommunications sector. The ITU registers radio frequency bands and orbital locations used by satellites and publishes the Radio Regulations, which set out detailed rules for use of spectrum.

        Pursuant to the Radio Regulations, national regulators are required to file technical information with the ITU relating to the proposed satellite systems of operators under their jurisdiction. Ground-based transmission facilities operated by us or our distribution partners, called land earth stations, which connect our satellites to terrestrial communications networks, are also subject to the Radio Regulations if the land earth station co-ordination area crosses an international border.

        All necessary filings for our in-orbit satellites have been made on our behalf by the UK Radiocommunications Agency (which, from 29 December 2003, was incorporated into and replaced by the UK Office of Communications, known as OFCOM). Once filings have been made with the ITU, a frequency co-ordination process follows to ensure that each operator's services do not cause unacceptable interference to the services of other operators. The negotiations are conducted by the national administrations with the assistance of satellite operators. The timetable and procedures for co-ordination are also governed by the Radio Regulations. We have co-ordinated frequencies in the mobile satellite services spectrum at L-band (1.5 and 1.6 GHz) for communication between our satellites and end-user terminals, as well as frequencies in the C-band (4 and 6 GHz) for communications between land earth stations and our satellites. We also have co-ordinated frequencies in the C-band for our tracking, telemetry and command signals to and from our satellites.

        Frequency in the L-band is allocated on an annual basis in a regional multilateral co-ordination process which takes place annually through two separate and independent regional operator review meetings among satellite operators using frequencies in the L-band. One meeting involves operators whose satellites cover North America (known as Region 2), while the other involves operators whose satellites cover Europe (known as Region 1), Africa, Asia and the Pacific (collectively known as Region 3). Both of these groups co-ordinate our use of frequencies in South America. In each case, satellite operators co-ordinate frequencies and assign spectrum by consensus. It is always possible to agree frequency allocation and co-ordination on a bilateral basis between operators outside this multilateral process, subject to non-interference with third parties.

        In the past, we have been able to secure sufficient spectrum through these co-ordination meetings to provide all our services. However, satellite operators at the North American meeting have been unable to agree to further meetings since 1999; therefore, the amount of spectrum available to each operator is currently frozen at the levels agreed in 1999. Additionally, MSV has recently challenged our right to a small amount of our current North American spectrum, claiming that MSV loaned us that spectrum in 1999. We have rejected that claim, and we believe the appropriate forum for spectrum allocation would be the next round of multilateral co-ordination meetings of North American operators.

        We have agreed spectrum allocations in the Region 1 and Region 3 operators' review meetings (1) with all operators in respect of our existing services and (2) with all operators, except one, in respect of our next-generation BGAN services. We believe this agreement provides sufficient spectrum to support our existing and next-generation BGAN services, throughout the period of validity of the allocation agreements. However, the operator who has not agreed to this plan has already stated that it will continue to operate according to the previous spectrum allocation plan. If this situation persists, there is potential for interference to both our and that operator's services. Furthermore, it is possible we would need to apply for additional spectrum to support our future services.

        Increased competition for spectrum and orbital locations (and/or disputes with parties to regional co-ordination processes) may make it difficult for us to retain rights to use the spectrum and orbital resources we require. We cannot guarantee that we will be able in the future to retain spectrum and orbital rights sufficient to provide our existing or future services. We also cannot determine to what extent regulatory authorities will charge us or our distribution partners for the use of mobile satellite service spectrum or how much would need to be paid to acquire or retain such spectrum in the future. To the extent we or our distribution partners are unable to retain the rights to use such spectrum or are required to pay for such use (by spectrum auctions or otherwise), our ability to provide services may either be limited or become more costly, which may harm our business or our results of operations.

Use of Mobile Satellite Service Spectrum to Provide Terrestrial Communications Services

        In January 2003, under the ATC Ruling the FCC decided to permit mobile satellite service operators to use their assigned mobile satellite service frequencies to provide ancillary terrestrial wireless communication services in the United States as part of an integrated service.

        On 8 November 2004, the FCC issued an order granting MSV an ATC licence and approving several waivers of the ATC Ruling that MSV requested, while deferring ruling on certain additional waivers. On 10 February 2005, following a series of petitions and requests for reconsideration, the FCC clarified the ATC Ruling by the MOO which, inter alia, settled the applicable rules on inter-system interference and other general requirements for integrated mobile satellite communications services/ATC systems.

        On 1 March 2005, Globalstar filed an application for an ATC licence. Globalstar is proposing to operate its ATC system in the Big LEO band, a different part of the spectrum from the L-band which we use for our mobile satellite communications services, so it should not cause any interference to our services.

        The implementation of ATC services by mobile satellite communications services operators in the United States or other countries may result in increased competition for the right to use L-band spectrum, and such competition may make it difficult for us to obtain or retain spectrum resources we require for our existing and future services. In addition, the FCC's decision to permit integrated mobile satellite communications services/ATC services was based on certain assumptions, particularly relating to the level of interference that the provision of integrated mobile satellite communications services/ATC services would likely cause to other mobile satellite communications services operators, such as us, who use the L-band spectrum. If the FCC's assumptions with respect to the use of L-band spectrum for integrated mobile satellite communications services/ATC services prove inaccurate, or a significant level of integrated mobile satellite communications services/ATC services is provided in the United States, the provision of integrated mobile satellite communications services/ATC services could interfere with our satellites and user terminals, which may adversely impact our services. For example, the use of certain L-band spectrum to provide integrated mobile satellite communications services/ATC services in the United States could interfere with our satellites providing communications services outside the United States where the "footprint" of those satellites overlaps the United States. Such interference could limit our ability to provide services that are transmitted through any satellite visible to the United States. Three of our Inmarsat-3 satellites are and two of our Inmarsat-4 satellites will be visible to the United States. In addition, users of our terminals in the United States could suffer interruptions to our services if they try to use their terminals near ATC terrestrial base stations used to provide integrated mobile satellite communications services/ATC services. In the event that we anticipate significant usage of mobile user terminals near ATC terrestrial base stations, it may be necessary for the manufacturers of the mobile terminals to modify their products to make them less susceptible to interference, or for us to develop new call set-up procedures which will redirect traffic to frequencies that are adequately removed from transmissions by nearby ATC base stations.

        Regulatory authorities in other countries may implement similar proposals for ATC services. In May 2004, Industry Canada, the Canadian regulator, decided in principle to allow ATC services in Canada. European regulators are currently considering the technical and regulatory issue which would arise if mobile satellite communications services operators were authorised to provide terrestrial services, including ATC, in 2 GHz bands. There is currently no timetable for the introduction of such services in Europe.

Other National Satellite Operator Authorisations

        While we have not been required to obtain specific telecommunications or spectrum licences to transmit our satellite signals or offer our existing services in many jurisdictions, we have obtained specific telecommunications or frequency licences with respect to our existing services in Australia, Brazil, Ecuador, Egypt, Germany, Iraq, Italy, Jordan, Kenya and Switzerland. Additionally, Belgium, France, Honduras, the Netherlands, Saudi Arabia and Spain require us to obtain such licences, and additional countries are considering whether to implement such licence requirements. To date, the requirements imposed on us to obtain these licences have been minimal and the associated costs are low.

        In Australia, we have a licence for the transmission of our satellite signals to and from the terminals used to access our services as well as a carrier licence. In Switzerland, we have a licence for the provision of our services in that country. In Brazil, we have a 15 year spectrum licence for our Inmarsat-3 satellites, which commenced in 2000. This licence requires that our services be distributed in Brazil through a Brazilian company and that those services be billed in local currency. These requirements could not be met without amending our agreements with our distribution partners (which currently precludes us from selling our services directly to other distribution partners in Brazil and elsewhere). We have been advised by outside legal counsel in Brazil that until we comply with the Brazilian regulatory requirements (which we are not currently doing), the Brazilian regulator could impose a substantial fine on us or our Brazilian distribution partners. However, the Brazilian regulator has agreed that we can surrender our Brazilian spectrum licence, which will be replaced with a licence jointly issued to our distribution partners, under which our distribution partners can distribute through individual Brazilian companies. All relevant documentation has been submitted and final approval is awaited from the Brazilian regulator. Depending on the terms of the arrangements made with the distribution partners, the revenues derived from the distribution of our services through Brazilian companies could be subject to additional Brazilian taxation. This could make distribution of our services in Brazil unprofitable for our distribution partners.

        Increasingly, regulatory authorities are imposing fees and introducing new regulatory requirements on businesses that use radio frequencies, which could significantly affect our business, including by imposing new and unforeseen additional costs and limiting our ability to provide existing or new services. We cannot determine to what extent regulatory authorities will charge us or our distribution partners for the use of mobile satellite communications services spectrum, or how much would need to be paid to acquire or retain such spectrum in the future. To the extent we or our distribution partners are unable to retain the rights to use such spectrum, or are required to pay large amounts for such use (by spectrum auctions or otherwise), our ability to provide services may either be limited or become more costly, which may harm our business or the results of our operations.

Regulation of Use of Ground Infrastructure

        Our agreements with our distribution partners who operate the land earth stations that connect our satellites to terrestrial communications networks includes provisions to ensure that they hold the appropriate licences to operate their land earth stations. We provide assistance to our distribution partners both by ensuring they are aware of licences they may require in the jurisdictions where they sell our services, and by assisting them to obtain the necessary licences.

        Our satellite control and network operation centre in London does not require individual licences under UK communications law. The ground stations that control and monitor our satellites are operated by third parties (under service contracts with us) that are responsible for ensuring that they are appropriately licensed under national regulations.

        The ground infrastructure that we are developing for our planned BGAN services will comprise fewer land earth stations than we have relied upon for the distribution of our existing services. However, it is possible that the regulatory authorities in some countries may require us to establish land earth stations in their countries as a condition of distributing our BGAN services in those countries. In respect of the land earth stations for our BGAN services which we own and/or operate in

Italy and the Netherlands, we have already obtained the necessary licences for the operation of those stations as network facilities.

        For a further discussion of the regulatory risks we currently and in the future may face, see "Item 3: Risk Factors—Regulatory Risks—Our business is subject to regulation and we face increasing regulation with respect to the transmission of our satellite signals and the provision of our mobile satellite communications services in some countries, which could require that we or our distribution partners incur additional costs, could expose us to fines and could limit our ability to provide existing and new services in some countries".

Licensing of End-user Terminals and Provision of Telecommunications Services

        We, together with our distribution partners and their service providers, are subject to increasing regulation in many countries with respect to the distribution of our services to end-users, particularly in the land sector.

        Different regulatory regimes apply to the use of end-user terminals depending on where they are located and whether they are installed in ships or aircraft or are for land use.

        Regulatory authorities in approximately 180 countries permit the use of terminals to access our existing services. Most of these countries require end-users (and, in some cases, distribution partners) to obtain a licence for such use. Some time ago we assessed the conditions of use that will apply to our planned BGAN services in our 50 priority jurisdictions and we are working closely with our distribution partners to develop optimal access strategies for each of these jurisdictions. Certain jurisdictions, such as the United States, China, Russia and India, among others, also seek to impose additional requirements on us in connection with the provision of our BGAN services in order to address issues of national security. We are planning to discuss the terms of these requirements with the relevant authorities in these jurisdictions and have committed significant internal resources to these discussions with a view to agreeing and implementing such requirements prior to the commercial launch of BGAN.

Maritime Terminals

        Terminals for using our services installed onboard ships are licensed by the country to whose jurisdiction the ship is subject. The licensing of terminals is generally part of a broader licence that covers all the communications equipment on the ship. The International Agreement on the Use of Inmarsat Ship Earth Stations within the Territorial Sea and Ports came into force on 12 September 1993. Forty-six countries are parties to this agreement, which permits the operation of terminals in the territorial seas and ports of the signatory countries. In countries which are not party to this agreement, national law may nevertheless permit the use of our terminals. For example, in the United States—which is not party to this international agreement—foreign ships are authorised to use their communications equipment in domestic territorial waters and ports under Section 306 of the US Communications Act of 1934, as amended.

Land Terminals

        In many of the countries that permit terminals to be used in their territory, the end-users and/or distribution partners of our services must obtain licences under national laws relating to use of radio frequency. In addition, distribution partners may be required to obtain licences relating to the provision of telecommunications services.

        A number of countries, particularly in North Africa, the Middle East and Central Europe, continue to maintain a monopoly on providing communication services or have onerous national security requirements that may effectively prevent us from offering (or restrict our ability to offer) satellite communications services to land-based users. In some countries, end-users are required to apply and obtain permission to use terminals to access our existing and new services, and in some cases to pay relatively high application fees. These requirements could deter some end-users from using terminals in those countries.

        In Europe, terminals do not generally require individual licences. This eliminates the need for the regulator to issue individual licences for multiple, identical terminals. This follows the spirit of EU Directive 2002/20/EC on the authorisation of electronic communications networks and services which foresees that "the least onerous authorisation system possible should be used to allow the provision of electronic communications networks and services in order to stimulate the development of new electronic communication services and pan-European communications networks and services and to allow service providers and consumers to benefit from the economies of scale of the single market." The subject of free circulation of satellite terminals has also been dealt with substantially in the CEPT/ECC which has recently adopted a decision that encourages administrations not to require any license of any kind as a condition to allow for free circulation and use of mobile satellite terminals. However, it is expected that the circulation of terminals will continue to be subject to service provision licences resulting from those member states seeking payment for the use of frequencies.

        The terms of and cost to the end-user of obtaining individual licences vary by jurisdiction. We have actively participated in European Conference of Postal and Telecommunications Administration project teams and working groups and proposed a harmonisation of the interpretation of "free circulation" to mean an exemption at all levels of any kind of licensing burden. Following consultation, during which an objection was raised to this interpretation, further discussions were held and a preliminary consensus position was reached; however, this issue remains subject to final approval by administrations within the EU. In general, the cost of terminal licences is decreasing worldwide, and the period of time an end-user may remain in a jurisdiction with a terminal before requiring a licence is increasing.

        In the United States, the FCC issues blanket licences for many types of communications devices. Various companies have applied for, and been granted, blanket licences to cover a number of different types of terminals which access our services in the United States.

Aeronautical Terminals

        Terminals installed on aircraft using our services are licensed by the country to whose jurisdiction the aircraft in question is subject. The licensing of equipment to use our services is generally part of a broader licence that covers all the communications equipment on the aircraft. ICAO Resolution A29-19 recommends that countries grant general permission for the use of communications equipment aboard foreign-registered aircraft operating within their territory, subject to a number of limitations.

Equipment Testing and Verification

        In addition to licences for the use of spectrum, terminals must also comply with applicable technical requirements. These technical requirements are intended to minimise radio interference to other communications services and ensure product safety.

        In Europe, there is full harmonisation of these standards and associated type approvals. European Directive 99/5 provides that EU member states will allow a mobile satellite terminal to be placed on the market if it bears a mark confirming conformity with the technical requirements of the Directive.

        In the United States, the FCC is responsible for ensuring that communications devices comply with technical requirements for minimising radio interference and human exposure to radio emissions. The FCC requires that equipment be tested either by the manufacturer or by a private testing organisation to ensure compliance with the applicable technical requirements. For other classes of device, the FCC requires submission of an application, which must be approved by the FCC, or in some instances may be approved by a private testing organisation.

Market Access in the United States

        Our distribution partners and service providers must obtain licences from the FCC to provide our services to, from and within the United States.

        The Open-market Reorganisation for the Betterment of International Telecommunications Act, referred to as the ORBIT Act, is intended to promote a competitive market for satellite communications services by conditioning the provision of certain services in the United States by the former intergovernmental satellite organisations, INTELSAT and Inmarsat, on their privatisation in the manner set out in the ORBIT Act. In particular, the ORBIT Act imposes various privatisation criteria (such as an initial public offering of securities) intended to ensure that our business and operations are separate and independent from the former intergovernmental satellite organisations and their signatories. Recent amendments to the ORBIT Act have extended the deadline for our compliance to 30 June 2005, and created a mechanism by which we can certify to the FCC that we have satisfied the intent of the ORBIT Act by means other than an initial public offering of securities. We believe that the acquisition of Inmarsat Ventures Limited by funds advised by Apax Partners and funds advised by Permira meets the privatisation criteria of the ORBIT Act, and on 15 November 2004 we filed a certification to that effect with the FCC. Our certification remains under consideration by the FCC.

Other Communications Regulatory Issues

Universal Service Funds

        Some countries, such as the United States, Kenya, South Africa and Australia, require a number of telecommunications service providers to contribute funds to "universal service" programmes. These programmes in turn use the funds to subsidise consumers' access to services in high-cost areas, such as rural markets, access for low-income customers, and other services deemed to be socially desirable. We, as well as our distribution partners and their service providers may be required to make contributions to these programmes, which may increase the cost of providing services over our system.

Law Enforcement and National Security Requirements

        Generally, communications networks operate under national regulations that require operators to provide assistance to law enforcement and security agencies. These national regulations typically require operators of communications networks to assist in call interception by providing to such agencies call interception or information relating to persons or organisations subject to security or criminal investigations, surveillance or prosecutions under the relevant national jurisdictions.

        We and our distribution partners who operate land earth stations are required to comply with these regulations in a number of jurisdictions which may restrict our ability to offer our services in some countries or increase our costs.

Numbering

        The ITU controls the assignment of country codes used for placing telephone calls between different countries. We originally used the 871, 872, 873 and 874 codes, with the choice of code depending on the location of the terminal receiving the call. We are transitioning our existing services (except for Regional BGAN) to a single code, 870, which we anticipate will be completed by 2007. We currently offer our Regional BGAN service, and will offer our next generation BGAN services, only with the 870 code. We are the only telecommunications operator in the world with our own country code.

Antitrust and Competition Laws

EU Law

        EU law prohibits anti-competitive agreements and abuse of dominant market positions through Articles 81 and 82 of the Treaty of Rome, as amended (previously Articles 85 and 86). Many member states, including the United Kingdom, also have similar prohibitions in national law.

        Arrangements prohibited under Article 81(l) are void under Article 81(2). Until May 2004, the European Commission had the power to exempt agreements, formally notified to it, if the beneficial effects of the arrangement resulted in the improvement of the production or distribution of goods or services or promote technical or economic progress. Additionally, consumers must receive a fair share of the resulting benefit, competition in respect of a substantial part of the market for the goods or services in question must not be eliminated and there must be no restrictions which are not indispensable to the achievement of the beneficial effects of the agreement.

        In 1997, our proposed commercial arrangements with our distribution partners were notified to the European Commission. After examining the arrangements, the European Commission issued an administrative (comfort) letter on 19 October 1998 closing its examination of the arrangements and stating that the European Commission did not consider that the arrangements affected competition within the EU to an appreciable extent and therefore were not in breach of Article 81. The European Commission cautioned however, that if we did not carry out a public share offering within three years of the European Commission's letter, it might re-assess the effect of the notified agreements. As of the date hereof, the European Commission has not notified us of any intention to reassess these agreements.

        From 2004 onwards our relationship with our distribution partners has been governed by the Distribution Agreements, which superseded the commercial arrangements notified in 1997 (and which came into effect in 1999). Since May 2004, when Regulation 1/2003 came into force, notifications of agreements to the European Commission have no longer been possible and it is up to the parties to assess whether the terms of the contract comply with the requirements of Article 81. Since May 2004, national competition authorities and courts of the member states have had the power to apply Article 81(3). We have therefore evaluated the terms of the Distribution Agreements in light of Article 81. For more information, see "Item 3: Risk Factors—Regulatory Risks—Our contractual relationships with our distribution partners may be subject to regulatory challenge, which could require us to renegotiate the contractual relationships and could result in the imposition of fines".

        Article 82 prohibits the abuse of a dominant market position insofar as it may affect trade between EU member states. Antitrust authorities may determine that we have market power in one or more business sectors.

        We have implemented an antitrust compliance programme to decrease the possibility that we would enter into any agreements which might restrict competition without obtaining the appropriate clearance or that we would engage in any business practices that might be considered abusive.

        The European Commission can impose fines (up to 10% of a company's worldwide annual group revenues) for breaches of Articles 81 and 82. Under regulations existing prior to May 2004, where an agreement was notified to the European Commission for an exemption under Article 81(3) and the notifying company's activities and circumstances were unchanged, the European Commission could not impose a fine from the date of notification, except in very limited circumstances. In addition, civil litigation may be brought by third parties claiming damages caused by allied anti-competitive practices and agreements.

US Law

        US antitrust laws are generally applicable to our distribution partners who operate land earth stations in the United States, and, under some circumstances, could be applicable to us. These laws prohibit, among other things, the monopolisation of markets (including attempted monopolisation and conspiracies to monopolise) and agreements that restrain trade, such as agreements among competitors to fix prices. If US authorities were to determine that we, and/or our distribution partners who operate land earth stations in the United States, have violated any US antitrust laws, heightened regulatory burdens and/or sanctions could be imposed.

Other Regulation

US Export Control Requirements

        The United States regulates the export and re-export of commercial communications satellites and most satellite-related components, subsystems, software and technology as defence articles under the Arms Export Control Act. Exports of these items from the United States requires licensing by the US Department of State after consultation with the Department of Defense. Technical co-operation arrangements between US and UK companies also require approval. The launch location and launch-related technical arrangements for US satellites, and for foreign satellites containing regulated US origin components, also require separate approval by the US State Department. The timing of US licence processing can be difficult to predict; licences are often issued with commercially significant conditions and restrictions, and the use of some launch locations that may have pricing or other advantages may not be approved.

        A number of satellite components and satellite related services for our Inmarsat-4 satellites are sourced from US suppliers and we cannot assure you that our US suppliers will be able to secure requisite licences in a timely fashion, that those licences will permit transfer of all items requested, that launches will be permitted in locations that we may prefer, or that licences, when approved, will not contain conditions or restrictions that pose significant commercial or technical problems. Such occurrences could delay the launch of any future satellites.

        Our sale of Regional BGAN terminals to our distribution partners is also governed by US export and re-export controls. Whilst we contractually require our distribution partners to implement these controls within their distribution chain and with end-users, there is no assurance that end-users comply with these controls.

IMSO Requirements

        IMSO maintains its mandate, following our transition from an intergovernmental organisation, to oversee a number of public service obligations which apply to us, including the provision of satellite communications services to support GMDSS. It also seeks to ensure that we do not discriminate on the basis of nationality in providing our services, act exclusively for peaceful purposes, seek to serve all areas where there is a need for mobile communications via satellite (including rural and remote areas of developing countries) and operate in a manner consistent with fair competition. If we breach these public service obligations, IMSO has various powers to compel us to perform those obligations.

        In support of these public service obligations, IMSO holds a special rights non-voting redeemable preference share in Inmarsat Ventures Limited, known as the Special Share. The Special Share carries rights including an effective veto power over any amendment to our public service obligations and over any resolution to effect the voluntary winding-up of Inmarsat Ventures Limited.

Invsat Limited

        Invsat Limited provides end-to-end communications services to its customers via its own network equipment and has therefore obtained a licence under the UK Telecommunications Act 1984 to cover connectivity to the public network (which licence has, from 25 July 2003, been replaced by general conditions of authorisation under the Communications Act 2003). To the extent that Invsat provides services in other countries, it will need to assess and comply with local regulatory requirements. Terminals provided by Invsat require licences under applicable national communications laws in a number of countries. The owner of a terminal generally obtains these licences.

Legal Proceedings

        As of the date of this Annual Report, we are not engaged in or aware of any pending or threatened legal or arbitration proceedings that could have a material effect on our financial position.

ORGANIZATIONAL STRUCTURE

        As of December 31, 2004, Inmarsat Group Limited has the following direct or indirect wholly-owned subsidiaries:

	Principal activity	Country of incorporation and operation	Effective interest in issued ordinary share capital at December 31, 2004
Inmarsat Finance plc	Finance company	England and Wales	99.9%
Inmarsat Investments Limited	Holding company	England and Wales	100%
Inmarsat Ventures Limited	Holding company	England and Wales	100%
Inmarsat Limited	Satellite telecommunications	England and Wales	100%
Inmarsat Employment Company Limited	Employment company	Jersey	100%
Inmarsat Inc	Service provider	USA	100%
Inmarsat Employee Share Plan Trustees Limited	Corporate trustee	England and Wales	100%
Inmarsat Trustee Company Limited	Corporate trustee	England and Wales	100%
Inmarsat Brasil Limitada	Legal representative of Inmarsat	Brazil	99.9%
Invsat Limited	VSAT telecommunications	England and Wales	100%
Rydex Corporation Limited	Maritime communications software	England and Wales	100%
Rydex Communications Limited	Maritime communications software	Canada	100%
Inmarsat Leasing Limited	Satellite leasing	England and Wales	100%
Inmarsat (IP) Company Limited	Intellectual property holding company	England and Wales	100%
Inmarsat Leasing (Two) Limited	Satellite leasing	England and Wales	100%
Inmarsat Services Limited	Employment company	England and Wales	100%
Inmarsat Launch Company Limited	Satellite launch company	Isle of Man	100%
Galileo Ventures Limited	Dormant	England and Wales	100%
iNavSat Limited	Dormant	England and Wales	100%

The consolidated financial statements of Inmarsat Group Limited include all of the above listed subsidiaries.

The Registrants

Inmarsat Finance plc—Issuer

        Inmarsat Finance plc is a finance company whose sole purpose is to issue the Notes, and to loan the proceeds to Inmarsat Investments Limited pursuant to subordinated intercompany shareholder funding loans.

Inmarsat Group Limited—Parent Guarantor

        Inmarsat Group Limited is the parent holding company and does not conduct any business operations directly. Its only significant assets are the shares of Inmarsat Finance plc and of Inmarsat Investments Limited. Excluding its guarantee of the Notes, its only indebtedness is a subordinated intercompany shareholder loan of $570.7 million borrowed in connection with the Acquisition.

Inmarsat Investments Limited—Subsidiary Guarantor

        Inmarsat Investments Limited is an intermediate holding company whose only assets are the shares in Inmarsat Ventures Limited. Inmarsat Investments Limited is the borrower of $800 million under a senior credit agreement and also is the borrower of the $477.5 million subordinated intercompany shareholder funding loan from the Issuer.

Inmarsat Ventures Limited—Subsidiary Guarantor

        Inmarsat Ventures Limited is an intermediate holding company. Its only significant assets are the shares of Inmarsat Limited, Inmarsat Leasing (Two) Limited and Inmarsat Launch Company Limited. It also holds shares in a number of other subsidiary companies. The International Maritime Satellite Organisation holds one Inmarsat Ventures Limited special rights non-voting redeemable preference share of £1.00.

Inmarsat Limited—Subsidiary Guarantor

        Inmarsat Limited is the Group's principal operating company. Inmarsat Ventures Limited holds 100% of its shares.

Inmarsat Leasing (Two) Limited—Subsidiary Guarantor

        In 2002, a wholly-owned subsidiary of Inmarsat Limited, Inmarsat Leasing Limited, transferred ownership of three of its satellites to a newly formed company, Inmarsat Leasing (Two) Limited, in connection with a financing transaction. Inmarsat Leasing (Two) Limited conducts no other operations apart from satellite leasing.

Inmarsat Launch Company Limited—Subsidiary Guarantor

        Inmarsat Launch Company was formed on December 4, 2003 in the Isle of Man. Inmarsat Launch Company Limited (ILC) was assigned launch contracts related to the Inmarsat-4 satellites and is the beneficiary of the Inmarsat-4 launch insurance. ILC provides a fully managed launch service for the Inmarsat-4 satellites from intentional ignition to satellite separation. ILC has entered into an insurance contract to insure its exposure during its period of control. Any insurance proceeds received by ILC as beneficiary will be available to its customer (Inmarsat Limited).

PROPERTY, PLANT AND EQUIPMENT

Facilities

        The table below sets out information on certain of our material facilities.

Facility	Principal Use	Owned/Leased	Area (ft2)	Lease expiration
99 City Road, London, United Kingdom	Headquarters	Leased	234,000	2029
Back-up facility, United Kingdom	Secondary satellite control and network control facilities and disaster recovery facilities	Leased	10,197	2009
Fucino, Italy	Land earth station	Leased	9,558	2010
Burum, the Netherlands	Land earth station	Leased	8,676	2010
Invsat Limited building, Aberdeen, United Kingdom	Headquarters	Owned	21,580	n/a

        We entered into a sale and leaseback contract for our London headquarters building on November 30, 2004. The contract provides for a 25 year operating lease by us of the building for an annual rental of $8.0 million. In the year ended December 31, 2004, rental costs were $0.8 million.

        Under the new contract we continue to rent out space in our leased headquarters building, including its conference facilities, to outside organizations. In the financial year ended December 31, 2004, this generated revenues of $1.9 million.

        We believe that our current facilities are in good condition and adequate to meet the requirements of our present operations.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following is a discussion of the results of operations and financial condition of Inmarsat Group Limited and its predecessor Inmarsat Ventures Limited. You should read the following discussion, together with the whole of this Annual Report, including the historical consolidated financial statements and the related Notes included elsewhere in this Annual Report. Those historical consolidated financial statements were prepared in accordance with UK GAAP, which differs in a number of significant respects from U.S. GAAP. For a summary of the material differences between UK GAAP and U.S. GAAP relevant to the historical consolidated financial statements and a reconciliation of certain items under UK GAAP to U.S. GAAP see Note 33 to the historical annual consolidated financial statements of Inmarsat Group Limited.

        This section contains "forward-looking statements." Those statements are subject to risks, uncertainties and other factors that could cause our future results of operations or cash flows to differ materially from the results of operations or cash flows expressed or implied in such forward-looking statements. Please see "Forward-Looking Statements."

        In this section, when we say "we," "us," "our" or other similar terms, it refers to Inmarsat Ventures Limited and its subsidiaries prior to the acquisition of Inmarsat Ventures Limited by Inmarsat Group Limited and to Inmarsat Investments Limited, and its subsidiaries from and after the acquisition, unless the context otherwise requires.

CRITICAL ACCOUNTING POLICIES

        Our accounting policies are more fully described in Note 1 to the consolidated financial statements of Inmarsat Group Limited. However, certain of our accounting policies are particularly important to the presentation of our results of operations and require the application of significant judgment by our management.

        In applying these policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates used in the preparation of our results of operations. These estimates are based on our previous experience, the terms of existing distribution agreements and other contracts, trends in the industry, information provided by our distribution partners, information available from other outside sources and other factors, as appropriate.

        Our management believes that the most critical accounting policies that involve management judgments and estimates are those related to revenue recognition, tangible and intangible assets, investments, deferred taxation, stock options and deferred satellite payments.

Revenue recognition

        The SEC's Staff Accounting Bulletin (SAB) No. 101 "Revenue Recognition," updated by SAB No. 104 "Revenue Recognition," provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. We have concluded that our revenue recognition policy is appropriate and in accordance with UK GAAP and SAB No. 101.

        Our revenues from mobile satellite communication services are recognized from usage charges over the period during which we provide mobile satellite communication services. Our revenues from leasing of satellite capacity result from fixed fees and are recognized on the balance sheet as deferred income when a non-cancelable agreement is in force and collectibility is reasonably assured. These amounts are recorded as revenues on a straight-line basis over the respective lease terms, which are typically for periods from one month to twelve months.

        Our revenues stated net of volume discounts which increase over the course of the financial year as specific volume thresholds are met by distribution partners resulting in lower prices.

Tangible assets

        Tangible fixed assets make up a significant portion of our total assets. We periodically review the carrying value of our tangible assets and recognize an impairment if the recoverable amount (the higher of net realizable value and value in use) falls below its carrying value. Value in use is based upon our estimates of anticipated discounted future cash flows. While we believe that these estimates are reasonable, different assumptions regarding such cash flows could materially affect the carrying values.

        Space segment assets comprise satellite construction and launch and other associated costs. Expenditures charged to space segment projects include invoiced progress payments, external consultancy costs and direct internal costs. Internal costs, primarily comprising staff costs, are only capitalized when they are directly attributable to the construction of an asset. The space segment assets are depreciated on a straight-line basis over the life of the satellites from the date they become operational and are placed in service, which is generally 10 to 14 years.

        Changes in asset lives can have a significant impact on our depreciation charge for a financial period. We regularly review the depreciable lives and change them as necessary to reflect our current view of their remaining lives in light of numerous assumptions and estimates, including with respect to technological change, prospective economic utilization and physical condition of the assets concerned.

        As a result of management's regular re-assessment of useful economic lives, the useful lives of our satellites and space segment assets was prospectively changed from October 1, 2004. The changes were made to better reflect the economic life of the Inmarsat-3 satellites resulting from the improvements in satellite technology, resulting in depreciation periods being extended for the Inmarsat-3 satellites. The Group's satellite and space segment assets depreciable lives now range from 10 to 14 years, with the exception of our Regional BGAN assets which are 5 years. The Inmarsat-4 satellites, having not yet been placed in service, are currently not being depreciated. However the revised depreciable lives will apply when service commences.

        The Group changed its accounting policy in 2004 with regard to the capitalization of interest and has applied the new policy retroactively through retained earnings, interest and depreciation. Under the new policy interest on bank debt taken out to finance capital investment on qualifying assets is expensed. The significant change in the Group's debt structure warranted the revision of the historical policy and therefore the change in accounting policy better reflects our financial position.

        Software development costs directly relating to the development of new services are capitalized with the tangible fixed assets to which they relate. Costs are capitalized once a business case has been demonstrated as to technical feasibility and commercial viability, and has been approved by our board of directors. Such costs are depreciated over the estimated sales life of the services, which is generally three years.

Intangible assets

        On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired. Where the fair value of the consideration paid exceeds the fair value of the identifiable separable assets and liabilities acquired, the difference is treated as purchased goodwill. As a result of the acquisition, we recorded $403.4 million of goodwill, as the purchase consideration exceeded the fair value attributed to the identifiable assets and liabilities. Under UK GAAP, goodwill is amortized using the straight-line method over its estimated useful life, not exceeding 20 years. This is the period over which our directors estimate that the value of the underlying business acquired is expected to exceed the value of the underlying assets. Other identifiable intangible assets separately identified will be amortized over their estimated useful lives, which is estimated to be between 5 and 20 years.

        Significant management judgement is required in assessing the carrying value of the intangible assets. An annual review for impairment based on discounted cash flows using reasonable and appropriate assumptions, consistent with internal forecasts and based on management's best estimates and judgement will be performed. If the carrying value of intangible assets exceeds that of the impairment review above a charge to record the impairment will be recorded in the then current period. No increases in the intangible assets will be recorded as a result of this review.

        Fees and similar incremental costs incurred directly in making an acquisition, but excluding finance costs, are included in the cost of the acquisition and capitalized. Internal costs, and other expenses that cannot be directly attributed to the acquisition, are charged to the profit and loss account.

        Terminal development costs directly related to the development of terminals for our BGAN services are capitalized as intangible fixed assets. BGAN costs will be depreciated once the BGAN service is launched and will be depreciated over the estimated sales life of the services, which is expected to be five to ten years.

Deferred taxes

        As part of the process of preparing our consolidated financial statements, we are required to estimate the income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. We must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, it must include an expense within the tax provision in the statement of operations.

        Significant management judgement is required in determining the valuation allowance recorded against the net deferred tax assets. We have recorded a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation, in the event that we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period that we made this determination. Likewise, should we determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax assets would increase income in the period we make our determination.

        During 2001, we agreed with the UK Inland Revenue on the valuation of our satellite assets for capital allowance (tax depreciation) purposes, which had been under discussion since our transition to a corporation in April 1999. Recognition of this revised value has resulted in a significant net tax credit to offset our tax charge for 2001 and the creation of a deferred tax asset which will unwind over the lives of the underlying assets.

        Discussions are ongoing with the UK Inland Revenue with regard to the open market value of certain other assets and agreement may result in a reduced tax charge in future years. We have not recognized deferred tax assets arising in relation to the remainder of certain other assets and will not do so until agreement is reached with the UK Inland Revenue.

Recently issued accounting pronouncements

        In December 2003, the FASB issued FASB Interpretation No. 46(R) "Consolidation of Variable Interest Entities" ("VIEs"). This interpretation changed the accounting and requirements for consolidation and disclosure of certain entities, including special purpose entities ("SPEs"). Under FIN 46(R), an entity is considered a VIE (and subject to consolidation) if its total equity at risk is determined insufficient to finance its activities without additional subordinated financial support, or if its equity investors lack certain characteristics that represent a controlling financial interest. An entity that is considered a VIE would be required to be consolidated by the enterprise that holds a majority of its "variable interests" (that is, the enterprise that has the most exposure to the economic risks and the potential rewards from changes in the values of the VIE's assets and liabilities). Application of this interpretation is required for all public entities that have interests in variable interest entities for periods ending after 15 December 2003. Application by public entities for all other types of entities is required in financial statements for periods ending after 15 March 2004. We have assessed the impact of FIN 46(R) and currently believe it will not have a material effect on our consolidation.

        In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (SFAS 153), "Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29." SFAS 153 addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 "Accounting for Nonmonetary Transactions" and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

        In March 2004, the EITF reached a consensus on EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 prescribed a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosure for unrealized losses on investments. In September 2004, the FASB issued FASB Staff Position EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1" ("FSP EITF 03-1-1"). FSP EITF 03-1-1 delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1. The disclosure requirements of EITF 03-1 remain effective for fiscal years ending after June 15, 2004. No effective date for the measurement and recognition guidance has been established in FSP EITF 03-1-1. During the period of delay, FSP EITF 03-1-1 states that companies should continue to apply current guidance to determine if an impairment is other-than-temporary. The adoption of EITF 03-1, excluding paragraphs 10-20, did not impact our consolidated financial position, results of operations or cash flows. The Company will assess the impact of paragraphs 10-20 of EITF 03-1 once the guidance has been finalized.

International Financial Reporting Standards

        In June 2002, the European Parliament and Council of the European Union issued a regulation that requires, for each financial year starting on or after January 1, 2005, companies governed by the law of an EU member state to prepare their consolidated accounts in conformity with the International Financial Reporting Standards, or IFRS, adopted in accordance with the procedure laid down in the regulation if, at their balance sheet date, their securities are admitted to trading on a regulated market of any EU member state. At present, therefore, we are not required to report under IFRS, as Inmarsat Finance plc, the issuer of the senior notes, is not required to prepare consolidated financial statements. The United Kingdom's Accounting Standards Board has stated a process to converge UK GAAP with IFRS, so there may be a change to the accounting framework under which we report.

OPERATING RESULTS

Operating Environment and Overview

        We are a leading provider of global mobile satellite communication services services. We have been designing, implementing and operating satellite networks for over 25 years. During the periods presented below, we generated more than 94% of our total revenues from mobile satellite voice and data services, including telephony, fax, video, email, and intranet, internet access and leasing services. End users of our mobile satellite services operate at sea, on land and in the air. In addition, we lease specialized navigation transponders, primarily for use in commercial aviation.

        The remainder of our revenues, relate primarily to VSAT services and maritime communication services businesses conducted by our Invsat and Rydex subsidiaries, respectively and other income not considered part of our core operations such as rental income.

        We report our results of operations in U.S. dollars.

        The following table sets out the components of our total revenues for each of the periods under review, and as a percentage of our total revenues from continuing operations.

        The historical amounts for the year ended December 31, 2003 represent an aggregation of the historical amounts of Inmarsat Ventures Limited, our "predecessor," for the period January 1, 2003 to December 17, 2003 and for Inmarsat Group Limited, our "successor," for the period from December 17, 2003 to December 31, 2003. Data for the "successor" period includes the effect of purchase accounting related to the acquisition and therefore is not directly comparable to data for prior periods.

        The table below also sets out aggregated data for the year ended December 31, 2003. Aggregated data is derived by adding amounts for our predecessor for the period from January 1, 2003 to (and including) December 17, 2003 and the successor for the period from (but excluding) December 17, 2003 to December 31, 2003. We have aggregated the information to provide investors with 2003 data for a full-year period. However, data for the successor period includes the effect of purchase accounting related to the acquisition, and therefore is not directly comparable with predecessor data for the prior periods. It should be noted that aggregated data is a non-GAAP financial measure.

	Predecessor				Successor
									Successor
			January 1 to December 17, 2003 (as restated)		December 17 to December 31, 2003 (as restated)
	Year ended December 31, 2002 (as restated)						Aggregated Year ended December 31, 2003 (as restated)		Year ended December 31, 2004
	($ in millions, except percentages)
Revenues:
Maritime sector:
voice services	$129.6	27.7%	$107.5	21.7%	$4.6	26.9%	$112.1	21.9%	$105.0	21.8%
data services	124.0	26.5	129.1	26.1	4.4	25.7	133.5	26.1	146.4	30.5

Total maritime sector	253.6	54.2	236.6	47.8	9.0	52.6	245.6	48.0	251.4	52.3
Land sector:
voice services	42.6	9.1	36.5	7.4	1.2	7.0	37.7	7.4	27.9	5.8
data services	82.4	17.6	122.4	24.7	3.5	20.5	125.9	24.6	105.8	22.0

Total land sector	125.0	26.7	158.9	32.1	4.7	27.5	163.6	32.0	133.7	27.8
Leasing (incl. navigation)	51.4	11.1	59.1	11.9	2.1	12.3	61.2	11.9	56.9	11.8
Aeronautical sector	11.5	2.5	12.6	2.5	0.6	3.5	13.1	2.6	16.9	3.6

Total mobile satellite communication services services	441.5	94.5	467.2	94.4	16.4	95.9	483.5	94.5	458.9	95.5
Other subsidiary revenues	21.6	4.6	20.3	4.1	0.5	2.9	20.9	4.1	14.9	3.1
Other income	4.1	0.9	7.4	1.5	0.2	1.2	7.6	1.4	6.9	1.4

Total revenues	$467.2	100.0%	$494.9	100.0%	$17.1	100.0%	$512.0	100.0%	$480.7	100.0%

	Predecessor	Successor
	At December 31,
	2002	2003	2004
Active terminals(1)
Maritime	96,545	99,519	112,133
Land	71,540	71,731	72,592
Aeronautical	4,885	5,487	6,078

Total	172,970	176,737	190,803

(1)
Active terminals means terminals registered with us as at reporting date that have been used to access our services at any time during the preceding twelve-month period.

Results of Operations

        The table below sets out our results of operations and as a percentage of total revenues for the periods under review.

	Predecessor				Successor				Successor
	Year ended December 31, 2002		January 1 to December 17, 2003		December 17, 2003 to December 31, 2003		Aggregated Year ended December 31, 2003		Year ended December 31, 2004
	(as restated)		(as restated)		(as restated)		(as restated)
	($ in millions, except percentages)
Selected UK GAAP Information
Revenues:
Mobile satellite communication services	$441.5	94.5%	$467.2	94.4%	$16.4	95.9%	$483.5	94.5%	$458.9	95.5%
Other subsidiary revenues	21.6	4.6	20.3	4.1	0.5	2.9	20.9	4.1	14.9	3.1
Other income	4.1	0.9	7.4	1.5	0.2	1.2	7.6	1.4	6.9	1.4

Total Revenues	467.2	100.0	494.9	100.0	17.1	100.0	512.0	100.0	480.7	100.0
Depreciation and amortization	(125.6)	26.9	(125.4)	25.3	(6.9)	40.4	(132.3)	25.8	(144.5)	30.1
Other net operating costs	(153.6)	32.9	(170.2)	34.4	(5.2)	30.4	(175.4)	34.3	(176.9)	36.8

Total operating costs	(279.2)	59.8	(295.6)	59.7	(12.1)	70.8	(307.7)	60.1	(321.4)	66.9

Total group operating profit	188.0	40.2	199.3	40.3	5.0	29.2	204.3	39.9	159.3	33.1
Gain on termination of subsidiary undertaking(1)	1.0	0.2	—	—	—	—	—	—	—	—
Gain on disposal of tangible assets	—	—	—	—	—	—	—	—	42.6	8.9
Net interest (payable)	(3.8)	0.8	(6.9)	1.4	(5.8)	33.9	(12.7)	2.5	(163.6)	34.0

Profit on ordinary activities before taxation	185.2	39.6	192.4	38.9	(0.8)	4.7	191.6	37.4	38.3	8.0
Taxation	(20.3)	4.3	(56.9)	11.5	(1.0)	5.8	(57.9)	11.3	(8.8)	1.8

Profit on ordinary activities after taxation for the year/period	$164.9	35.3%	$135.5	27.4%	$(1.8)	10.5%	$133.7	26.1%	$29.5	6.2%

(1)
Relates to Merasis Limited. We established Merasis Limited in 2000. In November 2001, we ceased funding Merasis Limited and it entered voluntary liquidation.

Results and Operations for the Year ended December 31, 2004 and December 31, 2003

Revenues

        Revenues from continuing operations for the year ended December 31, 2004 were $480.7 million, a decrease of $31.3 million, or 6.1%, compared with the year ended December 31, 2003.

Mobile satellite communication services Revenues

        During the year ended December 31, 2004, revenues from mobile satellite communications services were $458.9 million, a decrease of $24.6 million, or 5.1%, compared with the year ended December 31, 2003. The maritime, land, leasing and aeronautical sectors accounted for 54.8%, 29.1%, 12.4% and 3.7% of total mobile satellite communication services revenues, respectively during the year ended December 31, 2004. Global security events in recent years have had a positive effect on our revenues, particularly in the land sector. In 2003, despite decreased demand for our services from Afghanistan and neighboring countries, revenues were higher than in the previous year because of demand associated with the conflict in Iraq. This has continued in 2004, although to a lesser degree, reflecting a sustained level of activity in the Middle East region. It is unclear whether the level of this demand will continue in future periods. Although a portion of these revenues may be sustainable, a decrease in global security activity in the region may have a corresponding impact on future revenues and results of operations.

        Maritime Sector.    During the year ended December 31, 2004, revenues from the maritime sector were $251.4 million, an increase of $5.8 million, or 2.4%, compared with the year ended December 31, 2003. The increase principally reflects an increase in data revenue, which was partially offset by decreased voice revenue. Revenues from voice services in the maritime sector during the year ended December 31, 2004 were $105.0 million, a decrease of $7.1 million, or 6.3%, compared to the year ended December 31, 2003. The decrease in revenues from voice services reflects our ongoing migration of users from our higher priced analogue services to our lower priced digital services and the increased competition from hand-held operators. Revenues from data services in the maritime sector during the year ended December 31, 2004 were $146.4 million, an increase of $12.9 million, or 9.7%, compared to the year ended December 31, 2003. The increase in revenues from data services reflects increased demand, mainly as a result of the introduction of our Fleet services, which have enhanced the mobile satellite communication services we provide to the maritime sector.

        Land Sector.    During the year ended December 31, 2004, revenues from the land sector were $133.7 million, a decrease of $29.9 million, or 18.3%, compared with the year ended December 31, 2003. In 2003, we experienced exceptionally high land revenue as a result of the conflict in Iraq. Revenues from voice services in the land sector during the year ended December 31, 2004 were $27.9 million, a decrease of $9.8 million, or 26.0%, compared to the year ended December 31, 2003. The decrease in revenues from voice services reflects a decline in traffic resulting from competition from operators of land-based, hand-held satellite telephone services who typically offer cheaper voice services. Revenues from data services in the land sector during the year ended December 31, 2004 were $105.8 million, a decrease of $20.1 million, or 16.0%, compared to the year ended December 31, 2003, primarily as a result of the exceptionally high land revenue in 2003 as a result of the conflict in Iraq.

        Leasing.    During the year ended December 31, 2004, revenues from leasing were $56.9 million, a decrease of $4.3 million, or 7.0%, compared with the year ended December 31, 2003. The decrease principally resulted from a lower level of short term leasing of satellite capacity by government users.

        Aeronautical Sector.    During the year ended December 31, 2004, revenues from the aeronautical sector were $16.9 million, an increase of $3.8 million, or 29.0%, compared with the year ended December 31, 2003. The increase can be attributed primarily to our Swift64 high speed data service, which targets the government aircraft and business jet markets.

Other Subsidiary Revenues

        We classify revenues generated by our subsidiaries, Invsat Limited and Rydex Corporation Limited as "other subsidiary revenues".

        Invsat Limited provides integrated communications networks and systems using VSATs (transportable terminals that access broadband services provided over satellite systems operating in the C-band and Ku-band radio frequencies), principally to end users in the oil and gas sector. Rydex Corporation Limited develops e-mail and data communications software tailored for use in the maritime sector. During the year ended December 31, 2004, other revenues were $14.9 million, a decrease of $6.0 million, or 28.7%, compared with the year ended December 31, 2003. This decrease primarily resulted from lower demand from the oil and gas sector.

Other income

        Other operating income of $6.9 million for the year ended December 31, 2004 consists primarily of income from the provision of conference facilities and leasing certain floors at our head office to external organizations, fees for satellite tracking services and in-orbit support services supplied to third parties and revenue from sales of Regional BGAN end user terminals. We do not expect to sell end-user terminals on an ongoing basis.

Other net operating costs

        During the year ended December 31, 2004, other net operating costs were $176.9 million, an increase of $1.5 million, or 0.9%, compared with the year ended December 31, 2003. Other net operating costs consist of staff costs, the cost of network and satellite operations and other external costs, net of own work capitalized. Staff costs are comprised of wages, employee benefits, share awards granted to employees and redundancy costs. The cost of network and satellite operations includes the cost of leasing satellite capacity from Thuraya and other network equipment, as well as ongoing maintenance costs in relation to our network assets. Other external costs include the operating costs attributable to our business categorized as "other", currency translation gains and losses and other costs. Own work capitalized represents development costs incurred on capital projects, including our Inmarsat-4 program and our next-generation services. Generally, development costs relate to internal, staff and all other costs directly attributable to a new service, which are capitalized until the service is launched.

        The table below sets forth the components of other net operating costs, and percentage change during the periods indicated.

	Predecessor	Successor		Successor
	January 1 to December 17, 2003	December 17, 2003 to December 31, 2003	Aggregated Year ended December 31, 2003	Year ended December 31, 2004	Percentage change
	(as restated)	(as restated)	(as restated)		%
	($ in millions)
Staff costs	66.9	2.6	69.5	85.6	23.2
Network and satellite operations	38.9	2.0	40.9	50.0	22.2
Other external costs	83.4	1.8	85.2	67.2	(21.1)
Own work capitalized	(19.0)	(1.2)	(20.2)	(25.9)	28.2

Total other net operating costs	170.2	5.2	175.4	176.9	0.8

        Staff costs during the year ended December 31, 2004 were $85.6 million, an increase of $16.1 million, or 23.2%, compared to December 31, 2003, mainly due to severance costs of $9.3 million in connection with a restructuring in June 2004 involving a number of redundancies at Inmarsat Limited as well as costs of departing executive directors. The number of employees in the group was reduced from 550 as of December 31, 2003 to 493 as of December 31, 2004. The remainder of the increase in staff costs relates to the inclusion of annual performance related bonuses, an annual mid-year salary rise, and an the adverse movement in foreign exchange rates as staff costs are in sterling and we report our results in US dollars.

        Network and satellite operations costs include the cost of leasing satellite capacity from Thuraya and the purchase of other network equipment as well as ongoing maintenance costs in relation to our network assets. Network and satellite costs increased by $9.1 million, or 22.2% during the year ended December 31, 2004 compared to the year ended December 31, 2003. Of this amount, approximately $7.0 million related to additional payments under the Thuraya lease during the year ended December 31, 2004, which reflected an increase in the number of channels we were required to lease to service our Regional BGAN customers.

        Other external costs decreased by $18.0 million, or 21.1%. In 2003 we incurred charges of $3.0 million (2004 US$Nil) in connection with the settlement of all outstanding claims of our former Airia joint venture partners regarding satisfaction of certain equity funding milestones (we no longer have any shareholding in Airia Limited); $6.0 million (2004: $2.5 million) of expenses associated with our sponsorship of the FIA World Rally Championship; $10.6 million (2004: US$3.0 million) for cost of sales associated with our Regional BGAN user terminal stocks including written off stocks. The remainder of the decrease in 2004 relates to lower costs as a result of our business review and a decrease of $4.7 million in the direct cost of sales incurred by our subsidiary Invsat, reflecting its lower revenues offset by an increase in accommodation costs of $0.8 million associated with the 25-year leaseback of our head office premises at 99 City Road following the sale of the building.

        The increase in own work capitalized of $5.7 million relates principally to increased activity surrounding our Inmarsat-4 satellite program and development of our BGAN service.

Depreciation and amortization

        During the year ended December 31, 2004, depreciation and amortization was $144.5 million, an increase of $12.2 million, or 9.2%, compared with the year ended December 31, 2003. The increase in depreciation is principally a result of the increase in value of certain tangible and intangible assets resulting from a fair value review conducted in connection with the acquisition in December 2003. We expect depreciation to increase substantially once we begin to depreciate our Inmarsat-4 satellites following their entry into commercial service.

        As a result of management's regular re-assessment of useful economic lives, the useful lives of our satellites and space segment assets was prospectively changed from October 1, 2004. The changes were made to better reflect the economic life of the Inmarsat-3 satellites resulting from the improvements in satellite technology, resulting in depreciation periods being extended for the Inmarsat-3 satellites.    The Group's satellite and space segment assets depreciable lives now generally range from 10 to 14 years. The Inmarsat-4 satellites, having not yet been placed in service are currently not being depreciated. However the revised depreciable lives will apply when service commences.

        As described in Note 1 to the historical consolidated financial statements the group changed its accounting for capitalization of interest and has applied the new policy retroactively through retained earnings, interest and depreciation. The change in policy is to expense interest on bank debt taken out to finance capital investment on qualifying assets. For the year ended December 31, 2004 and 2003 this change in accounting policy has led to a reduction in depreciation of $3.1 million and $3.3 million respectively and an increase in interest expense of $6.2 million and $4.1 million respectively.

        On acquisition of Inmarsat Ventures Limited the group reflected a preliminary fair value allocation of the purchase consideration to net assets and liabilities held at December 17, 2003. The preliminary allocation of the purchase consideration to net assets of Inmarsat comprised approximately $308.3 million of goodwill, $33.0 million of identifiable intangible fixed assets and an increase of $158.1 million in the book value of tangible fixed assets, which, in accordance with UK GAAP, is being amortized or depreciated over varying periods.

        During 2004 the allocation of the purchase consideration was finalized. As a result of this review goodwill increased by $95.1 million. The majority of the increase reflects an assessment of the fair value of our Regional BGAN assets. The adjustment has been reflected in our December 31, 2004 consolidated balance sheet. The write down has no impact on the commercial Regional BGAN service that we are providing to our customers which will continue through 2008 without interruption.

Group operating profit

        As a result of the factors discussed above, group operating profit for the year ended December 31, 2004 was $159.3 million, a decrease of $45.0 million, or 22.0%, compared with the year ended December 31, 2003.

Gain on disposal of tangible assets

        On November 30, 2004, the company completed a sale and 25-year leaseback contract for our headquarters building at 99 City Road, London. The gross proceeds from the sale of the building were $125.1 million which resulted in a gain on disposal of $42.6 million in the year ended December 31, 2004.

Net interest payable

        As a result of and in connection with the acquisition, we substantially increased our indebtedness to fund the acquisition and to pre-fund anticipated capital expenditures. This increase in indebtedness will result in substantially greater interest payments in future periods as well as 2004. See "Trends—Factors Affecting Our Results of Operations—Effect of the acquisition" and "—Liquidity and Capital Resources."

        In the year ended December 31, 2004, net interest payable was $163.6 million, an increase of $150.9 million, compared to the year ended December 31, 2003.

        Interest payable for year ended December 31, 2004 was $167.5 million compared to $14.7 million in the year ended December 31, 2003. The increase in net interest payable is attributable primarily to a full year of financing costs associated with the acquisition in December 2003 and the additional Senior Notes issued during 2004. Interest payable includes $77.3 million interest accrued on a subordinated intercompany shareholder funding loan, $80.0 million of interest costs on senior notes and facilities and $9.8 million of other non-cash interest items.

        As described in Note 1 to the historical consolidated financial statements the group changed its accounting policy in 2004 with regard the capitalization of interest and has applied the new policy retroactively through retained earnings, depreciation and interest. The change in policy is to expense interest on bank debt taken out to finance capital investment on qualifying assets. For the year ended December 31, 2004 and 2003 this change in accounting policy increased interest payable by $6.2 million and $4.1 million, respectively.

        Interest receivable during the year ended December 31, 2004 was $3.9 million compared to $2.0 million in the year ended December 31, 2003. The increase in interest receivable of $1.9 million is primarily the result of a higher cash balances throughout 2004, compared to 2003.

Taxation

        The tax charge for the year ended December 31, 2004 was $8.8 million, compared to a $57.9 million tax charge in the year ended December 31, 2003. The decrease in tax charge is largely driven by a reduction in profit before tax primarily attributable to increased depreciation and amortization charges relating to the acquisition and increased interest costs related to the funding of the transaction and new debt raised during 2004. No tax liability arose upon the sale of our headquarters building due to the availability of capital losses. The tax charge is also impacted by permanently disallowable items, particularly the amortization of goodwill.

Results of Operations for the Year Ended December 31, 2003 and December 31, 2002

Revenues

        Revenues were $512.0 million, an increase of $44.8 million, or 9.6%, compared with the year ended December 31, 2002. The increase reflected the introduction of new higher bandwidth services (Regional BGAN, Fleet and Swift64), and the effect of global security events, offset in part by the migration of end users from higher-priced analog to lower-priced digital services and mandatory price reductions on our satellite communications services.

Mobile satellite communication services Revenues

        During the year ended December 31, 2003, mobile satellite communication services revenues were $483.5 million, an increase of $42.0 million, or 9.5%, compared with the year ended December 31, 2002. The maritime, land, leasing and aeronautical sectors accounted for 50.8%, 33.8%, 12.7% and 2.7% of mobile satellite communication services revenues, respectively, during the year ended December 31, 2003.

        Maritime Sector.    During the year ended December 31, 2003, revenues from the maritime sector were $245.6 million, a decrease of $8.0 million, or 3.2%, compared with the year ended December 31, 2002. The decrease principally reflects a decline in voice revenues that was not fully offset by increased data revenue. Revenues from voice services in the maritime sector during the year ended December 31, 2003 were $112.1 million, a decrease of $17.5 million, or 13.5%, compared to the year ended December 31, 2002. The decrease in revenues from voice services primarily reflects our ongoing migration of users from our higher-priced analog services to our lower-priced digital services, as well as the loss of traffic to lower-priced competitors. Revenues from data services in the maritime sector during the year ended December 31, 2003 were $133.5 million, an increase of $9.5 million, or 7.7%, compared to the year ended December 31, 2002. The increase in revenues from data services reflects increased traffic, partly as a result of the introduction of our Fleet services.

        Land Sector.    During the year ended December 31, 2003, revenues from the land sector were $163.6 million, an increase of $38.6 million, or 30.9%, compared with the year ended December 31, 2002. This increase was attributable to increased revenue from data services, which more than offset a decline in revenues from voice services. Revenues from voice services in the land sector during the year ended December 31, 2003 were $37.7 million, a decrease of $4.9 million, or 11.5%, compared with the year ended December 31, 2002. The decrease in revenues from voice services reflects a decline in traffic resulting from competition from operators of land-based hand-held satellite telephones that offer lower-priced voice services. Revenues from data services in the land sector during the year ended December 31, 2003 were $125.9 million, an increase of $43.5 million, or 52.8%, compared with the year ended December 31, 2002. This increase was principally due to increased use of our GAN data service, primarily as a result of global security events, as well as the full-year effect of the introduction of our Regional BGAN data services in the fourth quarter of 2002.

        Leasing.    During the year ended December 31, 2003, revenues from leasing were $61.2 million, an increase of $9.8 million, or 19.1%, compared with the year ended December 31, 2002. The increase principally resulted from an increase in short-term leasing of satellite capacity by the U.S. Navy in response to global security events. The U.S. Navy is the largest end user of our leased satellite capacity.

        Aeronautical Sector.    During the year ended December 31, 2003, revenues from the aeronautical sector were $13.1 million, an increase of $1.6 million, or 13.9%, compared with the year ended December 31, 2002. Revenues in our aeronautical sector were affected in both periods by the worldwide contraction in the airline industry since September 11, 2001. However, in March 2002, we introduced Swift64, a high-speed data service targeted at corporate jets and government aircraft. Increased revenues from our Swift64 service helped to offset decreased revenue from commercial airlines.

Other Subsidiary Revenues

        During the year ended December 31, 2003, other revenues were $20.9 million, a decrease of $0.7 million, or 3.2%, compared with the year ended December 31, 2002. This decrease primarily resulted from lower demand from Invsat's existing and new end users in the energy industry in the final quarter of 2003.

Other Income

        During the year ended December 31, 2003, other income was $7.6 million, an increase of $3.5 million, or 85.4%. The increase in other income in 2003 primarily reflects the income we derived from buying Regional BGAN end-user terminals from the manufacturer and selling them to our distribution partners. We do not expect to sell end-user terminals on an ongoing basis. In addition, we recognized other income from the provision of conference facilities and leasing certain floors at our head office to third parties, as well as from tracking services and in-orbit support services, for third-party satellite launches.

Depreciation and amortization

        During the year ended December 31, 2003, depreciation and amortization was $132.3 million, an increase of $6.7 million, or 5.3%, compared with the year ended December 31, 2002. The increase in depreciation and amortization for 2003 was primarily attributable to the full year effect of depreciation associated with our Regional BGAN assets and the partial year (14 days) effect of increased depreciation and amortization arising from the application of purchase accounting. Although we fully depreciated our four Inmarsat-2 satellites in early 2002, in November 2002 we introduced our Regional BGAN service and commenced depreciation of assets associated with our Regional BGAN service, principally comprising our ground infrastructure at Fucino in Italy and development costs associated with end user terminals. We expect depreciation to increase substantially when our Inmarsat-4 satellites become operational and we commence depreciating those assets. We depreciate our satellites on a straight-line basis over 10 to 14 years with the exception of our Regional BGAN assets which are depreciated over five years.

        In 2004 the group changed its accounting for capitalization of interest and has applied the new policy retroactively through depreciation, interest and retained earnings, interest and depreciation. The change in policy is to expense interest on bank debt taken out to finance capital investment on qualifying assets. For the year ended December 31, 2003 and 2002 this change in accounting policy and consequent reduction in the carrying value of fixed assets has led to a reduction in depreciation of $3.3 million and $3.3 million, respectively.

Other net operating costs

        During the year ended December 31, 2003, other net operating costs were $175.4 million, an increase of $21.8 million, or 14.3%, compared with the year ended December 31, 2002.

        The table below sets forth the components of other net operating costs, and percentage change during the periods indicated.

	Predecessor		Successor
	Year ended December 31, 2002	January 1 to December 17, 2003	December 17, 2003 to December 31, 2003	Aggregated Year ended December 31, 2003	Percentage change
	(as restated)	(as restated)	(as restated)	(as restated)	(%)
	($ in millions)
Staff costs	86.2	66.9	2.6	69.5	(19.4)
Network and satellite operations	17.9	38.9	2.0	40.9	128.5
Other external charges	73.2	83.4	1.8	85.2	16.5
Own work capitalized	(23.7)	(19.0)	(1.2)	(20.2)	(14.8)

Total other net operating costs	153.6	170.2	5.2	175.4	14.3

        The reduction in staff costs during 2003 resulted from a restructuring in November 2002 involving redundancies at Inmarsat Limited in December 2002. The average number of employees in the Group during 2003 was 537, compared with 596 during 2002.

        The increase in network and satellite operations costs during 2003 relates primarily to the full year effect of payments under the Thuraya lease (which provides satellite capacity for our Regional BGAN service). The Thuraya lease commenced in November 2002. The increase in the cost of network and satellite operations during the year ended December 31, 2003 also reflects costs of warranties for network assets associated with our Regional BGAN service.

        The increase in other external costs included $4.9 million of foreign currency losses primarily due to the recognition of a non-cash foreign currency translation loss related to sterling-denominated tax liabilities. In addition, other external costs for 2003 include a charge of $3.0 million in connection with the settlement of all outstanding claims of our joint venture partners in Airia Limited. In November 2003, we entered into a settlement agreement with respect to Airia Limited and made a cash settlement payment of $9.5 million (of which we had already provided for $6.5 million in prior periods). We no longer have any shareholding in Airia Limited. In addition, we incurred professional fees of $5.1 million related to the acquisition that were not capitalised. Finally, in 2003 we incurred additional external costs of $6.0 million associated with our sponsorship of the FIA World Rally Championship, compared to $4.0 million in 2002. These other external costs were partially offset by reduced head office, repair and maintenance costs, office service costs, and research and development costs, in each case, associated with our businesses categorized as "other."

        The decrease in own work capitalized reflects the commencement of commercial operations of our Regional BGAN service in November 2002. Own work capitalized during the year ended December 31, 2003 related principally to our Inmarsat-4 satellite program and development of our BGAN service.

Group operating profit

        As a result of the factors discussed above, group operating profit during the year ended December 31, 2003 was $204.3 million, an increase of $16.3 million, or 8.7%, compared with the year ended December 31, 2002.

Gain on termination of subsidiary undertaking

        In 2001, we discontinued the operations of our subsidiary Merasis Limited. Following the completion of voluntary liquidation proceedings of Merasis, we recognized a profit of $1.0 million during the year ended December 31, 2002.

Net interest payable

        During the year ended December 31, 2003, net interest payable was $12.7 million, an increase of $8.9 million, compared with the year ended December 31, 2002.

        Interest payable for 2003 was $14.7 million compared to $9.3 million in 2002. The increase in net interest payable is attributable primarily to bridge loan facility fees (which we expensed in 2003), as well as the partial year (14 days) effect of increased indebtedness incurred on December 30, 2003 to fund the acquisition.

        As described in Note 1 to the historical consolidated financial statements the group changed its accounting for capitalization of interest and has applied the new policy retroactively through interest, depreciation and retained earnings. The change in policy is to expense interest on bank debt taken out to finance capital investment on qualifying assets. For the year ended December 31, 2003 and 2002 this change in accounting policy has led to the restatement of interest costs and increased interest payable by $4.1 million and $2.6 million, respectively.

        Interest receivable during 2003 was $2.0 million compared to $5.5 million in 2002. The decrease in interest receivable relates to the fact that, in 2002, we received a settlement of interest from the Inland Revenue in relation to the treatment of lease payments.

Taxation

        During the year ended December 31, 2003, taxation was $57.9 million, an increase of $37.6 million, or 185.2%, compared to the year ended December 31, 2002. In 2002, we benefited from an Inland Revenue Settlement on treatment of lease payments which produced a tax credit of $35.4 million reducing our tax liability for 2002.

Inflation

        We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able fully to offset such higher costs through price increases.

LIQUIDITY AND CAPITAL RESOURCES

        Historically, our principal uses of cash have been for capital expenditure, to fund the development, marketing and distribution of new services and to fund our working capital requirements. We have funded those requirements with cash flows from our operating activities as well as from borrowings under bank facilities. Following the acquisition and related transactions including the issuance of the senior notes in 2004, our indebtedness and debt service obligations have increased significantly. We believe our working capital is sufficient for our present requirements.

Historical cash flows

        The following table sets out our historical cash flows for each of the periods presented.

	Year ended December 31, 2002	January 1 to December 17, 2003	December 17 to December 31, 2003	Aggregated Year ended December 31, 2003	Year ended December 31, 2004
	Predecessor			Successor
	($ in millions)
Net cash from operating activities	343.3	366.0	(57.5)	308.5	190.2
Net cash used in investing activities	(383.9)	(210.7)	(1,530.0)	(1,740.7)	(49.4)
Net cash (used for)/provided by financing activities	39.9	(87.2)	1,805.4	1,718.2	(47.5)
(Increase)/decrease in short-term deposits	4.6	(60.5)	44.1	(16.4)	(188.4)

Increase/(decrease) in cash during the period	3.9	7.6	262.0	269.6	(95.1)

Net cash from operating activities

        Net cash from operating activities represents net cash from operations, returns on investments and servicing of finance and taxation.

        Net cash provided by operating activities was $190.2 million during the year ended December 31, 2004, compared to net cash provided by operating activities of $308.5 million during the year ended December 31, 2003. The decrease in 2004 was primarily due to a decrease in revenues of $31.3 million and an increase in fees and costs relating to the acquisition, its financing and the issue of senior notes and senior discount notes of $56.3 million. During the year ended December 31, 2003, the predecessor company benefited from a one-time tax receipt of $17.6 million, and received a payment of $14.6 million from a major customer, which would have normally been paid in 2002.

        Net cash from operating activities decreased by $34.8 million, or 10.1%, during the year ended December 31, 2003 compared with the year ended December 31, 2002. The decrease in cash flow from operating activities primarily reflects arrangement costs of new bank facilities of $36.9 million in 2003. During the year ended December 31, 2003, we received $13.7 million of net tax receipts compared to $26.3 million of net tax receipts during the year ended December 31, 2002.

Net cash used in investing activities

        Net cash used in investing activities represents cash used for capital expenditure and financial investments and cash movements resulting from acquisitions and disposals.

        Net cash used in investing activities decreased to $49.4 million during the year ended December 31, 2004, compared to $1,740.7 million for the year ended December 31, 2003. In November 2004 we received $125.1 million in proceeds from the sale of our headquarters building at 99 City Road, London. Offsetting the proceeds was continued capital expenditure for the construction of our Inmarsat-4 satellites and ground network. Capital expenditure for the Inmarsat-4 satellites in 2004 was impacted by a payment deferral agreement negotiated with our satellite manufacturer. As a result of this deferral, and the movement of our launch date for our first Inmarsat-4 satellite to March, 2005, capital expenditures shifted from 2004 to 2006. In 2003 the cash outflow of $1,740.7 million primarily reflected the acquisition of Inmarsat Ventures Limited of $1,510.2 million in addition to $206.6 million of capital expenditure for the construction of our Inmarsat-4 satellites and ground network.

        Net cash used in investing activities increased by $1,356.8 million during the year ended December 31, 2003 compared with the year ended December 31, 2002. In 2002, investing activities related primarily to the construction and launch of our Inmarsat-4 satellites. The increase in 2003 reflects the payment of the acquisition price in December 2003.

Net cash used for/provided by financing

        Net cash used by financing activities was $47.5 million during the year ended December 31, 2004, compared to an inflow of $1,718.2 million for the year ended December 31, 2003. During the year ended December 31, 2004, the $365.0 million bridge loan was repaid, $375.0 million of January 2004 notes were issued, $102.5 million of additional notes were issued for $105.1 million and $95.5 million of the subordinated intercompany shareholder funding loan was repaid.

        Net cash provided by financing activities increased by $1,678.3 million during the year ended December 31, 2003 compared with the year ended December 31, 2002. During the year ended December 31, 2003 we repaid $100.0 million of drawings outstanding under our medium-term revolving debt facility and incurred $1,783.8 million of indebtedness (including the subordinated intercompany shareholder funding loan) to fund the acquisition.

        We currently believe that our operating cash flows and available cash (including restricted cash), together with borrowings under the senior credit agreement, will be sufficient to fund our working capital needs and anticipated capital expenditure and debt service requirements for at least the next several years, although we cannot assure you that this will be the case.

Debt

        Our third-party indebtedness at December 31, 2004 was $1,215.0 million. This comprised term loans under our senior credit agreement in an aggregate principal amount of $737.5 million and

$477.5 million principal amount of indebtedness under the senior notes. In addition, we have a further $100.0 million capital expenditure facility and a $75.0 million working capital facility available and undrawn under the senior credit agreement.

        The borrower under the senior credit agreement is Inmarsat Investments Limited. Inmarsat Investments Limited's obligations under the senior credit agreement are guaranteed by Inmarsat Ventures Limited, Inmarsat Limited, Inmarsat Leasing (Two) Limited, Inmarsat Launch Company Limited and Inmarsat (IP) Company Limited. The borrower's obligations under the senior credit agreement are secured by a first-ranking fixed and floating charge over all of the assets of Inmarsat Investments Limited and the guarantors.

        The senior credit agreement is comprised of three term loans—a $368.7 million principal amount term loan facility, referred to as Term Loan A; two $184.4 million principal amount term loan facilities, referred to as Term Loan B and Term Loan C; a $100 million capital expenditure facility and a $75 million working capital facility. Term Loan A will mature in 2009 and is repayable in ten incremental installments from 2.5% of the facility payable June 17, 2005 to 17.5% of the facility payable on December 17, 2009. Term Loan B must be repaid in two equal installments, the first installment falling 180 days prior to the second installment and the second installment on December 17, 2010. Term Loan C is repayable in two equal installments, the first installment falling 180 days prior to the second installment and the second installment on December 17, 2011. The capital expenditure facility will mature on December 17, 2009 and is repayable in incremental installments from 16% of the facility payable on June 17, 2007 to 17% of the facility payable on December 17, 2009.

        The term loans accrue interest at an annual rate of LIBOR plus a margin of 2.5% with respect to Term Loan A, LIBOR plus a margin of 3.0% with respect to Term Loan B and LIBOR plus a margin of 3.5% with respect to Term Loan C.

        The revolving facility is available (subject to satisfaction of drawing conditions) until the earliest of the date on which Term Loan A is repaid in full or cancelled and December 17, 2009. Each advance under the revolving facility must be repaid on the last day of each interest period with respect to the advance and amounts repaid may be redrawn (subject to satisfaction of certain conditions).

        Under the senior credit agreement, we have agreed to maintain specified ratios of EBITDA to total net interest payable, total net debt to EBITDA, senior net debt to EBITDA and cashflow to net debt service. The agreement also restricts the amount and timing of capital expenditures related to the Inmarsat-4 program and to other capital expenditures.

        The senior credit agreement contains customary events of default.

        The senior credit agreement contains customary covenants, including restrictions on the ability of Inmarsat Investments Limited to make payments on the subordinated intercompany shareholder funding loans. Under the senior credit agreement and the intercreditor agreement, Inmarsat Investments Limited may pay interest (but not principal), fees, expenses or other amounts (including reasonable legal fees and taxes) on the subordinated intercompany shareholder funding loans; however, these payments will be suspended for specified periods during an event of default under the senior credit agreement.

        Future drawings under the senior credit agreement will be available only if, among other things, we meet the financial covenants in the senior credit agreement. Our ability to meet those covenants will depend on our results of operations, which may be affected by factors outside of our control. See "Risk Factors—We require a significant amount of cash to make payments on the notes and to service our debt. Our ability to generate sufficient cash depends on a number of factors, many of which are beyond our control."

        Inmarsat Finance plc completed an offering of $375.0 million aggregate principal amount 7 5/8% senior notes due 2012 in January 2004. The proceeds were used to repay the bridge facility. In April 2004, Inmarsat Finance plc issued a further $102.5 million aggregate principal amount of 7 5/8% senior notes due 2012. The proceeds were used to partially repay the subordinated intercompany shareholder funding loan. The senior notes are guaranteed on a senior basis by Inmarsat Group, Limited, the parent company of Inmarsat Finance plc, and on a senior subordinated basis by Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Limited, Inmarsat Leasing (Two) Ltd and Inmarsat Launch Company Limited. The proceeds from each offering of senior notes were loaned by Inmarsat Finance plc to Inmarsat Investments Ltd pursuant to separate subordinated intercompany shareholder funding loans provide that interest will accrue at a rate sufficient to fund interest in the senior notes (including default interest) and, if applicable, additional amounts.

        Interest on the senior notes is payable semi-annually on March 1 and September 1 of each year. The senior notes are redeemable, at the option of Inmarsat Finance plc, in whole or in part, at any time on or after March 1, 2008 at 103.813% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest, on or after March 1, 2011. At its option, prior to March 1, 2008, Inmarsat Finance plc may also redeem up to 35% of the principal amount of the senior notes with the net proceeds from a public equity offering.

        The indenture governing the senior notes contains customary covenants, limitations and requirements. In particular, covenants limit the ability of Inmarsat Group Limited to make payments to Inmarsat Holdings Limited to an amount equal to 50% of the net income of Inmarsat Group Limited (including 100% of any net loss) from April 1, 2004. The indenture also requires Inmarsat Finance plc to commence and consummate an offer to purchase the senior notes for 101% of their aggregate principal amount, together with any additional amounts and any accrued and unpaid interest owed on the senior notes to the date of purchase, upon events constituting or which may constitute a change of control of Inmarsat Group Holdings Limited, our ultimate parent company.

        The indenture also provides for events of default, which, if any of them occur, would permit or require the principal of, premium, if any, interest and other monetary obligations on the senior notes to be declared to be immediately due and payable.

CAPITAL EXPENDITURES

        We have incurred, and expect to continue to incur, significant capital expenditures to fund the construction, launch and insurance of our Inmarsat-4 satellites and the development, marketing and distribution of our next-generation services. In addition we incur capital expenditure to maintain our existing network assets and premises as in the normal course of business. We expect the total capital costs of constructing three Inmarsat-4 satellites and ground infrastructure, launching two Inmarsat-4 satellites, and developing our next-generation services to be approximately $1.5 billion (including our estimate of the cost of launch insurance for our Inmarsat-4 satellites). Of this amount, as of December 31, 2004, we had incurred $960 million in connection with constructing the three Inmarsat-4 satellites, building ground-based transmission facilities and systems at Fucino, Italy and Burum, the Netherlands and developing our next-generation services.

        The following table summarizes our capital expenditure for the periods set out below.

	Year ended December 31,
	2002	2003	2004
	($ in millions)
Total capital expenditure	(374.8)	(206.6)	(140.3)

        We estimate that the remaining cost to complete the construction and launch and to insure the launch of our Inmarsat-4 satellites will be approximately $500 million. We have a contract with Astrium for construction of our Inmarsat-4 satellites, which sets out a price for delivery of three satellites and a related milestone schedule. We also have contracts for the launch of our Inmarsat-4 satellites specifying contract prices and delivery dates. Nevertheless, over the course of our satellite construction contract, we or the manufacturer may suggest or require contract changes as a consequence of milestone-related or other testing or technological developments. Those variations typically require price adjustments. Additional changes prior to completion of the Inmarsat-4 satellites will likely result in changes to the contract price.

        If, in the future, we decide to launch our third Inmarsat-4 satellite, we expect to incur approximately $130-$140 million of launch costs and additional launch insurance costs.

        We estimate that our capital expenditure not related to new satellite programs, which we refer to as maintenance capital expenditure, will be in the range of $15.0 million to $25.0 million a year over the next ten years. In addition, we may choose to incur additional capital expenditure in any year to fund revenue-enhancing projects.

CONTRACTUAL OBLIGATIONS

        The following table summarizes contractual obligations, commercial commitments and principal payments under our debt instruments that we would have been obliged to make as of December 31, 2004.

	Actual Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	($ in millions)
Long-term debt obligations(1)	1,785.7	27.7	119.8	221.3	1,416.9
Short-term debt obligations	1.4	1.4	—	—	—
Capital commitments relating primarily to Inmarsat-4 satellites(2)	246.6	102.0	60.0	6.5	78.1
Operating leases
Land and buildings(3)	211.7	8.0	17.2	18.1	168.4
Other(4)	47.7	39.2	2.0	5.6	0.9
Other (non-cancellable agreements)(5)	13.6	9.9	3.7	—	—

Total contractual obligations	2,306.7	188.2	202.7	251.5	1,664.3

(1)
Includes $570.7 million of subordinated intercompany shareholder funding loan, which has no fixed maturity date but may be repaid at any time at our option. Excludes the impact of non-cash interest on the subordinated intercompany shareholder funding loan, which accrues at a rate of 13.5% per annum and compounds each August 31. Excludes the premium on the senior notes of $2.4 million which is being written off over the life of the senior notes.

(2)
Over the course of our Inmarsat-4 satellite construction contract, we or the manufacturer may suggest or require changes as a consequence of milestone-related or other testing or other technological developments. Those variations typically require price adjustments or, in certain circumstances, could result in delays to our payment obligations. Delays in our Inmarsat-4 program could result in our contractual commitments becoming payable in later periods.

(3)
Relates to the 25-year leaseback of headquarters building 99 City Road, London.

(4)
Relates primarily to Thuraya lease payments with remainder related to other existing service and leased line contracts.

(5)
Relates primarily to warranty costs associated with the BGAN and Regional BGAN programs.

RESEARCH AND DEVELOPMENT

        Research and development costs were $0.5 million during the year ended December 31, 2004, a decrease of $0.1 million, compared with the year ended December 31, 2003. We expect Research and Development costs to increase in future periods once the Inmarsat-4 development program goes into service in 2005. Research and development costs were $0.6 million during the year ended December 31, 2003, a decrease of $5.1 million, compared with the year ended December 31, 2002. This decrease reflects the capitalization of a higher proportion of internal staff and development costs associated with the Inmarsat-4 development program in 2003.

OFF BALANCE SHEET ARRANGEMENTS

        We do not currently have any off-balance sheet arrangements other than operating leases. See "Contractual Obligations".

TREND INFORMATION

        Please see "—Operating Results" and "Item 4. Information on the Company—Business Overview" for trend information.

Significant Factors Affecting Our Results of Operations

Effect of the acquisition and the financing thereof

        On 17 December 2003, we acquired, through our subsidiary Inmarsat Investments Limited, the entire issued share capital of Inmarsat Ventures Limited by way of a scheme of arrangement under the Act. In connection with this Acquisition in December 2003, Inmarsat Holdings Limited and its subsidiaries incurred:

  •
  $800.0 million of term borrowings under the Existing Senior Credit Agreement; and

  •
  $375.0 million of Senior Notes (which we used to repay a $365.0 million bridge loan (the "Bridge Loan") and to pay fees and expenses).

        In addition to this third party debt, our shareholders provided a portion of the funding for this Acquisition in the form of $618.8 million euro equivalent accreted principal amount of subordinated intercompany shareholder funding loan and $33.4 million of equity.

        In April 2004, Inmarsat Finance plc issued a further $102.5 million of Senior Notes and used the proceeds thereof to redeem $100.0 million euro equivalent accreted principal amount of subordinated intercompany shareholder funding loan and to pay fees and expenses.

        Our results of operations in the 2003 Financial Year were partially affected, and our results of operations for the 2004 Financial Year were significantly affected, by the interest expense associated with this indebtedness. Our results of operations in the 2003 Financial Year also included the impact of facility fees associated with the Bridge Loan, which we expensed in December 2003.

        In addition, in connection with the Acquisition, Inmarsat Group Limited recorded $403.4 million of goodwill, an increase of $11.1 million of identifiable intangible assets, and an increase of $40.1 million in the book value of tangible assets which, in accordance with UK GAAP, it amortised or depreciated in part during the 2004 Financial Year. In addition, we recognised a deferred tax asset of $46.2 million related to the fair value adjustments, predominantly in relation to the decrease in fair values of some of our tangible assets, which will unwind over the life of the assets. This increase in amortization and depreciation will have a significant impact on our future results of operations.

Effect of Global Events

        Demand from government, media and international aid organisations for our services increases, sometimes substantially, in areas affected by global events. During the 2002 Financial Year, our revenues were positively impacted by demand for our services in Afghanistan and neighbouring countries. Revenues for the 2003 Financial Year increased significantly over the prior year, reflecting significantly increased demand for our services attributable primarily to the conflict in Iraq, offset in part by decreasing demand in Afghanistan and neighbouring countries.

        Demand for our services in areas affected by global security events continued in the 2004 Financial Year (albeit at a lower level), reflecting a sustained level of activity in the Middle East region. It is unclear whether this level of demand will continue in the 2005 Financial Year or future periods. Although a portion of these revenues may be sustainable, a decrease in global security activity in the region may have a corresponding adverse impact on our future revenues and results of operations.

Effect of Shift from Voice to Data

        The mix of our data and voice services has changed during the periods under review. As a percentage of mobile satellite communications services revenues, revenues from voice services decreased from 45.9% during the 2002 Financial Year to 34.5% during the 2004 Financial Year, while revenues from our data services increased from 54.1% to 65.5% over the same period. Our voice revenues have declined primarily due to the migration of end-users from our higher priced analogue services to our lower priced digital services and to the loss of voice traffic to lower priced voice services provided by competitors, principally the voice handheld services of Iridium, Globalstar and Thuraya. Although increasing overall revenues from our data services, which have not been subject to the same pricing pressures, have generally offset overall declines in our voice revenue, our GAN land data revenues were lower in the 2004 Financial Year compared to the 2003 Financial Year because of lower global security revenues in 2004 and the effect (during the latter half of the year) of the recently implemented volume discount scheme (which increases discounts over the course of each financial year as our distribution partners reach certain traffic thresholds). We expect the decline in voice revenues to continue in the near to medium term, but at lower rates than we have experienced during the periods under review. We also expect data revenues to increase significantly in the future, particularly as we roll out our BGAN services. The growth in data revenues is expected to more than offset the decline in voice revenues during this period.

Effect of Price Reductions and Volume Discounts

        Following our transition to a private company in April 1999, we entered into distribution agreements with our distribution partners. These agreements required us to reduce the weighted average price of most of our services by 4% per year until the agreements expired on 15 April 2004. To offset these mandatory price reductions, we generally sought to increase traffic volumes during the periods under review.

        On 15 April 2004, we revised our distribution arrangements by entering into the Distribution Agreements to govern our future relationship with our distribution partners. Under the new agreements, for each of our services a distribution partner provides to end-users, the distribution partner must pay us a fixed price (expressed in US dollars per chargeable unit) multiplied by the volume of traffic that the distribution partner generates in relation to that service. Prices are subject to service-specific, volume-based discounts for distribution partners that reach specified sales volume targets in any financial year. Our new Distribution Agreements provide that, in the initial pricing period (i.e., from 15 April 2004 until 31 December 2006), we will make available to distribution partners volume discounts in a minimum annual amount equal to 6.0% (pro rata during 2004 for the nine months ending 31 December), 6.5% (2005) and 7.0% (2006) of Inmarsat Limited's previous-year revenue from "demand-assigned" services (i.e., existing and next-generation BGAN services, other than leasing). To the extent our distribution partners do not earn volume discounts with a value at least equal to the minimum amount specified in the preceding sentence in any year (through 2006), we must add the unutilised portion to the minimum incentive amount for the following year and allocate it in the following year in a variety of forms, including price promotions, reductions or incentives. As a result of these volume-based discounts, our mobile satellite communications services revenues are increasingly affected as the year progresses because the discount increases as distribution partners achieve higher aggregate volumes for the period. Accordingly, the effect of these volume discounts will influence our quarterly results of operations.

        The minimum volume discount percentages referred to in the previous paragraph should not be confused with the mandatory 4% year-on-year reduction required under our previous distribution agreements. Historically, the mandatory price reductions were partially achieved through the use of volume discounts. The minimum volume discount percentages in the Distribution Agreements reflect the aggregate minimum volume discounts available in a specified year, rather than an overall year-on-year price reduction similar to that required under the pre-existing distribution agreements. To derive minimum year-on-year increases in volume discounts available under the provisions of the Distribution Agreements, it is necessary to consider the year-on-year increment rather than the percentage itself (i.e., 6.5% in 2005 versus 6.0% in 2004, a difference of 0.5%). The minimum volume discounts in the Distribution Agreements compare to actual volume discounts, for nine months ended December 31, 2004, of approximately 8.9% (pro rata) of our revenues from "demand-assigned" services we provided to our distribution partners during the twelve months ended December 31, 2003.

        In addition to the preceding incentives, from 2005 onwards, the Distribution Agreements require us to provide an additional incentive to our distribution partners in the form of either (at the relevant distribution partner's option) a cash payment or a credit against future services, in either case, if we exceed certain consolidated airtime revenue amounts. These revenue amounts were fixed for 2005 and 2006, and have now been set for 2007 but have not been set for 2008.

        Subject to cost and revenue-neutral alterations, the initial prices and discounts set out in the Distribution Agreements are effective until December 31, 2007. The Distribution Agreements contain procedures to establish new prices and discounts for periods after 2007.

Effect of End-user Migration from Analogue to Digital Services

        During the periods under review, we have continued to migrate enterprise level users from our older, less technically efficient analogue services to our newer digital services. In addition to enabling higher speed service for the end-user, digital technology allows us to use our satellite capacity more efficiently. In particular, digital signal processing technology and the use of spot beams enable us to carry higher total traffic. To date, a substantial number of end-users, principally in the maritime sector, have migrated from analogue to digital services. As a percentage of mobile satellite communications services revenues, revenues from our analogue service decreased from 15.3% during the 2002 Financial Year to 7.9% during the 2004 Financial Year. As per-minute prices for analogue services are higher than those for digital services, this migration of end-users has had a negative impact on our mobile satellite communications services revenues. We intend to cease supporting analogue services (specifically Inmarsat A) at the end of 2007. Although the migration from analogue to digital services has caused our revenues to decrease, the transition to digital services has greatly increased the capacity of our existing satellites. Thus, if demand for digital services continues to grow, we will have significant additional capacity available to satisfy the increase.

Effect of Recent Headcount Reductions

        In 2004, we completed a review of our business operations, which led to headcount reductions across several of our business activities. As a result, we recognised an exceptional charge of $9.3 million in our results of operations for the 2004 Financial Year.

Effect of Inmarsat-4 Satellite Programme and Development of Next-generation Services

        We have incurred significant capital expenditure to fund the construction and launch of our Inmarsat-4 satellites and the development, marketing and distribution of next-generation BGAN services. However, once we deploy our Inmarsat-4 satellite fleet, we do not anticipate the need for material capital expenditure for a new generation of satellites until 2013 at the earliest. We expect the total capital cost of commencing operation of our Inmarsat-4 satellites and developing our next-generation BGAN services to be approximately $1.5 billion, although the final cost may vary. We began to depreciate the development costs associated with our Regional BGAN services upon its introduction, and will start to depreciate the cost of the Inmarsat-4 programme and our remaining BGAN services development costs as each Inmarsat-4 satellite becomes available for commercial service. The increase in depreciation expense will have a significant impact on our results of operations in future periods.

        In addition, in the event that we encounter problems upon the launch or the in-orbit operation of our Inmarsat-4 satellites or in the development or rollout of our BGAN services, we may be required to perform an impairment review, which could result in a write-down of the carrying book value of our Inmarsat-4 satellite assets in the relevant period. Furthermore, once our remaining Inmarsat-4 satellites are in orbit, we may re-evaluate the depreciable lives of those assets in light of their revised estimated useful lives (which may change from our current expectations, depending on future events).

        After the deployment of our Inmarsat-4 satellite fleet, we will be able to provide our BGAN services globally, while continuing to improve the efficiency of our spectrum usage. We believe our BGAN service offering will enable us to exploit the substantial profitable growth opportunities presented by existing and new end-users' increasing demand for high-bandwidth mobile communication services, as evidenced by the strong underlying growth in data services we have experienced in recent years. In addition, the incremental capacity from our next-generation broadband network should allow us to expand significantly our leasing business.

        We believe that we have potential for revenue growth in the near to medium term at a rate significantly in excess of the 3.7% compounded annual growth rate achieved over the past five years, based on expected underlying growth in demand for existing services, expected take-up of BGAN services and growth in leasing opportunities resulting from the significant additional capacity provided by our Inmarsat-4 satellites once they become operational. However, our ability to deliver this growth will be subject to a number of significant risks, including the risks set forth in Item 3 "Key Information—Risk Factors".

Effect of Weakness in US Dollar Relative to Pound Sterling

        We use the US dollar as our functional and reporting currency. While almost all of our revenues are denominated in US dollars, the majority of our operating expenses and a small proportion of our capital expenditures are denominated in currencies other than the US dollar. Our primary exchange rate risk is against pounds sterling. During the periods under review, the US dollar has significantly weakened against the pound sterling, but the effects of this weakness were largely offset by our existing currency hedging arrangements. As our hedging arrangements are relatively short-term (generally 18 months), continued weakness in the US dollar will adversely affect our results of operations in the 2005 Financial Year and future periods.

Galileo

        On 1 September 2004, we submitted a joint tender with EADS Space and the Thales Group, under the "iNavSat" name, to develop and operate the proposed Galileo system, which is an EU public private partnership project to develop an advanced civil satellite navigation system. We currently expect the European Union to select the preferred bidder for the Galileo project during the second or third quarter of 2005, to be followed by negotiations between the European Union and the preferred bidder during the second half of 2005. We currently expect the contract to develop and operate the Galileo project to close no earlier than December 2005. We cannot predict whether iNavSat will be the preferred bidder, or the potential impact of the Galileo project on our business or results of operations.

Seasonality

        Our revenues in the first and last months of each year are impacted by changes in demand from end-users during the holiday season. In particular, revenues from data services tend to decline during the holiday season, reflecting reduced business activity. Historically, the impact of this seasonal decline in data services on our results of operations has been limited, as the decline has been substantially offset by increased voice traffic. However, as data revenues increase as a percentage of our total revenues, we expect the seasonal decline in data volumes may have a more pronounced effect on our first and fourth quarter results. As discussed above under "—Effect of Price Reductions and Volume Discounts", the impact of volume discounts increase over the course of each financial year with lower discount levels in early quarters and higher discounts in later quarters. Accordingly, the effect of these volume discounts will be most pronounced in the fourth quarter.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

(A)  Inmarsat Group Holdings Limited

Board of Directors

        Inmarsat Group Holdings Limited is our ultimate parent company and manages each member of the Group.

        The table below sets out the names of the directors of Inmarsat Group Holdings Limited, their ages and their current positions.

Name	Age	Position
Andrew Sukawaty	49	Chairman and Chief Executive Officer
Rick Medlock	45	Executive Director and Chief Financial Officer
Michael Butler	41	Executive Director and Chief Operating Officer
John Rennocks	59	Non-executive Director—Senior Independent Director and Deputy Chairman
Richard Wilson(1)	39	Non-executive Director
Graham Wrigley(2)	42	Non-executive Director
Bjarne Aamodt(3)	59	Non-executive Director
David Preiss(4)	54	Non-executive Director

        The address for each director is c/o Inmarsat Group Holdings Limited, 99 City Road, London EC1Y 1AX, United Kingdom.

        Andrew Sukawaty joined the Company as Chairman in December 2003 and was appointed Chief Executive Officer in March 2004, respectively. He is chairman of Xyratex Ltd. (Nasdaq). He is President of Cable Partners Europe, a non-executive director of O2 plc (LSE) and a non-executive director of Powerwave Technologies Inc. (Nasdaq). He is a former chairman of Telenet Communications NV, a Belgian cable TV operator. Between 1996 and 2000, he served as chief executive officer and president of Sprint PCS. Prior to serving at Sprint PCS, Mr. Sukawaty was chief executive officer of NTL Limited and chief operating officer of the UK cellular operator One 2 One (T Mobile, UK). Previously, he held various management positions with US West and AT&T. Mr. Sukawaty is the former chairman of CTIA (Cellular Telecommunications Industry Association). Mr. Sukawaty holds a BS from the University of Wisconsin and an MBA from the University of Minnesota.

        Rick Medlock joined the Board in September 2004. Prior to joining Inmarsat, he had served as chief financial officer and company secretary of NDS Group plc (Nasdaq and Euronext) since 1996. Mr Medlock previously served as chief financial officer of several private equity backed technology companies in the United Kingdom and the United States. He is currently a non-executive director of Mondiale Publishing Limited, and a Fellow of the Institute of Chartered Accountants of England and Wales. Mr. Medlock received an MA in Economics from Cambridge University in 1983.

        Michael Butler joined the Board in December 2003. He has served as Managing Director of Inmarsat Limited since May 2000 and became Chief Operating Officer in June 2004. Prior to joining Inmarsat, he was the managing director of MCI WorldCom International in the United Kingdom. Between May 1994 and November 1998, he held various senior sales, customer services and general management positions, initially at MFS Communications Limited and subsequently MCI WorldCom International following WorldCom's acquisition of MFS at the end of 1996. Between 1988 and 1994, he was employed by British Telecommunications plc, initially as a product marketing manager in the international division, then in senior sales roles within the international and domestic divisions.

Between January 1983 and November 1988, he held a number of business development and marketing positions within the various business units of 3M (UK) PLC. He holds an HNC in Business and Finance and a Diploma from the Chartered Institute of Marketing.

        John Rennocks joined the Board in January 2005. He is an independent non-executive chairman of Diploma plc and Nestor Healthcare Group plc, and has broad experience in biotechnology, support services and manufacturing. Mr. Rennocks previously served as a director of Inmarsat Ventures plc, and as Executive Director—Finance for British Steel plc/Corus Group plc, Powergen plc and Smith & Nephew plc. Mr. Rennocks is a Fellow of the Institute of Chartered Accountants.

        Richard Wilson joined the Board in September 2003. He is a partner at Apax Partners and a member of Apax Partners' European Venture Approval Committee and the UK Exit Committee. He heads Apax Partners' Technology Team in Europe. His other directorships include Corvil Ltd and Digital Bridges Ltd. He is a graduate of Cambridge University and holds an MBA from INSEAD.

        Graham Wrigley joined the Board in September 2003. He is a director at Permira Advisers Limited and a member of Permira's Operating Committee. He has worked on over 20 investments while at Permira, and has served on several boards. He is a graduate of Cambridge University and holds an MBA from INSEAD. Prior to joining Permira in 1989, he worked at Bain & Company.

        Bjarne Aamodt joined the Board in January 2004. He is a Senior Vice President of Telenor ASA. He joined Telenor in 2001. Before that he held executive positions in several companies, among these, 18 years with Det Norske Veritas and 12 years with Alcatel. He has served as board member and chairman of various boards of Norwegian and foreign companies and institutions. He is a graduate of the Norwegian University of Science and Technology where he also received his Dr.Ing. degree in 1974.

        David Preiss joined the Board in January 2004. He is Director of Investment Management for Lockheed Martin Corporation, a position he has held since August 2000. Previously, Mr. Preiss served as Vice President, Strategic Investment for COMSAT Corporation, where he worked from 1982 to 1985 and from 1993 to 2000, until its acquisition by Lockheed Martin. From 1986 to 1993, Mr. Preiss was a Principal in David Preiss & Associates and of the Centre for Excellence in Governance consulting firms engaged primarily in the health care field. He is an investor director of various companies. He holds an MA from Princeton University and an MBA from Columbia University.

Senior Management

        In addition to the executive management on our Board, the day-to-day management of the Group is conducted by the following senior managers:

Name	Age	Position
Alan Auckenthaler	58	Vice President
Richard Denny	52	Vice President of Satellite and Network Operations
Paul Griffith	40	Vice President of Portfolio Management and Marketing
Alison Horrocks	42	Company Secretary
Eugene Jilg	69	Chief Technical Officer
Debra Jones	47	Vice President of Business Infrastructure
Perry Melton	44	Vice President of Partner and Commercial Relationships
Leo Mondale	46	Vice President of Business Development and Strategy
Rupert Pearce	41	Group General Counsel

        The following is a brief biography of the above senior managers:

        Alan Auckenthaler was General Counsel of Inmarsat Ventures Limited and the intergovernmental predecessor from January 1994 to June 2004, and was a member of the intergovernmental organisation's legal department from 1983 to 1989, serving as Deputy General Counsel. His legal career in the satellite communications industry began in 1979 at American Satellite Corporation, where he became deputy general counsel and assistant vice president. In 1989, he moved to US WEST International, where he served as general counsel until 1992. In 1993, he moved to US WEST, Inc, where he held the position of senior attorney. Mr. Auckenthaler was educated at the George Washington University, where he received a Master of Science in Telecommunications Policy in 1982. He received his JD in 1975. He received his BA from the University of Maryland in 1968.

        Richard Denny has held various positions responsible for the control of our satellites since he joined Inmarsat Limited and its intergovernmental predecessor in August 1988. Since November 1998, he has been Vice President of Satellite and Network Operations, with responsibility for satellite control, network operations, network frequency and spectrum management. Prior to joining Inmarsat Limited, from 1984 to 1988, Mr. Denny worked with AUSSAT Pty Limited in Australia in connection with the establishment of the company's satellite control facilities and subsequent satellite operations. Between 1971 and 1984, he held various positions in the satellite communications field with OTC, an Australian international communications carrier. Mr. Denny received his diploma in Electronics and Communications from North Sydney Technical College in 1974.

        Paul Griffith joined Inmarsat Limited as Director, Business Evolution in September 2002 and was appointed Vice President, Portfolio Management and Marketing in January 2003. Prior to this, Paul was marketing director for Datapoint Group, a European call centre professional services business and Marketing Director for FirstMark Communications a broadband wireless start up. Between 1989 and 2000, he worked for British Telecommunications Ltd in a variety of commercial roles covering product management, marketing, business development and corporate strategy in both UK and international business markets. Paul began his career at Air Products where he held engineering, sales and market development positions from 1986 to 1989. He holds a Master of Engineering degree in Chemical Engineering from Imperial College, London University and an MBA (Distinction) from London Business School.

        Alison Horrocks has been Company Secretary of Inmarsat Ventures Limited since February 1999 and of the Company since December 2003. She also acts as secretary of all our subsidiary companies. Prior to joining Inmarsat Ventures Limited, she worked with International Public Relations plc (formerly Shandwick plc) for ten years, where she was a member of senior management holding the position of Group Company Secretary. She is a qualified Fellow of the Institute of Chartered Secretaries and Administrators.

        Eugene Jilg returned to Inmarsat Ventures Limited in January 1999 as our acting Vice President of Corporate Affairs and Strategy and subsequently was appointed as Chief Technical Officer. Previously, between November 1989 and April 1998, he held various positions within the intergovernmental predecessor principally managing satellite programmes and operations. Prior to joining Inmarsat, between August 1984 and September 1989, Mr. Jilg co-owned and co-managed Celsius Joint Venture, doing business as Case Parts Company. Between 1979 and 1984, Mr. Jilg was Deputy Director of the Space Systems Division of Ford Aerospace and Communications Corporation. Prior to this, from 1964, he held various positions at Communications Satellite Corporation. Prior to 1964, Mr. Jilg was, inter alia, employed by the US Government and was an officer in the US Navy. He holds a BS degree and an MS degree in Mechanical Engineering from Stanford University.

        Debra Jones has been the Vice President of Business Infrastructure of Inmarsat Limited since November 2000. Between 1995 and 2000, she was the senior human resources adviser for Eversheds Solicitors in Cardiff. Between 1988 and 1995, she was the head of personnel at Companies House in

Cardiff. Between 1983 and 1988, Ms. Jones held various operational, information technology supervisory and management positions at the Department of Trade and Industry and the Office for National Statistics. She is a member of the Chartered Institute of Personnel and Development.

        Perry Melton has been with Inmarsat Limited and its intergovernmental predecessor since 1992 and is the Vice President of Partner and Commercial Relationships. Prior to his current position, between 1992 and April 2002 Mr. Melton held various management positions, including Vice President of Strategic Development, manager of our Inmarsat-4 satellite investment planning team and head of procurement and contracts. Between 1982 and 1992, Mr. Melton gained considerable experience in the space and information systems industries through his employment in various finance and contracts positions with Lockheed Martin. Mr. Melton was educated at University of Notre Dame, where he received a BA degree in English Literature.

        Leo Mondale joined Inmarsat in September 2004 and is based in Washington, D.C. Mr. Mondale is a lawyer, and was most recently a partner in Thaler Associates, a firm providing consulting and transactional services to enterprises engaged in trans Atlantic business. Mr. Mondale served as president of the Washington, D.C. office of Arianespace Inc. from March to December 2000, and was responsible for sales, marketing and governmental affairs in the United States. Prior to that role, he was involved in Iridium project initiation programme at Motorola Satellite Communications, and spent the following nine years at Iridium in a range of posts, including senior vice president and chief financial officer. Mr. Mondale has a BA and a JD from George Washington University, Washington D.C.

        Rupert Pearce joined Inmarsat in January 2005 from Atlas Venture, a venture capital company, where he was a partner working with the firm's European and US investment teams on investment, divestment, M&A and corporate finance transactions and a member of the firm's investment and exit committees. He was previously a partner at the international law firm Linklaters, where he spent 13 years specialising in corporate finance, M&A and private equity transactions. He received an MA in Modern History from Oxford University, and won the 1995 Fulbright Fellowship in US securities law, studying at the Georgetown Law Center. He is a Visiting Fellow of the Tanaka Business School, Imperial College, London.

        There are no family relationships between any director and senior management.

BOARD PRACTICES

Corporate Governance

        The shareholders' agreement provides that the board of directors of Inmarsat Group Holdings Limited (our ultimate parent company) must establish an audit committee and remuneration committee. The board established these committees in February 2004.

Audit Committee

        The audit committee of the board of directors of Inmarsat Group Holdings Limited comprises John Rennocks (Chairman), Richard Wilson and Graham Wrigley, who are directors appointed by funds advised by Apax Partners and funds advised by Permira, respectively, and David Preiss, who is appointed by one of the shareholders holding 10% or more of the issued share capital. John Rennocks is considered to be an audit committee financial expert and is independent (as such term is defined under the rules adopted by the New York Stock Exchange pursuant to the Sarbanes-Oxley Act of 2002). Neither our Chief Executive Officer nor our Chief Financial Officer may be a member of the audit committee.

        The shareholders' agreement specifies that the audit committee is responsible for the review of:

  •
  our accounting policies, practices and procedures;

  •
  the effectiveness of our reporting and internal financial control systems and procedures for the clarification and assessment of risks and its coordination with the external audit process;

  •
  our compliance with legal requirements and accounting standards, and the consistency of our accounting policies on a year-on-year basis and across each member of the group;

  •
  the appointment of our independent auditors, including questions of auditor independence and objectivity, audit fees and fees payable in respect of non-audit activities of our independent auditors; and

  •
  any matters raised by the auditors.

Remuneration Committee

        The remuneration committee of the board of directors comprises Richard Wilson (who acts as its Chairman) and Graham Wrigley, who are directors appointed by funds advised by Apax Partners and funds advised by Permira, respectively, Bjarne Aamodt, who is one of the directors appointed by one of the shareholders holdings 10% or more of the issued share capital and John Rennocks who is an independent, non-executive director.

        The shareholders' agreement specifies that the remuneration committee shall make recommendations to the board regarding:

  •
  the salary, other remuneration and benefits, as well as the appointment or dismissal of executive directors and senior employees whose base salary is at least £100,000 a year;

  •
  performance targets for performance-related pay schemes and the policy and scope of any pension arrangements and the implementation of employee benefit structures; and

  •
  the issuance of A shares to directors, employees and those to whom compulsorily acquired A shares should be offered in accordance with our articles of association, discussed below.

(B)  Management of the Issuer and the Guarantors

Boards of Directors

        The directors of Inmarsat Group Limited, Inmarsat Finance plc, Inmarsat Investments Limited and Inmarsat Limited are, in each case, Andrew Sukawaty, Michael Butler and Rick Medlock. The directors of Inmarsat Ventures Limited are Andrew Sukawaty Michael Butler, Henry Chasia and Rick Medlock. The directors of Inmarsat Leasing (Two) Limited are Simon Ailes, Alison Horrocks and Rick Medlock.. The directors of Inmarsat Launch Company Limited are Andrew Corlett, Ian Jarritt, Alan Auckenthaler, Franco Carnevale, Rick Medlock and Nick Palmer.

        The following is a brief biography of each of the above-named persons not previously described.

        Simon Ailes joined the board of directors of Inmarsat Leasing (Two) Limited in July 2002, and has been Director, Corporate Finance of Inmarsat Group Holdings Limited since December 2003. Prior to joining Inmarsat in June 2000, he was employed as Deputy Treasurer of Hanson PLC. Before joining Inmarsat, Mr. Ailes held corporate finance roles at ICO Global Communications and NFC PLC.

        Franco Carnevale joined the board of directors of Inmarsat Launch Company in December 2003 and is currently project director for the Inmarsat 4 space segment. He joined Inmarsat in 1985, and has held positions ranging from electrical systems engineer for the Inmarsat-2 satellites to manager of the spacecraft electrical systems engineering team for the Inmarsat-3 satellites. He holds a doctorate in physics from the University of Rome.

        Henry Chasia joined the board of directors of Inmarsat Ventures Limited in March 2004. He was previously a board member of Inmarsat Ventures Limited from April 1999 to December 2003. Since October 2001, he has been Executive Deputy Chairman of the NEPAD e-Africa Commission, Pretoria, South Africa. He sits on the boards of Telehouse Space Ltd and Eneza Digital Systems both of Nairobi, Kenya. Dr. Chasia serves on the Presidential International Advisory Council on Information Society and Development, South Africa. Between January 1995 and January 1999, he was Deputy Secretary General of the International Telecommunication Union. He was educated at Makerere University College in Uganda and the Imperial College of Science and Technology, University of London. He received a BSc degree in Mathematics and Physics in 1964 and a Ph.D in Electrical Engineering in 1974 from the University of London. He was also awarded the Diploma of the Imperial College in Telecommunications in 1974.

        Andrew Corlett joined the board of directors of Inmarsat Launch Company Limited in December 2003. He is managing director of Cains Advocates Limited, the Isle of Man's largest commercial legal practice. He has been a partner/director of Cains since 1987. He is currently President of the Isle of Man Law Society. Mr. Corlett is a member of the ITC pro bono committee on international joint ventures and was a country representative to the OECD's Global Forum. He is chairman of the board of Aquada Limited, and also serves on the boards of Cathay Pacific Leasing Limited, CMI Insurance Limited (HBOS) and Bank of Bermuda Isle of Man Limited (HSBC).

        Ian Jarritt joined the board of directors of Inmarsat Launch Company Limited in December 2003, where he serves as non-executive chairman. He has also served as finance director of ManSat Limited, an Isle of Man company specializing in satellite services, since April 2001. Prior to joining ManSat, he held a number of senior positions with the NatWest Group, including Managing Director of NatWest Offshore Limited, where he was responsible for the branch network and commercial banking operations of National Westminster Bank located in Jersey, Guernsey and the Isle of Man. He is a qualified associate of the Chartered Institute of Bankers and an alumnus of the International Space University, Strasbourg.

        Nick Palmer joined the board of directors of Inmarsat Launch Company Limited in December 2003, and has served as Head of Risk Management for Inmarsat Ventures Limited since November 2002. Mr. Palmer has served in a variety of financial planning roles with Inmarsat over more than 17 years, including Director of Business Review. Prior to joining Inmarsat, Mr. Palmer held various senior financial management positions within the Racal Electronics group, including Financial Controller of Racal Telecommunications Group Ltd. He is a Fellow of the Institute of Cost and Management Accountants and holds a joint honors degree in Economics and Accounting.

        The address for Simon Ailes is c/o Inmarsat Leasing (Two) Limited, 99 City Road, London ECIY IAX, United Kingdom. The address for Henry Chasia is c/o Inmarsat Ventures Limited, 99 City Road, London ECIY IAX, United Kingdom. The address for Franco Carnevale, Andrew Corlett, lan Jarritt and Nick Palmer is c/o Inmarsat Launch Company Limited, 15-19 Athol Street, Douglas, Isle of Man IM1 1LB.

Audit Committees

        The audit committees of Inmarsat Finance plc, Inmarsat Group Limited, Inmarsat Investments Limited, Inmarsat Ventures Limited and Inmarsat Limited are comprised, in each case, of Andrew Sukawaty and Michael Butler, and the audit committee of Inmarsat Leasing (Two) Limited is comprised of Alison Horrocks and Simon Ailes, none of whom the respective board of directors considers to be an audit committee financial expert, and none of whom is independent (as such term is defined under the rules adopted by the New York Stock Exchange pursuant to the Sarbanes-Oxley Act of 2002). The audit committee of Inmarsat Launch Company Limited is comprised of Andrew Corlett, Ian Jarritt and Nick Palmer, none of whom the board of directors considers to be an audit committee financial expert and none of whom is independent (as such term is defined under the rules adopted by the New York Stock Exchange pursuant to the Sarbanes-Oxley Act of 2002). We believe that the members of the audit committees of the Issuer and the Guarantors have sufficient experience to perform their responsibilities. None of the companies is required under its law of incorporation to include financial experts on its audit committee.

COMPENSATION

        In the year ended December 31, 2004, Inmarsat Group Limited paid or accrued compensation (including salary, bonus, benefits and pension) of $7.4 million to the executive directors and senior management employed during that period. This includes compensation in all capacities with respect to Inmarsat Group Holdings Limited and its subsidiaries.

        The following table sets out the total compensation for prior and current directors of Inmarsat Group Holdings Limited for the year ended December 31, 2004.

	Year ended December 31, 2004
	Salaries/Fees	Bonus	Benefits	Shares	Compensation for loss of office	Total	Pension
	(US$ in thousands)
Executive directors
Andrew Sukawaty	356	387	21	—	—	764	33
Rick Medlock (appointed September 27, 2004)	91	213	7	—	—	311	4
Michael Butler	380	298	9	—	—	687	15
Ramin Khadem (resigned July 30, 2004)	247	—	30	63	1,344	1,684	61
Michael Storey (resigned March 5, 2004)	89	—	9	1,115	1,371	2,584	12
Non-executive directors
Bjarne Aamodt	—	—	—	—	—	—	—
David Preiss	—	—	—	—	—	—	—
Richard Wilson	—	—	—	—	—	—	—
Graham Wrigley	—	—	—	—	—	—	—

	1,163	898	76	1,178	2,715	6,030	125

Service Contracts

        The Chairman, who is also the Chief Executive Officer, has a service agreement for his services as Chief Executive Officer effective from April 21, 2004. The notice period to be given by either party is one year.

        The Chief Financial Officer has an employment contract dated July 7, 2004. The notice period to be given by either party is one year.

        The Chief Operating Officer has an employment contract dated March 31, 2000 (as amended on December 29, 2003). The notice period to be given by the employer to the Chief Operating Officer at any time is one year. The notice period to be given by the Chief Operating Officer to the employer is six months.

        Non-executive directors do not have service contracts but instead, have letters of engagement.

Pension Plans

        Since April 1999 (when Inmarsat Ventures Limited was incorporated), we have operated the following pension schemes to provide benefits to employees.

Pensionsaver plan

        This plan is established pursuant to a trust deed and is managed by a trustee company. All UK employees on regular appointment or fixed-term staff (if provided for in their contract of employment) who are aged 18 or over may join this plan. Employees may be able to transfer benefits into this plan from other UK approved pension plans. Contributions to this plan are age-related. All contributions including those we make are invested in a retirement account in the employee's name. On retirement, the employee's account is used to provide a pension of the employee's choice with the option to take part of the account as a tax-free cash payment. In addition, Inmarsat pays the cost of the employee's life insurance and disability scheme benefits.

Pensionbuilder plan

        This plan is established pursuant to a trust deed and managed by a trustee company. This plan combines a defined benefit tier with a defined contribution tier. This plan provides benefits based on the employee's salary up to a maximum of the UK Inland Revenue earnings cap. The defined benefit tier provides a pension determined by the employee's pensionable service and final pensionable salary. The defined contribution tier provides benefits determined by contributions paid into the employee's retirement account, investment growth on those contributions and the cost of buying a pension at retirement. Only employees who were contributing members of the Inmarsat Staff Pension and Death Benefit Plan on December 31, 1998 were eligible to join this plan. This plan has been closed to new entrants. In addition, Inmarsat pays the cost of the employee's life insurance and disability scheme benefits.

International pension plan

        This plan is established pursuant to a trust deed and is managed by trustees. Contributions by the employee and our contributions are fixed according to the employee's age. Contributions are paid into an individual account held in the name of the trustees. An employee's plan is invested by a professional pension fund manager that we recommend and who is appointed by the trustees. At retirement, the employee can take the value of his plan as a lump sum payment or use his or her plan to buy a pension. All our non-UK tax domiciled employees who were employees of our predecessor in business, the International Mobile Satellite Organization, before January 1, 1999 were eligible to join this plan and such employees joining us on or after January 1, 1999 are eligible to join this plan once they reach the age of 18. In addition, Inmarsat pays the cost of the employee's life insurance and disability scheme benefits.

Inmarsat funded unapproved retirement benefits plan

        This plan is for former members of the Inmarsat Staff Pension and Death Benefit Plan at December 31, 1998. This plan is established under a formal trust deed. Contributions and benefits under the plan function like the defined contribution tier of the Pensionbuilder plan; however, the employee and we pay contributions on the employee's salary above the earnings cap.

Inmarsat 401(k) pension plan

        This plan is established pursuant to a trust and is managed by a trustee. This plan is provided for our employees who are U.S. citizens or permanent residents. Both we and the employee make contributions to this plan. Contributions are paid into individual accounts held in an employee's name.

The accounts are invested by a professional pension fund manager. On retirement, an employee can take the value of his account as a cash lump sum payment or in regular instalments. Contributions to this plan may be limited. If this occurs, contributions that cannot be made to this plan will, subject to relevant rules, be invested in the Inmarsat International pension plan. The total amount of contributions made will not be affected by which plan is used. In addition, we make contributions equal to a percentage of the difference between pensionable salary (meaning basic salary under the previous pension plan, grossed up for UK tax liabilities) and gross salary. In addition, we pay the cost of providing lump sum life insurance and disability benefits from separate arrangements.

        Before the incorporation of Inmarsat Ventures Limited in April 1999, other pension schemes were operated to provide benefits to employees. These other schemes were wound up prior to our incorporation. There may be liabilities related to the winding-up of these schemes of which we are not currently aware.

Shares and Stock Options

        The directors and senior management hold no options over the shares of Inmarsat Group Holdings Limited. See "Share Ownership—Stock Option Plan".

        See Item 7 "—Major Shareholders and Related Party Transactions" for directors interests in Inmarsat Group Holdings Limited.

EMPLOYEES

        The following table sets out the average numbers of persons we employed in the Group for the years ended 31 December 2002, 2003 and 2004 by main category of activity:

	Financial Year
	2002	2003	2004
Category of activity
Network and satellite operations	142	145	138
Marketing and business development	130	117	114
Product development and engineering	131	116	117
Business infrastructure, administration, finance and legal	193	159	145

Total Group	596	537	514

        In the 2004 Financial Year, the total compensation paid to (or accrued with respect to) our employees was $85.6 million (comprised of $74.5 million in salaries, $6.7 million in social security costs and $4.4 million in pension costs). We recognised an exceptional cash operating charge of $9.3 million in our results for the 2004 Financial Year relating to headcount reductions in connection with a programme to realign certain activities to increase our focus on key end-user segments and improve other areas of our operations. This headcount reduction involved approximately 60 staff.

        The majority of our employees work in London. The remainder work generally in Aberdeen, the United States, France and Dubai. Our multicultural workforce comprises over 50 nationalities and is important to the operation of our global business.

        We do not recognise an official labour union although some of our employees have individual membership in such unions.

        We believe that relations with our employees are good.

        The group has ensured that employees are fully informed and involved in the business, through the use of various communications methods. These include an elected representative group covering all employees that is constituted to provide formal employee consultation in accordance with multi-jurisdictional employment legislation and more generally through briefing sessions and discussions with groups of employees, circulation of newsletters, company announcements, information releases and dissemination of information through normal management channels. In its main operating subsidiary, the company has an employee forum to extend two-way communications between employees and management. Employees are actively encouraged to attend internal training courses to learn about the company's products and services.

        The group has a positive attitude towards the development of all its employees and does not discriminate between employees or potential employees on grounds of race, ethnic or national origin, sex, marital status or religious beliefs.

        The group gives full consideration to applications from disabled persons and to the continuing employment of staff that become disabled, including considering them for other positions.

SHARE OWNERSHIP

        See Item 7 "—Major Shareholders and Related Party Transactions" for ownership by directors and senior management.

        In November 2004, the Company adopted the 2004 Staff Value Participation Plan ("the 2004 Plan"). Under the 2004 Plan, 280,800 A Ordinary Shares are available to be granted to any director or employee of the Group. Options under the 2004 Plan vest at the rate of 25% per year on each of the first four anniversaries of the date of grant and vested shares can be exercised upon a sale of the Company or IPO. Whenever options are exercised under the 2004 Plan, the holder must pay a de minimus charge of €1. The options expire 10 years from the date of grant. As at December 31, 2004, there were 218,720 options outstanding. No stock options have been granted to directors or senior management as at December 31, 2004. There were no outstanding options at December 31, 2003 and all options were cancelled under the terms of the acquisition.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

Inmarsat Group Holdings Limited

        The following table sets forth information with respect to the beneficial ownership of Inmarsat Group Holdings Limited's ordinary A and B shares.

Beneficial Owner	Number of Shares(1)	Percentage of Outstanding Share Capital
Funds advised by Apax Partners(2)	6,985,960	25.87%
Funds advised by Permira(3)	6,985,961	25.87%
Telenor Satellite Services AS	4,036,143	14.95%
COMSAT Investments, Inc.	3,769,198	13.96%
KDDI Corporation	2,037,657	7.55%
Graham Wrigley(4)	6,985,961	25.87%
Richard Wilson(5)	6,985,960	25.87%
Andrew Sukawaty(6)	270,000	1.00%
Rick Medlock(8)	*	*
Alan Auckenthaler	*	*
Michael Butler	*	*
Richard Denny	*	*
Paul Griffith	*	*
Alison Horrocks	*	*
Eugene Jilg	*	*
Debra Jones	*	*
Ramin Khadem(9)	*	*
Perry Melton	*	*
Leo Mondale	*	*
Michael Storey(7)	*	*
All Executive Officers and Directors as a group (13 persons)(4)(5)(10)	15,058,671	55.77%

*
Represents beneficial ownership of less than one percent of ordinary shares outstanding.

(1)
All shares are B shares, except those held by management, which are A shares. A shares and B shares rank pari passu with each other save for the application of ratchet and transfer of shares provisions described in "—Description of Share Capital of Inmarsat Group Holdings Limited", below.

(2)
Represents (i) 4,366,483 shares held by Apax Europe V-A Holdco 2 Ltd on behalf of Apax Europe V-A Holdco Ltd, which in turn holds shares for Apax Europe V-A, L.P.; (ii) 785,391 shares held by Apax WW Nominees Ltd as nominee for Apax Europe V-B, L.P.; (iii) 588,468 shares held by Apax WW Nominees Ltd as nominee for Apax Europe V-D, L.P.; (iv) 586,089 shares held by Apax WW Nominees Ltd as nominee for Apax Europe V-E, L.P.; (v) 446,506 shares held by Apax WW Nominees Ltd as nominee for Apax Europe V C GmbH & Co. KG; (vi) 103,101 shares held by Apax WW Nominees Ltd as nominee for Apax Europe V-F, C.V.; (vii) 103,101 shares held by Apax WW Nominees Ltd as nominee for Apax Europe V-G, C.V.; (viii) 3,490 shares held by Apax WW Nominees Ltd as nominee for Apax Europe V-2, L.P. and (ix) 3,331 shares held by Apax WW Nominees Ltd as nominee for Apax Europe V-1, L.P. The address of Apax Europe V-A Holdco 2 Ltd, Apax Europe V-A Holdco Ltd, Apax Europe V-A, L.P., Apax Europe V-B, L.P., Apax Europe V-D, L.P., Apax Europe V-E, L.P., Apax Europe V C, GmbH & Co. KG, Apax Europe V-F, C.V., Apax Europe V-G, C.V., Apax Europe V-2, L.P. and Apax Europe V-1, L.P. is Alexander House, PO Box 431, 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands GY1 3ZD. The address of Apax WW Nominees Ltd is 15 Portland Place, London W1B 1PT.

(3)
Represents (i) 5,015,654 shares held by Permira Europe III G.P. Limited, as general partner of Permira Europe III G.P. L.P., as general partner of Permira Europe III L.P.2, (ii) 1,738,325 shares held by Permira Europe III G.P. Limited, as general partner of Permira Europe III G.P. L.P., as general partner of Permira Europe III L.P.1, (iii) 123,861 shares held by Permira Nominees Limited, as nominee for Permira Investments Limited, (iv) 65,650 shares held by Permira Europe III G.P. Limited, as general partner of Permira Europe III G.P. L.P., as managing limited partner of Permira Europe III GmbH &Co. KG and (v) 42,471 shares held by Permira Europe III G.P. Limited, as administrator of Permira Europe III Co-Investment Scheme. The address of Permira Europe III G.P. Limited, Permira Europe III G.P. L.P., Permira Europe III L.P.2, Permira Europe III L.P.1, Permira Nominees Limited, Permira Investments Limited and Permira Europe III Co-Investment Scheme is Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands GY1 3QL. The address of Permira Europe III GmbH &Co. KG is Kardinal—Faulhaber—Strasse 10, Funf Hofe, 80333 Munich, Germany.

(4)
Includes (i) 5,015,654 shares held by Permira Europe III G.P. Limited, as general partner of Permira Europe III G.P. L.P., as general partner of Permira Europe III L.P.2, (ii) 1,738,325 shares held by Permira Europe III G.P. Limited, as general partner of Permira Europe III G.P. LP., as general partner of Permira Europe III L.P.1, (iii) 123,861 shares held by Permira Nominees Limited, as nominee for Permira Investments Limited, (iv) 65,650 shares held by Permira Europe III G.P. Limited, as general partner of Permira Europe III G.P. L.P., as managing limited partner of Permira Europe III GmbH &Co. KG and (v) 42,471 shares held by Permira Europe III G.P. Limited, as administrator of Permira Europe III Co-Investment Scheme. Mr. Wrigley (a director of Inmarsat Group Holdings Limited) and /or his family are interested in certain of the shares held by funds advised by Permira by virtue of being (i) participants in the Permira Europe III Co-investment Scheme; (ii) limited partners in Permira Europe III G.P. L.P., (iii) interested in certain of the shares held by Permira Investments Limited. Mr. Wrigley and his family disclaim beneficial ownership in the shares held by the funds advised by Permira except to the extent of their pecuniary interest. The address of Permira Europe III G.P. Limited, Permira Europe III G.P. L.P., Permira Europe III L.P.2, Permira Europe III L.P.1, Permira Nominees Limited, Permira Investments Limited and Permira Europe III Co-Investment Scheme is Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands GY1 3QL. The address of Permira Europe III GmbH &Co. KG is Kardinal—Faulhaber—Strasse 10, Funf Hofe, 80333 Munich, Germany.

(5)
Includes (i) 4,366,483 shares held by Apax Europe V-A Holdco 2 Ltd on behalf of Apax Europe V-A Holdco Ltd, which in turn holds shares for Apax Europe V-A, L.P.; (ii) 785,391 shares held by Apax WW Nominees Ltd as nominee for Apax Europe V-B, L.P.; (iii) 588,468 shares held by Apax WW Nominees Ltd as nominee for Apax Europe V-D, L.P.; (iv) 586,089 shares held by Apax WW Nominees Ltd as nominee for Apax Europe V-E, L.P.; (v) 446,506 shares held by Apax WW Nominees Ltd as nominee for Apax Europe V C GmbH & Co. KG; (vi) 103,101 shares held by Apax WW Nominees Ltd as nominee for Apax Europe V-F, C.V.; (vii) 103,101 shares held by Apax WW Nominees Ltd as nominee for Apax Europe V-G, C.V.; (viii) 3,490 shares held by Apax WW Nominees Ltd as nominee for Apax Europe V-2, L.P. and (ix) 3,331 shares held by Apax WW Nominees Ltd as nominee for Apax Europe V-1, L.P. Richard Wilson (a director of Inmarsat Group Holdings Limited) is interested in certain of the shares held by funds advised by Apax by virtue of being a partner in Apax Europe V-GP, L.P., which holds a general partnership interest in Apax Europe V-A, L.P. Mr. Wilson disclaims beneficial ownership in the shares held by the funds advised by Apax except to the extent of his pecuniary interest. The address of Apax Europe V-A Holdco 2 Ltd, Apax Europe V-A Holdco Ltd, Apax Europe V-A, L.P., Apax Europe V-B, L.P., Apax Europe V-D, L.P., Apax Europe V-E, L.P., Apax Europe V C GmbH & Co. KG, Apax Europe V-F, C.V., Apax Europe V-G, C.V., Apax Europe V-2, L.P. and Apax Europe V-1, L.P. is Alexander House, PO Box 431, 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands GY1 3ZD. The address of Apax WW Nominees Ltd is 15 Portland Place, London W1B 1PT.

(6)
Andrew Sukawaty was appointed as Chief Executive Officer in addition to being Chairman in March 2004.

(7)
Michael Storey resigned as Chief Executive Officer in March 2004.

(8)
Rick Medlock was appointed as Chief Financial Officer in September 2004.

(9)
Ramin Khadem resigned as Chief Financial Officer in July 2004.

(10)
The Inmarsat Employee Share Ownership Plan Trust holds 1.04% of the total ordinary shares in trust, which may be allocated to senior management and employees in the future. None of these shares have been issued as of the date of this annual report.

Our shareholders who hold 3% or more of the issued share capital of the company do not have different voting rights to other shareholders.

Apax Partners

        Apax Partners (which includes, as appropriate, Apax Partners Worldwide LLP, Apax Partners Europe Managers Ltd, Apax Partners, Inc. and Apax Partners Holdings Ltd and their subsidiaries) is a leading adviser of private equity funds in the United Kingdom, Western Europe, Israel, the United States and Japan. With over 30 years of experience, Apax Partners focuses on the following industry sectors: information technology, telecommunications, retail/consumer products, healthcare, media and financial services. Apax Partners' funds pursue a balanced fund strategy, investing in companies at all stages of development from early stage to buy-outs. Apax Partners manage or advise funds totalling over $14 billion, including Apax Europe V, a €4.4 billion fund raised in 2001. Investors in Apax Europe V comprise public and corporate pension funds, endowments and other institutions.

Permira

        Permira (which includes Permira Advisers Limited and various other entities which act as advisers and consultants to the Permira funds) is one of Europe's leading private equity firms, advising funds of $13 billion, including Permira Europe III, a €5.1 billion fund raised in 2003. Permira is an independent business with offices in London, Frankfurt, Madrid, Milan, Paris, Stockholm and New York focusing on European buy-out transactions across a number of sectors, including technology, consumer, business services, chemicals, industrial products and services, and healthcare. Since 1985, funds advised by Permira have invested in more than 250 transactions and have an investor base comprising principally public and corporate pension funds and other institutions.

Telenor

        Telenor Satellite Services AS is a subsidiary of Telenor AS. Telenor is a leading Norwegian telecommunications group, with substantial international mobile communications operations. Telenor is listed on the Oslo Stock Exchange and Nasdaq.

COMSAT

        COMSAT Investments, Inc. is an affiliate of COMSAT Corporation, an original investor in Inmarsat. COMSAT Corporation was acquired by Lockheed Martin Corporation in August 2000. Headquartered in Bethesda, Maryland, USA, Lockheed Martin is principally engaged in the research, design, development, manufacture and integration of advanced technology systems, products and services.

KDDI

        KDDI Corporation is a provider of a comprehensive range of voice, data, IP and mobile services to both business customers and consumers. KDDI Msat, a wholly-owned subsidiary of KDDI, offers mobile and IT-based solutions using Inmarsat products.

Shareholders' Agreement

        Inmarsat Group Holdings Limited and all of its major shareholders entered into a shareholders' agreement on October 16, 2003, as amended. Under the shareholders' agreement, the shareholders have agreed provisions relating to:

  •
  the composition of the board of directors of Inmarsat Group Holdings Limited;

  •
  the procedures for management and governance of Inmarsat Group Holdings Limited;

  •
  the rights and obligations of each investor in Inmarsat Group Holdings Limited;

  •
  the conditions under which a public or private sale of all or part of Inmarsat Group Holdings Limited or any of its subsidiaries may take place; and

  •
  the conditions under which transfers of shares of Inmarsat Group Holdings Limited and certain of its subsidiaries may take place.

        Pursuant to the shareholders' agreement, subject to certain specific exemptions, none of the acts specified below may be carried out without the written consent of both funds advised by Apax Partners and funds advised by Permira:

  •
  any variation, increase, consolidation, or other alteration of our authorized or issued share or loan capital, or any amendment or waiver of the rights attached thereto, except as permitted by the shareholders' agreement, the finance documents, the subordinated intercompany shareholder funding loan or the governing documents relating to such share or loan capital;

  •
  any alteration to our governing documents;

  •
  the taking of steps to wind up, dissolve, obtain an administration order, appoint a receiver, enter into voluntary liquidation or any similar step;

  •
  any major disposal or acquisition with a value of over £500,000;

  •
  any material change to the nature of the business;

  •
  the amalgamation, demerger, merger, corporate reconstruction or consolidation of any of us;

  •
  any amendment, modification or waiver to any of our finance documents;

  •
  any capital expenditure exceeding $5 million;

  •
  entering into any agreement outside of the ordinary and normal course of business or otherwise than at arm's length;

  •
  any amendment to or surrender of the terms of any of our material contract;

  •
  the entry into any partnership or joint venture arrangement;

  •
  the entry into any agreement restricting our freedom to do business; and

  •
  the creation of any encumbrance or guarantee of any of our assets or the giving of any guarantee, indemnity or security.

The shareholders' agreement terminates upon the occurrence of either:

  •
  an initial public offering of Inmarsat Group Holdings Limited or any new ultimate holding company in connection with which shares with an aggregate market value of at least $100 million are sold; or

  •
  any transfer of shares which, on completion, would result in any party (other than funds advised by Apax Partners or funds advised by Permira) holding more than 50% of the issued ordinary shares of Inmarsat Group Holdings Limited.

Description of Share Capital of Inmarsat Finance plc

        As of the date hereof, Inmarsat Finance plc, the issuer, had 50,000 ordinary shares of £1.00 each issued and outstanding, 49,999 of which are held by Inmarsat Group Limited and one of which is held by Inmarsat Holdings Limited, the direct parent company of Inmarsat Group Limited. A description of the share capital of Inmarsat Group Limited and the guarantor companies is as follows:

Name	Issued and fully paid share capital	Nature of business/activity
Inmarsat Group Limited	€267,300 comprising 1,269,000 "A" ordinary shares of €0.01 each and 25,461,000 "B" ordinary shares of €0.01	Holding company
Inmarsat Investments Limited	€267,300 comprising 1,269,000 "A" ordinary shares of €0.01 each and 25,461,000 "B" ordinary shares of €0.01	Holding company
Inmarsat Ventures Limited	£10,034,581.10 comprising 100,345,801 ordinary shares of £0.10 each and 1 special rights non-voting redeemable preference share of £1.00	Holding company
Inmarsat Limited	£100,000,002 comprising 100,000,002 ordinary shares of £1.00 each	Satellite communications
Inmarsat Leasing (Two) Limited	£1,001 comprising 1,001 ordinary shares of £1.00 each	Satellite leasing
Inmarsat Launch Company Limited	$4,000 comprising 4,000 ordinary shares of $1.00 each	Launch insurance company

Inmarsat Ventures Limited Special Share

        The International Mobile Satellite Organization, or IMSO, owns one special-rights, non-voting, non-transferrable redeemable preference share, par value £1.00 of Inmarsat Ventures Limited. The special share does not confer any right to participate in our profits.

        As holder of the special share, IMSO has effective veto power over the following events:

  •
  any amendment, or removal, or change in the effect of:

  •
  our obligations to provide maritime and distress and safety services to the maritime community;

  •
  the right of IMSO to request an extraordinary meeting of shareholders of Inmarsat Ventures Limited; or

  •
  our obligations to comply with the public service requirements set out in clause 8 of the memorandum and articles of association of Inmarsat Ventures Limited.

  •
  the voluntary winding-up of Inmarsat Ventures Limited, the passage of a special resolution to the effect that Inmarsat Ventures Limited should be wound up by a court, the presentation of a petition for the winding-up of Inmarsat Ventures Limited by a court or any proposal for any of the foregoing, unless winding-up of Inmarsat Ventures Limited is occasioned by virtue of it being unable to pay its debts (in terms of section 123 of the Insolvency Act 1986), and

  •
  removal, or the alteration of the effect of all or any of the provisions of the memorandum and articles of association of Inmarsat Ventures Limited, insofar as they relate to the provision and support of maritime and distress and safety services.

        IMSO may, after consulting us and unless otherwise required by law, require us to redeem the special share at par. This can take place at any time by giving written notice and delivering the relevant share certificate to us.

        In a distribution of capital in the event of a winding-up of Inmarsat Ventures Limited, IMSO would be entitled to repayment of the capital paid up (or for the purposes of the Companies Act treated as paid up) on the special share in priority to any repayment of capital to any other shareholder of Inmarsat Ventures Limited.

RELATED PARTY TRANSACTIONS

Distribution Arrangements

  During the 2004 Financial Year, affiliates of two of our principal shareholders, Telenor and KDDI, were both among our five largest distribution partners (measured by traffic volume over our network). These distribution partners are parties to the Distribution Agreements. For a description of these new Distribution Agreements, see "Item 10: Additional Information-Material contracts".

Supply Arrangements

  We are party to an agreement with Lockheed Martin Commercial Launch Services Inc., an affiliate of COMSAT Investment, Inc. (which is also a principal shareholder), under which the first of our three Inmarsat 4 satellites was launched.

  We enter into network and satellite control services and telephone and equipment services contracts with suppliers, including suppliers who are also one of our existing shareholders. During the 2004 Financial Year, we made payments under these contracts in an aggregate amount of $6.0 million. These arrangements may be continuing, or we may enter into additional contracts with existing shareholders on an arm's length basis on commercial terms.

Acquisition

  In connection with the acquisition by our subsidiary Inmarsat Investments Limited of all of the issued and outstanding share capital of Inmarsat Ventures Limited in December 2003, including those held by Telenor, COMSAT Investment, Inc. and KDDI, at a price per share of $15.00, Telenor, COMSAT Investment, Inc. and KDDI and certain other rollover shareholders elected to reinvest a portion of the acquisition consideration paid to them in the Group. Telenor, COMSAT Investment, Inc. and KDDI currently own 14.95%, 13.96% and 7.55%, respectively, and the remaining rollover shareholders collectively own 6.09% of our issued share capital. In connection with the acquisition, we paid to Apax Europe V G.P. Co. Ltd. and Permira a transaction fee of $10.0 million

Shareholders' Agreement

        In connection with the acquisition, Inmarsat Group Holdings Limited, Inmarsat Holdings Limited, Inmarsat Group Limited, Inmarsat Investments Limited, Inmarsat Ventures Limited, certain members of our management and funds advised by Apax Partners and funds advised by Permira entered into a shareholders' agreement.

        Under this agreement, we have agreed to pay to Apax Europe V G.P. Co. Ltd. and Permira a combined, annual monitoring fee of $500,000, plus VAT (subject to an annual increase which shall not be less than the average annual increase in our directors' cash-based remuneration).

        For more information regarding the shareholders' agreement, including rights of certain shareholders to appoint directors and to veto certain corporate actions, see "Major Shareholders—Shareholders' Agreement."

ITEM 8. FINANCIAL INFORMATION

        See Item 17. "Financial Statements" for the following registrants.

  Inmarsat Finance plc
  Inmarsat Group Limited
  Inmarsat Investments Limited
  Inmarsat Ventures Limited
  Inmarsat Limited
  Inmarsat Leasing (Two) Limited
  Inmarsat Launch Company Limited

Significant change

        No significant changes have occurred since the date of our consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

        The Senior Notes are currently listed on the Luxembourg Stock Exchange.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

        The following is a summary of the principal provisions of the Company's Memorandum and Articles of Association ("Memorandum" and "Articles") as in effect at the date of this report, and certain relevant provisions of the Companies Act 1985. The following summary description is qualified in its entirety by reference to the terms and provisions of the Memorandum and Articles, a copy of which have been filed with the Registrar of Companies for England and Wales.

Objects and purposes

        The Company is incorporated under the name Inmarsat Group Limited, and is registered in England and Wales under registered number 4886115. The Company's objects and purposes are set out in the third clause of its Memorandum and cover a wide range of activities, including to carry on business as manufacturers, builders and suppliers of and dealers in goods of all kinds, to carry on the business of a holdings company as well as to carry on all other businesses necessary to attain the Company's objectives. The Memorandum grants the Company a broad range of powers to effect these objectives.

Directors

        The Articles provide for a board of directors, consisting of not fewer than one director, who shall manage the business and affairs of the Company.

        Under the Company's Articles, without prejudice to the obligation of any director to disclose his interest in accordance with section 317 of the Companies Act 1985, a director may vote at a meeting of directors on any resolution concerning a matter in respect of which he has, directly or indirectly, an interest or duty. The director must be counted in the quorum present at a meeting when any such resolution is under consideration and if he votes his vote must be counted.

        The directors are empowered to exercise all of the powers of the Company to borrow, raise and secure the payment of money in any way the directors think fit, including, without limitation, by the issue of debentures and other securities, perpetual or otherwise, charged on all or any of the

Company's property (present and future) or its uncalled capital, and to purchase, redeem and pay off those securities.

        The directors shall be entitled to such remuneration as the Company may by ordinary resolution determine. A director who, at the request of the directors, goes or resides abroad, makes a special journey or performs a special service on behalf of the Company may be paid such reasonable additional remuneration (whether by way of salary, percentage of profits or otherwise) and expenses as the directors may decide.

        No person is disqualified from being a director or is required to vacate that office by reason of age.

        Directors are not required to hold any shares of the Company as a qualification to act as a director.

Classes of shares

        The Company has two classes of shares—A ordinary shares and B ordinary shares.

Rights attaching to the Company's shares

        Dividend rights: The Company's shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. The directors may also pay interim dividends.

        All dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid.

        Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall be forfeited at the discretion of the directors.

        Voting rights: Subject to any rights or restrictions attached to any shares, on a show of hands, every shareholder present in person or by proxy at any general meeting has one vote and on a poll, every shareholder present in person or by proxy has one vote for every share which they hold.

        Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by at least five shareholders at the meeting who are entitled to vote (or their proxies), or by one or more shareholders at the meeting who are entitled to vote (or their proxies) and who have, between them, at least 10% of the total votes of all shareholders who have the right to vote at the meeting.

        Liquidation rights: If the Company is wound up, the liquidator can, with the authority of an extraordinary resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the Company. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon any trusts for the benefit of shareholders which the liquidator decides. No past or present shareholder can be compelled to accept any assets which could give them a liability.

New issues of shares

        Subject to the provisions of the Companies Act 1985, the directors have general and unconditional authority to allot (with or without conferring rights of renunciation), grant options over, offer or otherwise deal with or dispose of any unissued shares of the Company (whether forming part of the original or any increased share capital) to such persons, at such times and on such terms and conditions as the directors may decide but no share may be issued at a discount.

General meetings of shareholders

        Every year the Company must hold an annual general meeting. The Board can call an extraordinary general meeting at any time and, under general law, must call one on a shareholders' requisition.

        Meetings are convened upon written notice of not less than 21 days in respect of meetings of members called for the passing of a special resolution or annual general meetings of members, and not less than 14 days in respect of most other meetings of members.

Limitations on voting and shareholding

        There are no limitations imposed by English law or the Articles on the right of non-residents or foreign persons to hold or vote the Company's shares other than those limitations that would generally apply to all of the shareholders.

Changes in capital

        The Company may by ordinary resolution:

  i)
  increase its share capital;

  ii)
  consolidate and divide all or any of its share capital into shares of a larger amount;

  iii)
  divide all or part of its share capital into shares of a smaller amount

  iv)
  cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and reduce the amount of its share capital by the amount of the shares cancelled

        The Company may also by special resolution:

  i)
  buy back its own shares; and

  ii)
  reduce its share capital, any capital redemption reserve and any share premium account.

MATERIAL CONTRACTS

Senior Credit Agreement

  Inmarsat Investments Limited, as borrower, Inmarsat Group Holdings Limited, and certain subsidiaries of Inmarsat Investments Limited, as guarantors, entered into the Existing Senior Credit Agreement on 10 October 2003, with Barclays Capital, Credit Suisse First Boston and The Royal Bank of Scotland plc as mandated lead arrangers, Barclays Capital, Credit Suisse First Boston and the Royal Bank of Scotland plc as book runners and Barclays Bank plc as agent and security trustee, as amended.

  The Senior Credit Agreement provides for senior facilities in a maximum aggregate principal amount of $975.0 million, consisting of one $400.0 million facility, known as Term Loan A, two separate $200.0 million facilities, known as Term Loan B and Term Loan C, respectively, one $100.0 million senior capital expenditure facility and a multicurrency revolving working capital facility of $75.0 million. The Senior Credit Agreement required as a mandatory-repayment 50% of the net proceeds of the sale and leaseback of 99 City Road. Accordingly, US$62.5 million was repaid in November 2004. The amounts currently drawn are as follows: US$368.7 million Term Loan A and US$184.4 million under each of Term Loan B and Term Loan C.

  Interest Rates and Fees

  Advances under the Senior Credit Agreement bear interest for each interest period at a rate per annum equal to LIBOR plus an applicable margin of:

    •
    2.50% for Term Loan A, the capital expenditure facility and the working capital facility;

    •
    3.00% for Term Loan B; and

    •
    3.50% for Term Loan C.

  The margin on Term Loan A, the working capital facility and the capital expenditure facility are subject to a margin "ratchet". Pursuant to the ratchet, the margin will be adjusted downwards at specified increments if we (on a consolidated basis) attain certain ratios of total borrowings to EBITDA, to a minimum margin of 2.125% per annum.

  We paid customary fees to the lenders under the senior credit agreement for making the term loans available under the Senior Credit Agreement.

  Guarantees and Security

        Inmarsat Investments Limited's obligations under the Existing Senior Credit Agreement are guaranteed by Inmarsat Ventures Limited, Inmarsat Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat Launch Company Limited and Inmarsat (IP) Company Limited. The obligations of the guarantors are joint and several. Subject to certain conditions, Inmarsat plc must procure that the aggregate of the unconsolidated total assets and unconsolidated subsidiary EBITDA of the guarantors exceeds 90% of our consolidated assets and EBITDA, respectively, calculated by reference to the most recent audited consolidated financial statements of each guarantor.

        In addition, the Senior Credit Agreement benefits from a first ranking fixed and floating charge over all of the assets of Inmarsat Investments Limited and the other guarantors of the Senior Credit Agreement, including the shares of Inmarsat Ventures Limited.

  Overfund Amount

        Under the Senior Credit Agreement, Inmarsat Investments Limited is required to deposit funds (collectively referred to as the overfund) in an account held with the security trustee in the name of Inmarsat Investments Limited. The overfund comprises funds raised from:

  •
  the term loans;

  •
  the subordinated intercompany shareholder funding loan;

  •
  the subscription for shares in Inmarsat Ventures Limited; and

  •
  cash existing in Inmarsat Ventures Limited and its subsidiaries on the closing date of the Acquisition,

        in each case, that is not used to fund the consideration payable to shareholders of Inmarsat Ventures Limited pursuant to the Acquisition or the Acquisition costs.

        The initial overfund of $244.0 million was funded on 30 December 2003. The Senior Credit Agreement provides that the amount of the overfund shall not exceed $244.0 million. Inmarsat Investments Limited may withdraw amounts from the overfund account if the balance after the withdrawal will not be less than two-thirds of the amount of the overfund at the time of the withdrawal or if Inmarsat Ventures Limited certifies to the agent and the security trustee that the amount withdrawn will be applied to fund capital expenditure in relation to the Inmarsat-4 programme.

  Maturity

        The senior credit agreement is comprised of three term loans—a $368.7 million principal amount term loan facility, referred to as Term Loan A; two $184.4 million principal amount term loan facilities, referred to as Term Loan B and Term Loan C; a $100 million capital expenditure facility and a $75 million working capital facility. Term Loan A will mature in 2009 and is repayable in ten incremental installments from 2.5% of the facility payable June 17, 2005 to 17.5% of the facility payable on December 17, 2009. Term Loan B must be repaid in two equal installments, the first installment falling 180 days prior to the second installment and the second installment on December 17, 2010. Term Loan C is repayable in two equal installments, the first installment falling 180 days prior to the second installment and the second installment on December 17, 2011. The capital expenditure facility will mature on December 17, 2009 and is repayable in incremental installments from 16% of the facility payable on June 17, 2007 to 17% of the facility payable on December 17, 2009.

  Use of Proceeds

        The proceeds of Term Loan A, Term Loan B and Term Loan C were made available on 30 December 2003 to pay the purchase price with respect to the Acquisition of Inmarsat Ventures Limited in December 2003 and pay related fees and expenses. The capital expenditure facility is available to finance capital expenditure in relation to the Inmarsat-4 programme and the working capital facility is available to refinance existing debt. Both the capital expenditure facility and the working capital facility are undrawn.

Voluntary and Mandatory Prepayment

        The term loans allow for voluntary prepayments and require mandatory prepayment in full or in part in certain circumstances, including:

  •
  a change of control, sale or floatation

  •
  the disposal of assets other than in the ordinary course of trading or specific exceptions specified in the senior credit agreement;

  •
  the receipt of insurance claim proceeds in excess of $1.0 million unless (i) they are applied or contractually committed to be applied in the purchase, repair or replacement of fixed assets for use in the business within 12 months of receipt or have to be applied in payment of third party liabilities, (ii) they relate to the Inmarsat-4 satellite programme and, within 12 months of receipt, are committed to be applied in the case of the first loss (or partial loss) of an Inmarsat-4 satellite, in construction of a new launch vehicle, and in the case of any subsequent loss, in the construction of a new Inmarsat-4 satellite, a new launch vehicle and insurance for such satellite or (iii) they relate to the Inmarsat-3 satellites and are promptly applied in purchasing further insurance for the Inmarsat-3 satellites; and

  •
  50% of excess cash flow, to the extent it exceeds $10.0 million for any financial year from the period ending December 2005.

        Amounts received by us which may become subject to the preceding prepayment provisions will be retained in a cash collateral account charged to the security agent until applied.

Representations, Warranties and Undertakings

        The Senior Credit Agreement contains customary representations and warranties.

        In addition, it contains negative covenants that restrict or prohibit Inmarsat Investment Limited and its subsidiaries (subject to certain agreed exceptions) from:

  •
  merging or consolidating with or into any other person;

  •
  materially changing the general nature of their business;

  •
  selling, transferring, leasing or otherwise disposing of any of their assets;

  •
  creating security interests over any part of their assets, save (among other things) to secure the notes as permitted under the intercreditor agreement;

  •
  entering into any contract or arrangement unless it is on arms' length terms;

  •
  conducting certain acquisitions or investments, or entering into joint ventures or partnerships;

  •
  incurring or having outstanding certain borrowings, guarantees, indemnities, loans or letters of credit;

  •
  conducting certain share issues or issuing options for the issue of any shares or loan capital, or redeeming or purchasing their own shares;

  •
  making any repayment of principal or payment of interest under the indenture related to the notes and related documents, except as permitted by the intercreditor agreement;

  •
  declaring or paying certain dividends or making certain other distributions to our shareholders or making any payment under the subordinated preference certificates (save that, following the later of the third anniversary of [the Acquisition] and acceptance of one Inmarsat 4 satellite in orbit, we may use excess cash not required to repay the Senior Credit Agreement to make such payments if certain net debt to EBITDA ratios are met); and

  •
  opening bank accounts with any financial institution other than a lender under the Senior Credit Agreement.

        In addition, the Senior Credit Agreement requires us to maintain specified consolidated financial ratios, such as EBITDA to total net interest payable, total net debt to EBITDA, senior net debt to EBITDA and cash flow to net debt service. The senior credit agreement also restricts the amounts and timing of capital expenditures related to the Inmarsat-4 programme and also restricts our ability to make other capital expenditures.

        The Senior Credit Agreement contains customary affirmative undertakings, including (among others) undertakings related to:

  •
  the maintenance of insurance with respect to our Inmarsat-3 satellites and our Inmarsat-4 satellites;

  •
  the maintenance of all relevant authorisations;

  •
  protection of our intellectual property;

  •
  implementing certain interest rate hedging policies; and

  •
  information and accounting.

        The Senior Credit Agreement contains customary events of default, including (among others):

  •
  non-payment of amounts due under the senior credit agreement, subject to a three business day grace period, solely in relation to any administrative or technical error;

  •
  breach of other covenants (including financial covenants);

  •
  breach of representations or warranties;

  •
  invalidity or unlawfulness of certain senior finance documents;

  •
  certain insolvency, receivership, liquidation, winding up or related events including creditors' process;

  •
  cross default when any financial indebtedness of $3.0 million or more is not paid when due or is capable of being declared due and payable;

  •
  change of ownership;

  •
  breach of any term in the intercreditor agreement;

  •
  failure by us to have at least three fully operational Inmarsat-3 or Inmarsat-4 satellites in orbit;

  •
  certain material litigation is commenced or threatened;

  •
  material qualification of financial statements by our auditors; and

  •
  regulatory proceedings or other events having materially adverse effects occur.

        At any time after the occurrence of an event of default the lenders may terminate the availability of the facilities, declare any outstanding advances due and payable, require any borrower to prepay certain liabilities, and/or take any other action allowed under the documents or law.

        We obtained the consent of the lenders to make amendments to the consolidated financial ratios described above to the effect that Inmarsat Group Limited may make payments to Inmarsat Holdings Limited to make payments on the subordinated intercompany shareholder funding loan to fund interest payments on the notes if we are in compliance with all financial covenants, including a ratio of EBITDA to total net interest payable (including cash interest on the notes).

The Senior Notes

        Inmarsat Finance plc completed an offering of $375.0 million aggregate principal amount 7 5/8% senior notes due 2012 in January 2004. In April 2004, Inmarsat Finance plc issued a further $102.5 million aggregate principal amount of 7 5/8% senior notes due 2012. We refer to these notes collectively as the senior notes. The senior notes are guaranteed on a senior basis by Inmarsat Group Limited, the parent company of Inmarsat Finance plc, and on a senior subordinated basis by Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Limited, Inmarsat Leasing (Two) Limited and Inmarsat Launch Company Limited. Inmarsat Investments Limited's guarantee of the senior notes is secured by a second ranking charge over the shares of Inmarsat Ventures Limited. The proceeds from each offering of senior notes were loaned by Inmarsat Finance plc to Inmarsat Investments Limited pursuant to separate subordinated intercompany shareholder funding loans on substantially identical terms. The terms of these subordinated intercompany shareholder funding loans provide that interest will accrue at a rate sufficient to fund interest on the senior notes (including default interest) and, if applicable, additional amounts.

        In October 2004, Inmarsat Finance plc consummated a public exchange offer pursuant to which it exchanged the senior notes for substantially identical senior notes registered under the Securities Act.

        Interest on the senior notes is payable semi-annually on 1 March and 1 September of each year. The senior notes are redeemable, at the option of Inmarsat Finance plc, in whole or in part, at any time on or after 1 March 2008, at 103.813% of their principal amount, plus accrued interest, declining to 100.0% of their principal amount, plus accrued interest, on or after 1 March 2011. At its option, prior to 1 March 2008, we may also redeem up to 35% of the principal amount of the senior notes with the net proceeds from a public equity offering.

        The indenture governing the senior notes contains customary covenants, limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting restricted subsidiaries, transactions with affiliates, liens, asset sales, issuance of guarantees of indebtedness of restricted subsidiaries, sale and leaseback transactions, consolidations and mergers, the provision of financial statements and reports and the maintenance of insurance with respect to our satellites. The indenture also requires Inmarsat Finance plc to commence and consummate an offer to purchase the senior notes for 101% of their aggregate principal amount, together with any additional amounts and any accrued and unpaid interest owed on the senior notes to the date of purchase, upon events constituting or which may constitute a change of control of us.

Consent Solicitation in relation to the Senior Notes

        In April 2005, we launched a consent solicitation with respect to the senior notes pursuant to which we have requested consent from the holders thereof to certain amendments to the indenture governing the senior notes. Prior to the amendments being adopted, the restricted payment covenant limits the ability of Inmarsat Group Limited to make payments to Inmarsat Holdings Limited to an amount equal to 50% of the net income of Inmarsat Group Limited (including 100% of any net loss) from April 1, 2004 after adding back subordinated parent company loan interest. Assuming consent is agreed, the amendments will modify this restriction such that Inmarsat Group Limited will be restricted with respect to payments to Inmarsat Holdings Limited to an amount equal to consolidated cash flows from January 1, 2005 less 1.4 times fixed charges for the same period, or $50 million, whichever is greater. In addition restricted payments to Inmarsat Holdings Limited will be subject to a leverage ratio. If agreed by the holders, the amendments will remain subject to a number of conditions, including the completion of a public offering of the shares of Inmarsat Group Holdings Limited. If the conditions have not been satisfied by October 31, 2005, the consent of the holders will no longer be valid.

        In our April 2005 consent solicitation to the holders of the senior notes, we also discussed our intention to re-finance entirely or amend the terms of our Senior Credit Agreement. Any refinancing or amendment of the terms of the Senior Credit Agreement will be subject to a number of conditions, including the completion of a public offering of the shares of Inmarsat Group Holdings Limited. It is anticipated that if the conditions are not satisfied by a certain date, no refinancing or amendment of the terms of the Senior Credit Agreement will take place.

Intercreditor Agreement

        On October 10, 2003, (1) Inmarsat Group Holdings Limited, (2) Inmarsat Investments Limited as original borrower and original guarantor, (3) Barclays Bank PLC, Credit Suisse First Boston and The Royal Bank of Scotland plc as the senior lenders, (4) Barclays Bank PLC as the senior agent for itself and on behalf of each other senior finance party, (5) Barclays Bank PLC as the security agent, (6) Barclays Bank PLC as the issuing bank, (7) Barclays Capital, Credit Suisse First Boston and The Royal Bank of Scotland plc as the bridge lenders, (8) Credit Suisse First Boston as the bridge agent, (9) Permira Europe III L.P.1, Permira Europe III L.P.2, Permira Europe III GmbH & Co. KG, Permira Europe III Co-Investment Scheme, Permira Investments Limited, Apax Europe V-A, L.P., Apax Europe V-B L.P., Apax V-C, GmbH & Co. KG, Apax Europe V-D, LP, Apax Europe V-E, LP, Apax Europe V-F, LP, Apax Europe V-G, LP, Apax Europe V-1, LP and Apax Europe V-2, LP as the original investors, (10) Inmarsat Holdings Limited and Inmarsat Group Limited as the original intercompany lenders, (11) Inmarsat Group Limited and Inmarsat Investments Limited as the original intercompany borrowers, (12) The Bank of New York as the trustee in connection with the senior notes and (13) Inmarsat Finance plc as the issuer of the senior notes entered into an intercreditor agreement (the "Intercreditor Agreement"). The trustee for the holders of the senior notes has not acceded to the Intercreditor Agreement. However, the trustees for the holders of the senior notes, the issuer and the guarantor entered into a priority deed that subordinates the subordinated Preference Certificates to the senior notes, the guarantee and the subordinated intercompany shareholder funding loan, and the subordinated intercompany shareholder funding loan to the guarantee.

        The Intercreditor Agreement sets out:

  •
  the relative ranking of certain debt (not including the notes or the guarantee) of Inmarsat plc and its subsidiaries;

  •
  when payments can be made in respect of that debt;

  •
  when enforcement actions can be taken in respect of that debt;

  •
  the terms pursuant to which that debt will be subordinated upon the occurrence of certain insolvency events;

  •
  turnover provisions; and

  •
  agreements among secured creditors of the obligors regarding enforcement of their security.

Priority

        The Intercreditor Agreement provides that certain outstanding debt of Inmarsat plc and its subsidiaries will have the following priority:

  •
  first, the "senior debt" (which consists of all money and liabilities now or in the future due, owing or incurred under the Senior Credit Agreement and related documents, together with all accruing interest and all related losses and charges) and any "hedging liabilities" (which consist of any liabilities due to any hedging lender in relation to any hedging document approved by the security trustee);

  •
  second, the subsidiary guarantees of the senior notes;

  •
  third, the Subordinated Preference Certificates; and

  •
  fourth, the subordinated intercompany shareholder funding loan, any other intercompany debt other than the subordinated intercompany note proceeds loan and the investor debt.

        The ranking of the senior notes, the Senior Discount Notes and the parent guarantee is not governed by the Intercreditor Agreement.

Provisions Governing the Senior Notes

        Subsidiary guarantees

        Permitted payments.    Until the repayment in full of the Senior Credit Agreement no subsidiary guarantor of the senior notes will:

  •
  pay any amount on or in respect of, or make any distribution in respect of, its subsidiary guarantee in cash or in kind or apply any money or property in or towards discharge of its subsidiary guarantee, except as described below;

  •
  exercise any set-off against its subsidiary guarantee, except as described below;

  •
  create or permit to subsist any security, or give any guarantee from Inmarsat plc or any subsidiary of it (including Inmarsat Holdings Limited or Inmarsat Finance plc), for, or in respect of, its subsidiary guarantee, other than the guarantees and security in favour of the holders of the senior notes; or

  •
  make certain amendments to the indenture governing the senior notes or any other agreement related to the subsidiary guarantees;

and, except with the prior consent of the majority lenders under the Senior Credit Agreement, no holders of the senior notes shall:

  •
  demand or receive any payment from any subsidiary guarantor of any amount on or in respect of, or any distribution from any subsidiary guarantor in respect of, any subsidiary guarantee in cash or in kind or apply any money or property in or towards discharge of any subsidiary guarantee, except as described below;

  •
  exercise any set-off against any subsidiary guarantee, except as described below; or

  •
  permit to subsist or receive any security or any guarantee from Inmarsat plc or any subsidiary of it for (including Inmarsat Holdings Limited or Inmarsat Finance plc), or in respect of, any subsidiary guarantee, other than the guarantees and security in favour of the holders of the senior notes.

        Notwithstanding the foregoing, a subsidiary guarantor may pay and a holder of the senior notes may receive:

  •
  "permitted junior securities"; and

  •
  subject to the suspension provisions below, payments on the guarantees in respect of interest, fees, expenses and other amounts in accordance with the indenture governing the senior notes.

        The preceding payments (other than payments made in "permitted junior securities") must be suspended if:

  •
  a payment event of default under the Senior Credit Agreement occurs (until the default has been waived or remedied); or

  •
  a non-payment event of default under the Senior Credit Agreement has occurred and the senior agent has served a notice of such non payment default to the trustee and the issuer of the senior notes, until the earliest of:

  •
  179 days after notice was served on the issuer and the trustee of the senior notes by the senior agent;

  •
  if a standstill period with respect to the subordinated intercompany shareholder funding loan is in effect after the delivery of the notice above, the date on which that standstill period expires;

  •
  the date on which the senior default has been waived or remedied;

  •
  the date on which the senior agent delivers notice to the issuer and the trustee of the senior notes cancelling the payment suspension; and

  •
  the date of repayment in full of all obligations under the Senior Credit Agreement.

        Enforcement action.    Until the repayment in full of the Senior Credit Agreement, except with the prior consent of or as required by the majority lenders under the Senior Credit Agreement, the trustee and the holders of the senior notes may not take any "enforcement action" in relation to the subsidiary guarantees unless they have matured in accordance with their terms.

        Subordination upon Insolvency.    If:

  •
  any order is made or resolution passed for the suspension of payments, moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any obligor under the senior finance documents or the high yield finance documents;

  •
  any obligor enters into any composition, assignment or arrangement with its creditors generally;

  •
  any liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer is appointed in respect of any obligor or any of its assets; or

  •
  any analogous event occurs in any jurisdiction,

then the subsidiary guarantees will be subordinated in right of payment to the Senior Credit Agreement and the related hedging liabilities and, until the Senior Credit Agreement and related hedging obligations are discharged, the trustee and each holder of the senior notes must (among other things):

  •
  hold all payments and distributions in cash or in kind received or receivable by it in respect of the subsidiary guarantees on trust for the senior lenders under the Senior Credit Agreement;

  •
  on demand by the senior lenders or their agent, pay an amount equal to subsidiary guarantees owing to it and discharged by set-off or otherwise to the senior lenders or their agent; and

  •
  promptly direct the trustee in bankruptcy, liquidator, assignee or other person distributing the assets of the relevant debtor or their proceeds to pay distributions in respect of the subsidiary guarantees directly to the senior creditors or their agent, save, in each case, that the trustee and senior noteholders will be entitled to receive and retain "permitted junior securities".

        For purposes of the foregoing, "permitted junior securities" means:

  •
  equity securities of the parent guarantor of the senior notes and/or any holding company of it; and

  •
  debt securities of the parent guarantor of the senior notes, the issuer of the senior notes, any holding company of either of them and/or of the relevant subsidiary guarantor that (in the case of the subsidiary guarantors only) are subordinated in right of payment to the Senior Credit Agreement at least to the extent that the subsidiary guarantees are subordinated to the Senior Credit Agreement.

Turnover

        The subordinated creditors under the Intercreditor Agreement (i.e., the senior note trustee, the holders of the senior notes, the holder of the subordinated intercompany senior note proceeds loan, the holder of the subordinated intercompany funding loan and the other intercompany lenders) have agreed in relation to the relevant subordinated obligations that, prior to the discharge in full of all senior obligations, to turn over to the security agent under the Senior Credit Agreement all payments received in violation of the Intercreditor Agreement.

Commercial Framework Agreements

        In December 2003, we concluded negotiation of a master commercial framework agreement (the "Commercial Framework Agreement"), an agreement to be entered into among Inmarsat Ventures Limited, Inmarsat Limited and any distribution partner in respect of our services we may appoint from time to time. This agreement sets out the terms of our responsibilities and those of our distribution partners in the provision of our satellite communication services upon the date of signing by each new distribution partner.

        Each signatory of a Commercial Framework Agreement will also sign, as applicable, a new master distribution agreement known as the Land Earth Station Operator Agreement, a master Regional BGAN distribution agreement, a master BGAN distribution agreement, a master lease services provider agreement, or other specialised services distribution agreement for current or future services, depending on the nature of the services we will provide to the distribution partner.

        All of our distribution partners have executed a Commercial Framework Agreement other than those Regional BGAN distributors that signed a master Regional BGAN distribution agreement prior to the Commercial Framework Agreement.

  Term

        Each Commercial Framework Agreement expires on 14 April 2009. The agreements set out a procedure for renewal near the end of their term, although no party is required to renew its agreement.

  Price

        For each of our services a distribution partner provides to end-users, the distribution partner must pay us the price specified in its Commercial Framework Agreement or the applicable distribution agreement for that service. Prices are subject to service-specific, volume-based discounts for distribution partners that reach specified sales revenue targets. Initial wholesale prices for our existing services (including Regional BGAN), as well as the associated volume discounts related thereto, are set out in each Commercial Framework Agreement or the applicable distribution agreement. Pursuant to these agreements, we must provide prices for our next-generation (e.g., BGAN) services to our distribution partners before we launch those services.

        Each Commercial Framework Agreement provides that, in the initial pricing period (from 15 April 2004 until 31 December 2006), we will provide distribution partners with volume discounts and, after 2004, other incentives in a minimum annual amount equal to 6.0% (pro rata during 2004), 6.5% (2005) and 7.0% (2006) of our previous-year revenue from all "demand-assigned" services (i.e., existing and next-generation services other than leasing and radio-determination services). To the extent that the value of volume discounts and other incentives our distribution partners earn is less than the minimum amount specified in the preceding sentence in any year (at least through 2006), we must add such shortfall to the minimum incentive amount for distribution in the following year, and can allocate it in a variety of forms, including price promotions, reductions or incentives.

        In addition to the preceding incentives, from 2005 onwards, we must provide distribution partners with an additional incentive in the form of either (at the relevant distribution partner's option) a cash payment or a credit against amounts due for airtime purchased from Inmarsat Limited (which excludes Rydex and Invsat revenues), in either case, if we exceed certain total revenue targets. These revenue targets are set for 2005, 2006 and 2007, but have not been set for 2008.

        Subject to cost and revenue neutral alterations, the initial prices and discounts set out in each Commercial Framework Agreement will be effective until 31 December 2007. Each Commercial Framework Agreement contains procedures to establish new prices and discounts for periods after 2007. However, we do not expect new prices to include major departures from the base pricing structure in effect from 2004 through 2007.

  Distribution

        Under each Commercial Framework Agreement, we are not restricted from appointing new distribution partners for our existing services, if such new distribution partners provide land earth stations, unless a distribution partner is our affiliate, in which case the provisions summarised under "Distribution" apply.

        Each Commercial Framework Agreement provides that we may appoint distribution partners (including distribution partners who are not currently distribution partners under our existing distribution arrangements) of our Regional BGAN and next generation BGAN services in accordance with agreed objective selection criteria. Those selection criteria relate to the capability, stability, liquidity and performance of potential new distribution partners. However, we may not recruit service providers of our existing distribution partners while they are under contract to provide services to their existing distribution partners or for a period of 12 months after the expiration of such a contract, nor may we appoint new distribution partners in certain pre-existing core segments of the BGAN market during an initial period of two years following commercial launch of BGAN services, unless we identify a market insufficiently addressed by existing distribution partners (and following consultation with them).

        In order to protect distribution partners' investment in their distribution channels, as long as they remain in force the Commercial Framework Agreements generally prohibit us from selling any services directly to end-users. However, the Commercial Framework Agreements do not prohibit us from selling directly to end-users those services for which the LESO Agreement (as defined below) allow us to own and operate a land earth station.

Land Earth Station Operator Agreement

        In December 2003, we finalised the principal terms of a five-year extension to our existing distribution agreements with our distribution partners who operate land earth stations. All of our distribution partners have executed this land earth station operator agreement (each a "LESO Agreement"), except those who provide only Regional BGAN and/or BGAN services.

  Services

        These LESO Agreements relate to the following services:

  •
  our existing services (other than Regional BGAN);

  •
  any service that we provide via our Inmarsat-2 or Inmarsat-3 satellites;

  •
  any service that is part of a global service that utilises traffic channels assigned in the regional spot beams or the global beams of the Inmarsat-4 satellites; and

  •
  any other service that we offer if that service uses or is substantially based on the communications systems technology specified in the agreement.

        Leases are not covered by the LESO Agreements, and are covered by the Lease Services Provider Agreement described below.

        We may authorise a distribution partner to provide new services other than the services described in the above paragraphs, but we have no obligation to do so.

        A distribution partner may enter into arrangements with any reseller, and is responsible for its resellers' actions. In addition, each distribution partner has the right (and obligation) to set the prices for distribution of services under its LESO Agreement to resellers and end-users.

        The distribution partner must use its reasonable efforts to promote the use of the services that it chooses to provide, may work with us to achieve marketing goals we have jointly agreed and can develop value- added services. It must also participate in dual branding, market information and customer service programmes.

  Term

        Each LESO Agreement commenced on 15 April 2004 and expires on 14 April 2009.

  Prices

        For each of our services that a distribution partner provides through its land earth station, it must pay us the fixed price specified in its LESO Agreement (expressed in US dollars per chargeable unit) for that service, multiplied by the volume of traffic that it generates in relation to that service. Pricing is subject to service-specific, volume-based discounts for each distribution partner that reaches specified sales revenue targets.

        The agreement specifies initial pricing for existing services, as well as volume discounts related thereto.

  Affiliated Distribution Partners

        We have the right to establish, acquire or affiliate with land earth stations under certain conditions:

  •
  in an ocean region (defined by satellite beam location), with the unanimous consent of all the distribution partners that have had 50% or more of their terminals inactive over the preceding 12 month period and if traffic has declined for two successive years, or that are experiencing a 25% decrease in traffic against the baseline year of 2003 for a particular service, or where three or fewer distribution partners support a service (in all cases following good faith negotiations with those affected distribution partners);

  •
  in an ocean region (defined by satellite beam location) where there is a complete withdrawal of distribution partners from that region;

  •
  with the consent of distribution partners responsible for 66 2/3% of our revenues derived from all LESO Agreements in the previous 12 month period; or

  •
  under certain defined circumstances where no distribution partner has agreed to match our offer of marketing funds to promote a specific service in a promotional scheme we organise (in which case we are permitted to operate a land earth station only to provide the specific service), as long as all arrangements with such new land earth stations are on equal terms with land earth stations of our other distribution partners (related to services, otherwise confidential information, etc.). We must operate any new land earth stations we establish through a separate subsidiary with separate accounting procedures, informational databases and operational staff.

        We may sell permitted services directly to resellers and end-users through any new land earth station we establish, acquire or affiliate with in accordance with the conditions above.

        Our land earth stations at Fucino and Burum may not carry existing services directly to resellers or end-users, but will do so for BGAN and Regional BGAN.

  Distribution

        Each LESO Agreement provides that:

  •
  we may authorise other entities, on a non-exclusive basis, to construct land earth stations in order to provide the services to which the LESO Agreements relate via our satellites, but that entity may not be one of our affiliates (meaning a corporation or other form of organisation we directly or indirectly control), except as provided above. Such authorisations must be on terms and conditions that are no more favourable to the newly authorised entity than those we offer to other operators of land earth stations;

  •
  if we or one of our affiliates acts as a reseller, we or it must do so through a separate subsidiary; and

  •
  we may restrict or withdraw a service in one or more ocean regions if:

  •
  we give one year's written notice to the distribution partners;

  •
  we convene a meeting of the distribution partners to consider their views and the consequences of the withdrawal on their end-users and investments;

  •
  we apply the restriction or withdrawal equally to all distribution partners that provide services in the relevant region; and

  •
  the restriction or withdrawal does not conflict with our public service obligations.

  Non-exclusivity

        Each distribution partner that is a party to a LESO Agreement may distribute services of, or hold any economic interest in, any entity that provides mobile satellite telecommunications services, regardless of whether that entity is one of our competitors.

  Service Level

        In providing satellite services to the distribution partners we must use our reasonable endeavours to achieve the following network performance objectives:

  •
  satellite availability:

  •
  minimum performance: 99.9% per year; and

  •
  target performance: 99.99% per year;

  •
  satellite capacity grade of service:

  •
  we must manage the satellite capacity grade of service to deliver, to the extent possible, a commercially acceptable level of congestion using a pre-agreed process;

  •
  network availability:

  •
  minimum performance: 99.9% over any period of three months or greater; and

  •
  target performance: 99.96% over any period of three months or greater.

        If we fail to meet the minimum network performance objectives, the distribution partner will receive a credit for any commitment or other fixed period service affected based on an agreed pre-estimate of the damage that such distribution partner suffered as a result of our failure. However, the distribution partner will not receive an allowance or credit if the interruption of service is for less than one hour. In the event of a dispute, each LESO Agreement provides that the dispute will be referred to and resolved by arbitration.

  Intellectual Property

        When we enter into a LESO Agreement, we grant to the distribution partner:

  •
  a royalty-free intellectual property rights licence to use certain of our patents and other intellectual property while the distribution partner provides our services to end-users; and

  •
  a royalty-free trademark licence to use certain of our trademarks for the same purpose.

  Limits on Liabilities

        Under each LESO Agreement, we are not liable to any distribution partner, its affiliates, resellers, customers or other end-users for any direct, indirect or consequential damage arising from any telecommunications breakdown (i.e., any unavailability, delay or interruption to the communication services we provide over our satellites) or any suspension of service to an end-user terminal resulting from our good faith actions at the request of the distribution partner or operators of the land earth stations under the procedures for restricting access to our services by specific user terminals for non-payment or other causes. However, we may be liable for a telecommunications breakdown caused by our wilful or reckless act, or our reckless omission, if we knew that such action or omission would result in a telecommunications breakdown. Our maximum liability to all distribution partners for all occurrences arising from the same cause in any calendar year may not exceed $10 million.

        Under each LESO Agreement, the distribution partner must require resellers to incorporate, in the terms and conditions applicable to any end-user, disclaimers of liability for us, our affiliates and the distribution partner.

        Each distribution partner is liable to us for any loss or damage (capped at $100 million per calendar year) to a satellite caused by any act or omission of the distribution partner, its resellers, contractors or employees, unless we or the relevant LESO Agreement authorised, in writing, the services and manner of provision of those services which caused the loss or damage.

        Our distribution partners are not liable to us for charges arising from technological fraud (including cloning) in connection with certain services when they have complied with our fraud prevention procedures, have co-operated with us in any relevant fraud prevention activities related thereto, and were unaware of the fraudulent activity at the time it occurred.

  Amendments

        For amendments to the LESO Agreement to become effective, we must propose them in writing to all our distribution partners. They must be accepted by distribution partners whose revenues represent more than 66 2/3% of revenues of all responding distribution partners, in each case, during the twelve-month period immediately preceding the date of the circulation of the proposed amendment.

        However, if requested by at least two distribution partners, we may amend the land earth station technical criteria and operating procedures in the LESO Agreements after convening a meeting of all distribution partners subject to the following:

  •
  if, for any distribution partner, a proposed change would result in an implementation cost in excess of $250,000 or if the aggregate of the implementation cost and the cost of all other mandatory changes introduced in the preceding 12-month period would exceed $500,000, a majority of the distribution partners attending and voting at the meeting must approve a proposed change; and

  •
  if the proposed change is not mandatory or does not involve implementation costs greater than $250,000, we can adopt the change 21 days after the meeting proposing the change.

        In addition, in emergency cases, we can adopt any change to the land earth station technical criteria and operating procedures without prior consultation, provided that if the $250,000 threshold is met, we convene a meeting of the distribution partners to demonstrate the urgency.

        Upon renewal of the LESO Agreements, any terms and conditions we offer to new distribution partners may be no more favorable than the terms and conditions we offer to the existing distribution partners.

  Suspension and Termination

        We may suspend a LESO Agreement with any distribution partner if the distribution partner:

  •
  fails to comply with the land earth station technical criteria and operating procedures under its LESO Agreement, subject to giving ten days' advance notice (or without giving advance notice if the failure has caused damage to a satellite or caused a telecommunications breakdown or in the case of a material breach); and

  •
  has failed to remedy this breach within 30 days after receiving notice from us concerning the breach.

        Any LESO Agreement may be terminated in the following cases:

  •
  by the distribution partner, upon at least 12 months' advance written notice to us;

  •
  by us, if the relevant distribution partner has failed to pay charges due to us for 120 days after written request for payment;

  •
  by either party to a LESO Agreement for the other party's unremedied breach of contract (other than a default in payment of the charges), unless the breach is cured within 60 days of notification of the breach; and

  •
  by either party to a LESO Agreement if the other party is subject to bankruptcy procedures.

        Each LESO Agreement contains a substantive list of events (including failure of the Inmarsat Space Segment) that constitute force majeure. Where a force majeure event subsists for 30 consecutive days or more, each LESO Agreement provides for the parties to that agreement to meet to negotiate the future of the LESO Agreement. However, neither party to that agreement has any contractual right to suspend or terminate the LESO Agreement unilaterally in such circumstances.

Regional BGAN Service Distribution Agreements

        We have entered into a service distribution agreement (each a "Regional BGAN Agreement") with each of our various Regional BGAN distribution partners which governs the provision of demand-assigned Regional BGAN services. The terms summarised below may vary from Regional BGAN Agreements we enter into in the future. As long as the Regional BGAN distribution partner's business experiences no material adverse change, each Regional BGAN Agreement provides that the distribution partner will be offered the opportunity to become a distribution partner for our BGAN services following their commercial launch.

  Term

        Each Regional BGAN Agreement is for an initial fixed term of three years. Our distribution partners may agree annually to extend their Regional BGAN Agreement for up to a further two years subject always to prior termination in accordance with its terms.

  Price

        For the services that a distribution partner provides under its Regional BGAN Agreement, it must pay us the fixed price specified in its Regional BGAN Agreement (expressed in US dollars per chargeable unit) for that service, multiplied by the volume of traffic that it generates in relation to that service. Pricing is subject to volume-based discounts for each distribution partner that reaches specified sales revenue targets.

  Eligibility

        Each Regional BGAN Agreement provides or incorporates provisions that permit us to appoint distribution partners (including distribution partners who are not currently distribution partners under our existing distribution arrangements) for Regional BGAN services in accordance with agreed selection criteria. Those selection criteria relate to the capability, stability, liquidity and performance of new distribution partners.

        However, under each Regional BGAN Agreement, we may not recruit service providers of our existing distribution partners and their affiliates whilst under contract to a distribution partner or for a period of 18 months thereafter.

  Service Level

        If the Regional BGAN service is unavailable for a period of 15 consecutive days in any one month for reasons within our reasonable control, we will waive our monthly subscription fee to distribution partners.

        We also agree to use our commercially reasonable efforts to meet certain target criteria in respect of the Regional BGAN system.

  Performance

        The distribution partners must use their reasonable efforts to promote the use of the Regional BGAN services that they choose to provide, and work with us both to achieve marketing goals we have jointly agreed and to develop value added services. The distribution partners must also participate in dual branding, market information, customer service and other programmes.

  Amendment

        We may amend the Regional BGAN technical and operating procedures subject to consultation with the distribution partners. We require the consent of the distribution partners if the cost of such an amendment is more than $50,000 or the aggregate cost of amendments over the preceding 12 months exceeds $100,000. There are certain exceptions to the requirement for consent including amendments that are required to rectify network faults, to meet governmental regulations or to meet operational emergencies.

  Security

        If we determine that it would be commercially prudent for us to obtain financial security over a distribution partner's performance under the Regional BGAN Agreement, we may, following reasonable consultation with the distribution partner, require the distribution partner to give us such financial security as we deem appropriate.

  Limits on Liability

        Each Regional BGAN Agreement provides that, save for the previously stated credits on monthly subscription fees, we shall not be liable for any direct loss to the distribution partner or third parties arising from any unavailability, delay, interruption or degradation in the Regional BGAN service or Regional BGAN business support system save where caused by our gross negligence, wilful misconduct or fraud.

        Neither party shall be liable to the other or third parties for consequential or indirect loss.

        Except for death or personal injury caused by negligence, each party's liability under a Regional BGAN Agreement shall be limited to the lesser of the value of the Regional BGAN charges over the proceeding 12 months or $1,000,000.

        Each Regional BGAN Agreement requires the distribution partner to use its commercially reasonable efforts to include provisions stating that we are not liable to any party for any losses in any contracts entered into either with service providers or end-users.

        Our distribution partners are not liable to us for charges arising from technological fraud (including cloning) in connection with certain services when they have complied with our fraud prevention procedures, have co-operated with us in any relevant fraud prevention activities related thereto, and were unaware of the fraudulent activity at the time it occurred.

  Termination

        Each Regional BGAN Agreement may be terminated on the following grounds:

  •
  either party may terminate for a material breach by the other party if the breach is not remedied within 90 days or, if related to a breach of the trademark licence agreement, a period of 30 days;

  •
  either party may terminate if the other party becomes insolvent or is or likely to be wound up or declared bankrupt;

  •
  either party may terminate if there is a force majeure event subsisting for more than 60 days and this issue is not resolved within a further 7 days;

  •
  we may terminate by giving 6 months' prior notice of our intention to cease providing Regional BGAN services; and

  •
  the distribution partner may terminate by giving 6 months' prior notice of its intention to cease providing Regional BGAN services.

BGAN Service Distribution Agreements

        We have a service distribution agreement (each a "BGAN Agreement") with each of our BGAN distribution partners governing the provision of demand-assigned BGAN services to land-based end-users. As negotiations with our BGAN distribution partners are ongoing, the definitive terms of the BGAN Agreements may vary from the summary below.

  Term

        Each BGAN Agreement expires on 14 April 2009.

  Price

        For the services that a distribution partner provides to end-users pursuant to a BGAN Agreement, it must pay us the fixed price specified in the agreement (expressed in US dollars per chargeable unit) for that service, multiplied by the volume of traffic that it generates in relation to that service. Pricing will be subject to volume-based discounts for each distribution partner that reaches specified sales revenue targets. These pricing and volume discount arrangements have not yet been finalised.

  Eligibility

        Each BGAN Agreement includes or incorporates provisions that we may appoint distribution partners (including distribution partners who are not currently distribution partners under our existing distribution arrangements) for BGAN services in accordance with agreed selection criteria. Those selection criteria relate to the capability, stability, liquidity and performance of new distribution partners.

        However, under each BGAN Agreement, we may not recruit service providers of our existing distribution partners whilst under contract or for a period of 12 months thereafter, nor may we appoint new distribution partners in certain pre-existing core segments of the BGAN market during an initial period of two years following commercial launch of BGAN services, unless we identify a market not sufficiently addressed by existing distribution partners (following consultation with them).

  Service Level

        Each BGAN Agreement contains a draft Service Level Agreement ("SLA") which we have yet to finalise. Compensation levels for breach of the SLA have also yet to be finalised.

  Intellectual Property

        We grant to each distribution partner a royalty-free trademark licence to use certain of our trademarks for the purpose of providing BGAN services to end-users.

  Performance

        The distribution partners are tiered into three categories based on various performance criteria, which entitles them to varying degrees of support and marketing funds from us. We will review their tier status annually, and may change as a result. Failure of a distribution partner to meet the standards for the lowest category for a 12 month period may trigger termination of its BGAN Agreement.

        Additionally, the distribution partner must use its reasonable efforts to promote the use of the services that it chooses to provide, and work with us to achieve jointly agreed marketing goals and to develop value added services. It must also participate in dual branding, market information, customer service and other programmes.

        Each BGAN Agreement also contains provisions that require distribution partners to meet certain milestones prior to launch of our BGAN services which, if not met, could lead us to reduce resources and delay the distribution partner's launch of the BGAN service.

  Limits on Liabilities

        Aside from credits under the SLA, we are not liable to distribution partners under the BGAN Agreement for any direct loss to the distribution partner or third parties arising from any unavailability, delay, interruption or degradation in the BGAN service or BGAN business support system save to the extent caused by our gross negligence, wilful misconduct or fraud.

        Neither party shall be liable to the other or third parties for consequential or indirect loss.

        Except for death or personal injury caused by negligence, each party's liability under the BGAN Agreements is limited to the lesser or greater (depending on the distribution partner) of the value of the BGAN wholesale charges over the preceding 12 month period or $1 million.

        Under each BGAN Agreement, a distribution partner is required to make commercially reasonable efforts to include provisions stating that we are not liable to any party for any losses in any contracts entered into with either service providers or subscribers.

  Termination

        Apart from the termination right referred to under the paragraph entitled "Performance" above:

  •
  either party may terminate for a material breach by the other party if the breach is not remedied within 30 days;

  •
  either party may terminate if the other party becomes insolvent or is or likely to be wound up or declared bankrupt;

  •
  either party may terminate its BGAN Agreement if a force majeure event occurs and subsists for more than 60 days and is not resolved within a further seven days;

  •
  we may terminate for late payment in excess of 90 days by the distribution partner;

  •
  we may terminate by giving 12 months' prior notice of our intention to cease providing BGAN services; and

  •
  the distribution partner may terminate by giving 12 months' prior notice of its intention to cease providing BGAN services.

Lease Services Provider Agreements

        We have a lease services distribution agreement (each a "Lease Agreement") with entities wishing to provide satellite resources for a pre-arranged, fixed term (as opposed to on-demand services) for an end-user's exclusive use. Radio-determination services are excluded from these agreements. We have discretion under our Lease Agreements to vary, amend or restrict the lease services we offer. A relatively small number of our distribution partners have elected to provide lease services and enter into a Lease Agreement. Each Lease Agreement has annexed to it, among other things, model terms and conditions for a specific lease contract and a lease policy governing the lease process, to which the model terms and conditions conform.

  Term

        Each Lease Agreement is for a fixed term expiring on the 14 April 2009 unless subject to prior termination in accordance with its terms. Termination or expiry of a Lease Agreement does not affect the term of any specific lease, which is governed by the termination provisions of the lease contract.

  Eligibility

        To be eligible to enter into a Lease Agreement:

  •
  where the lease services are to be provided via a lease services provider's land earth station, the lease services provider must provide the land earth station; and

  •
  where the lease services are to be provided via our ground infrastructure on our Inmarsat-4 or subsequent generation satellites, the lease services provider is not required to provide a land earth station.

        If the lease services provider is to provide BGAN services, the lease services provider must satisfy certain selection criteria relating to its capability, stability, liquidity and performance.

  Pricing

        We may vary the price of our lease service offerings in accordance with the principles laid out in the lease policy, provided that we neither increase the price of specified standard lease service offerings nor reduce specified volume discounts.

  Amendments

        We may amend certain parts of our Lease Agreement, primarily the model terms and conditions and lease policy, with advance notice and consultation.

        The majority of our Lease Agreements may be modified only by following an amendment procedure, which requires the consent of lease service providers representing 66 2/3% of revenues of all responding lease service providers over the 12-month period preceding the amendment.

  Service Level

        We must use our reasonable endeavours to meet the following network performance objectives:

  •
  a minimum satellite availability of 99.9% per annum and a target availability of 99.99% per annum; and

  •
  a minimum network availability of 99.9% over any period no less than three months and a target performance level of 99.96% over the same period.

  Termination

        Termination may occur in the following circumstances:

  •
  lease services providers may terminate for convenience upon 30 days' notice if they have no lease contracts in effect;

  •
  either party may terminate a Lease Agreement where the other party is in default in the performance of any material term under the agreement and has failed to cure the default within 60 days from the date of written notice from the terminating party;

  •
  either party to a Lease Agreement may terminate if the other party becomes insolvent, enters into administration or liquidation or otherwise ceases or threatens to cease business; and

  •
  by mutual agreement between the parties to a Lease Agreement.

Agreement for the Lease of Capacity on the Thuraya Satellite

        Pursuant to an agreement dated 26 July 2000 with Thuraya Satellite Telecommunications Company, Thuraya has agreed to lease to us satellite capacity on its satellite. We currently provide our Regional BGAN services over the Thuraya satellite.

  Term

        The lease expires on 31 December 2005, although we are currently leasing capacity on a month-by-month basis and may terminate our obligation to lease capacity by giving one calendar month's notice.

  Price

        Our monthly lease expense varies depending on aggregate monthly satellite capacity we request under the lease. However, we must make minimum payments under the lease even if we do not use the allocated capacity.

  Service Level

        If our leased capacity from Thuraya is not available for more than 421 minutes in any calendar month, we are entitled to credits for outage time exceeding the first 421 minutes. The credit is limited to an amount that does not exceed 1% of total annual charges paid to Thuraya in that year.

  Distribution

        We have agreed to consider offering Thuraya the opportunity to act as a distribution partner of our BGAN services on conditions no more favourable than those we offer to any other distribution partner.

  Termination

        The agreement may be terminated by either party, after consultation and by reasonable notice in writing, if the other party is subject to insolvency proceedings.

        If one party's breach of contract is not cured within 30 days after receiving a notification of breach from the other party, the matter is referred to representatives of the parties. If these representatives fail to resolve the matter within 30 days, it is referred to the London Court of International Arbitration.

Inmarsat-4 Satellites Construction Contract with Astrium

        On 11 May 2000, we entered into an agreement with Astrium SAS (now known as EADS Astrium) for the construction of three Inmarsat-4 satellites to be delivered on agreed dates. We have agreed, pursuant to certain change notices, to defer our entitlement to certain liquidated damages for late delivery of satellites. We granted the deferral as an incentive for Astrium to deliver the satellites prior to the agreed delivery dates. In addition, certain of our payment obligations under the original agreement have been deferred with effect from 14 May 2004 for a period of 540 days.

        The first of the Inmarsat-4 satellites to be constructed pursuant to this agreement was successfully launched in March 2005.

  Term

        For each satellite, the agreement terminates 40 calendar quarters after its successful injection into its orbital location.

  Prices

        The total price that we must pay Astrium includes the construction of three satellites, post-launch milestone and performance incentive payments and expected storage costs of F3. The payments will accrue in accordance with a milestone events schedule, with pre-launch milestones accounting for approximately 80% of the contract price, tied to such events as specific systems deliveries and acceptance reviews, subject to the payment deferral discussed above. Post-launch milestone payments will accrue upon events such as successful orbital injection and completion of certain in-orbit tests. In addition to milestone payments, for each satellite successfully launched and satisfactorily operated during 40 calendar quarters after successful injection, Astrium may receive performance incentive payments from us. The aggregate of the post launch milestone and incentive payments is approximately 20% of the contract price.

        As is typical in such contracts, there are often change orders that will affect pricing during the satellite construction phase. Since we entered into this agreement we have agreed to a number of contract changes, which have increased the contract price above the original price, although a portion of the increase has been offset by liquidated damages due from Astrium.

  Option

        Astrium has granted us the following option under the agreement:

  •
  an option exercisable at any time, to require satellites to be stored by Astrium for a maximum period of five years. At certain times we must pay storage charges and interest on performance incentives to Astrium. If we do not launch a satellite within five years of storing it, we must pay Astrium the remaining purchase price of the satellite, including associated post-launch incentive payments, regardless of whether the satellite is launched.

  Consequences of Failure to Perform

        We are entitled to the following payments from, and have the following remedies against, Astrium in the following circumstances:

  •
  if certain specified milestones or completion deadlines are not met, we receive damages up to a pre-agreed maximum;

  •
  if Astrium anticipates that it cannot deliver a satellite by an agreed final date (for F2, 8 August 2005 and for F3, 22 February 2006), and in the absence of a negotiated alternative, we notify Astrium that we are treating the contract as discharged with respect to all or part of the work related to the satellite affected by the breach and choose between the following remedies:

  •
  accept all or part of the work affected by the discharge and pay Astrium fair and reasonable value for that work. Astrium must compensate us for the increased costs we incur to complete this work, up to a maximum of a percentage of the total contract price; or

  •
  receive a refund of all amounts paid by us for the work completed together with interest at the London Interbank Offered Rate from the date of each payment until the date of reimbursement. In addition Astrium must also compensate us for any increased costs we incur in procuring alternative equipment and/or services,

  •
  if Astrium fails promptly to correct satellite deficiencies notified by us, we can choose:

  •
  to have all deficiencies corrected by other means at Astrium's cost (up to a maximum of 10% of the price of the relevant satellite); or

  •
  not to have the deficiency corrected but to negotiate an equitable reduction in the price and a limitation on the satellite performance incentive payment; and

  •
  if Astrium fails to cure any other breach of the agreement within 30 days after it receives our notification of the breach, we may seek any remedy legally available to us.

        In the event Inmarsat exercises certain remedies for breach, Astrium may elect to terminate the arrangement for payment deferral, and all payment obligations by either party will be immediately due and payable.

        If we fail to make payments due under the agreement within 30 days of a written request to do so, Astrium may either suspend work and obtain an equitable increase in the contract price or terminate the contract.

        We and Astrium have given indemnities that are customary in the satellite services industry. Astrium does not warrant satellites after launch or indemnify us from liabilities caused by any satellite after it has been launched.

        Neither party is liable for consequential loss and the maximum liability of each party is capped at the contract price.

  Warranty

        Astrium provides a warranty that covers equipment (including the three Inmarsat-4 satellites and ancillary equipment) and services, such as launch support and transportation and storage services. The warranty provides that all equipment will be free from defects in design, material or workmanship (unless waived by us in writing pursuant to a request from Astrium), that services will be performed in a skilful and workmanlike manner, and that both will conform to the requirements specified in the contract.

        For the satellites this warranty will run from the date of final satellite acceptance until launch, or for five years of storage. For services and all other equipment the warranty period will be one year from completion or final acceptance, respectively.

        In the case of defective or non-conforming equipment or services, we may require Astrium to repair or replace the same at its own expense.

  Termination

        In addition to the circumstances which may give rise to a right to terminate summarised under "Consequences of Failure to Perform" above, the agreement may be terminated in the following circumstances:

  •
  by us, in whole or in part at any time, if Astrium either becomes insolvent or goes into liquidation, or resorts to fraudulent practices in carrying out the contract;

  •
  by us, in whole or in part, at our convenience (in which case, we must pay termination charges, including a fixed profit element, to Astrium), at any time except in relation to a satellite that we have finally accepted; and

  •
  by us, if force majeure events delay delivery by more than 180 days or permanently prevent Astrium from complying with the timetable (in which case, we must pay Astrium a portion of the termination charge we would have paid if we had terminated for convenience). If we terminate the agreement for force majeure events, beneficial ownership of the work is equally shared between Astrium and us for a certain period following termination and if Astrium sells the work during this period, we will be entitled to receive a proportion of the proceeds (net of Astrium's costs). If Astrium sells the work after this period, we will not receive any proceeds.

Launch Services Contract with Sea Launch

        In December 2003, we entered into an agreement with Sea Launch Limited Partnership to provide one launch on a Zenit 3SL launch vehicle and an option for an additional launch vehicle for our Inmarsat-4 satellites. We currently intend to use a Sea Launch vehicle for the launch of our second Inmarsat-4 satellite. The prices for this launch and for the optional launch are fixed.

        The agreement identifies several events as excusable delays. Neither party is liable for penalties associated with such delays, which include force majeure-type events, interruptions of essential services, or adverse weather or launch safety conditions.

        Neither party gives a warranty and both expressly disclaim all potential liability arising from the agreement, other than as a result of intentional misconduct. We may terminate the agreement for convenience, in which case Sea Launch will be entitled to retain a pre-agreed termination charge. Sea Launch may terminate the agreement in the case any payment remains outstanding for 60 days. In addition, both parties have termination rights for excessive launch postponements (not to include the excusable delays discussed above).

Radio Access Network Contract with Thrane & Thrane

        On 1 July 2001, we entered into an agreement with Thrane & Thrane A/S for the delivery to us, by 31 March 2006, of the ground station equipment we use for satellite interface and other equipment for transmission of our BGAN services.

  Term

        The agreement expires on 1 June 2007, including two years of support services following delivery of the satellite interface equipment, which is scheduled to occur on 31 March 2006.

  Price

        The total contract price covers delivery of the ground station equipment and is payable in successive instalments in accordance with a milestone schedule. We have paid the majority of the contract price.

        If we elect to have Thrane & Thrane provide maintenance support services after the expiry of the equipment warranties, we must pay an annual base price of approximately $1.8 million. This fee is subject to increase based on the annual rate of inflation in Denmark; however, the increase cannot exceed 5% per year. As is typical with agreements of this nature, there are often change orders which affect pricing during the development phase of the equipment. Since we entered into this agreement, we have agreed a number of contract changes.

  Warranty

        Thrane & Thrane warrant all deliverable equipment to be new and free from defects in materials, workmanship and design, and that all services shall be performed in a skilful and workmanlike manner. All services and equipment are warranted to conform to the requirements specified in the agreement. The warranty will run for two years from the date of final acceptance for Thrane & Thrane-developed hardware and software, except that in the case of latent defects not discoverable by acceptance testing or use within the warranty period, it will run from the time of discovery of the latent defect.

        If Thrane & Thrane breach any warranty regarding the quality of the equipment and services provided we can:

  •
  require Thrane & Thrane to correct or replace the defective or non-conforming equipment and services at their expense (if they do not correct or replace the equipment and services within a reasonable period or if they fail to correct or replace the equipment and services effectively, we can have the correction or replacement done by a third party and Thrane & Thrane must reimburse all our costs reasonably incurred); or

  •
  elect not to have the defective or non-conforming equipment and service corrected or replaced and negotiate a price reduction; or

  •
  reject any part of the equipment and services that is in breach of the warranty, in which case Thrane & Thrane must reimburse us for any amounts which we have already paid for the equipment and services.

  Remedies for Unsatisfactory Service and Support

        If Thrane & Thrane provide us with an unsatisfactory performance (meaning performance that does not comply with the technical and functional requirements set out in the agreement or system availability that does not meet the minimum requirements agreed by the parties), we are entitled to damages of up to a maximum $20,000 per month. If Thrane & Thrane chronically provide us with unsatisfactory performance (meaning system performance is below agreed standards of availability for three consecutive months), we:

  •
  are entitled to damages of up to 50% of our annual warranty or maintenance payment (equivalent to approximately $900,000);

  •
  may terminate the agreement, in which case Thrane & Thrane must pay the increased costs (not to exceed the total price) actually incurred by us in procuring a replacement service; or

  •
  continue to receive the service but negotiate lower performance standards and new lower prices.

        Thrane & Thrane's liability is limited to direct damages and does not extend to indirect, consequential or special damages, including loss of profit or business.

  Termination

        We may terminate this agreement without prejudice to any other rights and remedies which we have under the agreement or under the law:

  •
  if Thrane & Thrane fail to remedy a breach of any of their material obligations within 30 days after we request them to do so in writing;

  •
  if Thrane & Thrane become subject to insolvency procedures;

  •
  for anticipatory breach, repudiation, inability to perform or lack of due diligence which Thrane & Thrane fail to remedy within 30 days of our notice; or

  •
  if after notice to Thrane & Thrane that time is of the essence in relation to specific obligations, they have not performed such obligations by a reasonable date stated in our notice.

        If we terminate this agreement for cause (i.e., for those reasons above) we may receive the following remedies:

  •
  we may, at our sole discretion, take over all or part of the work completed prior to the termination, in which case, Thrane & Thrane must compensate us for any increased cost reasonably incurred in completing the work; or

  •
  if we do not elect to take over and complete all or any part of the work completed prior to the termination, Thrane & Thrane must refund to us all amounts paid by us for that work and pay the increased cost that we reasonably incur in procuring alternative goods and/or services.

        In addition:

  •
  if Thrane & Thrane chronically provide us with unsatisfactory service or support; or

  •
  if a force majeure event delays the delivery timetable by more than six months, or permanently prevents Thrane & Thrane from complying with the delivery timetable (in which case the financial consequences of the termination will be determined, with the object of equal apportionment between Thrane & Thrane and us, by negotiation, or if agreement cannot be reached, by arbitration), we may terminate this agreement or may renegotiate the agreement. However, in these circumstances we do not have the right to take over and complete the work as described above.

Core Network Infrastructure Contract with Ericsson

        On 1 November 2001 we entered a contract with Ericsson Limited for the delivery to us, by 30 April 2004, of ground station equipment comprising our core network infrastructure we use to control transmission of our services from BGAN terminals to terrestrial fixed and mobile networks.

Ericsson delivered this system to us on 18 September 2004, following an extension of approximately two months.

  Term

        This agreement expires concurrently with Ericsson's equipment warranty, which we expect to occur on 30 September 2006.

  Price

        The total contract price (excluding any additional equipment and services) is payable in instalments in accordance with a milestone schedule.

        Under the agreement, Ericsson has agreed to provide us with maintenance or warranty support services after the expiration of Ericsson's equipment warranty, for which we must pay Ericsson an annual base price that is to be determined. The price is subject to an annual increase.

  Warranty

        Ericsson warrants all deliverable equipment to be new and free from defects in materials, workmanship and design, and that all services shall be performed in a skilful and workmanlike manner. All services and equipment are warranted to conform to the requirements specified in the agreement. The warranty runs for two years from the date of final acceptance for hardware, software and documentation, except that in the case of latent defects not discoverable by acceptance testing or use within the warranty period, it will run from the time of discovery of the latent defect.

        If Ericsson breaches any warranty regarding the quality of the equipment and services provided we can:

  •
  require Ericsson to correct or replace the defective or non-conforming equipment and services at their expense (if they do not correct or replace the equipment and services within a reasonable period or if they fail to correct or replace the equipment and services effectively, we can have the correction or replacement done by a third party, and Ericsson must then reimburse all our costs reasonably incurred); or

  •
  elect not to have the defective or non-conforming equipment and service corrected or replaced and negotiate a price reduction; or

  •
  reject any part of the equipment and services that is in breach of the warranty, in which case Ericsson must reimburse us for any amounts which we have already paid for the equipment and services.

  Indemnity

        We have agreed to indemnify Ericsson up to a maximum of $500,000 in respect of claims made against Ericsson that speech coding software licensed to us by Digital Voice Systems (which is used by Ericsson in the core network) infringes the intellectual property rights of a third party.

  Consequences of Failure to Perform

        If Ericsson breaches its warranty regarding the quality of equipment and services provided under the agreement, we can require Ericsson to correct or replace any defective on non-conforming equipment and services at Ericsson's expense. If Ericsson fails to do so within a reasonable period, or it if fails to correct or replace the equipment or services effectively, we have the right to correct or replace such equipment or services and require Ericsson to reimburse all of our reasonable costs incurred in so doing.

  Remedies for Unsatisfactory Service and Support

        If Ericsson provides us with unsatisfactory performance (meaning system availability that does not meet the minimum requirements agreed by the parties), we are entitled to damages of up to a maximum of $20,000 per month. If Ericsson chronically provides us with unsatisfactory performance (meaning system performance is below agreed upon standards of availability for three consecutive months) or does not comply with the functional requirements set out in the agreement, we may:

  •
  receive remedies not to exceed 50% of the annual warranty or maintenance payment;

  •
  terminate the agreement, in which case Ericsson must pay the increased costs (not to exceed the total price) we actually incur to procure a replacement service; or

  •
  continue to receive the service, but negotiate lower performance standards and new lower charges, subject always to the right to terminate set out above.

        Ericsson's liability is limited to direct damages and does not extend to indirect, consequential or special damages, including loss of profit or business. Ericsson's total liability, excluding liability in relation to personal injury or death, loss or damage to property (which is subject to a cap of the greater of $8 million or Ericsson's insurance cover), remedies for late delivery and certain specified intellectual property liabilities, cannot exceed 95% of the price we paid under the agreement.

  Termination

        We may terminate this agreement without prejudice to any other rights and remedies which we have under this agreement or by law:

  •
  if Ericsson fails to remedy a breach of any of its material obligations within 30 days after we request it to do so in writing;

  •
  for anticipatory breach, repudiation, inability or failure to perform or lack of due diligence which Ericsson fails to remedy within 30 days of our notice;

  •
  if, after undue delay by Ericsson, we notify them that time is of the essence for the performance of certain obligations specified in the agreement and Ericsson has not performed such obligations by a reasonable date stated in our notice; or

  •
  if Ericsson chronically provides us with unsatisfactory performance or fails to complete work by the due dates.

        Ericsson may terminate the agreement if we fail to pay any sums by the due date and we fail to remedy this within 30 days of being requested to pay by written notice.

        Either party may terminate the agreement if the other party becomes subject to insolvency procedures or is unable to pay its debts.

BGAN Business Support System Contract with Danet

        On 12 June 2003, we entered into an agreement with Danet GmbH pursuant to which Danet has agreed to provide services, equipment and programmes in connection with the BGAN Business Support System. The BGAN Business Support System will provide business management functions for the BGAN and Regional BGAN services, with emphasis on timely customer administration, customer management and complex rating of call detail records (billing).

        Under the agreement, Danet has agreed to provide overall programme management for the implementation of the BGAN Business Support System, and to manage deliverables under all third party contracts and sub-contracts related to BGAN Business Support System. Danet is also integrating BGAN Business Support System modules, external interfaces and the current BGAN Business Support

System, and will ensure that all necessary internal and external interfaces comply with our standards and requirements.

        Their work includes designing, testing, installing and configuring computer programmes, providing and installing hardware and providing support and maintenance, in each case, for the BGAN Business Support System.

  Warranty

        Under the agreement, Danet has warranted all programmes, hardware and services provided under the agreement for 24 months after our final acceptance, which is achieved after the software passes all testing milestones and we accept it. Danet has agreed to remedy all defects at their cost discovered during that period following written notice.

  Term

        The effective date of this agreement is 12 June 2003. A milestone schedule for various design reviews and acceptance tests culminates in a dry run of the migration of the Regional BGAN system to the BGAN system. Final acceptance of the support system took place in April 2005.

  Price

        Payments of the contract price are due in accordance with a five-year milestone schedule. We have agreed to pay an additional annual maintenance fee beginning 24 months after our final acceptance.

  Liquidated Damages

        If Danet were to fail to deliver the software to us on schedule due to delays by Danet or its sub-contractors, Danet would have to pay us liquidated damages in the amount of $18,000 per day past the completion date, up to a maximum of 5% of the contract value.

  Termination

        We may terminate the agreement at our convenience upon 30 days' notice to Danet. Notice of termination has to become effective on the scheduled date for completion of any milestone. Termination charges will be determined following good faith negotiations between us and Danet based on the cost of work performed to date, and taking into account reasonably necessary losses of contract, revenue, costs and expenses.

        We may also terminate the agreement if Danet has made a false, inaccurate or misleading statement that has a material effect on the agreement, or if Danet were to take any action that might invalidate or subject to dispute our title to intellectual property rights.

        Either Danet or we may terminate this agreement upon a material breach, or any other breach not remedied within 30 days, an insolvency-type event or cessation to exist. This agreement will also terminate upon the occurrence of a force majeure event lasting for more than 30 days.

  Liability

        Each party gives standard indemnities to the other party for loss or damage to any property or injury or death of any person caused by negligence, omission or wilful misconduct. Except for injury or death of any person, such liabilities are limited to $5 million.

        Liabilities for any other damage or loss arising in connection with this agreement are limited in the aggregate for a single or a series of incidents from the same event to (i) $40 million for claims until our final acceptance and (ii) $5 million for claims within the 24-month warranty period.

  Assignment

        An assignment would require the consent of the other party, such consent not to be unreasonably withheld.

DOCUMENTS ON DISPLAY

        We are subject to the informational requirements of the Securities Exchange Act of 1934, or Exchange Act. Accordingly, we file reports, including annual reports on Form 20-F and current reports on Form 6-K, with the U.S. Securities and Exchange Commission, or SEC. As a foreign private issuer, we are not subject to the proxy rules under Section 14 of the short-swing insider profit disclosure rules under Section 16 of the Exchange Act. You will be able to read and copy the reports and other information, including documents we filed as exhibits thereto at the SEC's Public Reference Room by calling the SEC at +1 800 SEC 0330. The SEC maintains an internet site at www.sec.gov that contains reports and other electronically filed information.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The following discussion of estimated amounts generated from a sensitivity analysis is "forward-looking" and involves risks and uncertainties. Actual results could differ materially from those projected due to actual developments in the global financial markets. Such risks principally include country risk, legal risk and political risk that are not represented in the following analyses.

Foreign exchange risk

        We use the U.S. dollar as our functional currency. While almost all of our revenues are denominated in dollars, the majority of our operating expenses and a small proportion of our capital expenditures are denominated in currencies other than the dollar. Therefore, we are exposed to the adverse effect of a weaker dollar against other currencies. Our primary exchange rate exposure is against pounds sterling.

        In order to manage our foreign exchange exposure, we have developed a hedging strategy that requires the purchase of foreign currency to cover our forecast short positions in major currencies. The instruments that we use are forward contracts, typically for up to 18 months. The currency exposure that we hedge is principally our forecasted sterling costs for salaries and other overhead expenses, as well as other currency expenses from time to time. If we believe the dollar may strengthen, we may elect to hedge a smaller proportion of our projected sterling costs.

        The average exchange rate of the forward currency contracts, as well as of any necessary spot market purchases, is applied to all transactions during the respective financial year in which hedging has been arranged.

        Recently the U.S. dollar has significantly weakened against the pound sterling and may continue to weaken in future periods. Although our hedging strategy is designed to limit the short-term impact of the dollar's weakness, in the longer term our results of operations will be adversely impacted by continued weakness of the dollar against the pound sterling. For example, we estimate that a 1% decrease in the value of the dollar against sterling would have reduced our profit before tax for December 31, 2003 and the year ended December 31, 2004 by approximately $0.9 million and $0.9 million, respectively.

        The following table shows information about our foreign exchange forward contracts as at December 31, 2004. All these instruments are entered into for hedging purposes and accounted as such under UK GAAP because they applied to specific expenditure. The table presents the value of the contracts in dollars at the contract exchange rate and at the contract maturity date, as well as the fair value of the contracts.

	Year ended December 31, 2004
	Contract Value	Market Value	Fair Value(1)
	($ in millions)
Sell dollar currency
Forward Contracts
Dollar (sterling)	152.8	165.3	12.5
Dollar (euro)	10.8	11.1	0.3
Dollar (Canadian dollar)	0.5	0.5	0.1

(1)
Fair value represents the difference between the value of the contracts in dollars at the spot rate at December 31, 2004 and the value of the contracts in dollars at the contract exchange rate.

        For U.S. GAAP purposes prior to October 1, 2004, our hedging arrangements did not qualify for hedge accounting under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" and

related pronouncements, and are therefore marked-to-market through the profit and loss account. From October 1, 2004 onwards we have designated the majority of our foreign currency financial instruments as for hedge accounting.

        Under UK GAAP, gains and losses on these hedging instruments are deferred and only recognized in income when the underlying transaction is recorded. Under U.S. GAAP, on derivative instruments must be carried at fair value. Gains and losses under those derivative instruments not designated and documented as qualifying hedging relationships are included in the profit and loss account as they occur. You should read Note 33 to the historical consolidated financial statements of Inmarsat Group Limited for a more detailed explanation of the differences in this respect between U.S. GAAP and UK GAAP.

Interest rate risk

        We are required under our senior credit agreement to hedge the interest rate exposure of not less than two-thirds of the outstanding amount of our term loans. To comply with this requirement, we entered into a three-year interest rate swap in December 2003. Under the swap agreement, we pay a fixed rate of interest on the notional amount and receive the interest based on the U.S. dollar three-month LIBOR rate.

        In the future, we may hedge against the exposure to interest rate risk that we will incur from time to time on other borrowings that is not otherwise required under our senior credit agreement.

        For U.S. GAAP purposes for the year ended December 31, 2003, our interest rate hedges did not qualify for hedge accounting under SFAS 133 "Accounting for Derivative and Hedging Activities" and related pronouncements and are therefore marked-to-market through the profit and loss accounts. However, we have met the qualifications for hedge accounting in the year ended December 31, 2004.

        At December 31, 2003 and December 31, 2004, on the basis of past net cash balances, we estimate that a 1% increase in interest rates would have reduced profit before tax for 2003 and 2004 by approximately $0.6 million and $0.1 million, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Information regarding limitations on the payment of dividends resulting from the issuance of our 7.625% senior notes due 2012 is incorporated by reference to our registration statement on Form F-4/A filed on September 20, 2004 (Registration No 333-115865).

ITEM 15. CONTROLS AND PROCEDURES

Inmarsat Finance plc

        Evaluation of disclosure controls and procedures. We maintain "disclosure controls and procedures" as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosures controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

        Based on their evaluation as of the end of the year covered by this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that, subject to the limitations noted above, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required and that material information related to the Company and its consolidated subsidiaries is made known to management, including the Chief Executive Officer and Chief Financial Officer, particularly during the year when our periodic reports are being prepared.

        There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect such controls after December 31, 2004.

Inmarsat Group Limited

        Evaluation of disclosure controls and procedures. We maintain "disclosure controls and procedures" as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosures controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

        Based on their evaluation as of the end of the year covered by this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that, subject to the limitations noted above, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required and that material information related to the Company and its consolidated subsidiaries is made known to management, including the Chief Executive Officer and Chief Financial Officer, particularly during the year when our periodic reports are being prepared.

        There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect such controls after December 31, 2004.

Inmarsat Investments Limited

        Evaluation of disclosure controls and procedures. We maintain "disclosure controls and procedures" as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosures controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

        Based on their evaluation as of the end of the year covered by this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that, subject to the limitations noted above, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required and that material information related to the Company and its consolidated subsidiaries is made known to management, including the Chief Executive Officer and Chief Financial Officer, particularly during the year when our periodic reports are being prepared.

        There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect such controls after December 31, 2004.

Inmarsat Ventures Limited

        Evaluation of disclosure controls and procedures. We maintain "disclosure controls and procedures" as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosures controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

        Based on their evaluation as of the end of the year covered by this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that, subject to the limitations noted above, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required and that material information related to the Company and its consolidated subsidiaries is made known to management, including the Chief Executive Officer and Chief Financial Officer, particularly during the year when our periodic reports are being prepared.

        There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect such controls after December 31, 2004.

Inmarsat Limited

        Evaluation of disclosure controls and procedures. We maintain "disclosure controls and procedures" as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosures controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

        Based on their evaluation as of the end of the year covered by this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that, subject to the limitations noted above, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required and that material information related to the Company and its consolidated subsidiaries is made known to management, including the Chief Executive Officer and Chief Financial Officer, particularly during the year when our periodic reports are being prepared.

        There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect such controls after December 31, 2004.

Inmarsat Leasing (Two) Limited

        Evaluation of disclosure controls and procedures. We maintain "disclosure controls and procedures" as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosures controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

        Based on their evaluation as of the end of the year covered by this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that, subject to the limitations noted above, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required and that material information related to the Company and its consolidated subsidiaries is made known to management, including the Chief Executive Officer and Chief Financial Officer, particularly during the year when our periodic reports are being prepared.

        There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect such controls after December 31, 2004.

Inmarsat Launch Company Limited

        Evaluation of disclosure controls and procedures. We maintain "disclosure controls and procedures" as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosures controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

        Based on their evaluation as of the end of the year covered by this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that, subject to the limitations noted above, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required and that material information related to the Company and its consolidated subsidiaries is made known to management, including the Chief Executive Officer and Chief Financial Officer, particularly during the year when our periodic reports are being prepared.

        There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect such controls after December 31, 2004.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        The board of directors of Inmarsat Group Holdings Limited (the ultimate parent company of the Group) has determined John Rennocks is an "audit committee financial expert" as this term has been defined under the rules of the New York Stock Exchange and that he is independent. See Item 6—"Directors, Senior Management And Employees—Board of Directors" for a discussion of John Rennock's experience.

        The boards of directors of the issuer and the guarantors do not have an additional audit committee financial expert, as we believe our audit committee financial expert at Inmarsat Group Holdings Limited is sufficient.

ITEM 16B.

        We have adopted a Code of Ethics that applies to all our employees, including our Chief Executive Officer, our Chief Financial Officer, Chief Operating Officer and persons performing similar functions of the issuer and the guarantor companies. Every director, officer, and employee of every Group company are required to conduct business in accordance with the highest standards of personal and professional integrity. The Code sets out the principles to which all employees are expected to adhere and advocate in meeting these standards.    The Code of Ethics is posted on our website at http://www.inmarsat.com/investor_relations. Amendments to or any grant of a waiver from a provision of the Code of Ethics requiring disclosure under applicable SEC rules, if any, will be disclosed on our website at www.inmarsat.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Related Fees

        Under its charter the audit committee of the board of directors reviews and pre-approves all audit and permissible non-audit services performed by PricewaterhouseCoopers LLP as well as the fees charged by PricewaterhouseCoopers LLP for such services. In its review of non-audit services, the audit committee considered whether the provision of such services is compatible with maintaining the independence of PricewaterhouseCoopers LLP. The following table sets forth the aggregate fees billed by PricewaterhouseCoopers LLP in connection with the following services for the years ended December 31, 2003 and 2004:

	Year ended December 31,
	2003	2004
	(US$M)
Audit Fees(1)	0.4	0.6
Audit-Related Fees(2)	0.1	1.3
Tax Fees(3)	0.2	0.1
All Other Fees(4)	2.8	—

Total Fees	3.5	2.0

(1)
This category includes fees for services rendered for the audit of the annual financial statements included in our Annual Report on Form 20-F, review of the quarterly financial statements included in our current reports on Form 6-K and annual regulatory reporting as required by Companies House in the United Kingdom.

(2)
This category includes fees for accounting advice and assistance in implementing accounting standards, services relating to the issuance of the senior notes, and fees for the issuance of comfort letter and assistance with and review of documents filed with the SEC.

(3)
This category includes fees for tax compliance, planning and advice.

(4)
Other principally comprises fees for due diligence services in connection with the acquisition.

        The audit committee has determined that the provision for services rendered above for non-audit services is compatible with maintaining the independence of PricewaterhouseCoopers.

PART III

ITEM 17. FINANCIAL STATEMENTS

        See pages F-1 through F-247

ITEM 18. FINANCIAL STATEMENTS

        We have responded to Item 17 in lieu of responding to this item.

INDEX TO FINANCIAL STATEMENTS & OTHER SUPPLEMENTAL FINANCIAL INFORMATION

Page
INMARSAT GROUP LIMITED
Reports of the Independent Accountants	F-3
Consolidated profit and loss accounts for the year ended December 31, 2002, the periods from January 1, 2003 to December 17, 2003 and December 17, 2003 to December 31, 2003 and the year ended December 31, 2004	F-5
Consolidated statement of group total recognized gains and losses for the year ended December 31, 2002, the periods from January 1, 2003 to December 17, 2003 and December 17 to December 31, 2003 and the year ended December 31, 2004	F-5
Consolidated balance sheets as at December 31, 2002, 2003 and 2004	F-6
Reconciliation of movements in group shareholders' funds for the year ended December 31, 2002, the periods from January 1 to December 17, 2003 and December 17, 2003 to December 31, 2003 and the year ended December 31, 2004	F-7
Consolidated statements of cash flows for the year ended December 31, 2002, the periods from January 1, 2003 to December 17, 2003 and December 17, 2003 to December 31, 2003 and the year ended December 31, 2004	F-8
Notes to the consolidated financial statements	F-9
Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2002, 2003 and 2004	F-67
INMARSAT INVESTMENTS LIMITED
Reports of the Independent Accountants	F-68
Consolidated profit and loss accounts for the year ended December 31, 2002, the periods from January 1, 2003 to December 17, 2003 and December 17, 2003 to December 31, 2003 and the year ended December 31, 2004	F-70
Consolidated statement of group total recognized gains and losses for the year ended December 31, 2002, the periods from January 1, 2003 to December 17, 2003 and December 17, 2003 to December 31, 2003 and the year ended December 31, 2004	F-70
Consolidated balance sheets as at December 31, 2002, 2003 and 2004	F-71
Reconciliation of movements in group shareholders' funds for the year ended December 31, 2002, the periods from January 1, 2003 to December 17, 2003 and December 17, 2003 to December 31, 2003 and the year ended December 31, 2004	F-72
Consolidated statements of cash flows for the year ended December 31, 2002, the periods from January 1, 2003 to December 17, 2003 and December 17, 2003 to December 31, 2003 and the year ended December 31, 2004	F-73
Notes to the consolidated financial statements	F-74
INMARSAT VENTURES LIMITED
Report of the Independent Accountants	F-132
Consolidated profit and loss accounts for the three years ended December 31, 2002, 2003 and 2004	F-133
Consolidated statement of group total recognized gains and losses for the three years ended December 31, 2002, 2003 and 2004	F-133
Consolidated balance sheets as at December 31, 2002, 2003 and 2004	F-134
Reconciliation of movements in group shareholders' funds for the three years ended December 31, 2002, 2003 and 2004	F-135
Consolidated statements of cash flows for the three years ended December 31, 2002, 2003 and 2004	F-136
Notes to the consolidated financial statements	F-137

INMARSAT LIMITED
Report of the Independent Accountants	F-181
Profit and loss accounts for the three years ended December 31, 2002, 2003 and 2004	F-182
Balance sheets as at December 31, 2002, 2003 and 2004	F-183
Reconciliation of movements in shareholders' funds for the years ended December 31, 2002, 2003 and 2004	F-184
Statements of cash flows for the years ended December 31, 2002, 2003 and 2004	F-185
Notes to the financial statements	F-186
INMARSAT LEASING (TWO) LIMITED
Report of the Independent Accountants	F-217
Profit and loss accounts for the three years ended December 31, 2002, 2003 and 2004	F-218
Balance sheets as at December 31, 2002, 2003 and 2004	F-219
Reconciliation of movements in shareholders' funds for the years ended December 31, 2002, 2003 and 2004	F-220
Statements of cash flows for the years ended December 31, 2002, 2003 and 2004	F-221
Notes to the financial statements	F-222
INMARSAT LAUNCH COMPANY LIMITED
Report of the Independent Accountants	F-230
Profit and loss accounts for the period from December 4, 2003 to December 31, 2003 and the year ended December 31, 2004	F-231
Balance sheet as at December 31, 2003	F-232
Reconciliation of movements in shareholders' funds for the period from December 4, 2003 to December 31, 2003 and the year ended December 31, 2004	F-233
Notes to the financial statements	F-235
INMARSAT FINANCE PLC
Report of the Independent Accountants	F-238
Profit and loss accounts for the period from October 13, 2003 to December 31, 2003 and the year ended December 31, 2004	F-239
Balance sheet as at December 31, 2003 and 2004	F-240
Reconciliation of movements in shareholders' funds for the period from October 13, 2003 to December 31, 2003 and the year ended December 31, 2004	F-241
Notes to the financial statements	F-243

INMARSAT GROUP LIMITED

Report of Independent Registered Public Accounting Firm

         To: The Board of Directors and Shareholders of Inmarsat Group Limited.

        We have audited the accompanying financial statements of Inmarsat Group Limited, included in these financial statements as the successor, which comprise the consolidated balance sheets as at December 31, 2003 and 2004 and the consolidated profit and loss accounts, reconciliation of movements in group shareholders' funds, consolidated statement of group total recognized gains and losses, consolidated statement of cash flows and the notes to the consolidated financial statements for the period from December 17, 2003 to December 31, 2003 and for the year ended December 31, 2004. As described in Note 1, these financial statements have been prepared on the basis of accounting principles generally accepted in the United Kingdom. The financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those U.S. standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inmarsat Group Limited at December 31, 2003 and 2004, and the results of its operations and its cash flows for the period from December 17, 2003 to December 31, 2003 and for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United Kingdom. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated statements.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

PricewaterhouseCoopers LLP
London
April 29, 2005

Report of Independent Registered Public Accounting Firm

        To: The Board of Directors and Shareholders of Inmarsat Group Limited as successor to Inmarsat Ventures Limited (formerly Inmarsat Ventures plc).

        We have audited the accompanying financial statements of Inmarsat Ventures Limited (formerly Inmarsat Ventures plc), included in these financial statements as the predecessor, which comprise the consolidated balance sheet as at December 31, 2002, and the consolidated profit and loss accounts, reconciliation of movements in group shareholders' funds, consolidated statement of group total recognized gains and losses, consolidated statement of cash flows and the notes to the consolidated financial statements and the financial statement schedule for the years ended December 31, 2002 and for the period from January 1, 2003 to December 17, 2003. As described in Note 1, these financial statements have been prepared on the basis of accounting principles generally accepted in United Kingdom. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and the financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those U.S. standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An, audit, includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inmarsat Ventures Limited (formerly Inmarsat Ventures plc) at December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002 and for the period from January 1, 2003 to December 17, 2003, in conformity with accounting principles generally accepted in the United Kingdom. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated statements.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

PricewaterhouseCoopers LLP
London
April 29, 2005

INMARSAT GROUP LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Predecessor		Successor
	Note	Year ended December 31, 2002 (as restated)	January 1 to December 17, 2003 (as restated)	December 17 to December 31, 2003 (as restated)	Year ended December 31, 2004
		(US$000)
Revenues	2	467,179	494,918	17,108	480,723
Depreciation and amortization	3	(125,648)	(125,402)	(6,862)	(144,454)
Other net operating costs	3	(153,581)	(170,195)	(5,234)	(176,862)

Total operating costs		(279,229)	(295,597)	(12,096)	(321,316)
Group operating profit		187,950	199,321	5,012	159,407
Gain on disposal of tangible fixed assets	4	—	—	—	42,598
Gain on termination of subsidiary undertaking	13	1,000	—	—	—
Interest receivable and similar income	5	5,492	1,945	61	3,886
Interest payable and similar charges	5	(9,256)	(8,888)	(5,841)	(167,511)

Profit/(loss) on ordinary activities before taxation	4	185,186	192,378	(768)	38,380
Taxation (expense)	8	(20,342)	(56,829)	(1,024)	(8,863)

Profit/(loss) after taxation for the year/period	23	164,844	135,549	(1,792)	29,517

        All activities relate to continuing operations. There is no difference between the results as stated above and the historical cost equivalents.

CONSOLIDATED STATEMENT OF GROUP TOTAL RECOGNIZED GAINS AND LOSSES

		Predecessor		Successor
	Note	Year ended December 31, 2002 (as restated)	January 1 to December 17, 2003 (as restated)	December 17 to December 31, 2003 (as restated)	Year ended December 31, 2004
		(US$000)
Profit/(loss) after taxation for the year/period (as restated)	23	164,844	135,549	(1,792)	29,517
Exchange adjustments offset in reserves	23	1,053	5,594	1,420	739

Total recognized gains/(losses) for the year/period		165,897	141,143	(372)	30,256

Prior year adjustment					(18,084)

Total recognized gain since last financial statements					12,172

The accompanying Notes are an integral part of these financial statements.

INMARSAT GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

		Predecessor	Successor
	Note	As at December 31, 2002 (as restated)	As at December 31, 2003 (as restated)	As at December 31, 2004
		(US$000)
Fixed assets
Intangible assets	11	47,876	395,270	456,540
Tangible assets	12	1,139,628	1,371,174	1,179,136
Investments	13	600	—	—

Total fixed assets		1,188,104	1,766,444	1,635,676

Current assets
Stocks	14	3,496	2,072	1,240
Debtors	15	166,949	144,650	160,563
Short-term deposits		2,736	19,189	207,601
Cash at bank and in hand (restricted cash)	24	—	162,667	163,416
Cash at bank and in hand		8,336	102,510	7,485

Total current assets		181,517	431,088	540,305

Creditors—amounts falling due within one year
Loans and other borrowings	18	(13,326)	(365,624)	(29,071)
Other creditors	16	(179,313)	(205,532)	(143,638)

Total creditors: amounts falling due within one year		(192,639)	(571,156)	(172,709)

Net current assets/(liabilities)		(11,122)	(140,068)	367,596

Total assets less current liabilities		1,176,982	1,626,376	2,003,272
Creditors—amounts falling due after more than one year
Loans and other borrowings	18	(97,000)	(1,392,603)	(1,745,807)
Other creditors	17	(36,184)	(33,811)	(67,633)

Total creditors: amounts falling due after more than one year		(133,184)	(1,426,414)	(1,813,440)
Provisions for liabilities and charges	19	(129,885)	(165,805)	(125,340)

Net assets		913,913	34,157	64,492

Capital and reserves
Called up share capital	21	16,250	330	330
Share premium account	23	3,465	34,199	34,199
Other reserve	23	580,671	—	79
Retained earnings/(accumulated losses)	23	313,527	(372)	29,884

Total equity shareholders' funds		913,913	34,157	64,492

The accompanying Notes are an integral part of these financial statements.

INMARSAT GROUP LIMITED

RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS' FUNDS

	Note	Called up share capital	Share premium account	Other reserve	Retained earnings	Total
		(US$000)
Balance at January 1, 2002 (Predecessor) (as restated)		16,200	—	580,671	147,630	744,501

Profit for the financial year as restated		—	—	—	164,844	164,844
Exchange adjustments offset in reserves	23	—	—	—	1,053	1,053
Issue of ordinary share capital		50	3,465	—	—	3,515

Balance at December 31, 2002 (Predecessor) as restated		16,250	3,465	580,671	313,527	913,913

Profit from January 1 to December 17, 2003 as restated		—	—	—	135,549	135,549
Exchange adjustments offset in reserves	23	—	—	—	5,594	5,594

Balance at December 17, 2003 (Predecessor) as restated		16,250	3,465	580,671	454,670	1,055,056

Issue of share capital	21	330	34,199	—	—	34,529
Loss for the period December 17 to December 31, 2003 as restated		—	—	—	(1,792)	(1,792)
Exchange adjustments offset in reserves	23	—	—	—	1,420	1,420

Balance at December 31, 2003 (Successor) as restated		330	34,199	—	(372)	34,157

Profit for the financial year		—	—	—	29,517	29,517
Issue of share options	22	—	—	79	—	79
Exchange adjustments offset in reserves	23	—	—	—	739	739

Balance at December 31, 2004 (Successor)		330	34,199	79	29,884	64,492

The accompanying Notes are an integral part of these financial statements.

INMARSAT GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Predecessor		Successor
	Note	Year ended December 31, 2002	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004
		(US$000)
Net cash inflow/(outflow) from operating activities	24	318,116	352,752	(20,608)	276,293
Returns on investments and servicing of finance
Interest received		1,777	1,749	43	2,428
Interest paid		(2,832)	(1,989)	(92)	(67,912)
Arrangement costs of banking and debt facilities		—	—	(36,891)	(21,466)
Interest element of finance lease rental payments		(30)	(218)	—	(220)

Net cash (outflow) for returns on investments and servicing of finance		(1,085)	(458)	(36,940)	(87,170)

Taxation
UK corporation tax received		26,261	13,705	—	1,078

Net cash inflow from taxation		26,261	13,705	—	1,078

Capital expenditure and financial investments
Purchase of tangible and intangible fixed assets		(382,787)	(201,830)	(22,371)	(140,155)
Sale of tangible fixed assets		—	—	—	125,100

Net cash (outflow) for capital expenditure and financial investment		(382,787)	(201,830)	(22,371)	(15,055)

Acquisitions and disposals
Liquidation of subsidiaries		2,900	600	—	—
Investments		(4,000)	(9,500)	—	—
Payment for acquisitions	10	—	—	(1,510,187)	—
Transaction costs		—	—	—	(34,303)
Cash acquired with subsidiary		—	—	2,586	—

Net cash (outflow) for acquisitions and disposals		(1,100)	(8,900)	(1,507,601)	(34,303)

Net cash inflow/(outflow) before management of liquid resources and financing		(40,595)	155,269	(1,587,520)	140,843

Management of liquid resources
Decrease/(Increase) in short-term deposits		4,620	(60,530)	44,077	(188,412)

Net cash (outflow)/inflow after management of liquid resources		(35,975)	94,739	(1,543,443)	(47,569)

Financing
(Repayment)/increase Bank borrowings		40,000	(87,100)	(12,900)	—
Capital element of finance lease rental payments		(95)	(63)	—	(60)
Issue of ordinary share capital	21	—	—	34,529	—
(Repayment)/increase subordinated parent company loan		—	—	618,783	(100,000)
(Repayment)/issue of Senior credit facilities		—	—	800,000	(62,500)
Issue of Senior notes		—	—	—	480,062
Bridge facility (repayment)/loan		—	—	365,000	(365,000)

Net cash (outflow)/inflow from financing		39,905	(87,163)	1,805,412	(47,498)

(Decrease)/ increase in cash in the year/period	24	3,930	7,576	261,969	(95,067)

The accompanying Notes are an integral part of these financial statements.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     Background, basis of accounting and principal accounting policies

Background

        Inmarsat Group Limited (the "Company") was incorporated on September 3, 2003 as Grapedrive Limited and changed its name to Inmarsat Group Limited on January 6, 2004.

        The Company issued share capital for an aggregate amount of US$34.5 million to Inmarsat Holdings Limited. The proceeds of this issue were used by the Company to acquire issued share capital of Inmarsat Investments Limited (formerly Grapeclose Limited), which was also incorporated on September 3, 2003. Other than the issue of share capital, neither Inmarsat Group Limited nor Inmarsat Investments Limited traded prior to December 17, 2003 (see Note 11).

        On December 17, 2003 an offer by Inmarsat Investments Limited to acquire all the shares of Inmarsat Ventures Limited became unconditional. This transaction has been accounted for as an acquisition in accordance with FRS 6: Acquisitions and Mergers. A final allocation of purchase consideration was completed by December 31, 2004 (see Note 10).

        These financial statements include the consolidated financial statements of Inmarsat Ventures Limited for the year ended December 31, 2002 and the period ended December 17, 2003 ("the predecessor") and the consolidated financial statements of Inmarsat Group Limited for the period from December 17, 2003 to December 31, 2003 and year ended December 31, 2004 ("the successor").

        The capital structure of the Predecessor and its interest charges, goodwill amortization, and tax charges up to 17 December 2003 are significantly different from those that have existed since the acquisition.

        The principal activity of the Company and its subsidiaries (the "Group") is the provision of global mobile satellite communication services.

        Subsequent to the acquisition on December 17, 2003, substantially all funding is financed by shareholder and third party debt facilities as detailed in Note 19.

Basis of accounting

        The consolidated financial statements is prepared under the historical cost convention and in accordance with applicable UK accounting standards.

        The preparation of the consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reported period. The more significant estimates include provisions, pension costs and asset lives. Actual results could differ from those estimates.

        Inmarsat Ventures Limited was acquired on December 17, 2003 for an aggregate price of US$1,544.2 million. The purchase was accounted for as an acquisition. The purchase price was allocated to the assets and liabilities on a preliminary basis for the year ended December 31, 2003. The preliminary allocation of the purchase consideration to net assets comprised approximately US$308.3 million of goodwill, US$33.0 million of identifiable intangible assets and an increase of US$158.2 million in the book value of tangible fixed assets, which, in accordance with UK GAAP, we will amortize or depreciate over varying periods.

        During 2004 the allocation of the purchase consideration was finalized. As a result of this review, goodwill increased by US$95.1 million. The majority of the increase reflects an assessment to our Regional BGAN assets to reflect fair value on acquisition. The complexity of our satellite infrastructure and the timing of the acquisition, meant the data required to finalize the allocation of the purchase price in relation to Regional BGAN was not available until 2004. The adjustment will reduce depreciation and increase amortization in future periods. The assessments have no impact on the commercial Regional BGAN service, which will continue until 2008 without interruption.

Changes in accounting policy and prior year adjustments

        The Group changed its accounting policy in 2004 with regard to the capitalization of interest and has applied the new policy retroactively through retained earnings, interest and depreciation. Under the new policy interest on bank debt taken out to finance capital investment on qualifying assets is expensed. The significant change in the Group's debt structure warranted the revision of the historical policy and therefore the change in accounting policy better reflects our financial position.

        For the years ended December 31, 2002, 2003 and 2004 the change in accounting policy increased interest payable by US$2.6 million, US$4.1 million and US$6.2 million, respectively, and decreased depreciation expense by US$3.3 million, US$3.3 million and US$3.1 million, respectively. The impact on profit before tax was an increase of US$0.7 million for the year ended December 31, 2002 and a decrease of US$0.8 million and US$3.1 million for the years ended December 31, 2003 and 2004, respectively.

Reclassification

        Certain prior year amounts have been reclassified to be consistent with the current year presentation.

Basis of consolidation

        The consolidated financial statements include the accounts of the Company and its domestic and overseas subsidiary undertakings. All inter-company transactions and balances with subsidiaries have been eliminated. The results of subsidiary undertakings established or acquired during the period are included in the consolidated profit and loss account from the date of establishment or acquisition. The results of subsidiary undertakings disposed of during the period are included until date of disposal.

Foreign currency translation

        The functional and reporting currency of the group is the U.S. dollar as the majority of operational transactions are denominated in U.S. dollars. Transactions not denominated in U.S. dollars during the accounting period have been translated into U.S. dollars at an average hedged rate of exchange. Fixed assets denominated in currencies other than the U.S. dollar have been translated at the spot rates of exchange ruling at the dates of acquisition. Monetary assets and liabilities denominated in currencies other than the U.S. dollar for which the Group has purchased forward exchange contracts have been translated at the average hedged rates of exchange contained in those contracts. Differences on exchange are dealt with in the profit and loss account.

        Shares issued by the Company and denominated in a currency other than U.S. dollars are translated at the date of the issue.

        The Group's interest in the underlying net assets of non U.S. dollar subsidiary undertakings is translated into U.S. dollars at year-end rates. The results of subsidiary undertakings are translated into U.S. dollars at average rates of exchange. The adjustment to year-end rates is taken to reserves. Exchange differences that arise on the re-translation of subsidiary undertakings' balance sheets at the beginning of the year and equity additions and withdrawals during the financial year are dealt with as a movement in reserves.

Financial instruments

        The Group uses derivative financial instruments to hedge its exposure to foreign currency and interest rate risk. To the extent that such instruments are matched against an underlying asset or liability, they are accounted for using hedge accounting and therefore, gains and losses are deferred and only recognized upon the maturity of the contract. Where instruments are not matched against underlying asset or liability, losses are accrued in the profit and loss account.

Revenue recognition

        Satellite revenue results from utilization charges that are recognized as revenue over the period during which the satellite services are provided. Other satellite revenues not dependent upon utilization charges (such as designated leased capacity charges) and where the fee is fixed or determinable are recognized as deferred income when a non-cancellable agreement is in force and collectibility is reasonably assured. Deferred income attributable to other satellite revenues represents the unearned balances remaining from amounts receivable from customers pursuant to lease prepayment options. These amounts are recorded as revenues on a straight-line basis over the respective lease terms which are typically for periods from one month to twelve months.

        Our revenues are stated net of volume discounts which increase over the course of the financial year, as specific volume thresholds are met by distribution partners, resulting in lower prices.

        Revenues in respect of long-term contracts at the subsidiary Invsat Limited are calculated in a manner appropriate to the stage of completion of the contracts.

        Operating lease income is accounted for on a straight-line basis with any rental increases recognized during the period to which they relate.

        Revenue also includes income from service contracts, rental income, conference facilities and income from the sale of Regional BGAN terminals. The costs of acquiring these terminals are included in network and satellite operations costs.

Pensions and post-retirement benefits

        The group operates a hybrid pension scheme and a number of defined contribution pension schemes in its principal locations. The hybrid scheme provides benefits on both a defined benefit and defined contribution basis.

        Pension costs for the defined benefit scheme are assessed in accordance with the advice of independent qualified actuaries and are charged to the profit and loss account so as to spread the cost on a straight-line basis over the average service lives of employees. Pension surpluses and deficits are amortized over the expected average remaining service lives of current employees. Pension costs for the defined contribution schemes are charged to the profit and loss account as incurred.

        The group has adopted the transitional rules of Financial Reporting Standard (FRS) 17 "Accounting for retirement benefits." FRS 17 substantially changes the method of accounting for defined benefit pensions. The implementation date for this new standard has been deferred. However, it is expected this standard may have the effect of increasing the pension costs to be included within operating costs, thus reducing operating profit. Pension fund actuarial gains and losses, including investment returns varying from the assumed returns, will be recorded in full in the statement of recognized gains and losses annually. Pension fund deficits, calculated in accordance with prescribed rules in this standard, will be shown in the balance sheet as will any surpluses to the extent the company expects to obtain value from them in the foreseeable future. The transitional disclosures required have been made as a minimum for the years ended December 31, 2002, 2003 and 2004. See Note 25.

        The group recognizes liabilities relating to post-retirement medical benefits in respect of employees in the UK and overseas. The basis of the valuation of the liability is the projected unit method which requires that annual charges are made to the Group's profit and loss account so as to spread the cost of these benefits after retirement, on a systematic basis, over the employees' working lives.

Stock compensation costs

        For the years/periods up to December 17, 2003 the Group recognized charges relating to share options granted to employees provided the grant was not contingent on a future event. Where the grant was contingent, a charge was recognized when the contingency was realized. Share option costs represented the difference between the exercise price of these share options and the fair market value of the underlying ordinary shares on the date of grant. The difference was amortized over the performance period or the vesting period where there was no performance criteria of the applicable options, which ranged between 18 months to four years from the grant date, depending on the share option plan under which they were granted. All the existing share option plans in the predecessor Group were cancelled at the time of the acquisition.

        During 2004 the company adopted FRS 20 "Share-based Payment" for the Inmarsat 2004 Staff Value Participation Plan (the "2004 Plan"). The standard requires that where shares or rights to shares are granted to third parties, including employees, a charge is recognized in the profit and loss account based on the fair value of the right to acquire shares at the date the grant of the right. The Group recognizes charges relating to share options granted over the vesting period of 4 years.

        The Group recognizes a charge for National Insurance contributions on outstanding share options where the options are expected to be exercised. The liability is calculated on the difference between the market value of the underlying shares at the end of the financial year and the option exercise price as it was recognized over the period from the date of grant to the end of the performance period.

Deferred Taxation

        Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profit and loss and the results as stated in the financial information. No deferred tax is recognized on permanent differences.

        Deferred tax is measured at the average tax rates that are expected to apply in the period in which the timing differences are expected to reverse, based on tax rates and law that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis. Deferred tax assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. See Note 8.

Research and development

        Research and development expenditure which does not meet the criteria for capitalization is expensed in the year in which it is incurred. Costs are only capitalized once a business case has been demonstrated as to the technical feasibility and commercial viability. Where capitalized, development costs are amortized on a straight-line basis over their expected useful economic life.

Software development costs

        Software development costs directly relating to the development of new services are capitalized with the tangible fixed assets to which they relate. Costs are capitalized once a business case has been demonstrated as to technical feasibility and commercial viability. Such costs are depreciated over the estimated sales life of the services, which is generally three years.

Acquisitions and goodwill

        On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired.

        Where the fair value of the consideration paid exceeds the fair value of the identifiable separable assets and liabilities acquired, the difference is treated as purchased goodwill. Goodwill is amortized using the straight-line method over its estimated useful life, not exceeding 20 years. This is the period over which the directors estimate that the value of the underlying business acquired is expected to exceed the value of the underlying assets.

        Fees and similar incremental costs incurred directly in making an acquisition are included in the cost of the acquisition and capitalized. Internal costs, and other expenses that cannot be directly attributed to the acquisition, are charged to the profit and loss account.

Space segment assets

        Space segment assets comprise satellite construction, launch and other associated costs. Expenditures charged to space segment projects includes invoiced progress payments, amounts accrued appropriate to the stage of completion of contract milestone payments, external consultancy costs and direct internal costs. Internal costs, comprising primarily of staff costs, are only capitalized when they are directly attributable to the construction of an asset. Progress payments are determined on milestones achieved to date together with agreed cost escalation indices. Deferred satellite payments represent the net present value of future payments dependent on the future performance of each satellite and are recognized in space segment assets when the satellite becomes operational if it is probable that performance criteria will be met. The associated liability is stated at its net present value and included within liabilities. These space segment assets are depreciated over the life of the satellites from the date they become operational and are placed into service.

Assets in course of construction

        Assets in course of construction relate to the next generation Inmarsat-4 satellites and BGAN services. These assets will be transferred to space segment assets and depreciated over the life of the satellites once they become operational and placed into service. No depreciation has been charged on these assets to date.

Other fixed assets

        Other fixed assets are stated at historical cost less accumulated depreciation.

Other intangible assets

        Other intangible assets comprise patents, trademarks, and terminal development costs which are amortized on a straight line basis over their estimated useful lives. See Note 11

Gains and losses on disposal of tangible and intangible fixed assets

        Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the profit and loss account.

Depreciation of fixed assets

        Depreciation is calculated to write off the historical cost of fixed assets, except land, on a straight-line basis over the expected useful lives of the assets concerned. The Group selects its depreciation rates carefully and reviews them regularly to take account of any changes in circumstances. When setting useful economic lives, the principal factors the Group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used. The lives assigned to significant fixed assets are:

Space segment	5–14 years
Fixtures and fittings, and other building-related equipment	10 years
Buildings	40–50 years
Other fixed assets	3–5 years

        As a result of management's regular reassessment of useful lives, the useful lives of our satellites and space segment assets were prospectively changed from October 1, 2004. The changes were made to better reflect the economic life of the Inmarsat-3 satellites resulting from the improvements in satellite technology. As a result depreciation periods were extended for the Inmarsat-3 satellites. The Group's satellite and space segment assets depreciable lives now range from 10 to 14 years, with the exception of our Regional BGAN assets which are 5 years. The Inmarsat-4 satellites have not been placed into service and are currently not being depreciated. However the above depreciable lives will apply when service commences.

Asset impairment

        Tangible fixed assets, intangible fixed assets and goodwill are subject to impairment review in accordance with FRS 11: Impairment of Fixed Assets and Goodwill, if there are events or changes in circumstances that indicate that the carrying amount of the fixed asset or goodwill may not be fully recoverable. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realizable value and value in use. Net realizable value is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset's continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognized in the profit and loss account in the period in which it occurs. If an external event gives rise to a reversal of an impairment loss, the reversal is recognized in the profit and loss account and by increasing the carrying amount of the fixed asset or goodwill in the period in which it occurs. The carrying amount of the fixed asset or goodwill will only be increased up to the amount that it would have been had the original impairment not occurred. For the purpose of conducting impairment reviews, income generating units are identified as groups of assets, liabilities and associated goodwill that generate income that is largely independent of other income streams.

        The assets and liabilities include those directly involved in generating the income and an appropriate proportion of those used to generate more than one income stream. For the purposes of impairment review, all space segment assets are treated as one income generating unit.

Leasing commitments

        Assets acquired under finance leases, which transfer substantially all the rights and obligations of ownership, have been recorded in the balance sheet as fixed assets at their equivalent capital value and are depreciated over the useful life of the asset. The corresponding liability is analyzed between its short-term and long-term components. The interest element of the finance lease is charged to the profit and loss account over the lease period at a constant rate. Rentals payable under operating leases are typically charged in the profit and loss account in equal annual amounts over the term of the lease.

Interest and finance costs

        Interest and finance costs on bank and other debt raised and finance costs previously incurred on finance leases to meet construction costs of satellites are expensed as incurred. Fees incurred on undrawn bank facilities are expensed as incurred.

        Arrangement costs of debt are capitalized and amortized over the life of the debt in accordance with FRS 4: "Capital Instruments". Facility fees are expensed as incurred.

Stocks

        Stocks are stated at the lower of cost and net realizable value. Cost is determined by the average cost method.

Liquid resources

        The Group defines liquid resources as short-term deposits and current asset investments capable of being converted into cash without curtailing or disrupting the business.

Restricted cash

        Restricted cash included in cash at bank and in hand is primarily held in a charged account for capital expenditure.

Provisions

        Provisions, other than in respect of post-retirement benefits and stock compensation for which accounting policies are described above, are recognized when the Group has a legal or constructive obligation to transfer economic benefits arising from past events and the amount of that obligation can be estimated reliably. Provisions are not recognized unless the transfer of economic benefits is probable.

2.     Segmental information

        The Group operates in one segment, the supply of mobile satellite communication services. The Communications Group also has other activities which comprise the operations of its subsidiary entities and other income, principally from conference services at our headquarters building and sale of Regional BGAN terminals. Within the mobile satellite communication services segment, the Group conducts its activities primarily in four business sectors, being maritime, land, aeronautical and leasing.

        An analysis of our revenues is set out below. We have additionally provided revenues by business sector.

	Predecessor		Successor
	Year ended December 31, 2002 (as restated)	January 1 to December 17, 2003 (as restated)	December 17 to December 31, 2003 (as restated)	Year ended December 31, 2004
	(US$000)
Maritime	253,623	236,639	9,017	251,388
Land	125,043	158,891	4,728	133,736
Leasing (including Navigation)	51,440	59,104	2,123	56,868
Aeronautical	11,477	12,560	531	16,922

Total mobile satellite communication services	441,583	467,194	16,399	458,914
Other subsidiary revenue	21,525	20,353	527	14,934
Other income	4,071	7,371	182	6,875

Total revenues	467,179	494,918	17,108	480,723

        Other income has been reclassified from net operating costs for all years presented.

        Other subsidiary revenues include:

	Predecessor		Successor
	Year ended December 31, 2002	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004
	(US$000)
Invsat	20,083	19,205	488	13,227
Rydex	1,442	1,148	39	1,707

Total other subsidiary revenues	21,525	20,353	527	14,934

        For the periods presented below, the following customers (distribution partners), contributed more than 10% of consolidated revenues.

	Predecessor		Successor
	Year ended December 31, 2002	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004
	(US$000)
Customer A	97,483	128,321	4,184	120,095
Customer B	101,902	107,801	3,745	111,528
Customer C	94,898	88,510	3,079	89,015
Customer D	70,764	69,875	2,329	65,721

        Revenues are allocated to countries based on the location of the billable customers (distribution partners). These customers sell services to end users who may be located elsewhere.

	Predecessor		Successor
	Year ended December 31, 2002	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004
	(US$000)
Europe	218,728	230,145	7,779	233,688
North America	140,585	161,747	5,231	150,952
Asia and Pacific	90,420	82,241	2,883	76,341
Rest of the world	17,446	20,785	1,215	19,742

	467,179	494,918	17,108	480,723

        Because of the integrated nature of the satellite infrastructure, it is not feasible to show net assets and the profit before taxation for the periods by geographic location.

3.     Net operating costs

	Predecessor		Successor
	Year ended December 31, 2002	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004
	(US$000)
Own work capitalized	23,749	18,997	1,245	25,858
Network and satellite operations	(17,854)	(38,853)	(2,020)	(50,004)
Other external charges	(73,235)	(83,411)	(1,897)	(67,093)

Total external charges	(91,089)	(122,264)	(3,917)	(117,097)
Staff costs (see below)	(86,241)	(66,928)	(2,562)	(85,623)

Total other net operating costs	(153,581)	(170,195)	(5,234)	(176,862)

Depreciation and amortization	(125,648)	(125,402)	(6,862)	(144,454)

Total operating costs	(279,229)	(295,597)	(12,096)	(321,316)

Wages and salaries	(75,540)	(56,231)	(2,137)	(74,464)
Social security costs	(5,951)	(6,634)	(264)	(6,661)
Pension costs	(4,750)	(4,063)	(161)	(4,419)
Equity-settled share based payments	—	—	—	(79)

Total staff costs	(86,241)	(66,928)	(2,562)	(85,623)

        Own work capitalized comprises primarily staff costs, which are only capitalized when they are directly attributable to the construction of an asset. In addition, the group incurred fees of US$3.0 million in 2003 in connection with the acquisition and US$1.3 million in 2004 in connection with the notes offering with the auditors. These costs have been included in the transaction costs.

        Staff costs for the year ended December 31, 2002 and 2004 include redundancy costs of US$9.1 million and US$9.3 million, respectively (see Note 19). Staff costs for the year ended December 31, 2002 also included US$3.5 million in respect of employee share awards.

        Staff costs in 2004 include equity-settled share-based payments of US$0.1 million related to the 2004 Plan. The number of Shares available for the grant of options under the 2004 plan and details of share options granted are set out in Note 22.

4.     Profit on ordinary activities before taxation

        Profit on ordinary activities before taxation is stated after charging/(crediting):

		Predecessor		Successor
	Note	Year ended December 31, 2002 (as restated)	January 1 to December 17, 2003 (as restated)	December 17 to December 31, 2003 (as restated)	Year ended December 31, 2004
		(US$000)
Gains on termination of subsidiary undertaking	13	(1,000)	—	—	—
Depreciation of tangible assets:
—Leased		75	48	2	67
—Owned		124,899	117,686	5,831	119,910
Amortization of intangible assets		—	7,668	425	4,084
Asset impairment		281	—	—	—
Amortization of goodwill on subsidiaries and acquisitions		674	—	604	20,393
Operating lease rentals
—Land and buildings		716	551	22	3,112
—Services equipment, fixtures and fittings		2,958	2,402	117	1,941
—Space segment		13,131	30,258	1,781	40,398
Auditors' remuneration and expenses—audit services		336	385	16	581
Auditors' remuneration and expenses—non-audit services		1,190	78	—	178
Staff costs	3	86,241	66,928	2,562	85,623
Advertising costs		16,643	15,978	664	9,293
Research and development costs		5,684	543	35	541
Non-operating Gain on disposal of tangible fixed assets		—	—	—	(42,598)
IPO costs written off		2,724	—	—	—

        The Group incurred non-audit fees of US$1.0 million during the year ended December 31, 2002 in relation to the Predecessors' proposed IPO. In addition, the Group incurred fees of US$3.0 million in 2003, in connection with the acquisition and US$1.3 million in 2004, in connection with the notes offering with the auditors. These costs have been included in the transaction costs.

        In addition to the audit fees disclosed above, the Group's Pension Plan incurred audit fees from the Group's auditors of US$14,841, US$18,870 and US$18,230 for the years ended December 31, 2002, 2003 and 2004 respectively.

        On November 30, 2004 the company entered into a sale and 25-year leaseback contract for the headquarters building at 99 City Road, London. The gross proceeds from the sale of the building were US$125.1 million, which resulted in a gain on disposal of this asset of US$42.6 million in the year ended December 31, 2004. The annual rental of the building in future periods will be approximately US$8.0 million (£4.5 million). In the year ended December 31, 2004 rental costs were US$0.8 million.

5.     Interest

	Predecessor		Successor
	Year ended December 31, 2002	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004
	(US$000)
Interest and facility fees payable on bank loans and overdrafts	(6,032)	(6,001)	(5,061)	(9,507)
Interest on senior notes and facilities	—	—	—	(70,750)
Interest on subordinated parent intercompany loan	—	—	(674)	(77,266)
Amortization of debt issue costs	—	—	—	(7,139)
Interest payable under finance lease contracts	(30)	(218)	—	(220)
Accretion of discount on deferred satellite liabilities	(3,194)	(2,669)	(106)	(2,629)

Total interest payable and similar charges	(9,256)	(8,888)	(5,841)	(167,511)
Bank interest receivable and other interest	3,120	320	44	3,817
Realized gain on cross currency interest rate swaps	2,372	1,429	—	—
Late payment interest and inland revenue interest	—	196	17	69

Total interest receivable and similar income	5,492	1,945	61	3,886

Net interest payable	(3,764)	(6,943)	(5,780)	(163,625)

        The Group changed its accounting policy in 2004 with regard to the capitalization of interest and has applied the new policy retroactively through retained earnings, interest and depreciation. Under the new policy interest on bank debt taken out to finance capital investment on qualifying assets is expensed. For the years ended December 31, 2002, 2003 and 2004 the change in accounting policy increased interest payable by US$2.6 million, US$4.1 million and US$6.2 million respectively. See Note 23.

6.     Employee numbers

        The average monthly number of people (including the Executive Directors) employed during the period by category of employment:

	Year ended December 31,
	2002	2003	2004
Network and satellite operations	142	145	138
Marketing and business development	130	117	114
Product development and engineering	131	116	117
Business infrastructure, administration, finance and legal	193	159	145

	596	537	514

7.     Directors' remuneration

        The main elements of the remuneration package offered to the executive directors were:

Basic salary and benefits

        Basic salary was structured by the Remuneration Committee by taking into account the responsibilities, individual performance and experience of the executive directors, as well as the market place for executives in a similar position. Salary reviews were generally determined annually and adjustments would occur if necessary in relation to market practice and after a formal appraisal process of performance. The executive directors' salaries were not increased for the 2002, 2003 and 2004 financial years.

        Benefits included private healthcare insurance, long-term disability insurance, life assurance, and for one of the executive directors, cash payments in lieu of a company car. The benefits were non-pensionable.

Annual bonus

        The executive directors are paid a bonus upon achievement of challenging objectives linked to group financial and operational performance. For the Chairman/Chief Executive Officer, under his service agreement, the target level of bonus is 100 per cent of basic salary. For the Chief Financial Officer and the Chief Operating Officer, the target level of bonus is 50 per cent of basic salary which may be increased subject to actual individual and corporate performance.

        The Remuneration Committee approves the objectives for the executive directors, which are set at the start of each financial year and reviewed thereafter.

Pensions

        The executive directors are the only directors accruing benefits in the group's defined contribution pension plans. Pensionable salary is limited to basic salary, excluding all bonuses and other benefits, up to the UK earnings cap (2004: £102,000; 2003 £99,000 and 2002: £97,200). Mr Butler and Mr Medlock are members of the pension plan for employees who will draw a UK pension. Mr Sukawaty is a member of the 401K plan for US employees.

	Year ended December 31,
	Salaries/Fees				Bonus			Benefits			Compensation for loss of office 2004	Total			Pension
				Share Award 2002
	2002	2003	2004		2002	2003	2004	2002	2003	2004		2002	2003	2004	2002	2003	2004
	(US$000)
Executive directors
Andrew Sukawaty (appointed January 7, 2004)	—	—	356	—	—	—	387	—	—	21	—	—	—	764	—	—	33
Rick Medlock (appointed September 27, 2004)	—	—	91	—	—	—	213	—	—	7	—	—	—	311	—	—	4
Michael Butler(3) (appointed December 17, 2003)	—	15	380	—	—	12	298	—	—	9	—	—	27	687	—	1	15
Michael Storey(1)(4) (resigned March 5, 2004)	471	465	89	—	471	754	—	51	90	9	1,371	993	1,309	1,469	60	18	12
Ramin Khadem(2)(4) (resigned July 30, 2004)	319	315	247	—	302	379	—	25	44	30	1,344	646	738	1,621	79	78	61
Non-executive directors
Henry Chasia (resigned December 17, 2003)	53	57	—	6	—	—	—	—	—	—	—	59	57	—	—	—	—
Richard Vos (resigned December 17, 2003)	145	174	—	19	—	—	—	—	—	—	—	164	174	—	—	—	—
John Rennocks(6) (resigned December 17, 2003)	87	104	—	15	—	—	—	—	—	—	—	102	104	—	—	—	—
Edward Berger (resigned December 17, 2003)	47	55	—	7	—	—	—	—	—	—	—	54	55	—	—	—	—
Raymond Ch'ien (resigned July 25, 2003)	44	25	—	6	—	—	—	—	—	—	—	50	25	—	—	—	—
Dick Hoefsloot (resigned December 17, 2003)	49	57	—	6	—	—	—	—	—	—	—	55	57	—	—	—	—
Britt Carina Horncastle (resigned June 6, 2003)	46	20	—	6	—	—	—	—	—	—	—	52	20	—	—	—	—
Raynald Leconte (resigned December 17, 2003)	44	50	—	6	—	—	—	—	—	—	—	50	50	—	—	—	—
Bo Ake Lerenius (resigned December 17, 2003)	45	55	—	7	—	—	—	—	—	—	—	52	55	—	—	—	—
Phillip Permut (resigned December 17, 2003)	57	58	—	6	—	—	—	—	—	—	—	63	58	—	—	—	—
Artur Schechtman (resigned December 17, 2003)	46	56	—	7	—	—	—	—	—	—	—	53	56	—	—	—	—
Johannes Van Moorsel (resigned December 17, 2003)	—	34	—	—	—	—	—	—	—	—	—	—	34	—	—	—	—

	1,453	1,540	1,163	91	773	1,145	898	76	134	76	2,715	2,393	2,819	4,852	139	97	125

Note: £:US$ exchange rate used was 1.49 for 2004, 1.43 for 2003 and 1.45 for 2002.
The 2003 fees for those non-executive directors in office until December 17, 2003 include additional amounts in recognition of attendance at additional board meetings regarding the private equity transaction.
As part of the acquisition of Inmarsat Ventures Limited by Inmarsat Investments Limited (formerly Grapeclose Limited), all the directors who held shares in the Company were able to sell their shares or, if applicable, elect to become a shareholder in Inmarsat Group Holdings Limited.

(1)
In accordance with his service agreement, bonus payment for the year 2003 included a bonus in respect of the successful completion of the private equity process.

(2)
Payment for the year 2002 included a bonus payment in respect of work undertaken on preparations for the proposed IPO and payment for the year 2003 included a bonus in respect of work undertaken on the private equity process.

(3)
Mr Butler also received an option cancellation payment but this was not associated with his appointment as director.

(4)
In addition, under the terms of the cash offer for Inmarsat Ventures Limited by Inmarsat Investments Limited, Mr Storey and Dr Khadem received cash cancellation payments relating to the options they held over shares in Inmarsat Ventures Limited of US$1,114,650 and US$62,876 respectively.

(5)
Other non executive directors of Inmarsat Group Holdings Limited being Richard Wilson, Bjarne Aamodt, David Preiss and Graham Wrigley who were appointed in December 2003 were not paid any directors fees for the year ended December 31, 2004.

(6)
John Rennocks was previously a director of Inmarsat Ventures Limited and as of January 4, 2005, was appointed director of Inmarsat Group Holdings Limited, the Company's ultimate parent undertaking.

8.     Taxation

        The tax charge/(credit) is based on the taxable profits for the year/period and comprises:

	Predecessor		Successor
	Year ended December 31, 2002	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004
	(US$000)
Corporation tax at 30%—current year/period	1,319	14,938	(638)	6,138
Deferred tax—current year/period	46,975	49,250	1,964	3,147

	48,294	64,188	1,326	9,285
Adjustments in respect of previous periods
Current Corporation tax	(22,601)	(1,045)	(42)	198
Deferred tax	(5,351)	(6,314)	(260)	(620)

	20,342	56,829	1,024	8,863

        In 2002 the UK Inland Revenue agreed the basis on which tax relief is available on the cash payments made in relation to the leased second generation satellites and as a result a significant tax credit of US$35.4 million was recognized in December 2002, principally in relation to prior periods.

        The Group has yet to agree the open market value of certain other assets on the transition of the predecessor from an intergovernmental organisation to a limited liability company in 1999 and discussions are ongoing with the UK Inland Revenue. Agreement may result in further tax credits in future years.

Deferred taxation

        The tax effect of timing differences is:

		Successor
	Predecessor Year ended December 31, 2002
		Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Accelerated capital allowances	119,579	146,343	105,250
Other short-term timing differences	(4,380)	1,778	—

Liability recognized	115,199	148,121	105,250

        The Group's effective tax rate reconciliation is as follows:

	Predecessor		Successor
	Year ended December 31, 2002	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004
	(US$000)
UK statutory tax rate	30%	30%	30%	30%
Profit/(loss) on ordinary activities before taxation (as restated)	185,186	192,378	(768)	38,380
Corporation tax charge at UK statutory rate	55,556	57,713	(230)	11,514
IPO costs	358	—	—	—
(Capital allowances in excess of depreciation)/ depreciation in excess of capital allowances (as restated)	(47,430)	(43,428)	(1,189)	5,182
Tax loss on sale of shares	—	—	—	(4,718)
Non-taxable accounting gain on sale of building	—	—	—	(8,064)
Effect of agreement of Inmarsat-2 satellite payments	(8,996)	—	—	—
Other timing differences	—	(6,114)	239	—
Other non-deductible expenses (as restated)	1,831	6,767	542	2,224

Current tax charge/(credit) for the year/period	1,319	14,938	(638)	6,138

9.     Dividends

        No dividend was declared for the three years ended December 31, 2002, 2003 and 2004.

10.   Acquisitions

Acquisition of Inmarsat Ventures Limited

        Inmarsat Ventures Limited was acquired on December 17, 2003 for an aggregate price of US$1,544.2 million. The purchase price was allocated to assets and liabilities on a preliminary basis for the year ended December 31, 2003. The preliminary allocation of the purchase consideration to net assets comprised approximately US$308.3 million (includes US$8.8 million of prior period adjustment) of goodwill, US$33.0 million of identifiable intangible assets and an increase of US$158.2 million in the book value of tangible fixed assets, which, in accordance with UK GAAP, is being amortized and depreciated over varying periods.

        During 2004 the allocation of the purchase consideration was finalised. As a result of this review goodwill increased by US$95.1 million. The majority of the increase reflects an assessment to our Regional BGAN assets to reflect fair value. Given the complexity of the Group's satellite infrastructure, the timing of the acquisition being so close to year end, and a more thorough understanding of our assets' useful economic lives as supported by engineering analysis, the data required to finalise the allocation of the purchase price in relation more specifically to Regional BGAN was not available to us until later in 2004. The assessment will reduce depreciation and increase amortisation in future periods. The assessment has no impact on the commercial Regional BGAN service that we are providing to our customers, which will continue through 2008 without interruption. The final fair value adjustments have been allocated to assets and liabilities for the 2004 year.

	Book value	Provisional fair value adjustments		Provisional fair value	Final fair value adjustments		Final fair value
	(US$000)
Fixed assets
Intangible assets	54,978	33,000	(a)	87,978	(21,857	)(b)	66,121
Tangible assets	1,193,634	158,150	(c)	1,351,784	(118,058	)(d)	1,233,726

Total fixed assets	1,248,612	191,150		1,439,762	(139,915)		1,299,847

Current assets
Stock	2,072	—		2,072	(1,461	)(e)	611
Debtors	126,303	—		126,303	(1,193	)(f)	125,110
Short term deposits	63,266	—		63,266	—		63,266
Cash at bank and in hand	2,586	—		2,586	—		2,586

Total current assets	194,227	—		194,227	(2,654)		191,573

Creditors: amounts falling due within one year
Other creditors	(173,010)	(13,628	)(g)	(186,638)	—		(186,638)

Total creditors: amounts falling due within one year	(173,010)	(13,628)		(186,638)	—		(186,638)

Net current assets	21,217	(13,628)		7,589	(2,654)		4,935

Total assets less current liabilities	1,269,829	177,522		1,447,351	(142,569)		1,304,782

Creditors: amounts falling due after more than one year
Loans and other borrowings	(12,900)	—		(12,900)	—		(12,900)
Other creditors	(33,811)	—		(33,811)	—		(33,811)

Total creditors: amounts falling due after more than one year	(46,711)	—		(46,711)	—		(46,711)

Provisions for liabilities and charges	(158,764)	(5,977	)(h)	(164,741)	45,955	(i)	(118,786)

Identifiable net assets	1,064,354	171,545		1,235,899	(96,614)		1,139,285

Goodwill				308,322 (k)	95,105	(k)	403,427

Total cost				1,544,221	(1,509	)(j)	1,542,712

Consideration:
Cash				1,505,187	—		1,505,187
Fees and expenses				39,034	(1,509	)(j)	37,525

Total consideration				1,544,221	(1,509)		1,542,712

        The above figures reflect a final allocation of the purchase consideration to the net assets and liabilities of Inmarsat Ventures Limited. The preliminary allocation has been reviewed based on information up to December 31, 2004.

  (a)
  The increase in intangible assets consist of US$14.0 million of patents and US$19.0 million of trademarks and will be amortized over their useful lives which are seven and twenty years respectively.

  (b)
  The decrease of US$21.9 million represents a write-down to Regional BGAN terminal development costs. See (d) below for further explanation of the write down.

  (c)
  The value of the tangible fixed assets has been increased to their depreciated replacements costs.

  (d)
  As part of the finalization of the fair values the group reviewed the analysis of the Regional BGAN assets which would be reused in the provision of BGAN services and also the latest forecasts of cashflows from the Regional BGAN services. It was determined that some of these assets would no longer be used for the new services and therefore to the extent that these are not supported by the future cashflows from Regional BGAN services, this should be reflected in the fair value of those assets at acquisition. Accordingly, adjustments to tangible assets of US$116.6 million and intangible assets of US$21.9 million have been made to reflect their fair value to the business. A further net adjustment of US$1.5 million was made to other tangible assets.

  (e)
  The adjustment to stock reflects the accounting for unrealizable amounts relating to the purchase of Regional BGAN terminals.

  (f)
  The adjustment to debtors represents the information available in 2004 that certain debtors that existed in 2003 were not recoverable.

  (g)
  The adjustment to other creditors comprises:

  (i)
  the write-off of the existing revolving credit agreement fees as the working capital and capital expenditure facilities under the senior credit agreement have replaced the previous medium-term revolving credit agreement (US$42.1 million);

  (ii)
  the excess of the fair value of the deferred satellite payments over their market value (US$2.7 million); and

  (iii)
  additional transaction fees incurred as a direct result of the completion of the transaction (US$8.8 million).

  (h)
  The adjustment to provisions for liabilities and charges comprises:

  (i)
  pension deficit on acquisition (US$9.7 million); and

  (ii)
  deferred tax asset arising on other fair value adjustments (US$3.9 million); and

  (i)
  Represents deferred tax credit arising as a result of the fair value adjustments discussed above of US$46.2 million.

  (j)
  Reduction in transaction fees originally reported as a direct result of the completion of the transaction and finalisation of associated costs.

  (k)
  Goodwill comprises the difference between the purchase consideration and the fair value of the net assets acquired.

11.   Intangible fixed assets

	Trademarks	Patents	Goodwill	Terminal development	Total
	(US$000)
Net book amount at December 31, 2002 (Predecessor) as restated	—	—	—	47,876	47,876

Cost at January 1, 2003 (Predecessor)	—	—	—	47,876	47,876
Additions	—	—	—	14,770	14,770

Cost at December 17, 2003 (Predecessor)	—	—	—	62,646	62,646

Accumulated amortization at January 1, 2003 (Predecessor)	—	—	—	—	—
Charge for the period as restated	—	—	—	(7,668)	(7,668)

Accumulated amortization at December 17, 2003 (Predecessor) as restated	—	—	—	(7,668)	(7,668)

Net book amount at December 17, 2003 (Predecessor) as restated	—	—	—	54,978	54,978

Cost at December 17, 2003 (Successor) as restated	—	—	—	62,646	62,646
Additions arising on acquisition (Note 10) as restated	19,000	14,000	308,322	—	341,322

Cost at December 31, 2003 (Successor) as restated	19,000	14,000	308,322	62,646	403,968

Accumulated amortization at December 17, 2003 (Successor) as restated	—	—	—	(7,668)	(7,668)
Charge for the period	(38)	(81)	(604)	(307)	(1,030)

Accumulated depreciation at December 31, 2003 (Successor) as restated	(38)	(81)	(604)	(7,975)	(8,698)

Net book amount at December 31, 2003 (Successor) as restated	18,962	13,919	307,718	54,671	395,270

Cost at January 1, 2004 (Successor)	19,000	14,000	308,322	62,646	403,968
Additions	—	—	95,105	(9,358)	85,747

Cost at December 31, 2004 (Successor)	19,000	14,000	403,427	53,288	489,715

Accumulated amortization at January 1, 2004 (Successor)	(38)	(81)	(604)	(7,975)	(8,698)
Charge for the period	(950)	(2,000)	(20,393)	(1,134)	(24,477)

Accumulated amortization at December 31, 2004 (Successor)	(988)	(2,081)	(20,997)	(9,109)	(33,175)

Net book amount at December 31, 2004 (Successor)	18,012	11,919	382,430	44,179	456,540

        The goodwill arising on the acquisition of Inmarsat Ventures Limited on December 17, 2003, is being amortized on a straight-line basis over 20 years, being the period over which the directors estimate that the value of the underlying business acquired is expected to exceed the book value of the assets.

        Upon the acquisition of Inmarsat Ventures Limited by Inmarsat Investments Limited on December 17, 2003, the identifiable net assets acquired included patents of US$14.0 million and trademarks of US$19.0 million, which are being amortized on a straight-line basis over their estimated useful lives which are seven and twenty years respectively.

        User terminal development costs directly relating to the development of user terminals for the Regional BGAN and BGAN services are capitalized as intangible fixed assets. The fair value of the Regional BGAN costs were reassessed as part of the final allocation of the purchase price in 2004 (see Note 10). Prior to the reassessment Regional BGAN costs were being amortized over five years. BGAN costs will be amortized once the BGAN service is launched in 2005 and will be amortized over the estimated sales life of the services, which is expected to be five to ten years.

12.   Tangible fixed assets

	Freehold and long leasehold land and buildings	Services equipment, fixtures and fittings	Space Segment	Assets in course of construction	Total
	(US$000)
Net book amount at December 31, 2002 (Predecessor) as reported	47,010	82,792	470,701	556,427	1,156,930

Prior year adjustment	—	—	(12,661)	(4,641)	(17,302)

Net book amount at December 31, 2002 (Predecessor) as restated	47,010	82,792	458,040	551,786	1,139,628
Cost at January 1, 2003 (Predecessor) as restated	68,488	396,492	1,934,807	551,786	2,951,573
Prior year adjustment	—	—	—	(3,957)	(3,957)
Exchange revaluation	450	569	—	—	1,019
Additions	175	14,307	571	151,387	166,440
Disposals	—	(1,224)	—	—	(1,224)

Cost at December 17, 2003 (Predecessor) as restated	69,113	410,144	1,935,378	699,216	3,113,851
Accumulated depreciation at January 1, 2003 as restated	(21,478)	(313,700)	(1,476,767)	—	(1,811,945)
Prior year adjustment	—	—	3,205	—	3,205
Exchange revaluation	(7)	(253)	—	—	(260)
Charge for the period	(2,113)	(24,377)	(94,449)	—	(120,939)
Disposals	—	425	—	—	425

Accumulated depreciation at December 17, 2003 (Predecessor) as restated	(23,598)	(337,905)	(1,568,011)	—	(1,929,514)

Net book amount at December 17, 2003 (Predecessor) as restated	45,515	72,239	367,367	699,216	1,184,337

Cost at December 17, 2003 (Successor) as restated	69,113	410,144	1,935,378	699,216	3,113,851
Prior year adjustment	—	—	—	(158)	(158)
Additions	—	227	—	25,125	25,352
Fair value adjustment on acquisition(a)	34,000	47,200	86,276	—	167,476

Cost at December 31, 2003 (Successor) as restated	103,113	457,571	2,021,654	724,183	3,306,521
Accumulated depreciation at December 17, 2003	(23,598)	(337,905)	(1,568,011)	—	(1,929,514)
Prior year adjustment	—	—	128	—	128
Charge for the period	(117)	(1,251)	(4,593)	—	(5,961)

Accumulated depreciation at December 31, 2003 (Successor) as restated	(23,715)	(339,156)	(1,572,476)	—	(1,935,347)

Net book amount at December 31, 2003 (Successor) as restated	79,398	118,415	449,178	724,183	1,371,174

Cost at January 1, 2004 (Successor)	103,113	457,571	2,021,654	724,183	3,306,521
Exchange revaluation	350	455	—	—	805
Additions	21	4,029	16,882	106,827	127,759
Fair value adjustment	10,000	(11,511)	(116,735)	—	(118,246)
Disposals	(108,201)	(93)	—	—	(108,294)

Cost at December 31, 2004 (Successor)	5,283	450,451	1,921,801	831,010	3,208,545

Accumulated depreciation at January 1, 2004	(23,715)	(339,156)	(1,572,476)	—	(1,935,347)
Exchange revaluation	(44)	(380)	—	—	(424)
Charge for the period	(2,842)	(25,911)	(91,224)	—	(119,977)
Disposals	26,286	53	—	—	26,339

Accumulated depreciation at December 31, 2004 (Successor)	(315)	(365,394)	(1,663,700)	—	(2,029,409)

Net book amount at December 31, 2004 (Successor)	4,968	85,057	258,101	831,010	1,179,136

(a)
Adjustment to reflect the fair value of assets acquired has been reflected in the gross cost of assets (Note 10).

        Assets acquired under finance leases are included at the net book amount of US$0.3 million, US$0.3 million and US$0.2 at December 31, 2002, 2003 and 2004.

        Included within the net book amount of services equipment, fixtures and fittings at December 31, 2002, 2003 and 2004 are rental assets of US$2.8 million, US$2.3 million and US$2.2 million.

        As a result of management's regular reassessment of useful lives, the useful lives of our satellites and space segment assets were prospectively changed from October 1, 2004. The changes were made to better reflect the economic life of the Inmarsat-3 satellites resulting from the improvements in satellite technology. As a result depreciation periods were extended for the Inmarsat-3 satellites. The Group's satellite and space segment assets depreciable lives now range from 10 to 14 years, with the exception of our Regional BGAN assets which are 5 years. The Inmarsat-4 satellites have not been placed into service and are currently not being depreciated. However the above depreciable lives will apply when service commences.

        The Group changed its accounting policy in 2004 with regard to the capitalization of interest and has applied the new policy retroactively through retained earnings, interest and depreciation. Under the new policy interest on bank debt taken out to finance capital investment on qualifying assets is expensed. For the years ended December 31, 2002, 2003 and 2004 the change in accounting policy and consequent reduction in the carrying value of fixed assets has led to a reduction in depreciation expense of US$3.3 million, US$3.3 million and US$3.1 million respectively. See Note 23.

        The Group has reclassified the cost of assets relating to the Inmarsat-4 satellites and BGAN services from space segment assets to assets in the course of construction. The reclassification has been made retrospectively and resulted in a reduction to space segment assets of US$551.8 million and US$724.2 million for the years ended December 31, 2002 and 2003. This adjustment is in accordance with Schedule 4 of the Companies Act and does not affect net assets. No depreciation is charged on assets in the course of construction.

        The net book amount of freehold land and buildings is US$5.3 million, US$9.4 million and US$5.0 million as at December 31, 2002, 2003 and 2004 respectively.

        The net book amount of long leasehold land and buildings is US$41.7 million, US$70.0 million and US$Nil as at December 31, 2002, 2003 and 2004 respectively. Long leases are defined as leases with over 50 years remaining.

        At December 31, 2002, 2003 and 2004 the net book amount of software development costs included within services equipment, fixtures and fittings was US$3.5 million, US$4.0 million and US$6.0 million net of accumulated depreciation of US$11.6 million, US$13.8 million and US$16.3 million. Depreciation charges in each of the years ended December 31, 2002, 2003 and 2004 were US$1.7 million, US$1.9 million and US$2.5 million.

        There were no asset retirement obligations for the years ended December 31, 2002, 2003 and 2004.

13.   Investments

Other investments—discontinued operations

        We recovered US$1.0 million from the liquidators of our former subsidiary Merasis in 2002.

14.   Stock

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Finished goods	1,967	1,326	629
Raw materials and consumables	1,529	746	611

	3,496	2,072	1,240

        The carrying value of stock is not materially different from replacement cost.

15.   Debtors

Amounts falling due within one year

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Trade debtors	131,936	116,471	139,096
Other debtors	11,306	15,862	10,519
Corporation tax	17,777	—	—
Other prepayments and accrued income	5,930	12,317	10,948

	166,949	144,650	160,563

        Included in other prepayments and accrued income are amounts recoverable on contracts of US$2.3 million, US$2.8 million and US$3.4 million as at December 31, 2002, 2003 and 2004.

16.   Other Creditors—amounts falling due within one year

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Trade creditors	104,865	98,258	41,765
Amounts due to former shareholders	1,318	1,318	1,732
Amounts due to parent undertaking	—	—	600
Corporation tax	—	17,137	23,863
Other taxation and social security	1,931	1,944	1,480
Other creditors	2,309	1,008	925
Obligations under finance leases (Note 20)	79	67	54
Deferred satellite payments	7,387	9,374	7,759
Accruals and deferred income	61,424	76,426	65,460

	179,313	205,532	143,638

        Amounts due to parent undertaking are unsecured, interest free and repayable on demand.

17.    Other Creditors—amounts falling due after more than one year

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Trade creditors	—	—	35,251
Obligations under finance leases (Note 20)	142	91	44
Deferred satellite payments	36,024	33,702	32,325
Accruals and deferred income	18	18	13

	36,184	33,811	67,633

        The following is a summary of payments due after more than one year as at December 31, 2004.

	Successor
	As at December 31, 2004
	Deferred satellite payments	Trade creditors
	(US$000)
December 31, 2006	8,041	35,251
December 31, 2007	7,792	—
December 31, 2008	7,309	—
December 31, 2009	6,224	—
Due after five years	2,959	—

Total	32,325	35,251

18.   Loans and other borrowings

			Predecessor	Successor
	"weighted average" Interest rate		Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	%		(US$000)
Amounts falling due within one year:
Bank overdrafts			13,326	624	1,415
Senior credit facilities	6.126	(j)	—	—	27,656
Bridge facility(g)	9.16		—	365,000	—

Total amounts falling due within one year			13,326	365,624	29,071
Amounts falling due after one year
Senior credit facilities(a)(b)(c)(d)(e)(f)	6.126	(j)	—	773,147	688,102
Senior notes(g)	7.625		—	—	458,633
Premium on Senior notes			—	—	2,350
Subordinated parent company loan:(h)
—principal	13.5		—	618,782	570,651
—interest			—	674	26,071
Other bank borrowings(i)			97,000	—	—

Total amounts falling due after more than one year			97,000	1,392,603	1,745,807

Net loans and other borrowings			110,326	1,758,227	1,774,878

(a)
Inmarsat Investments Limited entered into a credit agreement, dated October 10, 2003. The senior credit agreement provides for senior term loans in a maximum aggregate principal amount of US$975 million. The proceeds of the senior credit agreement were used to pay the purchase price with respect to the acquisition of The Inmarsat Ventures Group, refinance existing debt and pay related fees and expenses. Facilities comprise one US$400 million facility ("Term Loan A"), two separate US$200 million facilities ("Term Loan B" and "Term Loan C", respectively), one US$100 million senior capital expenditure facility and a multi-currency working capital facility of US$75 million. The capital expenditure and multi-currency working capital facility remain undrawn at present. The Senior Facility required as a mandatory-repayment 50% of the net proceeds of the sale and leaseback of 99 City Road. Accordingly US$62.5 million was repaid in November 2004. The amounts currently drawn are as follows; US$368.7 million Term Loan A and US$184.4 million under Term Loan B and C.

(b)
Term Loan A matures on December 17, 2009, which is the sixth anniversary of the date of the closing of the acquisition, being December 17, 2003 and is repayable in incremental instalments from 2.5% payable 18 months after the date of the closing of the acquisition, to 17.5% on the sixth anniversary after the closing of the acquisition. Term Loan A bears interest at LIBOR plus 2.5% and is payable semi-annually. The margin on term Loan A is subject to a margin ratchet depending on Inmarsat Group Holdings Limited achieving certain ratios of total borrowings to EBITDA, to a minimum margin of 2.125% per annum.

(c)
Term Loan B must be repaid in two equal instalments. The first instalment on a date 180 days prior to the second instalment and the second instalment on the seventh anniversary of the date of the closing of the acquisition, being December 17, 2003. Term Loan B bears interest at LIBOR plus 3% and is payable semi-annually.

(d)
Term Loan C must be repaid in two equal instalments. The first instalment on a date 180 days prior to the second instalment and the second instalment on the eighth anniversary of the date of the closing of the acquisition, being December 17, 2003. Term Loan B bears interest at LIBOR plus 3% and is payable semi-annually.

(e)
The Capital Expenditure Facility, which remains undrawn, matures on the sixth anniversary of the date of the closing of the acquisition, being 17 December 2003 and is repayable in incremental instalments from 16% payable three and a half years after the date of the closing of the acquisition, to 17% of the facility payable on the sixth anniversary after the closing of the acquisition. The Capital Expenditure Facility bears interest at LIBOR plus 2.5% and is payable semi-annually. The margin on Capital Expenditure Facility is subject to a margin ratchet depending on Inmarsat Group Holdings Limited achieving certain ratios of total borrowings to EBITDA, to a minimum margin of 2.125% per annum. In addition, the Group is required to pay to the lenders a commitment fee in respect of the unused commitments at a rate of 0.7%.

(f)
The Working Capital Facility, which remains undrawn, is available until the earliest of the date on which Facility A is repaid in full or cancelled and the sixth anniversary of the closing of the acquisition. Each advance under the working capital facility must be repaid on the last day of each interest period with respect to the advance and amounts repaid may be withdrawn. The Working Capital Facility bears interest at LIBOR plus 2.5% and is payable semi-annually. The margin on the Working Capital Facility is subject to a margin ratchet depending on Inmarsat Group Holdings Limited achieving certain ratios of total borrowings to EBITDA, to a minimum margin of 2.125% per annum. In addition, the Group is required to pay to the lenders a commitment fee in respect of the unused commitments at a rate of 1%.

(g)
The Bridge facility was entered into to cover excess funding requirements in the interim whilst the issue of the senior notes was being finalized. The bridge facility bore interest at 9.16% payable monthly.

  In February 2004 the net proceeds of the 7.625% Senior Notes US$375 million were used to redeem the bridge facility. The Senior Notes were issued by Inmarsat Finance plc, a 100% subsidiary of Inmarsat Group Ltd. The Senior Notes mature on June 30, 2012. Interest is payable semi-annually in February and August.

  In May 2004 a further issue of Senior Notes for US$102.5 million was completed bringing the total amount to US$477.5 million. The net proceeds of US$100 million were used to partially redeem subordinated inter-company borrowing.

(h)
Loans represent funding advanced by the parent company in the form of subordinated inter-company notes. Inmarsat Holdings Limited issued Euro denominated subordinated preference certificates with an aggregate nominal amount at the date of issue of US$27,632 million in December 2003 (at a price of US$618.8 million). Inmarsat Holdings Limited loaned to Inmarsat Group Limited (which, in turn loaned to Inmarsat Investments Limited) the aggregate proceeds of the subordinated parent company loan (US$618.8 million). The loans have no fixed maturity and may be repaid at any time at each borrower's option. Interest on the subordinated parent company loan accrues at a rate of 13.5% per annum.

  A repayment of US$100 million was made in May 2004 from the net proceeds of the tack-on issued described in note (g) above. The subordinated Parent Company Loans are repayable in 2027.

(i)
The Predecessor previously maintained a 5 year US$610.0 million unsecured medium term revolving credit facility (the "Revolving Credit facility"). On December 17, 2003 the Group entered into a new financing structure and terminated the existing Revolving Credit Facility by repaying the outstanding amount on December 17, 2003. The Revolving Credit Facility bore interest at a rate that was fixed at the commencement of each drawing at LIBOR plus the margin under the facility.

(j)
Represents an average rate for the Term Loans A, B and C. Giving effect to existing hedging arrangements required under the senior credit agreement, the average interest rates applicable to Term Loans A, B and C is 5.13%, 5.63% and 6.13% respectively.

        These balances are shown net of unamortized deferred finance costs, which have been allocated as follows:

	Successor
	At December 31, 2003			At December 31, 2004
	Principal amount	Deferred finance cost	Net balance	Principal amount	Deferred finance cost	Net balance
	(US$000)
Senior credit facilities(a)(b)	800,000	(26,853)	773,147	737,500	(21,742)	715,758
Bridge facility(g)	365,000	—	365,000	—	—	—
Senior notes	—	—	—	477,500	(18,867)	458,633
Premium on Senior notes	—	—	—	2,350	—	2,350
Subordinated parent company loan(h):
—principal	618,782	—	618,782	570,651	—	570,651
—interest	674	—	674	26,071	—	26,071
Bank overdrafts	624	—	624	1,415	—	1,415

Total loans and borrowings	1,785,080	(26,853)	1,758,227	1,815,487	(40,609)	1,774,878

        As at December 31, 2002 balances included bank borrowings of US$97.0 million (net of US$3.0 million of arrangement fees) and bank overdraft of US$13.3 million.

        Repayments fall due as follows:

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Within one year, or on demand	13,326	365,624	29,071

Between one and two years	—	26,051	39,702
Between two and three years	—	46,051	67,696
Between three and four years	—	76,051	86,614
Between four and five years	97,000	96,051	124,077
After five years	—	1,148,399	1,427,718

Total due for repayment after more than one year	97,000	1,392,603	1,745,807

Total loans and other borrowings	110,326	1,758,227	1,774,878

19.   Provisions for liabilities and charges

	Post retirement healthcare	Restructuring provision	Deferred tax	Other	Pension	Total
	(US$000)
As at January 1, 2002 (Predecessor)	4,514	—	73,575	10,500	—	88,589

Charged in respect of current period	1,021	9,100	46,975	—	—	57,096
Utilized in respect of prior period	—	—	(5,351)	—	—	(5,351)
Utilized in period	—	(6,449)	—	(4,000)	—	(10,449)

As at December 31, 2002 (Predecessor)	5,535	2,651	115,199	6,500	—	129,885

Charged in respect of current period	1,700	—	51,214	3,750	—	56,664
Utilized in current year	—	(2,651)	—	(9,500)	—	(12,151)
Utilized in respect of prior year	—	—	(6,574)	—	—	(6,574)
Transfer to current tax	—	—	(7,996)	—	—	(7,996)
Fair value liability/(asset) arising from acquisition	—	—	(3,722)	—	9,699	5,977

As at December 31, 2003 (Successor)	7,235	—	148,121	750	9,699	165,805

Charged in respect of current year	1,750	9,282	3,147	—	—	14,179
Utilized in current year	—	(8,226)	—	(400)	—	(8,626)
Utilized in respect of prior year	—	—	(620)	—	—	(620)
Liability arising from finalization of fair values (see note 11)	—	—	(46,206)	—	—	(46,206)
Transfer from current tax	—	—	808	—	—	808

As at December 31, 2004 (Successor)	8,985	1,056	105,250	350	9,699	125,340

        Other provisions in 2002 and 2003 represent amounts payable in connection with a dispute between the Company and APR Limited, the other shareholder in our former joint venture Airia,

US$4.0 million was paid in 2002. In 2003, an agreement was reached for final settlement, and a payment of US$9.5 million was made on 7 November 2003, resulting in a further charge to the profit and loss account of US$3.0 million. Other provisions in 2004 relate to an onerous lease provisions on premises located in Washington occupied by Airia which will unwind by 2008.

        In November 2002 in connection with management's plan to reduce operating costs and improve shareholder financial returns, the Group recorded a restructuring charge of approximately US$9.2 million for the year ended December 31, 2002. The principal action in the restructuring plan involved a redundancy program to reduce staff costs. The restructuring resulted in the actual elimination of 74 corporate staff positions and was completed with all terminations in effect by February 2003. The amount of redundancy benefits paid and charged against the liability at December 31, 2002, 2003 and 2004 was US$6.4 million, US$2.5 million, and US$Nil, respectively. The redundancy provision that remains unpaid in respect of this restructuring at December 31, 2002, and 2003 was US$2.7 million and US$Nil, respectively. There was no provision at December 31, 2004.

        In April 2004, management conducted a review of business operations which led to a reduction in headcount of 64 staff positions across several of our business activities. The amount charged for the year ended December 31, 2004 was US$9.3 million. The amount of the redundancy benefits paid and charged against the liability at December 31, 2004 was US$8.2 million. The redundancy provision that remains unpaid in respect of this restructuring at December 31, 2004 is US$1.1 million.

20.   Obligations under finance leases

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Due within one year	79	67	54
Due in two to five years	142	91	44

	221	158	98

21.   Called up share capital

	Successor
	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Authorized:
1,539,000 A ordinary shares of €0.01 each	19	19
30,000,000 B ordinary shares of €0.01 each	370	370

	389	389

Allotted, issued and fully paid
1,269,000 A ordinary shares of €0.01 each	16	16
25,461,000 B ordinary shares of €0.01 each	314	314

	330	330

        At December 31, 2002 Inmarsat Ventures plc had in issue US$16.2 million of ordinary share capital.

        On December 16, 2003, the Company authorized share capital of US$19,000 by the creation of 1,539,000 A ordinary shares of €0.01 each, and US$370,000 by the creation of 30,000,000 B ordinary shares of €0.01 each.

        On December 16, 2003, the Company issued 1,269,000 A ordinary shares of €0.01 each and 25,461,000 B ordinary shares of €0.01 each, for cash consideration of US$34.5 million.

22.   Employee share options

        In November 2004, the Company adopted the 2004 Plan. 280,800 A ordinary shares in Inmarsat Group Holdings Limited are available to be granted under the 2004 Plan to any director or employee of the Group. Options under the 2004 Plan vest at the rate of 25% per year on each of the first four anniversaries of the date of grant and vested options can be exercised upon a sale of the Company or IPO. Whenever options are exercised under the 2004 Plan, the holder must pay a de minimis charge of €1. The options expire 10 years from the date of grant. As at December 31, 2004, there were 218,720 options outstanding. No stock options have been granted to directors or senior management as at December 31, 2004. There were no outstanding options at December 31, 2003 as all options were cancelled under the terms of the acquisition.

        A summary of option activity as at December 31, 2004 is as follows:

		Options outstanding
	Options Available for Grant	Number Outstanding	Weighted- Average Exercise Price per Option
	Number of options		€
Balance at December 31, 2003	—	—	—
Shares reserved	280,800	—	—
Granted	(219,020)	219,020	0.00
Lapsed	300	(300)	—

Balance at December 31, 2004	62,080	218,720	0.00

        The following table summarises the ranges of outstanding and exercisable options as at December 31, 2004:

	Options outstanding			Options exercisable
	Number Outstanding	Weighted- Average Remaining Contractual Life (in Years)	Weighted- Average Exercise Price per Share	Number Exercisable	Weighted- Average Exercise Price per Option
Range of exercise prices			—	—	—
€0.00	218,720	9.83	€0.00	—	€0.00

        A second grant of options over 7,140 A ordinary shares was made under the 2004 Plan to employees in January 2005. This was made on equivalent terms to the initial grant in November 2004.

        In line with FRS 20, Share-based Payments, the Company recognized US$0.1 million in stock compensation costs for the year ended December 31, 2004 (2003: US$Nil). Total stock compensation costs will be recognized over the four year vesting period of the options.

        Since the A ordinary shares of the Company are not publicly quoted, and the exercise price of the options is de minimis in nature, the fair value of each option is equivalent to the fair value of the underlying share at the date of the grant and accordingly no option pricing models have been applied. This fair value of US$12.50 per share was estimated with the assistance of independent advisers, who calculated a range of potential values using analysis of comparable quoted shares, discounted cash flows and comparable transactions. The fair value within this range was then selected by the directors using, in their view, the analysis of comparable quoted shares and comparable transactions most appropriate to the circumstances of the Company.

23.   Reserves

	Share premium account	Other reserves	Retained Earnings
	(US$000)
At January 1, 2002 (Predecessor) (as reported)	—	580,671	165,574

Prior year adjustment	—	—	(17,944)
Balance at January 1, 2002 (Predecessor) (as restated)	—	580,671	147,630

Profit for the financial year (as reported)	—	—	164,202
Prior year adjustment	—	—	642

Profit for the financial year (as restated)	—	—	164,844
Exchange adjustments offset in reserves	—	—	1,053
Issue of share capital	3,465	—	—

At December 31, 2002 (Predecessor) (as restated)	3,465	580,671	313,527

Profit for the period from January 1 to December 17, 2003 (as reported)	—	—	136,301
Prior year adjustment	—	—	(752)

Profit for the period from January 1 to December 17, 2003 (as restated)	—	—	135,549
Exchange adjustments offset in reserves	—	—	5,594

At December 17, 2003 (Predecessor) (as restated)	3,465	580,671	454,670

Loss for the period from December 17 to December 31, 2003 (as reported)	—	—	(1,762)
Prior year adjustment	—	—	(30)

Loss for the period from December 17 to December 31, 2003 (as restated)	—	—	(1,792)
Issue of share capital (Note 21)	34,199	—	—
Exchange adjustments offset in reserves	—	—	1,420

At December 31, 2003 (Successor) (as restated)	34,199	—	(372)

Profit for the financial year	—	—	29,517
Issue of share options	—	79	—
Exchange adjustments offset in reserves	—	—	739

At December 31, 2004 (Successor)	34,199	79	29,884

        Prior to December 17, 2003, the other reserves represents the difference between the nominal value of shares issued and the net book value of assets acquired on transition of the Predecessor from an inter-governmental organization to a limited liability company on April 14, 1999.

        At December 31, 2004, other reserve includes US$0.1 million recognized in line with FRS 20 "Share-based Payment" for the Inmarsat 2004 Staff Value Participation Plan. The Group recognizes charges relating to share options granted over the vesting period of 4 years.

        The Group changed its accounting policy in 2004 with regard to the capitalization of interest and has applied the new policy retroactively through retained earnings, interest and depreciation. Under the new policy interest on bank debt taken out to finance capital investment on qualifying assets is expensed. For the years ended December 31, 2002, 2003 and 2004 the change in accounting policy increased interest payable by US$2.6 million, US$4.1 million and US$6.2 million, respectively and decreased depreciation expense by US$3.3 million, US$3.3 million and US$3.1 million respectively. The impact on profit before tax was an increase of US$0.7 million for the year ended December 31, 2002 and a decrease of US$0.8 million and US$3.1 million for the years ended December 31, 2003 and 2004, respectively. The impact on retained earnings brought forward as January 1, 2002 is US$17.9 million.

24.   Notes to cash flow statement

        Reconciliation of operating profit to net cash inflow from operating activities:

	Predecessor		Successor
	Year ended December 31, 2002	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004
	(US$000)
Operating profit (as restated)	187,950	199,321	5,012	159,407
Depreciation (as restated)	124,974	117,734	5,833	119,977
Amortization	674	7,668	1,029	24,477
Impairment	281	—	—	—
Non-cash effect of issue of share capital to employees	3,515	—	—	—
(Increase)/decrease in stocks	(2,029)	958	466	(629)
(Increase)/decrease in debtors	(14,268)	23,460	(13,249)	(21,124)
(Decrease)/increase in creditors	13,348	4,132	(19,269)	(8,721)
Increase/(decrease) in provisions	3,671	(521)	(430)	2,906

Net cash inflow from operating activities	318,116	352,752	(20,608)	276,293

        Reconciliation of net cash flow to movement in net debt:

	Predecessor		Successor
	Year ended December 31, 2002	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004
	(US$000)
Net debt at beginning of period	57,980	99,475	(52,794)	1,500,870
Decrease/(increase) in cash in the period	(3,930)	(7,576)	(261,969)	95,067
Movements in liquid resources	4,620	(60,530)	44,077	(188,412)
Capital element of finance lease rental payments	(95)	(63)	—	(60)
New bank borrowings	40,000	(87,100)	(12,900)	—
Non-cash adjustment	900	3,000	674	77,266
Bridge facility	—	—	365,000	(365,000)
Senior credit facility	—	—	800,000	(62,500)
Senior notes	—	—	—	477,500
Subordinated parent company loan	—	—	618,782	(100,000)

Net debt	99,475	(52,794)	1,500,870	1,434,731

        Analysis of net debt:

	Cash at bank and in hand		Overdraft	Cash at bank less overdrafts	Short- term investment	Finance lease obligations	Bank borrowings	Senior notes	Senior credit facilities	Subordinated parent company loan	Bridge facility	Total
	(US$000)
At January 1, 2002 (Predecessor)	(3,986)		12,906	8,920	(7,356)	316	56,100	—	—	—	—	57,980

Net cash flow	(4,350)		420	(3,930)	4,620	(95)	40,000	—	—	—	—	40,595
Non-cash adjustment	—		—	—	—	—	900	—	—	—	—	900

At December 31, 2002 (Predecessor)	(8,336)		13,326	4,990	(2,736)	221	97,000	—	—	—	—	99,475

Net cash flow	5,750		(13,326)	(7,576)	(60,530)	(63)	(87,100)	—	—	—	—	(155,269)
Non-cash adjustment	—		—	—	—	—	3,000	—	—	—	—	3,000

At December 17, 2003 (Predecessor)	(2,586)		—	(2,586)	(63,266)	158	12,900	—	—	—	—	(52,794)

Net cash flow	(262,593	)(1)	624	(261,969)	44,077	—	(12,900)	—	800,000	618,782	365,000	1,552,990
Non-cash adjustment	—		—	—	—	—	—	—	—	674	—	674

At December 31, 2003 (Successor)	(265,179)		624	(264,555)	(19,189)	158	—	—	800,000	619,456	365,000	1,500,870

Net cash flow	94,276		791	95,067	(188,412)	(60)	—	477,500	(62,500)	(100,000)	(365,000)	(143,405)
Non-cash adjustment	—		—	—	—	—	—	—	—	77,266	—	77,266

At December 31, 2004 (Successor)	(170,903)		1,415	(169,488)	(207,601)	98	—	477,500	737,500	596,722	—	1,434,731

(1)
Includes restricted cash of US$Nil, US$162.7 million and US$163.4 million as at December 31, 2002, 2003 and 2004 respectively, which is primarily held in a charged account for capital expenditure.

        Non-cash adjustments in 2002, 2003 and 2004 relating to bank borrowings comprise amortization of arrangement costs of banking facilities and currency revaluation of subordinated parent company loan which is denominated in Euros.

        Net cash movement in bank and debt borrowings:

	Predecessor		Successor
	Year ended December 31, 2002	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004
	(US$000)
Net borrowings drawn down under facility	40,000	—	1,165,000	—
Repayment of senior facility	—	—	—	(62,500)
Repayment of bridge facility	—	—	—	(365,000)
Termination of bank borrowings	—	(100,000)	—	—
Senior notes issued	—	—	—	477,500
Arrangement costs of new banking facility and senior notes	—	—	(26,853)	(13,756)

Net cash movement in bank borrowings	40,000	(100,000)	1,138,147	36,244

25.   Pension arrangements and post-retirement benefits

        The Group's hybrid pension plan, including defined benefit and defined contribution elements, commenced on April 15, 1999. Initial funding requirements were based on actuarial assumptions.

        The Group operates pension schemes in each of its principal locations. The group operates two schemes in the UK. The defined benefit section of the hybrid scheme is funded and its assets are held in a separate fund administered by a corporate trustee. US$1.9 million, US$2.5 million and US$2.7 million was charged in the years ended December 31, 2002, 2003 and 2004 in respect of the defined benefit section of the scheme.

        The defined benefit section of the hybrid scheme was valued using the projected unit method with the valuation carried out by professionally qualified and independent actuaries carried out as at December 31, 2002. The actuarial valuation of the assets of the scheme at that date, allowing for expected future increases in earnings, was US$9.3 million which was sufficient to cover 83% (previous valuation at 120%) of benefits that had accrued to members.

        The results of the actuarial funding valuation as at December 31, 2002 referred to above, have been update to December 31, 2002, 2003 and 2004 by an independent qualified actuary, for the purposes of the additional disclosure required by FRS 17. The following information is presented as required by the transitional rules of FRS 17.

        The assets held in respect of the defined benefit section of the UK Scheme and the expected rates of return were:

	Predecessor		Successor
	Year ended December 31, 2002		Year ended December 31, 2003		Year ended December 31, 2004
	Value	Long-term rate of return Expected	Value	Long-term rate of return expected	Value	Long-term rate of return expected
	(US$000)		(US$000)		(US$000)
Equities	8,252	7.50%	14,239	7.75%	19,710	7.75%
Bonds	572	5.50%	875	5.40%	1,079	5.30%
Gilts	380	4.50%	585	4.75%	889	4.60%
Cash	55	4.00%	5	3.75%	140	3.75%

Total market value of assets	9,259		15,704		21,818

        The assumptions, which have the most significant effect on the results of the actuarial valuations, are those relating to the rate of return on investments, the rates of increases in salaries and the rate of pension increases. For the calculation of the initial funding rates, the actuaries assumed that the rate of investment return for valuing accrued benefits would, on average, exceed pay and pension increases by 2.7% and 4.7% per annum respectively and the rate of investment return for valuing future service benefits would, on average, exceed pay and pension increases by 2.0% and 4.0% per annum respectively.

        The total pension charge for the year ended December 31, 2002, 2003 and 2004 is disclosed in Note 3.

        The Group provides post-retirement medical benefits including healthcare to retired employees and their dependants that were employed with the Group before January 1, 1998. Employees who have 10 years of service at the age of 58 and retire from the Group are eligible to participate in the post-retirement benefit plans. The plan is self-funded and there are no plan assets from which the costs are paid. The cost of providing retiree healthcare is actuarially determined and accrued over the service period of the active employee group. Membership to this plan is multi-national, although most staff are currently employed in the United Kingdom.

        The obligation under these plans was determined by the application of the terms of medical plans, together with relevant actuarial assumptions and healthcare cost trend rates. The long-term rate of medical expense inflation used in the actuarial calculations is 3.0% per annum in excess of the rate of price inflation of 2.75% at December 31, 2004 (2003: 2.50%, 2002: 2.25%). For purposes of the calculation at December 31, 2004, a 2.75% per annum price inflation assumption was used (2003: 2.50%, 2002: 2.25%). The discount rate used in determining the accumulated post-retirement benefit obligation was 5.3% at December 31, 2004 (2003: 5.4%, 2002: 5.5%).

        The following information is presented as required by the transitional rules of FRS 17.

        The major actuarial assumptions used as at December 31, 2002, 2003 and 2004 were:

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
Rate of increase in salaries	4.25%	4.50%	4.75%
Rate of increase in pensions in payment	2.25%	2.50%	2.75%
Discount rate	5.50%	5.40%	5.30%
Inflation assumption	2.25%	2.50%	2.75%
Medical expense inflation assumption	5.25%	5.25%	5.75%

        The following amounts in respect of all post-retirement benefits, as at December 31, 2002, 2003 and 2004, were measured in accordance with the requirements of FRS 17.

	Predecessor As at December 31, 2002			Successor As at December 31, 2003
	Post- retirement healthcare	Pension benefits	Total	Post- retirement healthcare	Pension benefits	Total
	(US$000)
Total market value of assets	—	9,259	9,259	—	15,704	15,704
Present value of plan liabilities	(8,144)	(15,355)	(23,499)	(10,152)	(25,403)	(35,555)

Deficit in the plan	(8,144)	(6,096)	(14,240)	(10,152)	(9,699)	(19,851)
Related deferred tax asset	2,443	1,829	4,272	3,046	2,909	5,955

Net liability	(5,701)	(4,267)	(9,968)	(7,106)	(6,790)	(13,896)

	Successor As at December 31, 2004
	Post- retirement healthcare	Pension benefits	Total
	(US$000)
Total market value of assets	—	21,818	21,818
Present value of plan liabilities	(13,405)	(36,524)	(49,929)

Deficit in the plan	(13,405)	(14,706)	(28,111)
Related deferred tax asset	4,022	4,412	8,434

Net liability	(9,383)	(10,294)	(19,677)

        Upon acquisition on December 17, 2003 the Group recognized the fair value pension liability of US$9.7 million. If the above amounts had been recognized in the financial information, the Group's net assets and retained earnings at December 31, 2002, 2003 and 2004 would be as follows:

	Predecessor	Successor
	Year ended December 31, 2002 (as restated)	Year ended December 31, 2003 (as restated)	Year ended December 31, 2004
	(US$000)
Net assets excluding pensions liability and post retirement healthcare	913,913	34,157	64,492
Post retirement healthcare.	(1,826)	(2,042)	(3,094)
Pensions liability	(4,267)	—	(3,504)

Net assets including pension liability and post retirement healthcare	907,820	31,115	57,894

Retained earnings/(accumulated losses) excluding pension liability and post retirement	313,527	(372)	29,884
Post retirement healthcare	(1,826)	(2,042)	(3,094)
Pension reserve	(4,267)	—	(3,504)

Retained earnings/(accumulated losses) including liability and post retirement healthcare	307,434	(2,414)	23,286

        The following amounts would have been recognized in the performance statements in the year ended December 31, 2002, 2003 and 2004 under the requirements of FRS 17:

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Operating profit
Current service cost	2,898	2,785	3,595
Curtailment gain	(536)	—	—

Total operating charge	2,362	2,785	3,595

Other finance income
Expected return on pension scheme assets	599	816	1,469
Interest on pension scheme liabilities	(758)	(1,015)	(1,403)

Net return	(159)	(199)	66

Statement of total recognized gains and losses
Actual return less expected return on pension scheme assets	(2,457)	1,756	141
Experience gains and losses arising on the scheme liabilities	61	141	74
Foreign exchange gains and losses	(347)	(683)	(703)
Changes in assumptions underlying the present value of scheme liabilities	—	(3,945)	(3,216)

Actuarial gain recognized in statement of total recognized gains and losses	(2,743)	(2,731)	(3,704)

Movements in deficit during the year
Deficit in scheme at beginning of the period	(3,157)	(6,096)	(9,699)
Movement in year:
Current service cost	(2,898)	(2,785)	(3,595)
Contributions	2,325	2,112	2,358
Curtailment gain	536	—	—
Other finance income	(159)	(199)	(66)
Actuarial loss	(2,743)	(2,731)	(3,704)

Deficit in scheme at end of period	(6,096)	(9,699)	(14,706)

Details of experience gains and losses for the year
Difference between the expected and actual return on scheme assets:
Amount	(2,457)	(1,756)	(141)
Percentage of scheme assets	(26.5%)	(13.4%)	(0.65%)
Experience gains and losses on scheme liabilities:
Amount	61	141	(74)
Percentage of present value of the scheme liabilities	(0.4%)	0.6%	0.2%
Total amount recognized in statement of total recognized gains and losses:
Amount	(2,743)	(2,048)	(3,001)
Percentage of present value of the scheme liabilities	17.9%	9.2%	8.22%

        The liability for post-retirement healthcare benefits is already recognized in the financial information as a provision. See Note 19.

26.   Capital commitments

        The Group had authorized and contracted, but not provided for, capital commitments of US$431.2 million, US$396.3 million and US$246.6 million as at December 31, 2002, 2003 and 2004 respectively. The amounts in all years primarily represent commitments in respect of the construction of the Inmarsat-4 satellites. The group contracted to pay US$8.7 million, US$2.6 million and US$Nil at December 31, 2002, 2003 and 2004, respectively, under various non-cancelable agreements.

27.   Contingencies

        Claims have arisen in the ordinary course of business but the directors do not consider that these will result in a material loss to the Group.

28.   Operating lease commitments

        The Group had the following annual commitments under non-cancelable operating leases which expire:

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Land and buildings:
Within two to five years	133	211	863
After five years	—	—	7,965
Other:
Within one year	2,072	4,090	39,250
Within two to five years	25,045	32,980	7,661
After five years	5,655	4,624	940

	32,905	41,905	56,679

        Land and buildings relates primarily to the 25-year leaseback of headquarters building at 99 City Road, London.

        Other operating lease commitments include the leasing of channels on the Thuraya D1 satellite.

        At December 31, 2003 and 2004 the Group, in addition to the above operating lease commitments, is contracted to pay warranty costs relating to the BGAN program of US$19.6 million and US$13.6 million, respectively over the next four years.

29.   Related party transactions

        The majority of space segment revenue is derived from the sale of satellite utilization to land earth station operators (distribution partners), which were owned by former shareholders of the Predecessor and some current shareholders of the Company's ultimate parent undertaking Inmarsat Group Holdings Limited. The terms and conditions of the sales of space segment are governed by the land earth station operator agreement (master distribution agreement).

        Some network and satellite control services, equipment and telephone services were procured from suppliers who also happened to be former shareholder of the Predecessor and some current shareholders of the Company's ultimate parent undertaking Inmarsat Group Holdings Limited. The total amounts were US$12.0 million, US$10.8 million and US$6.0 million for the years ended December 31, 2002, 2003 and 2004.

        The Company's ultimate parent undertaking, Inmarsat Group Holdings Limited, is jointly owned by Apax Partners and Permira, which both own 25.87% of the Company's shares. Joint control is exercised in terms of a shareholders agreement that was entered into on October 16, 2003. During 2004 the Group paid US$0.3 million and US$0.3 million to Apax Partner and Permira respectively for management fees. In 2003 in connection with the acquisition the Company paid US$5.0 million to both Apax Partners and Permira respectively.

30.   Principal subsidiary undertakings

        The following subsidiaries are included in the consolidated financial information:

	Principal activity	Country of incorporation and operation	Effective interest in issued ordinary share capital at December 31, 2004
Inmarsat Finance plc	Finance company	England and Wales	99.9%
Inmarsat Investments Limited	Holding company	England and Wales	100%
Inmarsat Ventures Limited	Holding company	England and Wales	100%
Inmarsat Limited	Satellite telecommunications	England and Wales	100%
Inmarsat Employment Company Limited	Employment company	Jersey	100%
Inmarsat Inc	Service provider	USA	100%
Inmarsat Employee Share Plan Trustees Limited	Corporate trustee	England and Wales	100%
Inmarsat Trustee Company Limited	Corporate trustee	England and Wales	100%
Inmarsat Brasil Limitada	Legal representative of Inmarsat	Brazil	99.9%
Invsat Limited	VSAT telecommunications	England and Wales	100%
Rydex Corporation Limited	Maritime communications software	England and Wales	100%
Rydex Communications Limited	Maritime communications software	Canada	100%
Inmarsat Leasing Limited	Satellite leasing	England and Wales	100%
Inmarsat (IP) Company Limited	Intellectual property holding company	England and Wales	100%
Inmarsat Leasing (Two) Limited	Satellite leasing	England and Wales	100%
Inmarsat Services Limited	Employment company	England and Wales	100%
Inmarsat Launch Company Limited	Satellite launch company	Isle of Man	100%
Galileo Ventures Limited	Dormant	England and Wales	100%
iNavSat Limited	Dormant	England and Wales	100%

        Invsat provides integrated telecommunications network systems including very small aperture terminals, or VSATs and satellite solutions, to the oil and gas, maritime, government and emergency services markets.

        The Rydex business with offices in Vancouver, Canada and Liverpool in the UK is a business that has developed software compatible with the terminals which use the Rydex solutions. This software enables ships to send and receive e-mail and access the Internet.

        Inmarsat Launch Company Limited was formed on December 4, 2003. Inmarsat Launch Company Limited has been assigned contracts related to the launch of Inmarsat-4 satellites and is the beneficiary of Inmarsat-4 launch insurance.

        Inmarsat Finance plc is a public limited company incorporated on October 13, 2003 as Duchessbrook Plc. Inmarsat Finance plc is a finance subsidiary whose only asset is an intercompany loan.

31.   Financial instruments

Treasury management and strategy

        The Group's treasury activities are managed by its corporate finance department under the direction of a Treasury Review Committee whose chairman is the Chief Financial Officer, and are consistent with board-approved treasury policies and guidelines. The overriding objective of treasury activities is to manage financial risk.

        Key features of treasury management include:

  •
  ensuring that the Group is in a position to fund its obligations in appropriate currencies as they fall due;

  •
  maintaining adequate undrawn borrowing facilities;

  •
  economically hedging both contracted and anticipated foreign currency cash flows on a minimum twelve-month rolling basis with the option of covering exposures up to a maximum of three years forward; and

  •
  maximizing return on short-term investments.

        Treasury activities are only transacted with counter parties who are approved relationship banks.

        Treasury policy is implemented primarily through the use of forward purchases of foreign currencies. The treasury department is, however, authorized to use purchased options, futures and other derivative instruments, but only to the extent that such instruments form part of the hedging policy so as to establish a known rate of exchange.

        Having arranged the purchase of foreign currency in line with the anticipated requirement for that currency over each financial year, an average rate of exchange is calculated from the agreed currency deals. This average rate is applied for accounting purposes. The policy is designed to minimize the impact of currency gains and losses in the profit and loss account; gains and losses will arise to the extent that the level of actual payments in the period is different from those that were forecast.

Short-term debtors and creditors

        Short-term debtors and creditors have been excluded from the following disclosures, other than the currency risk disclosures.

Maturity analysis of financial liabilities

        The maturity analysis of the Group's financial liabilities is as follows:

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Within 1 year or on demand	(20,792)	(375,065)	(28,880)
Between 1 and 2 years	(6,248)	(37,096)	(47,786)
Between 2 and 5 years	(117,272)	(249,818)	(299,712)
Over 5 years	(11,632)	(1,139,483)	(1,436,332)

	(155,944)	(1,801,462)	(1,812,710)

        For this purpose, financial liabilities comprise:

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Overdrafts	(13,326)	(624)	(1,415)
Deferred satellite payments	(43,411)	(43,077)	(40,084)
Finance lease obligations	(221)	(158)	(98)
Cross currency swaps	(1,986)	—	—
Bank borrowings	(97,000)	—	—
Senior credit facilities	—	(773,147)	(715,758)
Senior notes	—	—	(458,633)
Bridge facility	—	(365,000)	—
Subordinated parent company loan	—	(619,456)	(596,722)

	(155,944)	(1,801,462)	(1,812,710)

        The five-year US$610.0 million medium term revolving credit facility that commenced May 1, 2001 was terminated as of December 17, 2003. At December 31, 2002, 2003 and 2004 the amount drawn down under this facility was US$100.0 million, US$Nil and US$Nil respectively. In February 2004 the net proceeds of the senior notes were used to redeem the bridge facility.

Currency risk

        In accordance with the Group's treasury policy to hedge forecast currency exposures on a rolling minimum twelve-month basis, all anticipated U.S. dollar/Sterling exposures for 2005 have already been hedged at a rate of 1.77$/£. The entire net assets of the Group are therefore denominated in U.S. dollars.

Interest rate risk profile of financial assets of the Group

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Floating rate financial assets	8,336	265,177	7,485
Fixed rate financial assets	2,736	19,189	371,017

	11,072	284,366	378,502

        Financial assets consist of cash and restricted cash at bank and short- and long-term investments. The fixed rate short-term deposits in U.S. dollars were placed with banks for periods not exceeding three months and earned interest at 1.02% and 2.19% per annum in 2003 and 2004. There were no U.S. dollar deposits at December 31, 2002. There were no fixed rate short-term deposits in sterling as at December 31, 2004 (December 31, 2002: 4.0%, December 31, 2003: 3.4%). The floating rate cash earns interest based on relevant national LIBID equivalents. The restricted cash is held in U.S. dollars

Interest rate risk profile of financial liabilities of the Group

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Floating rate financial liabilities	(112,312)	(773,771)	(717,173)
Fixed rate financial liabilities	(221)	(984,614)	(1,055,453)
Financial liabilities on which no interest is paid	(43,411)	(43,077)	(40,084)

	(155,944)	(1,801,462)	(1,812,710)

        The effect of the Group's interest rate swap is to classify US$536 million of dollar borrowings in the above table as fixed rate.

        The fixed rate financial liabilities comprise the bridge facility, senior notes, subordinated parent company loan and finance lease obligations, details of which are given in Note 18. The weighted average interest rate in respect of these liabilities is 7.0%, 11.9% and 10.9% for the year ended December 31, 2002, 2003 and 2004 respectively. The weighted average years to maturity of fixed rate financial liabilities at December 31, 2002, 2003 and 2004 is 2.5 years, 18.9 years and 19.7 years respectively. The weighted average period for which interest rates on the fixed rate financial liabilities are fixed is 1 year, 23.1 years and 19.4 years at December 31, 2002, 2003 and 2004 respectively.

        The weighted average year to maturity of floating rate financial liabilities as at December 31, 2002, 2003 and 2004 is 2.18 years, 6.75 years and 4.80 years respectively. Interest on floating rate financial abilities is based on the relevant national equivalents plus the margin under the respective facilities.

        The weighted average year to maturity on the financial liabilities on which no interest is paid as at December 31, 2002, 2003 and 2004, is 7.24 years, 6.26 years and 5.26 years respectively.

Market risk

        At December 31, 2002, 2003 and 2004 on the basis of past net cash balances, it is estimated that a 1% movement in interest rates would have impacted December 31, 2002, 2003 and 2004 profit before tax by approximately US$0.7 million, US$0.6 million and US$0.1 million, respectively. It is estimated that a general movement of the U.S. dollar/sterling exchange rate of 1% would have impacted the December 31, 2002, 2003 and 2004 profit before tax by approximately US$1.9 million, US$0.9 million and US$0.9 million respectively.

Credit risk

        Financial instruments that potentially subject the Group to a concentration of credit risk consist of cash at bank, short-term investments and trade receivables. All cash and short-term investments are with high credit quality financial institutions. The Directors consider credit risk is small on trade receivables as these balances are primarily with blue chip telecom companies. At December 31, 2004, four distribution partners comprised approximately 81% of group trade revenues. These same four customers comprised approximately 75% of the trade debtor balance as at December 31, 2004.

Fair value of financial assets and financial liabilities

	Predecessor		Successor
	Year ended December 31, 2002		Year ended December 31, 2003		Year ended December 31, 2004
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	(US$000)
Assets
Cash at bank	8,336	8,336	265,177	265,177	170,901	170,901
Short-term investments	2,736	2,736	19,189	19,189	207,601	207,601
Investments	600	600	—	—	—	—
Liabilities
Overdrafts	(13,326)	(13,326)	(624)	(624)	(1,415)	(1,415)
Finance leases	(221)	(221)	(158)	(158)	(98)	(98)
Deferred satellite payments	(43,411)	(47,304)	(43,076)	(43,076)	(40,084)	(40,084)
Bank borrowings	(100,000)	(100,000)	—	—	—	—
Senior credit facilities	—	—	(800,000)	(800,000)	(737,500)	(737,500)
Senior notes	—	—	—	—	(477,500)	(489,438)
Bridge facility	—	—	(365,000)	(365,000)	—	—
Subordinated parent company loan	—	—	(619,456)	(619,456)	(596,722)	(596,722)
Other financial instruments
Interest and cross currency swaps	(1,986)	(1,986)	—	(7,668)	—	1,581
Forward exchange contracts	—	16,702	—	15,998	—	12,446

        The following methods and assumptions were used to determine the above fair values:

(a)
the fair value of investments is based on quoted market prices where available and other estimates.

(b)
the fair values of cash at bank, overdrafts and short-term investments approximate their carrying values because of the short maturity of these instruments.

(c)
the carrying amount of finance lease obligations approximates to fair value based on the interest rates implicit in the leases.

(d)
the carrying amount and fair value of deferred satellite payments represents the present value of future payments discounted at a variable risk free rate at the period end.

(e)
the fair value of interest and cross currency swaps is based upon valuations provided by the counter-party.

(f)
the fair value of foreign exchange contracts and options is based upon the difference between the contract amount at the current forward rate at each period end, and the contract amount at the contract rate.

(g)
bank borrowings are reflected in the balance sheet as of December 31, 2002, 2003 and 2004 net of unamortized arrangement costs of US$3.0 million, US$Nil and US$Nil million respectively.

(h)
Senior credit facilities are reflected in the balance sheet as of December 31, 2004 net of unamortized arrangement costs of US$21.8 million (December 31, 2003: US$26.9 million).

(i)
Senior notes are reflected in the balance sheet as of December 31, 2004 net of unamortized arrangement costs of US$18.9 million. The fair value of the senior notes is based on the market price of the bonds as at December 31, 2004.

(j)
the fair value of the subordinated parent company loan is based on the book value at year end, as this is the best approximation to fair value given that this loan is not traded.

        The market value of the forward contracts the Group has outstanding is:

	Predecessor			Successor
	Year ended December 31, 2002			Year ended December 31, 2003			Year ended December 31, 2004
	Contract value	Market value	Fair value	Contract value	Market value	Fair value	Contract value	Market value	Fair value
(US$000)
Sell USD currency
Forward contracts
USD (Sterling)	186,061	202,763	16,702	90,829	106,728	15,998	152,805	165,251	12,446

        Gains and losses on hedge instruments are deferred and only recognized in the profit and loss amount upon maturity of the contract. The book value of these instruments is nil.

        The weighted average exchange rates for forward contracts were as follows:

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
Sterling	1.45	1.50	1.74

        There were no currency options outstanding at December 31, 2002, 2003 and 2004.

        The average maturity date for forward contracts outstanding at December 31, 2002, 2003 and 2004 is between one and two years.

        Prior to 2002, the Group entered into certain interest and cross currency swap contracts to reduce its exposure to fluctuations in interest rates. These instruments swap the group's floating rate sterling liabilities for fixed rate U.S. dollar payments. These swaps were terminated in 2002 with a gain of US$2.4 million arising in the profit and loss account. The fair value of these swap instruments as at December 31, 2002 was US$(2.0) million. The group has not entered into any new cross currency swap contracts during 2003 and 2004. In connection with the acquisition of Inmarsat Ventures Limited, the Group entered into new interest rate swaps in December 2003. The fair value of these swap instruments as of December 31, 2003 and 2004 was US$(7.7) million and US$1.6 million respectively.

Hedges

        The Group uses derivative financial instruments to hedge its exposure to foreign currency risk. Unrecognized gains and losses on hedge instruments, and the movements therein, are as follows:

	Unrecognized
			Net Total
	Gains	Losses
	(US$000)
Gains and losses on hedges at January 1, 2002 (Predecessor)	2,198	(886)	1,312
Gains and losses arising in previous years that were included in 2002 income	(3,742)	1,023	(2,719)

Gains and losses arising before January 1, 2002 that were not included in 2002 income	(1,544)	137	(1,407)
Change in value arising in 2002 but unrecognized	18,246	(137)	18,109

Gains and losses on hedges at December 31, 2002 (Predecessor)	16,702	—	16,702

Gains and losses on hedges at January 1, 2003 (Predecessor)	16,702	—	16,702
Gains and losses arising in previous years that were included in 2003 income	(12,924)	—	(12,924)

Gains and losses arising before January 1, 2003 that were not included in 2003 income	3,778	—	3,778
Gains and losses arising in 2003 but unrecognized	12,220	—	12,220

Gains and losses on hedges at December 31, 2003 (Successor)	15,998	—	15,998

Gains and losses on hedges at January 1, 2004 (Successor)	15,998	—	15,998
Gains and losses arising in previous years that were included in 2004 income	(15,982)	—	(15,982)

Gains and losses arising before January 1, 2004 that were not included in 2004 income	16	—	16
Gains and losses arising in 2004 but unrecognized	12,430	—	12,430

Gains and losses on hedges at December 31, 2004 (Successor)	12,446	—	12,446

        Of the unrecognized amounts above:

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Expected to be recognized the following year	12,924	15,982	7,605
Expected to be recognized in later years	3,778	16	4,841

	16,702	15,998	12,446

        All the gains and losses on the hedging instruments are expected to be matched by losses and gains on the hedged transactions or positions.

32.   Parent Undertaking and Ultimate Controlling Party

        The Company's parent undertaking is Inmarsat Holdings Limited and ultimate controlling party is Inmarsat Group Holdings Limited, both incorporated and registered in England and Wales. The largest and smallest Group's into which the results of the Company are consolidated are headed by Inmarsat Group Holdings Limited and the Company, respectively.

33.   Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

        The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as different disclosures required by U.S. GAAP.

        The following table contains a summary of the material adjustments to profit for the financial year/period between UK GAAP and U.S. GAAP:

		Predecessor		Successor
	Note	Year ended December 31, 2002 as restated	January 1 to December 17, 2003 as restated	December 17 to December 31, 2003 as restated	Year ended December 31, 2004
		(US$000)
Profit for the financial year/period as reported under UK GAAP		164,844	135,549	(1,792)	29,517
U.S. GAAP adjustments:
Pension plans	a	(1,024)	(1,436)	—	714
Forward exchange contracts	b	15,390	(2,910)	2,206	(10,043)
Interest and cross currency swaps	b	—	—	(7,668)	2,567
Foreign exchange translation	b	(191)	(3,267)	(921)	(734)
Deferred taxation	c	1,200	(158)	57	486
Deferred taxation on adjustments	c	3,936	4,414	—	(184)
Facility fees	d	—	—	4,563	(4,563)
Development costs	e	(27,970)	(14,769)	—	(12,497)
Amortization on development costs	e	—	7,668	306	1,134
Depreciation on tangible fixed assets	f	—	—	381	2,100
Amortization on goodwill	f	674	—	604	20,393
Stock option costs	g	—	(3,971)	—	—
Other liabilities	f	—	—	(773)	(993)
Capitalized interest	h	(642)	752	30	67,518
Deferred income on disposal of tangible assets	i	—	—	—	(42,355)
Post retirement healthcare	a	—	—	—	126
Amortization of other intangibles	f	—	—	(57)	(1,480)

Total adjustments		(8,627)	(13,677)	(1,272)	22,189

Net income under U.S. GAAP		156,217	121,872	(3,064)	51,706

        The following table contains a summary of the material adjustments to shareholders' funds between UK GAAP and U.S. GAAP:

		Predecessor	Successor
	Note	Year ended December 31, 2002 as restated	Year ended December 31, 2003 as restated	Year ended December 31, 2004
		(US$000)
Total shareholders funds as reported under UK GAAP		913,913	34,157	64,492
U.S. GAAP adjustments:
Pension plans	a	(1,989)	2,536	3,250
Forward exchange contracts	b	16,702	15,998	12,418
Interest and cross currency swaps	b	—	(7,668)	1,581
Foreign exchange translation	b	(1,268)	(2,872)	(3,606)
Deferred taxation	c	(7,952)	(61,847)	(83,193)
Deferred taxation on adjustments	c	9,707	6,827	2,454
Facility fees	d	—	4,563	—
Development costs	e	(47,876)	(62,645)	(53,285)
Amortization on development costs	e	—	7,974	9,108
Tangible assets	f	—	(57,875)	5,955
Goodwill	f	674	(109,242)	(134,826)
Post retirement healthcare	a	—	(1,895)	(1,769)
Other liabilities	f	—	994	—
Deferred income on sale of tangible assets	i	—	—	(58,132)
Capitalized interest	h	17,302	30	67,518
Intangibles	f	—	76,238	74,758

Net U.S. GAAP adjustments		(14,700)	(188,884)	(157,769)

Shareholders' equity under U.S. GAAP		899,213	(154,727)	(93,277)

        A summary of the principal differences and additional disclosures applicable to the Group are set out below:

(a) Pension plans

        Under UK and U.S. GAAP different methods and assumptions are used to determine the pension expense. The principal differences are set out below.

        Under UK GAAP, pension costs credited/charged against profits relating to the Company's pension schemes are accounted for in accordance with UK Statement of Standard Accounting Practice SSAP 24 "Accounting for Pension Costs." Under U.S. GAAP, SFAS 87 "Employers' Accounting for Pensions" prescribes the method and assumptions that may be used to calculate pension costs. Under U.S. GAAP, actuarial gains and losses have only been recognized through the profit and loss accounts to the extent they fall outside a 10% corridor, i.e., 10% of the greater of the value of the projected benefit obligation and the fair value of the plan assets. Under UK GAAP, actuarial gains and losses arising from one valuation to the next are amortized in full through the profit and loss accounts. Where an additional minimum liability exists under U.S. GAAP (i.e., where the amount provided for any one scheme does not cover the unfunded accumulated benefit obligation for that scheme), it must be recognized within the pension liability.

        Under UK GAAP and US GAAP the acquisition of Inmarsat Ventures Limited required the fair value of the Groups pension plan obligations to be recorded on balance sheet. This increase to the pension liability for US GAAP has been limited by the application of EITF 88-16 as described in note (h), therefore the US GAAP liability is lower than that of the UK GAAP balance by the amount reflected in the unrecognized net (gain)/loss amount in the successor period below.

(b)   Financial instruments and hedge accounting

        The Group is exposed to foreign currency risk due to payment of certain operating expenses in currencies other than the Group's functional currency, primarily sterling. The Group is also exposed to interest rate risk as its senior credit agreements accrue interest at variable rates. The foreign currency and interest rate risks create volatility in future earnings and cash flows.

        The objective of the Group is to limit the volatility in future earnings and cash flows associated with these risks. To achieve this objective, the Group enters into derivative financial instruments, the values of which change in opposite direction to the anticipated cash flows. The Group has established policies and procedures to govern the strategic management of these exposures through a variety of derivative financial instruments including interest rate swaps, foreign currency swaps and foreign currency forward contracts. By policy, the Group does not enter into derivatives with a level of complexity or with a risk that is greater than the exposure to be managed nor does it enter into derivatives for trading or speculative purposes.

        Under UK GAAP, the Group accounts for its foreign currency swaps and forward contracts as hedges and the related foreign currency gains and losses on the underlying operating expenses are deferred and recognized at the maturity of the contract to match gains and losses on the settlement of the instruments. Under UK GAAP the Group accounts for its interest rate swaps as hedges. Gains and losses associated with the changes in the market rates of interest on quarterly interest payments are recorded in the same period as settlements on the swap.

        Under US GAAP, the Group applies SFAS 133 "Accounting for Derivatives and Hedging Activities" and related amendments and standards. SFAS 133 establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activity. SFAS 133 requires that that all derivative instruments be recognized as assets or liabilities measured at fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. To the extent the derivative instrument is designated and effective as a cash flow hedge of an exposure to future changes in interest rates or foreign currency exchange rates, the change in fair value of the instrument is deferred in other comprehensive income. Amounts recorded in other comprehensive income are reclassified to the income statement to match the corresponding cash flows on the underlying hedged transaction. Changes in the fair value of any instrument not designated as a hedge or considered to be ineffective as a hedge are reported in current earnings immediately as "other external charges" (within net operating costs).

Foreign currency contract—cash flow hedges

        Prior to October 2004, the Group's accounting policy under US GAAP was to not formally designate its derivative instruments that were entered into to mitigate its foreign currency exposure associated with future sterling operating expenses. As such, changes in fair values associated with these instruments were reported in earnings immediately. On October 1, 2004, the Group evaluated its existing portfolio of derivatives and elected to formally designate, as hedges, a portion of those derivative instruments that qualified for hedge accounting treatment under SFAS 133. As a result of the instruments having an aggregate fair value on the date of designation of US$0.6 million, the Group has determined that this represents an embedded financing element that gives rise to ineffectiveness. The change in fair value of this financing element of US$0.2 million, represents ineffectiveness which has been recognized through current earnings for the year ended December 31, 2004. The change in fair value of the aggregate foreign currency contracts not designated as hedges amounted to US$10.2 million and was recognized in current earnings for the year ended December 31, 2004.

        The change in fair value of the aggregate foreign currency contracts recorded through other comprehensive income amounted to US$6.5 million for the year ended December 31, 2004. These amounts will be recognized through the income statement as operating income or costs in the periods in which the underlying sterling operating cash flows take place. The estimated net amount expected to be reclassified from other comprehensive income within the next twelve months is US$5.5 million.

Interest rate swaps—cash flow hedges

        In December 2003 the Group entered into a three-year interest rate swap to hedge against interest rate exposure related to the senior credit agreements. The swap was formally designated as a hedge from January 1, 2004 and subsequent changes in fair value of US$6.7 million from that date have been recognized through other comprehensive income for the year ended December 31, 2004. As a result of the swap having a fair value on the date of designation, the Group has determined that the fair value at inception of the hedging relationship represents an embedded financing element that gives rise to ineffectiveness. The change in fair value of this financing element of US$2.6 million during the year, represents the ineffectiveness which has been recognized through current earnings for the year ended December 31, 2004. During the year ended December 31, 2003 this swap was not designated and therefore did not qualify for hedge accounting and therefore the change in fair value of U.S. (US$7.7) million had been recorded as a charge to earnings in 2003.

        The change in fair value of the interest rate swap recorded through other comprehensive income amounted to US$6.7 million for the year ended December 31, 2004. This amount will be recognized through the income statement as interest income or charges in the periods in which the related interest payments on the senior credit facility take place. The estimated net amount expected to be reclassified from other comprehensive income within the next twelve months is US$0.8 million.

        In 2001, on acquisition of Inmarsat Leasing Limited, the Group's cross currency interest rate swaps were re-designated and were no longer part of a hedging relationship. As a result, the Group recorded a loss in the amount of US$2.0 million and US$Nil for the year ended December 31, 2002 and the period from January 1, 2003 to December 17, 2003 (predecessor) under UK and U.S. GAAP representing the fair value of the contracts. Under UK GAAP, this adjustment was recorded in net interest payable; however, for U.S. GAAP the amount would be reflected in "other external charges," within operating profit.

        The Group evaluates contracts for "embedded" derivatives, and considers whether any embedded derivatives have to be bifurcated, or separated, from the host contracts in accordance with SFAS 133 requirements. Embedded derivatives may have terms that are not clearly and closely related to the terms of the host contract in which case they are included. If embedded derivatives exist and are not clearly and closely related to the host contract, they are accounted for separately from the host contract as derivatives, with changes in their fair value recorded in current earnings.

        Under U.S. GAAP, assets and liabilities of the Group, which are in a currency other than U.S. dollars, are translated to U.S. dollars at the year-end spot rate. Under UK GAAP, these unsettled monetary assets and liabilities of the Group, which are in a currency other than U.S. dollars are recorded at the average hedged rate or contract rate where applicable.

(c)   Deferred taxation

        Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for U.S. GAAP financial reporting purposes and the amounts used for tax purposes.

(d)   Facility Fee

        Under UK GAAP facility fees related to the bridge loan of US$365 million taken out to partially fund the acquisition were charged to the profit and loss accounts during 2003. US GAAP requires these fees to be capitalized as deferred financing fees and amortized over the term of the loan. These fees were expensed during 2004 under US GAAP.

(e)   Development costs

        Under UK GAAP, the company capitalizes development costs associated with the development of the User Terminals (UT). Under U.S. GAAP, development costs are expensed as incurred.

        Due to the non capitalization of UT development costs the associated amortization recorded under UK GAAP is not recognized for U.S. GAAP purposes.

(f)    Acquisition

        Under UK GAAP the acquisition of Inmarsat Ventures Limited is accounted for as an acquisition and the fair value of assets and liabilities acquired is recorded in the consolidated balance sheet. Under U.S. GAAP, the cost of the Inmarsat Ventures Limited acquisition and related financing, including fees and expenses, was allocated to the assets and liabilities of Inmarsat Group Limited under the guidance prescribed in Emerging Issues Task Force 88-16, "Basis in Leveraged Buyout Transactions" ("EITF 88-16"). Prior to the transaction, the predecessor entity, Inmarsat Ventures Limited, was owned by a number of independent parties. Subsequent to the transaction the predecessor is 100% owned by a newly formed entity, Inmarsat Group Holdings Limited, which is owned 51.7% by new investors, 42.6% by former Inmarsat Ventures Limited shareholders (i.e., the rollover shareholders) and 4.0% by management, and the remainder by an employee benefit trust. For U.S. GAAP purposes, the acquisition and related financing is treated as a leveraged buy-out transaction carried out via a series of highly leveraged transactions.

        For U.S. GAAP purposes, the acquired assets and liabilities of Inmarsat Ventures Limited were recorded in the balance sheet of Inmarsat Group Limited at an amount obtained by blending the book value of those assets and their fair value, as described below. The portion of the opening balance calculated by reference to fair value is a percentage equal to the percentage of the equity of Inmarsat Group Holdings Limited held by new shareholders and certain smaller rollover shareholders immediately following the acquisition (63.2%). The portion of the opening balance calculated by reference to book value is a percentage equal to the percentage of the Inmarsat Group Holdings Limited equity held by rollover shareholders holding more than 5% of that equity immediately following the acquisition (36.8%). The application of the preceding rules to the book and fair values of the acquired assets results in a difference between the purchase price in the acquisition (US$1,544.2 million) and the recorded value of the acquired assets. This difference has been recorded as a reduction to the shareholders' equity of Inmarsat Group Limited. This treatment under EITF 88-16 gives rise to significant differences between the UK GAAP and U.S. GAAP carrying values of assets and liabilities, particularly in the value of goodwill recorded in the successor balance sheet.

        Set out below is the calculation of the opening value of the acquired net assets as reflected in our balance sheet as of December 31, 2003 in accordance with U.S. GAAP:

(US$000)
Fair value of Inmarsat Group Limited on December 31, 2003	1,544.2

Book value of acquired net assets	1,033.1

Proportional fair value of acquired net assets	975.6
Proportional book value of acquired net assets	380.4

Opening value of acquired net assets	1,356.0

Reduction in shareholders' equity	188.2

        Pursuant to U.S. GAAP purchase accounting, the value of the acquired net assets, calculated as set out above, must be allocated to identifiable assets. Identifiable classes of assets for U.S. GAAP purposes are different from those applicable under UK GAAP. The primary difference relates to orbital slots and leasing backlog, each of which must be valued separately under U.S. GAAP, but are included in goodwill under UK GAAP.

        Set out below is our final allocation of the value of the acquired net assets to the acquired assets as reflected in our balance sheet as of December 31, 2003 in accordance with U.S. GAAP:

(US$ in millions)
Historical book value of net assets (U.S. GAAP)	1,033.1
Fair value adjustments:
Fixed assets	19.8
Trademarks	12.0
Patents	8.8
Leasing backlog	8.2
Orbital slots	80.2
Current assets	(2.9)
Pension deficit and former transition adjustment	(4.4)
Deferred satellite payments	(1.7)
Deferred financing fees	(1.3)
Post retirement	(1.9)
Other creditors	(7.3)
Deferred taxes	(32.5)

Fair value of assets before goodwill	1,110.1
Goodwill	245.9

Total	1,356.0

        Amounts recorded in respect of patents, trademarks and leasing backlog will be amortized on a straight-line basis over their estimated useful lives of twenty, seven and three years, respectively. Indefinite-lived intangibles (orbital slots) and goodwill will not be amortized for U.S. GAAP purposes.

        The amount recorded in respect to goodwill noted above is the amount of U.S. GAAP goodwill which differs from goodwill under UK GAAP by approximately U.S$203.7 million as the result of the EITF 88-16 limitation as described above. Goodwill under U.S. GAAP is not amortized; therefore, amortization recorded under UK GAAP is added back.

        Deferred tax liabilities arising under U.S. GAAP on acquisition of Inmarsat Ventures Limited result from the difference between the book and tax values that arises from the application of purchase accounting. Deferred tax liabilities arising as a result of the acquisition are US$77.2 million.

        The table below presents unaudited proforma financial data related to the results of operations as if the acquisition had taken place at the beginning of the period for both the years ended 2002 and 2003 according to US GAAP. The unaudited proforma combined financial data are provided for informational purposes only, and do not purport to present what our results would actually have been had these transactions actually occurred on the dates presented, or to project our results of operations or financial position for any future period.

	For the year ended December 31,
	2002	2003
	(US$ in millions) unaudited
Revenue	467.2	512.0
Net income	14.3	(9.0)

(g)   Stock option costs

        Upon the acquisition the Company was directed by the successor to settle stock options issued to Inmarsat Ventures Limited employees prior to the acquisition. Under U.S. GAAP a charge equal to the purchase price per share less the exercise price of all options settled was charged to the predecessor profit and loss accounts. Under UK GAAP this charge is not required to be recorded in the consolidated group accounts.

        During the year, the Company early adopted the provisions of Statement of Financial Standards ("SFAS") No. 123 (R), Share Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 (R) supersedes Accounting Principles Bulletin Opinion No. 25, Accounting for Stock Issued to Employees. Under SFAS No. 123 (R), stock options issued to employees are valued at fair value on the grant date and recognized in the income statement over the requisite service period of the option. The Company adopted SFAS No. 123 (R) in connection with the initial grant of stock options by the Company during November 2004. There is no impact of adopting this standard on previous periods as the Company had no options issued or outstanding. There is no difference between UK GAAP and US GAAP with regard to the recognition of stock based compensation expense for the year ended December 31, 2004. See Note 22.

(h)   Capitalized interest

        Under UK GAAP, the group does not capitalize interest. Under U.S. GAAP, the Group capitalizes interest on all qualifying assets. The capitalization rate is applied to the total cumulative cash expenditures for qualifying assets according to SFAS 34.

(i)    Deferred income on disposal of tangible assets

        Under UK GAAP, gains arising on sale and leaseback transactions are recognized as other income to the extent that the sale proceeds do not exceed the fair value of the assets concerned. Gains arising on the portion of the sale proceeds that exceed the fair value are deferred and amortized over the minimum lease term. Under US GAAP, the total gain arising on qualifying sale leaseback transactions are deferred in full and amortized to income in proportion to the corresponding gross rental charges over the minimum lease term.

(j)    Comprehensive income

Recently issued accounting pronouncements

        In December 2003, the FASB issued FASB Interpretation No. 46(R) "Consolidation of Variable Interest Entities" ("VIEs"). This interpretation changed the accounting and requirements for consolidation and disclosure of certain entities, including special purpose entities ("SPEs"). Under FIN 46(R), an entity is considered a VIE (and subject to consolidation) if its total equity at risk is determined insufficient to finance its activities without additional subordinated financial support, or if its equity investors lack certain characteristics that represent a controlling financial interest. An entity that is considered a VIE would be required to be consolidated by the enterprise that holds a majority of its "variable interests" (that is, the enterprise that has the most exposure to the economic risks and the potential rewards from changes in the values of the VIE's assets and liabilities). Application of this interpretation is required for all public entities that have interests in variable interest entities for periods ending after 15 December 2003. Application by public entities for all other types of entities is required in financial statements for periods ending after 15 March 2004. We have assessed the impact of FIN 46(R) and currently believe it will not have a material effect on our consolidation.

        In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (SFAS 153), "Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29." SFAS 153 addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 "Accounting for Nonmonetary Transactions" and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

        In March 2004, the EITF reached a consensus on EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 prescribed a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosure for unrealized losses on investments. In September 2004, the FASB issued FASB Staff Position EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1" ("FSP EITF 03-1-1"). FSP EITF 03-1-1 delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1. The disclosure requirements of EITF 03-1 remain effective for fiscal years ending after June 15, 2004. No effective date for the measurement and recognition guidance has been established in FSP EITF 03-1-1. During the period of delay, FSP EITF 03-1-1 states that companies should continue to apply current guidance to determine if an impairment is other-than-temporary. The adoption of EITF 03-1, excluding paragraphs 10-20, did not impact our consolidated financial position, results of operations or cash flows. The Company will assess the impact of paragraphs 10-20 of EITF 03-1 once the guidance has been finalized.

Inmarsat Group Limited

Schedule II—Valuation and Qualifying Accounts

For the years ended December 31, 2002, 2003 and 2004

	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
	(US$ in millions)
2002 (predecessor):
Revenue provision	(2.7)	—	1.0	(1.7)
Stock provision	—	—	—	—

	(2.7)	—	1.0	(1.7)

2003 (successor):
Revenue provision	(1.7)	(0.1)	—	(1.8)
Stock provision	—	(7.5)	—	(7.5)

	(1.7)	(7.6)	—	(9.3)

2004 (Successor):
Revenue provision	(1.8)	(5.6)	0.5	(6.9)
Stock provision	(7.5)	(1.9)	—	(9.4)

	(9.3)	(7.5)	0.5	(16.3)

INMARSAT INVESTMENTS LIMITED

Report of Independent Registered Public Accounting Firm

        To: The Board of Directors and Shareholders of Inmarsat Investments Limited

        We have audited the accompanying financial statements of Inmarsat Investments Limited, included in these financial statements as the successor, which comprise the consolidated balance sheets as at December 31, 2003 and 2004 and the consolidated profit and loss accounts, reconciliation of movements in group shareholders' funds, consolidated statement of group total recognized gains and losses, consolidated statement of cash flows and the Notes to the consolidated financial statements for the period from December 17, 2003 to December 31, 2003 and for the year ended December 31, 2004. As described in Note 1, these financial statements have been prepared on the basis of accounting principles generally accepted in United Kingdom. The financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those U.S. standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inmarsat Investments Limited at December 31 2003 and 2004, and the results of its operations and its cash flows for the period from December 17, 2003 to December 31, 2003 for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United Kingdom. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated statements.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

PricewaterhouseCoopers LLP
London
April 29, 2005

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Shareholders Inmarsat Investments Limited as successor to Inmarsat Ventures Limited (formerly Inmarsat Ventures plc)

        We have audited the accompanying financial statements of Inmarsat Ventures Limited (formerly Inmarsat Ventures plc), included in these financial statements as the predecessor, which comprise the consolidated balance sheets as at December 31, 2002, the consolidated profit and loss accounts, reconciliation of movements in group shareholders' funds, consolidated statement of group total recognized gains and losses, consolidated statement of cash flows and the notes to the consolidated financial statements and the financial statement schedule for the year ended December 31, 2002 and for the period from January 1, 2003 to December 17, 2003. As described in Note 1, these financial statements have been prepared on the basis of accounting principles generally accepted in United Kingdom. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and the financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those U.S. standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An, audit, includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inmarsat Ventures Limited (formerly Inmarsat Ventures plc) at December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002 and as of the period from January 1, 2003 to December 17, 2003, in conformity with accounting principles generally accepted in the United Kingdom. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated statements.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

PricewaterhouseCoopers LLP
London
April 29, 2005

INMARSAT INVESTMENTS LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Predecessor		Successor
	Note	Year ended December 31, 2002 (as restated)	January 1 to December 17, 2003 (as restated)	December 17 to December 31, 2003 (as restated)	Year ended December 31, 2004
		(US$000)
Revenues	2	467,179	494,918	17,108	480,723
Depreciation and amortization	3	(125,648)	(125,402)	(6,862)	(144,454)
Other net operating costs	3	(153,581)	(170,195)	(5,234)	(176,800)

Total operating costs		(279,229)	(295,597)	(12,096)	(321,254)
Group operating profit		187,950	199,321	5,012	159,469
Gain on disposal of tangible fixed assets	12	—	—	—	42,598
Gain on termination of subsidiary undertaking	13	1,000	—	—	—
Interest receivable and similar income	5	5,492	1,945	61	4,092
Interest payable and similar charges	5	(9,256)	(8,888)	(5,841)	(168,073)

Profit/(loss) on ordinary activities before taxation	4	185,186	192,378	(768)	38,086
Taxation expense	8	(20,342)	(56,829)	(1,024)	(8,816)

Profit/(loss) after taxation for the year/period	23	164,844	135,549	(1,792)	29,270

        All activities relate to continuing activities. There is no difference between the results as stated above and the historical cost equivalents.

CONSOLIDATED STATEMENT OF GROUP TOTAL RECOGNIZED GAINS AND LOSSES

		Predecessor		Successor
	Note	Year ended December 31, 2002 (as restated)	January 1 to December 17, 2003 (as restated)	December 17 to December 31, 2003 (as restated)	Year ended December 31, 2004
		(US$000)
Profit/(loss) after taxation for the year/period as restated	23	164,844	135,549	(1,792)	29,270
Exchange adjustments offset in reserves	23	1,053	5,594	1,420	738

Total recognized gains/(losses) for the year/period		165,897	141,143	(372)	30,008

Prior year adjustment					(18,084)

Total recognized gains since the last financial statements					11,924

The accompanying Notes are an integral part of these financial statements.

INMARSAT INVESTMENTS LIMITED

CONSOLIDATED BALANCE SHEETS

		Predecessor
			Successor
		As at December 31, 2002 (as restated)
	Note		As at December 31, 2003 (as restated)	As at December 31, 2004
		(US$000)
Fixed assets
Intangible assets	11	47,876	395,270	456,540
Tangible assets	12	1,139,628	1,371,174	1,179,136
Investments	13	600	—	—

Total fixed assets		1,188,104	1,766,444	1,635,676

Current assets
Stocks	14	3,496	2,072	1,240
Debtors	15	166,949	144,650	160,252
Short-term deposits		2,736	19,189	207,601
Cash at bank and in hand (restricted cash)	25	—	162,667	163,416
Cash at bank and in hand		8,336	102,510	7,455

Total current assets		181,517	431,088	539,964

Creditors—amounts falling due within one year
Loans and other borrowings	18	(13,326)	(365,624)	(29,071)
Other creditors	16	(179,313)	(205,532)	(131,584)

Total creditors: amounts falling due within one year		(192,639)	(571,156)	(160,655)

Net current assets/(liabilities)		(11,122)	(140,068)	379,309

Total assets less current liabilities		1,176,982	1,626,376	2,014,985
Creditors—amounts falling due after more than one year
Loans and other borrowings	18	(97,000)	(1,392,603)	(1,746,467)
Other creditors	17	(36,184)	(33,811)	(78,900)

Total creditors: amounts falling due after more than one year		(133,184)	(1,426,414)	(1,825,367)
Provisions for liabilities and charges	19	(129,885)	(165,805)	(125,340)

Net assets		913,913	34,157	64,278

Capital and reserves
Called up share capital	21	16,250	330	330
Share premium account	23	3,465	34,199	34,199
Other reserve	23	580,671	—	79
Retained earnings/(accumulated losses)	23	313,527	(372)	29,636

Total equity shareholders' funds		913,913	34,157	64,244

The accompanying Notes are an integral part of these financial statements.

INMARSAT INVESTMENTS LIMITED

RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS' FUNDS

	Note	Called up share capital	Share premium account	Other reserves	Share option reserve	Retained earnings	Total
		(US$000)
Balance at January 1, 2002 (Predecessor) as restated		16,200	—	580,671	—	147,630	744,501
Profit for the financial year as restated		—	—	—	—	164,844	164,844
Exchange adjustments offset in reserves	23	—	—	—	—	1,053	1,053
Issue of ordinary share capital		50	3,465	—	—	—	3,515

Balance at December 31, 2002 (Predecessor) as restated		16,250	3,465	580,671	—	313,527	913,913

Profit from January 1 to December 17, 2003 as restated		—	—	—	—	135,549	135,549
Exchange adjustments offset in reserves	23	—	—	—	—	5,594	5,594

Balance at December 17, 2003 (Predecessor) as restated		16,250	3,465	580,671	—	454,670	1,055,056

Issue of share capital	21	330	34,199	—	—	—	34,529
Loss for the period December 17 to December 31, 2003 as restated		—	—	—	—	(1,792)	(1,792)
Exchange adjustments offset in reserves	23	—	—	—	—	1,420	1,420

Balance at December 31, 2003 (Successor)		330	34,199	—	—	(372)	34,157

Profit for the financial year		—	—	—	—	29,270	29,270
Issue of share options	22	—	—	—	79	—	79
Exchange adjustments offset in reserves	23	—	—	—	—	738	738

Balance at December 31, 2004 (Successor)		330	34,199	—	79	30,008	64,244

The accompanying Notes are an integral part of these financial statements.

INMARSAT INVESTMENTS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Predecessor		Successor
	Note	Year ended December 31, 2002	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004
		(US$000)
Net cash inflow/(outflow) from operating activities	24	318,116	352,752	(20,608)	276,259
Returns on investments and servicing of finance
Interest received		1,777	1,749	43	2,428
Interest paid		(2,832)	(1,989)	(92)	(67,911)
Arrangement costs of banking and debt facilities		—	—	(36,891)	(21,466)
Interest element of finance lease rental payments		(30)	(218)	—	(220)

Net cash (outflow) for returns on investments and servicing of finance		(1,085)	(458)	(36,940)	(87,169)

Taxation
UK corporation tax received		26,261	13,705	—	1,079

Net cash inflow from taxation		26,261	13,705	—	1,079

Capital expenditure and financial investments
Purchase of tangible and intangible assets		(382,787)	(201,830)	(22,371)	(140,155)
Sale of tangible fixed assets		—	—	—	125,100

Net cash (outflow) for capital expenditure and financial investment		(382,787)	(201,830)	(22,371)	(15,055)

Acquisitions and disposals
Liquidation of subsidiaries		2,900	600	—	—
Investments		(4,000)	(9,500)	—	—
Payment for acquisitions	10	—	—	(1,510,187)	—
Transaction costs		—	—	—	(34,303)
Cash acquired with subsidiary		—	—	2,586	—

Net cash (outflow) for acquisitions and disposals		(1,100)	(8,900)	(1,507,601)	(34,303)

Net cash inflow/(outflow) before management of liquid resources and financing		(40,595)	155,269	(1,587,520)	140,811

Management of liquid resources
(Increase)/decrease in short-term deposits		4,620	(60,530)	44,077	(188,412)

Net cash (outflow)/ inflow after management of liquid resources		(35,975)	94,739	(1,543,443)	(47,601)

Financing
(Repayment)/increase bank borrowings		40,000	(87,100)	(12,900)	—
Capital element of finance lease rental payments		(95)	(63)	—	(60)
Issue of ordinary share capital	21	—	—	34,529	—
Subordinated shareholder loan/(repayment)		—	—	618,783	(100,000)
Issue/(repayment) of Senior credit facilities		—	—	800,000	(62,500)
Issue of Senior notes		—	—	—	480,062
Bridge facility (repayment)/loan		—	—	365,000	(365,000)

Net cash (outflow)/inflow from financing		39,905	(87,163)	1,805,412	(47,498)

(Decrease)/increase in cash in the year/period	24	3,930	7,576	261,969	(95,099)

The accompanying Notes are an integral part of these financial statements.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     Background, basis of accounting and principal accounting policies

Background

        Inmarsat Investments Limited (the "Company") was incorporated on September 3, 2003 as Grapeclose Limited and changed its name to Inmarsat Investments Limited on January 6, 2004.

        The Company issued share capital for an aggregate amount of US$34.5 million to Inmarsat Group Limited. Other than the issue of share capital, the Company did not trade prior to December 17, 2003 (see Note 10).

        On December 17, 2003 an offer by Inmarsat Investments Limited to acquire all the shares of Inmarsat Ventures Limited became unconditional. This transaction has been accounted for as an acquisition in accordance with FRS 6: Acquisitions and Mergers. A final allocation of purchase consideration was completed by December 31, 2004 (see Note 10).

        These financial statements include the consolidated financial statements of Inmarsat Ventures Limited for the year ended December 31, 2002 and the period ended December 17, 2003 ("the predecessor") and the consolidated financial statements of Inmarsat Investments Limited for the period from December 17, 2003 to December 31, 2003 and year ended December 31, 2004 ("the successor").

        The capital structure of the Predecessor and its interest charges, goodwill amortization, and tax charges up to 17 December 2003 are significantly different from those that have existed since the acquisition.

        The principal activity of the Company and its subsidiaries (the "Group") is the provision of global mobile satellite communication services

        Subsequent to the acquisition on December 17, 2003, substantially all funding is financed by shareholder and third party debt facilities as detailed in Note 18.

Basis of accounting

        The consolidated financial statements are prepared under the historical cost convention and in accordance with applicable UK accounting standards.

        The preparation of the consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reported period. The more significant estimates include provisions, pension costs and asset lives. Actual results could differ from those estimates.

        Inmarsat Ventures Limited was acquired on December 17, 2003 for an aggregate price of US$1,544.2 million. The purchase was accounted for as an acquisition. The purchase price was allocated to the assets and liabilities on a preliminary basis for the year ended December 31, 2003. The preliminary allocation of the purchase consideration to net assets comprised approximately US$308.3 million of goodwill, US$33.0 million of identifiable intangible assets and an increase of US$158.2 million in the book value of tangible fixed assets, which, in accordance with UK GAAP, we will amortize or depreciate over varying periods.

        During 2004 the allocation of the purchase consideration was finalized. As a result of this review goodwill increased by US$95.1 million. The majority of the increase reflects an assessment to our Regional BGAN assets to reflect fair value on acquisition. The complexity of our satellite infrastructure and the timing of the acquisition, meant the data required to finalize the allocation of the purchase price in relation to Regional BGAN was not available until 2004. The adjustment will reduce depreciation and increase amortization in future periods. This assessment has no impact on the commercial Regional BGAN service, which will continue until 2008 without interruption.

Changes in accounting policy and prior year adjustments

        The Group changed its accounting policy in 2004 with regard to the capitalization of interest and has applied the new policy retroactively through retained earnings, interest and depreciation. Under the new policy interest on bank debt taken out to finance capital investment on qualifying assets is expensed. The significant change in the Group's debt structure warranted the revision of the historical policy and therefore the change in accounting policy better reflects our financial position.

        For the years ended December 31, 2002, 2003 and 2004 the change in accounting policy increased interest payable by US$2.6 million, US$4.1 million and US$6.2 million, respectively and decreased depreciation expense by US$3.3 million, US$3.3 million and US$3.1 million respectively. The impact on profit before tax was an increase of US$0.7 million for the year ended December 31, 2002 and a decrease of US$0.8 million and US$3.1 million for the years ended December 31, 2003 and 2004 respectively.

Reclassification

        Certain prior year amounts have been reclassified to be consistent with the current year presentation.

Basis of consolidation

        The consolidated financial statements include the accounts of the Company and its domestic and overseas subsidiary undertakings. All inter-company transactions and balances with subsidiaries have been eliminated. The results of subsidiary undertakings established or acquired during the period are included in the consolidated profit and loss account from the date of establishment or acquisition. The results of subsidiary undertakings disposed of during the period are included until date of disposal.

Foreign currency translation

        The functional and reporting currency of the group is the U.S. dollar as the majority of operational transactions are denominated in U.S. dollars. Transactions not denominated in U.S. dollars during the accounting period have been translated into U.S. dollars at an average hedged rate of exchange. Fixed assets denominated in currencies other than the U.S. dollar have been translated at the spot rates of exchange ruling at the dates of acquisition. Monetary assets and liabilities denominated in currencies other than the dollar for which the Group has purchased forward exchange contracts have been translated at the average hedged rates of exchange contained in those contracts. Differences on exchange are dealt with in the profit and loss account.

        Shares issued by the Company and denominated in a currency other than U.S. dollars are translated at the date of the issue.

        The Group's interest in the underlying net assets of non U.S. dollar subsidiary undertakings is translated into U.S.dollars at year-end rates. The results of subsidiary undertakings are translated into

U.S.dollars at average rates of exchange. The adjustment to year-end rates is taken to reserves. Exchange differences that arise on the re-translation of subsidiary undertakings' balance sheets at the beginning of the year and equity additions and withdrawals during the financial year are dealt with as a movement in reserves.

Financial instruments

        The group uses derivative financial instruments to hedge its exposure to foreign currency and interest rate risk. To the extent that such instruments are matched against an underlying asset or liability, they are accounted for using hedge accounting and therefore, gains and losses are deferred and only recognized upon the maturity of the contract. Where instruments are not matched against an underlying asset or liability, losses are accrued in the profit and loss account.

Revenue recognition

        Satellite revenue results from utilization charges that are recognized as revenue over the period during which the satellite services are provided. Other satellite revenues not dependent upon utilization charges (such as designated leased capacity charges) and where the fee is fixed or determinable are recognized as deferred income when a non-cancellable agreement is in force and collectibility is reasonably assured. Deferred income attributable to other satellite revenues represents the unearned balances remaining from amounts receivable from customers pursuant to lease prepayment options. These amounts are recorded as revenues on a straight-line basis over the respective lease terms which are typically for periods from one month to twelve months.

        Our revenues are stated net of volume discounts which increase over the course of the financial year as specific volume thresholds are being met by distribution partners, resulting in lower prices.

        Revenues in respect of long-term contracts at the subsidiary Invsat Limited are calculated in a manner appropriate to the stage of completion of the contracts.

        Operating lease income is accounted for on a straight-line basis with any rental increases recognized during the period to which they relate.

        Revenue also includes income from service contracts, rental income, conference facilities and income from the sale of Regional BGAN terminals. The costs of acquiring these terminals are included in network and satellite operations costs.

Pensions and post-retirement benefits

        The group operates a hybrid pension scheme and a number of defined contribution pension schemes in its principal locations. The hybrid scheme provides benefits on both a defined benefit and defined contribution basis.

        Pension costs for the defined benefit scheme are assessed in accordance with the advice of independent qualified actuaries and are charged to the profit and loss account so as to spread the cost on a straight-line basis over the average service lives of employees. Pension surpluses and deficits are amortized over the expected average remaining service lives of current employees. Pension costs for the defined contribution schemes are charged to the profit and loss account as incurred.

        The group has adopted the transitional rules of Financial Reporting Standard (FRS) 17 "Accounting for retirement benefits." FRS 17 substantially changes the method of accounting for defined benefit pensions. The implementation date for this new standard has been deferred. However, it is expected this standard may have the effect of increasing the pension costs to be included within operating costs, thus reducing operating profit. Pension fund actuarial gains and losses, including investment returns varying from the assumed returns, will be recorded in full in the statement of recognized gains and losses annually. Pension fund deficits, calculated in accordance with prescribed rules in this standard, will be shown in the balance sheet as will any surpluses to the extent the company expects to obtain value from them in the foreseeable future. The transitional disclosures required have been made as a minimum for the years ended December 31, 2002, 2003 and 2004. See Note 25.

        The group recognizes liabilities relating to post-retirement medical benefits in respect of employees in the UK and overseas. The basis of the valuation of the liability is the projected unit method which requires that annual charges are made to the Group's profit and loss account so as to spread the cost of these benefits after retirement, on a systematic basis, over the employees' working lives.

Stock compensation costs

        For the years/periods up to December 17, 2003 the Group recognized charges relating to share options granted to employees provided the grant was not contingent on a future event. Where the grant was contingent, a charge was recognized when the contingency was realized. Share option costs represented the difference between the exercise price of these share options and the fair market value of the underlying ordinary shares on the date of grant. The difference was amortized over the performance period or the vesting period where there was no performance criteria of the applicable options, which ranged between 18 months to four years from the grant date, depending on the share option plan under which they were granted. All the existing share option plans in the predecessor Group were cancelled at the time of the acquisition.

        During 2004 the company adopted FRS 20 "Share-based Payment" for the Inmarsat 2004 Staff Value Participation Plan. The standard requires that where shares or rights to shares are granted to third parties, including employees, a charge is recognized in the profit and loss account based on the fair value of the shares at the date the grant of shares or right to shares is made. The Group recognizes charges relating to share options granted over the vesting period of 4 years.

        The Group recognizes a charge for National Insurance contributions on outstanding share options where the options are expected to be exercised. The liability is calculated on the difference between the market value of the underlying shares at the end of the financial year and the option exercise price as it was recognized over the period from the date of grant to the end of the performance period.

Deferred Taxation

        Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profit and loss and the results as stated in the financial information. No deferred tax is recognized on permanent differences.

        Deferred tax is measured at the average tax rates that are expected to apply in the period in which the timing differences are expected to reverse, based on tax rates and law that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis. Deferred tax assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. See Note 8.

Research and development

        Research and development expenditure which does not meet the criteria for capitalization is expensed in the year in which it is incurred. Costs are only capitalized once a business case has been demonstrated as to the technical feasibility and commercial viability. Where capitalized, development costs are amortized on a straight-line basis over their expected useful economic life.

Software development costs

        Software development costs directly relating to the development of new services are capitalized with the tangible fixed assets to which they relate. Costs are capitalized once a business case has been demonstrated as to technical feasibility and commercial viability. Such costs are depreciated over the estimated sales life of the services, which is generally three years.

Acquisitions and goodwill

        On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired.

        Where the fair value of the consideration paid exceeds the fair value of the identifiable separable assets and liabilities acquired, the difference is treated as purchased goodwill. Goodwill is amortized using the straight-line method over its estimated useful life, not exceeding 20 years. This is the period over which the directors estimate that the value of the underlying business acquired is expected to exceed the value of the underlying assets.

        Fees and similar incremental costs incurred directly in making an acquisition are included in the cost of the acquisition and capitalized. Internal costs, and other expenses that cannot be directly attributed to the acquisition, are charged to the profit and loss account.

Space segment assets

        Space segment assets comprise satellite construction, launch and other associated costs. Expenditure charged to space segment projects includes invoiced progress payments, amounts accrued appropriate to the stage of completion of contract milestone payments, external consultancy costs and direct internal costs. Internal costs, comprising primarily of staff costs, are only capitalized when they are directly attributable to the construction of an asset. Progress payments are determined on milestones achieved to date together with agreed cost escalation indices. Deferred satellite payments represent the net present value of future payments dependent on the future performance of each satellite and are recognized in space segment assets when the satellite becomes operational if it is probable that performance criteria will be met. The associated liability is stated at its net present value and included within liabilities. These space segment assets are depreciated over the life of the satellites from the date they become operational and are placed into service.

Assets in course of construction

        Assets in course of construction relate to the next generation Inmarsat-4 satellites and BGAN services. These assets will be transferred to space segment assets and depreciated over the life of the satellites once they become operational and placed into service. No depreciation has been charged on these assets to date.

Other fixed assets

        Other fixed assets are stated at historical cost less accumulated depreciation.

Other intangible assets

        Other intangible assets comprise of patents, trademarks, and terminal development costs which are amortized on a straight line basis over their estimated useful lives. See Note 11.

Gains and losses on disposal of tangible and intangible fixed assets

        Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the profit and loss account.

Depreciation of fixed assets

        Depreciation is calculated to write off the historical cost of fixed assets, except land, on a straight-line basis over the expected useful lives of the assets concerned. The Group selects its depreciation rates carefully and reviews them regularly to take account of any changes in circumstances. When setting useful economic lives, the principal factors the Group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used. The lives assigned to significant fixed assets are:

Space segment	5–14 years
Fixtures and fittings, and other building-related equipment	10 years
Buildings	40–50 years
Other fixed assets	3–5 years

        As a result of management's regular reassessment of useful economic lives, the useful lives of our satellites and space segment assets were prospectively changed from October 1, 2004. The changes were made to better reflect the economic life of the Inmarsat-3 satellites resulting from improvements in satellite technology as supported by engineering analysis. As a result depreciation periods were extended for the Inmarsat-3 satellites. The Group's satellite and space segment assets depreciable lives now range from 10 to 14 years, with the exception of our Regional BGAN assets which are 5 years. The Inmarsat-4 satellites, have not been placed into service and are currently not being depreciated. However the above depreciable lives will apply when service commences.

Asset impairment

        Tangible fixed assets, intangible fixed assets and goodwill are subject to impairment review in accordance with FRS 11: Impairment of Fixed Assets and Goodwill, if there are events or changes in circumstances that indicate that the carrying amount of the fixed asset or goodwill may not be fully recoverable. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realizable value and value in use. Net realizable value is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset's continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognized in the profit and loss account in the period in which it occurs. If an external event gives rise to a reversal of an impairment loss, the reversal is recognized in the profit and loss account and by increasing the carrying amount of the fixed asset or goodwill in the period in which it occurs. The carrying amount of the fixed asset or goodwill will only be increased up to the amount that it would have been had the original impairment not occurred. For the purpose of conducting impairment reviews, income generating units are identified as groups of assets, liabilities and associated goodwill that generate income that is largely independent of other income streams.

        The assets and liabilities include those directly involved in generating the income and an appropriate proportion of those used to generate more than one income stream. For the purposes of impairment review, all space segment assets are treated as one income generating unit.

Leasing commitments

        Assets acquired under finance leases, which transfer substantially all the rights and obligations of ownership, have been recorded in the balance sheet as fixed assets at their equivalent capital value and are depreciated over the useful life of the asset. The corresponding liability is analyzed between its short-term and long-term components. The interest element of the finance lease is charged to the profit and loss account over the lease period at a constant rate. Rentals payable under operating leases are typically charged in the profit and loss account in equal annual amounts over the term of the lease.

Interest and finance costs

        Interest and finance costs on bank and other debt raised and finance costs previously incurred on finance leases to meet construction costs of satellites are expensed as incurred. Fees incurred on undrawn bank facilities are expensed as incurred.

        Arrangement costs of debt are capitalized and amortized over the life of the debt in accordance with FRS 4: "Capital Instruments". Facility fees are expensed as incurred.

Stocks

        Stocks are stated at the lower of cost and net realizable value. Cost is determined by the average cost method.

Liquid resources

        The Group defines liquid resources as short-term deposits and current asset investments capable of being converted into cash without curtailing or disrupting the business.

Restricted cash

        Restricted cash included in cash at bank and in hand is primarily held in a charged account for capital expenditure.

Provisions

        Provisions, other than in respect of post-retirement benefits and stock compensation for which accounting policies are described above, are recognized when the Group has a legal or constructive obligation to transfer economic benefits arising from past events and the amount of that obligation can be estimated reliably. Provisions are not recognized unless the transfer of economic benefits is probable.

2.     Segmental information

        The Group operates in one segment, the supply of mobile satellite communication services. The Group also has other activities which comprise the operations of its subsidiary entities and other income, principally from conference services at our headquarters building and sale of Regional BGAN terminals. Within the mobile satellite communications services segment, the Group conducts its activities primarily in four business sectors, being maritime, land, leasing and aeronautical.

        An analysis of our revenues is set out below. We have additionally provided revenues by business sector.

	Predecessor		Successor
	Year ended December 31, 2002 (as restated)	January 1 to December 17, 2003 (as restated)	December 17 to December 31, 2003 (as restated)	Year ended December 31, 2004
	(US$000)
Maritime	253,623	236,639	9,017	251,388
Land	125,043	158,891	4,728	133,736
Leasing (including Navigation)	51,440	59,104	2,123	56,868
Aeronautical	11,477	12,560	531	16,922

Total mobile satellite communication services	441,583	467,194	16,399	458,914
Other subsidiary revenue	21,525	20,353	527	14,934
Other income	4,071	7,371	182	6,875

Total revenues	467,179	494,918	17,108	480,723

        Other income has been reclassified from net operating costs for all years presented.

        Other subsidiary revenues include:

	Predecessor		Successor
	Year ended December 31, 2002	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004
	(US$000)
Invsat	20,083	19,205	488	13,227
Rydex	1,442	1,148	39	1,707

Total other subsidiary revenues	21,525	20,353	527	14,934

        For the periods presented below, the following customers (distribution partners), contributed more than 10% of consolidated revenues.

	Predecessor		Successor
	Year ended December 31, 2002	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004
	(US$000)
Customer A	97,483	128,321	4,184	120,095
Customer B	101,902	107,801	3,745	111,528
Customer C	94,898	88,510	3,079	89,015
Customer D	70,764	69,875	2,329	65,721

        Revenues are allocated to countries based on the location of the billable customers (distribution partners). These customers sell services to end users who may be located elsewhere. There is no difference on this basis between the origin and destination of revenue.

	Predecessor		Successor
	Year ended December 31, 2002	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004
	(US$000)
Europe	218,728	230,145	7,779	233,688
North America	140,585	161,747	5,231	150,952
Asia and Pacific	90,420	82,241	2,883	76,341
Rest of world	17,446	20,785	1,215	19,742

	467,179	494,918	17,108	480,723

        The comparative period amounts have been restated following the consolidation of several telecommunication companies during the periods.

        Because of the integrated nature of the satellite infrastructure, it is not feasible to show net assets and the profit before taxation for the periods by geographic location.

3.     Net operating costs

	Predecessor		Successor
	Year ended December 31, 2002 (as restated)	January 1 to December 17, 2003 (as restated)	December 17 to December 31, 2003 (as restated)	Year ended December 31, 2004
	(US$000)
Own work capitalized	23,749	18,997	1,245	25,858
Network and satellite operations	(17,854)	(38,853)	(2,020)	(50,004)
Other external charges	(73,235)	(83,411)	(1,897)	(67,031)

Total external charges	(91,089)	(122,264)	(3,917)	(117,035)
Staff costs (see below)	(86,241)	(66,928)	(2,562)	(85,623)

Total other net operating costs	(153,581)	(170,195)	(5,234)	(176,800)

Depreciation and amortization	(125,648)	(125,402)	(6,862)	(144,454)

Total operating costs	(279,229)	(295,597)	(12,096)	(321,254)

Wages and salaries	(75,540)	(56,231)	(2,137)	(74,464)
Social security costs	(5,951)	(6,634)	(264)	(6,661)
Pension costs	(4,750)	(4,063)	(161)	(4,419)
Equity-settled share based payments	—	—	—	(79)

Total staff costs	(86,241)	(66,928)	(2,562)	(85,623)

        Own work capitalized comprises primarily staff costs, which are only capitalized when they are directly attributable to the construction of an asset.

        Staff costs for the year ended December 31, 2002 and 2004 include redundancy costs of US$9.1 million and US$9.3 million, respectively (see Note 19). Staff costs for the year ended December 31, 2002 also included US$3.5 million in respect of employee share awards.

        Staff costs in 2004 include equity-settled share-based payments of US$0.1 million related to the 2004 Plan. The number of shares available for the grant of options under the 2004 Plan and details of share options granted are set out in Note 22.

4.     Profit on ordinary activities before taxation

        Profit on ordinary activities before taxation is stated after charging:

		Predecessor		Successor
	Note	Year ended December 31, 2002 (as restated)	January 1 to December 17, 2003 (as restated)	December 17 to December 31, 2003 (as restated)	Year ended December 31, 2004
		(US$000)
Gains on termination of subsidiary undertaking	13	(1,000)	—	—	—
Depreciation of tangible assets:
—Leased		75	48	2	67
—Owned		124,899	117,686	5,831	119,910
Amortization of intangible assets		—	7,668	425	4,084
Asset impairment		281	—	—	—
Amortization of goodwill on subsidiaries and acquisitions		674	—	604	20,393
Operating lease rentals
—Land and buildings		716	551	22	3,112
—Services equipment, fixtures and fittings		2,958	2,402	117	1,941
—Space segment		13,131	30,258	1,781	40,398
Auditors' remuneration and expenses—audit services		336	385	16	581
Auditors' remuneration and expenses—non-audit services		1,190	78	—	178
Staff costs	3	86,241	66,928	2,562	85,623
Advertising costs		16,643	15,978	664	9,293
Research and development costs		5,684	543	35	541
Non-operating gain on disposal of tangible fixed assets		—	—	—	(42,598)
Proposed IPO costs written off		2,724	—	—	—

        The Group incurred non-audit fees of US$1.0 million during the year ended December 31, 2002 in relation to the Predecessor's proposed IPO. In addition, the Group incurred fees of US$3.0 million in 2003, in connection with the acquisition and US$1.3 million in 2004, in connection with the notes offering with the auditors. These costs have been included in the transaction costs.

        In addition to the audit fees disclosed above, the Group's Pension Plan incurred audit fees from the Group's auditors of US$14,841, US$18,870 and US$18,230 for the years ended December 31, 2002, 2003 and 2004 respectively.

        On November 30, 2004 the company entered into a sale and 25-year leaseback contract for the headquarters building at 99 City Road, London. The gross proceeds from the sale of the building were US$125.1 million, which resulted in a gain on disposal of this asset of US$42.6 million in the year ended December 31, 2004. The annual rental of the building in future periods will be approximately US$8.0 million (£4.5 million). In the year ended December 31, 2004 rental costs were US$0.8 million.

5.     Interest

	Predecessor		Successor
	Year ended December 31, 2002 (as restated)	January 1 to December 17, 2003 (as restated)	December 17 to December 31, 2003 (as restated)	Year ended December 31, 2004
	(US$000)
Interest and facility fees payable on bank loans and overdrafts	(6,032)	(6,001)	(5,061)	(9,507)
Interest on subordinated parent company loan	—	—	(674)	(108,550)
Interest on senior notes and facilities	—	—	—	(39,679)
Interest payable under finance lease contracts	(30)	(218)	—	(220)
Amortization of debt issue costs	—	—	—	(7,488)
Accretion of discount on deferred satellite liabilities	(3,194)	(2,669)	(106)	(2,629)

Total interest payable and similar charges	(9,256)	(8,888)	(5,841)	(168,073)
Bank interest receivable and other interest	3,120	320	44	4,023
Realized gain on cross currency interest rate swaps	2,372	1,429	—	—
Late payment interest and inland revenue interest	—	196	17	69

Total interest receivable and similar income	5,492	1,945	61	4,092

Net interest payable	(3,764)	(6,943)	(5,780)	(163,981)

        The Group changed its accounting policy in 2004 with regard to the capitalization of interest and has applied the new policy retroactively through retained earnings, interest and depreciation. Under the new policy interest on bank debt taken out to finance capital investment on qualifying assets is expensed. For the years ended December 31, 2002, 2003 and 2004 the change in accounting policy increased interest payable by US$2.6 million, US$4.1 million and US$6.2 million respectively. See Note 23.

6.     Employee numbers

        The average monthly number of people (including the Executive Directors) employed during the period by category of employment:

	Year ended December 31,
	2002	2003	2004
Network and satellite operations	142	145	138
Marketing and business development	130	117	114
Product development and engineering	131	116	117
Business infrastructure, administration, finance and legal	193	159	145

	596	537	514

7.     Directors' remuneration

        The main elements of the remuneration package offered to the executive directors of Inmarsat Group Holdings Limited (our ultimate parent company) were:

Basic salary and benefits

        Basic salary was structured by the Remuneration Committee by taking into account the responsibilities, individual performance and experience of the executive directors, as well as the market place for executives in a similar position. Salary reviews were generally determined annually and adjustments would occur if necessary in relation to market practice and after a formal appraisal process of performance. The executive directors' salaries were not increased for the 2002, 2003 and 2004 financial years.

        Benefits included private healthcare insurance, long-term disability insurance, life assurance, and for one of the executive directors, cash payments in lieu of a company car. The benefits were non-pensionable.

Annual bonus

        The executive directors are paid a bonus upon achievement of challenging objectives linked to group financial and operational performance. For the Chairman/Chief Executive Officer, under his service agreement, the target level of bonus is 100 per cent of basic salary. For the Chief Financial Officer and the Chief Operating Officer, the target level of bonus is 50 per cent of basic salary which may be increased subject to actual individual and corporate performance.

        The Remuneration Committee approves the objectives for the executive directors, which are set at the start of each financial year and reviewed thereafter.

Pensions

        The executive directors are the only directors accruing benefits in the group's defined contribution pension plans. Pensionable salary is limited to basic salary, excluding all bonuses and other benefits, up to the UK earnings cap (2004: £102,000; 2003 £99,000 and 2002: £97,200). Mr Butler and Mr Medlock are members of the pension plan for employees who will draw a UK pension. Mr Sukawaty is a member of the 401K plan for US employees.

	Year ended December 31,
	Salaries/Fees				Bonus			Benefits			Compensation for loss of office 2004	Total			Pension
				Share Award 2002
	2002	2003	2004		2002	2003	2004	2002	2003	2004		2002	2003	2004	2002	2003	2004
	(US$000)
Executive directors
Andrew Sukawaty (appointed January 7, 2004)	—	—	356	—	—	—	387	—	—	21	—	—	—	764	—	—	33
Rick Medlock (appointed September 27, 2004)	—	—	91	—	—	—	213	—	—	7	—	—	—	311	—	—	4
Michael Butler(3) (appointed December 17, 2003)	—	15	380	—	—	12	298	—	—	9	—	—	27	687	—	1	15
Michael Storey(1)(4) (resigned March 5, 2004)	471	465	89	—	471	754	—	51	90	9	1,371	993	1,309	1,469	60	18	12
Ramin Khadem(2)(4) (resigned July 30, 2004)	319	315	247	—	302	379	—	25	44	30	1,344	646	738	1,621	79	78	61
Non-executive directors
Henry Chasia (resigned December 17, 2003)	53	57	—	6	—	—	—	—	—	—	—	59	57	—	—	—	—
Richard Vos (resigned December 17, 2003)	145	174	—	19	—	—	—	—	—	—	—	164	174	—	—	—	—
John Rennocks(6) (resigned December 17, 2003)	87	104	—	15	—	—	—	—	—	—	—	102	104	—	—	—	—
Edward Berger (resigned December 17, 2003)	47	55	—	7	—	—	—	—	—	—	—	54	55	—	—	—	—
Raymond Ch'ien (resigned July 25, 2003)	44	25	—	6	—	—	—	—	—	—	—	50	25	—	—	—	—
Dick Hoefsloot (resigned December 17, 2003)	49	57	—	6	—	—	—	—	—	—	—	55	57	—	—	—	—
Britt Carina Horncastle (resigned June 6, 2003)	46	20	—	6	—	—	—	—	—	—	—	52	20	—	—	—	—
Raynald Leconte (resigned December 17, 2003)	44	50	—	6	—	—	—	—	—	—	—	50	50	—	—	—	—
Bo Ake Lerenius (resigned December 17, 2003)	45	55	—	7	—	—	—	—	—	—	—	52	55	—	—	—	—
Phillip Permut (resigned December 17, 2003)	57	58	—	6	—	—	—	—	—	—	—	63	58	—	—	—	—
Artur Schechtman (resigned December 17, 2003)	46	56	—	7	—	—	—	—	—	—	—	53	56	—	—	—	—
Johannes Van Moorsel (resigned December 17, 2003)	—	34	—	—	—	—	—	—	—	—	—	—	34	—	—	—	—

	1,453	1,540	1,163	91	773	1,145	898	76	134	76	2,715	2,393	2,819	4,852	139	97	125

Note: £:US$ exchange rate used was 1.49 for 2004, 1.43 for 2003 and 1.45 for 2002.
The 2003 fees for those non-executive directors in office until December 17, 2003 include additional amounts in recognition of attendance at additional board meetings regarding the private equity transaction.
As part of the acquisition of Inmarsat Ventures Limited by Inmarsat Investments Limited (formerly Grapeclose Limited), all the directors who held shares in the Company were able to sell their shares or, if applicable, elect to become a shareholder in Inmarsat Group Holdings Limited.

(1)
In accordance with his service agreement, bonus payment for the year 2003 included a bonus in respect of the successful completion of the private equity process.

(2)
Payment for the year 2002 included a bonus payment in respect of work undertaken on preparations for the proposed IPO and payment for the year 2003 included a bonus in respect of work undertaken on the private equity process.

(3)
Mr Butler also received an option cancellation payment but this was not associated with his appointment as director.

(4)
In addition, under the terms of the cash offer for Inmarsat Ventures Limited by Inmarsat Investments Limited, Mr Storey and Dr Khadem received cash cancellation payments relating to the options they held over shares in Inmarsat Ventures Limited of US$1,114,650 and US$62,876 respectively.

(5)
Other non executive directors of Inmarsat Group Holdings Limited being Richard Wilson, Bjarne Aamodt, David Preiss and Graham Wrigley who were appointed in December 2003 were not paid any directors fees for the year ended December 31, 2004.

(6)
John Rennocks was previously a director of Inmarsat Ventures Limited and as of January 4, 2005 was appointed director of Inmarsat Group Holdings Limited, the Company's ultimate parent undertaking.

8.     Taxation

        The tax charge/(credit) is based on the taxable profits for the year/period and comprises:

	Predecessor		Successor
	Year ended December 31, 2002	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004
	(US$000)
Corporation tax at 30%—current year/period	1,319	14,938	(638)	6,091
Deferred tax—current year/period	46,975	49,250	1,964	3,147

	48,294	64,188	1,326	9,238
Adjustments in respect of previous periods
Current Corporation tax	(22,601)	(1,045)	(42)	198
Deferred tax	(5,351)	(6,314)	(260)	(620)

	20,342	56,829	1,024	8,816

        In 2002 the UK Inland Revenue agreed the basis on which tax relief is available on the cash payments made in relation to the leased second generation satellites and as a result a significant tax credit of US$35.4 million was recognized in December 2002, principally in relation to prior periods.

        The Group has yet to agree the open market value of certain other assets on the transition of the predecessor from an intergovernmental organisation to a limited liability company in 1999 and discussions are ongoing with the UK Inland Revenue. Agreement may result in further tax credits in future years.

Deferred taxation

        The tax effect of timing differences is:

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Accelerated capital allowances	119,579	146,343	105,250
Other short-term timing differences	(4,380)	1,778	—

Liability recognized	115,199	148,121	105,250

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        The Group's effective tax rate reconciliation is as follows:

	Predecessor		Successor
	Year ended December 31, 2002	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004
	(US$000)
UK statutory tax rate	30%	30%	30%	30%
Profit/(loss) on ordinary activities before taxation (as restated)	185,186	192,378	(768)	38,086
Corporation tax charge at UK statutory rate	55,556	57,713	(230)	11,426
IPO costs	358	—	—	—
(Capital allowances in excess of depreciation)/ Depreciation in excess of capital allowances (as restated)	(47,430)	(43,428)	(1,189)	5,182
Effect of agreement of Inmarsat-2 satellite payments	(8,996)	—	—	—
Tax loss on sale of shares	—	—	—	(4,178)
Non-taxable accounting gain on sale of building	—	—	—	(8,064)
Other timing differences	—	(6,114)	239	—
Other non-deductible expenses (as restated)	1,831	6,767	542	1,725

Current tax charge/(credit) for the year/period	1,319	14,938	(638)	6,091

9.     Dividends

        No dividend was declared for the three years ended December 31, 2002, 2003 and 2004.

10.   Acquisitions

Acquisition of Inmarsat Ventures Limited

        Inmarsat Ventures Limited was acquired on December 17, 2003 for an aggregate price of US$1,544.2 million. The purchase price was allocated to assets and liabilities on a preliminary basis for the year ended December 31, 2003. The preliminary allocation of the purchase consideration to net assets comprised approximately US$308.3 million (includes US$8.8 million of prior period adjustment) of goodwill, US$33.0 million of identifiable intangible assets and an increase of US$158.2 million in the book value of tangible fixed assets, which, in accordance with UK GAAP, is being amortized and depreciated over varying periods.

        During 2004 the allocation of the purchase consideration was finalised. As a result of this review goodwill increased by US$95.1 million. The majority of the increase reflects an assessment to our Regional BGAN assets to reflect fair value. Given the complexity of the Group's satellite infrastructure, the timing of the acquisition being so close to year end, and a more thorough understanding of our assets' useful economic lives as supported by engineering analysis, the data required to finalise the allocation of the purchase price in relation more specifically to Regional BGAN was not available to us until later in 2004. The adjustment will reduce depreciation and increase amortisation in future periods. This assessment has no impact on the commercial Regional BGAN service that we are providing to our customers, which will continue through 2008 without interruption. The final fair value adjustments have been allocated to assets and liabilities for the 2004 year.

	Book value	Provisional fair value adjustments		Provisional fair value	Final fair value adjustments		Final fair value
	(US$000)
Fixed assets
Intangible assets	54,978	33,000	(a)	87,978	(21,857	)(b)	66,121
Tangible assets	1,193,634	158,150	(c)	1,351,784	(118,058	)(d)	1,233,726

Total fixed assets	1,248,612	191,150		1,439,762	(139,915)		1,299,847
Current assets
Stock	2,072	—		2,072	(1,461	)(e)	611
Debtors	126,303	—		126,303	(1,193	)(f)	125,110
Short term deposits	63,266	—		63,266	—		63,266
Cash at bank and in hand	2,586	—		2,586	—		2,586

Total current assets	194,227	—		194,227	(2,654)		191,573

Creditors: amounts falling due within one year
Other creditors	(173,010)	(13,628	)(g)	(186,638)	—		(186,638)

Total creditors: amounts falling due within one year	(173,010)	(13,628)		(186,638)	—		(186,638)

Net current assets	21,217	(13,628)		7,589	(2,654)		4,935

Total assets less current liabilities	1,269,829	177,522		1,447,351	(142,569)		1,304,782

Creditors: amounts falling due after more than one year
Loans and other borrowings	(12,900)	—		(12,900)	—		(12,900)
Other creditors	(33,811)	—		(33,811)	—		(33,811)

Total creditors: amounts falling due after more than one year	(46,711)	—		(46,711)	—		(46,711)

Provisions for liabilities and charges	(158,764)	(5,977	)(h)	(164,741)	45,955	(i)	(118,786)

Identifiable net assets	1,064,354	171,545		1,235,899	(96,614)		1,139,285

Goodwill				308,322 (k)	95,105	(k)	403,427

Total cost				1,544,221	(1,509	)(j)	1,542,712

Consideration:
Cash				1,505,187	—		1,505,187
Fees and expenses				39,034	(1,509	)(j)	37,525

Total consideration				1,544,221	(1,509)		1,542,712

        The above figures reflect a final allocation of the purchase consideration to the net assets and liabilities of Inmarsat Ventures Limited. The preliminary allocation has been reviewed based on information up to December 31, 2004.

  (a)
  The increase in intangible assets consist of US$14.0 million of patents and US$19.0 million of trademarks and will be amortized over their useful lives which are seven and twenty years respectively.

  (b)
  The decrease of US$21.9 million represents a write-down to Regional BGAN terminal development costs. See (d) below for further explanation of the write down.

  (c)
  The value of the tangible fixed assets has been increased to their depreciated replacements costs.

  (d)
  As part of the finalization of the fair values the group reviewed the analysis of the Regional BGAN assets which would be reused in the provision of BGAN services and also the latest forecasts of cashflows from the Regional BGAN services. It was determined that some of these assets would no longer be used for the new services and therefore to the extent that these are not supported by the future cashflows from Regional BGAN services. This should be reflected in the fair value of those assets at acquisition. Accordingly, adjustments and tangible assets of US$116.6 million and intangible assets of US$21.9 million have been made to reflect their fair value to the business. A further net adjustment of US$1.5 million was made to other tangible assets.

  (e)
  The adjustment to stock reflects the accounting for unrealizable amounts relating to the purchase of Regional BGAN terminals.

  (f)
  The adjustment to debtors represents the information available in 2004 that certain debtors that existed in 2003 were not recoverable.

  (g)
  The adjustment to other creditors comprises:

  (i)
  the write-off of the existing revolving credit agreement fees as the working capital and capital expenditure facilities under the senior credit agreement have replaced the previous medium-term revolving credit agreement (US$42.1 million);

  (ii)
  the excess of the fair value of the deferred satellite payments over their market value (US$2.7 million); and

  (iii)
  additional transaction fees incurred as a direct result of the completion of the transaction (US$8.8 million).

  (h)
  The adjustment to provisions for liabilities and charges comprises:

  (i)
  pension deficit on acquisition (US$9.7 million); and

  (ii)
  deferred tax asset arising on other fair value adjustments (US$3.9 million); and

  (i)
  Represents deferred tax credit arising as a result of the fair value adjustments discussed above of US$46.2 million.

  (j)
  Reduction in transaction fees originally reported as a direct result of the completion of the transaction and finalisation of associated costs.

  (k)
  Goodwill comprises the difference between the purchase consideration and the fair value of the net assets acquired.

11.   Intangible fixed assets

	Trademarks	Patents	Goodwill	Terminal development	Total
	(US$000)
Net book amount at December 31, 2002 (Predecessor) as restated	—	—	—	47,876	47,876

Cost at January 1, 2003 (Predecessor)	—	—	—	47,876	47,876
Additions	—	—	—	14,770	14,770

Cost at December 17, 2003 (Predecessor) as restated	—	—	—	62,646	62,646

Accumulated amortization at January 1, 2003 (Predecessor) as restated	—	—	—	—	—
Charge for the period	—	—	—	(7,668)	(7,668)

Accumulated amortization at December 17, 2003 (Predecessor) as restated	—	—	—	(7,668)	(7,668)

Net book amount at December 17, 2003 (Predecessor) as restated	—	—	—	54,978	54,978

Cost at December 17, 2003 (Successor) as restated	—	—	—	62,646	62,646
Additions arising on acquisition (Note 10)	19,000	14,000	308,322	—	341,322

Cost at December 31, 2003 (Successor) as restated	19,000	14,000	308,322	62,646	403,968

Accumulated amortization at December 17, 2003 (Successor) as restated	—	—	—	(7,668)	(7,668)
Charge for the period	(38)	(81)	(604)	(307)	(1,030)

Accumulated depreciation at December 31, 2003 (Successor) as restated	(38)	(81)	(604)	(7,975)	(8,698)

Net book amount at December 31, 2003 (Successor) as restated	18,962	13,919	307,718	54,671	395,270

Cost at January 1, 2004 (Successor)	19,000	14,000	308,322	62,646	403,968
Additions	—	—	95,105	(9,358)	85,747

Cost at December 31, 2004 (Successor)	19,000	14,000	403,427	53,288	489,715

Accumulated amortization at January 1, 2004 (Successor)	(38)	(81)	(604)	(7,975)	(8,698)
Charge for the period	(950)	(2,000)	(20,393)	(1,134)	(24,477)

Accumulated amortization at December 31, 2004 (Successor)	(988)	(2,081)	(20,997)	(9,109)	(33,175)

Net book amount at December 31, 2004 (Successor)	18,012	11,919	382,430	44,179	456,540

        The goodwill arising on the acquisition of Inmarsat Ventures Limited on December 17, 2003, is being amortized on a straight-line basis over 20 years, being the period over which the directors estimate that the value of the underlying business acquired is expected to exceed the book value of the assets.

        Upon the acquisition of Inmarsat Ventures Limited by Inmarsat Investments Limited on December 17, 2003, the identifiable net assets acquired included patents of US$14.0 million and trademarks of US$19.0 million, which are being amortized on a straight-line basis over their estimated useful lives which are seven and twenty years respectively.

        User terminal development costs directly related to the development of user terminals for the Regional BGAN and BGAN services are capitalized as intangible fixed assets. The fair value of the Regional BGAN costs were reassessed as part of the final allocation of the purchase price in 2004 (see note 10). Prior to the reassessment regional BGAN costs were being amortized over five years. BGAN costs will be amortized once the BGAN service is launched in 2005 and will be amortized over the estimated sales life of the services, which is expected to be five to ten years.

12.   Tangible fixed assets

	Freehold and long leasehold land and buildings	Services equipment, fixtures and fittings	Space segment	Assets in course of construction	Total
	(US$000)
Net book amount at December 31, 2002 (Predecessor) as reported	47,010	82,792	470,701	556,427	1,156,930

Prior year adjustment	—	—	(12,661)	(4,641)	(17,302)
Net book amount at December 31, 2002 (Predecessor) as restated	47,010	82,792	458,040	551,786	1,139,628
Cost at January 1, 2003 (Predecessor) as restated	68,488	396,492	1,934,807	551,786	2,951,572
Prior year adjustment	—	—	—	(3,957)	(3,957)
Exchange revaluation	450	569	—	—	1,019
Additions	175	14,307	571	151,388	166,441
Disposals	—	(1,224)	—	—	(1,224)

Cost at December 17, 2003 (Predecessor) as restated	69,113	410,144	1,935,378	699,216	3,113,851

Accumulated depreciation at January 1, 2003 as restated	(21,478)	(313,700)	(1,476,767)	—	(1,811,945)
Prior year adjustment	—	—	3,205	—	3,205
Exchange revaluation	(7)	(253)	—	—	(260)
Charge for the period	(2,113)	(24,377)	(94,449)	—	(120,939)
Disposals	—	425	—	—	425

Accumulated depreciation at December 17, 2003 (Predecessor) as restated	(23,598)	(337,905)	(1,568,011)	—	(1,929,514)

Net book amount at December 17, 2003 (Predecessor) as restated	45,515	72,239	367,367	699,216	1,184,337

Cost at December 17, 2003 (Successor) as restated	69,113	410,144	1,935,378	699,216	3,113,851
Prior year adjustment	—	—	—	(158)	(158)
Additions	—	227	—	25,125	25,352
Fair value adjustment on acquisition(a)	34,000	47,200	86,276	—	167,476

Cost at December 31, 2003 (Successor) as restated	103,113	457,571	2,021,654	724,183	3,306,521

Accumulated depreciation at December 17, 2003	(23,598)	(337,905)	(1,568,011)	—	(1,929,514)
Prior year adjustment	—	—	128	—	128
Charge for the period	(117)	(1,251)	(4,593)	—	(5,961)

Accumulated depreciation at December 31, 2003 (Successor) as restated	(23,715)	(339,156)	(1,572,476)	—	(1,935,347)

Net book amount at December 31, 2003 (Successor) as restated	79,398	118,415	449,178	724,183	1,371,174

Cost at January 1, 2004 (Successor)	103,113	457,571	2,021,654	724,183	3,306,521
Exchange revaluation	350	455	—	—	805
Additions	21	4,029	16,882	106,827	127,759
Fair value adjustment	10,000	(11,511)	(116,735)	—	(118,246)
Disposals	(108,201)	(93)	—	—	(108,294)

Cost at December 31, 2004 (Successor)	5,283	450,451	1,921,801	831,010	3,208,545

Accumulated depreciation at January 1, 2004	(23,715)	(339,156)	(1,572,476)	—	(1,935,347)
Exchange revaluation	(44)	(380)	—	—	(424)
Charge for the period	(2,842)	(25,911)	(91,224)	—	(119,977)
Disposals	26,286	53	—	—	26,339

Accumulated depreciation at December 31, 2004 (Successor)	(315)	(365,394)	(1,663,700)	—	(2,029,409)

Net book amount at December 31, 2004 (Successor)	4,968	85,057	258,101	831,010	1,179,136

(a)
Adjustment to reflect the fair value of assets acquired has been reflected in the gross cost of assets (Note 10).

        Assets acquired under finance leases are included at the net book amount of US$0.3 million, US$0.3 million and US$0.2 million at December 31, 2002, 2003 and 2004.

        Included within the net book amount of services equipment, fixtures and fittings at December 31, 2002, 2003 and 2004 are rental assets of US$2.8 million, US$2.3 million and US$2.2 million.

        As a result of management's regular reassessment of useful economic lives, the useful lives of our satellites and space segment assets were prospectively changed from October 1, 2004. The changes were made to better reflect the economic life of the Inmarsat-3 satellites resulting from improvements in satellite technology as supported by engineering analysis. As a result depreciation periods were extended for the Inmarsat-3 satellites. The Group's satellite and space segment assets depreciable lives now range from 10 to 14 years, with the exception of our Regional BGAN assets which are 5 years. The Inmarsat-4 satellites have not been placed into service and are currently not being depreciated. However the above depreciable lives will apply when service commences.

        The Group changed its accounting policy in 2004 with regard to the capitalization of interest and has applied the new policy retroactively through retained earnings, interest and depreciation. Under the new policy interest on bank debt taken out to finance capital investment on qualifying assets is expensed. For the years ended December 31, 2002, 2003 and 2004 the change in accounting policy and consequent reduction in the carrying value of fixed assets has led to a reduction in depreciation expense of US$3.3 million, US$3.3 million and US$3.1 million respectively. See Note 23.

        The group has reclassified the cost of assets relating to the Inmarsat-4 satellites and BGAN services from space segment assets to assets in the course of construction. The reclassification has been made retrospectively and resulted in a reduction to space segment assets of US$551.8 million and US$724.2 million for the years ended December 31, 2002 and 2003. This adjustment is in accordance with Schedule 4 of the Companies Act and does not affect net assets. No depreciation is charged on assets in the course of construction.

        The net book amount of freehold land and buildings is US$5.3 million, US$9.4 million and US$5.0 million as at December 31, 2002, 2003 and 2004 respectively.

        The net book amount of long leasehold land and buildings is US$41.7 million, US$70.0 million and US$Nil as at December 31, 2002, 2003 and 2004 respectively. Long leases are defined as leases with over 50 years remaining.

        At December 31, 2002, 2003 and 2004 the net book amount of software development costs included within services equipment, fixtures and fittings was US$3.5 million, US$4.0 million and US$6.0 million net of accumulated depreciation of US$11.6 million, US$13.8 million and US$16.3 million. Depreciation charges in each of the years ended December 31, 2002, 2003 and 2004 were US$1.7 million, US$1.9 million and US$2.5 million.

        There were no asset retirement obligations for the years ended December 31, 2002, 2003 and 2004.

13.   Investments

Other investments—discontinued operations

        We recovered US$1.0 million from the liquidators of our former subsidiary Merasis in 2002.

14.   Stock

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Finished goods	1,967	1,326	629
Raw materials and consumables	1,529	746	611

	3,496	2,072	1,240

        The carrying value of stock is not materially different from replacement cost.

15.   Debtors

Amounts falling due within one year

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Trade debtors	131,936	116,471	139,096
Other debtors	11,306	15,862	10,100
Corporation tax	17,777	—	—
Amounts due from group undertakings	—	—	35
Other prepayments and accrued income	5,930	12,317	11,021

	166,949	144,650	160,252

        Included in other prepayments and accrued income are amounts recoverable on contracts of US$2.3 million, US$2.8 million and US$3.4 million as at December 31, 2002, 2003 and 2004.

16.   Other Creditors—amounts falling due within one year

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Trade creditors	104,865	98,258	41,725
Amounts due to former shareholders	1,318	1,318	1,732
Amounts due to parent undertaking	—	—	700
Corporation tax	—	17,137	24,510
Other taxation and social security	1,931	1,944	1,480
Other creditors	2,309	1,008	758
Obligations under finance leases (Note 20)	79	67	54
Deferred satellite payments	7,387	9,374	7,759
Accruals and deferred income	61,424	76,426	52,866

	179,313	205,532	131,584

        Amounts due to parent undertaking are unsecured, interest free and repayable on demand.

17.   Other Creditors—amounts falling due after more than one year

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Trade creditors	—	—	35,251
Obligations under finance leases	142	91	44
Deferred satellite payments	36,024	33,702	32,325
Amounts due to parent undertaking	—	—	11,267
Accruals and deferred income	18	18	13

	36,184	33,811	78,900

        The following is a summary of payments due after more than one year as at December 31, 2004.

	Successor As at December 31, 2004
	Deferred satellite payments	Trade creditors
	(US$000)
December 31, 2006	8,041	35,251
December 31, 2007	7,792	—
December 31, 2008	7,309	—
December 31, 2009	6,224	—
Due after five years	2,959	—

Total	32,325	35,251

18.   Loans and other borrowings

			Predecessor	Successor
	"Weighted average" Interest rate		Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	%		(US$000)
Amounts falling due within one year:
Bank overdrafts			13,326	624	1,415
Senior credit facilities	6.126	(j)	—	—	27,656
Bridge facility(g)	9.16		—	365,000	—

Total amounts falling due within one year			13,326	365,624	29,071
Amounts falling due after one year:
Senior credit facilities(a)(b)(c)(d)(e)(f)	6.126	(j)	—	773,147	688,102
Subordinated parent company loan(h):
—principal	13.5		—	618,782	570,651
—interest			—	674	26,071
Subordinated senior note proceeds loan(g):
—principal	7.625		—	—	459,080
—premium on senior notes			—	—	2,563
Other bank borrowings(i)			97,000	—	—

Total amounts falling due after more than one year			97,000	1,392,603	1,746,467

Total loans and other borrowings			110,326	1,758,227	1,775,538

(a)
Inmarsat Investments Limited entered into a credit agreement, dated October 10, 2003. The senior credit agreement provides for senior term loans in a maximum aggregate principal amount of US$975 million. The proceeds of the senior credit agreement were used to pay the purchase price with respect to the acquisition of The Inmarsat Ventures Group, refinance existing debt and pay related fees and expenses. Facilities comprise one US$400 million facility ("Term Loan A"), two separate US$200 million facilities ("Term Loan B" and "Term Loan C", respectively) one US$100 million senior capital expenditure facility and a multi-currency working capital facility of US$75 million. The capital expenditure and multi-currency working capital facility remain undrawn at present. The Senior Facility required as a mandatory-repayment 50% of the net proceeds of the sale and leaseback of 99 City Road. Accordingly US$62.5 million was repaid in November 2004. The amounts currently drawn are as follows; US$368.7 million Term Loan A and US$184.4 million under Term Loan B and C.

(b)
Term Loan A matures on December 17, 2009, which is the sixth anniversary of the date of the closing of the acquisition, being December 17, 2003 and is repayable in incremental instalments from 2.5% payable 18 months after the date of the closing of the acquisition, to 17.5% on the sixth anniversary after the closing of the acquisition. Term Loan A bears interest at LIBOR plus 2.5% and is payable semi-annually. The margin on Term Loan A is subject to a margin ratchet depending on Inmarsat Group Holdings Limited achieving certain ratios of total borrowings to EBITDA, to a minimum margin of 2.125% per annum.

(c)
Term Loan B must be repaid in two equal instalments. The first instalment on a date 180 days prior to the second instalment and the second instalment on the seventh anniversary of the date of the closing of the acquisition, being December 17, 2003. Term Loan B bears interest at LIBOR plus 3% and is payable semi-annually.

(d)
Term Loan C must be repaid in two equal instalments. The first instalment on a date 180 days prior to the second instalment and the second instalment on the eighth anniversary of the date of the closing of the acquisition, being December 17, 2003. Term Loan B bears interest at LIBOR plus 3% and is payable semi-annually.

(e)
The Capital Expenditure Facility, which remains undrawn, matures on the sixth anniversary of the date of the closing of the acquisition, being December 17, 2003 and is repayable in incremental instalments from 16% payable three and a half years after the date of the closing of the acquisition, to 17% of the facility payable on the sixth anniversary after the closing of the acquisition. The Capital Expenditure Facility bears interest at LIBOR plus 2.5% and is payable semi-annually. The margin on Capital Expenditure Facility is subject to a margin ratchet depending on Inmarsat Group Holdings Limited achieving certain ratios of total borrowings to EBITDA, to a minimum margin of 2.125% per annum. In addition, the Group is required to pay to the lenders a commitment fee in respect of the unused commitments at a rate of 0.7%.

(f)
The Working Capital Facility, which remains undrawn, is available until the earliest of the date on which Facility A is repaid in full or cancelled and the sixth anniversary of the closing of the acquisition. Each advance under the working capital facility must be repaid on the last day of each interest period with respect to the advance and amounts repaid may be withdrawn. The Working Capital Facility bears interest at LIBOR plus 2.5% and is payable semi-annually. The margin on the Working Capital Facility is subject to a margin ratchet depending on Inmarsat Group Holdings Limited achieving certain ratios of total borrowings to EBITDA, to a minimum margin of 2.125% per annum. In addition, the Group is required to pay to the lenders a commitment fee in respect of the unused commitments at a rate of 1%.

(g)
The Bridge facility was entered into to cover excess funding requirements in the interim whilst the issue of the senior notes was being finalized. The bridge facility bore interest at 9.16% payable monthly.

  In February 2004 the net proceeds of the 7.625% Senior Notes US$375 million were used to redeem the bridge facility. The Senior Notes were issued by Inmarsat Finance plc, a 100% subsidiary of Inmarsat Group Ltd. The Senior Notes mature on June 30, 2012. Interest is payable semi-annually in February and August.

  In May 2004 a further issue of Senior Notes for US$102.5 million was completed bringing the total amount to US$477.5 million. The net proceeds of US$100 million were used to partially redeem subordinated inter-company borrowing.

  The proceeds of the Senior Notes have been loaned to Inmarsat Investments Limited by war of a Subordinated Senior Note Proceeds Loan. The inter-company loan terms mirror the Senior Note terms.

(h)
Loans represent funding advanced by the parent company in the form of subordinated inter-company notes. Inmarsat Holdings Limited issued Euro denominated subordinated preference certificates with an aggregate nominal amount at the date of issue of US$27,632 million in December 2003 (at a price of US$618.8 million). Inmarsat Holdings Limited loaned to Inmarsat

  Group Limited (which, in turn loaned to Inmarsat Investments Limited) the aggregate proceeds of the subordinated preference certificates (US$618.8 million). The loans have no fixed maturity and may be repaid at any time at each borrower's option. Interest on the subordinated inter-company shareholder funding loan accrues at a rate of 13.5% per annum. The subordinated inter-company shareholder funding loan is repayable in 2027.

  A repayment of US$100 million was made in May 2004 from the net proceeds of the tack-on issued described in note (g) above.

(i)
The Predecessor previously maintained a 5 year US$610.0 million unsecured medium term revolving credit facility (the "Revolving Credit facility"). On December 17, 2003 the Group entered into a new financing structure and terminated the existing Revolving Credit Facility by repaying the outstanding amount on December 17, 2003. The Revolving Credit Facility bore interest at a rate that was fixed at the commencement of each drawing at LIBOR plus the margin under the facility.

(j)
Represents an average rate for the Term Loans A, B and C. Giving effect to existing hedging arrangements required under the senior credit agreement, the average interest rates applicable to Term Loans A, B and C is 5.13%, 5.63% and 6.13% respectively.

        These balances are shown net of unamortized deferred finance costs, which have been allocated as follows:

	Successor
	At December 31, 2003			At December 31, 2004
	Principal amount	Deferred finance cost	Net balance	Principal amount	Deferred finance cost	Net balance
	(US$000)
Senior credit facilities(a)(b)	800,000	(26,853)	773,147	737,500	(21,742)	715,758
Bridge facility(g)	365,000	—	365,000	—	—	—
Subordinated parent company loan(h):
—principal	618,782	—	618,782	570,651	—	570,651
—interest	674	—	674	26,071	—	26,071
Subordinated senior note proceeds loan
—principal	—	—	—	477,500	(18,420)	459,080
—premium on senior notes	—	—	—	2,563	—	2,563
Bank overdrafts	624	—	624	1,415	—	1,415

Total loans and borrowings	1,785,080	(26,853)	1,758,227	1,815,700	(40,162)	1,775,538

        As at December 31, 2002 balances included bank borrowings of US$97.0 million (net of US$3.0 million of arrangement fees) and bank overdraft of US$13.3 million.

        Repayments fall due as follows:

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Within one year, or on demand	13,326	365,624	29,071

Between one and two years	—	26,051	39,702
Between two and three years	—	46,051	67,696
Between three and four years	—	76,051	86,614
Between four and five years	97,000	96,051	124,077
After five years	—	1,148,399	1,428,378

Total due for repayment after more than one year	97,000	1,392,603	1,746,467

Total loans and other borrowings	110,326	1,758,227	1,775,538

19.   Provisions for liabilities and charges

	Post retirement healthcare	Restructuring provision	Deferred tax	Other	Pension	Total
	(US$000)
As at January 1, 2002 (Predecessor)	4,514	—	73,575	10,500	—	88,589

Charged in respect of current period	1,021	9,100	46,975	—	—	57,096
Utilized in respect of prior period	—	—	(5,351)	—	—	(5,351)
Utilized in period	—	(6,449)	—	(4,000)	—	(10,449)

As at December 31, 2002 (Predecessor)	5,535	2,651	115,199	6,500	—	129,885

Charged in respect of current period	1,700	—	51,214	3,750	—	56,664
Utilized in current year	—	(2,651)	—	(9,500)	—	(12,151)
Utilized in respect of prior year	—	—	(6,574)	—	—	(6,574)
Transfer to current tax	—	—	(7,996)	—	—	(7,996)
Fair value liability/(asset) arising from acquisition	—	—	(3,722)	—	9,699	5,977

As at December 31, 2003 (Successor)	7,235	—	148,121	750	9,699	165,805

Charged in respect of current year	1,750	9,282	3,147	—	—	14,179
Utilized in current year	—	(8,226)	—	(400)	—	(8,626)
Utilized in respect of prior year	—	—	(620)	—	—	(620)
Fair value asset arising from finalisation of fair values	—	—	(46,206)	—	—	(46,206)
Transfer from current tax	—	—	808	—	—	808

As at December 31, 2004 (Successor)	8,985	1,056	105,250	350	9,699	125,340

        Other provisions represent amounts payable in connection with a dispute between the company and APR Limited, the other shareholder in our former joint venture Airia, US$4.0 million was paid in 2002. In 2003, an agreement was reached for final settlement, and a payment of US$9.5 million was made on November 7, 2003, resulting in a further charge to the profit and loss account of US$3.0 million. Other provisions in 2004 relate to an onerous lease provision on premises located in Washington occupied by Airia which will unwind by 2008.

        In November, 2002 in connection with management's plan to reduce operating costs and improve shareholder financial returns, the Group recorded a restructuring charge of approximately US$9.2 million for the year ended December 31, 2002. The principal action in the restructuring plan involved a redundancy program to reduce staff costs. The restructuring, resulted in the actual elimination of 74 corporate staff positions and was completed with all terminations in effect by February 2003. The amount of redundancy benefits paid and charged against the liability at December 31, 2002, 2003 and 2004 was US$6.4 million, US$2.5 million, and US$Nil, respectively. The redundancy provision that remains unpaid in respect of this restructuring at December 31, 2002, 2003 was US$2.7 million and US$Nil million respectively. There was no provision at December 31, 2004.

        In April, 2004, management conducted a review of business operations which led to a reduction in headcount of 64 staff positions across several of our business activities. The amount charged for the year ended December 31, 2004 was US$9.3 million. The amount of the redundancy benefits paid and charged against the liability at December 31, 2004 was US$8.2 million. The redundancy provision that remains unpaid in respect of this restructuring at December 31, 2004 is US$1.1 million.

20.   Obligations under finance leases

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Due within one year	79	67	54
Due in two to five years	142	91	44

	221	158	98

21.   Called up share capital

	Successor
	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Authorized:
1,539,000 A ordinary shares of €0.01 each	19	19
30,000,000 B ordinary shares of €0.01 each	370	370

	389	389

Allotted, issued and fully paid
1,269,000 A ordinary shares of €0.01 each	16	16
25,461,000 B ordinary shares of €0.01 each	314	314

	330	330

        At December 31, 2002 Inmarsat Ventures plc had in issue US$16.2 million of ordinary share capital.

        On December 16, 2003, the Company authorized share capital of US$19,000 by the creation of 1,539,000 A ordinary shares of €0.01 each, and US$370,000 by the creation of 30,000,000 B ordinary shares of €0.01 each.

        On December 16, 2003, the Company issued 1,269,000 A ordinary shares of €0.01 each and 25,461,000 B ordinary shares of €0.01 each, for cash consideration of US$34.5 million.

22.   Employee share options

        In November 2004, the Company adopted the 2004 Plan. 280,800 A Ordinary Shares in Inmarsat Group Holdings Limited are available to be granted under the 2004 Plan to any director or employee of the Group. Options under the 2004 Plan vest at the rate of 25% per year on each of the first four anniversaries of the date of grant and vested options can be exercised upon a sale of the Company or IPO. Whenever options are exercised under the 2004 Plan, the holder must pay a de minimis charge of €1. The options expire 10 years from the date of grant. As at December 31, 2004, there were 218,720 options outstanding. No stock options have been granted to directors or senior management as at December 31, 2004. There were no outstanding options at December 31, 2003 as all options were cancelled under the terms of the acquisition.

        A summary of option activity as at December 31, 2004 is as follows:

		Options outstanding
	Options Available for Grant	Number Outstanding	Weighted- Average Exercise Price per Option
	Number of options		€
Balance at December 31, 2003	—	—	—
Shares reserved	280,800	—	—
Granted	(219,020)	219,020	0.00
Lapsed	300	(300)	—

Balance at December 31, 2004	62,080	218,720	0.00

        The following table summarises the ranges of outstanding and exercisable options as at December 31, 2004:

	Options outstanding
		Weighted- Average Remaining Contractual Life (in Years)		Options exercisable
	Number Outstanding		Weighted- Average Exercise Price per Share	Number Exercisable	Weighted- Average Exercise Price per Option
Range of exercise prices
€0.00	218,720	9.83	€0.00	—	€0.00

        A second grant of options over 7,140 A ordinary shares was made under the 2004 Plan to employees in January 2005. This was made on equivalent terms to the initial grant in November 2004.

        In line with FRS 20, Share-based Payments, the Company recognized US$0.1 million in stock compensation costs for the year ended December 31, 2004 (2003: US$Nil). Total stock compensation costs will be recognized over the four year vesting period of the options.

        Since the A ordinary shares of the Company are not publicly quoted, and the exercise price of the options is de minimis in nature, the fair value of each option is equivalent to the fair value of the underlying share at the date of the grant and accordingly no option pricing models have been applied. This fair value of US$12.50 per share was estimated with the assistance of independent advisers, who calculated a range of potential values using analysis of comparable quoted shares, discounted cash flows and comparable transactions. The fair value within this range was then selected by the directors using, in their view, the analysis of comparable quoted shares and comparable transactions most appropriate to the circumstances of the Company.

23.   Reserves

	Share premium account	Other reserves	Retained Earnings
	(US$000)
At January 1, 2002 (Predecessor) (as reported)	—	580,671	165,574

Prior year adjustment	—	—	(17,944)
Balance at January 1, 2002 (Predecessor) (as restated)	—	580,671	147,630

Profit for the financial year	—	—	164,202
Prior year adjustment	—	—	642
Exchange adjustments offset in reserves	—	—	1,053
Issue of share capital	3,465	—	—

At December 31, 2002 (Predecessor) (as restated)	3,465	580,671	313,527

Profit for the period from January 1 to December 17, 2003	—	—	136,301
Prior year adjustment	—	—	(752)
Exchange adjustments offset in reserves	—	—	5,594

At December 17, 2003 (Predecessor) (as restated)	3,465	580,671	454,670

Loss for the period from December 17 to December 31, 2003	—	—	(1,762)
Prior year adjustment	—	—	(30)
Issue of share capital (Note 21)	34,199	—	—
Exchange adjustments offset in reserves	—	—	1,420

At December 31, 2003 (Successor) (as restated)	34,199	—	(372)

Profit for the financial year	—	—	29,270
Issue of share options	—	79	—
Exchange adjustments offset in reserves	—	—	738

At December 31, 2004 (Successor)	34,199	79	29,636

        Prior to December 17, 2003, the other reserves represent the difference between the nominal value of shares issued and the net book value of assets acquired on transition of the Predecessor from an inter-governmental organization to a limited liability company on April 14, 1999.

        At December 31, 2004, other reserve includes US$0.1 million recognized in line with FRS 20 "Share-based Payment" for the Inmarsat 2004 Staff Value Participation Plan. The Group recognizes charges relating to share options granted over the vesting period of 4 years.

        The Group changed its accounting policy in 2004 with regard to the capitalization of interest and has applied the new policy retroactively through retained earnings, interest and depreciation. Under the new policy interest on bank debt taken out to finance capital investment on qualifying assets is expensed. For the years ended December 31, 2002, 2003 and 2004 the change in accounting policy increased interest payable by US$2.6 million, US$4.1 million and US$6.2 million, respectively and decreased depreciation expense by US$3.3 million, US$3.3 million and US$3.1 million respectively. The impact on profit before tax was an increase of US$0.7 million for the year ended December 31, 2002 and a decrease of US$0.8 million and US$3.1 million for the years ended December 31, 2003 and 2004 respectively. The impact on retained earnings brought forward as January 1, 2002 is US$17.9 million.

24.   Notes to cash flow statement

        Reconciliation of operating profit to net cash inflow from operating activities:

	Predecessor		Successor
	Year ended December 31, 2002	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004
	(US$000)
Operating profit (as restated)	187,950	199,321	5,012	159,470
Depreciation (as restated)	124,974	117,734	5,833	119,977
Amortization	674	7,668	1,029	24,477
Impairment	281	—	—	—
Non-cash effect of issue of share capital to employees	3,515	—	—	—
Decrease/(increase) in stocks	(2,029)	958	466	(629)
(Increase)/decrease in debtors	(14,268)	23,460	(13,249)	(41,072)
(Decrease)/increase in creditors	13,348	4,132	(19,269)	11,130
(Decrease)/increase in provisions	3,671	(521)	(430)	2,906

Net cash inflow from continuing operating activities	318,116	352,752	(20,608)	276,259

        Reconciliation of net cash flow to movement in net debt:

	Predecessor		Successor
	Year ended December 31, 2002	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004
	(US$000)
Net debt at beginning of period	57,980	99,475	(52,794)	1,500,870
(Increase)/decrease in cash in the period	(3,930)	(7,576)	(261,969)	95,099
Movements in liquid resources	4,620	(60,530)	44,077	(188,412)
Capital element of finance lease rental payments	(95)	(63)	—	(60)
New bank borrowings	40,000	(87,100)	(12,900)	—
Non-cash adjustment	900	3,000	674	77,266
Bridge facility	—	—	365,000	(365,000)
Senior credit facility	—	—	800,000	(62,500)
Subordinated Senior notes proceeds loan	—	—	—	477,500
Subordinated parent company loan	—	—	618,782	(100,000)

Net debt	99,475	(52,794)	1,500,870	1,434,763

        Analysis of net debt:

	Cash at bank and in hand		Overdraft	Cash at bank less overdrafts	Short- term investment	Finance lease obligations	Bank borrowings	Subordinated Senior notes proceeds loan	Senior credit facilities	Subordinated parent company loan	Bridge facility	Total
	(US$000)
At January 1, 2002 (Predecessor)	(3,986)		12,906	8,920	(7,356)	316	56,100	—	—	—	—	57,980

Net cash flow	(4,350)		420	(3,930)	4,620	(95)	40,000	—	—	—	—	40,595
Non-cash adjustment	—		—	—	—	—	900	—	—	—	—	900

At December 31, 2002 (Predecessor)	(8,336)		13,326	4,990	(2,736)	221	97,000	—	—	—	—	99,475

Net cash flow	5,750		(13,326)	(7,576)	(60,530)	(63)	(87,100)	—	—	—	—	(155,269)
Non-cash adjustment	—		—	—	—	—	3,000	—	—	—	—	3,000

At December 17, 2003 (Predecessor)	(2,586)		—	(2,586)	(63,266)	158	12,900	—	—	—	—	(52,794)

Net cash flow	(262,593	)(1)	624	(261,969)	44,077	—	(12,900)	—	800,000	618,782	365,000	1,552,990
Non-cash adjustment	—		—	—	—	—	—	—	—	674	—	674

At December 31, 2003 (Successor)	(265,179)		624	(264,555)	(19,189)	158	—	—	800,000	619,456	365,000	1,500,870

Net cash flow	94,308		791	95,099	(188,412)	(60)	—	477,500	(62,500)	(100,000)	(365,000)	(143,373)
Non-cash adjustment	—		—	—	—	—	—	—	—	77,266	—	77,266

At December 31, 2004 (Successor)	(170,871)		1,415	(169,456)	(207,601)	98	—	477,500	737,500	596,722	—	1,434,763

(1)
Includes restricted cash of US$Nil, US$162.7 million and US$163.4 million as at December 31, 2002, 2003 and 2004 respectively, which is primarily held in a charged account for capital expenditure.

          Non-cash adjustments in 2002, 2003 and 2004 comprise amortization of arrangement costs of banking facilities and currency revaluation of subordinated parent company loan, which is denominated in Euros.

        Net cash movement in bank borrowings:

	Predecessor		Successor
	Year ended December 31, 2002	January 1 to December 17, 2003	December 17 to December 31, 2003	Year ended December 31, 2004
	(US$000)
Net borrowings drawn down under facility	40,000	—	1,165,000	—
Repayment of senior facility	—	—	—	(62,500)
Repayment of bridge facility	—	—	—	(365,000)
Termination of bank borrowings	—	(100,000)	—	—
Senior notes issued	—	—	—	477,500
Arrangement costs of new banking facility and senior notes	—	—	(26,853)	(13,756)

Net cash movement in bank borrowings	40,000	(100,000)	1,138,147	36,244

25.   Pension arrangements and post-retirement benefits

        The Group's hybrid pension plan, including defined benefit and defined contribution elements, commenced on April 15, 1999. Initial funding requirements were based on actuarial assumptions.

        The Group operates pension schemes in each of its principal locations. The group operates two schemes in the UK. The defined benefit section of the hybrid scheme is funded and its assets are held in a separate fund administered by a corporate trustee. US$1.9 million, US$2.5 million and US$2.7 million was charged in the years ended December 31, 2002, 2003 and 2004 in respect of the defined benefit section of the scheme.

        The defined benefit section of the hybrid scheme was valued using the projected unit method with the valuation carried out by professionally qualified and independent actuaries carried out as at December 31, 2002. The actuarial valuation of the assets of the scheme at that date, allowing for expected future increases in earnings, was US$9.3 million which was sufficient to cover 83% (previous valuation at 120%) of benefits that had accrued to members.

        The results of the actuarial funding valuation as at December 31, 2002 referred to above have been updated to December 31, 2002, 2003 and 2004 by an independent qualified actuary for the purposes of the additional disclosure required by FRS 17. The following information is presented as required by the transitional rules of FRS 17.

        The assets held in respect of the defined benefit section of the UK Scheme and the expected rates of return were:

	Predecessor		Successor
	Year ended December 31, 2002		Year ended December 31, 2003		Year ended December 31, 2004
	Value	Long-term rate of return Expected	Value	Long-term rate of return expected	Value	Long-term rate of return expected
	(US$000)		(US$000)		(US$000)
Equities	8,252	7.50%	14,239	7.75%	19,710	7.75%
Bonds	572	5.50%	875	5.40%	1,079	5.30%
Gilts	380	4.50%	585	4.75%	889	4.60%
Cash	55	4.00%	5	3.75%	140	3.75%

Total market value of assets	9,259		15,704		21,818

        The assumptions, which have the most significant effect on the results of the actuarial valuations, are those relating to the rate of return on investments, the rates of increases in salaries and the rate of pension increases. For the calculation of the initial funding rates, the actuaries assumed that the rate of investment return for valuing accrued benefits would, on average, exceed pay and pension increases by 2.7% and 4.7% per annum respectively and the rate of investment return for valuing future service benefits would, on average, exceed pay and pension increases by 2.0% and 4.0% per annum respectively.

        The total pension charge for the year ended December 31, 2002, 2003 and 2004 is disclosed in Note 3.

        The Group provides post-retirement medical benefits including healthcare to retired employees and their dependants that were employed with the Group before January 1, 1998. Employees who have 10 years of service at the age of 58 and retire from the Group are eligible to participate in the post-retirement benefit plans. The plan is self-funded and there are no plan assets from which the costs are paid. The cost of providing retiree healthcare is actuarially determined and accrued over the service period of the active employee group. Membership to this plan is multi-national, although most staff are currently employed in the United Kingdom.

        The obligation under these plans was determined by the application of the terms of medical plans, together with relevant actuarial assumptions and healthcare cost trend rates. The long-term rate of medical expense inflation used in the actuarial calculations is 3.0% per annum in excess of the rate of price inflation of 2.75% at December 31, 2004 (2003: 2.50%, 2002: 2.25%). For purposes of the calculation at December 31, 2004, a 2.75% per annum price inflation assumption was used (2003: 2.50%, 2002: 2.25%). The discount rate used in determining the accumulated post-retirement benefit obligation was 5.3% at December 31, 2004 (2003: 5.4%, 2002: 5.5%).

        The following information is presented as required by the transitional rules of FRS 17.

        The major actuarial assumptions used as at December 31, 2002, 2003 and 2004 were:

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
Rate of increase in salaries	4.25%	4.50%	4.75%
Rate of increase in pensions in payment	2.25%	2.50%	2.75%
Discount rate	5.50%	5.40%	5.30%
Inflation assumption	2.25%	2.50%	2.75%
Medical expense inflation assumption	5.25%	5.25%	5.75%

        The following amounts in respect of all post-retirement benefits, as at December 31, 2002, 2003 and 2004, were measured in accordance with the requirements of FRS 17.

	Predecessor			Successor
	As at December 31, 2002			As at December 31, 2003
	Post- retirement healthcare	Pension benefits	Total	Post- retirement healthcare	Pension benefits	Total
	(US$000)
Total market value of assets	—	9,259	9,259	—	15,704	15,704
Present value of plan liabilities	(8,144)	(15,355)	(23,499)	(10,152)	(25,403)	(35,555)

Deficit in the plan	(8,144)	(6,096)	(14,240)	(10,152)	(9,699)	(19,851)
Related deferred tax asset	2,443	1,829	4,272	3,046	2,909	5,955

Net liability	(5,701)	(4,267)	(9,968)	(7,106)	(6,790)	(13,896)

	Successor
	As at December 31, 2004
	Post- retirement healthcare	Pension benefits	Total
	(US$000)
Total market value of assets	—	21,818	21,818
Present value of plan liabilities	(13,405)	(36,524)	(49,929)

Deficit in the plan	(13,405)	(14,706)	(28,111)
Related deferred tax asset	4,022	4,412	8,434

Net liability	(9,383)	(10,294)	(19,677)

        Upon acquisition on December 17, 2003 the Group recognized the fair value pension liability of US$9.7 million. If the above amounts had been recognized in the financial information, the Group's net assets and retained earnings at December 31, 2002, 2003 and 2004 would be as follows:

	Predecessor	Successor
	Year ended December 31, 2002 restated	Year ended December 31, 2003 restated	Year ended December 31, 2004
	(US$000)
Net assets excluding pensions liability and post retirement healthcare	913,913	34,157	64,244
Post retirement healthcare	(1,826)	(2,042)	(3,094)
Pensions liability	(4,267)	—	(3,504)

Net assets including pension liability and post retirement healthcare	907,820	31,115	57,646

Retained earnings/(accumulated losses) excluding pension liability and post retirement healthcare	313,527	(372)	29,636
Post retirement healthcare	(1,826)	(2,042)	(3,094)
Pension reserve	(4,267)	—	(3,504)

Retained earnings/(accumulated losses) including liability and post retirement healthcare	307,434	(2,414)	23,038

        The following amounts would have been recognized in the performance statements in the year ended December 31, 2002, 2003 and 2004 under the requirements of FRS 17:

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Operating profit
Current service cost	2,898	2,785	3,595
Curtailment gain	(536)	—	—

Total operating charge	2,362	2,785	3,595

Other finance income
Expected return on pension scheme assets	599	816	1,469
Interest on pension scheme liabilities	(758)	(1,015)	(1,403)

Net return	(159)	(199)	66

Statement of total recognized gains and losses
Actual return less expected return on pension scheme assets	(2,457)	1,756	141
Experience gains and losses arising on the scheme liabilities	61	141	74
Foreign exchange gains and losses	(347)	(683)	(703)
Changes in assumptions underlying the present value of scheme liabilities	—	(3,945)	(3,216)

Actuarial gain recognized in statement of total recognized gains and losses	(2,743)	(2,731)	(3,704)

Movements in deficit during the year
Deficit in scheme at beginning of the period	(3,157)	(6,096)	(9,699)
Movement in year:
Current service cost	(2,898)	(2,785)	(3,595)
Contributions	2,325	2,112	2,358
Curtailment gain	536	—	—
Other finance income	(159)	(199)	(66)
Actuarial loss	(2,743)	(2,731)	(3,704)

Deficit in scheme at end of period	(6,096)	(9,699)	(14,706)

Details of experience gains and losses for the year
Difference between the expected and actual return on scheme assets:
Amount	(2,457)	(1,756)	(141)
Percentage of scheme assets	(26.5%)	(13.4%)	(0.65%)
Experience gains and losses on scheme liabilities:
Amount	61	141	(74)
Percentage of present value of the scheme liabilities	(0.4%)	0.6%	0.2%
Total amount recognized in statement of total recognized gains and losses:
Amount	(2,743)	(2,048)	(3,001)
Percentage of present value of the scheme liabilities	17.9%	9.2%	8.22%

        The liability for post-retirement healthcare benefits is already recognized in the financial information as a provision. See Note 19.

26.   Capital commitments

        The Group had authorized and contracted but not provided for capital commitments of US$431.2 million, US$396.3 million and US$246.6 million as at December 31, 2002, 2003 and 2004 respectively. The amounts in all years primarily represent commitments in respect of the construction of the Inmarsat-4 satellites. The group contracted to pay US$8.7 million, US$2.6 million and US$Nil at December 31, 2002, 2003 and 2004 respectively under various non-cancelable agreements.

27.   Contingencies

        Claims have arisen in the ordinary course of business but the directors do not consider that these will result in a material loss to the Group.

28.   Operating lease commitments

        The Group had the following annual commitments under non-cancelable operating leases which expire:

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Land and buildings
Within two to five years	133	211	863
After five years	—	—	7,965
Other
Within one year	2,072	4,090	39,250
Within two to five years	25,045	32,980	7,661
After five years	5,655	4,624	940

	32,905	41,905	56,679

        Land and buildings relates primarily to the 25-year leaseback of headquarters building at 99 City Road, London.

        Other operating lease commitments include the leasing of channels on the Thuraya D1 satellite.

        At December 31, 2002, 2003 and 2004 the Group in addition to the above operating lease commitments is contracted to pay warranty costs relating to the BGAN program of US$Nil, US$19.6 million and US$13.6 million over the next four years.

29.   Related party transactions

        The majority of space segment revenue is derived from the sale of satellite utilisation to land earth station operators (distribution partners), which were owned by former shareholders of the Predecessor and some current shareholders of the Company's ultimate parent undertaking Inmarsat Group Holdings Limited. The terms and conditions of the sales of space segment are governed by the land earth station operator agreement (master distribution agreement).

        Some network and satellite control services, equipment and telephone services were procured from suppliers were former shareholders of the Predecessor and some current shareholders of the company's ultimate parent undertaking Inmarsat Group Holdings Limited. The total amounts were US$12.0 million, US$10.8 million and US$6.0 million for the years ended December 31, 2002, 2003 and 2004.

        The Company's ultimate parent undertaking Inmarsat Group Holdings Limited is jointly owned by Apax Partners and Permira, which both own 25.87% of the Group's shares. Joint control is exercised in terms of a shareholders agreement that was entered into on October 16, 2003. During 2004 the Group paid US$0.3 million and US$0.3 million to Apax Partner and Permira respectively for management fees. In 2003 in connection with the acquisition the Company paid US$5.0 million to both Apax Partners and Permira, respectively.

30.   Principal subsidiary undertakings

        The following subsidiaries are included in the consolidated financial information:

	Principal activity	Country of incorporation and operation	Effective interest in issued ordinary share capital at December 31, 2004
Inmarsat Ventures Limited	Holding company	England and Wales	100%
Inmarsat Limited	Satellite telecommunications	England and Wales	100%
Inmarsat Employment Company Limited	Employment company	Jersey	100%
Inmarsat Inc	Service provider	USA	100%
Inmarsat Employee Share Plan Trustees Limited	Corporate trustee	England and Wales	100%
Inmarsat Trustee Company Limited	Corporate trustee	England and Wales	100%
Inmarsat Brasil Limitada	Legal representative of Inmarsat	Brazil	99.9%
Invsat Limited	VSAT telecommunications	England and Wales	100%
Rydex Corporation Limited	Maritime communications software	England and Wales	100%
Rydex Communications Limited	Maritime communications software	Canada	100%
Inmarsat Leasing Limited	Satellite leasing	England and Wales	100%
Inmarsat (IP) Company Limited	Intellectual property holding company	England and Wales	100%
Inmarsat Leasing (Two) Limited	Satellite leasing	England and Wales	100%
Inmarsat Services Limited	Employment company	England and Wales	100%
Inmarsat Launch Company Limited	Satellite launch company	Isle of Man	100%
Galileo Ventures Limited	Dormant	England and Wales	100%
iNavSat Limited	Dormant	England and Wales	100%

        Invsat provides integrated telecommunications network systems including very small aperture terminals, or VSATs and satellite solutions, to the oil and gas, maritime, government and emergency services markets.

        The Rydex business with offices in Vancouver, Canada and Liverpool in the UK is a business that has developed software compatible with the terminals which use the Rydex solutions. This software enables ships to send and receive e-mail and access the Internet.

        Inmarsat Launch Company Limited was formed on December 4, 2003. Inmarsat Launch Company Limited has been assigned contracts related to the launch of Inmarsat-4 satellites and is the beneficiary of Inmarsat-4 launch insurance.

31.   Financial instruments

Treasury management and strategy

        The Group's treasury activities are managed by its corporate finance department under the direction of a Treasury Review Committee whose chairman is the Chief Financial Officer, and are consistent with board-approved treasury policies and guidelines. The overriding objective of treasury activities is to manage financial risk.

        Key features of treasury management include:

  •
  ensuring that the Group is in a position to fund its obligations in appropriate currencies as they fall due;

  •
  maintaining adequate undrawn borrowing facilities;

  •
  economically hedging both contracted and anticipated foreign currency cash flows on a minimum twelve-month rolling basis with the option of covering exposures up to a maximum of three years forward; and

  •
  maximizing return on short-term investments.

        Treasury activities are only transacted with counter parties who are approved relationship banks.

        Treasury policy is implemented primarily through the use of forward purchases of foreign currencies. The treasury department is, however, authorized to use purchased options, futures and other derivative instruments, but only to the extent that such instruments form part of the hedging policy so as to establish a known rate of exchange.

        Having arranged the purchase of foreign currency in line with the anticipated requirement for that currency over each financial year, an average rate of exchange is calculated from the agreed currency deals. This average rate is applied for accounting purposes. The policy is designed to minimize the impact of currency gains and losses in the profit and loss account; gains and losses will arise to the extent that the level of actual payments in the period is different from those that were forecast.

Short-term debtors and creditors

        Short-term debtors and creditors have been excluded from the following disclosures, other than the currency risk disclosures.

Maturity analysis of financial liabilities

        The maturity analysis of the Group's financial liabilities is as follows:

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Within 1 year or on demand	(20,792)	(375,065)	(28,880)
Between 1 and 2 years	(6,248)	(37,096)	(47,786)
Between 2 and 5 years	(117,272)	(249,818)	(299,712)
Over 5 years	(11,632)	(1,139,483)	(1,436,779)

	(155,944)	(1,801,462)	(1,813,157)

        For this purpose, financial liabilities comprise:

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Overdrafts	(13,326)	(624)	(1,415)
Deferred satellite payments	(43,411)	(43,077)	(40,084)
Finance lease obligations	(221)	(158)	(98)
Cross currency swaps	(1,986)	—	—
Bank borrowings	(97,000)	—	—
Senior credit facilities	—	(773,147)	(715,758)
Bridge facility	—	(365,000)	—
Subordinated senior note proceeds loan	—	—	(459,080)
Subordinated parent company loan	—	(619,456)	(596,722)

	(155,944)	(1,801,462)	(1,813,157)

        The five-year US$610.0 million medium term revolving credit facility that commenced May 1, 2001 was terminated as of December 17, 2003. At December 31, 2002, 2003 and 2004 the amount drawn down under this facility was US$100.0 million, US$Nil and US$Nil respectively. In February 2004 the net proceeds of the subordinated senior note proceeds loan were used to redeem the bridge facility.

Currency risk

        In accordance with the Group's treasury policy to hedge forecast currency exposures on a rolling minimum twelve-month basis, all anticipated U.S. dollar/Sterling exposures for 2005 have already been hedged at a rate of 1.77. The entire net assets of the Group are therefore denominated in U.S. dollars.

Interest rate risk profile of financial assets of the Group

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Floating rate financial assets	8,336	265,177	170,901
Fixed rate financial assets	2,736	19,189	207,601

	11,072	284,366	378,502

        Financial assets consist of cash at bank and short and long-term investments. The fixed rate short-term deposits in U.S. dollars were placed with banks for periods not exceeding three months and earned interest at 1.02% and 2.19% per annum in 2003 and 2004. There were no U.S. dollar deposits at December 31, 2002. There were no fixed rate short-term deposits in sterling as at December 31, 2004 (December 31, 2002: 4.0%, December 31, 2003: 3.4%). The floating rate cash earns interest based on relevant national LIBID equivalents. The restricted cash is held in U.S. dollars.

Interest rate risk profile of financial liabilities of the Group

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Floating rate financial liabilities	(112,312)	(773,771)	(717,173)
Fixed rate financial liabilities	(221)	(984,614)	(1,055,900)
Financial liabilities on which no interest is paid	(43,411)	(43,077)	(40,084)

	(155,944)	(1,801,462)	(1,813,157)

        The effect of the Group's interest rate swap is to classify US$536 million of dollar borrowings in the above table as fixed rate.

        The fixed rate financial liabilities comprise the subordinated senior note proceeds loan, subordinated parent company loan and finance lease obligations, details of which are given in Note 18. The weighted average interest rate in respect of these liabilities is 7.0%, 11.9% and 10.9% for the year ended December 31, 2002, 2003 and 2004 respectively. The weighted average years to maturity of fixed rate financial liabilities at December 31, 2002, 2003 and 2004 is 2.5 years, 18.9 years and 19.7 years respectively. The weighted average period for which interest rates on the fixed rate financial liabilities are fixed is 1 year, 23.1 years and 19.4 years at December 31, 2002, 2003 and 2004 respectively.

        The weighted average year to maturity of floating rate financial liabilities as at December 31, 2002, 2003 and 2004 is 2.18 years, 6.75 years and 4.80 years respectively. Interest on floating rate financial abilities is based on the relevant national equivalents plus the margin under the respective facilities.

        The weighted average year to maturity on the financial liabilities on which no interest is paid as at December 31, 2002, 2003 and 2004, is 7.24 years, 6.26 years and 5.26 years respectively.

Market risk

        At December 31, 2002, 2003 and 2004 on the basis of past net cash balances, it is estimated that a 1% movement in interest rates would have impacted December 31, 2002, 2003 and 2004 profit before tax by approximately US$0.7 million, US$0.6 million and US$0.1 million, respectively. It is estimated that a general movement of the U.S. dollar/sterling exchange rate of 1% would have impacted the December 31, 2002, 2003 and 2004 profit before tax by approximately US$1.9 million, US$0.9 million and US$0.9 million respectively.

Credit risk

        Financial instruments that potentially subject the Group to a concentration of credit risk consist of cash at bank, short-term investments and trade receivables. All cash and short-term investments are with high credit quality financial institutions. The Directors consider credit risk is small on trade receivables as these balances are primarily with blue chip telecom companies. At December 31, 2004 four distribution partners comprised approximately 81% of group trade revenues. These same four customers comprised approximately 75% of the trade debtor balance as at December 31, 2004.

Fair value of financial assets and financial liabilities

	Predecessor		Successor
	Year ended December 31, 2002		Year ended December 31, 2003		Year ended December 31, 2004
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	(US$000)
Assets
Investments	600	600	—	—	—	—
Cash at bank	8,336	8,336	265,177	265,177	170,901	170,901
Short-term investments	2,736	2,736	19,189	19,189	207,601	207,601
Liabilities
Overdrafts	(13,326)	(13,326)	(624)	(624)	(1,415)	(1,415)
Finance leases	(221)	(221)	(158)	(158)	(98)	(98)
Deferred satellite payments	(43,411)	(47,304)	(43,077)	(43,077)	(40,084)	(40,084)
Bank borrowings	(100,000)	(100,000)	—	—	—	—
Senior credit facilities	—	—	(800,000)	(800,000)	(737,500)	(737,500)
Subordinated senior note proceeds loan	—	—	—	—	(477,500)	(489,438)
Bridge facility	—	—	(365,000)	(365,000)	—	—
Subordinated parent company loan	—	—	(619,456)	(619,456)	(596,722)	(596,722)
Other financial instruments
Interest and cross currency swaps	(1,986)	(1,986)	—	(7,668)	—	1,581
Forward exchange contracts	—	16,702	—	15,998	—	12,446

        The following methods and assumptions were used to determine the above fair values:

(a)
the fair value of investments is based on quoted market prices where available and other estimates.

(b)
the fair values of cash at bank, overdrafts and short-term investments approximate their carrying values because of the short maturity of these instruments.

(c)
the carrying amount of finance lease obligations approximates to fair value based on the interest rates implicit in the leases.

(d)
the carrying amount and fair value of deferred satellite payments represents the present value of future payments discounted at a variable risk free rate at the period end.

(e)
the fair value of interest and cross currency swaps is based upon valuations provided by the counter-party.

(f)
the fair value of foreign exchange contracts and options is based upon the difference between the contract amount at the current forward rate at each period end, and the contract amount at the contract rate.

(g)
bank borrowings are reflected in the balance sheet as of December 31, 2002, 2003 and 2004 net of unamortized arrangement costs of US$3.0 million, US$Nil and US$Nil million respectively.

(h)
Senior credit facilities are reflected in the balance sheet as of December 31, 2004 net of unamortized arrangement costs of US$21.8 million (December 31, 2003: US$26.9 million).

(i)
Senior Notes are reflected in the balance sheet as of December 31, 2004 net of amortized arrangement costs of US$18.9 million. The fair value of the Senior Notes is based on the market price of the bonds as at December 31, 2004.

(j)
the fair value of the subordinated parent company loan is based on the book value at year end, as this is the best approximation to fair value given that this loan is not traded.

        The market value of the forward contracts the Group has outstanding is:

	Predecessor			Successor
	Year ended December 31, 2002			Year ended December 31, 2003			Year ended December 31, 2004
	Contract value	Market value	Fair value	Contract value	Market value	Fair value	Contract value	Market value	Fair value
(US$000)
Sell USD currency
Forward contracts
USD (Sterling)	186,061	202,763	16,702	90,829	106,728	15,998	152,805	165,251	12,446

        Gains and losses on hedge instruments are deferred and only recognized in the profit and loss amount upon maturity of the contract. The book value of these instruments is nil.

        The weighted average exchange rates for forward contracts were as follows:

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
Sterling	1.45	1.50	1.74

        There were no currency options outstanding at December 31, 2002, 2003 and 2004.

        The average maturity date for forward contracts outstanding at December 31, 2002, 2003 and 2004 is between one and two years.

        Prior to 2002, the Group entered into certain interest and cross currency swap contracts to reduce its exposure to fluctuations in interest rates. These instruments swap the group's floating rate sterling liabilities for fixed rate U.S. dollar payments. These swaps were terminated in 2002 with a gain of US$2.4 million arising in the profit and loss. The fair value of these swap instruments as at December 31, 2002 was US$(2.0) million. The group has not entered into any new cross currency swap contracts during 2003 and 2004. In connection with the acquisition of Inmarsat Ventures Limited, the Group entered into new interest rate swaps in December 2003. The fair value of these swap instruments as of December 31, 2003 and 2004 was US$(7.7) million and US$1.6 million respectively.

Hedges

        The Group uses derivative financial instruments to hedge its exposure to foreign currency risk. Unrecognized gains and losses on hedge instruments, and the movements therein, are as follows:

	Unrecognized
			Net Total
	Gains	Losses
	(US$000)
Gains and losses on hedges at January 1, 2002 (Predecessor)	2,198	(886)	1,312
Gains and losses arising in previous years that were included in 2002 income	(3,742)	1,023	(2,719)

Gains and losses arising before January 1, 2002 that were not included in 2002 income	(1,544)	137	(1,407)
Change in value arising in 2002 but unrecognized	18,246	(137)	18,109

Gains and losses on hedges at December 31, 2002 (Predecessor)	16,702	—	16,702

Gains and losses on hedges at January 1, 2003 (Predecessor)	16,702	—	16,702
Gains and losses arising in previous years that were included in 2003 income	(12,924)	—	(12,924)

Gains and losses arising before January 1, 2003 that were not included in 2003 income	3,778	—	3,778
Gains and losses arising in 2003 but unrecognized	12,220	—	12,220

Gains and losses on hedges at December 31, 2003 (Successor)	15,998	—	15,998

Gains and losses on hedges at January 1, 2004 (Successor)	15,998	—	15,998
Gains and losses arising in previous years that were included in 2004 income	(15,982)	—	(15,982)

Gains and losses arising before January 1, 2004 that were not included in 2004 income	16	—	16
Gains and losses arising in 2004 but unrecognized	12,430	—	12,430

Gains and losses on hedges at December 31, 2004 (Successor)	12,446	—	12,446

        Of the unrecognized amounts above:

	Predecessor	Successor
	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Expected to be recognized the following year	12,924	15,982	7,605
Expected to be recognized in later years	3,778	16	4,841

	16,702	15,998	12,446

        All the gains and losses on the hedging instruments are expected to be matched by losses and gains on the hedged transactions or positions.

32.   Parent Undertaking and Ultimate Controlling Party

        The Company's parent undertaking and ultimate controlling party is Inmarsat Group Holdings Limited, incorporated and registered in England and Wales. The largest and smallest Groups into which the results of the company are consolidated are headed by Inmarsat Group Holdings Limited and the company respectively.

33.   Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

        The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as different disclosures required by U.S. GAAP.

        The following table contains a summary of the material adjustments to profit for the financial year/period between UK GAAP and U.S. GAAP:

		Predecessor		Successor
	Note	Year ended December 31, 2002 (as restated)	January 1 to December 17, 2003 (as restated)	December 17 to December 31, 2003 (as restated)	Year ended December 31, 2004
		(US$000)
Profit for the financial year/period as reported under UK GAAP		164,844	135,549	(1,792)	29,270
U.S. GAAP adjustments:
Pension plans	a	(1,024)	(1,436)	—	714
Forward exchange contracts	b	15,390	(2,910)	2,206	(10,043)
Interest and cross currency swaps	b	—	—	(7,668)	2,567
Foreign exchange translation	b	(191)	(3,267)	(921)	(734)
Deferred taxation	c	1,200	(158)	57	486
Deferred taxation on adjustments	c	3,936	4,414	—	(184)
Facility fees	d	—	—	4,563	(4,563)
Development costs	e	(27,970)	(14,769)	—	(12,497)
Amortization on development costs	e	—	7,668	306	1,134
Depreciation on tangible fixed assets	f	—	—	381	2,100
Amortization on goodwill	f	674	—	604	20,393
Stock option costs	g	—	(3,971)	—	—
Other liabilities	f	—	—	(773)	(993)
Capitalized interest	h	(642)	752	30	67,518
Deferred income on disposal of tangible assets	i	—	—	—	(42,355)
Post retirement healthcare	a	—	—	—	126
Amortization of other intangibles	f	—	—	(57)	(1,480)

Total adjustments		(8,627)	(13,677)	(1,272)	22,189

Net income under U.S. GAAP		156,217	121,872	(3,064)	51,459

        The following table contains a summary of the material adjustments to shareholders' funds between UK GAAP and U.S. GAAP:

		Predecessor	Successor
	Note	Year ended December 31, 2002 (as restated)	Year ended December 31, 2003 (as restated)	Year ended December 31, 2004
		(US$000)
Total shareholders funds as reported under UK GAAP		913,913	34,157	64,244
U.S. GAAP adjustments:
Pension plans	a	(1,989)	2,536	3,250
Forward exchange contracts	b	16,702	15,998	12,418
Interest and cross currency swaps	b	—	(7,668)	1,581
Foreign exchange translation	b	(1,268)	(2,872)	(3,606)
Deferred taxation	c	(7,952)	(61,847)	(83,193)
Deferred taxation on adjustments	c	9,707	6,827	2,454
Facility fees	e	—	4,563	—
Development costs	f	(47,876)	(62,645)	(53,285)
Amortization on development costs	f	—	7,974	9,108
Tangible assets	f	—	(57,875)	5,955
Goodwill	f	674	(109,242)	(134,826)
Other liabilities	f	—	(901)	(1,769)
Intangibles	f	—	76,238	74,758
Capitalized interest	h	17,302	30	67,518
Deferred income on sale of tangible assets	i	—	—	(58,132)

Net U.S. GAAP adjustments		(14,700)	(188,884)	(157,769)

Shareholders' equity under U.S. GAAP		899,213	(154,727)	(93,525)

        A summary of the principal differences and additional disclosures applicable to the Group are set out below:

(a)   Pension plans

        Under UK and U.S. GAAP different methods and assumptions are used to determine the pension expense. The principal differences are set out below.

        Under UK GAAP, pension costs credited/charged against profits relating to the Company's pension schemes are accounted for in accordance with UK Statement of Standard Accounting Practice SSAP 24 "Accounting for Pension Costs." Under U.S. GAAP, SFAS 87 "Employers' Accounting for Pensions" prescribes the method and assumptions that may be used to calculate pension costs. Under U.S. GAAP, actuarial gains and losses have only been recognized through the profit and loss accounts to the extent they fall outside a 10% corridor, i.e., 10% of the greater of the value of the projected benefit obligation and the fair value of the plan assets. Under UK GAAP, actuarial gains and losses arising from one valuation to the next are amortized in full through the profit and loss accounts. Where an additional minimum liability exists under U.S. GAAP (i.e., where the amount provided for any one scheme does not cover the unfunded accumulated benefit obligation for that scheme), it must be recognized within the pension liability.

(b)   Financial instruments and hedge accounting

        During the normal course of business, the Group is exposed to foreign currency risk due to payment of certain operating expenses in currencies other than the Group's functional currency, primarily sterling. This creates volatility in earnings and cash flows from year to year. The Group makes use of derivative instruments to limit this risk. The objective of the Group is to limit the volatility in earnings and cash flows as a result of this risk.

        The Group has adopted a policy for hedging its foreign exchange exposure, which requires all projected non-U.S. dollar expenditures to be hedged on a twelve-month rolling basis. Under UK GAAP, the Group accounts for its foreign currency derivative instruments as hedges and related exchange gains and losses are deferred until the maturity of the contract.

        SFAS 133 "Accounting for Derivatives and Hedging Activities" and related standards, adopted effective January 1, 2001, establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activity. Changes in the fair value of derivatives are recorded in each year in current earnings or other comprehensive income, depending on whether a derivative is designated and documented as part of a hedge transaction and, if it is, the type of hedge transaction. The Group uses various derivative instruments, to hedge anticipated foreign currency expenditures. These contracts provide economic hedging to the Company, however do not qualify as hedges for accounting purposes under SFAS 133, and therefore are valued at each year end with gains and losses recorded in current earnings as "other external charges" (within net operating costs).

        In 2001 on acquisition of Inmarsat Leasing Limited the Group's cross currency interest rate swaps were re-designated and are no longer part of a hedging relationship. As a result, the Group recorded a loss in the amount of US$2.0 million and US$Nil for the years ended December 31, 2002 and 2003 under UK and U.S. GAAP representing the fair value of the contracts. Under UK GAAP, this adjustment was recorded in net interest payable; however, for U.S. GAAP the amount would be reflected in "other external charges," within operating profit.

        Under U.S. GAAP, unsettled monetary assets and liabilities of the Group, which are in a currency other than U.S. dollars, are translated to U.S. dollars at the year-end spot rate. Under UK GAAP, these unsettled monetary assets and liabilities of the Group, which are in a currency other than U.S. dollars are recorded at the average hedged rate.

        Foreign exchange translation represents the adjustment of current assets and liabilities from contract rate to year end spot rate.

(c)   Deferred taxation

        Under UK GAAP, full provision is made for deferred tax assets and liabilities arising from timing differences where the company has an obligation/benefit to pay more tax in the future as a result of past events. Under U.S. GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognized for differences between the financial and tax bases of assets and liabilities and for tax loss carry forwards at the statutory rate for each reporting date including temporary differences. Deferred tax amounts also arise as a result of the other UK GAAP to U.S. GAAP adjustments. In particular, under US GAAP deferred tax is provided for on a full liability basis on the fair value adjustments which have been pushed down to Inmarsat Ventures Limited. Under UK GAAP, fair value adjustments have not been pushed down.

(d)   Facility Fee

        Under UK GAAP facility fees related to the bridge loan of US$365 million taken out to partially fund the acquisition were charged to the profit and loss accounts during 2003. US GAAP requires these fees to be capitalized as deferred financing fees and amortized over the term of the loan. These fees were expensed during 2004 under US GAAP.

(e)   Development costs

        Under UK GAAP, the company capitalizes development costs associated with the development of the User Terminals (UT). Under U.S. GAAP these development costs are expensed as incurred. Due to the non capitalization of UT development costs the associated amortization recorded under UK GAAP is not recognized for U.S. GAAP purposes.

(f)    Acquisition

        Under UK GAAP the acquisition of Inmarsat Ventures Limited is accounted for as an acquisition and the fair value of assets and liabilities acquired is recorded in the consolidated balance sheet. Under U.S. GAAP, the cost of the Inmarsat Ventures Limited acquisition and related financing, including fees and expenses, was allocated to the assets and liabilities of Inmarsat Group Limited under the guidance prescribed in Emerging Issues Task Force 88-16, "Basis in Leveraged Buyout Transactions" ("EITF 88-16"). Prior to the transaction, the predecessor entity, Inmarsat Ventures Limited, was owned by a number of independent parties. Subsequent to the transaction the predecessor is 100% owned by a newly formed entity, Inmarsat Group Holdings Limited, which is owned 51.7% by new investors, 42.6% by former Inmarsat Ventures Limited shareholders (i.e., the rollover shareholders) and 4.0% by management, and the remainder by an employee benefit trust. For U.S. GAAP purposes, the acquisition and related financing is treated as a leveraged buy-out transaction carried out via a series of highly leveraged transactions.

        For U.S. GAAP purposes, the acquired assets and liabilities of Inmarsat Ventures Limited were recorded in the balance sheet of Inmarsat Group Limited at an amount obtained by blending the book value of those assets and their fair value, as described below. The portion of the opening balance calculated by reference to fair value is a percentage equal to the percentage of the equity of Inmarsat Group Holdings Limited held by new shareholders and certain smaller rollover shareholders immediately following the acquisition (63.2%). The portion of the opening balance calculated by reference to book value is a percentage equal to the percentage of the Inmarsat Group Holdings Limited equity held by rollover shareholders holding more than 5% of that equity immediately following the acquisition (36.8%). The application of the preceding rules to the book and fair values of the acquired assets results in a difference between the purchase price in the acquisition (US$1,544.2 million) and the recorded value of the acquired assets. This difference has been recorded as a reduction to the shareholders' equity of Inmarsat Investments Limited. This treatment under EITF 88-16 gives rise to significant differences between the UK GAAP and U.S. GAAP carrying values of assets and liabilities, particularly in the value of goodwill recorded in the successor balance sheet.

        Set out below is the calculation of the opening value of the acquired net assets as reflected in our balance sheet as of December 31, 2003 in accordance with U.S. GAAP:

(US$ in millions)
Fair value of Inmarsat Investments Limited on December 31, 2003	1,544.2

Book value of acquired net assets	1,033.1

Proportional fair value of acquired net assets	975.6
Proportional book value of acquired net assets	380.4

Opening value of acquired net assets	1,356.0

Reduction in shareholders' equity	188.2

        Pursuant to U.S. GAAP purchase accounting, the value of the acquired net assets, calculated as set out above, must be allocated to identifiable assets. Identifiable classes of assets for U.S. GAAP purposes are different from those applicable under UK GAAP. The primary difference relates to orbital slots and leasing backlog, each of which must be valued separately under U.S. GAAP, but are included in goodwill under UK GAAP.

        Set out below is our final allocation of the value of the acquired net assets to the acquired assets as reflected in our balance sheet as of December 31, 2003 in accordance with U.S. GAAP:

(US$ in millions)
Historical book value of net assets (U.S. GAAP)	1,033.1
Fair value adjustments:
Fixed assets	19.8
Trademarks	12.0
Patents	8.8
Leasing backlog	8.2
Orbital slots	80.2
Current assets	(2.9)
Pension deficit and former transition adjustment	(4.4)
Deferred satellite payments	(1.7)
Deferred financing fees	(1.3)
Post retirement	(1.9)
Other creditors	(7.3)
Deferred taxes	(32.5)

Fair value of assets before goodwill	1,110.1
Goodwill	245.9

Total	1,356.0

        Amounts recorded in respect of patents, trademarks and leasing backlog will be amortized on a straight-line basis over their estimated useful lives of twenty, seven and three years, respectively. Indefinite-lived intangibles (orbital slots) and goodwill will not be amortized for U.S. GAAP purposes.

        The amount recorded in respect to goodwill noted above is the amount of U.S. GAAP goodwill which differs from goodwill under UK GAAP by approximately U.S$134.8 million as the result of the EITF 88-16 limitation as described above. Goodwill under U.S. GAAP is not amortized; therefore, amortization recorded under UK GAAP is added back.

        Deferred tax liabilities arising under U.S. GAAP on acquisition of Inmarsat Ventures Limited result from the difference between the book and tax values that arises from the application of purchase accounting. Deferred tax liabilities arising as a result of the acquisition are US$77.2 million.

        The table below presents unaudited proforma financial data related to the results of operations as if the acquisition had taken place at the beginning of the period for both the years ended 2002 and 2003 according to U.S. GAAP. The unaudited proforma combined financial data are provided for informational purposes only, and do not purport to present what our results would actually have been had these transactions actually occurred on the dates presented, or to project our results of operations or financial position for any future period.

	For the year ended December 31,
	2002	2003
	(US$ in millions) unaudited
Revenue	467.2	512.0
Net income	14.3	(9.0)

(g)   Stock option costs

        Upon the acquisition the Company was directed by the successor to settle stock options issued to Inmarsat Ventures Limited employees prior to the acquisition. Under U.S. GAAP a charge equal to the purchase price per share less the exercise price of all options settled was charged to the predecessor profit and loss accounts. Under UK GAAP this charge is not required to be recorded in the consolidated group accounts.

        During the year, the Company early adopted the provisions of Statement of Financial Standards ("SFAS") No. 123 (R), Share Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 (R) supersedes Accounting Principles Bulletin Opinion No. 25, Accounting for Stock Issued to Employees. Under SFAS No. 123 (R), stock options issued to employees are valued at fair value on the grant date and recognized in the income statement over the requisite service period of the option. The Company adopted SFAS No. 123 (R) in connection with the initial grant of stock options by the Company during November 2004. There is no impact of adopting this standard on previous periods as the Company had no options issued or outstanding. There is no difference between UK GAAP and U.S. GAAP with regard to the recognition of stock based compensation for the year ended December 31, 2004.

(h)   Capitalized interest

        Under UK GAAP, the group does not capitalize interest. Under U.S. GAAP, the Group capitalizes interest on all qualifying assets. The capitalization rate is applied to the total cumulative cash expenditures for qualifying assets according to SFAS 34.

(i)    Deferred income on disposal of tangible assets

        Under UK GAAP, gains arising on sale and leaseback transactions are recognized as other income to the extent that the sale proceeds do not exceed the fair value of the assets concerned. Gains arising on the portion of the sale proceeds that exceed the fair value are deferred and amortized over the minimum lease term. Under U.S. GAAP, the total gains, arising on qualifying sale leaseback transactions are deferred in full and amortized to income in proportion to the corresponding gross rental charges over the minimum lease term.

Inmarsat Investments Limited
Schedule II—Valuation and Qualifying Accounts
For the years ended December 31, 2002, 2003 and 2004

	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
	(US$ in millions)
2002 (Predecessor):
Revenue provision	(2.7)	—	1.0	(1.7)
Stock provision	—	—	—	—

	(2.7)	—	1.0	(1.7)

2003 (Successor):
Revenue provision	(1.7)	(0.1)	—	(1.8)
Stock provision	—	(7.5)	—	(7.5)

	(1.7)	(7.6)	—	(9.3)

2004 (Successor):
Revenue provision	(1.8)	(5.6)	0.5	(6.9)
Stock provision	(7.5)	(1.9)	—	(9.4)

	(9.3)	(7.5)	0.5	(16.3)

INMARSAT VENTURES LIMITED

Report of Independent Registered Public Accounting Firm

To: the Board of Directors and Shareholders of Inmarsat Ventures Limited

        We have audited the accompanying financial statements of Inmarsat Ventures Limited which comprise the consolidated profit and loss account, consolidated balance sheets, reconciliation of movements in group shareholders' funds, consolidated statement of group total recognized gains and losses, consolidated statement of cash flows and the notes to the consolidated financial statements as of, and for the years ended December 31, 2002, 2003 and 2004. As described in Note 1, these financial statements have been prepared on the basis of accounting principles generally accepted in the United Kingdom. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those U.S. standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inmarsat Ventures Limited at December 31, 2002, 2003 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United Kingdom.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

PricewaterhouseCoopers LLP
London, United Kingdom
April 29 2005

INMARSAT VENTURES LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Year ended December 31,
	Note	2002 (as restated)	2003 (as restated)	2004
		(US$000)
Revenues	2	467,179	512,026	480,723
Depreciation and amortization	4	(125,648)	(130,454)	(112,358)
Impairment of intangible assets	4	—	—	(21,857)
Other net operating costs	3	(153,581)	(188,682)	(178,304)

Total operating costs		(279,229)	(319,136)	(312,519)

Group operating profit		187,950	192,890	168,204
Gain on disposal of tangible fixed asset	4	—	—	85,469
Gain on termination of subsidiary undertaking	12	1,000	—	—
Interest receivable and similar income	5	5,492	2,007	1,487
Interest payable and similar charges	5	(9,256)	(11,345)	(3,013)

Profit on ordinary activities before taxation	4	185,186	183,552	252,147
Taxation (expense)	8	(20,342)	(59,087)	(56,753)

Profit after taxation for the year		164,844	124,465	195,394

        The accompanying Notes are an integral part of these financial statements.

        All activities relate to continuing operations. There is no difference between the results as stated above and the historical cost equivalents.

CONSOLIDATED STATEMENT OF GROUP TOTAL RECOGNISED GAINS AND LOSSES

		Year ended December 31,
	Note	2002	2003	2004
		(US$000)
Profit for the financial year (as restated)		164,844	124,465	195,394
Exchange adjustments offset in reserves	21	1,053	7,012	740

Total recognized gains for the year		165,897	131,477	196,134

Prior year adjustment				(18,084)

Total recognized gains since last financial statements				178,050

The accompanying Notes are an integral part of these financial statements.

INMARSAT VENTURES LIMITED

CONSOLIDATED BALANCE SHEETS

		Year ended December 31,
	Note	2002 (as restated)	2003 (as restated)	2004
		(US$000)
Fixed assets
Intangible assets	10	47,876	54,671	44,179
Tangible assets	11	1,139,628	1,204,815	1,182,852
Investments	12	600	—	—

Total fixed assets		1,188,104	1,259,486	1,227,031

Current assets
Stocks	13	3,496	2,072	1,240
Debtors	14	166,949	139,174	219,322
Short-term deposits		2,736	19,189	207,601
Cash at bank and in hand		8,336	2,624	1,532

Total current assets		181,517	163,059	429,695
Creditors—amounts falling due within one year	15	(192,639)	(179,544)	(179,829)
Net current assets/(liabilities)		(11,122)	(16,485)	249,866

Total assets less current liabilities		1,176,982	1,243,001	1,476,897
Creditors—amounts falling due after more than one year	16	(133,184)	(33,811)	(65,753)
Provisions for liabilities and charges	17	(129,885)	(159,828)	(165,569)

Net assets		913,913	1,049,362	1,245,575

Capital and reserves
Called up share capital	19	16,250	17,559	17,559
Share premium account	21	3,465	582,828	582,828
Other reserves	21	580,671	—	79
Retained earnings	21	313,527	448,975	645,109

Total equity shareholders' funds		913,913	1,049,362	1,245,575

The accompanying Notes are an integral part of these financial statements.

INMARSAT VENTURES LIMITED

RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS' FUNDS

	Note	Ordinary share capital	Share premium account	Other reserves	Retained earnings	Total
		(US$000)
Balance at January 1, 2002 as restated		16,200	—	580,671	147,630	744,501
Profit for the financial year as restated		—	—	—	164,844	164,844
Exchange adjustments offset in reserves	21	—	—	—	1,053	1,053
Issue of ordinary share capital		50	3,465	—	—	3,515

Balance at December 31, 2002 as restated		16,250	3,465	580,671	313,527	913,913

Profit for the financial year (as restated)		—	—	—	124,465	124,465
Exchange adjustments offset in reserves	21	—	—	—	7,012	7,012
Cancellation of equity shares on acquisition by Inmarsat Investments Limited	19	(16,250)	(3,465)	(580,671)	—	(600,386)
Issue of ordinary share capital	19	17,559	582,828	—	—	600,387
UITF 17 charge	21	—	—	—	3,971	3,971

Balance at December 31, 2003 as restated		17,559	582,828	—	448,975	1,049,362

Profit for the financial year		—	—	—	195,394	195,394
Share option reserve	21	—	—	79	—	79
Exchange adjustments offset in reserves	21	—	—	—	740	740

Balance at December 31, 2004		17,559	582,828	79	645,109	1,245,575

The accompanying Notes are an integral part of these financial statements.

INMARSAT VENTURES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Note	2002	2003	2004
		(US$000)
Net cash inflow from operating activities	22	318,116	343,358	200,112

Returns on investments and servicing of finance
Interest received		1,777	1,792	698
Interest paid		(2,832)	(2,080)	(25)
Interest element of finance lease rental payments		(30)	(218)	(220)

Net cash inflow/(outflow) for returns on investments and servicing of finance		(1,085)	(506)	453

Taxation
UK corporation tax received		26,261	13,705	1,079

Net cash inflow from taxation		26,261	13,705	1,079

Capital expenditure and financial investments
Purchase of tangible and intangible fixed assets		(382,787)	(224,151)	(140,155)
Sale of tangible fixed assets		—	—	125,100

Net cash (outflow) for capital expenditure and financial investment		(382,787)	(224,151)	(15,055)

Acquisitions and disposals
Liquidation of subsidiaries		2,900	600	—
Investments		(4,000)	(9,500)	—

Net cash (outflow) for acquisitions and disposals		(1,100)	(8,900)	—

Net cash inflow/(outflow) before management of liquid resources and financing		(40,595)	123,506	186,589

Management of liquid resources
(Increase)/decrease in short-term deposits	22	4,620	(16,453)	(188,412)

Net cash (outflow)/inflow after management of liquid resources		(35,975)	107,053	(1,823)

Financing
Bank borrowings	22	40,000	(100,000)	—
Capital element of finance lease rental payments	22	(95)	(63)	(60)

Net cash (outflow)/inflow from financing		39,905	(100,063)	(60)

(Decrease)/increase in cash in the year	22	3,930	6,990	(1,883)

The accompanying Notes are an integral part of these financial statements.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     Principal accounting policies

Basis of accounting

        The principal activity of the Company and its subsidiaries (the "Group") is the provision of global mobile satellite communication services.

        The consolidated financial information is prepared under the historical cost convention and in accordance with applicable UK accounting standards.

        The preparation of the consolidated financial information requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reported period. The more significant estimates include provisions, pension costs and asset lives. Actual results could differ from those estimates.

Changes in accounting policy and prior year adjustment

        The Group changed its accounting policy in 2004 with regard to the capitalization of interest and has applied the new policy retroactively through retained earnings, interest and depreciation. Under the new policy interest on bank debt taken out to finance capital investment on qualifying assets is expensed. The significant change in the Group's debt structure warranted the revision of the historical policy and therefore the change in accounting policy better reflects our financial position.

        For the years ended December 31, 2002, 2003 and 2004 the change in accounting policy increased interest payable by US$2.6 million, US$4.1 million and US$6.2 million, respectively and decreased depreciation expense by US$3.3 million, US$3.3 million and US$3.1 million respectively. The impact on profit before tax was an increase of US$0.7 million for the year ended December 31, 2002 and a decrease of US$0.8 million and US$3.1 million for the years ended December 31, 2003 and 2004 respectively.

Reclassification

        Certain prior year amounts have been reclassified to conform to the current year classification.

Basis of consolidation

        The consolidated financial information includes the accounts of the Company and its domestic and overseas subsidiary undertakings, together with equity accounted undertakings to the extent of the Group's interest in those undertakings. All subsidiary and equity accounted undertakings were acquired after April 1999. All inter-company transactions and balances with subsidiaries have been eliminated. The results of subsidiary undertakings established or acquired during the period are included in the consolidated profit and loss account from the date of establishment or acquisition. The results of subsidiary undertakings disposed of during the period are included until date of disposal.

Foreign currency translation

        The functional and reporting currency of the Group is the U.S. dollar as the majority of operational transactions are denominated in U.S. dollars. Transactions not denominated in dollars during the accounting period have been translated into dollars at an average hedged rate of exchange. Fixed assets denominated in currencies other than the dollar have been translated at the hedged rates of exchange ruling at the dates of acquisition. Monetary assets and liabilities denominated in currencies other than the dollar for which the Group has purchased forward exchange contracts have been translated at the average hedged rates of exchange contained in those contracts. Differences on exchange are dealt with in the profit and loss account.

        Shares issued by the Company and denominated in a currency other than U.S. dollars are translated at the date of the issue.

        The Group's interest in the underlying net assets of non U.S. dollar subsidiary undertakings is translated into dollars at year-end rates. The results of subsidiary undertakings are translated into dollars at average rates of exchange. The adjustment to year-end rates is taken to reserves. Exchange differences that arise on the re-translation of subsidiary undertakings' balance sheets at the beginning of the year and equity additions and withdrawals during the financial year are dealt with as a movement in reserves.

Financial instruments

        The Group uses derivative financial instruments to hedge its exposure to foreign currency risk. To the extent that such instruments are matched against an underlying asset or liability, they are accounted for using hedge accounting and therefore, gains and losses are deferred and only recognized upon the maturity of the contract. Where instruments are not matched against an underlying asset or liability, losses are accrued in the profit and loss account.

Revenue recognition

        Satellite revenue results from utilization charges that are recognized as revenue over the period during which the satellite services are provided. Other satellite revenues not dependent upon utilization charges (such as designated leased capacity charges) and where the fee is fixed or determinable are recognized as deferred income when a non-cancelable agreement is in force and collectibles is reasonably assured. Deferred income attributable to other satellite revenues represents the unearned balances remaining from amounts receivable from customers pursuant to lease prepayment options. These amounts are recorded as revenues on a straight-line basis over the respective lease terms, which are typically for periods from one month to twelve months.

        Our revenues are stated net of volume discounts which increase over the course of the financial year, as specific volume thresholds are met by distribution partners, resulting in lower prices.

        Revenues in respect of long-term contracts at the subsidiary Invsat Limited are calculated in a manner appropriate to the stage of completion of the contracts.

        Operating lease income is accounted for on a straight-line basis with any rental increases recognized during the period to which they relate.

        Revenue also includes income from service contracts, rental income, conference facilities and income from the sale of Regional BGAN terminals. The costs of acquiring these terminals are included in network and satellite operations costs.

Pensions and post-retirement benefits

        The Group operates a defined benefit and a number of defined contribution pension schemes in its principal locations. The defined benefit scheme is funded and its assets are held in separate funds administered by a corporate trustee.

        Pension costs for the defined benefit scheme are assessed in accordance with the advice of independent qualified actuaries and are charged to the profit and loss account so as to spread the cost on a straight-line basis over the average service lives of employees. Pension surpluses and deficits are amortized over the expected average remaining service lives of current employees. Pension costs for the defined contribution schemes are charged to the profit and loss account as incurred.

        The Group has adopted the transitional rules of Financial Reporting Standard (FRS) 17 "Accounting for retirement benefits." FRS 17 substantially changes the method of accounting for defined benefit pensions. The implementation date for this new standard has been deferred. However, it is expected this standard may have the effect of increasing the pension costs to be included within operating costs, thus reducing operating profit. Pension fund actuarial gains and losses, including investment returns varying from the assumed returns, will be recorded in full in the statement of recognized gains and losses annually. Pension fund deficits, calculated in accordance with prescribed rules in this standard, will be shown in the balance sheet as will any surpluses to the extent the company expects to obtain value from them in the foreseeable future. The transitional disclosures required have been made as a minimum for the years ended December 31, 2002, 2003 and 2004. See Note 23.

        The Group recognizes liabilities relating to post-retirement medical benefits in respect of employees in the UK and overseas. The basis of the valuation of the liability is the projected unit method which requires that annual charges are made to the Group's profit and loss account so as to spread the cost of these benefits after retirement, on a systematic basis, over the employees' working lives.

Stock compensation costs

        For the years/periods up to December 17, 2003 the Group recognized charges relating to share options granted to employees provided the grant was not contingent on a future event. Where the grant was contingent, a charge was recognized when the contingency was realized. Share option costs represented the difference between the exercise price of these share options and the fair market value of the underlying ordinary shares on the date of grant. The difference was amortized over the performance period or the vesting period where there was no performance criteria of the applicable options, which ranged between 18 months to four years from the grant date, depending on the share option plan under which they were granted. All the existing share option plans in the Group were cancelled at the time of the acquisition by Inmarsat Investments Limited on December 17, 2003.

        During 2004 the Company adopted FRS 20 "Share-based Payment" for the Inmarsat 2004 Staff Value Participation Plan ("2004 Plan"). The standard requires that where shares or rights to shares are granted to third parties, including employees, a charge is recognized in the profit and loss account based on the fair value of the right to acquire at the date of the grant of the right. The Group recognizes charges relating to share options granted to employees provided the grant is not contingent on a future event. Where the grant is contingent, a charge is recognized when the contingency is realized. Share option costs represent the difference between the exercise price of these share options and the fair market value of the underlying ordinary shares on the date of grant. The difference is amortized over the performance period or the vesting period where there is no performance criteria of the applicable options, which ranges between 18 months to four years from the grant date, depending on the share option plan under which they were granted. All the existing share option plans in the Group were cancelled at the time of the acquisition.

        The Group recognized a charge for National Insurance contributions on outstanding share options where the options are expected to be exercised. The liability is calculated on the difference between the market value of the underlying shares at the end of the financial year and the option exercise price as it was recognized over the period from the date of grant to the end of the performance period.

Deferred taxation

        Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profit and loss and the results as stated in the financial information. No deferred tax is recognized on permanent differences.

        Deferred tax is measured at the average tax rates that are expected to apply in the period in which the timing differences are expected to reverse, based on tax rates and law that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis. Deferred tax assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. See Note 8.

Research and development

        Research and development expenditure which does not meet the criteria for capitalization is expensed in the year in which it is incurred. Costs are only capitalized once a business case has been demonstrated as to the technical feasibility and commercial viability. Where capitalized, development costs are amortized on a straight-line basis over their expected useful economic life.

Software development costs

        Software development costs directly relating to the development of new services are capitalized with the tangible fixed assets to which they relate. Costs are capitalized once a business case has been demonstrated as to technical feasibility and commercial viability. Such costs are depreciated over the estimated sales life of the services, which is generally three years.

Acquisitions and goodwill

        On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired.

        Where the fair value of the consideration paid exceeds the fair value of the identifiable separable assets and liabilities acquired, the difference is treated as purchased goodwill. Goodwill is amortized using the straight-line method over its estimated useful life, not exceeding 20 years. This is the period over which the directors estimate that the value of the underlying business acquired is expected to exceed the value of the underlying assets.

        Fees and similar incremental costs incurred directly in making an acquisition, but excluding finance costs, are included in the cost of the acquisition and capitalized. Internal costs, and other expenses that cannot be directly attributed to the acquisition, are charged to the profit and loss account.

Space segment capital expenditure

        Space segment assets comprise satellite construction, launch and other associated costs. Expenditure charged to space segment projects includes invoiced progress payment, amounts accrued appropriate to the stage of completion of contract milestone payments, external consultancy costs and direct internal costs. Internal costs, comprising primarily of staff costs, are only capitalized when they are directly attributable to the construction of an asset. Progress payments are determined on milestones achieved to date together with agreed cost escalation indices. Deferred satellite performance payments represent the net present value of future payments dependent on the future performance of each satellite and are recognized in space segment assets when the satellite becomes operational if it is probable that performance criteria will be met. The associated liability is stated at its net present value and included within liabilities. These space segment assets are depreciated over the life of the satellites from the date they become operational and are placed into service.

Assets in course of construction

        Assets in course of construction relate to the next generation Inmarsat-4 satellites and BGAN services. These assets will be transferred to space segment assets and depreciated over the life of the satellites once they become operational and placed into service. No depreciation has been charged on these assets to date.

Other fixed assets

        Other fixed assets are stated at historical cost less accumulated depreciation.

Other intangible assets

        Other intangible assets comprise of patents trademarks and terminal development costs, which are amortized on a straight line basis over their estimated useful lives. The carrying value of other intangible assets is reviewed for impairment at the end of the first full year following acquisition and in other periods if events or changes in circumstances indicate the carrying value may not be recoverable.

Gains and losses on disposal of tangible and intangible assets

        Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the profit and loss account.

Depreciation of fixed assets

        Depreciation is calculated to write off the historical cost of fixed assets, except land, on a straight-line basis over the expected useful lives of the assets concerned. The Group selects its depreciation rates carefully and reviews them regularly to take account of any changes in circumstances.

When setting useful economic lives, the principal factors the Group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used. The lives assigned to significant fixed assets are:

Space segment	5-14 years
Fixtures and fittings, and other building-related equipment	10 years
Buildings	40-50 years
Other fixed assets	3-5 years

        As a result of management's regular re-assessment of useful economic lives, the useful lives of our satellites and space segment assets were prospectively changed from October 1, 2004. The changes were made to better reflect the economic life of the Inmarsat-3 satellites resulting from improvements in satellite technology. As a result depreciation periods were extended for the Inmarsat-3 satellites. The Group's satellite and space segment assets depreciable lives now range from 10 to 14 years, with the exception of our Regional BGAN assets which are 5 years. The Inmarsat-4 satellites have not been placed into service and are currently not being depreciated. However the above depreciable lives will apply when service commences.

Asset impairment

        Tangible fixed assets, intangible fixed assets and goodwill are subject to impairment review in accordance with FRS 11: Impairment of fixed assets and goodwill, if there are events or changes in circumstances that indicate that the carrying amount of the fixed asset or goodwill may not be fully recoverable. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realizable value and value in use. Net realizable value is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset's continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognized in the profit and loss account in the period in which it occurs. If an external event gives rise to a reversal of an impairment loss, the reversal is recognized in the profit and loss account and by increasing the carrying amount of the fixed asset or goodwill in the period in which it occurs. The carrying amount of the fixed asset or goodwill will only be increased up to the amount that it would have been had the original impairment not occurred. For the purpose of conducting impairment reviews, income generating units are identified as groups of assets, liabilities and associated goodwill that generate income that is largely independent of other income streams.

        The assets and liabilities include those directly involved in generating the income and an appropriate proportion of those used to generate more than one income stream. For the purposes of impairment review, all space segment assets are treated as one income generating unit.

Leasing commitments

        Assets acquired under finance leases, which transfer substantially all the rights and obligations of ownership, have been recorded in the balance sheet as fixed assets at their equivalent capital value and are depreciated over the useful life of the asset. The corresponding liability is analyzed between its short-term and long-term components. The interest element of the finance lease is charged to the profit and loss account over the lease period at a constant rate. Rentals payable under operating leases are typically charged in the profit and loss account in equal annual amounts over the term of the lease.

Interest and finance costs

        Interest and finance costs on bank and other debt raised and finance costs previously incurred on finance leases to meet construction costs of satellites are expensed as incurred. Fees incurred on undrawn bank facilities are expensed as incurred.

        Arrangement costs of debt are capitalized and amortized over the life of the debt in accordance with FRS 4: Capital Instruments. Facility fees are expensed as incurred.

Stocks

        Stocks are stated at the lower of cost and net realizable value. Cost is determined by the average cost method.

Liquid resources

        The Group defines liquid resources as short-term deposits and current asset investments capable of being converted into cash without curtailing or disrupting the business.

Provisions

        Provisions, other than in respect of post-retirement benefits and stock compensation for which accounting policies are described above, are recognized when the Group has a legal or constructive obligation to transfer economic benefits arising from past events and the amount of that obligation can be estimated reliably. Provisions are not recognized unless the transfer of economic benefits is probable.

2.     Segmental information

        The Group operates in one segment, the supply of global mobile satellite communication services. The Group also has other activities which comprise the operations of its subsidiary entities and other income, principally from conference services at our headquarters building and sale of Regional BGAN terminals. Within the global mobile satellite communication services segment, the Group conducts its activities primarily in four business sectors, being maritime, land, leasing and aeronautical.

        An analysis of our revenues is set out below. We have additionally provided revenues by business sector.

	Year ended December 31,
	2002 (as restated)	2003 (as restated)	2004
	(US$000)
Maritime	253,623	245,656	251,388
Land	125,043	163,619	133,736
Leasing (including Navigation)	51,440	61,227	56,868
Aeronautical	11,477	13,091	16,922

Total global mobile satellite communications	441,583	483,593	458,914
Other subsidiary revenue	21,525	20,880	14,934
Other income	4,071	7,553	6,875

Total revenues	467,179	512,026	480,723

        Other income has been reclassified from net operating costs for all years presented.

        Other subsidiary revenues include:

	Year ended December 31,
	2002	2003	2004
	(US$000)
Invsat	20,083	19,693	13,227
Rydex	1,442	1,187	1,707

Total other subsidiary revenues	21,525	20,880	14,934

        For the years presented below, the following customers (distribution partners), contributed more than 10% of consolidated revenues.

	Year ended December 31,
	2002	2003	2004
	(US$000)
Customer A	97,483	132,505	120,095
Customer B	101,902	111,546	111,528
Customer C	94,898	91,589	89,015
Customer D	70,764	72,204	65,721

        Revenues are allocated to countries based on the location of the billable customers (distribution partners). These customers sell services to end users who may be located elsewhere. There is no difference on this basis between the origin and destination of revenue.

	Year ended December 31,
	2002	2003	2004
	(US$000)
Europe	218,728	237,924	233,688
North America	140,585	166,978	150,952
Asia and Pacific	90,420	85,124	76,341
Rest of the world	17,446	22,000	19,742

	467,179	512,026	480,723

        The comparative period amounts have been restated following the consolidation of several telecommunication companies during the periods.

        Because of the integrated nature of the satellite infrastructure, it is not feasible to show net assets and the profit for the periods by geographic location.

3.     Net operating costs

	Year ended December 31,
	2002	2003	2004
	(as restated)	(as restated) (US$000)
Own work capitalized	23,749	20,242	25,858
Network and satellite operations	(17,854)	(40,872)	(50,004)
Other external charges	(73,235)	(93,931)	(68,593)

Total external charges	(91,089)	(134,803)	(118,597)
Staff costs (see below)	(86,241)	(74,121)	(85,565)

Total other net operating costs	(153,581)	(188,682)	(178,304)

Depreciation and amortization	(125,648)	(130,454)	(112,358)
Impairment of intangible assets	—	—	(21,857)

Total operating costs	(279,229)	(319,136)	(312,519)

Wages and salaries	(75,540)	(62,923)	(74,408)
Social security costs	(5,951)	(6,973)	(6,659)
Pension costs	(4,750)	(4,225)	(4,419)
Equity settled share base payments	—	—	(79)

Total staff costs	(86,241)	(74,121)	(85,565)

        Own work capitalized, comprising primarily staff costs, are only capitalized when they are directly attributable to the construction of an asset.

        Staff costs for the year ended December 31, 2002 and 2004 include redundancy costs of US$9.1 million and US$9.3 million, respectively (see Note 17). Staff costs for the year ended December 31, 2002 also included US$3.5 million in respect of employee share awards.

        Staff costs in 2004 include equity-settled share-based payments of US$0.1 million related to 2004 Plan. The number of shares available for the grant of options under the 2004 Plan and details of share options are set out in Note 20.

4.     Profit on ordinary activities before taxation

        Profit on ordinary activities before taxation is stated after charging/(crediting):

		Year ended December 31,
	Note	2002	2003	2004
		(as restated)	(as restated) (US$000)
Gains on termination of subsidiary undertaking	12	(1,000)	—	—
Depreciation of tangible assets:
—leased		75	50	67
—owned		124,899	122,430	111,157
Amortization of intangible assets	10	—	7,974	1,134
Impairment of intangible assets		281	—	21,857
Amortization of goodwill on subsidiaries and acquisitions		674	—	—
Operating lease rentals
—Land and buildings		716	573	1,519
—Services equipment, fixtures and fittings		2,958	2,520	1,941
—Space segment		13,131	32,039	40,398
Auditors' remuneration and expenses—audit services		336	401	376
Auditors' remuneration and expenses—non-audit services		1,190	78	79
Staff costs	3	86,241	74,121	85,565
Advertising costs		16,643	16,642	9,293
Research and development costs—current year		5,684	578	541
Non-operating gain on disposal of tangible fixed asset	11	—	—	(85,469)
IPO costs written off		2,724	—	—

        The Group incurred non-audit fees of US$1.0 million during the year ended December 31, 2002 in relation to the Predecessor's proposed IPO. In addition, the Group incurred fees of US$3.0 million in 2003 in connection with the acquisition and US$1.3 million in 2004 in connection with the notes offering with the auditors. These costs have been included in the transaction costs.

        In addition to the audit fees disclosed above, the Group's Pension Plan incurred audit fees from the Group's auditors of US$14,841, US$18,870 and US$18,230 for the years ended December 31, 2002, 2003 and 2004 respectively.

        On November 30, 2004 the Company entered into a sale and 25-year leaseback contract for the headquarters building at 99 City Road, London. The gross proceeds from the sale of the building were US$125.1 million, which resulted in a gain on disposal of this asset of US$85.5 million in the year ended December 31, 2004. The annual rental of the building in future periods will be approximately US$8.0 million (£4.5 million). In the year ended December 31, 2004 rental costs were US$0.8 million.

        No tax was payable on the capital gain arising on the sale due to the availability of capital losses which crystallized on the sale of some of the Company's shareholding in ICO.

5.     Interest

	Year ended December 31,
	2002	2003	2004
	(as restated)	(as restated) (US$000)
Interest payable on bank loans and overdrafts	(6,032)	(8,351)	(164)
Interest payable under finance lease contracts	(30)	(218)	(220)
Unwinding of discount on deferred satellite liabilities	(3,194)	(2,776)	(2,629)

Total interest payable and similar charges	(9,256)	(11,345)	(3,013)
Bank interest receivable and other interest	3,120	364	1,388
Realized gain on cross currency interest rate swaps	2,372	1,429	—
Late payment interest and Inland Revenue interest	—	214	69
Intercompany interest receivable	—	—	30

Total interest receivable and similar income	5,492	2,007	1,487

Net interest payable	(3,764)	(9,338)	(1,526)

        The Group changed its accounting policy in 2004 with regard to the capitalization of interest and has applied the new policy retroactively through retained earnings, interest and depreciation. Under the new policy interest on bank debt taken out to finance capital investment on qualifying assets is expensed. For the years ended December 31, 2002, 2003, 2004 the change in accounting policy increased interest payable by US$2.6 million, US$4.1 million and US$6.2 million respectively. See Note 21.

        The unamortized fees of US$2.1 million associated with our medium-term revolving credit agreement were written off in December 2003 as the working capital and capital expenditure facilities under the senior credit agreement, held by Inmarsat Investments Limited, replaced this medium-term revolving credit agreement following the acquisition on December 17, 2003.

6.     Employee numbers

        The average monthly number of people (including the Executive Directors) employed during the year by category of employment:

	Year ended December 31,
	2002	2003	2004
Network and satellite operations	142	145	138
Marketing and business development	130	117	114
Product development and engineering	131	116	117
Business infrastructure, administration, finance and legal	193	159	145

	596	537	514

7.     Directors' remuneration

        The main elements of the remuneration package offered to the executive directors were:

Basic salary and benefits

        Basic salary was structured by the Remuneration Committee by taking into account the responsibilities, individual performance and experience of the executive directors, as well as the market place for executives in a similar position. Salary reviews were generally determined annually and adjustments would occur if necessary in relation to market practice and after a formal appraisal process of performance. The executive directors' salaries were not increased for the 2002, 2003 and 2004 financial years.

        Benefits included private healthcare insurance, long-term disability insurance, life assurance, and for one of the executive directors, cash payments in lieu of a company car. The benefits were non-pensionable.

Annual bonus

        The executive directors are paid a bonus upon achievement of challenging objectives linked to group financial and operational performance. For the Chairman/Chief Executive Officer, under his service agreement, the target level of bonus is 100 per cent of basic salary. For the Chief Financial Officer and the Chief Operating Officer, the target level of bonus is 50 per cent of basic salary which may be increased subject to actual individual and corporate performance.

        The Remuneration Committee approves the objectives for the executive directors, which are set at the start of each financial year and reviewed thereafter.

Pensions

        The executive directors are the only directors accruing benefits in the group's defined contribution pension plans. Pensionable salary is limited to basic salary, excluding all bonuses and other benefits, up to the UK earnings cap (2004: £102,000; 2003: £99,000 and 2002: £97,200). Mr Butler and Mr Medlock are members of the pension plan for employees who will draw a UK pension. Mr Sukawaty is a member of the 401K plan for US employees.

	Year ended December 31,
	Salaries/Fees				Bonus			Benefits			Compensation for loss of office 2004	Total			Pension
				Share Award 2002
	2002	2003	2004		2002	2003	2004	2002	2003	2004		2002	2003	2004	2002	2003	2004
	(US$000)
Executive directors
Andrew Sukawaty (appointed January 7, 2004)	—	—	356	—	—	—	387	—	—	21	—	—	—	764	—	—	33
Rick Medlock(5) (appointed September 27, 2004)	—	—	91	—	—	—	213	—	—	7	—	—	—	311	—	—	4
Michael Butler(3) (appointed December 17, 2003)	—	15	380	—	—	12	298	—	—	9	—	—	27	687	—	1	15
Michael Storey(1)(4) (resigned March 5, 2004)	471	465	89	—	471	754	—	51	90	9	1,371	993	1,309	1,469	60	18	12
Ramin Khadem(2)(4) (resigned July 30, 2004)	319	315	247	—	302	379	—	25	44	30	1,344	646	738	1,621	79	78	61
Non-executive directors
Henry Chasia (resigned December 17, 2003 and reappointed January 1, 2004)	53	57	45	6	—	—	—	—	—	—	—	59	57	45	—	—	—
Richard Vos (resigned December 17, 2003)	145	174	—	19	—	—	—	—	—	—	—	164	174	—	—	—	—
John Rennocks(7) (resigned December 17, 2003)	87	104	—	15	—	—	—	—	—	—	—	102	104	—	—	—	—
Edward Berger (resigned December 17, 2003)	47	55	—	7	—	—	—	—	—	—	—	54	55	—	—	—	—
Raymond Ch'ien (resigned July 25, 2003)	44	25	—	6	—	—	—	—	—	—	—	50	25	—	—	—	—
Dick Hoefsloot (resigned December 17, 2003)	49	57	—	6	—	—	—	—	—	—	—	55	57	—	—	—	—
Britt Carina Horncastle (resigned June 6, 2003)	46	20	—	6	—	—	—	—	—	—	—	52	20	—	—	—	—
Raynald Leconte (resigned December 17, 2003)	44	50	—	6	—	—	—	—	—	—	—	50	50	—	—	—	—
Bo Ake Lerenius (resigned December 17, 2003)	45	55	—	7	—	—	—	—	—	—	—	52	55	—	—	—	—
Phillip Permut (resigned December 17, 2003)	57	58	—	6	—	—	—	—	—	—	—	63	58	—	—	—	—
Artur Schechtman (resigned December 17, 2003)	46	56	—	7	—	—	—	—	—	—	—	53	56	—	—	—	—
Johannes Van Moorsel (resigned December 17, 2003)	—	34	—	—	—	—	—	—	—	—	—	—	34	—	—	—	—

	1,453	1,540	1,208	91	773	1,145	898	76	134	76	2,715	2,393	2,819	4,897	139	97	125

Note: £:US$ exchange rate used was 1.49 for 2004, 1.43 for 2003 and 1.45 for 2002.
The 2003 fees for those non-executive directors in office until December 17, 2003 include additional amounts in recognition of attendance at additional board meetings regarding the private equity transaction.
As part of the acquisition of Inmarsat Ventures Limited by Inmarsat Investments Limited (formerly Grapeclose Limited), all the directors who held shares in the Company were able to sell their shares or, if applicable, elect to become a shareholder in Inmarsat Group Holdings Limited.

(1)
In accordance with his service agreement, bonus payment for the year 2003 included a bonus in respect of the successful completion of the private equity process.

(2)
Payment for the year 2002 included a bonus payment in respect of work undertaken on preparations for the proposed IPO and payment for the year 2003 included a bonus in respect of work undertaken on the private equity process.

(3)
Mr Butler also received an option cancellation payment but this was not associated with his appointment as director.

(4)
In addition, under the terms of the cash offer for Inmarsat Ventures Limited by Inmarsat Investments Limited, Mr Storey and Dr Khadem received cash cancellation payments relating to the options they held over shares in Inmarsat Ventures Limited of US$1,114,650 and US$62,876 respectively.

(5)
Includes one time sign on bonus of US$199,183

(6)
Other non executive directors being Richard Wilson, Bjarne Aamodt, David Preiss and Graham Wrigley who were appointed in December 2003 were not paid any directors fees in the years ended December 31, 2004.

(7)
John Rennocks was previously a director of Inmarsat Ventures Limited and as of January 4, 2005 has now been appointed director of Inmarsat Group Holdings Limited, the Company's ultimate parent undertaking.

8.     Taxation

        The tax charge/ (credit) is based on the taxable profits for the year and comprises:

	Year ended December 31,
	2002	2003	2004
	(US$000)
Corporation tax at 30%—current year	1,319	15,534	53,982
Deferred tax—current year	46,975	51,214	3,147

	48,294	66,748	57,129
Adjustments in respect of previous years
Current Corporation tax	(22,601)	(1,087)	244
Deferred tax	(5,351)	(6,574)	(620)

	20,342	59,087	56,753

        In 2002 the UK Inland Revenue agreed the basis on which tax relief is available on the cash payments made in relation to the leased second generation satellites and as a result a significant tax credit of US$35.4 million was recognized in December 2002, principally in relation to prior periods.

        The Group has yet to agree the open market value of certain other assets on our transition from an intergovernmental organisation to a limited company in 1999 and discussions are ongoing with the UK Inland Revenue. Agreement may result in further tax credits in future years.

Deferred taxation

        The tax effect of timing differences is:

	Year ended December 31,
	2002	2003	2004
	(US$000)
Accelerated capital allowances	119,579	150,065	155,178
Other short-term timing differences	(4,380)	1,778	—

Liability recognized	115,199	151,843	155,178

        The Group's effective tax rate reconciliation is as follows:

	Year ended December 31,
	2002	2003	2004
	(US$000)
UK statutory tax rate	30%	30%	30%
Profit on ordinary activities	185,186	183,552	252,147
Corporation tax provision at UK statutory rate	55,556	55,066	75,644
IPO costs	358	—	—
Capital allowances in excess of depreciation	(47,430)	(44,618)	(3,456)
Tax loss on disposal of shares	—	—	(4,718)
Non-taxable accounting gain on disposal of building	—	—	(20,923)
Effect of agreement of Inmarsat-2 satellite payments	(8,996)	—	—
Other non-deductible expenses	1,831	5,086	7,435

Current tax charge for the year	1,319	15,534	53,982

9.     Dividends

        No dividend was declared for the three years ended December 31, 2002, 2003 and 2004.

10.   Intangible fixed assets

Terminal development
(US$000)
Net book amount at December 31, 2002	47,876

Cost at January 1, 2003	47,876
Additions	14,769

Cost at December 31, 2003	62,645

Charge for the year	(7,974)

Net book amount at December 31, 2003	54,671

Cost at January 1, 2004	62,645
Additions	12,499
Cost at December 31, 2004	75,144

Accumulated amortization at January 1, 2004	(7,974)
Impairment	(21,857)
Charge for the period	(1,134)

Accumulated amortization at December 31, 2004	(30,965)

Net book amount at December 31, 2004	44,179

        Terminal development costs directly related to the development of user terminals for our Regional BGAN and BGAN services are capitalized as intangible fixed assets. Regional BGAN costs were fully written down in 2004 (see Note 10). Prior to the write down Regional BGAN costs were originally amortized over five years. BGAN costs will be amortized once the BGAN service is launched in 2005 and will be amortized over the estimated sales life of the services, which is expected to be five to ten years.

        As part of the finalization of the fair values the group reviewed the analysis of the Regional BGAN assets, which would be reused in the provision of BGAN services and also the latest forecasts of cash flows from the Regional BGAN services. It was determined that the user terminal development costs which had been capitalized, no longer met the criteria for capitalization in light of the projected future sales of user terminals and so have been impaired.

11.   Tangible fixed assets

	Freehold and long leasehold and buildings	Services equipment, fixtures and fittings	Space segment	Assets in course of construction	Total
	(US$000)
Net book amount at December 31, 2002 (as reported)	47,010	82,792	470,701	556,427	1,156,930

Prior year adjustment	—	—	(12,661)	(4,641)	(17,302)
Net book amount at December 31, 2002 (as restated)	47,010	82,792	458,040	551,786	1,139,628

Cost at January 1, 2003 (as restated)	68,488	396,492	1,9134,807	551,786	2,951,573
Prior year adjustment	—	—	—	(4,115)	(4,115)
Exchange revaluation	450	598	—	—	1,048
Additions	175	14,534	571	176,513	191,793
Disposals	—	(1,224)	—	—	(1,224)

Cost at December 31, 2003	69,113	410,400	1,935,378	724,184	3,139,075

Accumulated depreciation at January 1, 2003 (as restated)	(21,478)	(313,700)	(1,476,767)	—	(1,811,945)
Prior year adjustment	—	—	3,333	—	3,333
Exchange revaluation	(7)	(253)	—	—	(260)
Charge for the year	(2,193)	(25,247)	(98,373)	—	(125,813)
Disposals	—	425	—	—	425

Accumulated depreciation at December 31, 2003	(23,678)	(338,775)	(1,571,807)	—	(1,934,260)

Net book amount at December 31, 2003	45,435	71,625	363,571	724,184	1,204,815

Cost at January 1, 2004	69,113	410,400	1,935,378	724,184	3,139,075
Exchange revaluation	350	414	—	—	764
Additions	21	4,029	16,883	106,827	127,760
Disposals	(64,201)	(93)	—	—	(64,294)

Cost at December 31, 2004	5,283	414,750	1,952,261	831,011	3,203,305

Accumulated depreciation at January 1, 2004	(23,678)	(338,775)	(1,571,807)	—	(1,934,260)
Exchange revaluation	(45)	(379)	—	—	(424)
Charge for the year	(1,995)	(19,789)	(89,440)	—	(111,224)
Disposals	25,402	53	—	—	25,455

Accumulated depreciation at December 31, 2004	(316)	(358,890)	(1,661,247)	—	2,020,453

Net book amount at December 31, 2004	4,967	55,860	291,014	831,011	1,182,852

        Assets acquired under finance leases are included at the net book amount of US$0.3 million, US$0.3 million and US$0.2 at December 31, 2002, 2003 and 2004.

        Included within the net book amount of services equipment, fixtures and fittings at December 31, 2002, 2003 and 2004 are rental assets of US$2.8 million, US$2.3 million and US$2.2 million.

        As a result of management's regular re-assessment of useful economic lives, the useful lives of our satellites and space segment assets were prospectively changed from October 1, 2004. The changes were made to better reflect the economic life of the Inmarsat-3 satellites resulting from improvements in satellite technology. As a result depreciation periods were extended for the Inmarsat-3 satellites. The Group's satellite and space segment assets depreciable lives now range from 10 to 14 years, with the exception of our Regional BGAN assets which are 5 years. The Inmarsat-4 satellites have not been placed into service and are currently not being depreciated. However the above depreciable lives will apply when service commences.

        The Group changed its accounting policy in 2004 with regard to the capitalization of interest and has applied the new policy retroactively through retained earnings, interest and depreciation. Under the new policy interest on bank debt taken out to finance capital investment on qualifying assets is expensed. For the years ended December 31, 2002, 2003, 2004 the change in accounting policy and consequent reduction in the carrying value of fixed assets has led to a reduction in depreciation expense of $3.3 million, $3.3 million and $3.1 million respectively.

        The Group has reclassified the cost of assets relating to the Inmarsat-4 satellites and BGAN services from space segment assets to assets in the course of construction. The reclassification has been made retrospectively and resulted in a reduction to space segment assets of US$551.8 million and US$724.2 million for the years ended December 31, 2002 and 2003. This adjustment is in accordance with Schedule 4 of the Companies Act and does not affect net assets. No depreciation is charged on assets in the course of construction.

        The net book amount of freehold land and buildings is US$5.3 million, US$9.4 million and US$5.0 million as at December 31, 2002, 2003 and 2004 respectively.

        The net book amount of long leasehold land and buildings is US$41.7 million, US$70.0 million and US$ Nil million as at December 31, 2002, 2003 and 2004 respectively. Long leases are defined as leases with over 50 years remaining.

        At December 31, 2002, 2003 and 2004 the net book amount of software development costs included within services equipment, fixtures and fittings was US$3.5 million, US$4.0 million and US$6.0 million net of accumulated depreciation of US$11.6 million, US$13.8 million and US$16.3 million. Depreciation charges in each of the years ended December 31, 2002, 2003 and 2004 were US$1.7 million, US$1.9 million and US$2.5 million.

12.   Investments

Other investments—discontinued operations

        We recovered US$1.0 million from the liquidators of our former subsidiary Merasis in 2002.

13.   Stock

	Year ended December 31,
	2002	2003	2004
	(US$000)
Finished goods	1,967	1,326	629
Raw materials and consumables	1,529	746	611

	3,496	2,072	1,240

        The carrying value of stock is not materially different from replacement cost.

14.   Debtors

Amounts falling due within one year

	Year ended December 31,
	2002	2003	2004
	(US$000)
Trade debtors	131,936	116,472	139,095
Other debtors	11,306	10,385	10,850
Corporation tax	17,777	—	—
Amounts due from parent undertakings	—	—	59,158
Other prepayments and accrued income	5,930	12,317	10,219

	166,949	139,174	219,322

        Included in other prepayments and accrued income are amounts recoverable on contracts of US$2.3 million, US$2.8 million and US$3.4 million as at December 31, 2002, 2003 and 2004.

15.   Creditors—amounts falling due within one year

	Year ended December 31,
	2002	2003	2004
	(US$000)
Trade creditors	104,865	98,257	41,501
Bank loans and overdrafts	13,326	624	1,415
Obligations under finance leases (Note 18)	79	67	54
Amounts due to parent undertaking	—	5,000	1,207
Amounts due to former shareholders	1,318	1,318	1,732
Corporation tax	—	18,371	72,942
Other taxation and social security	1,931	1,944	1,480
Other creditors	2,309	1,009	759
Deferred satellite payments	7,387	6,665	7,352
Accruals and deferred income	61,428	46,289	51,387

	192,639	179,544	179,829

        Amounts due to parent undertakings are unsecured, interest free and repayable on demand.

16.   Creditors—amounts falling due after more than one year

	Year ended December 31,
	2002	2003	2004
	(US$000)
Trade Creditors	—	—	35,251
Bank borrowings	97,000	—	—
Obligations under finance leases	142	91	44
Deferred satellite payments	36,024	33,702	30,445
Accruals and deferred income	18	18	13

	133,184	33,811	65,753

        The following is a summary of payments due after more than one year as at December 31, 2004.

	Deferred satellite Payments	Trade Creditors
	(US$000)
December 31, 2006	7,633	35,251
December 31, 2007	7,385	—
December 31, 2008	6,902	—
December 31, 2009	5,817	—
Due after five years	2,708	—

Total deferred satellite payments	30,445	35,251

        On May 1, 2001, the Company obtained a five-year US$610.0 million unsecured medium term revolving credit facility from Barclays Capital and ING Bank N.V. The amount drawn down under this facility at December 31, 2002, 2003 and 2004 was US$100.0 million, US$Nil million and US$Nil million, respectively, net of finance costs of US$3.0 million, US$2.3 million and US$Nil million. Interest is fixed at the commencement of each drawing at LIBOR plus the margin under the facility. See Note 29.

        As part of the acquisition the medium term revolving credit facility was terminated and replaced by a group senior credit agreement held by Inmarsat Investments Limited on December 17, 2003.

17.   Provisions for liabilities and charges

	Post retirement healthcare	Restructuring provision	Deferred tax	Other	Total
	(US$000)
As at January 1, 2002	4,514	—	73,575	10,500	88,589

Charged in respect of current year	1,021	9,100	46,975	—	57,096
Utilized in respect of prior year	—	—	(5,351)	—	(5,351)
Utilized in the year	—	(6,449)	—	(4,000)	(10,449)

As at December 31, 2002	5,535	2,651	115,199	6,500	129,885

Charged in respect of current year	1,700	—	51,214	3,750	56,664
Utilized in respect of prior year	—	—	(6,574)	—	(6,574)
Utilized in the year	—	(2,651)	—	(9,500)	(12,151)
Transfer to current tax	—	—	(7,996)	—	(7,996)

As at December 31, 2003	7,235	—	151,843	750	159,828

Charged in respect of current year	1,750	9,282	3,147	(400)	11,441
Utilized in respect of prior year	—	(8,226)	(620)	—	(8,847)
Transfer from current tax	—	—	808	—	3,147

As at December 31, 2004	8,985	1,056	155,178	350	165,569

        Restructuring provisions relate to a number of voluntary employee actions announced in November 2002 and April 2004

        Other provisions represent amounts payable in connection with a dispute between the company and APR Limited, the other shareholder in our former joint venture Airia, US$4.0 million was paid in 2002. In 2003, an agreement was reached for final settlement, and a payment of US$9.5 million was made on November 7, 2003, resulting in a further charge to the profit and loss account of US$3.0 million. Other provisions in 2004 relate to an onerous lease provision on premises located in Washington occupied by Airia which will unwind by 2008.

        In November, 2002 in connection with management's plan to reduce operating costs and improve shareholder financial returns, the Group recorded a restructuring charge of approximately US$9.1 million for the year ended December 31, 2002. The principal action in the restructuring plan involved a redundancy program to reduce staff costs. The restructuring, resulted in the actual elimination of 74 corporate staff positions and was completed with all terminations in effect by February 2003. The amount of redundancy benefits paid and charged against the liability at December 31, 2002, 2003 and 2004 was US$6.4 million, US$2.7 million, and US$Nil, respectively. The redundancy provision that remains unpaid in respect of this restructuring at December 31, 2002, 2003 was US$2.7 million and US$Nil million respectively. There was no provision at December 31, 2004.

        In April, 2004, management conducted a review of business operations which led to a reduction in headcount of 64 staff positions across several of our business activities. The amount charged for the year ended December 31, 2004 was US$9.3 million. The amount of the redundancy benefits paid and charged against the liability at December 31, 2004 was US$8.2 million. The redundancy provision that remains unpaid in respect of this restructuring at December 31, 2004 is US$1.1 million.

18.   Obligations under finance leases

	Year ended December 31,
	2002	2003	2004
	(US$000)
Due within one year	79	67	54
Due in two to five years	142	91	44

	221	158	98

19.   Called up share capital

Equity
(US$000)
Authorized:
200,000,010 ordinary shares of 10 pence each	32,400
1 special rights non-voting redeemable preference share of £1.00	—

At December 31, 2002, 2003 and 2004	32,400

Allotted, issued and fully paid
100,000,010 ordinary shares of 10 pence each at December 31, 2001	16,200
1 special rights non-voting redeemable preference share of £1.00 at December 31, 2001	—
345,791 ordinary shares of 10 pence each issued during the year	50

At December 31, 2002	16,250

Cancellation of 100,345,801 ordinary shares at December 17, 2003	(16,250)
Issue of 100,345,801 ordinary shares of 10 pence each at December 17, 2003	17,559

At December 31, 2003 and 2004	17,559

        One share of £1.00 was allotted on incorporation in 1998 with the remaining 10,000,000 allotted in 1999 on Transition to a private limited company. Following the 10:1 share split on March 15, 2001, there were 100,000,010 ordinary shares of 10 pence each.

        The special rights non-voting redeemable preference share was issued to the International Mobile Satellite Organization on April 15, 1999 and carries no voting rights. It is not transferable and does not confer any right to participate in profits. The International Mobile Satellite Organization may, at any time, after consulting the Company and subject to the provisions of the Companies Act, require the Company to redeem the special share at par by giving written notice and delivering the relevant share certificate.

        In November 2002, 345,791 ordinary shares were allotted to Inmarsat employees at a fair value of £7.01 per share totaling US$3.5 million. These shares were generally held by profit sharing trusts on behalf of employees.

        The Company received consideration of US$3.5 million from these trusts for the allotment of shares under the profit sharing scheme during 2002. The trusts were provided with funds to make these payments by the employing companies and consequently, this share issue is a non-cash transaction for the group.

        In December 2003, the Company entered into a Scheme of Arrangement whereby, a cash offer of US$15.00 per share was made by Inmarsat Investments Limited (formerly Grapeclose Limited) to acquire the ordinary shares of the company. This was approved by the shareholders of Inmarsat Ventures Limited on December 1, 2003 and received court approval on December 17, 2003.

        Under the scheme, the existing shares of the Company were cancelled, and new shares were issued to Inmarsat Investments Limited.

        Under the terms of the cash offer for Inmarsat Ventures Limited from Inmarsat Investments Limited, the Directors accepted the cash cancellation proposals on the outstanding options of US$15.00 per share less the exercise price. Therefore, at December 31, 2003, the Directors held no share options in Inmarsat Ventures Limited.

20.   Employee Share Options

        In November 2004, the Company adopted the 2004 Plan. 280,800 A Ordinary Shares in Inmarsat Group Holdings Limited are available to be granted under the 2004 Plan to any director or employee of the Company. Options under the 2004 Plan vest at the rate of 25% per year on each of the first four anniversaries of the date of grant and vested options can be exercised upon a sale of the Company or IPO. Whenever options are exercised under the 2004 Plan, the holder must pay a de minimis charge of €1. The options expire 10 years from the date of grant. As at December 31, 2004, there were 218,720 options outstanding. No stock options have been granted to directors or senior management as at December 31, 2004. There were no outstanding options at December 31, 2003 as all options were cancelled under the terms of the acquisition.

        A summary of option activity as at December 31, 2004 is as follows:

		Options outstanding
	Options Available for Grant	Number Outstanding	Weighted- Average Exercise Price per Option
	Number of options		€
Balance at December 31, 2003	—	—	—
Shares reserved	280,800	—	—
Granted	(219,020)	219,020	0.00
Lapsed	300	(300)	—

Balance at December 31, 2004	62,080	218,720	0.00

        The following table summarises the ranges of outstanding and exercisable options as at December 31, 2004:

Options outstanding
		Weighted- Average Remaining Contractual Life (in Years)		Options exercisable
Weighted- Average Exercise Price per Share
	Number Outstanding			Number Exercisable	Weighted- Average Exercise Price per Option
Range of exercise prices			—	—	—
€0.00	218,720	9.83	£0.00	—	£0.00

        A second grant of options over 7,140 A ordinary shares was made under the 2004 Plan to employees in January 2005. This was made on equivalent terms to the initial grant in November 2004.

        In line with FRS 20, Share-based Payments, the Company recognized US$0.1 million in stock compensation costs for the year ended December 31, 2004 (2003: US$Nil). Total stock compensation costs will be recognized over the four year vesting period of the options.

        Since the A ordinary shares of the Company are not publicly quoted, and the exercise price of the options is de minimis in nature, the fair value of each option is equivalent to the fair value of the underlying share at the date of the grant and accordingly no options pricing models have been applied. This fair value of US$12.50 per share was estimated with the assistance of independent advisers, who calculated a range of potential values using analysis of comparable quoted shares, discounted cash flows and comparable transactions. The fair value within this range was then selected by the directors using, in their view, the analysis of comparable quoted shares and comparable transactions most appropriate to the circumstances of the Company.

21.   Reserves

	Share premium account	Other reserve	Retained earnings
	(US$000)
Balance at January 1, 2002 as reported	—	580,671	165,574
Prior year adjustment	—	—	(17,944)

Balance at January 1, 2002 (as restated)	—	580,671	147,630
Profit for the financial year (as reported)	—	—	164,202
Prior year adjustment	—	—	642

Profit for the financial year (as restated)			164,844
Exchange adjustments offset in reserves	—	—	1,053
Issue of ordinary share capital	3,465	—	—

Balance at December 31, 2002 (as restated)	3,465	580,671	313,527

Profit for the financial year (as reported)	—	—	125,247
Prior year adjustment	—	—	(782)

Profit for the financial year (as restated)			124,465
Exchange adjustments offset in reserves	—	—	7,012
Cancellation of equity shares on acquisition by Inmarsat Investments Limited	(3,465)	(580,671)	—
Issue of ordinary share capital	582,828	—	—
UITF 17 charge	—	—	3,971

Balance at December 31, 2003 (as restated)	582,828	—	448,975

Profit for the financial year	—	—	195,394
Share option reserve	—	79	—
Exchange adjustments offset in reserves	—	—	740

Balance at December 31, 2004	582,828	79	645,109

        The other reserve represents the difference between the nominal value of shares issued and the net book value of assets acquired on transition.

        The UITF 17 (Urgent Issues Task Force Abstract 17, "Employee share schemes") charge represents the difference between the exercise price of stock options provided to employees, and the fair market price of these stock options at the date they were granted. As these options were contingent upon the sale or flotation of the Company, no charge was recognized at the time of the issue of the options. As the options were bought out under the terms of the cash offer, a UITF 17 charge has been recognized in 2003.

        The Group changed its accounting policy in 2004 with regard to the capitalization of interest and has applied the new policy retroactively through retained earnings, interest and depreciation. Under the new policy interest on bank debt taken out to finance capital investment on qualifying assets is expensed. For the years ended December 31, 2002, 2003, 2004 the change in accounting policy increased interest payable by US$2.6 million, US$4.1 million and US$6.2 million, respectively and decreased depreciation expense by US$3.3 million, US$3.3 million and US$3.1 million respectively. The impact on profit before tax was an increase of US$0.7 million for the year ended December 31, 2002 and a decrease of US$0.8 million and US$3.1 million for the years ended December 31, 2003 and 2004 respectively. The impact on retained earnings brought forward at January 1, 2002 is US$17.9 million.

22.   Notes to cash flow statement

        Reconciliation of operating profit to net cash inflow from operating activities:

	Year ended December 31,
	2002 (as restated)	2003 (as restated)	2004
	(US$000)
Operating profit	187,950	192,890	168,204
Depreciation	124,974	122,480	111,224
Amortization	674	7,974	1,134
Impairment	281	—	21,857
UITF 17 non-cash charge	—	3,971	—
Non-cash effect of issue of share capital to employees	3,515	—	—
Write off of stock	—	—	1,460
(Increase)/decrease in stocks	(2,029)	1,424	(629)
(Increase)/decrease in debtors	(14,268)	10,211	(79,359)
(Decrease)/increase in creditors	13,348	5,358	(26,935)
Increase/(decrease) in provisions	3,671	(950)	3,156

Net cash inflow from continuing operating activities	318,116	343,358	200,112

        Reconciliation of net cash flow to movement in net debt:

	Year ended December 31,
	2002	2003	2004
	(US$000)
Net debt at beginning of year	57,980	99,475	(21,031)
Decrease/(increase) in cash in the year	(3,930)	(6,990)	1,883
Movements in liquid resources	4,620	(16,453)	(188,412)
Capital element of finance lease rental payments	(95)	(63)	(60)
Bank borrowings	40,000	(100,000)	—
Non-cash adjustment	900	3,000	—

Net debt	99,475	(21,031)	(207,620)

        Analysis of net debt:

	Cash at bank and in hand	Overdraft	Cash at bank less overdrafts	Short-term investment	Finance lease obligations	Bank borrowings	Total
	(US$000)
Balance at January 1, 2002	(3,986)	12,906	8,920	(7,356)	316	56,100	57,980

Net cash flow	(4,350)	420	(3,930)	4,620	(95)	40,000	40,595
Non-cash adjustment	—	—	—	—	—	900	900

At December 31, 2002	(8,336)	13,326	4,990	(2,736)	221	97,000	99,475

Net cash flow	5,712	(12,702)	(6,990)	(16,453)	(63)	(100,000)	(123,506)
Non-cash adjustment	—	—	—	—	—	3,000	3,000

At December 31, 2003	(2,624)	624	(2,000)	(19,189)	158	—	(21,031)

Net cash flow	1,092	791	1,883	(188,412)	(60)	—	(186,589)
At December 31, 2004	(1,532)	1,415	(117)	(207,601)	98	—	(207,620)

        Non-cash adjustments in 2002 and 2003 relating to bank borrowings comprise amortization of arrangement costs of new banking facilities.

        Net cash movement in bank borrowings:

	Year ended December 31,
	2002	2003	2004
	(US$000)
Net borrowings drawn down under new facility	40,000	—	—
Termination of bank borrowings	—	(100,000)	—

Net cash movement in bank borrowings	40,000	(100,000)	—

23.   Pension arrangements and post-retirement benefits

        The Group's hybrid pension plan, including defined benefit and defined contribution elements, commenced on April 15, 1999. Initial funding requirements were based on actuarial assumptions.

        The Group operates pension schemes in each of its principal locations. The Group operates two schemes in the UK. The defined benefit section of the hybrid scheme is funded and its assets are held in a separate fund administered by a corporate trustee. US$1.9 million, US$2.5 million and US$2.7 million was charged in the years ended December 31, 2002, 2003 and 2004 in respect of the defined benefit section of the scheme.

        The defined benefit section of the hybrid scheme was valued using the projected unit method with the valuation carried out by professionally qualified and independent actuaries carried out as at December 31, 2002. The actuarial valuation of the assets of the scheme at that date, allowing for expected future increases in earnings, was US$9.3 million which was sufficient to cover 83% (previous valuation at 120%) of benefits that had accrued to members.

        The results of the actuarial funding valuation as at December 31, 2002, 2003 and 2004 by an independent qualified actuary, for the purposes of the additional disclosure required by FRS 17. The following information is presented as required by the transitional rules of FRS 17.

        The assets held in respect of the defined benefit section of the UK Scheme and the expected rates of return were:

	Year ended December 31, 2002		Year ended December 31, 2003		Year ended December 31, 2004
	Value US$000	Long-term rate of return Expected	Value US$000	Long-term rate of return expected	Value US$000	Long-term rate of return expected
Equities	8,252	7.50%	14,239	7.75%	19,710	7.75%
Bonds	572	5.50%	875	5.40%	1,079	5.30%
Gilts	380	4.50%	585	4.75%	889	4.60%
Cash	55	4.00%	5	3.75%	140	3.75%

Total market value of assets	9,259		15,704		21,818

        The assumptions, which have the most significant effect on the results of the actuarial valuations, are those relating to the rate of return on investments, the rates of increases in salaries and the rate of pension increases. For the calculation of the initial funding rates, the actuaries assumed that the rate of investment return for valuing accrued benefits would, on average, exceed pay and pension increases by 2.7% and 4.7% per annum respectively and the rate of investment return for valuing future service benefits would, on average, exceed pay and pension increases by 2.0% and 4.0% per annum respectively.

        The total pension charge for the year ended December 31, 2002, 2003 and 2004 is disclosed in Note 3.

        The Group provides post-retirement medical benefits including healthcare to retired employees and their dependants that were employed with the Group before January 1, 1998. Employees who have 10 years of service at the age of 58 and retire from the Group are eligible to participate in the post-retirement benefit plans. The plan is self-funded and there are no plan assets from which the costs are paid. The cost of providing retiree healthcare is actuarially determined and accrued over the service period of the active employee group. Membership to this plan is multi-national, although most staff are currently employed in the United Kingdom.

        The obligation under these plans was determined by the application of the terms of medical plans, together with relevant actuarial assumptions and healthcare cost trend rates. The long-term rate of medical expense inflation used in the actuarial calculations is 3.0% per annum in excess of the rate of price inflation of 2.75% at December 31, 2004 (2003: 2.50%, 2002: 2.25%). For purposes of the calculation at December 31, 2004, a 2.75% per annum price inflation assumption was used (2003: 2.50%, 2002: 2.25%). The discount rate used in determining the accumulated post-retirement benefit obligation was 5.3% at December 31, 2004 (2003: 5.4%, 2002: 5.5%).

        The following information is presented as required by the transitional rules of FRS 17.

        The major actuarial assumptions used as at December 31, 2002, 2003 and 2004 were:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
Rate of increase in salaries	4.25%	4.50%	4.75%
Rate of increase in pensions in payment	2.25%	2.50%	2.75%
Discount rate	5.50%	5.40%	5.30%
Inflation assumption	2.25%	2.50%	2.75%
Medical expense inflation assumption	5.25%	5.25%	5.75%

        The following amounts in respect of all post-retirement benefits, as at December 31, 2002, 2003 and 2004, were measured in accordance with the requirements of FRS 17.

	As at December 31, 2002			As at December 31, 2003
	Post- retirement healthcare	Pension benefits	Total	Post- retirement healthcare	Pension benefits	Total
	(US$000)
Total market value of assets	—	9,259	9,259	—	15,704	15,704
Present value of plan liabilities	(8,144)	(15,355)	(23,499)	(10,152)	(25,403)	(35,555)

Deficit in the plan	(8,144)	(6,096)	(14,240)	(10,152)	(9,699)	(19,851)
Related deferred tax asset	2,443	1,829	4,272	3,046	2,909	5,955

Net liability	(5,701)	(4,267)	(9,968)	(7,106)	(6,790)	(13,896)

	As at December 31, 2004
	Post- retirement Healthcare	Pension benefits	Total
	(US$000)
Total market value of assets	—	21,818	21,818
Present value of plan liabilities	(13,405)	(36,524)	(49,929)

Deficit in the plan	(13,405)	(14,706)	(28,111)
Related deferred tax asset	4,022	4,412	8,434

Net liability	(9,383)	(10,294)	(19,677)

        Upon acquisition on December 17, 2003 the Group recognized the fair value pension liability of US$9.7 million. If the above amounts had been recognized in the financial information, the Group's net assets and retained earnings at December 31, 2002, 2003 and 2004 would be as follows:

	Year ended December 31, 2002 (as restated)	Year ended December 31, 2003 (as restated)	Year ended December 31, 2004
	(US$000)
Net assets excluding pensions liability and post retirement healthcare	913,913	1,049,362	1,245,575
Post retirement healthcare	(1,826)	(2,042)	(3,094)
Pensions liability	(4,267)	(6,790)	(10,294)

Net assets including pension liability and post retirement healthcare	907,820	1,040,530	1,232,187

Retained earnings/(accumulated losses) excluding pension liability and post retirement healthcare	313,527	448,975	645,188
Post retirement healthcare	(1,826)	(2,042)	(3,094)
Pension reserve	(4,267)	(6,790)	(10,294)

Retained earnings/(accumulated losses) including liability and post retirement healthcare	307,434	440,143	631,800

        The following amounts would have been recognized in the performance statements in the year ended December 31, 2002, 2003 and 2004 under the requirements of FRS 17:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Operating profit
Current service cost	2,898	2,785	3,595
Curtailment gain	(536)	—	—

Total operating charge	2,362	2,785	3,595

Other finance income
Expected return on pension scheme assets	599	816	1,469
Interest on pension scheme liabilities	(758)	(1,015)	(1,403)

Net return	(159)	(199)	66

Statement of total recognized gains and losses
Actual return less expected return on pension scheme assets	(2,457)	1,756	141
Experience gains and losses arising on the scheme liabilities	61	141	74
Foreign exchange gains and losses	(347)	(683)	(703)
Changes in assumptions underlying the present value of scheme liabilities	—	(3,945)	(3,216)

Actuarial gain recognized in statement of total recognized gains and losses	(2,743)	(2,731)	(3,704)

Movements in deficit during the year
Deficit in scheme at beginning of the period	(3,157)	(6,096)	(9,699)
Movement in year:
Current service cost	(2,898)	(2,785)	(3,595)
Contributions	2,325	2,112	2,358
Curtailment gain	536	—	—
Other finance income	(159)	(199)	(66)
Actuarial loss	(2,743)	(2,731)	(3,704)

Deficit in scheme at end of period	(6,096)	(9,699)	(14,706)

Details of experience gains and losses for the year
Difference between the expected and actual return on scheme assets:
Amount	(2,457)	(1,756)	(141)
Percentage of scheme assets	(26.5)%	(13.4)%	(0.7)%
Experience gains and losses on scheme liabilities:
Amount	61	141	(74)
Percentage of present value of the scheme liabilities	(0.4)%	0.6%	0.2%
Total amount recognized in statement of total recognized gains and losses:
Amount	(2,743)	(2,048)	(3,001)
Percentage of present value of the scheme liabilities	17.9%	9.2%	8.26%

        The liability for post-retirement healthcare benefits is already recognized in the financial information as a provision. See Note 18.

24.   Capital commitments

        The Group had authorized and contracted but not provided for capital commitments of US$431.2 million, US$396.3 million and US$246.6 million as at December 31, 2002, 2003 and 2004. The amounts in all years primarily represent commitments in respect of the construction of the Inmarsat-4 satellites. The group contracted to pay US$8.7 million, US$2.6 million and US$Nil at December 31, 2002, 2003 and 2004 under various non-cancellable agreements.

25.   Contingencies

        Claims have arisen in the ordinary course of business but the directors do not consider that these will result in a material loss to the Group.

26.   Operating lease commitments

        The Group had the following annual commitments under non-cancellable operating leases which expire:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(US$000)
Land and buildings
Within two to five years	133	211	863
After five years	—	—	7,965
Other
Within one year	2,072	4,090	39,250
Within two to five years	25,045	32,980	7,661
After five years	5,655	4,624	940

	32,905	41,905	56,679

        Land and buildings relates primarily to the 25-year leaseback of headquarters building at 99 City Road, London.

        Other operating lease commitments include the leasing of channels on the Thuraya D1 satellite.

        At December 31, 2003 and 2004 the Group in addition to the above operating lease commitments is contracted to pay warranty costs relating to the BGAN program of US$19.6 million and US$13.6 million over the next four years.

27.   Related party transactions

        The majority of space segment revenue is derived from the sale of satellite utilization to land earth station operators (distribution partners), which were primarily owned by former shareholders of the Company and some current shareholders of our parent undertaking. The terms and conditions of the sales of space segment are governed by the land earth station operator agreement (master distribution agreement).

        Some network and satellite control services, equipment and telephone services were procured from suppliers who were former shareholders. The total amounts were US$12.0 million, US$10.8 million and US$6.0 million for the years ended December 31, 2002, 2003 and 2004 respectively.

28.   Principal subsidiary undertakings

        The following subsidiaries are included in the consolidated financial information:

	Principal activity	Country of incorporation and operation	Effective interest in issued ordinary share capital at December 31, 2004
Inmarsat Limited	Satellite telecommunications	England and Wales	100%
Inmarsat Employment Company Limited	Employment company	Jersey	100%
Inmarsat Inc	Service provider	USA	100%
Inmarsat Employee Share Plan Trustees Limited	Corporate trustee	England and Wales	100%
Inmarsat Trustee Company Limited	Corporate trustee	England and Wales	100%
Inmarsat Brazil Limitada	Legal representative of Inmarsat	Brazil	99.9%
Invsat Limited	VSAT telecommunications	England and Wales	100%
Rydex Corporation Limited	Maritime communications software	England and Wales	100%
Rydex Communications Limited	Maritime communications software	Canada	100%
Inmarsat Leasing Limited	Satellite leasing	England and Wales	100%
Inmarsat (IP) Company Limited	Intellectual property holding company	England and Wales	100%
Inmarsat Leasing (Two) Limited	Satellite leasing	England and Wales	100%
Inmarsat Services Limited	Employment company	England and Wales	100%
Inmarsat Launch Company Limited	Satellite launch company	Isle of Man	100%
Galileo Ventures Limited	Dormant	England and Wales	100%
iNavSat Limited	Dormant	England and Wales	100%

        Invsat provides integrated telecommunications network systems including very small aperture terminals, or VSATs and satellite solutions, to the oil and gas, maritime, government and emergency services markets.

        The Rydex business with offices in Vancouver, Canada and Liverpool in the UK is a business that has developed software compatible with the terminals which use the Rydex solutions. This software enables ships to send and receive e-mail and access the Internet.

        Inmarsat Launch Company Limited was formed on December 4, 2003. Inmarsat Launch Company Limited will be assigned contracts related to the launch of Inmarsat-4 satellites and will be the beneficiary of Inmarsat-4 launch insurance (when obtained).

29.   Financial instruments

Treasury management and strategy

        The Group's treasury activities are managed by its corporate finance department under the direction of a Treasury Review Committee whose chairman is the Chief Financial Officer, and are consistent with board-approved treasury policies and guidelines. The overriding objective of treasury activities is to manage financial risk.

        Key features of treasury management include:

  •
  ensuring that the Group is in a position to fund its obligations in appropriate currencies as they fall due;

  •
  maintaining adequate undrawn borrowing facilities;

  •
  economically hedging both contracted and anticipated foreign currency cash flows on a minimum twelve-month rolling basis with the option of covering exposures up to a maximum of three years forward; and

  •
  maximizing return on short-term investments.

        Treasury activities are only transacted with counter parties who are approved relationship banks.

        Treasury policy is implemented primarily through the use of forward purchases of foreign currencies. The treasury department is, however, authorized to use purchased options, futures and other derivative instruments, but only to the extent that such instruments form part of the hedging policy so as to establish a known rate of exchange.

        Having arranged the purchase of foreign currency in line with the anticipated requirement for that currency over each financial year, an average rate of exchange is calculated from the agreed currency deals. This average rate is applied for accounting purposes. The policy is designed to minimize the impact of currency gains and losses in the profit and loss account; gains and losses will arise to the extent that the level of actual payments in the year is different from those that were forecast.

Short-term debtors and creditors

        Short-term debtors and creditors have been excluded from the following disclosures, other than the currency risk disclosures.

Maturity analysis of financial liabilities

        The maturity analysis of the Group's financial liabilities is as follows:

	Year ended December 31,
	2002	2003	2004
	(US$000)
Within 1 year or on demand	(20,792)	(7,356)	(8,821)
Between 1 and 2 years	(6,248)	(7,096)	(7,676)
Between 2 and 5 years	(117,272)	(19,818)	(20,105)
Over 5 years	(11,632)	(6,880)	(2,708)

	(155,944)	(41,150)	(39,310)

        For this purpose, financial liabilities comprise:

	Year ended December 31,
	2002	2003	2004
	(US$000)
Overdrafts	(13,326)	(624)	(1,415)
Deferred satellite payments	(43,411)	(40,368)	(37,797)
Finance lease obligations	(221)	(158)	(98)
Cross currency swaps	(1,986)	—	—
Bank borrowings	(97,000)	—	—

	(155,944)	(41,150)	(39,310)

        The five-year US$610.0 million medium term revolving credit facility that commenced May 1, 2001 was terminated as of December 17, 2003. At December 31, 2002, 2003 and 2004 the amount drawn down under this facility was US$100.0 million, US$Nil and US$Nil respectively.

Currency risk

        In accordance with the Group's treasury policy to hedge forecast currency exposures on a rolling minimum twelve-month basis, all anticipated U.S. dollars/Sterling exposures for 2005 have already been hedged at a rate of 1.77$/£. The entire net assets of the Group are therefore denominated in U.S. dollars.

Interest rate risk profile of financial assets of the Group

	Year ended December 31,
	2002	2003	2004
	(US$000)
Floating rate financial assets	8,336	2,624	1,532
Fixed rate financial assets	2,736	19,189	207,601

	11,072	21,813	209,133

        Financial assets consist of cash at bank and short- and long-term investments. The fixed rate short-term deposits in U.S. dollars were placed with banks for periods not exceeding three months and earned interest at 1.02% and 2.19% per annum in 2003 and 2004 respectively. There were no U.S. dollar deposits at December 31, 2002. There were no fixed rate short-term deposits in sterling at December 31, 2004 (2003: 3.4%, 2002: 4.0%). There were no fixed rate short-term deposits in Danish kroners as at December 31, 2004 (2003: $Nil, 2002: 2.75%). The floating rate cash earns interest based on relevant national LIBID equivalents.

Interest rate risk profile of financial liabilities of the Group

	Year ended December 31,
	2002	2003	2004
	(US$000)
Floating rate financial liabilities	(112,312)	(624)	(1,415)
Fixed rate financial liabilities	(221)	(158)	(98)
Financial liabilities on which no interest is paid	(43,411)	(40,368)	(37,797)

	(155,944)	(41,150)	(39,310)

        Floating rate financial liabilities comprise bank loans and overdrafts. The weighted average years to maturity of the floating rate financial liabilities as at December 31, 2002, 2003 and 2004 is 2.18 years, nil years and nil years respectively. Interest on the floating rate financial liabilities is based on the relevant ratio and equivalents plus the margin under the respective facilities. Interest on floating rate financial liabilities is based on the relevant national equivalents.

        The fixed rate financial liabilities comprise finance lease obligations, details of which are given in Note 18. The weighted average interest rate in respect of these liabilities is 7.0% for the years ended December 31, 2002, 2003 and 2004. The weighted average years to maturity as at December 31, 2002, 2003 and 2004 is 2.18 years, 1.84 years and 1.5 years respectively.

        The weighted average year to maturity on the financial liabilities on which no interest is paid as at December 31, 2002, 2003 and 2004 is 7.24 years, 6.26 years and 5.20 years respectively.

Market risk

        At December 31, 2002, 2003 and 2004 on the basis of past net cash balances, it is estimated that a 1% movement in interest rates would have impacted December 31, 2002, 2003 and 2004 profit before tax by approximately US$0.7 million, US$0.6 million and US$0.9 million respectively. It is estimated that a general movement of the U.S. dollar/sterling exchange rate of 1% would have impacted the December 31, 2002, 2003 and 2004 profit before tax by approximately US$1.9 million, US$0.9 million and US$0.9 million.

Credit risk

        Financial instruments that potentially subject the Group to a concentration of credit risk consist of cash at bank, short-term investments and trade receivables. All cash and short-term investments are with high credit quality financial institutions. The Directors consider credit risk is small on trade receivables as these balances are primarily with blue chip telecom companies. At December 31, 2004, four distribution partners comprised approximately 81% of group trade revenues. These same four customers comprised approximately 75% of the trade debtor balance as at December 31, 2004.

Fair value of financial assets and financial liabilities

	Year ended December 31,
	2002		2003		2004
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	(US$000)
Assets
Investments	600	600	—	—	—	—
Cash at bank	8,336	8,336	2,624	2,624	1,532	1,532
Short-term investments	2,736	2,736	19,189	19,189	207,601	207,601
Liabilities
Overdrafts	(13,326)	(13,326)	(624)	(624)	(1,415)	(1,415)
Finance leases	(221)	(221)	(158)	(158)	(98)	(98)
Deferred satellite payments	(43,411)	(47,304)	(40,368)	(43,077)	(37,797)	(40,084)
Bank borrowings	(100,000)	(100,000)	—	—	—	—
Other financial instruments
Interest and cross currency swaps	(1,986)	(1,986)	—	—	—	—
Forward exchange contracts	—	16,702	—	15,998	—	12,446

        The following methods and assumptions were used to determine the above fair values:

  (a)
  the fair value of investments is based on quoted market prices where available and other estimates.

  (b)
  the fair values of cash at bank, overdrafts and short-term investments approximate their carrying values because of the short maturity of these instruments.

  (c)
  the carrying value of finance lease obligations approximates to fair value based on the interest rates implicit in the leases.

  (d)
  the fair value of deferred satellite payments represents the present value of future payments discounted at a variable risk free rate at the year end.

  (e)
  the fair value of interest and cross currency swaps is based upon valuations provided by the counter-party.

  (f)
  the fair value of foreign exchange contracts and options is based upon the difference between the contract amount at the current forward rate at each year end, and the contract amount at the contract rate.

  (g)
  bank borrowings are reflected in the balance sheet as of December 31, 2002, 2003 and 2004 net of unamortized arrangement costs of US$3.0 million, US $Nil and US $Nil respectively.

        The market value of the forward contracts the Group has outstanding is:

	Year ended December 31,
	2002			2003			2004
	Contract value	Market value	Fair value	Contract value	Market value	Fair value	Contract value	Market value	Fair Value
	(US$000)
Sell USD currency
Forward contracts
USD (Sterling)	186,061	202,763	16,702	90,829	106,728	15,998	152,805	165,251	12,446

        Gains and losses on hedge instruments are deferred and only recognized in the profit and loss amount upon maturity of the contract. The book value of these instruments is nil.

        The weighted average exchange rates for forward contracts were as follows:

	Year ended December 31,
	2002	2003	2004
Sterling	1.45	1.50	1.74

        There were no currency options outstanding at December 31, 2002, 2003 and 2004.

        The average maturity date for forward contracts outstanding at December 31, 2002, 2003 and 2004 is between one and two years.

        Prior to 2002, the Group entered into certain interest and cross currency swap contracts to reduce its exposure to fluctuations in interest rates. The cross currency contracts swapped the group's floating rate sterling liabilities for fixed rate U.S. dollar payments. These contracts were accounted for as hedges because they were applied to specific expenditure. The fair value of these swap instruments as at December 31, 2002, 2003 and 2004 was US$(2.0) million, US$ Nil million and US$ Nil million. These swaps were terminated in 2002 with a gain of US$2.4 million arising on the profit and loss account. The Group has not entered into any new cross currency swap contracts during 2003 and 2004.

Hedges

        The Group uses derivative financial instruments to hedge its exposure to foreign currency risk. Unrecognized gains and losses on hedge instruments, and the movements therein, are as follows:

	Unrecognized
			Net total
	Gains	Losses
	(US$000)
Gains and losses on hedges at January 1, 2002	2,198	(886)	1,312
Gains and losses arising in previous years that were included in 2002 income	(1,289)	886	(403)

Gains and losses arising before January 1, 2002 that were not included in 2002 income	909	—	909
Change in value arising in 2002 but unrecognised during 2002	5,855	—	5,855
Gains and losses arising in 2002 but unrecognised	9,938	—	9,938

Gains and losses on hedges at December 31, 2002	16,702	—	16,702

Gains and losses on hedges at January 1, 2003	16,702	—	16,702
Gains and losses arising in previous years that were included in 2003 income	(12,924)	—	(12,924)

Gains and losses arising before January 1, 2003 that were not included in 2003 income	3,778	—	3,778
Gains and losses arising in 2003 but unrecognised	12,220	—	12,220

Gains and losses on hedges at December 31, 2003	15,998	—	15,998

Gains and losses on hedges at January 1, 2004	15,998	—	15,998
Gains and losses arising in previous years that were included in 2004 income	(15,982)	—	(15,982)
Gains and losses arising before January 1, 2001 that were not included in 2004 income	16	—	16
Gains and losses arising in 2001 but unrecognized	12,430	—	12,430

Gains and losses on hedges at December 31, 2004	12,446	—	12,446

        Of the unrecognized amounts above:

	Year ended December 31,
	2002	2003	2004
	(US$000)
Expected to be recognized the following year	12,924	15,982	7,605
Expected to be recognized in later years	3,778	16	4,841

	16,702	15,998	12,446

        All the gains and losses on the hedging instruments are expected to be matched by losses and gains on the hedged transactions or positions.

30.   Parent Undertaking and Ultimate Controlling Party

        The Company's parent undertaking is Inmarsat Investments Limited and ultimate controlling party is Inmarsat Group Holdings Limited, both incorporated and registered in England and Wales. The largest and smallest groups into which the results of the Company are consolidated are headed by Inmarsat Group Holdings Limited and the Company respectively.

31.   Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

        The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as different disclosures required by U.S. GAAP.

        On December 17, 2003 the Company's shareholders accepted an offer from a newly incorporated entity, Inmarsat Investments Limited to acquire all of the outstanding share capital. The purchase of the shares was effected via a scheme of arrangement under the UK Companies Act, whereby all of the outstanding share capital at December 17, 2003 was cancelled and new shares were issued to Inmarsat Investments Limited.

        Following the acquisition, a fair value assessment was carried out to determine the appropriate carrying values for the assets and liabilities of the acquired entity. Under UK GAAP these fair value adjustments are not recorded in the books at the acquired entity. However, under U.S. GAAP such adjustments are pushed down where appropriate to the books at the acquired entity.

        Accordingly, from December 17, 2003 the Company's assets and liabilities have been adjusted, giving rise to significant differences between shareholders' equity on a UK GAAP and U.S. GAAP basis, particularly in relation to tangible and intangible assets, pension liabilities and post-retirement provisions. These differences in assets and liabilities give rise to additional differences in the net income between UK GAAP and U.S. GAAP, primarily related to depreciation and amortization of tangible and intangible assets respectively. The 2003 results are predominantly the results of operations related to the predecessors operation therefore the results of operations from the acquisition to the end of the financial year are considered insignificant and have not been presented separately in these accounts. In the future, the amortization of fixed assets and finite lived intangibles will give rise to significant differences in net income between UK GAAP and U.S. GAAP, in the Company.

        The following tables contain a summary of the material adjustments to profit for the financial year between UK GAAP and U.S. GAAP:

		Year ended December 31,
	Note	2002 (as restated)	2003 (as restated)	2004
		(US$000)
Profit for the financial year as reported under UK GAAP		164,844	124,465	195,394
U.S. GAAP adjustments:
Pension plans	a	(1,024)	(1,436)	(3,705)
Financial instruments	b	15,390	(704)	(10,043)
Deferred taxation	c	1,200	3,400	900
Deferred taxation on adjustments	c	3,936	913	61,378
Write back of amortization of intangible assets	h	674	—
Development costs	e	(27,970)	(14,769)	(12,497)
Amortization on development costs	e	—	7,974	6,836
Impairment of Regional BGAN development costs	e	—	—	21,857
Other expenses	j	—	10,919	—
Depreciation on tangibles	f	—	(653)	1,888
Amortization on intangibles	h	—	(188)	(4,888)
Other liabilities	i	—	—	2,017
Capitalized interest	l	(642)	782	67,518
Deferred income on sale of tangible assets	m	—	—	(85,226)
Foreign exchange translation	b	(191)	(4,188)	(734)
Interest on bank loans and subordinated parent company debt	k	—	(859)	(165,758)

Total adjustments		(8,627)	1,191	(120,457)

Net income under U.S. GAAP		156,217	125,656	74,937

        The following table contains a summary of the material adjustments to shareholders' funds between UK GAAP and U.S. GAAP:

		Year ended December 31,
	Note	2002 (as restated)	2003 (as restated)	2004
		(US$000)
Total shareholders funds as reported under UK GAAP		913,913	1,049,362	1,245,575
U.S. GAAP adjustments:
Pension plans	a	(1,989)	(7,259)	(10,964)
Financial instruments	b	16,702	15,998	12,419
Deferred taxation	c	(7,952)	(46,105)	(20,605)
Deferred taxation on adjustments	c	9,707	(7,914)	44,967
Development costs	e	(47,876)	(62,645)	(53,285)
Amortization on development costs	e	—	7,974	14,810
Foreign exchange translation	b	(1,268)	(2,872)	(3,606)
Tangible assets	f	—	99,292	(6,014)
Goodwill	d	674	189,644	245,144
Intangibles other than goodwill	h	—	109,294	104,406
Capitalized interest	l	17,302	18,084	67,518
Other liabilities	i	—	(3,601)	(1,769)
Deferred income on sale/leaseback	m	(58,132)
Cumulative interest expense on push down	k	—	—	(165,758)
Bank loans and subordinated parent company debt	k	—	(1,757,603)	(1,770,900)

Net U.S. GAAP adjustments		(14,700)	(1,447,713)	(1,601,769)

Shareholders' equity under U.S. GAAP		899,213	(398,351)	(356,194)

        A summary of the principal differences and additional disclosures applicable to the Group are set out below:

(a)   Pension plans

        Under UK and U.S. GAAP different methods and assumptions are used to determine the pension expense. The principal differences are set out below. Additionally, from December 17, 2003 the Company's US GAAP pension liability was increased by the amount of the fair value adjustment arising on acquisition, which has been pushed down to the Company under US GAAP. For UK GAAP purposes, the company's pension liability was not increased, as fair value adjustments are not pushed down under UK GAAP. This has resulted in additional significant differences between the UK and US GAAP liabilities.

        Under UK GAAP, pension costs credited/charged against profits relating to the Company's pension schemes are accounted for in accordance with UK Statement of Standard Accounting Practice SSAP 24 "Accounting for Pension Costs." Under U.S. GAAP, SFAS 87 "Employers' Accounting for Pensions" prescribes the method and assumptions that may be used to calculate pension costs. Under U.S. GAAP, actuarial gains and losses have only been recognized through the profit and loss accounts to the extent they fall outside a 10% corridor, i.e., 10% of the greater of the value of the projected benefit obligation and the fair value of the plan assets. Under UK GAAP, actuarial gains and losses arising from one valuation to the next are amortized in full through the profit and loss accounts. Where an additional minimum liability exists under U.S. GAAP (i.e., where the amount provided for any one scheme does not cover the unfunded accumulated benefit obligation for that scheme), it must be recognized within the pension liability.

(b)   Financial instruments

        During the normal course of business, the Group is exposed to foreign currency risk due to payment of certain operating expenses in currencies other than the Group's functional currency, primarily sterling. This creates volatility in earnings and cash flows from year to year. The Group makes use of derivative instruments to limit this risk. The objective of the Group is to limit the volatility in earnings and cash flows as a result of this risk.

        The Group has adopted a policy for hedging its foreign exchange exposure, which requires all projected non-U.S. dollar expenditures to be hedged on a twelve-month rolling basis. Under UK GAAP, the Group accounts for its foreign currency derivative instruments as hedges and related exchange gains and losses are deferred until the maturity of the contract.

        SFAS 133 "Accounting for Derivatives and Hedging Activities" and related standards, adopted effective January 1, 2001, establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activity. Changes in the fair value of derivatives are recorded in each year in current earnings or other comprehensive income, depending on whether a derivative is designated and documented as part of a hedge transaction and, if it is, the type of hedge transaction. The Group uses various derivative instruments, to hedge anticipated foreign currency expenditures. These contracts provide economic hedging to the Company, however do not qualify as hedges for accounting purposes under SFAS 133, and therefore are valued at each year end with gains and losses recorded in current earnings as "other external charges" (within net operating costs).

        In 2001 on acquisition of the leasing company the remaining cross currency interest rate swaps were re-designated and are no longer part of a hedging relationship. As a result, the Group recorded a loss in the amount of $2.0 million and $Nil for the years ended December 31, 2002 and 2003 under UK and U.S. GAAP representing the fair value of the contracts. Under UK GAAP, this adjustment was recorded in net interest payable; however, for U.S. GAAP the amount would be reflected in "other external charges," within operating profit.

        Under U.S. GAAP, unsettled monetary assets and liabilities of the Group, which are in a currency other than U.S. dollars, are translated to U.S. dollars at the year-end spot rate. Under UK GAAP, these unsettled monetary assets and liabilities of the Group, which are in a currency other than U.S. dollars are recorded at the average hedged rate.

        Foreign exchange translation represents the adjustment of current assets and liabilities from contract rate to year end spot rate.

(c)   Deferred taxation

        Under UK GAAP, full provision is made for deferred tax assets and liabilities arising from timing differences where the company has an obligation/benefit to pay more tax in the future as a result of past events. Under U.S. GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognized for differences between the financial and tax bases of assets and liabilities and for tax loss carry forwards at the statutory rate for each reporting date including temporary differences. Deferred tax amounts also arise as a result of the other UK GAAP to U.S. GAAP adjustments. In particular, under US GAAP deferred tax is provided for on a full liability basis on the fair value adjustments which have been pushed down to Inmarsat Ventures Limited. Under UK GAAP, fair value adjustments have not been pushed down.

(d)   Goodwill amortization expense

        Under UK GAAP, goodwill is amortized over its estimated useful life. According to SFAS 142 goodwill and certain other intangible assets having indefinite lives are not subject to amortization after June 30, 2001, but rather tested for impairment at least annually. Intangible assets determined to have definitive lives will continue to be amortized over their useful lives. Goodwill and intangible assets having indefinite lives are tested for impairment at least annually.

(e)   Development costs

        Under UK GAAP, the company capitalizes development costs associated with the development of the User Terminals (UT) for Regional BGAN and BGAN services. Under U.S. GAAP development costs are expensed as incurred. Associated with the non capitalization of UT development costs the associated amortization recorded under UK GAAP is not recognized for U.S. GAAP purposes. See UK GAAP Note 10 for further discussion on impairment of Regional BGAN developments costs.

(f)    Tangible assets

        Tangible assets were fair valued on acquisition of Inmarsat Ventures Limited by Inmarsat Investments on December 17, 2003. Under U.S. GAAP a portion of the fair value step up of tangible assets is "pushed down" to subsidiaries of Inmarsat Ventures Limited, which does not occur under UK GAAP.

(g)   Goodwill

        Amount represents goodwill resulting from the purchase accounting recorded in Inmarsat Investments Limited that is pushed down to Inmarsat Ventures according to U.S. GAAP. Under UK GAAP no goodwill is recorded in Inmarsat Ventures and therefore the entire difference represents total goodwill under U.S. GAAP. Goodwill is not amortized for U.S. GAAP.

(h)   Intangibles other than goodwill

        Amount includes patents, trademarks, leasing backlog and orbital slots. Amounts recorded in respect of patents, trademarks and leasing backlog will be amortized on a straight-line basis over their estimated useful lives of twenty, seven and three years, respectively. Indefinite-lived intangibles

(including orbital slots) will not be amortized for U.S. GAAP purposes. These assets will be subject to annual impairment tests in accordance with U.S. GAAP.

(i)    Other liabilities

        Amount represents the increase to deferred satellite payments and post retirement provision due to the push down of fair value under U.S. GAAP.

(j)    Other expenses

        Amount includes the write back of expenses related to facility fees and transaction costs that are expensed for stand alone UK GAAP accounts but are adjusted as part of purchase accounting and pushed down within the fair value of assets and liabilities acquired for U.S. GAAP.

(k)   Bank loans and subordinated parent company debt

        Under US GAAP, the debt which Inmarsat Investments Limited acquired in order to effect the acquisition of Inmarsat Ventures Limited has been pushed down to the books of Inmarsat Ventures Limited. This accounting is not required under UK GAAP. Additionally, interest arising on the debt has also been pushed down into the income statement of Inmarsat Ventures Limited.

(l)    Capitalized interest

        Under UK GAAP, the Group does not capitalize interest. Under U.S. GAAP, the Group capitalizes interest on all qualifying assets. The capitalization rate is applied to the total cumulative cash expenditures for qualifying assets according to SFAS 34.

(m)  Deferred income on disposal of tangible assets

        Under UK GAAP, gains arising on sale and leaseback transactions are recognized as other income to the extent that the sale proceeds do not exceed the fair value of the assets concerned. Gains arising on the portion of the sale proceeds that exceed the fair value are deferred and amortized over the minimum lease term. Under US GAAP, the total gains, arising on qualifying sale leaseback transactions, including any realized revaluation gains, are deferred in full and amortized to income in proportion to the corresponding gross rental charges over the minimum lease term.

Inmarsat Ventures Limited

Schedule II—Valuation and Qualifying Accounts

For the years ended December 31, 2002, 2003 and 2004

	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
	(US$ in millions)
2002 (predecessor)
Revenue provision	(2.7)	—	1.0	(1.7)

Stock provision	—	—	—	—

	(2.7)	—	1.0	(1.7)

2003 (successor)
Revenue provision	(1.7)	(0.1)	—	(1.8)
Stock provision	—	(7.5)	—	(7.5)

	(1.7)	(7.6)	—	(9.3)

2004 (Successor)
Revenue provision	(1.8)	(5.6)	0.5	(6.9)
Stock provision	(7.5)	(1.9)	—	(9.4)

	(9.3)	(7.5)	0.5	(16.3)

INMARSAT LIMITED

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Shareholders of Inmarsat Limited

        We have audited the accompanying financial statements of Inmarsat Limited, which comprise the profit and loss account as at December 31, 2002, 2003 and 2004 and the balance sheet, reconciliation of movements in shareholders funds, statement of cash flows and the notes to the financial statements for the years ended December 31, 2002, 2003 and 2004. As described in Note 1, these financial statements have been prepared on the basis of accounting principles generally accepted in the United Kingdom. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those U.S. standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inmarsat Limited at December 31, 2002, 2003 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United Kingdom.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the financial statements.

PricewaterhouseCoopers LLP
London, United Kingdom
April 29, 2005

INMARSAT LIMITED

PROFIT AND LOSS ACCOUNTS

		Year ended December 31,
	Note	2002	2003	2004
		(as restated)	(as restated) (US$000)
Revenues	2	445,633	490,992	465,214
Depreciation and amortization	3	(122,926)	(129,498)	(111,314)
Impairment of intangible assets	10	—	—	(21,857)
Other net operating costs	3	(118,452)	(131,754)	(144,256)

Total operating costs		(241,378)	(261,252)	(277,427)

Total operating profit		204,255	229,740	187,787
Gain on disposal of tangible fixed assets	11	—	—	85,469
Interest receivable and similar income	5	5,698	2,156	1,555
Interest payable and similar charges	5	(25,778)	(26,644)	(23,275)

Profit on ordinary activities before taxation	4	184,175	205,252	251,536
Taxation expense	8	(12,786)	(54,664)	(61,681)

Profit after taxation for the year		171,389	150,588	189,855
Dividends	9	(160,000)	—	—

Retained profit for the year	19	11,389	150,588	189,855

        All activities relate to continuing operations. There is no difference between the results as stated above and the historical cost equivalents.

STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

		Year ended December 31,
	Note	2002 (as restated)	2003 (as restated)	2004
Profit on ordinary activities after taxation	23	171,389	150,588	189,855
Total recognized gains for the year		171,389	150,588	189,855

Prior year adjustment				(18,084)

Total recognized gains since last financial statements				171,771

The accompanying Notes are an integral part of the financial statements.

INMARSAT LIMITED

BALANCE SHEET

		Year ended December 31,
	Note	2002	2003	2004
		(as restated)	(as restated) (US$000)
Fixed assets
Intangible assets	10	47,876	54,671	44,179
Tangible assets	11	1,131,881	1,197,059	1,175,430

Total fixed Assets		1,179,757	1,251,730	1,219,609
Current assets
Stocks	12	1,967	1,326	629
Debtors	13	199,983	141,838	246,148
Short-term deposits		2,736	19,189	207,470
Cash at bank and in hand		4,736	4,360	1,571

Total current assets		209,422	166,713	455,818
Creditors—amounts falling due within one year	14	(338,692)	(165,801)	(179,718)

Net current assets/(liabilities)		(129,270)	912	276,100

Total assets less current liabilities		1,050,487	1,252,642	1,495,709

Creditors—amounts falling due after more than one year	15	(225,403)	(247,675)	(296,881)
Provisions for liabilities and charges	16	(73,571)	(102,865)	(106,819)

Net assets		751,513	902,102	1,092,009

Capital and reserves
Called up share capital	17	162,000	162,000	162,000
Share premium account	19	581,610	581,610	581,610
Other reserves	19	—	—	53
Retained earnings	19	7,903	158,492	348,346

Total equity shareholders' funds		751,513	902,102	1,092,009

The accompanying Notes are an integral part of the financial statements.

INMARSAT LIMITED

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Note	Ordinary share capital	Share premium account	Other reserves	Retained earnings	Total
		(US$000)
Balance at January 1, 2002 as restated		162,000	581,610	—	(3,486)	740,124
Profit for the financial year as restated		—	—	—	171,389	171,389
Dividends	9	—	—	—	(160,000)	(160,000)

Balance at December 31, 2002 as restated		162,000	581,610	—	7,903	751,513

Profit for the financial year as restated		—	—	—	150,588	150,588

Balance at December 31, 2003 as restated		162,000	581,610	—	158,492	902,102

Profit for the financial year		—	—	—	189,855	189,855
Share option reserve	19	—	—	53	—	53

Balance at December 31, 2004		162,000	581,610	53	348,346	1,092,009

The accompanying Notes are an integral part of the financial statements.

INMARSAT LIMITED

STATEMENT OF CASH FLOWS

		Year ended December 31,
	Note	2002	2003	2004
		(as restated)	(as restated) (US$000)
Net cash inflow from operating activities	20	369,004	243,423	214,838

Returns on investments and servicing of finance
Interest received		1,615	1,942	698
Interest paid		(1,485)	(9,115)	(25)

Net cash inflow/(outflow) for returns on investments and servicing of finance		130	(7,173)	673
Taxation
UK Corporation tax received		17,415	13,373	1,039

Net cash inflow from taxation		17,415	13,373	1,039
Capital expenditure and financial investments
Sale of tangible fixed assets		—	—	125,100
Purchase of tangible and intangible assets		(380,454)	(219,639)	(139,869)

Net cash outflow for capital expenditure and financial investments		(380,454)	(219,639)	(14,769)

Net cash inflow before management of liquid resources and financing		6,095	29,984	201,781
Management of Liquid Resources
(Increase)/decrease in short-term deposits		4,620	(16,453)	(188,281)

Net cash inflow after management of liquid resources		10,715	13,531	13,500

Capital element of finance lease rental payments		(8,874)	(6,668)	(16,286)

Net cash outflow from financing		(8,874)	(6,668)	(16,286)

(Decrease)/increase in cash in the year	20	1,841	6,863	(2,786)

The accompanying Notes are an integral part of these financial statements.

INMARSAT LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.     Principal accounting policies

Basis of accounting

        The principal activity of the Company is the provision of global mobile satellite communication services.

        The financial information is prepared under the historical cost convention and in accordance with applicable UK accounting standards.

        The Company has reviewed its accounting policies and continues to adopt accounting policies most appropriate to its business so as to give a true and fair view as well as disclose sufficient information to enable users to understand the policies adopted and how they have been applied in the financial statements.

        The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reported year. The more significant estimates include provisions, pension costs, deferred tax and asset lives. Actual results could differ from those estimates.

        The following principal accounting policies have been applied consistently, except where noted in dealing with items which are considered material in relation to the Company's financial statements.

Changes in accounting policy and prior year adjustment

        The Company changed its accounting policy in 2004 with regard to the capitalization of interest and has applied the new policy retrospectively through retained earnings and depreciation. The change in policy is to expense interest on bank debt taken out to finance capital investment on qualifying assets. We believe the significant change in our debt structure warranted the revision of our current policy and therefore the change in accounting policy better reflects our financial position.

        For the years ended December 31, 2002, 2003 and 2004 the change in accounting policy decreased depreciation expense by US$3.3 million, US$3.3 million and US$3.1 million respectively.

Reclassification

        Certain prior year amounts have been reclassified to conform with the current year classification.

Foreign currency translation

        The functional and reporting currency of the Company is the U.S. dollar as the majority of operational transactions are denominated in U.S. dollars. Transactions not denominated in dollars during the accounting year have been translated into dollars at an average hedged rate of exchange. Fixed assets denominated in currencies other than the dollar have been translated at the hedged rates of exchange ruling at the dates of acquisition. Monetary assets and liabilities denominated in currencies other than the U.S. dollar for which the Company has purchased forward exchange contracts have been translated at the average hedged rates of exchange contained in those contracts. Differences on exchange are dealt with in the profit and loss account.

        Shares issued by the Company and denominated in a currency other than U.S. dollars are translated at the rates ruling at the date of the issue.

Financial instruments

        The Company uses derivative financial instruments to hedge its exposure to foreign currency risk. To the extent that such instruments are matched against an underlying asset or liability, they are accounted for using hedge accounting and therefore, gains and losses are deferred and only recognized upon the maturity of the contract. Where instruments are not matched against an underlying asset or liability, losses are accrued in the profit and loss account.

Revenue recognition

        Satellite revenue results from utilization charges that are recognized as revenue over the period during which the satellite services are provided. Other satellite revenues not dependent upon utilization charges (such as designated leased capacity charges) and where the fee is fixed or determinable are recognized as deferred income when a non-cancelable agreement is in force, and collectibility is reasonably assured. Deferred income attributable to other satellite revenues represents the unearned balances remaining from amounts receivable from customers pursuant to lease prepayment options. These amounts are recorded as revenues on a straight-line basis over the respective lease terms which is typically for periods from one month to twelve months

        Our revenues are stated net of volume discounts which increase over the course of the financial year as specific volume thresholds are met by distribution partners, resulting in lower prices.

        Operating lease income is accounted for on a straight-line basis with any rental increases recognised during the period to which they relate.

        Revenue also includes other income from service contracts, rental income, conference facilities and income from the sale of Regional BGAN terminals. The costs of acquiring these terminals are included in other external costs.

Pensions and post-retirement benefits

        The Company operates a defined benefit and a number of defined contribution pension schemes in its principal locations. The defined benefit scheme is funded and its assets are held in separate funds administered by a corporate trustee.

        Pension costs for the defined benefit scheme are assessed in accordance with the advice of independent qualified actuaries and are charged to the profit and loss account so as to spread the cost on a straight-line basis over the average service lives of employees. Pension surpluses and deficits are amortized over the expected average remaining service lives of current employees. Pension costs for the defined contribution schemes are charged to the profit and loss account as incurred.

        The Company has adopted the transitional rules of FRS 17 "Accounting for retirement benefits." FRS 17 substantially changes the method of accounting for defined benefit pensions. The implementation date for this new standard has been deferred. However, it is expected that this standard may have the effect of increasing the pension costs to be included within operating costs, thus reducing operating profit. Pension fund actuarial gains and losses, including investment returns varying from the assumed returns, will be recorded in full in the statement of recognized gains and losses annually. Pension fund deficits, calculated in accordance with prescribed rules in this standard, will be shown in the balance sheet as will any surpluses to the extent that value is expected to be obtained from them in the foreseeable future. Transitional disclosures required as a minimum for the years ended December 31, 2002, 2003 and 2004 have been made. See Note 21.

        The Company recognizes liabilities relating to post-retirement medical benefits in respect of employees in the UK and overseas. The basis of the valuation of the liability is the projected unit method which requires that annual charges are made to the Company's profit and loss account so as to spread the cost of these benefits after retirement, on a systematic basis, over the employees' working lives.

Stock compensation costs

        For the years up to December 17, 2003 the Company recognized charges relating to share options granted to employees provided the grant was not contingent on a future event. Where the grant was contingent, a charge was recognized when the contingency was realized. Share option costs represented the difference between the exercise price of these share options and the fair market value of the underlying ordinary shares on the date of grant. The difference was amortized over the performance period or the vesting period where there was no performance criteria of the applicable options, which ranged between 18 months to four years from the grant date, depending on the share option plan under which they were granted. All the existing share option plans were cancelled at the time of the acquisition.

        During 2004 the company adopted FRS 20 "Share-based Payment" for the Inmarsat 2004 Staff Value Participation Plan. The standard requires that where shares or rights to shares are granted to third parties, including employees, a charge is recognized in the profit and loss account based on the fair value of the shares at the date the grant of shares or right to shares is made. The Company recognizes charges relating to share options granted over the vesting period of 4 years.

        The Company recognized a charge for National Insurance contributions on outstanding share options where the options are expected to be exercised. The liability was calculated on the difference between the market value of the underlying shares at the end of the financial year and the option exercise price as it was recognized over the period from the date of grant to the end of the performance period.

Deferred Taxation

        Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profit and loss and its results as stated in the financial statements. No deferred tax is recognized on permanent differences.

        Deferred tax is measured at the average tax rates that are expected to apply in the period in which the timing differences are expected to reverse, based on tax rates and law that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis. Deferred tax assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. See Note 8.

Research and development

        Research and development expenditure which does not meet the criteria for capitalization is expensed in the year in which it is incurred. Costs are only capitalized once a business case has been demonstrated as to technical feasibility and commercial viability. Where the commercial viability of a project is no longer demonstratable, costs are immediately expensed to the profit and loss account. Where capitalized, development costs are amortized on a straight-line basis over their expected useful economic life.

Software development costs

        Software development costs directly relating to the development of new services are capitalized with the tangible fixed assets to which they relate. Costs are capitalized once a business case has been demonstrated as to technical feasibility and commercial viability. Such costs are depreciated over the estimated sales life of the services, which is generally three years.

Space segment assets

        Space segment assets comprise satellite construction, launch and other associated costs. Expenditure charged to space segment projects includes invoiced progress payments, amounts accrued appropriate to the stage of completion of contract milestone payments, external consultancy costs and direct internal costs. Internal costs, comprising primarily staff costs, are only capitalized when they are directly attributable to the construction of an asset. Progress payments are determined on milestones achieved to date together with agreed cost escalation indices. Deferred satellite performance payments represent the net present value of future payments dependent on the future performance of each satellite and are recognized in space segment assets when the satellite becomes operational if it is probable that performance criteria will be met. The associated liability is stated at its net present value and included within liabilities. These space segment assets are depreciated over the life of the satellites from the date they become operational and are placed into service.

Assets in course of construction

        Assets in course of construction relate to the next generation Inmarsat-4 satellites and BGAN services. These assets will be transferred to space segment assets and depreciated over the life of the satellites once they become operational and placed into service. No depreciation has been charged on these assets to date.

Other fixed assets

        Other fixed assets are stated at historical cost less accumulated depreciation.

Depreciation of fixed assets

        Depreciation is calculated to write off the historical cost of fixed assets, except land, on a straight-line basis over the expected useful lives of the assets concerned. The Company selects its depreciation rates carefully and reviews them regularly to take account of any changes in circumstances. When setting useful economic lives, the principal factors the Company takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used. The lives assigned to significant fixed assets are:

Space segment	5-14 years
Fixtures and fittings, and other building-related equipment	10 years
Buildings	40-50 years
Other fixed assets	3-5 years

        As a result of managements' regular re-assessment of useful economic lives, the useful lives of our satellites and space segment assets were prospectively changed from October 1, 2004. The changes were made to better reflect the economic life of the Imarsat-3 satellites resulting from improvements in satellite technology. As a result depreciation periods were extended for the Inmarsat-3 satellites. The Company's satellite and space segment assets depreciable lives now range from 10 to 14 years, with the exception of our Regional BGAN assets which are 5 years. The Inmarsat-4 satellites have not been placed into service and are currently not being depreciated. However the above depreciable lives will apply when service commences.

Asset impairment

        Tangible fixed assets and goodwill are subject to impairment review in accordance with FRS 11: Impairment of Fixed Assets and Goodwill, if there are events or changes in circumstances that indicate that the carrying amount of the fixed asset or goodwill may not be fully recoverable. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realizable value and value in use. Net realizable value is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset's continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognized in the profit and loss account in the period in which it occurs. If an external event gives rise to a reversal of an impairment loss, the reversal is recognized in the profit and loss account and by increasing the carrying amount of the fixed asset or goodwill in the period in which it occurs. The carrying amount of the fixed asset or goodwill will only be increased up to the amount that it would have been had the original impairment not occurred. For the purpose of conducting impairment reviews, income generating units are identified as groups of assets, liabilities and associated goodwill that generate income that is largely independent of other income streams.

        The assets and liabilities include those directly involved in generating the income and an appropriate proportion of those used to generate more than one income stream. For the purposes of impairment review, all space segment assets are treated as one income generating unit.

Gains and losses on disposal of tangible and intangible assets

        Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the profit and loss account.

Leasing commitments

        Assets acquired under finance leases, which transfer substantially all the rights and obligations of ownership, have been recorded in the balance sheet as fixed assets at their equivalent capital value and are depreciated over the useful life of the asset. The corresponding liability is analyzed between its short-term and long-term components. The interest element of the finance lease is charged to the profit and loss account over the lease period at a constant rate. Rentals payable under operating leases are typically charged in the profit and loss account in equal annual amounts over the term of the lease.

Interest and finance costs

        Interest and finance costs on bank and other debt raised and finance costs previously incurred on finance leases to meet construction costs of satellites are expensed as incurred. Fees incurred on undrawn bank facilities are expensed as incurred.

        Arrangement costs of debt are capitalized and amortized over the life of the debt in accordance with FRS 4: Capital Instruments. Facility fees are expensed as incurred.

Stocks

        Stocks are stated at the lower of cost and net realizable value. Cost is determined by the average cost method.

Liquid resources

        The Company defines liquid resources as short-term deposits and current asset investments capable of being converted into cash without curtailing or disrupting the business.

Provisions

        Provisions, other than in respect of post-retirement benefits for which accounting policies are described above, are recognized when the Company has a legal or constructive obligation to transfer economic benefits arising from past events and the amount of that obligation can be estimated reliably. Provisions are not recognized unless the transfer of economic benefits is probable.

2.     Segmental information

        The Company operates in one segment, the supply of global mobile satellite communications services. The Group also has other activities which comprise the operations of its subsidiary entities and other income, principally from conference services at our headquarters building and sale of Regional BGAN terminals. Within the global mobile satellite communications services segment, the Company conducts its activities primarily in four business sectors, being maritime, land, aeronautical and leasing.

        An analysis of our revenues is set out below. We have additionally provided revenues by business sector.

	Year ended December 31,
	2002	2003	2004
	(as restated)	(as restated)
	(US$000)
Maritime	253,623	245,656	251,388
Land	125,043	163,619	133,736
Leasing (including Navigation)	51,440	61,227	56,868
Aeronautical	11,477	13,091	16,922
Other income	4,050	7,399	6,300

Total revenues	445,633	490,992	465,214

        For the years presented below, the following customers (distribution partners), each contributed more than 10% of revenues.

	Year ended December 31,
	2002	2003	2004
	(US$000)
Customer A	97,483	132,505	120,095
Customer B	101,902	111,546	111,528
Customer C	94,898	91,589	89,015
Customer D	70,764	72,204	65,721

        Revenues are allocated to countries based on the location of the billable customers. These customers sell services to end users who may be located elsewhere. There is no difference on this basis between the origin and destination of revenue.

	Year ended December 31,
	2002	2003	2004
	(US$000)
Europe	208,329	228,682	225,954
North America	139,027	165,215	150,267
Asia and Pacific	85,733	78,371	72,898
Rest of the world	12,544	18,724	16,095

	445,633	490,992	465,214

        The comparative year amounts above have been restated following the consolidation of several telecommunication companies during the years.

        Because of the integrated nature of the satellite infrastructure, it is not feasible to show net assets, and the profit for the years by geographic location.

3.     Net operating costs

	Year ended December 31,
	2002	2003	2004
	(as restated)	(as restated)
	(US$000)
Own work capitalized	23,749	20,242	25,858
Network and satellite operations	(17,853)	(40,872)	(50,004)
Other external charges	(52,896)	(53,596)	(70,310)

Total external charges	(70,749)	(94,468)	(120,314)
Staff costs (see below)	(71,452)	(57,528)	(49,800)

Total other net operating costs	(118,452)	(131,754)	(144,256)

Depreciation and amortization	(122,926)	(129,498)	(111,314)
Impairment of intangible assets	—	—	(21,857)

Total operating costs	(241,378)	(261,252)	(277,427)

Wages and salaries	(62,428)	(48,194)	(42,657)
Social security costs	(4,977)	(5,675)	(4,318)
Pension costs	(4,047)	(3,659)	(2,825)

Total staff costs	(71,452)	(57,528)	(49,800)

        Own work capitalized, comprising primarily of staff costs, are only capitalized when they are directly attributable to the construction of an asset.

        Staff costs for the years ended December 31, 2002, 2003 and 2004 included redundancy costs of US$6.8 million, US$Nil and US$4.0 million respectively. See Note 16.

        Staff costs in 2004 include equity-settled share-based payments of US0.1 million related to the 2004 Plan. The number of Shares available for the grant of options under the 2004 plan and details of share options granted are set out in Note 18.

4.     Profit on ordinary activities before taxation

        Profit on ordinary activities before taxation is stated after charging/(crediting):

		Year ended December 31,
	Note	2002	2003	2004
		(as restated)	(as restated)
		(US$000)
Depreciation of tangible assets:
—leased		26,770	27,252	27,241
—owned		96,156	94,272	82,939
Amortization of intangible assets		—	7,974	1,134
Impairment of intangible assets	10	—	—	21,857
Operating lease rentals
—land and buildings		415	192	1,084
—services equipment, fixtures and fittings		246	223	370
—space segment		13,127	32,039	40,398
Auditors remuneration and expenses—audit services		279	350	219
Auditors remuneration and expenses—non audit services		148	—	—
Staff costs	3	71,452	57,528	49,800
Non-operating gain on sale of tangible assets	11	—	—	(85,469)
Advertising costs		16,436	16,496	9,043
Research and development costs		5,600	559	539

        On November 30, 2004 the Company entered into a sale and 25-year leaseback contract for the headquarters building at 99 City Road, London. The gross proceeds from the sale of the building were US$125.1 million, which resulted in a gain on disposal of this asset of US$85.5 million in the year ended December 31, 2004. The annual rental of the building in future years will be approximately US$8.0 million (£4.5 million). In the year ended December 31, 2004 rental costs were US$0.8 million.

5.     Interest

	Year ended December 31,
	2002	2003	2004
	(as restated)	(as restated)
	(US$000)
Interest payable on bank loans and overdrafts	(1,485)	(1,471)	(164)
Intercompany interest payable under finance lease contracts	(21,099)	(22,397)	(20,482)
Unwinding of discount on deferred satellite liabilities	(3,194)	(2,776)	(2,629)

Total interest payable and similar charges	(25,778)	(26,644)	(23,275)
Bank interest and other interest receivable	3,326	513	1,486
Realized gain on cross currency interest rate swaps	2,372	1,429	—
Late payment interest and Inland Revenue interest	—	214	69

Total interest receivable and similar income	5,698	2,156	1,555

Net interest payable	(20,080)	(24,488)	(21,720)

6.     Employee numbers

        The average monthly number of people (including the Executive Directors) employed during the year by category of employment:

	Year ended December 31,
	2002	2003	2004
Network and satellite operations	68	83	77
Marketing and business development	86	71	70
Product development and engineering	70	61	67
Business infrastructure, administration, finance and legal	127	93	89

	351	308	303

7.     Directors' remuneration

        All Directors of the Company are Directors of Inmarsat Ventures Limited, the immediate parent undertaking, and disclosure of all Directors' emoluments are included in the Financial Statements of Inmarsat Ventures Limited. No Directors received remuneration for their qualifying services to the Company.

8.     Taxation

        The tax charge is based on the taxable profits for the year and comprises:

	Year ended December 31,
	2002	2003	2004
	(US$000)
Corporation tax at 30%—current year	(1,196)	17,673	54,209
Deferred tax—current year	47,538	43,566	1,693

	46,342	61,239	55,902
Adjustments in respect of previous years
Current corporation tax	(22,447)	—	6,400
Deferred tax	(11,109)	(6,575)	(621)

	12,786	54,664	61,681

        In 2002 the UK Inland Revenue has agreed the basis on which tax relief is available on the cash payments made in relation to the leased second generation satellites and as a result a significant tax credit has been recognized of US$35.4 million principally in relation to prior years offsetting our tax charge for 2002.

        The Company has yet to agree the open market value of certain other assets on the transition from an inter-governmental organisation to a limited company in 1999 and discussions are ongoing. The directors have taken a prudent approach to the valuation in arriving at the tax charge for the year. Agreement may result in further tax credits in future years.

Deferred taxation

        The tax effect of timing differences is:

	Year ended December 31,
	2002	2003	2004
	(US$000)
Liability recognized	67,575	96,568	97,640

        The deferred tax balance arises principally from the difference between the rates of capital allowances (tax depreciation) and accounting depreciation and losses not given tax effect in the current year.

        The Company's effective tax rate reconciliation is as follows:

	Year ended December 31,
	2002	2003	2004
	(US$000)
UK statutory tax rate	30%	30%	30%
Profit on ordinary activities (as restated)	184,175	205,252	251,536

Corporation tax provision at UK statutory rate	55,252	61,576	75,461
Capital allowances in excess of depreciation and other short-term timing differences	(47,097)	(44,552)	(1,136)
Effect of agreement of Inmarsat-2 satellite payments	(8,996)	—	—
Non-taxable accounting gain on disposal of building	—	—	(20,923)
Tax loss on disposal of shares	—	—	(4,718)
Non-deductible expenses	(355)	649	5,525

Current tax charge for the year	(1,196)	17,673	54,209

9.     Dividends

        The Company declared a dividend of US$160 million during the year ended December 31, 2002. The Company did not declare a dividend for the years ended December 31, 2003 or 2004.

10.   Intangible assets

Terminal Development
(US$000)
Net book amount at December 31, 2002	47,876
Cost at January 1, 2003	47,876
Additions	14,769

Cost at December 31, 2003	62,645

Accumulated amortization at January 1, 2003	—
Charge for the year	(7,974)

Accumulated amortization at December 31, 2003	(7,974)

Net book amount at December 31, 2003	54,671

Cost at 1 January, 2004	62,645
Additions	12,499

Cost at December 31, 2004	75,144

Accumulated amortization at January 1, 2004	(7,974)
Impairment	(21,857)
Charge for the year	(1,134)

Accumulated amortization at December 31, 2004	(30,965)

Net book amount at December 31, 2004	44,179

        Terminal development costs directly related to the development of terminals for our Regional BGAN and BGAN services are capitalized as intangible assets. Regional BGAN costs were fully written down in 2004 (see Note 10). Prior to the write down Regional BGAN costs were originally amortised over five years. BGAN costs will be amortised once the BGAN service is launched in 2005 and will be amortised over the estimated sales life of the services, which is expected to be five to ten years.

        As part of the finalization of the fair values the group reviewed the analysis of the Regional BGAN assets which would be reused in the provision of BGAN services and also the latest forecasts of cashflows from the Regional BGAN services. It was determined that the user terminal development costs which had been capitalized, no longer met the criteria for capitalization in light of the projected future sales of user terminals and so have been impaired.

11.   Tangible assets

	Freehold and long leasehold land and buildings	Services equipment, fixtures and fittings	Space segment	Assets in course of construction	Total
	(US$000)
Net book amount at December 31, 2002 (as reported)	42,820	79,235	470,701	556,427	1,149,183
Prior year adjustment	—	—	(12,660)	(4,642)	(17,302)

Net book amount at December 31, 2002 (as restated)	42,820	79,235	458,041	551,785	1,131,881

Cost at January 1, 2003 (as restated)	64,201	387,293	1,934,807	551,786	2,938,087
Prior year adjustment	—	—	—	(4,116)	(4,116)
Additions	—	13,707	598	176,513	190,818

Cost at December 31, 2003	64,201	401,000	1,935,405	724,183	3,124,789

Accumulated depreciation at January 1, 2003 (as restated)	(21,381)	(308,058)	(1,476,767)	—	(1,806,206)
Prior year adjustment	—	—	3,333	—	3,333
Charge for the year	(2,113)	(24,371)	(98,373)		(124,857)

Accumulated depreciation at December 31, 2003	(23,494)	(332,429)	(1,571,807)	—	(1,927,730)

Net book amount at December 31, 2003	40,707	68,571	363,598	724,183	1,197,059

Cost at January 1, 2004	64,201	401,000	1,935,405	724,183	3,124,789
Additions	—	3,235	17,288	106,827	127,350
Disposals	(64,201)	—	—	—	(64,201)

Cost at 31 December, 2004	—	404,235	1,952,693	831,010	3,187,938

Accumulated depreciation at January 1, 2004	(23,494)	(332,429)	(1,571,807)	—	(1,927,730)
Charge for the year	(1,908)	(18,832)	(89,440)	—	(110,180)
Disposals	25,402	—	—	—	25,402

Accumulated depreciation at December, 31, 2004	—	(351,261)	(1,661,247)	—	(2,012,508

Net book amount at December 31, 2004	—	52,974	291,446	831,010	1,175,430

        Assets acquired under finance leases are included at the net book amount of US$0.3 million, US$0.3 million and US$0.2 at December 31, 2002, 2003 and 2004.

        Included within the net book amount of services equipment, fixtures and fittings at December 31, 2002, 2003 and 2004 are rental assets of US$2.8 million, US$2.3 million and US$2.2 million.

        As a result of management's regular re-assessment of useful economic lives, the useful lives of our satellites and space segment assets were prospectively changed from October 1, 2004. The changes were made to better reflect the economic life of the Imarsat-3 satellites resulting from improvements in satellite technology. As a result depreciation periods were extended for the Inmarsat-3 satellites. The Company's satellite and space segment assets depreciable lives now range from 10 to 14 years, with the exception of our Regional BGAN assets which are 5 years. The Inmarsat-4 satellites have not been placed into service and are currently not being depreciated. However the above depreciable lives will apply when service commences.

        The Company changed its accounting for capitalization of interest in 2004 in accordance with FRS 15—Tangible Fixed Assets, and has applied the new policy retroactively through retained earnings and depreciation. The change in policy is to expense interest on bank debt taken out to finance capital on qualifying assets. For the years ended December 31, 2002, 2003, 2004 the change in accounting policy and consequent reduction in the carrying value of fixed assets has led to a reduction in depreciation expense of US$3.3 million, US$3.3 million and US$3.1 million respectively.

        The Company has reclassified the cost of assets relating to the Inmarsat-4 satellites and BGAN services from space segment assets to assets in the course of construction. The reclassification has been made retrospectively and resulted in a reduction to space segment assets of US$551.8 million and US$724.2 million for the years ended December 31, 2002 and 2003. This adjustment is in accordance with Schedule 4 of the Companies Act and does not affect net assets. No depreciation is charged on assets in the course of construction.

        The net book amount of freehold land and buildings is US$5.3 million, US$9.4 million and US$5.0 million as at December 31, 2002, 2003 and 2004 respectively.

        The net book amount of long leasehold land and buildings is US$41.7 million, US$70.0 million and US$Nil million as at December 31, 2002, 2003 and 2004 respectively. Long leases are defined as leases with over 50 years remaining.

        At December 31, 2002, 2003 and 2004 the net book amount of software development costs included within services equipment, fixtures and fittings was US$3.5 million, US$4.0 million and US$6.0 million net of accumulated depreciation of US$11.6 million, US$13.8 million and US$16.3 million. Depreciation charges in each of the years ended December 31, 2002, 2003 and 2004 were US$1.7 million, US$1.9 million and US$2.5 million.

12.   Stock

	Year ended December 31,
	2002	2003	2004
	(US$000)
Finished goods	1,967	1,326	629

	1,967	1,326	629

        The carrying value of stock is not materially different from the replacement cost.

13.   Debtors

Amounts falling due within one year

	Year ended December 31,
	2002	2003	2004
	(US$000)
Trade debtors	127,653	113,513	139,542
Amount owed by group undertakings	37,946	10,311	95,135
Corporation tax	20,933	—	—
Other debtors	10,678	10,175	6,317
Other prepayments and accrued income	2,773	7,839	5,154

	199,983	141,838	246,148

14.   Creditors—amounts falling due within one year

	Year ended December 31,
	2002	2003	2004
	(US$000)
Bank loans and overdrafts	7,245	6	3
Obligations under finance leases payable to group undertakings	—	6,583	—
Trade creditors	99,295	82,937	29,892
Dividends payable	160,000	—	—
Amounts due to shareholders of the immediate parent undertaking (former signatories)	1,318	1,318	1,318
Amounts due to group undertakings	2,957	6,985	23,748
Corporation tax	—	18,112	71,002
Other taxation and social security	1,253	1,199	918
Other creditors	1,059	—	385
Deferred satellite payments	7,387	6,665	7,352
Accruals and deferred income	58,177	41,996	45,100

	338,691	165,801	179,718

        Amounts due to group undertakings are unsecured, interest free and payable on demand.

15.   Creditors—amounts falling due after more than one year

	Year ended December 31,
	2002	2003	2004
	(US$000)
Deferred satellite payments	36,024	33,702	30,445
Obligations under finance leases payable to group undertakings	189,379	213,973	231,185
Trade creditors	—	—	35,251

	225,403	247,675	296,881

        The following is a summary of creditors due after more than one year as at December 31, 2004:

	Trade creditors	Deferred satellite payments
	(US$000)
December 31, 2006	35,251	7,633
December 31, 2007	—	7,385
December 31, 2008	—	6,902
December 31, 2009	—	5,817
Due after five years	—	2,708

Total payments	35,251	30,445

16.   Provision for liabilities and charges

	Post retirement healthcare	Restructuring provision	Deferred tax	Other	Total
	(US$000)
As at January 1, 2002
Charged in respect of current year	808	6,793	47,538	—	55,139
Utilized in respect of prior year	—	—	(11,109)	—	(11,109)
Utilized in the year	—	(5,015)	—	—	(5,015)

As at December 31, 2002	4,218	1,778	67,575	—	73,571

Charged in respect of current year	1,329	—	43,566	750	45,645
Utilized in respect of prior year	—	—	(6,575)	—	(6,575)
Transfer to current tax	—	—	(7,998)	—	(7,998)
Utilized in the year	—	(1,778)	—	—	(1,778)

As at December 31, 2003	5,547	—	96,568	750	102,865

Charged in respect of current year	2,911	3,998	1,693	—	8,602
Utilized in respect of prior year	—	—	(621)	—	(621)
Utilised in the current year	—	(3,627)	—	(400)	(4,027)

As at December 31, 2004	8,458	371	97,640	350	106,819

        Restructuring provisions relate to a number of voluntary employee actions announced in November 2002.

        Other provisions in 2004 relate to an onerous lease provision on premises located in Washington, D.C. which will unwind by 2008.

17.   Called up share capital

	Year ended December 31,
	2002	2003	2004
	(US$000)
Authorized:
100,000,002 ordinary shares of £1 each	162,000	162,000	162,000
Allotted, issued and fully paid:
100,000,002 ordinary shares of £1 each	162,000	162,000	162,000

        Shares issued by the Company, denominated in a currency other than U.S. dollars, are translated at the rates ruling at the date of the issue.

18.   Employee share options

        In November 2004, the Company adopted the 2004 Plan. 280,800 A Ordinary Shares in Inmarsat Group Holdings Limited are available to be granted under the 2004 Plan to any director or employee of the Company. Options under the 2004 Plan vest at the rate of 25% per year on each of the first four anniversaries of the date of grant and vested options can be exercised upon a sale of the Company or IPO. Whenever options are exercised under the 2004 Plan, the holder must pay a de minimis charge of €1. The options expire 10 years from the date of grant. As at December 31, 2004, there were 218,720 options outstanding. No stock options have been granted to directors or senior management as at December 31, 2004. There were no outstanding options at December 31, 2003 as all options were cancelled under the terms of the acquisition.

        A summary of option activity as at December 31, 2004 is as follows:

		Options outstanding
	Options Available for Grant	Number Outstanding	Weighted- Average Exercise Price per Option
	Number of options		€
Balance at December 31, 2003	—	—	—
Shares reserved	280,800	—	—
Granted	(219,020)	219,020	0.00
Lapsed	300	(300)	—

Balance at December 31, 2004	62,080	218,720	0.00

        The following table summarises the ranges of outstanding and exercisable options as at December 31, 2004:

	Options outstanding			Options exercisable
	Number Outstanding	Weighted- Average Remaining Contractual Life (in Years)	Weighted- Average Exercise Price per Share	Number Exercisable	Weighted- Average Exercise Price per Option
Range of exercise prices
€0.00	218,720	9.83	€0.00	—	€0.00

        In line with FRS 20, Share-based Payments, the Company recognized US$0.1 million in stock compensation costs for the year ended December 31, 2004 (2003: US$Nil). Total stock compensation costs will be recognized over the four year vesting period of the options.

        Since the A ordinary shares of the Company are not publicly quoted, and the exercise price of the options is de minimis in nature, the fair value of each option is deemed to be equivalent to the fair value of the underlying share at the date of the grant and accordingly no option pricing models have been applied. This fair value of US$12.50 per share was estimated with the assistance of independent advisers, who calculated a range of potential values using analysis of comparable quoted shares, discounted cash flows and comparable transactions. The fair value within this range was then selected by the directors using, in their view, the analysis of comparable quoted shares and comparable transactions most appropriate to the circumstances of the Company.

19.   Reserves

	Share premium	Other reserve	Retained earnings
	(US$000)
Balance at January 1, 2002 (as reported)	581,610	—	12,394

Prior year adjustment	—	—	(15,880)

Balance at January 1, 2002 (as restated)	581,610	—	(3,486)

Profit for the financial year (as reported)	—	—	168,170
Prior year adjustment	—	—	3,219
Profit for the financial year (as restated)	—	—	171,389
Dividend paid	—	—	(160,000)

At December 31, 2002 (as restated)	581,610	—	7,903

Profit for the financial year (as reported)	—	—	147,255
Prior year adjustment	—	—	3,334
Profit for the financial year (as restated)	—	—	150,588

At December 31, 2003 (as restated)	581,610	—	158,492

Profit for the financial year	—	—	189,855
Share option reserve	—	53	—

At December 31, 2004	581,610	53	348,346

        The Company changed its accounting policy in 2004 with regard to the capitalization of interest and has applied the new policy retrospectively through retained earnings and depreciation. The change in policy is to expense interest on bank debt taken out to finance capital investment on qualifying assets. We believe the significant change in the debt structure of our parent entity warranted the revision of our current policy.

        For the years ended December 31, 2002, 2003, and 2004 the change in accounting policy decreased depreciation expense by US$3.3 million, US$3.3 million and US$3.1 million respectively.

20.   Notes to cash flow statements

        Reconciliation of operating profit to net cash inflows from operating activities:

	Year ended December 31,
	2002 (as restated)	2003 (as restated)	2004
	(US$000)
Operating profit	204,255	229,740	187,787
Depreciation	122,926	121,524	110,180
Amortization	—	7,974	1,134
Impairment	—	—	21,857
Decrease/(increase) in debtors	10,123	41,541	(103,454)
(Decrease)/increase in creditors	31,081	(157,548)	(6,274)
Decrease/(increase) in stocks	(1,967)	641	697
(Decrease)/increase in provisions	2,586	(449)	2,911

Net cash inflow from operating activities	369,004	243,423	214,838

        Reconciliation of net cash flows to movement in net debt:

	Year ended December 31,
	2002	2003	2004
	(US$000)
Net debt at beginning of year	162,208	189,152	190,430
Decrease/(increase) in cash in the year	(1,841)	(6,863)	2,786
Movements in liquid resources	4,620	(16,453)	(188,281)
Non-cash adjustment	33,039	31,262	(16,286)
Capital element of finance lease rental payments	(8,874)	(6,668)	33,848

Net debt	189,152	190,430	22,497

        Analysis of net debt:

	Cash at bank and in hand	Overdraft	Cash at bank less overdrafts	Short-term investment	Finance lease obligations	Total
	(US$000)
At January 1, 2002	(2,314)	6,664	4,350	(7,356)	165,214	162,208

Net cash flow	(2,422)	581	(1,841)	4,620	(8,874)	(6,095)
Non-cash adjustment	—	—	—	—	33,039	33,039

At December 31, 2002	(4,736)	7,245	2,509	(2,736)	189,379	189,152

Net cash flow	376	(7,239)	(6,863)	(16,453)	(6,668)	(29,984)
Non-cash adjustment	—	—	—	—	31,262	31,262

At December 31, 2003	(4,360)	6	(4,354)	(19,189)	213,973	190,430

Net cash flow	2,789	(3)	2,786	(188,281)	(16,286)	(201,781)
Non-cash adjustment	—	—	—	—	33,848	33,848

At December 31, 2004	(1,571)	3	(1,568)	(207,470)	(231,535)	22,497

        Non-cash adjustments relate to finance lease obligations and the revaluation of the finance lease liability which up to September 30, 2004 was denominated in sterling.

21.   Pension arrangements and post-retirement benefits

        The Company's hybrid pension plan, including defined benefit and defined contribution elements, commenced on April 15, 1999. Initial funding requirements were based on actuarial assumptions.

        The Company operates pension schemes in each of its principal locations. The Group operates two schemes in the UK. The defined benefit section of the hybrid scheme is funded and its assets are held in a separate fund administered by a corporate trustee. US$1.9 million, US$2.5 million and US$2.7 million was charged in the years ended December 31, 2002, 2003 and 2004 in respect of the defined benefit section of the scheme.

        The defined benefit section of the hybrid scheme was valued using the projected unit method with the valuation carried out by professionally qualified and independent actuaries carried out as at December 31, 2002. The actuarial valuation of the assets of the scheme at that date, allowing for expected future increases in earnings, was US$9.3 million which was sufficient to cover 83% (previous valuation at 120%) of benefits that had accrued to members.

        The results of the actuarial funding valuation as at December 31, 2002, 2003 and 2004 by an independent qualified actuary, for the purposes of the additional disclosure required by FRS 17. The following information is presented as required by the transitional rules of FRS 17.

        The assets held in respect of the defined benefit section of the UK Scheme and the expected rates of return were:

	Year ended December 31,
	2002		2003		2004
	Value US$000	Long-term rate of return expected	Value US$000	Long-term rate of return expected	Value US$000	Long-term rate of return expected
Equities	8,252	7.50%	14,239	7.75%	19,710	7.75%
Bonds	572	5.50%	875	5.40%	1,079	5.3%
Gilts	380	4.50%	585	4.75%	889	4.6%
Cash	55	4.00%	5	3.75%	140	3.75%

Total market value of assets	9,259		15,704		21,818

        The assumptions, which have the most significant effect on the results of the actuarial valuations, are those relating to the rate of return on investments, the rates of increases in salaries and the rate of pension increases. For the calculation of the initial funding rates, the actuaries assumed that the rate of investment return for valuing accrued benefits would, on average, exceed pay and pension increases by 2.7% and 4.7% per annum respectively and the rate of investment return for valuing future service benefits would, on average, exceed pay and pension increases by 2.0% and 4.0% per annum respectively.

        The total pension charge for the year ended December 31, 2002, 2003 and 2004 is disclosed in Note 3.

        The Company provides post-retirement medical benefits including healthcare to retired employees and their dependants that were employed with the Company before January 1, 1998. Employees who have 10 years of service at the age of 58 and retire from the Company are eligible to participate in the post-retirement benefit plans. The plan is self-funded and there are no plan assets from which the costs are paid. The cost of providing retiree healthcare is actuarially determined and accrued over the service period of the active employee group. Membership to this plan is multi-national, although most staff are currently employed in the UK.

        The obligation under these plans was determined by the application of the terms of medical plans, together with relevant actuarial assumptions and healthcare cost trend rates. The long-term rate of medical expense inflation used in the actuarial calculations is 3.0% per annum in excess of the rate of price inflation of 2.75% at December 31, 2004 (2003: 2.50%, 2002: 2.25%). For purposes of the calculation at December 31, 2004, a 2.75% per annum price inflation assumption was used (2003: 2.50%, 2002: 2.25%). The discount rate used in determining the accumulated post-retirement benefit obligation was 5.3% at December 31, 2004 (2003: 5.4%, 2002: 5.5%).

        The following information is presented as required by the transitional rules of FRS 17.

        The major actuarial assumptions used as at December 31, 2002, 2003 and 2004 were:

	Year ended December 31,
	2002	2003	2004
Rate of increase in salaries	4.25%	4.50%	4.75%
Rate of increase in pensions in payment	2.25%	2.50%	2.75%
Discount rate	5.50%	5.40%	5.30%
Inflation assumption	2.25%	2.50%	2.75%
Medical expense inflation assumption	5.25%	5.25%	5.75%

        The following amounts in respect of all post-retirement benefits, as at December 31, 2002, 2003 and 2004, were measured in accordance with the requirements of FRS 17.

	As at December 31, 2002			As at December 31, 2003
	Post- retirement healthcare	Pension benefits	Total	Post- retirement healthcare	Pension benefits	Total
	(US$000)
Total market value of assets	—	9,259	9,259	—	15,704	15,704
Present value of plan liabilities	(8,144)	(15,355)	(23,499)	(10,152)	(25,403)	(35,555)

Deficit in the plan	(8,144)	(6,096)	(14,240)	(10,152)	(9,699)	(19,851)
Related deferred tax asset	2,443	1,829	4,272	3,046	2,909	5,955

Net liability	(5,701)	(4,267)	(9,968)	(7,106)	(6,790)	(13,896)

	As at December 31, 2004
	Post- retirement healthcare	Pension benefits	Total
	(US$000)
Total market value of assets	—	21,818	21,818
Present value of plan liabilities	(13,405)	(36,524)	(49,929)

Deficit in the plan	(13,405)	(14,706)	(28,111)
Related deferred tax asset	4,022	4,412	8,434

Net liability	(9,383)	(10,294)	(19,677)

        If the above amounts had been recognized in the financial information, the Company's net assets and retained earnings at December 31, 2002, 2003 and 2004 would be as follows:

	Year ended December 31,
	2002 (as restated)	2003 (as restated)	2004
	(US$000)
Net assets excluding pensions liability and post retirement healthcare	751,513	902,102	1,092,009
Post retirement healthcare	(2,748)	(3,224)	(3,463)
Pensions liability	(4,267)	(6,790)	(10,294)

Net assets including pension liability and post retirement healthcare	744,498	892,088	1,078,252

Retained earnings/(accumulated losses) excluding pension liability and post retirement healthcare	7,903	158,492	348,346
Post retirement healthcare	(2,748)	(3,224)	(3,463)
Pension reserve	(4,267)	(6,790)	(10,294)

Retained earnings/(accumulated losses) including liability and post retirement healthcare	888	148,478	334,589

        The following amounts would have been recognized in the performance statements in the year ended December 31, 2002, 2003 and 2004 under the requirements of FRS 17:

	Year ended December 31,
	2002	2003	2004
	(US$000)
Operating profit
Current service cost	2,898	2,785	3,595
Curtailment gain	(536)	—	—

Total operating charge	2,362	2,785	3,595
Other finance income
Expected return on pension scheme assets	599	816	1,469
Interest on pension scheme liabilities	(758)	(1,015)	(1,403)

Net return	(159)	(199)	66
Statement of total recognized gains and losses
Actual return less expected return on pension scheme assets	(2,457)	1,756	141
Experience gains and losses arising on the scheme liabilities	61	141	74
Foreign exchange gains and losses	(347)	(683)	(703)
Changes in assumptions underlying the present value of scheme liabilities	—	(3,945)	(3,216)

Actuarial gain recognized in statement of total recognized gains and losses	(2,743)	(2,731)	3,704
Movements in deficit during the year
Deficit in scheme at beginning of the year	(3,157)	(6,096)	(9,699)
Movement in year:
Current service cost	(2,898)	(2,785)	(3,595)
Contributions	2,325	2,112	2,358
Curtailment gain	536	—	—
Other finance income	(159)	(199)	(66)
Actuarial loss	(2,743)	(2,731)	(3,704)

Deficit in scheme at end of year	(6,096)	(9,699)	(14,706)
Details of experience gains and losses for the year
Difference between the expected and actual return on scheme assets:
Amount	(2,457)	(1,756)	(141)
Percentage of scheme assets	(26.5)%	(13.4)%	(0.65)%
Experience gains and losses on scheme liabilities:
Amount	61	141	(74)
Percentage of present value of the scheme liabilities	(0.4)%	0.6%	0.2%
Total amount recognized in statement of total recognized gains and losses:
Amount	(2,743)	(2,048)	(3,001)
Percentage of present value of the scheme liabilities	17.90%	9.20%	8.22%

        The liability for post-retirement healthcare benefits is already recognized in the financial statement as a provision. See Note 16.

22.   Capital commitments

        The Group had authorized and contracted but not provided for capital commitments of US$431.2 million, US$396.3 million and US$246.6 million as at December 31, 2002, 2003 and 2004. The amounts in all years primarily represent commitments in respect of the construction of the Inmarsat-4 satellites. The group contracted to pay US$8.7 million, US$2.6 million and US$Nil at December 31, 2002, 2003 and 2004 under various non-cancelable agreements.

23.   Contingencies

        Claims have arisen in the ordinary course of business but the directors do not consider that these will result in a material loss to the Group.

24.   Operating lease commitments

        The Group had the following annual commitments under non-cancelable operating leases which expire:

	Year ended December 31,
	2002	2003	2004
	(US$000)
Land and buildings
Within two to five years	—	78	—
After five years	—	—	7,965

	—	78	7,965
Other
Within one year	1,016	3,976	39,203
Within two to five years	24,984	32,353	6,709
After five years	5,510	4,479	795

	31,510	40,886	54,672

        Land and buildings relates to the 25-year leaseback of headquarters building at 99 City Road, London.

        Other operating lease commitments include the leasing of channels on the Thuraya D1 satellite.

        At December 31, 2002, 2003 and 2004 the Company in addition to the above operating lease commitments is contracted to pay warranty costs relating to the BGAN program of US$Nil, US$19.6 million and US$13.6 million over the next four years.

25.   Transactions with related parties

        The majority of space segment revenue is derived from the sale of satellite utilization to land earth station operators (distribution partners), which were owned by former shareholders of the Company's parent, Inmarsat Ventures Limited and some current shareholders of the Company's ultimate parent,

Inmarsat Group Holdings Limited. The terms and conditions of the sales of space segment are governed by the land earth station operator agreement (master distribution agreement).

        Some network and satellite control services, equipment and telephone services were procured from suppliers who were former shareholders. The total amounts were US$12.0 million, US$10.8 million and US$6.0 million for the years ended December 31, 2002, 2003 and 2004.

26.   Investments

        The Company owns 98% of Inmarsat Brasil Limitada, a dormant company registered in Brazil. This investment is held at nil value.

27.   Parent Undertaking and Ultimate Controlling Party

        The Company's parent undertaking is Inmarsat Ventures Limited and ultimate controlling party is Inmarsat Group Holdings Limited, both incorporated and registered in England and Wales. The largest and smallest Groups into which the results of the Company are consolidated are headed by Inmarsat Group Holdings Limited and Inmarsat Ventures Limited respectively.

28.   Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

        The financial statements of Inmarsat Limited (the "Company") have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain material respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in the financial statements, as well as different disclosures required by U.S. GAAP.

        On December 17, 2003 the shareholders of the parent company accepted an offer from a newly incorporated entity, Inmarsat Investments Limited to acquire all of the outstanding share capital in the parent company, Inmarsat Ventures Limited. The purchase of the shares was effected via a scheme of arrangement under the UK Companies Act, whereby all of the outstanding share capital at December 17, 2003 was cancelled and new shares were issued to Inmarsat Investments Limited.

        Following the acquisition, a fair value assessment was carried out to determine the appropriate carrying values for the assets and liabilities of the acquired entity. Under UK GAAP these fair value adjustments are not recorded in the books at the acquired entity. However, under U.S. GAAP such adjustments are pushed down where appropriate to the books at the acquired entity.

        Accordingly, from December 17, 2003 the company's assets and liabilities have been adjusted, giving rise to significant differences between shareholders' equity on a UK GAAP and U.S. GAAP basis, particularly in relation to tangible and intangible assets, pension liabilities and post-retirement provisions. These differences in assets and liabilities give rise to additional differences in the net income between UK GAAP and U.S. GAAP, primarily related to depreciation and amortization of tangible and intangible assets respectively. The 2003 results are predominantly the results of operations related to the predecessors operation therefore the results of operations from the acquisition to the end of the financial year are considered insignificant and have not been presented separately in these accounts. From December 17, 2003, the amortisation of fixed assets and finite lived intangibles gives rise to significant differences in net income between UK GAAP and U.S. GAAP.

        The following table contains a summary of the material adjustments to profit after taxation of Inmarsat Limited between UK GAAP and U.S. GAAP:

		Year ended December 31,
	Note	2002 (as restated)	2003 (as restated)	2004
		(US$000)
Profit for the financial year as reported under UK GAAP		171,389	150,558	189,855
U.S. GAAP adjustments:
Pension plans	a	(1,024)	(1,436)	(3,705)
Financial instruments	b	15,390	(704)	(10,043)
Foreign exchange translation	b	(191)	(4,188)	(734)
Deferred taxation	c	1,112	124	900
Deferred taxation on adjustments	c	4,138	4,189	61,378
Depreciation on tangibles	e	—	(653)	1,888
Amortisation of intangibles	f	—	(188)	(4,888)
Development costs	d	(27,970)	(14,769)	(12,497)
Amortization on development costs	d	—	7,974	6,836
Impairment of Regional BGAN development costs	d	—	—	21,857
Interest on bank loans and subordinated parent company debt	h	—	(859)	(165,758)
Other liabilities	g	—	—	2,017
Capitalized interest	j	(3,219)	(3,333)	67,518
Deferred income on sale and leaseback	k	—	—	(85,226)

Total adjustments		(11,764)	(13,843)	(120,457)

Net income under U.S. GAAP		159,625	136,715	69,398

        The following table contains a summary of the material adjustments to shareholders' funds between UK GAAP and U.S. GAAP:

		Year ended December 31,
	Note	2002 (as restated)	2003 (as restated)	2004
		(US$000)
Total shareholders funds as reported under UK GAAP		751,513	902,102	1,092,009
U.S. GAAP adjustments:
Pension plans	a	(1,989)	(7,259)	(10,964)
Financial instruments	b	16,702	15,998	12,419
Foreign exchange translation	b	(1,268)	(2,872)	(3,606)
Deferred taxation	c	(8,666)	(49,674)	(24,174)
Deferred taxation on adjustments	c	10,329	(4,436)	48,445
Development costs	d	(47,876)	(62,645)	(53,285)
Amortization on development costs	d	—	7,974	14,810
Tangible assets	e	—	99,292	(6,014)
Goodwill	i	—	189,644	245,144
Intangibles other than goodwill	f	—	109,294	104,406
Other liabilities	g	—	(3,601)	(1,769)
Bank loans and subordinated parent company debt	h	—	(1,757,603)	(1,770,900)
Capitalized interest	j	12,661	9,327	67,518
Deferred income on sale and leaseback	k	—	—	(58,132)
Cumulative interest on push down	h	—	—	(165,758)

Total adjustments		(20,107)	(1,456,561)	(1,601,860)

Shareholders' equity under U.S. GAAP		731,406	(554,459)	(509,851)

29.   Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

        A summary of the principal differences and additional disclosures applicable to the Company are set out below:

(a)   Pension plans

        Under UK and U.S. GAAP different methods and assumptions are used to determine the pension expense. The principal differences are set out below. Additionally, from December 17, 2003 the company's US GAAP pension liability was increased by the amount of the fair value adjustment arising on acquisition, which has been pushed down to the company under US GAAP. For UK GAAP purposes, the company's pension liability was not increased, as fair value adjustments are not pushed down under UK GAAP. This has resulted in additional significant differences between the UK and US GAAP liabilities.

        Under UK GAAP, pension costs credited/charged against profits relating to the Company's pension schemes are accounted for in accordance with UK Statement of Standard Accounting Practice (SSAP) 24 "Accounting for Pension Codes." Under U.S. GAAP, FAS 87 "Employers' Accounting for Pensions" prescribes the method and assumptions that may be used to calculate pension costs. Under U.S. GAAP, actuarial gains and losses have only been recognized through the profit and loss accounts to the extent they fall outside a 10% corridor, i.e. 10% of the greater of the value of the projected benefit obligation and the fair value of the plan assets. Under UK GAAP, actuarial gains and losses arising from one valuation to the next are amortized in full through the profit and loss accounts. When an additional minimum liability exists under U.S. GAAP (ie where the amount provided for any one scheme does not cover the unfunded accumulated benefit obligation for that echeme), it must be recognized within the pension liability.

(b)   Financial instruments

        During the normal course of business, the Company is exposed to foreign currency risk due to payment of certain operating expenses in currencies other than the Company's functional currency, primarily sterling. This creates volatility in earnings and cash flows from year to year. The Company makes use of derivative instruments to limit this risk. The objective of the Company is to limit the volatility in earnings and cash flows as a result of this risk.

        The Company has adopted a policy for hedging its foreign exchange exposure, which requires all projected non-U.S. dollar expenditures to be hedged on a twelve-month rolling basis. Under UK GAAP, the Company accounts for its foreign currency derivative instruments as hedges and related exchange gains and losses are deferred until the maturity of the contract.

        Prior to January 1, 2001 for United States reporting, under Statement of Financial Accounting Standards No. 52 (SFAS 52), "Foreign Currency Translation," gains and losses on forward foreign exchange contracts associated with anticipated future transactions that do not constitute firm commitments are recognized in income as they arise.

        SFAS 133 "Accounting for Derivatives and Hedging Activities" and related standards, adopted effective January 1, 2001, establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activity. Changes in the fair value of derivatives are recorded in each year in current earnings or other comprehensive income, depending on whether a derivative is designated and documented as part of hedge transaction and, if it is, the type of hedge transaction. The Company uses various derivative instruments, which are designated and documented as cash flow hedges, to hedge anticipated foreign currency expenditures. These contracts provide economic hedging to the Company, however do not qualify as hedges for accounting purposes under SFAS 133, and therefore are valued at the current forward rate at each year end with gains and losses recorded in current earnings as "other external charges" (within net operating costs).

        The Company's forward exchange contracts, foreign currency options and interest and cross currency swaps have been marked to market through earnings as they do not quality for hedge accounting under U.S. GAAP.

        In 2001 the remaining cross currency interest rate swaps were re-designated during the year and are no longer part of a hedging relationship. As a result, the Company has recorded a loss in the amount of $2.0 million and $Nil for the years ended December 31, 2002 and 2003 under UK and U.S. GAAP representing the fair value of the contracts. Under UK GAAP, this adjustment was recorded in net interest payable; however, for U.S. GAAP the amount would be reflected in "other external charges," within operating profit.

        Under U.S. GAAP, unsettled monetary assets and liabilities of the Company, which are in a currency other than U.S. dollars, are translated to U.S. dollars at the year-end spot rate. Under UK GAAP, these unsettled monetary assets and liabilities of the Group, which are in a currency other than U.S. dollars are recorded at the average hedged rate.

        Foreign exchange translation represents the adjustment of current assets and liabilities from contract rate to year end spot rate.

(c)   Deferred taxation

        Under UK GAAP, full provision is made for deferred tax assets and liabilities arising from timing differences where the company has an obligation/benefit to pay more tax in the future as a result of past events. Under U.S. GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognized for differences between the financial and tax bases of assets and liabilities and for tax loss carry forwards at the statutory rate for each reporting date including temporary differences. Deferred tax amounts also arise as a result of the other UK GAAP to U.S. GAAP adjustments. In particular, under U.S. GAAP deferred tax is provided for on a full liability basis on the fair value adjustments which have been pushed down to Inmarsat Limited. Under UK GAAP, fair value adjustments have not been pushed down.

(d)   Development costs

        Under UK GAAP, the company capitalizes development costs associated with the development of the User Terminals (UT). Under U.S. GAAP, development costs are expensed as incurred. With regard to the non capitalization of UT development costs, the associated amortization recorded under UK GAAP is not recognized for U.S. GAAP purposes. See UK GAAP Note 10 for further discussion on Regional BGAN development costs impairment.

(e)   Tangible assets

        Tangible assets were fair valued on acquisition of Inmarsat Ventures Ltd. by Inmarsat Investments on December 17, 2003. Under U.S. GAAP a portion of the fair value step up of tangible assets is "pushed down" to subsidiary of Inmarsat Ventures Ltd., which does not occur under UK GAAP.

(f)    Intangibles other than goodwill

        Amounts include patents, trademarks, leasing backlog and orbital slots. Amounts recorded in respect of patents, trademarks and leasing backlog will be amortized on a straight-line basis over their estimated useful lives of twenty, seven and three years, respectively. Indefinite-lived intangibles (including orbital slots) will not be amortized for U.S. GAAP purposes. These assets will be subject to annual impairment tests in accordance with U.S. GAAP.

(g)   Other liabilities

        Amounts represents the increase to deferred satellite payments and post retirement provisions due to the push down of fair value under U.S. GAAP.

(h)   Bank loans and subordinated parent company debt

        Under US GAAP, the debt which Inmarsat Investments Limited acquired in order to effect the acquisition of Inmarsat Ventures Limited has been pushed down to the books of Inmarsat Limited. This accounting is not required under UK GAAP. Additionally, interest arising on the debt has also been pushed down into the income statement of Inmarsat Limited.

(i)    Goodwill

        Amount represents goodwill resulting from the purchase accounting recorded in Inmarsat Investments Limited that is pushed down to Inmarsat Ventures according to U.S. GAAP. Under UK GAAP no goodwill is recorded in Inmarsat Ventures and therefore the entire difference represents total goodwill under U.S. GAAP. Goodwill is not amortized for U.S. GAAP.

(j)    Capitalized interest

        Under UK GAAP, the group no longer capitalizes interest. Under U.S. GAAP, the Group capitalizes interest on all qualifying assets. The capitalization rate is applied to the total cumulative cash expenditures for qualifying assets according to SFAS 34.

(k)   Deferred income on disposal of tangible assets

        Under UK GAAP, gains arising on sale and leaseback transactions are recognized as other income to the extent that the sale proceeds do not exceed the fair value of the assets concerned. Gains arising on the portion of the sale proceeds that exceed the fair value are deferred and amortized over the minimum lease term. Under US GAAP, the total gains, arising on qualifying sale leaseback transactions, including any realized revaluation gains, are deferred in full and amortized to income in proportion to the corresponding gross rental charges over the minimum lease term.

INMARSAT LEASING (TWO) LIMITED

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Shareholders of Inmarsat Leasing (Two) Limited

        We have audited the accompanying financial statements of Inmarsat Leasing (Two) Limited, which comprise the profit and loss account, balance sheet, reconciliation of movements in shareholders funds, statement of cash flows and the notes to the financial statements as of, and for the years ended December 31, 2002, 2003 and 2004. As described in Note 1, the financial statements have been prepared on the basis of accounting principles generally accepted in the United Kingdom. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those U.S. standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inmarsat Leasing (Two) Limited at December 31, 2002, 2003 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United Kingdom.

        Accounting principles generally accepted in United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 18 to the financial statements.

PricewaterhouseCoopers LLP
London, United Kingdom
April 21, 2004

INMARSAT LEASING (TWO) LIMITED

PROFIT AND LOSS ACCOUNTS

		Year ended December 31,
	Note	2002	2003	2004
		(US$000)
Revenues	2	589	2,903	2,531
Administrative expenses		(32)	(45)	(47)

Operating profit		557	2,858	2,484
Interest (payable)/receivable	3	11	(322)	(856)

Profit on ordinary activities before taxation	4	568	2,536	1,628
Tax on profit on ordinary activities	5	(763)	(943)	(488)

Profit/(loss) for the year after taxation	13	(195)	1,593	1,140

        All results relate to continuing operations.

Statement of total recognized gains and losses

        A statement of total recognized gains and losses is not presented, as there are no recognized gains and losses other than the profit in the financial years.

The accompanying Notes are an integral part of the financial statements.

INMARSAT LEASING (TWO) LIMITED

BALANCE SHEETS

		Year ended December 31,
	Note	2002	2003	2004
		(US$000)
Current assets
Debtors
Amounts falling due within one year	7	4,913	3,290	1,819
Amounts falling due after one year	8	14,710	27,023	34,229

		19,623	30,313	36,048
Creditors:
Amounts falling due within one year	9	(4,637)	(12,053)	(16,449)

Total assets less current liabilities		14,986	18,260	19,599
Net Assets		14,986	18,260	19,599

Capital and reserves
Called up share capital	12	1	1	1
Other reserves		—	—	—
Share premium account	13	15,180	16,879	17,063
Profit and loss account	13	(195)	1,380	2,535

Equity shareholders' funds	13	14,986	18,260	19,599

The accompanying Notes are an integral part of the financial statements.

INMARSAT LEASING (TWO) LIMITED

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Profit and loss account	Share premium account	Ordinary share capital	Total
	(US$000)
At December 31, 2002	(195)	15,180	1	14,986

Effect of change in functional currency (note 13)	(18)	1,699	—	1,681

At January 1, 2003	(213)	16,879	1	16,667
Profit for the financial year	1,593	—	—	1,593

At December 31, 2003	1,380	16,879	1	18,260

Effect of change in functional currency (note 13)	15	184	—	199

At January 1, 2004	1,395	17,063	1	18,459
Profit for the financial year	1,140	—	—	1,140

At December 31, 2004	2,535	17,063	1	19,599

The accompanying Notes are an integral part of the financial statements.

INMARSAT LEASING (TWO) LIMITED

STATEMENT OF CASH FLOWS

		Year ended December 31,
	Note	2002	2003	2004
		(US$000)
Net cash inflow/(outflow) from operating activities	11	(4,995)	(7,436)	(4,380)

Interest paid		—	(322)	—

Net cash (outflow) for returns on investments and servicing of finance		—	—	—
Taxation
UK Corporation tax received		—	861	—

Tax received		—	861	—
Net cash inflow/(outflow) for capital expenditure and financial investment		—	—	—
Payments for transfer of business	15	(14,824)	—	—

Net cash inflow for acquisitions and disposals		(14,824)	—	—

Net cash inflow/(outflow) before management of liquid resources and financing		(19,814)	(6,897)	(4,380)

Net cash inflow/(outflow) after management of liquid resources		(19,814)	(6,897)	(4,380)
Loan from group undertaking		—	12,052	4,380
Issue of ordinary share capital		15,182	—	—

Net cash inflow from financing		15,182	—	4,380

Increase/(decrease) in cash in the year	11	(4,637)	5,155	—

The accompanying Notes are an integral part of these financial statements.

INMARSAT LEASING (TWO) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.     Accounting policies

Basis of accounting

        The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards. A summary of the Company's main accounting policies, which have been applied consistently, is given below.

        The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reported period. The more significant estimates include deferred tax assets. Actual results could differ from those estimates.

        The Company has reviewed its accounting policies and continues to adopt accounting policies most appropriate to its business so as to give a true and fair view as well as disclose sufficient information to enable users to understand the policies and how they have been applied in the financial statements.

Change in functional currency

        The functional and reporting currency of the Company changed as of October 1, 2004 from £sterling to the US Dollar following an agreement between Inmarsat Limited, Inmarsat Ventures and the Company to change the currency of lease and loan repayments to US Dollars. As a result, all of the Company's operational transactions are now denominated in US Dollars. The change in functional currency was effected prospectively to all transactions from October 1, 2004. The balance sheet at October 1, 2004 was translated to US Dollars at the spot rate on that date (US$1.8096: £1). Comparative balances have been restated to US Dollars translated at the spot rate on December 31, 2003 (US$1.7902: £1).

Revenues

        Revenues represent income from finance leases using the actuarial after tax method to give a constant periodic rate of return on the net cash investment.

Net investment in finance leases

        Net investment in finance leases is included in debtors and represents total minimum lease payments less gross earnings allocated to future periods and non-refundable rents received in advance.

Deferred taxation

        Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profit and loss and its results as stated in the financial statements. No deferred tax is recognized on permanent differences.

        Deferred tax is measured at the average tax rates that are expected to apply in the period in which the timing differences are expected to reverse, based on tax rates and law that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis. Deferred tax assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. See Notes 5 and 10.

2.     Revenues

        Revenues, stated net of VAT and other sales taxes, comprise the following:

	Year ended December 31,
	2002	2003	2004
	(US$000)
Income from finance leases	589	2,903	2,531

3.     Interest (payable)/receivable

	Year ended December 31,
	2002	2003	2004
	(US$000)
In respect of amounts due to parent undertaking on loans—(payable)/receivable wholly or in part after one year	11	(322)	(856)

4.     Profit on ordinary activities before taxation

        Profit on ordinary activities before taxation is stated after charging:

	Year ended December 31,
	2002	2003	2004
	(US$000)
Auditors' remuneration and expenses—audit services	6	9	9

        The Company incurred no liability and paid no fees for non-audit work to the auditors during the financial year (2003: US$Nil, 2002: US$Nil).

Employees and Directors

        None of the directors received any emoluments in respect of their services to the company in the years ended December 31, 2002, 2003 and 2004

        The Company had no directly employed staff during the years ended December 31, 2002, 2003 and 2004

5.     Taxation

        The tax charge is based on the taxable profits for the year and comprises:

	Year ended December 31,
	2002	2003	2004
	(US$000)
UK corporation tax at 30%	(681)	(1,597)	(1,818)
Deferred tax (Note 10)	1,444	2,540	2,306

	763	943	488

  Deferred taxation

        The tax effect of timing differences is:

	Year ended December 31,
	2002	2003	2004
	(US$000)
Asset/ (liability) recognized (Note 10)	3,740	1,618	(670)

        Deferred tax primarily arises from the difference between the periods in which income is recognized for accounting and taxation purposes. A deferred tax benefit is also derived from capital allowances where no equivalent accounting deduction is available.

        The Company's effective tax rate calculation is as follows:

	Year ended December 31,
	2002	2003	2004
	(US$000)
UK statutory tax rate	30%	30%	30%
Profit on ordinary activities	568	2,536	1,628

Corporation tax provision at UK statutory tax rate	170	761	488
Timing differences	(851)	(2,358)	(2,306)

	(681)	(1,597)	(1,818)

6.     Dividends

        No dividends were paid in the years 2002 and 2003, and the directors do not recommend a dividend in respect of the year ended December 31, 2004.

7.     Debtors: amounts falling due within one year

	Year ended December 31,
	2002	2003	2004
	(US$000)
Amounts falling due within one year:
Deferred tax asset (Notes 5 and 10)	3,740	1,618	—
Amounts due from parent undertaking	334	—	—
Corporation tax	839	1,672	1,819

	4,913	3,290	1,819

8.     Debtors: amounts falling due after one year

	Year ended December 31,
	2002	2003	2004
	(US$000)
Amounts falling due after one year:
Net investments in finance leases due from group undertakings	14,710	27,023	34,229

	13,917	27,724	34,229

9.     Creditors: amounts falling due within one year

	Year ended December 31,
	2002	2003	2004
	(US$000)
Bank overdrafts	4,637	—	—
Deferred tax liability	—	—	670
Amounts owing to group undertakings	—	12,053	15,779

	4,637	12,053	16,449

10.   Deferred tax asset/(liability)

        The movement in deferred taxation is as follows:

Deferred tax asset
(US$000)
As at December 31, 2002	3,740

As at January 1, 2003	4,158
Charged in respect of current year	(2,540)

As at December 31, 2003	1,618

As at January 1, 2004	1,635
Charged in respect of current year	(2,306)

As at December 31, 2004	(670)

Change in functional currency

        The functional and reporting currency of the Company changed as of October 1, 2004 from Sterling to US Dollars. The change in functional currency was effected prospectively for all transactions from that date. The balance sheet at October 1, 2004 was therefore translated at US Dollars at the spot rate at that date (£1 to $1.809). Comparative balances for 2003 and 2002 have been restated in US Dollars at the spot rate applicable on December 31, 2003 and 2002, being £1 to $1.61 and £1 to $1.81 respectively. This gives rise to a difference in the presentation of the closing and opening balances for deferred tax from year to year.

11.   Cash flow statement

        Reconciliation of operating profit to net cash inflow/(outflow) from operating activities:

	Year ended December 31,
	2002	2003	2004
	(US$000)
Operating profit	557	2,858	2,484
(Increase) in debtors	(5,551)	(10,295)	(6,864)

Net cash inflow/(outflow) from operating activities	(4,994)	(7,437)	(4,380)

        Reconciliation of net cash flow to movement in net debt:

	Year ended December 31,
	2002	2003	2004
	(US$000)
Net debt at beginning of year	—	5,155	12,909
(Increase)/decrease in cash in the year	4,637	(5,155)	—
Non cash adjustment	—	—	919
Loan from group undertaking	—	12,053	4,380

Net debt	4,637	12,053	18,208

        Analysis of net debt:

	Cash at bank and in hand	Overdraft	Cash at bank less overdrafts	Amounts owing to group undertakings	Total
	(US$000)
Net cash flow	—	4,637	4,637	—	4,637

At December 31, 2002	—	4,637	4,637	—	4,637

Net cash flow	—	(5,155)	(5,155)	12,053	6,898

At December 31, 2003	—	(518)	(518)	12,053	12,053

Net cash flow	—	—	—	4,380	4,380
Acquisitions	—	—	—	919	919

At December 31, 2004	—	—	—	18,208	18,208

        The company's cashflows are funded via a loan from its parent undertaking, and accordingly this loan has been included in the analysis of net debt.

12.   Called up share capital

	Year ended December 31,
	2002	2003	2004
	($)
Authorized
10,001,000 (2002: 10,001,000) ordinary shares of £1 each	16,100,610	17,903,792	18,097,810

Allotted, called up and fully paid
1,001 (2002: 1,001) ordinary shares of £1 each	1,610	1,790	1,810

        On July 29, 2002, the Company increased the authorized share capital from £1,000 to £10,001,000 by the creation of an additional 10,000,000 ordinary shares of £1 each.

13.   Reserves

	Profit and loss account	Share premium account	Total
	(US$000)
At December 31, 2002	(195)	15,180	14,985

Effect of change in functional currency (see below)	(18)	1,699	1,681

At January 1, 2003	(213)	16,879	16,666
Profit for the financial year	1,593	—	1,593

At December 31, 2003	1,380	16,879	18,259

Effect of change in functional currency (see below)	15	184	199

At January 1, 2004	1,395	17,063	18,458
Profit for the financial year	1,140	—	1,140

At December 31, 2004	2,535	17,063	19,598

Change in functional currency

        The functional and reporting currency of the Company changed as of October 1, 2004 from Sterling to US Dollars. The change in functional currency was effected prospectively for all transactions from that date. The balance sheet at October 1, 2004 was therefore translated at US Dollars at the spot rate at that date (£1 to $1.809). Comparative balances for 2003 and 2002 have been restated in US Dollars at the spot rate applicable on December 31, 2003 and 2002, being £1 to $1.61 and £1 to $1.81 respectively. This gives rise to a difference in the presentation of the closing and opening balances for reserves from year to year.

14.   Capital commitments

	Year ended December 31,
	2002	2003	2004
	(US$000)
Commitments as lessors for future capital payments to satellite manufacturers	32,000	28,360	25,000

        On August 7, 2002 (effective as of July 31, 2002), the Company has undertaken to perform all Inmarsat Leasing Limited's existing obligations under the lease, principally, the obligation to fund performance payments made by fellow group companies to the satellite manufacturer. Refer to Note 15.

15.   Transfer of business

        On August 7, 2002 (effective as of July 31, 2002) the Company entered into a business transfer agreement with a fellow subsidiary of Inmarsat Ventures Limited, Inmarsat Leasing Limited ("ILL"). ILL has a single lease contract with Inmarsat Limited, the principal trading subsidiary of the Inmarsat group, for the sale of three commercial satellites. Under the agreement, the assets and business of ILL were transferred to the Company for cash consideration of $15,182,094.

        Net assets transferred consisted of the following:

(US$000)
Net investment in finance leases	9,482
Loan with parent undertaking	357
Corporation tax	158
Deferred tax	5,184

Total net assets transferred	15,181

        ILL retained the right to receive the "A" rentals due under the lease schedules or any sums derived from those rentals such as termination sums. The "A" rentals represent approximately 95% of the value of the total receivable.

        As well as assuming ownership of the lease assets, the Company has undertaken to perform all of ILL's existing obligations under the lease, principally, the obligation to fund performance payments made by fellow group companies to the satellite manufacturer. Under a Deed of Assumption, the Company has also accepted liability for a proportionate part of the current funding between ILL and Inmarsat Ventures Limited.

        A loan agreement has been signed between Inmarsat Ventures Limited and the Company covering all funds to be extended to the Company for performance payments and any other external cash flows to be made.

16.   Related party transactions

        The Company being a wholly owned subsidiary of Inmarsat Ventures Limited is exempt under paragraph 7 of FRS 8 related party transactions, from the requirements to disclose transactions with entities that are part of the group.

17.   Parent undertaking and ultimate controlling party

        The Company's parent undertaking is Inmarsat Ventures Limited and ultimate controlling party is Inmarsat Group Holdings Limited, both incorporated and registered in England and Wales. The largest and smallest groups in which the results of the Company are consolidated are headed by Inmarsat Group Holdings Limited and Inmarsat Ventures Limited respectively.

18.   Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

        The financial statements of Inmarsat Leasing (Two) Limited (the "Company") have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain material respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as different disclosures required by U.S. GAAP.

        There are currently no material adjustments to profit/(loss) after taxation or to shareholders' funds of, Inmarsat Leasing (Two) Limited, under UK GAAP compared to that which represents net income/(loss) or to total shareholders equity under U.S. GAAP.

INMARSAT LAUNCH COMPANY LIMITED

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Shareholders of Inmarsat Launch Company Limited

        We have audited the accompanying financial statements of Inmarsat Launch Company Limited which comprise the balance sheet as at December 31, 2003 and 2004, and the profit and loss account, reconciliation of movements in shareholders' funds and the Notes to the financial statements for the period from December 4, 2003 to December 31, 2003 and for the year ended December 31, 2004. As described in Note 1, these financial statements have been prepared on the basis of accounting principles generally accepted in the United Kingdom. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those U.S. standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inmarsat Launch Company Limited at December 31, 2003 and 2004, and the results of its operations for the period from December 4, 2003 to December 31, 2003 and for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United Kingdom.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 8 to the consolidated financial statements.

PricewaterhouseCoopers LLP
London, United Kingdom
April 29, 2005

INMARSAT LAUNCH COMPANY LIMITED

PROFIT AND LOSS ACCOUNT

	Period from December 4 to December 31, 2003	Year ended December 31, 2004
	(US$000)
Revenues	—	13,278
Total operating costs	—	(12,930)

Profit on ordinary activities before taxation	—	348

Taxation	—	—
Profit after taxation for the year	—	348

        All activities relate to continuing operations.

Statement of total recognized gains and losses

        A statement of total recognized gains and losses is not presented as there are no recognized gains and losses other than the profit in the financial years.

The accompanying Notes are an integral part of the financial statements.

INMARSAT LAUNCH COMPANY LIMITED

BALANCE SHEET

	Note	As at December 31, 2003	As at December 31, 2004
		(US$000)
Current assets
Cash at bank		—	1
Debtors	4	2	8,812

Total assets		2	8,813
Creditors—amounts falling due within one years		—	(6,465)

Net assets		2	2,348

Called up share capital	6	2	4
Share premium account		—	1,996
Retained profits		—	348

Equity shareholders' funds		2	2,348

The accompanying Notes are an integral part of the financial statements.

INMARSAT LAUNCH COMPANY LIMITED

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Profit and loss account	Ordinary share capital	Share Premium account	Total
	(US$000)
At December 4, 2003	—	—	—	—
Issue of ordinary share capital	—	2	—	2

At December 31, 2003	—	2	—	2

Profit for the financial year	348	—	—	348
Issue of ordinary share capital	—	2	1,996	1,998

At December 31, 2004	348	4	1,996	2,348

The accompanying Notes are an integral part of the financial statements.

INMARSAT LAUNCH COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	Period from December 4 to December 31, 2003	Year ended December 31, 2004
		(US$000)
Net cash (outflow) from operating activities	7	—	(1,997)

Financing
Issue of ordinary share capital		—	1,998

Net cash inflow from financing		—	1,998

Increase in cash for year/period		—	1

INMARSAT LAUNCH COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.      Accounting policies

Basis of accounting

        The Company was incorporated on December 4, 2003 and during the period ending December 31 2003, did not trade and received no income and incurred no expenditure. Consequently, the company made neither a profit nor loss during this period. The principle activity of the company for the year ended December 31, 2004 was the provision of satellite launch services.

        The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards. A summary of the Company's main accounting policies, is given below.

        The Company has reviewed its accounting policies and continues to adopt accounting policies most appropriate to its business so as to give a true and fair view as well as disclose sufficient information to enable users to understand the policies and how they have been applied in the financial statements.

2.      Directors' emoluments

        None of the directors received any emoluments in respect of their services to the company in respect of the 2003 period and the 2004 year.

3.      Auditors remuneration

        Auditors remuneration was paid by the Company's parent. No recharge was made.

4.      Debtors: amounts falling due after one year

	As at December 31,
	2003	2004
	(US$000)
Amounts due from subsidiary companies	—	8,812
Unpaid share capital	2	—

	2	8812

5.      Creditors: amounts falling due within one year

	As at December 31,
	2003	2004
	(US$000)
Accruals and deferred income	—	6,465

	—	6,465

6.      Called up share capital

	As at December 31,
	2003	2004
	(US$000)
Authorized
4,000 ordinary shares (2003: 2000 ordinary shares) of US$1 each	2	4

Allotted and called up
4,000 ordinary shares (2003: 2000 ordinary shares) of US$1 each	2	4

        In September 2004 an additional 2,000 ordinary shares of, US$1 each where issued and allotted for cash of US$1,998,000.

7.      Notes to cash flow statement

        Reconciliation of operating profit to net cash inflow from operating activities:

	Period from December 4 to December 31, 2003	As at December 31, 2004
	(US$000)
Operating profit	—	348
Decrease/(increase) in debtors	—	(8,810)
Increase/(decrease) in creditors	—	6,465

Net Cash Inflow/(outflow) from Operating Activities	—	(1,997)

        Reconciliation of net cash flow to movement in net debt:

	Period from December 4 to December 31, 2003	As at December 31, 2004
	(US$000)
Net debt at beginning of period	—	—
(Increase)/decrease in cash in the period	—	(1)

Net debt	—	(1)

        Analysis of net debt:

	As at December 31, 2004
	Cash at bank and in hand	Total
	(US$000)
At January 1, 2004	—	—
Net cash flow	(1)	(1)

At December 31, 2004	(1)	(1)

8.      Parent undertaking and ultimate controlling party

        The Company's parent undertaking is Inmarsat Ventures Limited and ultimate controlling party is Inmarsat Group Holdings Limited, both incorporated and registered in England and Wales. The largest and smallest groups in which the results of the Company are consolidated are headed by Inmarsat Group Holdings Limited and Inmarsat Ventures Limited respectively.

9.      Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

        The financial statements of Inmarsat Launch Company Limited (the "Company") have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain material respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as different disclosures required by U.S. GAAP.

INMARSAT FINANCE PLC

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Shareholders of Inmarsat Finance plc

        We have audited the accompanying financial statements of Inmarsat Finance plc, which comprise the balance sheet, as at December 31, 2003 and 2004 and the profit and loss account, reconciliation of movements in shareholders funds, statement of cash flows and the notes to the financial statements for the period from October 13, 2003 to December 31, 2003 and for the year ended December 31, 2004. As described in Note 1, the financial statements have been prepared on the basis of accounting principles generally accepted in the United Kingdom. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those U.S. standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inmarsat Finance plc at December 31, 2003 and 2004, and the results of its operations and its cash flows for the period from October 13, 2003 to December 31, 2003 and for the year then December 31, 2004 in conformity with accounting principles generally accepted in the United Kingdom.

        Accounting principles generally accepted in United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 15 to the financial statements.

PricewaterhouseCoopers LLP
London, United Kingdom
April 29, 2005

INMARSAT FINANCE PLC

PROFIT AND LOSS ACCOUNTS

	Note	Period from October 13 to December 31, 2003	Year ended December 31, 2004
		(US$000)
Operating profit		—	—
Interest receivable and similar income	2	—	31,504
Interest payable and similar charges	2	—	(31,284)

Profit on ordinary activities before taxation	3	—	(220)
Tax on profit on ordinary activities	4	—	(66)

Profit after taxation for the year	11	—	154

        All results relate to continuing operations.

Statement of total recognized gains and losses

        A statement of total recognized gains and losses is not presented, as there are no recognized gains and losses other than the profit in the financial years.

The accompanying Notes are an integral part of the financial statements.

INMARSAT FINANCE PLC

BALANCE SHEETS

	Note	As at December 31 2003	As at December 31, 2004
		(US$000)
Current assets
Debtors
Amounts falling due after one year	6	87	511,979

Cash at bank and in hand		—	30

		87	512,009

Creditors:
Amounts falling due within one year	7	—	31,918
Amounts falling due after one year	8	—	479,850

Net Assets		87	241

Capital and reserves
Called up share capital	10	87	87
Profit and loss account	11	—	154

Equity shareholders' funds	11	87	241

The accompanying Notes are an integral part of the financial statements.

INMARSAT FINANCE PLC

RECONCILIATION OF MOVEMENTS IN SHAREHOLDER'S FUNDS

	Profit and loss account	Ordinary share capital	Total
At October 13, 2003	—	—	—
Issue of shares	—	87	87
Profit/(Loss) for the financial period	—	—	—

At December 31, 2003	—	87	87

At January 1, 2004	—	87	87
Loss for the financial year	154	—	154

At December 31, 2004	154	87	241

The accompanying Notes are an integral part of the financial statements.

INMARSAT FINANCE PLC

STATEMENT OF CASH FLOWS

	Note	Period from October 13 to December 31, 2003	Year ended December 31, 2004
		(US$000)
Net cash (outflow) from operating activities	9	—	(3)

Interest received		—	21,044
Interest paid		—	(21,037)

Net cash inflow for returns on investments and servicing of finance		—	7
Additions and disposals
Subordinated intercompany funding loan		—	(480,062)

Net cash inflow for acquisitions and disposals		—	(480,062)

Net cash inflow/(outflow) before management of liquid resources and financing		—	(480,058)

Net cash inflow/(outflow) after management of liquid resources		—	(480,058)

Senior notes		—	480,062

Issue of ordinary share capital		—	26

Net cash inflow from financing		—	480,088

Increase/(decrease) in cash in the year	9	—	30

The accompanying Notes are an integral part of these financial statements.

INMARSAT FINANCE PLC

NOTES TO THE FINANCIAL STATEMENTS

1.     Accounting policies

Basis of accounting

        The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards. A summary of the Company's main accounting policies, which have been applied consistently, is given below.

        The Company has reviewed its accounting policies and continues to adopt accounting policies most appropriate to its business so as to give a true and fair view as well as disclose sufficient information to enable users to understand the policies and how they have been applied in the financial statements.

        The functional and reporting currency of the Company is the U.S. dollar. Shares issued by the Company and denominated in a currency other than U.S. dollars are translated at the date of the issue.

2.     Interest (payable)/receivable

	Period ended December 31, 2004	Year ended December 31, 2004
	(US$000)
Interest payable on Senior notes	—	(31,284)

Total interest payable and similar charges	—	(31,284)

Interest receivable on intercompany loans	—	31,284
Amortisation of premium on senior notes	—	213
Bank interest receivable	—	7

Total interest receivable and similar income	—	31,504

3.     Profit on ordinary activities before taxation

Auditors' remuneration

        Auditors' remuneration was paid by the Company's parent. No recharge was made.

Employees and Directors

        None of the directors received emoluments in respect of their services to the Company in the year (in respect of the period from October 13, 2003 to December 31, 2004: $nil).

        The Company had no directly employed staff during the year (2005: nil).

4.     Taxation

        The tax charge is based on the taxable profits for the year and comprises:

	Period ended December 31, 2003	Year ended December 31, 2004
	(US$000)
UK corporation tax at 30%	—	(66)

	—	(66)

        The Company's effective tax rate calculation is as follows:

	Period ended December 31, 2003	Year ended December 31, 2004
	(US$000)
UK statutory tax rate	30%	30%
Profit on ordinary activities	—	220

Corporation tax provision at UK statutory tax rate	—	(66)

	—	(66)

5.     Dividends

        No dividends were paid in 2003 or 2004, and the directors do not recommend a dividend in respect of the year ended December 31, 2004.

6.     Debtors: amounts falling due after one year

	As at December 31, 2003	As at December 31, 2004
	(US$000)
Amounts falling due after one year:
Unpaid share capital	65	65
Amounts due from group undertakings	22	511,914

	87	511,979

7.     Creditors: amounts falling due within one year

	As at December 31, 2003	As at December 31, 2004
	(US$000)
Accruals	—	12,137
Corporation tax	—	66
Amounts owing to group undertakings	—	19,715

	—	31,918

8.     Creditors: amounts falling due after one year

	As at December 31, 2003	As at December 31, 2004
	(US$000)
Senior notes	—	477,500
Premium on Senior notes	—	2,350

	—	479,850

9.   Cash flow statement

        Reconciliation of operating profit to net cash inflow/(outflow) from operating activities:

	As at December 31, 2003	As at December 31, 2004
	(US$000)
Operating profit	—	—
(Increase) in debtors	—	(21,613)
Increase in creditors	—	21,610

Net cash inflow/(outflow) from operating activities	—	(3)

        Reconciliation of net cash flow to movement in net debt:

	As at December 31, 2003	As at December 31, 2004
	(US$000)
Net debt at beginning of year	—	—
(Increase)/decrease in cash in the year	—	(30)
Premium on senior notes issue	—	(2,562)
Senior discount notes	—	480,062

Net debt	—	477,470

        Analysis of net debt:

	Cash at bank and in hand	Overdraft	Cash at bank less overdrafts	Senior notes	Total
	(US$000)
At December 31, 2002	—	—	—	—	—

Net cash flow	—	—	—	—	—

At December 31, 2003	—	—	—	—	—

Net cash flow	(30)	—	(30)	480,062	480,032
Premium on senior notes issue	—	—	—	(2,562)	(2,562)

At December 31, 2004	(30)	—	(30)	477,500	477,470

10.   Called up share capital

	As at December 31, 2003	As at December 31, 2004
	(US$000)
Authorized
50,000 ordinary shares of £1 each	87	87

Allotted, called up and fully paid
50,000 ordinary shares of £1 each	87	87

11.   Reserves

	Profit and loss account	Ordinary share capital	Total
At October 13, 2003	—	—	—
Issue of shares	—	87	87

At December 31, 2003	—	87	87

At January 1, 2004	—	87	87

Profit for the financial year	(1,462)	—	(1,462)

At December 31, 2004	(1,462)	87	(1,375)

12.   Related party transactions

        The Company being a 99.99% owned subsidiary of Inmarsat Group Limited is exempt under paragraph 17 of FRS 8 Related Party Transactions, from the requirements to disclose transactions with entities that are part of the group.

13.   Parent undertaking and ultimate controlling party

        The Company's parent undertaking is Inmarsat Group Limited and ultimate controlling party is Inmarsat Group Holdings Limited, both incorporated and registered in England and Wales. The largest and smallest groups in which the results of the Company are consolidated for the year ended 31 December 2004 are headed by Inmarsat Group Holdings Limited and Inmarsat Group Limited, respectively. Copies of the Inmarsat Group Holdings Limited and Inmarsat Group Limited consolidated financial statements can be obtained from the Company Secretary at 99 City Road, London EC1Y 1AX.

14.   Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

        The financial statements of Inmarsat Finance plc (the "Company") have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain material respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as different disclosures required by U.S. GAAP.

        There are currently no material adjustments to profit/(loss) after taxation or to shareholders' funds of, Inmarsat Finance plc, under UK GAAP compared to that which represents net income/(loss) or to total shareholders equity under U.S. GAAP.

ITEM 19. EXHIBIT INDEX

Exhibit Number	Exhibit
1.1	Articles of Association of Inmarsat Finance plc, dated July 17, 2003 and last amended January 7, 2004.(1)
1.2	Memorandum of Association of Inmarsat Finance plc, dated July 17, 2003 and last amended January 7, 2004.(1)
1.3	Articles of Association of Inmarsat Group Limited, dated July 9, 2003 and last amended January 6, 2004.(1)
1.4	Memorandum of Association of Inmarsat Group Limited, dated July 9, 2003 and last amended January 6, 2004.(1)
1.5	Articles of Association of Inmarsat Investments Limited, dated July 9, 2003 and last amended January 6, 2004.(1)
1.6	Memorandum of Association of Inmarsat Investments Limited, dated July 9, 2003 and last amended January 6, 2004.(1)
1.7	Articles of Association of Inmarsat Ventures Limited, current articles adopted April 15, 1999 and last amended December 17, 2003.(1)
1.8	Memorandum of Association of Inmarsat Ventures Limited, dated November 20, 1998 and last amended December 17, 2003.(1)
1.9	Articles of Association of Inmarsat Limited, current articles adopted April 20, 1999 and last amended December 17, 2003.(1)
1.10	Memorandum of Association of Inmarsat Limited, dated November 24, 1998 and last amended December 17, 2003.(1)
1.11	Articles of Association of Inmarsat Leasing (Two) Limited, dated November 3, 2000 and last amended December 17, 2003.(1)
1.12	Memorandum of Association of Inmarsat Leasing (Two) Limited, dated November 3, 2000 and last amended December 17, 2003.(1)
1.13	Articles of Association of Inmarsat Launch Company Limited, dated November 28, 2003 and last amended December 16, 2003.(1)
1.14	Memorandum of Association of Inmarsat Launch Company Limited, dated November 28, 2003.(1)
2.1	Indenture, dated as of February 3, 2004, among Inmarsat Finance plc, Inmarsat Group Limited, Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Limited, Inmarsat Leasing (Two) Limited, Inmarsat Launch Company Limited and The Bank of New York.(1)
2.2	Supplemental Indenture, dated as of April 30, 2004, among Inmarsat Finance plc, Inmarsat Group Limited, Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Limited, Inmarsat Leasing (Two) Limited, Inmarsat Launch Company Limited and The Bank of New York.(1)
2.3	Pledge Agreement, dated as of February 3, 2004, between Inmarsat Finance plc (as Grantor) and The Bank of New York (as Trustee), together with a Pledge Supplement, dated April 30, 2004, delivered by Inmarsat Finance plc.(1)
2.4	Share Charge, dated as of February 3, 2004, created by Inmarsat Investments Limited in favor of The Bank of New York (as Trustee).(1)
2.5	Deed of Undertaking, dated as of February 3, 2004, by Barclays Bank PLC (as Security Agent) in favor of The Bank of New York (as Trustee).(1)
2.6	Second Amendment and Restatement Agreement relating to an Intercreditor Agreement dated October 10, 2003, dated as of February 16, 2004, among Inmarsat Group Holdings Limited, Barclays Bank PLC, The Bank of New York and Inmarsat Finance plc.(1)
2.7	Subordinated Intercompany Note Proceeds Loan Agreement, dated as of February 3, 2004, between Inmarsat Finance plc and Inmarsat Investments Limited.(1)
2.8	Promissory Note, dated as of February 3, 2004, between Inmarsat Investments Limited and Inmarsat Finance Limited.(1)

2.9	Subordinated Intercompany Note Proceeds Loan Agreement, dated as of April 30, 2004, between Inmarsat Finance plc and Inmarsat Investments Limited.(1)
2.10	Promissory Note, dated as of April 30, 2004, between Inmarsat Investments Limited and Inmarsat Finance Limited.(1)
3.	Shareholders' Agreement among Duchessgrove Limited, Lavenderview Limited, Grapedrive Limited, Grapeclose Limited, the Managers and the Investors (as named therein) and Inmarsat Ventures plc.(3)
4.1	Commercial Framework Agreement standard form contract, made between Inmarsat Ventures Ltd, Inmarsat Ltd and another party.(2),(5)
4.2	New Land Earth Station Operator Agreement standard form contract, made between Inmarsat Ventures Ltd, Inmarsat Ltd and another party (as disclosed in the schedule appended to this exhibit).(2),(5)
4.3	Agreement for Lease of Capacity on Thuraya Satellite, dated July 26, 2000, between Thuraya Satellite Telecommunications Private Joint Stock Company and Inmarsat Limited.(2),(4)
4.4	Contract for the Purchase of Inmarsat 4 Spacecraft, dated May 11, 2000, between Inmarsat Limited and Astrium SAS.(2),(5)
4.5	Contract for Launch Services, dated July 23, 2003, between Lockheed Martin Commercial Launch Services and Inmarsat Limited.(2),(5)
4.6	Contract for Launch Services, dated December 16, 2003, between Sea Launch Limited Partnership (acting through its General Partner Sea Launch Company L.L.C.) and Inmarsat Limited.(2),(5)
4.7	Contract for Broadband Global Area Network (BGAN) Radio Access Network (RAN) dated July 1, 2001 between Thrane & Thrane A/S and Inmarsat Limited.(2),(5)
4.8	Contract for Broadband Global Area Network (BGAN) Core Network (CN) dated November 1, 2001 between Ericsson Limited and Inmarsat Limited.(2),(5)
4.9	Broadband Global Area Network (BGAN) Business Support System Framework Contract dated June 12, 2003, between Danet GmbH and Inmarsat Limited.(2),(5)
4.10	Subordinated Intercompany Shareholder Funding Loan, dated December 29, 2003, between Grapedrive Limited and Grapeclose Limited.(1)
4.11	Amendment and Restatement Agreement, dated November 23, 2004, between Inmarsat Group Holdings Limited and Barclays Bank PLC, amending the attached Senior Facility Agreement, dated as of October 10, 2003, among Duchessgrove Limited, Grapeclose Limited, Barclays Capital, Credit Suisse First Boston, The Royal Bank of Scotland plc and Barclays Bank PLC.(1)
4.12	Schedule of Signatories to Commercial Framework Agreement standard from contract, made between Inmarsat Ventures Ltd, Inmarsat Ltd and another party.(6),(8)
4.13	Schedule of Signatories to New Land Earth Station Operator Agreement standard from contract, made between Inmarsat Ventures Ltd and another party.(7),(8)
8.	List of subsidiaries.(1)
12.1	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Finance plc.(4)
12.2	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Finance plc.(4)
12.3	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Group Limited.(4)
12.4	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Group Limited.(4)
12.5	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Investments Limited.(4)
12.6	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Investments Limited.(4)

12.7	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Ventures Limited.(4)
12.8	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Ventures Limited.(4)
12.9	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Limited.(4)
12.10	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Limited.(4)
12.11	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Leasing (Two) Limited.(4)
12.12	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Leasing (Two) Limited.(4)
12.13	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Launch Company Limited.(4)
12.14	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Launch Company Limited.(4)
13.1	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Finance plc.(4)
13.2	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Finance plc.(4)
13.3	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Group Limited.(4)
13.4	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Group Limited.(4)
13.5	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Investments Limited.(4)
13.6	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Investments Limited.(4)
13.7	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Ventures Limited.(4)
13.8	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Ventures Limited.(4)
13.9	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Limited.(4)
13.10	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Limited.(4)
13.11	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Leasing (Two) Limited.(4)
13.12	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Leasing (Two) Limited.(4)
13.13	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Launch Company Limited.(4)
13.14	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Launch Company Limited.(4)

(1)
Previously filed as an exhibit to the Inmarsat Finance plc Registration Statement on Form F-4 (SEC File No. 333-115865), dated May 25, 2004.

(2)
Previously filed as an exhibit to the Inmarsat Finance plc Registration Statement on Form F-4 (SEC File No. 333-115865), dated September 17, 2004.

(3)
Previously filed as an exhibit to the Inmarsat Finance plc Form F-4 Amendment No. 2 (SEC File No. 333-115865), dated August 24, 2004.

(4)
Filed herewith.

(5)
Portions of this exhibit have been omitted pursuant to confidential treatment granted by the Securities and Exchange Commission.

(6)
See Exhibit 4.1.

(7)
See Exhibit 4.2.

(8)
Previously filed as an exhibit to the Form F-4 Registration Statement (SEC File No. 333-120876) dated November 30, 2004.

SIGNATURES

Inmarsat Finance plc

        The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT FINANCE PLC (registrant)
Date: April 29, 2005	By:	/s/ ANDREW SUKAWATY Andrew Sukawaty Chief Executive Officer

Inmarsat Group Limited

        The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT GROUP LIMITED (registrant)
Date: April 29, 2005	By:	/s/ ANDREW SUKAWATY Andrew Sukawaty Chief Executive Officer

Inmarsat Investments Limited

        The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT INVESTMENTS LIMITED (registrant)
Date: April 29, 2005	By:	/s/ ANDREW SUKAWATY Andrew Sukawaty Chief Executive Officer

Inmarsat Ventures Limited

        The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT VENTURES LIMITED (registrant)
Date: April 29, 2005	By:	/s/ ANDREW SUKAWATY Andrew Sukawaty Chief Executive Officer

Inmarsat Limited

        The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT LIMITED (registrant)
Date: April 29, 2005	By:	/s/ ANDREW SUKAWATY Andrew Sukawaty Chief Executive Officer

Inmarsat Leasing (Two) Limited

        The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT LEASING (TWO) LIMITED (registrant)
Date: April 29, 2005	By:	/s/ ANDREW SUKAWATY Andrew Sukawaty Chief Executive Officer

Inmarsat Launch Company Limited

        The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT LAUNCH COMPANY LIMITED (registrant)
Date: April 29, 2005	By:	/s/ ANDREW SUKAWATY Andrew Sukawaty Chief Executive Officer

QuickLinks

Table Of Contents
GENERAL INFORMATION
FORWARD-LOOKING STATEMENTS
PRESENTATION OF FINANCIAL INFORMATION AND CERTAIN OTHER DATA
GLOSSARY OF TERMS
PART I
PART II
PART III
INDEX TO FINANCIAL STATEMENTS & OTHER SUPPLEMENTAL FINANCIAL INFORMATION
INMARSAT GROUP LIMITED Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
INMARSAT GROUP LIMITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
CONSOLIDATED STATEMENT OF GROUP TOTAL RECOGNIZED GAINS AND LOSSES
INMARSAT GROUP LIMITED CONSOLIDATED BALANCE SHEETS
INMARSAT GROUP LIMITED RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS' FUNDS
INMARSAT GROUP LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS
INMARSAT GROUP LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Inmarsat Group Limited Schedule II—Valuation and Qualifying Accounts For the years ended December 31, 2002, 2003 and 2004
INMARSAT INVESTMENTS LIMITED Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
INMARSAT INVESTMENTS LIMITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
CONSOLIDATED STATEMENT OF GROUP TOTAL RECOGNIZED GAINS AND LOSSES
INMARSAT INVESTMENTS LIMITED CONSOLIDATED BALANCE SHEETS
INMARSAT INVESTMENTS LIMITED RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS' FUNDS
INMARSAT INVESTMENTS LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS
INMARSAT INVESTMENTS LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
INMARSAT INVESTMENTS LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Inmarsat Investments Limited Schedule II—Valuation and Qualifying Accounts For the years ended December 31, 2002, 2003 and 2004
INMARSAT VENTURES LIMITED Report of Independent Registered Public Accounting Firm
INMARSAT VENTURES LIMITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
CONSOLIDATED STATEMENT OF GROUP TOTAL RECOGNISED GAINS AND LOSSES
INMARSAT VENTURES LIMITED CONSOLIDATED BALANCE SHEETS
INMARSAT VENTURES LIMITED RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS' FUNDS
INMARSAT VENTURES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS
INMARSAT VENTURES LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Inmarsat Ventures Limited Schedule II—Valuation and Qualifying Accounts For the years ended December 31, 2002, 2003 and 2004
INMARSAT LIMITED Report of Independent Registered Public Accounting Firm
INMARSAT LIMITED PROFIT AND LOSS ACCOUNTS
INMARSAT LIMITED BALANCE SHEET
INMARSAT LIMITED RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
INMARSAT LIMITED STATEMENT OF CASH FLOWS
INMARSAT LIMITED NOTES TO THE FINANCIAL STATEMENTS
INMARSAT LEASING (TWO) LIMITED Report of Independent Registered Public Accounting Firm
INMARSAT LEASING (TWO) LIMITED PROFIT AND LOSS ACCOUNTS
INMARSAT LEASING (TWO) LIMITED BALANCE SHEETS
INMARSAT LEASING (TWO) LIMITED RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
INMARSAT LEASING (TWO) LIMITED STATEMENT OF CASH FLOWS
INMARSAT LEASING (TWO) LIMITED NOTES TO THE FINANCIAL STATEMENTS
INMARSAT LAUNCH COMPANY LIMITED Report of Independent Registered Public Accounting Firm
INMARSAT LAUNCH COMPANY LIMITED PROFIT AND LOSS ACCOUNT
INMARSAT LAUNCH COMPANY LIMITED BALANCE SHEET
INMARSAT LAUNCH COMPANY LIMITED RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
INMARSAT LAUNCH COMPANY LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS
INMARSAT LAUNCH COMPANY LIMITED NOTES TO THE FINANCIAL STATEMENTS
INMARSAT FINANCE PLC Report of Independent Registered Public Accounting Firm
INMARSAT FINANCE PLC PROFIT AND LOSS ACCOUNTS
INMARSAT FINANCE PLC BALANCE SHEETS
INMARSAT FINANCE PLC RECONCILIATION OF MOVEMENTS IN SHAREHOLDER'S FUNDS
INMARSAT FINANCE PLC STATEMENT OF CASH FLOWS
INMARSAT FINANCE PLC NOTES TO THE FINANCIAL STATEMENTS
SIGNATURES