Form 20-F
period 2008-12-31
Inmarsat Finance plc; Inmarsat Group LTD; Inmarsat Investments Ltd; Inmarsat Ventures Ltd; Inmarsat Global Ltd; Inmarsat Leasing (Two) Ltd; Inmarsat Launch CO Ltd
filed 2009-04-29
CIK 1291396, 1291398, 1291399, 1291400, 1291401, 1291402, 1291403

As filed with the Securities and Exchange Commission on 29 April 2009

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2008

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

Inmarsat Launch Company Limited

(Translation of Registrant’s name into English)

Isle of Man

(Jurisdiction of incorporation or organization)

15-19 Athol Street

Douglas 1M1 1LB

Isle of Man

(Address of principal executive office)

Rupert Pearce

Inmarsat

99 City Road

London EC1Y 1AX

United Kingdom

Tel +44 (0) 20 77281000

Fax +44 (0) 20 77281044

(Name, Telephone, Email and/or Facsimile and Address of Contact Person)

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

7 5/8% Senior Notes due 2012

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Inmarsat Finance plc

Class	Number of shares outstanding as of 31 December 2008
Ordinary Shares, par value £1.00	50,000 ordinary shares

Inmarsat Group Limited

Class	Number of shares outstanding as of 31 December 2008
Ordinary Shares, par value € 0.0005	610,239,894 ordinary shares

Inmarsat Investments Limited

Class	Number of shares outstanding as of 31 December 2008
Ordinary Shares, par value € 0.0005	534,600,000 ordinary shares

Inmarsat Ventures Limited

Class	Number of shares outstanding as of 31 December 2008
Ordinary Shares, par value £0.10 Preference Shares, par value £1.00	100,345,801 ordinary shares and 1 special rights preference share

Inmarsat Global Limited

Class	Number of shares outstanding as of 31 December 2008
Ordinary Shares, par value £1.00	100,000,002 ordinary shares

Inmarsat Leasing (Two) Limited

Class	Number of shares outstanding as of 31 December 2008
Ordinary Shares, par value £1.00	1,061 ordinary shares

Inmarsat Launch Company Limited

Class	Number of shares outstanding as of 31 December 2008
Ordinary Shares, par value $1.00	4,000 ordinary shares

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

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

☐  U.S. GAAP    ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board    ☒  Other

Indicate by check mark which financial statement item the registrants have elected to follow.

Item 17  ☒    Item 18  ☐

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

GENERAL INFORMATION

In this Annual Report, the terms “we”, “us”, “our”, “our company”, “Company” and “Group” refer, as the context requires, either individually or collectively, to Inmarsat Group Limited (“Inmarsat Group”) together with all of its consolidated subsidiaries.

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

PRESENTATION OF FINANCIAL INFORMATION AND CERTAIN OTHER DATA

Financial Data

Consolidated financial information for the years ended 31 December 2008 included herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, historical consolidated financial information for the years ended 31 December 2007, 2006, 2005 and 2004 included herein has been prepared in accordance with IFRS as adopted by the European Union (“EU”) and IFRS as issued by the IASB. Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing (Two) Limited, Inmarsat Launch Company Limited and Inmarsat Finance plc have been prepared in accordance with UK GAAP as these companies have not converted to IFRS. For a discussion of principal differences between UK GAAP and US GAAP as they apply to these group companies see the following notes to the consolidated financial statements of:

•	Note 32 Inmarsat Investments Limited,

•	Note 31 Inmarsat Ventures Limited,

•	Note 30 Inmarsat Global Limited

•	Note 20 Inmarsat Leasing (Two) Limited

•	Note 16 Inmarsat Launch Company Limited

•	Note 15 Inmarsat Finance plc

Some of the financial information in this Annual Report has been rounded and, as a result, the totals of the data presented in this Annual Report may vary slightly from the actual arithmetic totals of such information.

Non-GAAP Financial Measures

EBITDA

EBITDA (defined as profit before net interest payable, taxation and depreciation and amortization) and the related ratios presented in this Annual Report are supplemental measures of our performance and liquidity that are not required by, or presented in accordance with IFRS. Furthermore, EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS.

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

Nevertheless, EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS. Some of these limitations are:

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

Free cash flow

We define free cash flow (“FCF”) as net cash generated from operating activities less capital expenditure, capitalized operating costs, net interest and cash tax payments. Other companies may define FCF differently and, as a result, our measure of FCF may not be directly comparable to the FCF of other companies.

FCF is a supplemental measure of our performance and liquidity under IFRS that is not required by, or presented in accordance with IFRS. Furthermore, FCF is not a measurement of our performance or liquidity under IFRS and should not be considered as an alternative to net income and operating income as a measure of our performance and net cash generated from operating activities as a measure of our liquidity, or any other performance measures derived in accordance with IFRS.

We believe FCF is an important financial measure for use in evaluating our financial performance and liquidity, which measures our ability to generate additional cash from our business operations. We believe it is important to view FCF as a measure that provides supplemental information to our entire statement of cash flows.

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

GLOSSARY OF TERMS

active terminals	active terminals are the number of subscribers or terminals that have been used to access commercial services (except ACeS handheld terminals) at any time during the preceding twelve-month period and registered at 31 December. Active ACeS handheld terminals are the average number of terminals active on a daily basis during the period.

Americas	consisting of the continents of North America and South America with their associated islands and regions.

analogue	a method of storing, processing or transmitting information through a continuous varied (rather than pulsed) signal.

Asia Pacific	the area encompassing littoral East Asia, South Asia, Southeast Asia and Australasia near the Pacific Ocean, plus the states in the ocean itself (Oceania).

ATC services	ancillary terrestrial component services which combine terrestrial and satellite communications services and mobile terminals.

atmospheric interference	the attenuation of radio frequency signals due to the presence of moisture in the atmosphere.

avionics	electronics designed for use in aerospace vehicles.

bandwidth	a range of frequencies, expressed in Hertz (“Hz”) occupied by a modulated carrier or the range of frequencies which can be transmitted through a communications system. Bandwidth is one measure of the information carrying capacity of a transponder. The wider the bandwidth, the more information that can be transmitted.

beam	the directed electromagnetic rays emanating from a satellite or ground station. On satellites, typically refers to aggregates of these rays such as a China (coverage) beam or global (coverage) beam.

BGAN	our broadband global area network, including our land BGAN, aeronautical SwiftBroadband and maritime FleetBroadband services (collectively also referred to as broadband services).

BGAN BSS	BGAN Business Support System.

bits	the smallest unit of data in computing, with a value of either 0 or 1.

broadband	high capacity bandwidth.

C-band	in satellite communications used to refer to downlink frequencies between 3.4 GHz and 4.2 GHz and uplink frequencies between 5.85 GHz and 7.075 GHz. Often referred to as 4/6 GHz.

cellular	public mobile radio telecommunications service. Cellular systems are based on multiple base stations, or “cells”, that permit efficient frequency reuse and on software that permits the system to band mobile cells from cell to cell as subscribers move through the cellular service area.

circuit switched technology	technology that allows data connections that can be initiated when needed and terminated when communication is complete.

db	decibel, a unit for expressing the ratio of two amounts of electric or acoustic signal power equal to ten times the common logarithm of this ratio, which is often used as a measure of a satellite’s power.

Digital	referring to a method of storing, processing, or transmitting information through a pulsed (rather than continuously varied) signal.

downlink	the receiving portion of a satellite circuit extending from the satellite to the earth.

earth station	the dishes, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communications signals.

EIRP	equivalent isotopic radiated power, a standard of comparison of performance of radio transmitters.

EMEA	Europe, the Middle East and Africa

FCC	Federal Communications Commission.

fixed satellite service or FSS	a radio communication service between earth stations at specified fixed points when one or more satellites are used; in some cases this service includes satellite-to-satellite links or feeder links for other space radio communications services.

FTM	fixed to mobile, which are calls where terrestrial users call satellite mobile phones.

GEO	geostationary orbit, which is orbit at an altitude of 36,000 km, where satellites turn at the same angular speed as the earth and thus appear to be on a fixed spot.

GHz	gigahertz, a measure of frequency. One billion cycles per second.

GEO orbit	the orbit of a geosynchronous satellite whose circular and direct orbit lies in the plane of the earth’s equator.

GMDSS	global maritime distress and safety system which is a system designed to automate a vessel’s radio distress alert, eliminating the need for manual watchkeeping of distress channels.

GPRS	General Packet Radio Service.

GPS	Global Positioning System.

GSM	Global System for Mobile communications.

GSPS	Global Satellite Phone Service.

hertz	unit of frequency equal to number of cycles per second.

ICAO	International Civil Aviation Organization.

IMSO	International Mobile Satellite Organization.

Insat	Indian National Satellite.

IP	Internet Protocol, the method or protocol by which data is sent from one computer to another on the Internet.

ISDN	Integrated Services Digital Network. Digital telephone line typically offering data rates of 64 kbps or multiples thereof.

International Telecommunication Union or ITU	ITU is the United Nations treaty organization responsible for worldwide cooperation and standardization in the telecommunication sector. The ITU holds periodic conferences at which telecommunications issues of global importance are discussed; the main conferences are the World Radio Conference (“WRC”) and the World Telephone and Telegraph Conference (“WTTC”).

Ka-band	in satellite communications, used to refer to downlink frequencies between 18 GHz and 22 GHz and uplink frequencies between 27 GHz and 31 GHz. Often referred to as 20/30 GHz.

kbps	kilobits per second, a unit of data transmission speed.

Ku-band	in satellite communications, used to refer to downlink frequencies between 10.7 GHz and 12.74 GHz and uplink frequencies between 13.75 GHz and 14.8 GHz. Often referred to as 11/14 or 12/14 GHz.

LAN	local area network, which is a group of computers and associated devices that share a common communications line or wireless link and typically share the resources of a single processor or server within a small geographic area.

Latency	signal transmission delay, which is dependent on several factors, including the transmission distance propagation speed, bandwidth and encoding/decoding methods used.

L-band	in satellite communications, used to refer to uplink and downlink frequencies between satellites and mobile users between 1.5 GHz and 1.6 GHz.

LEO	low-earth orbit of up to 800 km above the earth.

LES	Land Earth Station, which is a facility that routes Existing and Evolved service calls to and from mobile stations via satellite to and from terrestrial telephone networks.

MEO	medium-earth orbit between 800 km and 12,000 km above the earth.

MHz	megahertz, a measure of frequency. One million cycles per second.

Microwave	radio frequency carrier waves with wavelengths of less than one metre-frequencies above 300 MHz. Typically used to refer to frequencies above 1 GHz, but nominally includes all of UHF.

Model Code	Model Code for share transactions as required by Financial Services Authority.

MOO	a memorandum order and opinion from the FCC.

MSV	Mobile Satellite Ventures Corp. (Renamed SkyTerra “SKYT”)

OFCOM	the UK Office of Communications.

operational life	the time for which a satellite is capable of operating in its allotted position. The expected end of a satellite’s in-orbit operational life is mainly based on the period during which the satellite’s on-board fuel permits proper station-keeping maneuvers for the satellite.

orbital slots	for GEO satellites these are points on the GEO arc where satellites are permitted to operate. Orbital slots are designated by both location and frequency band.

PDA	personal digital assistant, which is typically a handheld device that combines computing, telephone/fax, internet and networking functionality.

PIK	pay in kind (interest added to loan principal rather than paid in cash)

QoS	Quality of Service, a networking term that specifies a guaranteed level of service for a specified product.

radio frequency	a frequency that is higher than the audio frequencies but below the infrared frequencies, usually above 20 KHz.

R-BGAN	our regional broadband global area network.

RSA	recognized spectrum access.

SAS	satellite access station

S-band	mobile satellite band between 1.98 and 2.20 GHz

Signal	a physical, time-dependent energy value used for the purpose of conveying information through a transmission line.

SIM-card	Subscriber Identity Module card, as used in existing cellular phones.

SKYT	SkyTerra (formerly MSV)

Spectrum	the range of electromagnetic radio frequencies used in transmission of voice, data and television.

SPS	our satellite phone service.

TT&C	tracking, telemetry and command station, a land-based facility that monitors and controls the positioning, attitude and status of a satellite in orbit.

telemetry	radio transmission of coded or analogue data from a satellite to a ground station.

Transponder	a microwave repeater on a satellite which provides a discrete path to receive communications signals, translate and amplify such signals and retransmit them to earth or another satellite.

uplink	in satellite communications, the signal from the earth station to the space station (satellite).

VOIP	voice over internet protocol. This refers to a set of facilities for managing the delivery of voice information using internet protocol.

VPN	virtual private network, a network that is constructed using public wires to connect nodes.

VSAT	Very Small Aperture Terminal. A system for the reception and transmission of satellite signals using a small dish diameter, typically fixed and requiring a license to use.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY	INFORMATION

SELECTED FINANCIAL DATA

The financial statements are prepared in accordance with accounting policies that are in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) and IFRS as issued by the International Accounting Standards Board (“IASB”). Pursuant to SEC Release 33-8879 eliminating the requirement for foreign private issuers to reconcile their financial statements to US GAAP, no US GAAP reconciliation has been presented.

You should read the table below in conjunction with Item 5—“Operating and Financial Review and Prospects” and the historical consolidated financial statements elsewhere in this Annual Report.

	2008	2007	2006	2005	2004
	(US$ in millions)
Income Statement
Revenue	634.7	557.2	500.1	491.1	480.7
Employee benefit costs	(104.2)	(93.7)	(92.2)	(96.5)	(87.2)
Network and satellite operations costs	(39.7)	(33.8)	(31.1)	(38.8)	(50.0)
Other operating costs	(83.5)	(64.7)	(57.1)	(63.6)	(67.4)
Work performed by the Group and capitalized	24.0	18.5	12.0	25.2	25.8
Losses on termination of subsidiary undertakings	—	—	—	(1.1)	—
Gain on disposal of property	—	—	—	—	42.6
Depreciation and amortization	(167.0)	(174.2)	(156.8)	(106.5)	(124.1)

Operating profit	264.3	209.3	174.9	209.8	220.4
Interest receivable and similar income	11.2	5.2	8.2	10.6	3.9
Interest payable and similar charges	(83.3)	(86.6)	(92.9)	(167.2)	(167.5)

Net interest payable	(72.1)	(81.4)	(84.7)	(156.6)	(163.6)

Profit before income tax	192.2	127.9	90.2	53.2	56.8
Income tax credit/(expense)	164.2	(29.0)	37.8	(18.3)	(15.4)

Profit for the year	356.4	98.9	128.0	34.9	41.4

Other Financial Data
EBITDA[1]	431.3	383.5	331.7	316.3	344.5
Cash inflow from operating activities	425.0	377.0	330.7	336.9	306.2
Cash flow for capital expenditure	(211.1)	(209.9)	(114.4)	(204.3)	(140.1)
Cash flow used in investing activities	(213.6)	(230.4)	(132.4)	(67.6)	(176.5)
Dividends paid	(159.6)	(135.3)	(101.4)	(24.7)	—
Cash flow used in financing activities	(197.5)	(154.4)	(193.0)	(459.9)	(136.5)
Increase/(decrease) in cash and cash equivalents	14.3	(8.1)	5.1	(191.2)	(6.5)

Balance Sheet
Total assets	2,131.5	1,998.1	1,979.2	2,029.1	2,192.8
Total liabilities	1,611.2	1,648.0	1,589.4	1,673.4	2,162.0
Share capital	346.1	346.5	346.5	346.5	34.5
Shareholders’ equity	520.3	350.1	389.8	355.7	30.8

(1)	EBITDA is a non GAAP performance measure and is defined as profit before taxation, net interest payable and depreciation and amortization. For a discussion of EBITDA please refer to “Presentation of Financial Information and Certain Other Data—Non-GAAP Financial Measures.”

(2)	Set forth below is a reconciliation of profit for the year to EBITDA.

	2008	2007	2006	2005	2004
	(US$ in millions)
Profit for the year	356.4	98.9	128.0	34.9	41.4
Add back:
Income tax (credit)/expense	(164.2)	29.0	(37.8)	18.3	15.4
Net interest payable	72.1	81.4	84.7	156.6	163.6
Depreciation and amortization	167.0	174.2	156.8	106.5	124.1

EBITDA	431.3	383.5	331.7	316.3	344.5

EXCHANGE RATE INFORMATION

The following table shows for the dates and periods indicated information concerning the noon buying rate in The City of New York for cable transfers in pounds sterling, which we refer to in this annual report as sterling, as certified for customs purposes by the Federal Reserve Bank of New York and expressed in US dollars per £1.00:

Year	Year End	Average(1)	High	Low
2004	1.92	1.83	1.95	1.76
2005	1.72	1.82	1.93	1.71
2006	1.96	1.84	1.98	1.72
2007	1.98	2.01	2.11	1.92
2008	1.46	1.85	2.04	1.44

(1)	The average of the noon buying rates on the last day of each month during the year.

The following table shows the high and low noon buying rates for each month during the previous six months, expressed in dollars per £1.00.

Month	High	Low
October 2008	1.79	1.53
November 2008	1.64	1.46
December 2008	1.57	1.44
January 2009	1.54	1.35
February 2009	1.50	1.41
March 2009	1.46	1.37

Unless otherwise indicated, the exchange rate used in this Annual Report to convert sterling into dollars (and dollars into sterling) is the noon buying rate as of 31 December 2008 stated above. The noon buying rate as of 17 April 2009 was US$1.46 per £1.00.

RISK FACTORS

Risks Relating to Our Business include the following:

We rely on third-party distribution partners and service providers to sell the majority of our services to end-users. If our independent distribution partners and service providers were to fail to market or distribute our services effectively or fail to offer our services at prices which are competitive, our revenues, profitability, liquidity and brand image could be adversely affected.

We currently sell the majority of our services to third-party distribution partners, many of whom operate the land earth stations that transmit and receive those services to and from our satellites (although now that our BGAN services have been launched all traffic relating to those services are handled by our own land earth stations in the Netherlands, Italy and Hawaii, the SPS service is handled by our land earth stations in Subic Bay, Philippines and Fucino, Italy, and following the acquisition of Stratos on 15 April 2009 we now operate our own land earth stations for existing and evolved services). These distribution partners then market and distribute our services including our BGAN services to end-users, either directly or through other distribution partners and service providers. For more information on the Distribution Agreements, see “Item 10: Additional Information—Material Contracts.”

As a result of these arrangements, we are dependent on the performance of our independent distribution partners to generate a substantial portion of our revenues. If our independent distribution partners were to fail to market or distribute our services effectively, or if they offered our services at prices which were not competitive, our revenues, profitability, liquidity and brand image could be adversely affected.

Sales to our key distribution partners represent a significant portion of our revenues and the loss of any of these distribution partners could adversely affect our revenues, profitability and liquidity.

For 2008, two distribution partners, Stratos and Vizada, accounted for 80.8% of our mobile satellite communications revenues. Sales to Stratos and Vizada represented 43.6% and 37.2%, respectively, of our mobile satellite communications services revenue during 2008. The loss of any key independent distribution partners could materially affect our routes to market, reduce customer choice or represent a significant bad debt risk. Further mergers among distribution partners could also increase our reliance on a few key distributors of our services.

The global communications industry is highly competitive. It is likely that we will face significant competition in the future from other network operators, which may adversely affect end-user take-up of our services and our revenues.

The global communications industry is highly competitive. We face competition today from a number of communications technologies in the various target markets for our services. It is likely that we will continue to face increasing competition from other network operators in some or all of our target market segments in the future, particularly from satellite network operators. Competition from Iridium, a global mobile satellite communications services operator, has been increasing, particularly with respect to low speed data and voice services. Iridium launched a competing maritime service to the low end of the FleetBroadband capability in 2008. In addition, we also face regional competition for low-speed data and voice services from Thuraya and SkyTerra (regional MSS operators) and to a lesser extent other regional mobile satellite communication services operators, which has influenced the price at which our distribution partners and service providers offer our services. Thuraya offers a 144kbps mobile data communications service on a regional basis and, following the successful launch by Thuraya in January 2008 of a satellite covering the Asian region, competition from Thuraya is expected to increase. Two other companies plan to deploy mobile satellite services in North America in the near future, ICO Global Communications Inc. in the United States (which already launched their satellite in April 2008, but do not have services available commercially as yet) and Terrestar Networks Inc. in the United States and Canada, in each case using the S-band, which has more contiguous bandwidth than the L-band in which we operate and may accommodate higher-speed multimedia services.

Communications providers who operate private networks using very small aperture terminals (“VSAT”) or hybrid systems also continue to target users of mobile satellite services. Technological innovation in VSAT terminals, together with increased C-band and Ku-band coverage and commoditization, have increased the competitiveness of VSAT and hybrid systems in some traditional mobile satellite communications services sectors, including the maritime and aeronautical sectors. Businesses such as Vizada, KVH, CapRock, Sealink, SeaMobile and ShipEquip deployed mobile VSAT systems in 2008 in direct competition with our maritime and aeronautical products. Furthermore, the gradual extension of terrestrial wireline and wireless communications networks to areas not currently served by them may reduce demand for some of our services in those areas.

Our substantial debt could adversely affect our financial condition or results of operations.

We have a significant amount of debt and we may incur additional debt. The principal amount of our total long-term consolidated debt was US$560.4m as at 31 December 2008 (excluding US$766.9m principal amount of subordinated shareholder funding loan). In addition, we have a further US$300.0m Revolving Committed Facility (also referred to as the “Revolving Credit Facility”) under the Senior Facility Agreement (also referred to as the “Senior Credit facility”) of which we have drawn US$140.0m as at 31 December 2008.

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

We must retain rights to use sufficient L-band and C-band spectrum necessary for the transmission of signals between our satellites and end-user terminals and between our satellites and our control stations. Our access to C-band spectrum is obtained through frequency coordination under ITU procedures. Our access to L-band spectrum is also obtained through frequency coordination under ITU rules. The L-band coordination is governed, in part, by sharing arrangements with other satellite operators that are re-evaluated and re-established through two annual, regional multilateral meetings of those satellite operators—one for operators whose satellites cover North America, and a second for those which cover Europe, Africa, Asia and the Pacific.

We have agreed spectrum allocations for 2009 in the Europe, Africa, Asia and Pacific operators’ review meeting. We believe this agreement provides sufficient spectrum to support our existing services for the duration of the agreement. As part of our business planning we may need to apply for additional spectrum to support our future services and existing services growth.

During 2007 we held discussions with Mobile Satellite Ventures LP, Mobile Satellite Ventures (Canada) Limited and SkyTerra Communications, Inc. (together “SkyTerra”) about the efficient re-use of our respective L-band spectrum across the Americas and we announced in December 2007 that a cooperation agreement for spectrum re-use was signed between us and SkyTerra. This agreement includes conditional provisions for the co-ordination of the parties’ respective existing and planned satellites serving the Americas and for the reorganization of our spectrum and that of SkyTerra over the Americas to provide contiguous spectrum in larger blocks for both our operations and efficient re-use of L-band spectrum. The purpose of the agreement is to increase spectrum efficiency and protect both Mobile Satellite Communication Services (“MSS”) and Ancillary Terrestrial Component (“ATC”) operations from inter-system interference. Additionally, the agreement sets up a framework for commercial cooperation between the parties to support the exploitation by SkyTerra of hybrid MSS-ATC services in North America.

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

On 29 January 2003, the Federal Communications Commission (the “FCC”), promulgated a general ruling (the “ATC Ruling”) that mobile satellite communications services spectrum, including the L-band spectrum we use to operate our services, could be used by mobile satellite communications services operators to integrate ancillary terrestrial component (“ATC”) services into their satellite networks in order to provide combined terrestrial and satellite communications services to mobile terminals in the United States. On 8 November 2004, the FCC issued an order granting SkyTerra an ATC license and approving several waivers of the ATC Ruling that SkyTerra requested, while deferring ruling on certain additional waivers. On 10 February 2005, following a series of petitions and requests for reconsideration, the FCC clarified the ATC Ruling by a further memorandum opinion and order (the “MOO”) which, inter alia, settled the applicable rules on inter-system interference and other general requirements for integrated mobile satellite communications/ATC systems (the “MOO”). SkyTerra filed applications to modify its ATC license and to take advantage of the new latitude afforded by the MOO and the Cooperation Agreement with Inmarsat, in which SkyTerra seeks certain waivers of the ATC rules. It may not be known whether the MOO, or the possible grant of modified ATC authority to SkyTerra, will provide effective protection of our mobile satellite services from harmful interference until third parties commence commercial operations of integrated mobile satellite communications/ATC services.

The implementation of ATC services by MSS operators in the United States or other countries may result in increased competition for the right to use L-band spectrum, and such competition may make it difficult for us to obtain or retain the spectrum resources we require for our existing and future services. In addition, the FCC’s decision to permit integrated MSS/ATC services was based on certain assumptions, particularly relating to the level of interference that the provision of integrated MSS/ATC services would likely cause to other MSS operators, such as us, who use the L-band spectrum. If the FCC’s assumptions with respect to the use of L-band spectrum for integrated MSS/ATC services prove inaccurate, or a significant level of integrated MSS/ATC services is provided in the United States, the provision of integrated MSS/ATC services could interfere with our satellites and user terminals, which may adversely impact our services. For example, the use of certain L-band spectrum to provide integrated MSS/ATC services in the United States could interfere with our satellites providing communications services outside the United States where the satellites’ “footprint” overlaps the United States. Such interference could limit our ability to provide services that are transmitted through any satellite visible to the United States. Two of our three Inmarsat-4 satellites, three of our Inmarsat-3 satellites and two of our Inmarsat-2 satellites are currently visible to the United States. In addition, users of our terminals in the United States could suffer interruptions to our services if they tried to use their terminals near ATC terrestrial base stations used to provide integrated MSS/ATC services. In the event that we anticipate significant usage of mobile user terminals near ATC terrestrial base stations, it may be necessary for the manufacturers of the mobile terminals to modify their products to make them less susceptible to interference and for Inmarsat to replace or upgrade existing user terminals to avoid harmful interference.

In December 2007, we announced a cooperation agreement with Mobile Satellite Ventures LP, Mobile Satellite Ventures (Canada) Limited and SkyTerra Communications, Inc. (together “SkyTerra”) addressing the efficient re-use and reorganization of our respective L-band spectrum across the Americas. This agreement includes conditional provisions for the co-ordination of the parties’ respective existing and planned satellites serving the Americas and for the reorganization of our spectrum and that of SkyTerra over the Americas to provide contiguous spectrum in larger blocks for both our operations and efficient re-use of L-band spectrum. The purpose of the agreement is to increase spectrum efficiency and protect both MSS and ATC operations from inter-system interference. Additionally, the agreement sets up a framework for commercial cooperation between the parties to support the exploitation by SkyTerra of hybrid MSS-ATC services in North America.

Jurisdictions other than the United States are considering, and could implement, similar regulatory regimes in the future. In May 2004, Industry Canada, the Canadian regulator, decided in principle to allow ATC services in Canada. European regulators are currently considering the technical and regulatory issues which would arise if mobile satellite communications services operators were authorized to provide terrestrial services, including ATC, in 2 GHz bands. Commission Decision 2007/98/EC of 14 February 2007 on the harmonised use of radio spectrum in the 2 GHz frequency bands for the implementation of systems providing mobile satellite services confirms this as being satellite spectrum and allows the installation of a terrestrial component. As the EU is expecting scarcity of spectrum, a pan-European selection and award process is currently being decided upon in a co-decision process between Council and Parliament. European and Latin American regulators are now also considering the possibility of allowing ATC in L-band in Europe and Latin America respectively.

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

We use the US dollar as our functional and reporting currency. While almost all of our revenues are denominated in US dollars, the majority of our operating expenses and a small proportion of our capital expenditures are denominated in currencies other than the US dollar. Our primary exchange rate risk is against pounds sterling. Although we generally seek to hedge our foreign currency exposure in the short-term, in the longer-term our results of operations would be affected by fluctuations of the US dollar against the pound sterling.

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

Satellites are subject to significant operational risk while in orbit. These risks include malfunctions, commonly referred to as anomalies that have occurred in our satellites and the satellites of other operators as a result of various factors, such as satellite manufacturers’ errors, problems with the power or control systems of the satellites and general failures resulting from operating satellites in the harsh environment of space.

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

In addition, our satellite system includes seven tracking, telemetry and control ground stations and four network co-ordination stations located around the world. If two or more of these stations were to fail at the same time, our ability to operate our satellites effectively may be limited, which could adversely effect our revenues, profitability or liquidity. Inmarsat also operates three Satellite Access Stations (“SAS”) for our broadband services via our three Inmarsat-4 satellites. Two of these SAS sites provide service redundancy for the EMEA region, our busiest traffic area. However the third SAS, located in Hawaii, is currently providing services to two Inmarsat-4 satellites over the Americas and Asia-Pacific Regions. Whilst significant on-site redundancy has been incorporated into the Hawaii SAS, no redundant site is currently available in case of a failure of the Hawaii SAS. Such a scenario could affect our revenues and profitability.

The proposed use of frequency bands for terrestrial International Mobile Telecommunications (“IMT”) that are not compatible with our land earth stations (“LESs”) and satellite access stations (“SASs”) in the same band and in the same geographical area may cause interference with our services.

The 2007 World Radio Conference (“WRC-07”) considered the identification of frequency bands for terrestrial IMT (3rd and 4th generation mobile) systems. C-band (3400—4200 MHz), which is used for Inmarsat satellite feeder and telemetry links, was one of the candidate bands. Inmarsat is concerned over the potential use of the C-band for these new terrestrial mobile systems. The ubiquitous use of these systems is not compatible with the operation of satellite earth stations, such as Inmarsat LESs/SASs, in the same band and in the same geographical area. As a result, in countries where IMT systems are deployed in the C-band, existing Inmarsat LESs/SASs could suffer interference and Inmarsat may be unable to deploy new earth stations. If our ability to operate the LESs/SASs is limited by such interference, our revenues, profitability and liquidity could be adversely affected. Already, many countries have licensed Broadband Wireless Access (“BWA”) systems, which are similar to IMT systems, in the C-band and others are expected to follow suit.

At the WRC-07, the “no change” campaign, led by Inmarsat and other major satellite players, successfully prevented a global C-band identification for IMT services. The lack of harmonized identification for IMT should slow down the momentum for IMT deployment in C-band. There were, however, several countries which identified the C-band portion of 3400-3600 MHz for IMT through country footnotes to the Radio Regulations. These footnotes included technical constraints which will help to ensure protection to earth stations from IMT operations in neighboring countries. However, protection within national boundaries of countries intending to deploy IMT in the C-band still needs to be discussed with the individual Administration. As a result, Inmarsat is continuing to pursue protection of each LES and SAS through registration of stations with the ITU and discussion with LESOs and national administrations.

Our satellites have minimum design lives, but could fail or suffer reduced capacity before the end of their design lives.

Our ability to generate revenue depends on the useful lives of our satellites. Each satellite has a limited useful life. A number of factors affect the useful lives of the satellites, including, among other things, the quality of their construction, the durability of their component parts, the ability to continue to maintain proper orbit and control over the satellite’s functions, the efficiency of the launch vehicle used, and the remaining on-board fuel following orbit insertion. The minimum design life of our Inmarsat-2 satellites is ten years, whilst our Inmarsat-3 and Inmarsat-4 satellites each have a minimum design life of 13 years. However, whilst our Inmarsat-2 satellites have so far exceeded their original design lives, the actual useful lives of our other satellites could be shorter. Changes in asset lives can have a significant effect on our depreciation charge and affect profitability. As a result we regularly reassess the useful economic lives of the Group’s satellites. In October 2004 the Inmarsat-3 satellites useful lives were changed to better reflect their economic life resulting from improvements in satellite technology as supported by engineering analysis. As a result depreciation periods were extended for the Inmarsat-3 satellites from 10 years to 13 years. As of October 2005, the Group prospectively changed the useful economic lives of the Inmarsat-4 satellites from 13 years to 15 years to reflect the better-than-expected performance of the launch vehicles and the adoption of an optimal mission strategy which are expected to extend the orbital lives of these satellites beyond their initial design life. The Inmarsat-4 satellites are being depreciated over 15 years.

We may be unable to obtain and maintain insurance for our satellites, and the insurance we obtain may not cover all losses we experience. Even if our insurance were sufficient, delays in launching a replacement satellite could adversely affect our revenues, profitability and liquidity.

We have renewed our in-orbit insurance cover for our first two Inmarsat-4 satellites until August 2009 and expect to maintain commercially prudent levels of insurance in the future. In addition, we obtained “launch plus one year” insurance to cover the launch of the third Inmarsat-4 satellite and its first year of in-orbit operations, also until August 2009.

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

In addition, should we wish to launch another satellite to replace a failed operational satellite, the timing of such launch will be dependent on the completion of manufacture of such a satellite and prior commitments made by potential suppliers of launch services to other satellite operators. Our insurance may not protect us against lost or delayed revenue, business interruption or lost business opportunities.

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

Increasingly, regulatory authorities are imposing fees and introducing new regulatory requirements on businesses that use spectrum or offer communications services. This could significantly affect our business. In addition to the licenses issued to us by the UK government for the launch and operation of our satellites, to date, we have obtained specific telecommunications or frequency licenses with respect to our existing services in approximately 14 countries, and are currently discussing terms and conditions with an number of other countries. Additional countries are considering whether to implement such license requirements. These license requirements could require us to incur new and unforeseen additional costs, could expose us to fines if we were unable to obtain or retain any licenses or meet all regulatory requirements, and could limit our ability to provide existing or new services in some countries, which could adversely affect our revenues, profitability or liquidity.

It is also possible that regulatory authorities in some countries may require us to establish a land earth station or a point of presence in their countries as a condition to distribute our Global Satellite Phone Service (“GSPS”) or broadband services in those countries. This has in particular been a barrier to entry in India. Some countries may also require us to provide traffic reports on a regular basis or maintain a domestic billing database for their country. To the extent we own and/or operate the land earth stations for our broadband and GSPS services, we are required to obtain licenses for the operation of those stations as network facilities, and also will need to obtain rights to C-band spectrum for communications between the stations and our satellites. Approval of the offering of our services or operation of land earth stations will be contingent upon us or our distribution partners providing any countries as may so require with the ability to monitor calls made to or from such countries and/or to intercept traffic. Although we believe that we will be able to address the concerns of many of these countries as they arise, there is no assurance that we and/or our distribution partners and/or their service providers will be able to do so. In addition, some countries in which we or our distribution partners, or their service providers, operate have laws and regulations relating to privacy and the protection of data which may impair our ability to obtain licenses or offer our services on a timely basis.

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

Our overall relationship with our distribution partners is governed by our Distribution Agreements. There is a risk that regulatory authorities or other third parties could challenge the Distribution Agreements, for example under European Union (“EU”) competition laws. As of 1 May 2004, it is no longer possible to obtain an exemption from EU competition rules by notifying an agreement to the European Commission, and parties must make their own assessment as to whether their agreements fulfill EU competition requirements. We have previously conducted a regulatory review of the terms of our Distribution Agreements, and of our competitive position in the sectors in which we operate. We do not believe that we are party to any agreement that is, in the current competitive environment, anti-competitive, or otherwise faces a significant risk of regulatory challenge. However, the competitive environment may change, and regulatory risk analysis is by its nature subjective. Therefore, we cannot assure you that either we, or the Distribution Agreements, or our distribution partners face no risk of challenge. For example, competition authorities could determine that we have market power in one or more business sectors, and could challenge us, or the Distribution Agreements or our distribution partners as anti-competitive. A successful regulatory challenge could result in portions, or all, of the Distribution Agreements being declared unenforceable, could require us to modify or replace certain provisions of the Distribution Agreements in order to achieve compliance and, in certain circumstances, could result in the imposition of fines. Competition authorities generally have powers to impose fines (in the case of the European Commission, up to a maximum of 10% of a company’s worldwide annual group revenues) for breaches of competition laws. In addition, third parties could initiate civil litigation claiming damages caused by alleged anticompetitive practices and agreements.

We may not be aware of certain foreign government regulations.

We, our customers and companies with which we or they do business may be required to have authority from each country in which we or they provide services or provide our or their customers use of our satellites. We may not be aware if some of our customers and/or companies with which they or we do business, do not hold the requisite licenses and approvals.

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

The International Telecommunications Union (the “ITU”) regulates the use of radio frequency bands and orbital locations used by satellite networks to provide communications services. The use of spectrum and orbital resources by us and other satellite networks must be coordinated pursuant to the ITU’s Radio Regulations in order to avoid causing harmful interference between or among the respective networks. In the case of the L-band, the ITU process has been effected on the basis of agreements between the relevant national administrations whereby the use of frequencies by our satellite network and other satellite networks is coordinated in regional operator review meetings and negotiations. As evidenced by recent review meetings in Regions 1 and 3, it is not always possible to achieve unanimous agreement amongst operators. In Region 2, Inmarsat has recently achieved coordination of its satellites covering that region with SkyTerra. The increased competition for spectrum and orbital locations may make it difficult for us to obtain additional L-band spectrum allocations we require for our forecasted requirements. In the future, we may not be able to coordinate our satellite operations successfully under international telecommunications regulations and we may not be able to obtain or retain the spectrum and orbital resources we require to provide our existing or future services.

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

Historically, we have met our debt service and other cash requirements with cash flows from operations, bank overdrafts and, more recently, our medium-term revolving facility. Our net cash interest expense for the year ended 31 December 2008 was US$32.1m (which amount excludes, among others, non-cash accretion of principal on the subordinated intercompany shareholder funding loan). In addition, the principal amount of our total long-term consolidated debt (including US$766.9m principal amount of intercompany shareholder funding loan) as of 31 December 2008 was US$560.4m. Our business might not generate sufficient cash flows from operating activities, and future debt and equity financing might not be available to us, in an amount sufficient to enable us to pay our debts when due, including the Senior Notes, or to fund our other liquidity needs. See Item 5: “Operating and Financial Review and Prospects”.

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

As of 31 December 2008, the aggregate amount of senior debt of the subsidiary guarantors (including borrowings under our Senior Facility Agreement) was US$390.0m. We have a US$300.0m Revolving Committed Facility available under the Senior Facility Agreement of which US$140.0m was drawn as at 31 December 2008.

Your right to enforce the second-ranking charge over the shares of Inmarsat Ventures Limited and the security over the subordinated intercompany Senior Note proceeds loan is limited as long as any debt under the Senior Facility Agreement is outstanding.

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

ITEM 4.    INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

We began operating in 1979 as an international governmental organization formed pursuant to the Convention on the International Maritime Satellite Organization. Our original purpose was to provide the satellite capacity necessary to improve maritime communications, with a particular emphasis on distress and safety communications in the maritime sector. Under that convention, we were required to operate on a commercial basis and to provide a return on the capital contributed to our business. In April 1999, we became a private company.

Inmarsat Group Limited (the “Company”), a limited liability company organized and existing under the laws of England and Wales, was incorporated on 3 September 2003 with head office at 99 City Road, London EC1Y 1AX, United Kingdom (telephone +44 (0)20 7728 1000). The Company was incorporated as Grapedrive Limited and changed its name to Inmarsat Group Limited on 6 January 2004.

Inmarsat Satellite Constellation

On 18 August 2008, we announced the successful launch of the third Inmarsat-4 satellite, concluding a decade of development on the Inmarsat-4 programme. On 7 January 2009, the third Inmarsat-4 satellite began commercial service with the transfer of all BGAN, FleetBroadband and SwiftBroadband traffic from another Inmarsat-4 satellite.

In order to achieve enhanced coverage and provide global broadband services, we decided to reposition a number of satellites in our existing Inmarsat satellite constellation. With the third Inmarsat-4 satellite operational, we were able to implement these plans. The repositioning of our satellites has now been completed, giving us full global coverage for our broadband services—BGAN, FleetBroadband and SwiftBroadband—at the same time as optimising data connectivity across our worldwide network.

Alphasat programme

On 8 November 2007, Inmarsat entered into a contract with Astrium Satellites (“Astrium”), a subsidiary of the European Aeronautic Defence and Space Company (“EADS”), for construction of the Alphasat satellite. Milestone payments for the construction phase began in March 2008 for work started at the Astrium plants in Portsmouth and Toulouse and at key subcontractors. The programme is currently on schedule for a spacecraft delivery in 2012.

Inmarsat Services

On 16 September 2008, we announced that A. P. Möller—Maersk, one of the world’s largest shipping companies, had signed a contract with one of our service providers, Marlink, for a large-scale retrofit of our FleetBroadband service across its Maersk Supply Service and Maersk Tankers Fleet. The two-year retrofit programme is believed to be the largest in the history of maritime satellite communications, with over 150 vessels being converted to FleetBroadband in the first phase. The vessels will be equipped with Thrane & Thrane Sailor 500 terminals. By the end of 2008, over 100 vessels had been installed and were operational with our FleetBroadband 500 service and generating substantial traffic.

On 23 September 2008, we announced the expansion of the FleetBroadband product range to offer an entry-level, globally deployable, combined voice and data service to target and expand the addressable market of small vessels. The new service, FleetBroadband 150, will deliver voice, IP data up to 150kbps and SMS, and is planned to be available by mid-2009.

On 31 December 2008, in line with our previously announced plan, we terminated our R-BGAN service which had been in operation since November 2002 and which was intended as a precursor to our BGAN service. During 2008 the R-BGAN service generated US$8.6m in revenue (2007: US$14.0m), however by December 2008 the monthly rate of revenue was no longer material. We believe that by the end of 2008 the vast majority of R-BGAN users had already migrated or made preparations to migrate to our BGAN services in anticipation of the planned termination of the R-BGAN service. At 31 December 2008, we recorded 4,708 (2007: 7,608) active R-BGAN terminals and removed these from our active terminal count with effect from 1 January 2009.

In January 2009, we mutually agreed with EMS Technologies Canada Limited to terminate a development contract for our GSPS. Inmarsat remains fully committed to launching a global handheld satellite phone service and has appointed Sasken Communications Technologies Limited to lead the programme, as well as making a number of decisions to increase the development effort and ensure that a compelling service offering is available at the earliest opportunity. As a result of this re-organisation of the development effort, Inmarsat believes the introduction of GSPS will be in the second quarter of 2010. It is not expected that this change will lead to any material increase in the overall cost of the programme.

European S-band application process

On 6 October 2008, our wholly-owned subsidiary, Inmarsat Ventures Limited, made an application under the European S-band Application Process (“ESAP”) for an award of S-band spectrum for deployment of services across the 27 member states of the European Community. The application is currently under review by the European Commission and a decision on the award of S-band spectrum is expected in the second quarter of 2009. This follows Inmarsat plc’s announcement in August 2008 that Thales Alenia Space (“Thales”) and International Launch Services (“ILS”) had been selected to support Inmarsat’s ESAP application. The development of the EuropaSat satellite by Thales and the launch contract with ILS are both subject to, inter alia, a successful outcome of the ESAP.

Harbinger Capital Partners

On 25 July 2008, Harbinger Capital Partners (“Harbinger”) and SkyTerra Communications, Inc. (“SkyTerra”) announced their intention to make an offer to acquire the Inmarsat group on terms to be announced following a satisfactory outcome of a regulatory approvals process. However, no offer has been put forward by Harbinger at this time. As previously reported, the Inmarsat plc Board will continue to maintain a constructive relationship with Harbinger and SkyTerra and will consider carefully any future offer that may maximise value for Inmarsat’s shareholders as a whole. The Board continues to remain highly confident in Inmarsat’s standalone business prospects and management’s future plans for the continued independent development of the business.

Appointment of new Chief Operating Officer

On 15 December 2008, we announced that Perry Melton would assume the responsibilities of Chief Operating Officer with effect from 1 January 2009. Mr Melton replaced Michael Butler, who will leave the business on 30 April 2009, as previously announced in March 2008. Mr Melton has been with Inmarsat for over 16 years, with his most recent role as Vice President of Sales and Marketing. Mr Melton has experience across many different operating areas of the business.

Acquisition of Stratos Global Corporation

On 15 April 2009, our ultimate parent company, Inmarsat plc, announced that a direct wholly-owned subsidiary, Inmarsat Finance III Limited (“Inmarsat III”), had completed the indirect acquisition of Stratos Global Corporation (“Stratos”) by exercising an option to acquire the entire share capital of CIP UK Holdings Limited (“CIP UK”).

On 11 December 2007, CIP Canada Investment Inc (“CIP Canada”), a wholly-owned subsidiary of Communications Investment Partners Limited (“CIP Limited”), acquired the entire issued share capital of Stratos Global Corporation, our largest distribution partner, for a consideration of $294.0m Canadian dollars (US$263.3m).

On the same date, Inmarsat III provided a loan for the full consideration paid and associated fees to CIP UK to fund the acquisition (“Transaction”) by its wholly-owned subsidiary CIP Canada (the “Loan Facility”).

On the same date, CIP Limited granted Inmarsat III an option to acquire the entire issued share capital of CIP UK (the “Call Option”).

The Call Option was exercised on 15 April 2009 resulting in Stratos (one of our key distribution partners) becoming an indirect wholly-owned subsidiary of Inmarsat plc.

As described above, the acquisition of Stratos was funded in December 2007 and no material additional financing was required to complete the transaction in April 2009.

The acquisition of Stratos reduces our reliance on third party distribution partners to distribute our services. In the foreseeable future we expect Stratos operations to continue to be managed by the existing Stratos management team, reporting directly to Inmarsat at a corporate level.

As a result of the acquisition Inmarsat plc indirectly assumed all the assets and liabilities of Stratos, including its existing indebtedness of US$361.8m at 31 December 2008. As the acquisition of Stratos occurred at the level of our parent company, none of CIP UK, CIP Canada, Stratos nor any of its subsidiaries is or will become a Restricted Subsidiary of the Company. As a result, none of the Guarantors of the Senior Notes, nor the Guarantor of the Senior Discount Notes will have any obligation with respect to the liabilities and indebtedness of Stratos. Equally, the Company and its Restricted Subsidiaries will not benefit from any distributions by Stratos to its parent company, unless any distributions are re-invested in or otherwise passed to the Company or any of its Restricted Subsidiaries.

Under the terms of the agreements between Inmarsat and its distributors, including Stratos, Stratos will continue to purchase satellite capacity from Inmarsat and provide certain related services to Inmarsat. Payment and credit terms with Stratos will remain consistent with other distributors. Inmarsat has implemented a channel management policy with the intent of preventing unreasonable preference or differentiation between its direct and indirect distribution channels.

BUSINESS OVERVIEW

We are the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide. Inmarsat has 30 years of experience in designing, launching and operating its satellite-based network. With a fleet of eleven owned and operated geostationary satellites, the Group provides a comprehensive portfolio of global mobile satellite communications services for use on land, at sea and in the air. These include voice and broadband data services, which support safety communications, as well as standard office applications such as email, internet, secure VPN access and videoconferencing. The Group’s revenues, operating profit and EBITDA for 2008 were US$634.7m, US$264.3m and US$431.3m respectively.

During 2008, the maritime, land, leasing and aeronautical sectors of our business accounted for 54%, 23%, 13% and 10% of our total mobile satellite communications services revenues, respectively. Currently, some services are available at transmission rates of up to 128 kbps via our Inmarsat-2 and Inmarsat-3 network of satellites; although higher rates are possible where multiple terminals are bonded. Our Broadband Global Area Network (“BGAN”) service to the land mobile sector of up to 492 kbps, our FleetBroadband service of up to 432 kbps, and our SwiftBroadband service of up to 432 kbps, are provided via our Inmarsat-4 satellites. Our BGAN, FleetBroadband and SwiftBroadband services support higher-bandwidth applications, including, videoconferencing, live videostreaming and large file transfer, together with standard office applications such as email, internet, secure LAN access and voice telephony. These services have the same characteristics our end-users have historically enjoyed, including reliability, ease of use and security, and are supported by terminals that are smaller, more portable and cheaper than the terminals used to access our other services.

We have a successful launch and operating record, and have never experienced a satellite failure either upon launch or in orbit. Our current fleet of satellites includes three Inmarsat-2 satellites, launched in the early 1990s, five Inmarsat-3 satellites, launched between 1996 and 1998, and three Inmarsat-4 satellites, launched in March 2005, November 2005 and August 2008. Our Inmarsat-2 satellites have remained in commercial operation beyond their original design lives and our Inmarsat-3 satellites are expected to also. We currently expect that the last of our Inmarsat-2 satellites will cease commercial operation in approximately 2016, and that the last of our Inmarsat-3 satellites will cease commercial operation in approximately 2017.

The first Inmarsat-4 satellite was launched in March 2005 and began commercial service in the second quarter of 2005 as the primary satellite in the Indian Ocean region supporting our R-BGAN service, which was previously provided over satellite capacity we leased from Thuraya. The second Inmarsat-4 satellite was launched in November 2005 and began commercial service in the first quarter of 2006 as the primary satellite in the Atlantic Ocean region. The third Inmarsat-4 satellite was launched in August 2008 and entered commercial service in January 2009. This concludes a decade of development on the Inmarsat-4 programme. Each of our Inmarsat-4 satellites is up to 60 times more powerful and has up to 16 times more communications capacity than an Inmarsat-3 satellite and the Inmarsat-4 satellites extend the commercial life of our satellite fleet to beyond 2020. The Inmarsat-4 satellites serve as the platform for our broadband services—BGAN, FleetBroadband and SwiftBroadband and our satellite phone service (“SPS”).

With the third Inmarsat-4 satellite operational, we were able to implement plans to reposition a number of satellites in our satellite constellation. The repositioned constellation gives us full global coverage for our broadband services—BGAN, FleetBroadband and SwiftBroadband—at the same time as optimizing data connectivity across our worldwide network. The repositioning of our satellites and transfer of our broadband services has now been completed. The new global Inmarsat-4 satellites regions are:

•	Inmarsat-4 Americas—98 degrees West

•	Inmarsat-4 EMEA—25 degrees East

•	Inmarsat-4 Asia-Pacific—143.5 degrees East.

Also involved in the transfer were Inmarsat’s SPS—IsatPhone, LandPhone and FleetPhone—which now operate on two of the Inmarsat-4 satellites, namely the Inmarsat-4 EMEA and Inmarsat-4 Asia-Pacific satellites.

We sell the majority of our mobile satellite communications services on a wholesale on-demand basis via a well-established, global network of distribution partners, who provide our services to end-users, either directly or indirectly through service providers. Our global network of distribution partners and over 400 service providers in approximately 190 countries on six continents provide our services to end-users worldwide. Our distribution partners are affiliated with some of the largest communications companies in the world, including KDDI and Singtel and also include other significant distribution partners, such as Stratos and Vizada (formerly France Telecom Mobile Satellite Communications). We have targeted new distribution partners to distribute our broadband services either directly to end-users or through service providers. Pursuant to our Distribution Agreements, we charge our distribution partners wholesale rates, based on duration or volume of data transmitted or length of voice call according to the types of services they distribute to end-users, subject to annual volume discount arrangements.

In addition, third parties, such as the US Navy, lease mobile satellite communications services capacity from us through our distribution partners.

The following tables set forth the breakdown of revenue by business sector in dollar terms and as a percentage of total consolidated revenues for the periods indicated:

	2008	2007	2006
	(US$ in millions)
Maritime	332.5	310.3	284.7
Land	141.8	125.8	116.1
Aeronautical	64.4	44.3	30.7
Leasing	79.7	66.2	60.3

Total mobile satellite communications services	618.4	546.6	491.8
Other income	16.3	10.6	8.3

Total consolidated revenues	634.7	557.2	500.1

	2008	2007	2006
	(percentage)
Maritime	52.4%	55.7%	56.9%
Land	22.3%	22.5%	23.2%
Aeronautical	10.1%	8.0%	6.1%
Leasing	12.6%	11.9%	12.1%

Total mobile satellite communications services	97.4%	98.1%	98.3%
Other income	2.6%	1.9%	1.7%

Total consolidated revenues	100.0%	100.0%	100.0%

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

	2008	2007	2006
	(US$ in millions)
Europe	224.5	196.8	251.0
North America	323.1	289.3	155.5
Asia Pacific	76.5	63.7	86.2
Rest of the world	10.6	7.4	7.4

Total revenues	634.7	557.2	500.1

Our Services and End-Users

Our principal services are mobile satellite communications services, which in 2008 accounted for approximately 97.4% of our revenue.

Mobile Satellite Communications Services

End-users access our mobile satellite communications services at sea, on land and in the air. We provide mobile data and voice services on a wholesale, on-demand basis through user terminals that vary based on bandwidth capability, size, mobility, and cost and lease capacity. Some of our services are available only in specified sectors (e.g., maritime-only applications), while others are available across a number of market sectors.

In 1982, we introduced our first service, Inmarsat A, an analogue voice and low-speed data product focused initially on the maritime sector. Since 1982, we have introduced a series of digital data and voice products that have helped consolidate our position in the maritime sector, facilitated our entry into the land and aeronautical sectors and added increasingly high-speed data products to our portfolio which we have grown for 30 years. The Inmarsat A service was terminated on 31 December 2007.

Our BGAN service and Other New Service Launches

BGAN

The broadband capability offered by our Inmarsat-4 satellites has allowed us to introduce a new generation of mobile satellite communications services. Our BGAN service is the first such service which we introduced in December 2005 initially in the land sector in EMEA and parts of Asia. BGAN offers end-users secure, reliable broadband capability for high-speed data applications. The service supports data transmission rates of up to 492 kbps, similar to, and in some cases higher than, the transmission rates planned for third generation (3G) terrestrial wireless networks, with the option of 64 kbps ISDN or IP streaming at 32, 64, 128 or 256 kbps. Inmarsat plans the introduction of asymmetric IP streaming rates of 384kbps in mid-2009. Applications for BGAN include office applications (VPN and LAN), large file transfer, video store-and-forward, video live broadcast, video conferencing and high-quality, price-competitive voice telephony. BGAN supports services such as SMS, call waiting, call forwarding and voicemail. Our BGAN service was commercially launched in the Americas in mid 2006. Service is now available globally.

Other broadband services (Aeronautical and Maritime)

In 2007 we launched our SwiftBroadband and FleetBroadband services. Our SwiftBroadband and FleetBroadband services can be accessed by end-users through dedicated terminals specifically designed for use in flight and at sea, respectively.

SwiftBroadband is suitable for a range of applications from aircraft operation and management to cabin applications such as email, internet access, SMS text messaging and integration into in-flight entertainment systems. SwiftBroadband is also being deployed in trials for the in-flight use of cellular phones and PDAs.

FleetBroadband is the first maritime communications service to provide cost-effective broadband data and voice, simultaneously, on a global basis. FleetBroadband brings vessels into the IP era, however it still supports the core ISDN capability of our existing services. Operational systems can be running online and users can simultaneously still access email, the internet and make phone calls, all via a single terminal.

SPS Services

Since 2007, our service portfolio has included the new handheld IsatPhone service and its fixed land and maritime derivatives, the LandPhone and FleetPhone services. IsatPhone, which is the first handheld satellite phone in the Inmarsat portfolio, is a dual-mode satellite/GSM phone. It is targeted at business and personal users who travel or work in areas where local telephone networks are unreliable or non-existent. LandPhone is a fixed land satellite phone installation targeted at remote villages. FleetPhone is a low-cost maritime voice service.

Initially SPS is available across much of the Middle East, Africa and Asia. Our GSPS will be rolled-out globally following an extensive network and terminal modernization and development programme currently expected to be completed in the second quarter of 2010.

Maritime End Users

We provide mobile satellite communications services to the maritime sector. During 2008, the maritime sector represented 52.4% of our total revenues, of which approximately 31.5% was generated by voice services and 68.5% was generated by data services.

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

Maritime end-users utilize our satellite communications services for the following:

•

Data and information applications.    Ships’ crews and passengers use our services to send and receive email and data files, and to receive other information services such as electronic newspapers, weather reports, emergency bulletins and electronic charts and their updates. The new data speeds we now offer allow video conference applications to work over the premium services which enable video conference calling from any ocean region around the world.

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

•

Voice services for passengers and crew.    Maritime global voice services are used for both vessel operations and social communications for crew welfare. Merchant shipping operators increasingly use our services to provide phone cards and /or payphones for crew use with preferential rates during off peak times during the day.

With respect to existing services, we provide the following products to the maritime sector: Inmarsat B, Inmarsat C, Mini-C, Inmarsat D+, Inmarsat M, Mini M, Fleet 33, Fleet 55, Fleet 77 and Fleet 77 128K and leases. These products offer voice services and data transmission rates ranging from 600 bps to 128 kbps.

On 31 December 2007, at the end of a five-year notice period given to our end-user customers and the maritime industry, we switched off our only analogue service, known as Inmarsat A. This service had been in continuous operation since its launch in 1982, offering voice and data communications mostly to ships and other vessels at sea. Although at one time accounting for a significant proportion of our revenues, the vast majority of users of the Inmarsat A service had migrated to our newer digital services prior to the switch off. During 2007 the Inmarsat A service generated US$3.9m in revenue, however by December was not generating any material level of revenue, with the vast majority of users having migrated to newer Inmarsat services such as Fleet.

The remainder of our maritime services are digital, and typically offer higher-speed data transmission rates designed to meet increasing demand from shipping enterprises for cost-effective services and a broader range of applications, such as email and internet and intranet access.

In November 2007, Inmarsat commercially launched its FleetBroadband service offering voice and high-speed IP data service at transmission rates of up to 432 kbps to the world’s vessels, regardless of geographic location. This service represents a significant advancement in maritime mobile communications and will serve the maritime industry to 2023 and leverages the full capability of the Inmarsat BGAN network.

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

Land-Based End-users

We provide mobile satellite communications services to the land mobile sector globally, providing services to areas not served or not served well by existing terrestrial communications networks. We believe that increasing workforce mobility and widespread demand for reliable mobile communications devices capable of delivering higher data rates should contribute to increasing demand for our land-based data services by users operating outside the coverage of terrestrial networks.

During 2008, the land mobile sector represented 22.3% of our total revenues, of which voice services generated approximately 8.0% and data services generated approximately 92.0%.

Military and government agencies constitute the largest end-users in the land mobile sector and, similar to maritime end-users, demand reliable, high quality services. In addition to military and government users, aid organizations, media, construction, energy and transport companies utilize our services. Global security concerns, such as the recent conflicts and peacekeeping events in Afghanistan and Iraq and in response to natural disasters, continue to increase demand for our services around the globe.

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

•

Mobile and remote office connectivity.    A variety of enterprises use our services to place and receive voice calls, access data, email, digital images, internet and facilitate corporate network connectivity.

•

Vehicle and facilities management.    Our services are used to monitor the location of transport fleets and to conduct two-way communications with drivers. Governments and multinational corporations use our services to run applications that enable the remote operation of facilities such as lighthouses, oil pipelines and utilities networks.

We offer both data and voice services to land sector end-users. Other than SPS, all of our existing land services are available globally (excluding extreme polar regions).

With respect to existing services, we provide the following products to the land sector: Inmarsat B, Inmarsat C, Inmarsat D+, Inmarsat M, Mini M, GAN, BGAN and SPS. These products offer data transmission rates ranging from 600 bps to 492 kbps (or higher, where multiple terminals are bonded).

Higher speed versions of our Inmarsat B service offer data transmission rates up to 64 kbps and our GAN service up to 256 kbps by combining channels; a rate higher than that available over most existing terrestrial wireless networks. Our GAN service offers a seamless extension for corporate networks for email, internet access, remote office connectivity and document transfer. Our Mobile Packet Data Service, for which end-users pay by the volume of data received and transmitted, rather than by the amount of time that they are on a call, further enhances our GAN service by supporting IP standards. This facilitates more cost-effective services and a wider variety of applications.

Commercial BGAN services commenced in December 2005 offering data rates up to 492 kbps. BGAN supports IP data services as well as traditional circuit switched data and voice, simultaneously via small, lightweight terminals that are easy to set up and simple to use. Furthermore BGAN is the first mobile communications service to offer guaranteed data rates on demand (“streaming”), to support real-time applications such as, ‘live’ news reports from the fields.

In September 2007 we announced the introduction of our new low data rate service, IsatM2M, which is a next-generation satellite telematics service based on our existing Inmarsat D+ service.

On 31 December 2008, in line with our previously announced plan, we terminated our R-BGAN service which had been in operation since November 2002 and which was intended as a precursor to our BGAN service. During 2008 the R-BGAN service generated US$8.6m in revenue (2007: US$14.0m), however by December 2008 the monthly rate of revenue was no longer material. We believe that by the end of 2008 the vast majority of R-BGAN users had already migrated or made preparations to migrate to our BGAN services in anticipation of the planned termination of the R-BGAN service. At 31 December 2008, we recorded 4,708 (2007: 7,608) active R-BGAN terminals and removed these from our active terminal count with effect from 1 January 2009.

Aeronautical End-users

We provide mobile satellite communications services to the aeronautical sector and in 2008 the sector represented 10.1% of our total revenues. In the aeronautical sector, our satellite communications services are used by commercial airlines, corporate jets, as well as government users. Avionics from our hardware partners have become factory options or standard equipment on a range of airframes in business aviation and air transport.

Our Aeronautical services are Aero C, Aero H/H+, Aero I, Aero L, Mini M, Swift 64 and SwiftBroadband. They offer voice and data communication rates ranging from 600 bps up to 432 kbps per channel. The Aero L, I, H and H+ services are compliant with ICAO’s standards for provision of safety services.

Aeronautical users utilize our satellite communications services for:

•

Air traffic control communications (“safety services”).    Aircraft crew and air traffic controllers use our services for data and voice communication between the flight deck and ground based control facilities. This includes ADS (Automatic Dependent Surveillance) for waypoint position reportings ACARS/FANS (Aircraft Communication and Reporting System/ Future Air Navigation System) for data link messages between controller and aircraft and CPDLC (Controller Pilot Data Link Communication “CPDLC”) for clearance and information services. Examples of this are user co-ordinate revisions of flight plans en route and transmission of aircraft systems’ data to the ground.

•

Operational communications.    Aircraft crew and airline ground operations use our services for air-to-ground telephony and data communications. For example aircraft systems’ “mission critical” condition data can be transmitted to the ground or administrative data can be transferred to the aircraft.

•

Aeronautical passenger communications.    Our services are being used for air-to-ground telephony, fax services and, communications as well as the enabler for in-flight mobile phone systems. The traditional in seat phone systems have been dominating passenger communication to date, but in addition to a number of ongoing trials, Emirates Airlines, Watanyia, RyanAir and Royal Jordanian are all now providing commercial services allowing passengers to communicate using their own mobile phones, Blackberry’s and other PDA’s.

Our Swift 64 service is firmly established as the recognised form of data connectivity to corporate jets and government aircraft. After the introduction of SwiftBroadband, which allows for higher data speed and simultaneous voice and data communication, the initial take up of the new service has come from these sectors.

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

Specialized third parties manufacture our user terminals and, except in the case of SPS terminals, sell them to end-users directly or via their own independent sales channels, as do our distribution partners and service providers. In the case of end-user terminals for SPS, we sell these terminals directly to our distribution partners. We establish the performance specifications of all terminals used to access our services with the terminal manufacturers. This helps us to ensure that our service quality objectives are met.

Our BGAN and SPS terminals are designed to provide access via our Inmarsat-4 satellites. BGAN terminals use the same Subscriber Identity Module (“SIM”) cards as terrestrial wireless terminals. This inter-operability enables distribution partners and service providers to deliver a single bill to users for both their mobile satellite and terrestrial communications services, subject to the establishment of appropriate roaming agreements.

Thrane & Thrane, Hughes Network Systems and Add Value have developed terminals to access our BGAN service. These manufacturers offer BGAN terminals for sale to end-users through their respective networks. We have not entered, and do not plan to enter, into any purchase commitments for BGAN distribution terminals. In 2007 we launched SPS and terminals for this service are produced by leading contract equipment manufacturers (“CEM”), for example Flextronics and PCI.

In January 2009, we mutually agreed with EMS Technologies Canada Limited to terminate a development contract for our GSPS. Inmarsat remains fully committed to launching GSPS and has appointed Sasken Communications Technologies Limited to lead the programme, as well as making a number of decisions to increase the development effort and ensure that a compelling service offering is available at the earliest opportunity. As a result of this re-organisation of the development effort, we believe the introduction of GSPS will be in the second quarter of 2010. It is not expected that this change will lead to any material increase in the overall cost of the programme. The manufacturing and product distribution strategy for this new product will be announced in due course.

Leasing

We lease capacity on our satellites to distribution partners who provide the capacity to end-users. Typically, our capacity leases are short-term, with terms up to one year, although they can be as long as five years. We also lease specialized satellite navigation transponders on our Inmarsat-3 and Inmarsat-4 satellites primarily for the provision of navigation services to US and European civil aviation organizations, for up to five years. For 2008, total leasing revenues represented 12.6% of our total revenues.

Distribution

Existing Services

Our existing services (other than the family of broadband and SPS services) distributed through the network of our Land Earth Station Operators are governed by the Space Segment Access Agreement (“SSAA”) which came into effect on the 15th April 2009 and which replaces the former Land Earth Station Operator Agreement (“LESO Agreement”).

This agreement will subsist for a minimum period of five (5) years but has no fixed term although the SSAA may be terminated on two (2) years written notice by Inmarsat.

Whilst there are similarities between the SSAA and the LESO Agreement, there are substantive differences including;

•	the ability for Inmarsat to contract directly with end users

•	greater flexibility to amend pricing and other contractual terms after an appropriate notice period

•	less emphasis on volume discount schemes

It remains the case that we do not set the prices that end-users pay for our services.

For more information on the Distribution Agreements, see “Item 10: Additional Information—Material Contracts”.

Broadband and SPS family of Services

Our broadband and SPS family of services are governed by the Network Services Distribution Agreement (“NSDA”). The NSDA terms and conditions apply to all these services (with each service having different annexes) as well as future services that Inmarsat may elect to offer via its network to distribution partners. This will obviate the need to negotiate new agreements for each new service.

We distribute our broadband and SPS family of services through certain of our existing distribution partners (who include broadband and SPS services in their portfolio of Inmarsat services which they offer to end-users), as well as through distribution partners who focus exclusively on our broadband and/or SPS services. This group of distribution partners has been selected on the basis of strength to deliver our broadband and SPS services to key end-user markets and distribution partners’ willingness to invest significant resources to collaborate with us in the development and marketing of our broadband services and SPS services.

Whilst there are similarities between the NSDA and the previous individual distribution agreements as with the SSAA, there are substantive differences including;

•	the ability for Inmarsat to contract directly with end users

•	greater flexibility to amend pricing and other contractual terms after an appropriate notice period

•	less emphasis on volume discount schemes

•	the ability to recruit service providers as distribution partners

It remains the case that we do not set the prices that end-users pay for our services.

For more information on the Distribution Agreements, see “Item 10: Additional Information—Material Contracts”.

Sales and Marketing

Our sales and marketing organization is designed to reflect our strategy as a mobile satellite services wholesaler, which leverages on our extensive network of distribution partners and service providers. Our sales and marketing organization interacts closely with our distribution partners and certain service providers to support them in marketing our existing and new mobile satellite communication services to end-users. We engage in targeted joint marketing activities with them to attract end-users to our services. At the same time, a key function of our sales and marketing organization is to gather, review and analyze end-user market intelligence as an important input towards our business and product strategy.

Our Network and Technology

Our Network

Our network is one of the largest satellite-based global mobile communications networks in the world. It comprises:

•	our fleet of 11 owned satellites in geostationary orbit;

•	land earth stations owned by our distribution partners, which transmit and receive our communications services to and from our satellites;

•	three satellite access stations comprising a total of seven antennae, all of which transmit and receive our BGAN traffic to and from our satellite network;

•

in respect of our SPS, we have established a gateway in Subic Bay, Philippines in cooperation with Philippines Long Distance Telephone Company and a gateway in Fucino, Italy as part of our BGAN SAS facility; and

•	a range of wireline communications links to terrestrial communications networks, which are procured or provided by our distribution partners (except for broadband and SPS services).

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

Construction of a third satellite access station in Hawaii USA, which transmits and receives our broadband and SPS traffic to and from our satellite network, is now complete.

Our Satellites

The key characteristics of our existing geostationary satellites are summarized in the following table:

Key characteristics	Inmarsat-2	Inmarsat-3	Inmarsat-4

Number of satellites	3 (all in orbit)	5 (all in orbit)	3 (all in orbit)

Coverage and spot beams	Global beam	Global beam and six wide spot beams(1)	Global beam, 19 wide spot beams(1) and 200+ narrow spot beams(2)

Launch dates	October 1990 - April 1992	April 1996 - February 1998	F1 launched March 2005 F2 launched in November 2005 and F3 launched in August 2008

Orbital position (on the equator)	142W, 98W, 109E	64E, 15.5W, 178E, 54W, 25E	143.5E, 25E, 98W

Geographic coverage	Global (other than extreme polar regions)	Global (other than extreme polar regions)	Global (other than extreme polar regions)

Manufacturer	British Aerospace	Lockheed Martin	Astrium

Payload(4)	Hughes	Marconi	Astrium

Launch vehicle	Delta, Ariane	Atlas Centaur, Proton, Ariane	Atlas V (first launch) Sea Launch (second launch) Proton (third launch)

Cost (including launch insurance)	US$675m	US$895m	US$1.1 billion(4)

(1)	A wide spot beam has an average diameter of approximately 3,400 kilometres (2,100 miles), covering an area approximately the size of the continental United States.

(2)	A narrow spot beam has an average diameter of approximately 800 kilometres (500 miles), when pointed directly at the geographical regional immediately below the satellite (the “sub-satellite point”). This equates to an area approximately the size of Kenya. As the spot beam geographical coverage progressively moves away from the sub-satellite point, the geographical area covered by a narrow spot beam also progressively increases.

(3)	Payload refers to communications subsystem.

(4)	Based on our estimate of the costs to build, launch and insure three Inmarsat-4 satellites. Excludes the development cost of building our three satellite access stations and end-user terminals.

Our Inmarsat-2 and Inmarsat-3 Satellites

Each of our Inmarsat-2 satellites and Inmarsat-3 satellites covers up to one third of the earth’s surface, giving our existing services a global reach (except for the extreme polar regions).

Our satellites take advantage of the relatively wide coverage patterns of the antennae of mobile ground terminals with which they communicate to operate in orbits slightly inclined to the equatorial, thus reducing their station-keeping fuel requirements and thereby extending their maneuvering lifetimes. The satellites contain on-board fuel to support both regular position maintenance maneuvers and possible relocations to new orbital locations. All maneuvers consume on-board fuel and therefore reduce the remaining station-keeping life of a satellite. We have managed the maneuvers of our satellites in order to optimize the usable life of our satellite fleet.

In 2006 we de-orbited one of our four Inmarsat-2 satellites and now have only three of our Inmarsat-2 satellites remaining in orbit.

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

In early 2009 and following the successful launch of the third Inmarsat-4 satellite the previous year, we completed a satellite repositioning programme which created three new regions for our Inmarsat-4 satellites and the BGAN, SPS, SwiftBroadband and FleetBroadband services they support. This has enabled our Inmarsat-4 coverage to extend across the globe.

Ground Infrastructure for Inmarsat-2 and Inmarsat-3 Satellites

Our existing satellites receive and transmit our existing communications services through a network of land earth stations that are owned by our distribution partners. These land earth stations procure or provide the connections required to link our satellite system with terrestrial communications networks.

Our satellites are controlled from our satellite control and network operations centre in London via tracking, telemetry and control ground stations situated in the United States, Canada, Italy, Norway, China, New Zealand and Russia. Typically with a repetition rate of about every 16 seconds our satellites transmit a set of data about themselves comprising thousands of parameters. From our satellite control centre we manage each satellite’s on-board system, maintain each satellite within its designated orbital location and monitor the performance data transmitted from each satellite, taking corrective actions as required. Our network co-ordination stations allocate channels among the land earth stations in their regions. Our satellite control centre, our six ground stations and our four principal network co-ordination stations are all connected by a variety of leased communications links.

Our operation and control infrastructure is designed to ensure that redundant facilities are available should components in our operation and control system fail. Most of our satellites can be controlled from two ground stations, and we have a fully redundant back-up control centre in England that mirrors the functionality of our primary satellite control and network operations centre in London. Over the three years ended 31 December 2008, our average network availability for our existing and evolved services exceeded 99.99%.

Ground Infrastructure for Our Inmarsat-4 Satellites

Following the successful launch for the third Inmarsat-4 satellite during the second half of 2008, we initiated in late 2008/early 2009 a series of changes to the orbital locations of our Inmarsat-4 satellites, and made some changes to the services being carried on these satellites. As a result, the Inmarsat-4 satellites no longer carry our Existing and Evolved services—these have in all cases returned to the Inmarsat-3 constellation on a global basis. Traffic carried on the Inmarsat-3 satellites is supported by existing land earth stations owned by LESOs with respect to the transmission and receipt of our Existing and Evolved services.

At the conclusion of the changes made to the orbital locations of the three Inmarsat-4 satellites, three new regions were created – the Americas, EMEA and Asia-Pacific. Two of our existing Satellite Access Stations (“SASs”), located at Fucino in Italy and at Burum in the Netherlands, transmit and receive our broadband family of services via the EMEA satellite, located at 25E longitude. These two stations provide complete site redundancy in case of partial or total outage of one SAS station for these services. In early 2009, a new SAS in Hawaii commenced operating over the Americas Inmarsat-4 satellite at 98W longitude and the Asia-Pacific satellite at 143.5E longitude.

We have entered into contracts with Telespazio S.p.A., with Stratos (Inmarsat plc’s indirect subsidiary company with effect from 15 April 2009) and with Intelsat Limited, to prepare and operate the Fucino SAS, the Burum SAS and the Hawaii SAS, respectively.

In respect of our recently launched SPS over Inmarsat-4 F1, we have established a gateway in Subic Bay, Philippines in cooperation with Philippine Long Distance Telephone Company. Our next generation SPS, GSPS, will be operated via the Subic Bay Gateway, together with the Gateways co-located with the Hawaii and Fucino SAS facilities.

Billing

Our billing systems collect and process data relating to all communications services we provide over our satellite network.

For circuit-switched Existing and Evolved data and voice services, where capacity is provided on a demand-assigned basis, our charges for the service commence from the time that one of our network co-ordination stations assigns a channel (when a signal is received by the network co-ordination station from one of our satellites) and end when the channel is released. Services billed on this basis include all Existing and Evolved voice services and our Inmarsat B, Mini M, Swift 64, Fleet and GAN ISDN data services.

For packet-switched Existing and Evolved services, provided on a demand-assigned basis, we charge on a usage basis according to the volume of data transmitted. Examples of such services include GAN Mobile Packet Data, Fleet Mobile Packet Data, Swift Mobile Packet Data, Inmarsat C and certain aeronautical data services.

We also utilize selected satellites to provide dedicated leased capacity for various Existing and Evolved services, and to provide specialized navigational transponder facilities. Lease charges are determined by satellite availability, lease duration, and the capacity, measured by service type, power and bandwidth, provided under the lease.

For circuit-switched Satellite Phone Services, where capacity is provided on a demand-assigned basis, we charge for usage according to call duration, measured at the appropriate switching centre.

Our broadband services are provided on a demand-assigned basis, with traffic being measured at the appropriate switching centre. For services other than streaming, we charge according to the volume of data transmitted. We market a number of rate plans, some of which feature advance payment in return for reduced rates and the facility to utilize the associated traffic allowance over an extended period of time. Streaming services are guaranteed IP communications services and are charged by duration of call.

Capacity provided on a demand-assigned basis is invoiced monthly and payable by the distribution partner on a monthly basis. Where capacity is leased, invoices are generated and payable by the distribution partner on a basis appropriate to the duration of the lease. Typically, for leases of 12 months or less, invoices are payable prior to commencement of the lease. Leases which are high value and for longer than 12 months are payable quarterly in advance.

Insurance of Our Business and Insurable Assets

Insurance of Our Satellites

In-orbit insurance.    We maintain in-orbit insurance for our first two Inmarsat-4 satellites and our current policy is in place until August 2009. In addition, we obtained “launch plus one year” insurance to cover the launch of the third Inmarsat-4 satellite and its first year of in-orbit operations, also until August 2009. The cost of obtaining insurance varies as a result of either satellite failures or general conditions in the insurance industry. For future years, in-orbit insurance policies for our Inmarsat-4 satellites may not continue to be available on commercially reasonable terms, or at all. We intend to maintain commercially prudent levels of in-orbit insurance for our Inmarsat-4 satellites on expiry of the existing in-orbit insurance coverage.

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

Intellectual Property

Our Brand

Our main brand is “Inmarsat”. The “Inmarsat” word is a trade mark licensed to us exclusively and perpetually by the International Mobile Satellite Organization (“IMSO”). We have the right to have IMSO apply for registration of this trade mark in the name of the IMSO in any country in the world. The trade mark is currently registered for equipment and services that are important to our business in countries including Australia, Brazil, the Netherlands, Belgium, Luxembourg, Canada, China, France, Germany, Norway, Singapore, Mexico, New Zealand, UAE, Egypt, Japan, Russia, South Africa, the United Kingdom and the United States.

Our license from IMSO allows us to grant sub-licenses. We have granted non-exclusive and royalty-free sub-licenses to, among others, our distribution partners and service providers to use the Inmarsat brand on the basis of the IMSO License.

Protecting Our Technological Developments

We use reasonable efforts to protect certain significant technology by filing patent applications in key jurisdictions. Our key jurisdictions vary depending on the technology involved. Patent applications are ordinarily filed in the United States, key European countries, Hong Kong, China, Canada, Mexico, the UAE and Japan. Priority applications are usually filed in the United Kingdom.

In addition to the above, or where patent protection is not possible or practicable for us, we seek to protect significant information about our technology, or “know-how”, by releasing it only to those third parties who have a reasonable need to access it (for example, for “Inmarsat Purposes,” in connection with the design, development, manufacture, reconstruction, modification, establishment, operation or maintenance of equipment, components or software capable of use, either directly or indirectly, with the satellites and other centralized infrastructure owned, leased or operated by or on behalf of Inmarsat) and who have signed confidentiality agreements or license agreements containing strict confidentiality obligations.

Key Operational Software

We own some of the key operational software used in our satellite control and network operations centre because it was created by our employees or by outside consultants who have transferred their intellectual property rights in that software to us. The main software suites of this kind are an Off-Air Monitoring System, an Inmarsat Network Monitoring System, both of which are used in our network operations center, and the Inmarsat Storm Satellite Support System suite of software used to control our satellite fleet and ground stations. In particular we commercially supply our satellite control software to third parties, as a way of reducing maintenance costs, funding of additional safety features for satellite control and retaining critical operational skills in the business.

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

Competition

Introduction

The global communications industry is highly competitive. We face competition from a number of communications technologies in a number of the target sectors for our services. It is likely that we will continue to face significant competition in some or all of our target sectors in the future.

Global Mobile Satellite Communications Services Competitors

We currently face competition globally from two mobile satellite communications services operators, Iridium (global) and Globalstar (multi-regional). Both Iridium and Globalstar operate in a separate part of the spectrum to us, in the “Big LEO” band, meaning that they do not interfere with our L-band operations or compete for spectrum in the L-band.

After commencing operations in 1998, Iridium filed for US bankruptcy protection in March 2000, Iridium recommenced service in early 2001. Since then, we have faced increasing competition from Iridium in some of our most material target markets, particularly in relation to voice and our lower speed Mini M data service in the maritime and land mobile sectors. Iridium provides data and voice services at rates of up to 9.6 kbps using compression software. In 2006, Iridium introduced a packet data service called SBD (Short Burst Data) which competes with IsatM2M and Inmarsat D+. In 2008, Iridium announced the introduction of a higher rate data service, OpenPort, targeted at the maritime market, and a new handheld terminal. The terminals used to access Iridium services are generally handheld devices that are smaller and less expensive than the terminals used to access our traditional services. In addition, Iridium’s end-user call charges are competitive with, and in some cases cheaper than, the rates offered by our distribution partners and service providers for our comparable services (not handheld).

Globalstar, which operates a multi-regional low-earth orbit system, began introducing commercial services in 2000. In February 2002, Globalstar filed for bankruptcy protection, which it exited in 2004 following its acquisition by Thermo Capital Partners. Globalstar was required to list publically by October 2006 under the conditions to exit from Chapter 11, and did so at that time, raising gross proceeds of approximately US$127.5m. Despite near-global satellite coverage, Globalstar’s service is available only on a multi-regional basis as a consequence of gaps in its ground transmission facilities but for which they have plans to reduce such gaps. The Globalstar system provides data and voice services at transmission rates of up to 9.6 kbps. The newest terminals used to access Globalstar services support only satellite mode, but older models can also be used to access GSM terrestrial wireless communications services if the end user has service contracts with the GSM providers. Globalstar’s end-user call charges are competitive with, and in some cases cheaper than, the rates offered by our distribution partners and other service providers for our comparable services.

In March 2005, Globalstar applied to the FCC for authorization to provide an integrated mobile satellite communication service/ATC service in the United States.

In February 2007, Globalstar announced that it was experiencing accelerated degradation of the amplifiers for S-band satellite communications in many of its satellites. This degradation has resulted in a significant adverse impact on Globalstar’s ability to provide uninterrupted two-way voice and data services on a continuous basis in any given location.

Globalstar successfully launched four satellites each on 29 May 2007 and 21 October 2007 which do not have the S-band amplifier problem. Globalstar did not launch any satellites in 2008.

In March 2009, Globalstar announced that the French government’s export credit agency intends to provide long-term credit insurance to support a US$574m credit facility to be extended by a syndicate of banks to Globalstar. Closing conditions for the credit facility include conversion into equity of senior secured term and revolving credit loans from Globalstar’s principal stockholder and the receipt by Globalstar of additional equity and contingent equity in an amount of approximately US$100m. Globalstar intends to use this financing to fund the manufacture and launch of Globalstar’s second generation satellites, the construction of its next-generation ground network and the design of its next-generation satellite interface chipsets.

Regional Mobile Satellite Communications Services Competitors

There are a number of regional mobile satellite operators with whom we compete in the provision of services to end-users who do not require global or multi-regional services. All of these competitors operate geostationary satellites. Some of them provide data and voice services at transmission rates ranging from 2.4 to 9.6 kbps while others provide data at transmission rates of up to 444 kbps. Our regional mobile satellite competitors currently include Thuraya, principally in the Middle East and Africa, SkyTerra (formerly Mobile Satellite Ventures—MSV) in the Americas, Optus MobileSat in Australia, INSAT 3C in India and N-Star in Japan.

Thuraya offers voice and data services at transmission rates of up to 144 kbps in Europe (excluding parts of Scandinavia), Northern and Central Africa, the Middle East, parts of Central Asia and the Indian subcontinent. Thuraya supports GSM roaming services. In 2008 Thuraya successfully launched and brought into commercial service its Thuraya-3 satellite which provides additional coverage across the Asia-Pacific region.

SkyTerra offers voice and low-speed data services in the Americas using vehicle mounted devices that are smaller in size and less expensive than comparable Inmarsat terminals such as Mini M. On 8 November 2004, the FCC issued an order granting SkyTerra an ATC license and approving several waivers of the ATC Ruling that SkyTerra requested, while deferring ruling on certain additional waivers. For more information, see “Item 3: Risk Factors—Risks Relating to Our Business—Use by our competitors of L-band spectrum for terrestrial services could interfere with our services and to the discussion of a spectrum coordination agreement we have with SkyTerra.

Skyterra is constructing two satellites to support its ATC service, Skyterra 1 and Skyterra 2. Skyterra intends to launch the first of these satellites between March and May of 2010 and the second satellite during the fourth quarter of 2010 or the first quarter of 2011.

ACeS offers voice and low-speed data services in South East Asia, with particular focus on Indonesia, Thailand and the Philippines and a particularly strong customer base among Filipino crew for maritime communications services. In September 2006, Inmarsat entered into a strategic collaboration with ACeS.

Thuraya, SkyTerra and ACeS all operate in the L-band, SkyTerra in Region 2 (the Americas), Thuraya in Region 3 (Asia and Australia) and Region 1 (Europe, Middle East and Africa) and ACeS in Region 3, and therefore compete with us for spectrum allocations in the L-band. During 2007 we held discussions with Mobile Satellite Ventures LP, Mobile Satellite Ventures (Canada) and SkyTerra Communications, Inc. (together “SkyTerra”) about the efficient re-use and reorganization of our respective L-band spectrum across the Americas and we announced in December 2007 that a cooperation agreement for spectrum re-use was signed between Inmarsat plc and SkyTerra.

This agreement includes conditional provisions for the coordination of the parties’ respective existing and planned satellites serving the Americas and for the reorganization of our spectrum and that of SkyTerra over the Americas to provide contiguous spectrum in larger blocks for both our operations and efficient re-use of L-band spectrum. The purpose of the agreement is to increase spectrum efficiency and protect both Mobile Satellite Communication Services (“MSS”) and Ancillary Terrestrial Component (“ATC”) operations from inter-system interference. Additionally, the agreement sets up a framework for commercial cooperation between the parties to support the exploitation by SkyTerra of hybrid MSS-ATC services in North America.

We believe that the cooperation agreement will bring significant benefits to us with the reorganization of the spectrum allocation over the Americas allowing us to continue to grow and deploy our L-band services, especially our Broadband Global Area Network (“BGAN”) services and GSPS, in that region.

ICO Global Communications Inc. and TerreStar Networks Inc. are planning to deploy an integrated MSS/ATC service in North America. ICO successfully launched its satellite in 2008 and introduced trial services in two U.S. cities (Las Vegas and Raleigh-Durham). ICO’s trial services include live television, interactive navigation, and two-way messaging services for vehicles in North America. TerreStar had planned to begin commercial service in 2008 but satellite construction problems forced a delay. The US Federal Communications Commission (“FCC”) and Industry Canada granted a request by TerreStar for an extension of its satellite launch milestone from September 30, 2008 to June 30, 2009, and its operational milestone from November 30, 2008 to August 30, 2009. Both ICO and TerreStar will operate in the 2 GHz band, which will not interfere with our L-band operations. Because there is more contiguous spectrum available in the 2 GHz band, TerreStar will be able to provide higher-speed multimedia services which will compete with our higher-speed services recently launched.

VSAT Service Competitors

We face growing competition in some of our target market segments from communications providers such as Sealink, Vizada, SeaMobile, KVH, ShipEquip and CapRock who operate private networks using VSATs or hybrid systems to target business users. VSATs are fixed transportable or mobile terminals that access higher bandwidth services provided over satellite systems operating in the C-band, Ku-band and Ka-band radio frequencies. As well as new operators entering this area, the addition of further FSS satellite capacity is providing further competitive price pressure on the cost to end-users of VSAT services. Communication services provided by VSATs are primarily targeted at users who have a need for high-volume or high-bandwidth data services, although new entrants into the sector are offering lower volume and bandwidth products in competition with our services. The coverage area of VSAT services is not as extensive as the coverage area of MSS services, but growing rapidly to meet demand and is expected to be substantially global within two years. Technological innovation in VSAT terminals, together with increased C-band and Ku-band coverage and commoditization, have increased the competitiveness of VSAT and hybrid systems in some traditional mobile satellite communication services sectors by permitting smaller, more flexible and cheaper systems.

Terrestrial Competitors

We generally provide services primarily in areas that terrestrial networks do not serve at all or for which they are not the most cost effective or technically fit solution.

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

Regulation of Our Satellite System

UK Outer Space Act 1986

Our activities in outer space are regulated by the UK Outer Space Act 1986, which implements into UK law obligations under various international treaties. The Outer Space Act prohibits us from, among other things, operating a space object and carrying on any activity in outer space without a license from the UK Secretary of State for Trade and Industry issued under the Outer Space Act. Accordingly, we have obtained licenses under the Outer Space Act for our eleven in-orbit satellites.

Under the UK Outer Space Act, we are obliged to provide an indemnity to the UK government for an unlimited amount for any claims brought against it as a result of our licensed activities (for example, any actions brought against the UK government if one of our satellites were to collide with another spacecraft). We are also required by our licenses to obtain insurance of up to £100m per satellite to be used to pay any sums to the UK government in respect of this indemnity, which amount may be increased in the future by the UK government. We have obtained the required insurance for all our in-orbit satellites.

International Telecommunication Union Filings and Co-ordination Procedures

The ITU is the United Nations treaty organization responsible for worldwide cooperation and standardization in the telecommunications sector. The ITU registers radio frequency bands and orbital locations used by satellites and publishes the Radio Regulations, which set out detailed rules for use of spectrum.

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

Frequency in the L-band is supposed to be allocated on an annual basis in a regional multilateral co-ordination process, which takes place annually through two separate and independent regional operator review meetings among satellite operators using frequencies in the L-band. One meeting involves operators whose satellites cover North America (known as “Region 2”), while the other involves operators whose satellites cover Europe (known as “Region 1”), Africa, Asia and the Pacific (collectively known as “Region 3”). Both of these groups co-ordinate our use of frequencies in South America. In each case, satellite operators co-ordinate frequencies and assign spectrum by consensus. It is always possible to agree frequency allocation and co-ordination on a bilateral basis between operators outside this multilateral process, subject to non-interference with third parties.

In December 2007, we signed an agreement with SkyTerra for spectrum re-use and the reorganization of our respective L band spectrum across the Americas.

This agreement includes conditional provisions for the co-ordination of the parties’ respective existing and planned satellites serving the Americas and for the reorganization of our spectrum and that of SkyTerra over the Americas to provide contiguous spectrum in larger blocks for both our operations and efficient re-use of L-band spectrum. The purpose of the agreement is to increase spectrum efficiency and protect both Mobile Satellite Communication Services (“MSS”) and Ancillary Terrestrial Component (“ATC”) operations from inter-system interference. Additionally, the agreement sets up a framework for commercial cooperation between the parties to support the exploitation by SkyTerra of hybrid MSS-ATC services in North America.

In general, increased competition for spectrum and orbital locations (and/or disputes with parties to regional co-ordination processes) may make it difficult for us to retain rights to use the spectrum and orbital resources we require either generally or in relation to particular regions or countries. We cannot guarantee that we will be able in the future to retain spectrum and orbital rights sufficient to provide our existing or future services. We also cannot determine to what extent regulatory authorities will charge us or our distribution partners for the use of mobile satellite service spectrum or how much would need to be paid to acquire or retain such spectrum in the future. To the extent we or our distribution partners are unable to retain the rights to use such spectrum or are required to pay for such use (by spectrum auctions or otherwise), our ability to provide services may either be limited or become more costly, which may harm our business or our results of operations.

Use of Mobile Satellite Service Spectrum to Provide Terrestrial Communications Services

In January 2003, under the ATC Ruling the FCC decided to permit mobile satellite service operators to use their assigned mobile satellite service frequencies to provide ancillary terrestrial wireless communication services in the United States as part of an integrated service.

On 8 November 2004, the FCC issued an order granting SkyTerra an ATC license and approving several waivers of the ATC Ruling that SkyTerra requested, while deferring ruling on certain additional waivers. On 10 February 2005, following a series of petitions and requests for reconsideration, the FCC clarified the ATC Ruling by the MOO which, inter alia, settled the applicable rules on inter-system interference and other general requirements for integrated MSS/ATC systems. The December 2007 Cooperation Agreement entered into between Inmarsat and SkyTerra described in the preceding section provides a framework for collaboration on hybrid MSS-ATC services in the L band, and would provide the vehicle for these companies to participate in an MSS-ATC deployment. SkyTerra has filed an application seeking a modification of its U.S. FCC ATC authorization to seek waivers of certain technical rules applicable to its ATC license to reflect the multilateral coordination agreement reached between SkyTerra and Inmarsat. The FCC has yet to act on that application.

Globalstar was granted an ATC license in early 2006. Globalstar is proposing to operate its ATC system in the Big LEO band, a different part of the spectrum from the L-band, which we use for our mobile satellite communications services, so it should not cause any interference to our services. On 31 October 2008, the FCC granted Globalstar’s request that its existing ATC authority be modified to authorize the provision of MSS/ATC services using TDD WiMAX, WCDMA, TD-CDMA and LTE packet switched data protocols. On 4 September 2008, Globalstar requested that its existing space station license be modified to authorize the launch of 48 additional second-generation satellites to replenish and supplement the existing NGSO MSS constellation. The FCC has not acted on the space station license modification application.

On 7 September 2007, TerreStar Networks Inc (“TerreStar”) filed for ATC authority in the United States, and on 30 November and 3 December 2007, New ICO Satellite Services G.P. (“ICO”) filed companion base station and user terminal ATC applications. On 27 May 2008, TerreStar filed an amendment to its pending U.S. ATC application to request waiver of certain FCC ATC technical requirements. That amendment has been subject to public comment but the FCC has not taken final action on the request. On 15 January 2009, the FCC granted ICO’s ATC applications with certain conditions, including the requirement that they not commence ATC operations until they have firm arrangements in place to have a spare satellite available not later than one year after commencement of ATC operations.

The implementation of ATC services by MSS operators in the United States or other countries may result in increased competition for the right to use L-band spectrum, and such competition may make it difficult for us to obtain or retain spectrum resources we require for our existing and future services. In addition, the FCC’s decision to permit integrated MSS/ATC services was based on certain assumptions, particularly relating to the level of interference that the provision of integrated MSS/ATC services would likely cause to other MSS operators, such as us, who use the L-band spectrum. If the FCC’s assumptions with respect to the use of L-band spectrum for integrated MSS/ATC services prove inaccurate, or a significant level of integrated MSS/ATC services is provided in the United States, the provision of integrated MSS/ATC services could interfere with our satellites and user terminals, which may adversely impact our services. For example, the use of certain L-band spectrum to provide integrated MSS/ATC services in the United States could interfere with our satellites providing communications services outside the United States where the “footprint” of those satellites overlaps the United States. Such interference could limit our ability to provide services that are transmitted through any satellite visible to the United States. Two of our Inmarsat-2, two of our Inmarsat-3 and two of our Inmarsat-4 satellites are visible to the United States. In addition, users of our terminals in the United States could suffer interruptions to our services if they try to use their terminals near ATC terrestrial base stations used to provide integrated MSS/ATC services. In the event that we anticipate significant usage of mobile user terminals near ATC terrestrial base stations, it may be necessary for the manufacturers of the mobile terminals to modify their products to make them less susceptible to interference, or for us to develop new call set-up procedures which will redirect traffic to frequencies that are adequately removed from transmissions by nearby ATC base stations. Certain provisions in our December 2007 Cooperation Agreement with SkyTerra are also designed to offset the impact that deployment of ATC in the United States would have on users of Inmarsat services.

Other jurisdictions are considering and could implement similar regulatory regimes in the future. In May 2004, Industry Canada, the Canadian regulator, decided in principle to allow ATC services in Canada. European Commission Decision 2007/98/EC of 14 February 2007 on the harmonized use of radio spectrum in the 2 GHz frequency bands for the implementation of systems providing mobile satellite services confirms this as being satellite spectrum and allows the installation of a terrestrial component. A pan-European selection and award process is currently being decided upon in a co-decision process between Council and Parliament.

Other National Satellite Operator Authorizations

While in the majority of countries we have not been required to obtain specific telecommunications or spectrum licenses to transmit our satellite signals or offer our existing services, we have obtained specific telecommunications or frequency licenses with respect to our existing services in a number of countries. Inmarsat has also registered as a provider of space capacity, as required by national laws, in a few countries. Additional countries are considering whether to implement such license requirements. In some countries, we have been required to comply with additional or unique licensing requirements. To date, the requirements imposed on us to obtain these licenses have been minimal and the associated costs are reasonable.

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

Regulation of Use of Ground Infrastructure

Our agreements with our distribution partners who operate the land earth stations that connect our satellites to terrestrial communications networks includes provisions to ensure that they hold the appropriate licenses to operate their land earth stations. We provide assistance to our distribution partners both by ensuring they are aware of licenses they may be required to hold in the jurisdictions where they sell our services, and by assisting them to obtain the necessary licenses.

Our satellite control and network operation centre in London does not require individual licenses under UK communications law. The ground stations that control and monitor our satellites are operated by third parties (under service contracts with us) that are responsible for ensuring that they are appropriately licensed under national regulations.

The ground infrastructure that we have developed for our broadband services comprises fewer land earth stations than we have relied upon for the distribution of our existing services. However, it is possible that the regulatory authorities in some countries may require us to establish land earth stations in their countries as a condition of distributing our broadband services in those countries. In respect of the land earth stations for our broadband services, which we own and/or operate in Italy and the Netherlands, we have already obtained the necessary licenses for the operation of those stations as network facilities. We have also obtained and are seeking modifications to licenses from the U.S. FCC for operation of several antennas at a satellite access station that we own and operate in Paumalu, Hawaii for our broadband and GSPS services. The Paumalu land satellite access station is similar in design and operation as the land satellite access stations in Italy and the Netherlands.

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

Regulatory authorities in approximately 180 countries permit the use of terminals to access our existing services. Most of these countries require end-users (and, in some cases, distribution partners) to obtain a license for such use. We have assessed the conditions of use that will apply to our planned GSPS service in over 100 countries and we are working closely with our distribution partners to develop optimal access strategies for each of these jurisdictions, particularly with respect to in-country provision of service.

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

The terms of and cost to the end-user of obtaining individual licenses vary by jurisdiction. We have actively participated in European Conference of Postal and Telecommunications Administration project teams and working groups and proposed a harmonization of the interpretation of “free circulation” to mean an exemption at all levels of any kind of licensing burden which many administrations within the EU have endorsed. In general, the cost of terminal licenses is decreasing worldwide, and the period of time an end-user may remain in a jurisdiction with a terminal before requiring a license is increasing.

In the United States, the FCC issues blanket licenses for many types of communications devices. Various companies have applied for, and been granted, blanket licenses to cover a number of different types of terminals, which access our services in the United States. On 11 February 2009, Inmarsat Hawaii Inc. filed an application with the FCC requesting a blanket user terminal license for certain land existing and evolved and BGAN terminals. The application is pending.

Aeronautical Terminals

Terminals installed on aircraft using our services are licensed by the country to whose jurisdiction the aircraft in question is subject. The licensing of equipment to use our services is generally part of a broader license that covers all the communications equipment on the aircraft. ICAO Resolution A29-19 recommends that countries grant general permission for the use of communications equipment aboard foreign-registered aircraft operating within their territory, subject to a number of limitations. In exceptional cases (e.g. Australia), the use of aeronautical terminals for passenger communications is subject to achieving compliance with national requirements on security of communications or equivalent.

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

In the Asia Pacific region, in the case of Japan completion of national type approval is an integral part of the authorization of new telecommunication services.

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

Numbering

The International Telecommunications Union (“ITU”) controls the assignment of country codes used for placing telephone calls between different countries. Inmarsat were originally assigned the codes 871, 872, and 873, with the choice of code depending on the location (Ocean region) of the Inmarsat terminal in question. When Inmarsat applied to the ITU for a fourth code to enhance global coverage the ITU assigned the code 874 for the fourth Ocean Region and also assigned the code 870 to which all Inmarsat services should migrate to by the end of 2008. In accordance with the agreement with the ITU Inmarsat formally handed back the codes 871-4 at the final 2008 meeting of ITU-T Study Group 2 (the committee which manages the assignment of the codes within the ITU). A letter of acknowledgement was sent to Inmarsat on 8 of January 2009 by the Director of the ITU ‘T’ Sector and formal notification to the telecommunications community via the ITU-T Operational Bulletin number 925, dated 1 February 2009, reclaiming the assignment of code 871-4 from Inmarsat and re-assigning them to the category of ‘Spare’.

Antitrust and Competition Laws

EU Law

EU law prohibits anti-competitive agreements and abuse of dominant market positions through Articles 81 and 82 of the Treaty of Rome, as amended (previously Articles 85 and 86). Many member states, including the United Kingdom, also have similar prohibitions in national law.

Arrangements prohibited under Article 81(l) are void under Article 81(2). Until May 2004, the European Commission had the power to exempt agreements formally notified to it under Article 81(3). Where such an agreement was notified to the European Commission for an exemption under Article 81(3) and the notifying company’s activities and circumstances were unchanged, the European Commission could not impose a fine from the date of notification, except in very limited circumstances. In 1997, our proposed commercial arrangements with our distribution partners were notified to the European Commission. After examining the arrangements, the European Commission issued an administrative (comfort) letter on 19 October 1998 closing its examination of the arrangements and stating that the European Commission did not consider that the arrangements affected competition within the EU to an appreciable extent and therefore were not in breach of Article 81.

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

From 2004 onwards our relationship with our distribution partners has been governed by the Distribution Agreements, which superseded the commercial arrangements notified in 1997 (and which came into effect in 1999). In April 2009 the Distribution Agreements from 2004 were replaced by a new set of Distribution Agreements, see “Item 10 Additional Information—Material Contracts”.

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

The European Commission can impose fines (up to 10% of a company’s worldwide annual group revenues) for breaches of Articles 81 and 82. The existence of our antitrust compliance programme may be a mitigating factor in determining the level of such fine. In addition, civil litigation may be brought by third parties claiming damages caused by allied anti-competitive practices and agreements.

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

Other Regulation

US Export Control Requirements

The United States regulates the export and re-export of commercial communications satellites and most satellite-related components, subsystems, software and technology as defense articles under the Arms Export Control Act. Exports of these items from the United States require licensing by the US Department of State after consultation with the Department of Defense. Technical cooperation arrangements between US and UK companies also require approval. The launch location and launch-related technical arrangements for US satellites, and for foreign satellites containing regulated US origin components, also require separate approval by the US State Department. The timing of US license processing can be difficult to predict; licenses are often issued with commercially significant conditions and restrictions, and the use of some launch locations that may have pricing or other advantages may not be approved.

A number of satellite components and satellite related services for our Inmarsat-4 satellites were sourced from US suppliers and we have successfully obtained all relevant licenses and approvals from the US State Departments. We cannot, however assure you that our US suppliers will be able to secure requisite licenses in a timely fashion, that those licenses will permit transfer of all items requested, that launches will be permitted in locations that we may prefer, or that licenses, when approved, will not contain conditions or restrictions that pose significant commercial or technical problems. Such occurrences could delay the launch of any future satellites.

Our sale of SPS terminals to our distribution partners is also governed by US export and re-export controls. Whilst we contractually require our distribution partners to implement these controls within their distribution chain and with end-users, there is no assurance that end-users comply with these controls.

IMSO Requirements

IMSO oversees our provision of satellite communications services to support GMDSS. If we were to breach this public service obligation, IMSO has various powers to compel us to perform those obligations. The IMSO Assembly has agreed to admission of other GMDSS suppliers subject to relevant approvals of their GMDSS services being obtained. Inmarsat currently remains the sole provider of satellite communications services required for GMDSS.

IMSO holds a special rights non-voting redeemable preference share in Inmarsat Ventures Limited, known as the Special Share. The Special Share carries rights including an effective veto power over any amendment to our public service obligations for GMDSS and over any resolution to effect the voluntary winding-up of Inmarsat Ventures Limited.

Legal Proceedings

As of the date of this Annual Report, we are not engaged in or aware of any pending or threatened legal or arbitration proceedings that could have a material effect on our financial position.

ORGANIZATIONAL STRUCTURE

As of 31 December 2008, Inmarsat Group Limited has the following direct or indirect wholly-owned subsidiaries:

	Principal activity	Country of registration/ incorporation and operation	Effective interest in issued ordinary share capital at 31 December 2008
Inmarsat Finance plc	Finance company	England and Wales	99.9%
Inmarsat Investments Limited	Holding company	England and Wales	100%
Inmarsat Ventures Limited	Holding company	England and Wales	100%
Inmarsat Global Limited	Satellite telecommunications	England and Wales	100%
Inmarsat Employment Company Limited	Employment company	Jersey	100%
Inmarsat Inc	Service provider	USA	100%
Inmarsat Employee Share Plan Trustees Limited	Corporate trustee	England and Wales	100%
Inmarsat Trustee Company Limited	Corporate trustee	England and Wales	100%
Inmarsat Brasil Limitada	Legal representative of Inmarsat	Brazil	99.9%
Inmarsat Leasing Limited	Satellite leasing	England and Wales	100%
Inmarsat (IP) Company Limited	Intellectual property holding company	England and Wales	100%
Inmarsat Leasing (Two) Limited	Satellite leasing	England and Wales	100%
Inmarsat Services Limited	Employment company	England and Wales	100%
Inmarsat Launch Company Limited	Satellite launch company	Isle of Man	100%
EuropaSat Limited	Operating company	England and Wales	100%
Inmarsat Navigation Ventures Limited	Dormant	England and Wales	100%
Inmarsat B.V	Service provider	The Netherlands	100%
Inmarsat US Holdings Inc	Holding company	USA	100%
Inmarsat Government Services Inc.	Service provider	USA	100%
Inmarsat Hawaii Inc	Service provider	USA	100%
Inmarsat Canada Holdings Inc.	Holding company	Canada	100%
PT ISAT	Management and business consulting services	Indonesia	100%

Galileo Ventures Limited changed its name to EuropaSat Limited on 10 July 2008.

Inmarsat Government Services Inc. was incorporated on 26 June 2008.

Inmarsat Canada Holdings Inc. was incorporated on 4 December 2008.

The Registrants

Inmarsat Finance plc—Issuer

Inmarsat Finance plc is a finance company whose sole purpose was to issue the Senior Notes, and to loan the proceeds to Inmarsat Investments Limited pursuant to subordinated intercompany Senior Note proceeds loans.

Inmarsat Group Limited—Parent Guarantor

Inmarsat Group Limited is the parent holding company and does not conduct any business operations directly. Its only significant assets are the shares of Inmarsat Finance plc and of Inmarsat Investments Limited. Excluding its guarantee of the Notes, its only indebtedness is a subordinated intercompany shareholder funding loan of US$766.9m borrowed in connection with the Acquisition.

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

PROPERTY, PLANT AND EQUIPMENT

Facilities

The table below sets out information on certain of our material facilities.

Facility	Principal Use	Owned/Leased	Area (ft2)	Lease expiration
99 City Road, London, United Kingdom	Head office	Leased	239,000	2029
Back-up facility, United Kingdom	Secondary satellite control and network control facilities and disaster recovery facilities	Leased	4,894	2014

The lease for 99 City Road is a 25 year operating lease for an annual rental of approximately £6.0m. Rental costs were US$11.3m as at 31 December 2008 (2007: US$$10.7m, 2006: US$12.1m).

We rent out space in our leased headquarters building, including its conference facilities, to outside organizations. This generated revenues of US$5.1m in 2008 (2007: US$4.3m, 2006: US$3.5m).

For our land earth station sites in Fucino (Italy), Burum (the Netherlands) and Hawaii, US we incur costs for the operation of these facilities as part of service contracts that form part of network and services operations costs with Telespazio S.p.A, Stratos and Intelsat, respectively.

We believe that our current facilities are in good condition and adequate to meet the requirements of our present operations.

ITEM 4A. UNRESOLVED	STAFF COMMENTS

None

ITEM 5. OPERATING	AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of the results of operations and financial condition of Inmarsat Group Limited. You should read the following discussion, together with the whole of this Annual Report, including the historical consolidated financial statements and the related Notes included elsewhere in this Annual Report. The historical consolidated financial information for the years ended 31 December 2008, 2007 and 2006 included herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) and IFRS as issued by the International Accounting Standards Board.

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

Our management believes that the most critical accounting policies that involve management judgments and estimates are those related to revenue recognition, tangible and intangible assets, defined benefit pension plans and post-retirement healthcare benefits, deferred taxation and financial instruments and hedging activities.

Revenue recognition

Our revenues from mobile satellite communications services result from utilization charges that are recognized as revenue over the period in which the services are provided. Deferred income attributable to mobile satellite communications services or subscription fees represents the unearned balances remaining from amounts received from customers pursuant to prepaid contracts. Mobile satellite communications services lease revenues are recorded on a straight-line basis over the term of the contract concerned, which is typically between one and twelve months, unless another systematic basis is deemed more appropriate.

The Group’s revenues are stated net of volume discounts.

Revenue also includes income from services contracts, rental income, conference facilities and income from the sale of terminals and other communication equipment. Revenue from service contracts, rental income and conference facilities is recognised as the service is provided. Sales of terminals and other communication equipment are recognised when the risks and rewards of ownership are transferred to the purchaser.

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

Assets in course of construction relate to the Inmarsat-4 F-3 satellite, which whilst it had been successfully launched in 2008 had not been placed into service by 31 December 2008, and other broadband services that we continue to develop. These assets will be transferred to space segment assets and depreciated over the life of the satellites once they become operational and placed into service. No depreciation has been charged on these assets as of 31 December 2008.

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

On 1 January 2008, the Group adopted IAS 23 (as revised), ‘Borrowing Costs’, in advance of its effective date, which is for annual reporting periods beginning on or after 1 January 2009. The impact of the adoption of IAS 23 (as revised) is the compulsory capitalization of interest and finance costs associated with assets that take a substantial period of time to get ready for intended use.

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

For the purpose of conducting impairment reviews, cash generating units (“CGUs”) are identified as groups of assets, liabilities and associated goodwill that generate cash flows that are largely independent of other cash flow streams. The assets and liabilities include those directly involved in generating the cash flows and an appropriate proportion of corporate assets. For the purposes of impairment review space segment assets are treated as one cash generating unit. Goodwill is specifically allocated to CGUs and tested by comparing the carrying amount of the CGU with its value in use. The value in use calculation utilizes an estimate of the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.

Two CGUs have been identified—these are ‘Mobile Satellite Services’ and ‘Other’. It has been determined that goodwill that arose on the acquisition of Inmarsat Ventures Limited represented goodwill of the Mobile Satellite Services CGU only. Therefore, goodwill has been tested for impairment on the Mobile Satellite Services CGU only.

Goodwill was tested for impairment at 31 December 2008, 2007 and 2006. No evidence of impairment was found.

Significant management judgement is required to assess the carrying value of the intangible assets. An annual review for impairment based on discounted cash flows using reasonable and appropriate assumptions, consistent with internal forecasts and based on management’s best estimates and judgement is performed. If the carrying value of intangible assets exceeds that of the impairment review above we will record a charge for the impairment in the then current period. We will not record any increases in the intangible assets as a result of this review. Management has determined that no impairments were required in 2008, 2007 and 2006.

Fees and similar incremental costs incurred directly in making an acquisition, but excluding finance costs, are included in the cost of the relevant acquisition and are capitalized. Internal costs, and other expenses that we cannot attribute directly to an acquisition, are charged to the profit and loss account.

The Group capitalizes development costs associated with the development of user terminals. Costs are capitalized once a business case has been demonstrated as to technical feasibility and commercial viability. For broadband services terminal development costs are amortized using straight-line method over their estimated useful lives of ten years. The R-BGAN service was terminated on 31 December 2008. R-BGAN terminal development costs were being amortized over five years and have been fully written off.

Defined benefit plans and post-retirement healthcare benefits

The Group recognizes liabilities relating to defined benefit pension plans and post-retirement healthcare benefits in respect of employees in the UK and overseas. The Group’s net obligations in respect of these commitments are calculated separately for each plan. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, the return that the pension fund assets will generate in the time before they are used to fund the pension payments and the discount rate at which the future pension payments are discounted. We use estimates for all these factors in determining the pension costs and liabilities incorporated in our financial statements. The assumptions reflect historical experience and our judgement regarding future expectations. The calculation is performed by a qualified actuary using the projected unit credit method.

Income taxes

The Group’s income tax balance is the sum of the total current and deferred tax balances. The calculation of this, and of the Group’s potential liabilities or assets, necessarily involves a degree of estimation and judgement in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority, or, as appropriate, through a formal legal process. Issues can, and often do, take a number of years to resolve. The amounts recognized or disclosed are derived from the Group’s best estimation and judgement. However, the inherent uncertainty regarding the outcome of these means eventual realization could differ from the accounting estimates and therefore impact the Group’s results and cash flows.

Deferred taxes

Significant judgement is required in determining the provision for income taxes. Deferred tax assets and liabilities require management judgement in determining the amounts to be recognized. Assumptions made are regularly reviewed to ensure that they accurately and appropriately reflect current tax positions and are in line with latest UK tax authority interpretations. In particular, judgement is used when assessing the extent to which deferred tax assets should be recognized with consideration given to the timing and level of future taxable income.

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

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational and financing activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting under IAS 39 ‘Financial Instruments: Recognition and Measurement’ are accounted for as trading instruments. Derivatives are initially recognized and measured at fair value on the date a derivative contract is entered into and subsequently measured at fair value. The gain or loss on re-measurement is taken to the Income Statement except where the derivative is a designated cash flow hedging instrument.

In order to qualify for hedge accounting, the Group is required to document in advance the relationship between the item being hedged and the hedging instrument. The Group is also required to document the relationship between the hedged item and the hedging instrument and demonstrate that the hedge will be highly effective on an ongoing basis. This effectiveness testing is re-performed at each period end to ensure that the hedge remains highly effective.

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

Recently issued accounting pronouncements

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for future accounting periods but which the Group has chosen not to adopt early. The new standards which are expected to be relevant to the Group’s operations are as follows:

IAS 1 (as amended)—Presentation of Financial Statements—Capital Disclosures (effective for financial years beginning on or after 1 January 2009) provides revised rules for presentation of non-owner changes in equity. It also provides new titles for the main financial statements, for which use is optional. The Group has assessed the impact of this amendment and concluded that it will have no material impact on the financial statements of the Group.

IAS 27 (revised)—Consolidated and Separate Financial Statements (effective for financial years beginning on or after 1 July 2009) provides revised rules for recognition and de-recognition of a subsidiary’s net assets, liabilities and non-controlling interest. The Group has assessed the impact of this amendment and concluded that it will have no material impact on the financial statements of the Group.

IAS 32 (as amended)—Financial Instruments: Presentation, and IAS 1—Presentation of Financial Instruments—Puttable Financial Instruments Arising on Liquidation and Obligations (effective for financial years beginning on or after 1 January 2009) provides revised rules for the classification of certain puttable financial instruments as either liabilities or equity, to better reflect the substance of the instruments. The Group has assessed the impact of this amendment and concluded that it will have no material impact on the financial statements of the Group.

IAS 39 (as amended)—Financial Instruments: Recognition and Measurement—Eligible Hedged Items (effective for financial years beginning on or after 1 July 2009) provides clarification on the circumstances in which inflation can be identified as a hedged risk item and the effectiveness of a purchased option designated as a hedging instrument when the time value of the option is; a) included, and b) excluded from the designation. The Group has assessed the impact of this amendment and concluded that it will have no material impact on the financial statements of the Group.

IFRS 2 (as amended)—Share-based Payment—Vesting Conditions and Cancellations (effective for financial years beginning on or after 1 January 2009) clarifies the definition of vesting conditions and the accounting treatment of cancellations by the counterparty to a share-based payment arrangement. The Group has assessed the impact of this amendment and concluded that it will have no material impact on the financial statements of the Group.

IFRS 3 (revised)—Business Combinations (effective for financial years beginning on or after 1 July 2009) provides revised rules on recognition of a business combination. It also provides new rules for the treatment of acquisition related costs, contingent considerations, non-controlling interests and recording of goodwill in a business combination. The financial effect of IFRS 3 (revised) will be dependent upon the circumstances surrounding the future transactions to which they will apply, that are at present unknown.

IFRS 8—Operating Segments (effective for financial years beginning on or after 1 January 2009) sets out requirements for disclosure of information about an entity’s operating segments, its products and services, the geographical areas in which it operates, and its major customers. IFRS 8 replaces IAS 14—Segment Reporting. The Group has assessed the impact of this standard and concluded that it will have no material impact on the financial statements of the Group.

IFRIC 13—Customer Loyalty Programmes (effective for financial years beginning on or after 1 July 2008) provides guidance on measurement and recognition of award credits provided to customers as an incentive to purchase further goods and services. The Group has assessed the impact of this interpretation and concluded that it will have no material effect on the financial statements of the Group.

IFRIC 16—Hedges of a Net Investment in a Foreign Operation (effective for financial years beginning on or after 1 October 2008) provides guidance as to which foreign currency risks qualify for hedge accounting, where within a group these hedging instruments can be held and what amount is reclassified to profit and loss on disposal of a hedged foreign operation. The Group has assessed the impact of this interpretation and concluded that it will have no material impact on the financial statements of the Group.

IFRIC 17—Distribution of Non-cash Assets to Owners (effective for financial years beginning on or after 1 July 2009) clarifies the timing of recognition, measurement and disclosure when non-cash assets are distributed to owners. The Group has assessed the impact of this interpretation and concluded that it will have no material impact on the financial statements of the Group.

IFRIC 18—Transfers of Assets from Customers (effective for transfers received on or after 1 July 2009) clarifies the requirements of IFRSs for agreements in which an entity; a) receives from a customer an item of property, plant, and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services; or b) receives cash from a customer that must be used only to acquire or construct the item of property, plant, and equipment in order to connect the customer to a network or provide the customer with ongoing access to a supply of goods or services (or to do both). The Group has assessed the impact of this interpretation and concluded that it will have no material impact on the financial statements of the Group.

OPERATING RESULTS

Operating Environment and Overview

We are a leading provider of global mobile satellite communication services. We have been designing, implementing and operating satellite networks for 30 years. During the periods presented below, we generated more than 97% of our total revenues from mobile satellite voice and data services, including telephony, fax, video, email, and intranet, internet access and leasing services. End users of our mobile satellite services operate at sea, on land and in the air. In addition, we lease specialized navigation transponders, primarily for use in commercial aviation, for up to five years.

Other income includes revenue from launch support services for other satellite operators service contracts, rental income, conference facilities and income from the sale of R-BGAN and SPS terminals.

We report our results of operations in US dollars.

The following table sets out the components of our total revenues for each of the periods under review, and as a percentage of our total revenues from continuing operations.

	2008		2007		2006
	US$ in millions	%	US$ in millions	%	US$ in millions	%
Revenues:
Maritime sector:
voice services	104.7	16.5	102.6	18.4	100.9	20.2
data services	227.8	35.9	207.7	37.3	183.8	36.8

Total maritime sector	332.5	52.4	310.3	55.7	284.7	57.0
Land mobile sector:
voice services	11.3	1.8	14.8	2.6	19.2	3.8
data services	130.5	20.6	111.0	19.9	96.9	19.4

Total land mobile sector	141.8	22.3	125.8	22.5	116.1	23.2
Aeronautical	64.4	10.1	44.3	8.0	30.7	6.1
Leasing (incl. navigation)	79.7	12.6	66.2	11.9	60.3	12.0

Total mobile satellite communications services	618.4	97.4	546.6	98.1	491.8	98.3
Other income	16.3	2.6	10.6	1.9	8.3	1.7

Total revenues	634.7	100.0	557.2	100.0	500.1	100.0

	As at 31 December
	2008	2007	2006
Active Terminals(1)(2)
Maritime	155,826	147,347	139,517
Land	78,975	77,200	80,848
Aeronautical	10,136	8,883	7,675

Total	244,937	233,430	228,040

(1)	Active terminals are the number of subscribers or terminals that have been used to access commercial services (except ACeS handheld terminals) at any time during the preceding twelve-month period and registered at 31 December. Active ACeS handheld terminals are the average number of terminals active on a daily basis during the period.

(2)	Active terminals as at 31 December 2008 include 8,074 ACeS handheld terminals and 27,635 BGAN subscribers (as at 31 December 2007: 9,298 and 15,817, respectively).

Results of Operations

The table below sets out our results of operations and as a percentage of total revenues for the periods under review.

	2008		2007		2006
	US$ in millions	%	US$ in millions	%	US$ in millions	%
Mobile satellite communications services	618.4	97.4	546.6	98.1	491.8	98.3
Other income	16.3	2.6	10.6	1.9	8.3	1.7

Total Revenues	634.7	100.0	557.2	100.0	500.1	100.0
Employee benefit costs	(104.2)	(16.4)	(93.7)	(16.8)	(92.2)	(18.4)
Network and satellite operations costs	(39.7)	(6.3)	(33.8)	(6.1)	(31.1)	(6.2)
Other operating costs	(83.5)	(13.2)	(64.7)	(11.6)	(57.1)	(11.4)
Work performed by the Group and capitalized	24.0	3.8	18.5	3.3	12.0	2.4

EBITDA	431.3	68.0	383.5	68.8	331.7	66.2
Depreciation and amortization	(167.0)	(26.3)	(174.2)	(31.2)	(156.8)	(31.2)

Operating profit	264.3	41.6	209.3	37.6	174.9	35.0
Net interest payable	(72.1)	(11.4)	(81.4)	(14.6)	(84.7)	(16.9)

Profit before income tax	192.2	30.3	127.9	23.0	90.2	18.1
Income tax credit/(expense)	164.2	25.9	(29.0)	(5.2)	37.8	7.5

Profit for the year	356.4	56.2	98.9	17.8	128.0	25.6

Results and Operations for the Year ended 31 December 2008 and 31 December 2007

Revenues

Revenues for 2008 were US$634.7m, an increase of US$77.5m, or 13.9%, compared with 2007.

During 2008, revenues from mobile satellite communications services (“MSS”) were US$618.4m, an increase of US$71.8m, or 13.1%, compared with 2007. Growth has been strong across all of our market sectors, particularly our aeronautical sector and our leasing business. Growth has been strongest in the newer services such as BGAN, Fleet and Swift 64. This growth has been partially offset by competition from other technologies. Revenues in 2008 were impacted by the increase in volume discounts which are driven by our overall revenue growth and by consolidation among distribution partners.

The maritime, land mobile, leasing and aeronautical sectors accounted for 54%, 23%, 13% and 10% of total revenues from mobile satellite communication services respectively during 2008.

Maritime Sector.    During 2008, revenues from the maritime sector were US$332.5m, an increase of US$22.2m, or 7.2%, compared with 2007. This reflects an increase in both data and voice revenue. Revenues from data services in the maritime sector during 2008 were US$227.8m, an increase of US$20.1m, or 9.7%, compared with 2007. The increase in revenues from data services primarily reflects greater demand, as a result of the take-up and utilisation of our Fleet services, which was partially offset by the decline in our mature Inmarsat-B service. Inmarsat-B terminals declined due to old ships being decommissioned and new ships being fitted with Fleet terminals, which has been driven by continued growth in the global shipping new-build market. Additionally, we experienced increased volume of the low-speed data services, typically used for email. FleetBroadband, introduced in November 2007, continues to gain early customer acceptance and by the end of

2008 had passed 1,500 active terminals. These terminals are predominantly being deployed on refits of existing ships. Revenues from voice services in the maritime sector during 2008 were US$104.7m, an increase of US$2.1m, or 2.0%, compared with 2007. We have recorded growth for two consecutive years, reflecting stabilization and signs of renewed growth in this sector. The year has shown growth in demand for voice services particularly among users of our Fleet services including crew calling, offset by a reduction in voice usage on older services such as Inmarsat-B and the discontinuation of Inmarsat-A.

Land Mobile Sector.    In 2008, revenues from the land mobile sector were US$141.8m, an increase of US$16.0m, or 12.7%, compared with 2007. Revenues from data services in the land mobile sector during 2008 were US$130.5m, an increase of US$19.5m, or 17.6%, compared with 2007. The increase is a result of continued strong growth and usage of BGAN, offset in part by the decline in GAN high-speed data traffic following reduced traffic levels in the Middle East, competition from VSAT and the expected migration of users to our BGAN service. Revenues from our R-BGAN service of US$8.6m, which was discontinued on 31 December 2008, were lower compared with the previous year of US$14.0m, largely due to the expected migration to our BGAN service.

Revenues from BGAN services for 2008 were US$74.4m, an increase of US$37.8m, or 103%, compared with 2007. These figures include voice, data and subscription revenues. As at 31 December 2008, active BGAN subscribers were 27,635 compared with 15,817 as at 31 December 2007, an increase of 75% year on year. BGAN growth has been driven largely by new customers, the use of new applications by existing customers and the steady migration of customers from our GAN and R-BGAN services to our BGAN service. Although we expect the migration to BGAN to have an impact in the future, we do not expect migration adversely to impact overall land data revenues.

Revenues from voice services in the land mobile sector during 2008 were US$11.3m, a decrease of US$3.5m, or 23.6%, compared with 2007. This result continues the trend seen over the last few years of declining voice traffic volumes resulting from competition, principally for our Mini M and large antenna Mini M services, from other MSS operators. This decline was partially offset by the growth in voice traffic from BGAN customers and a small contribution from our IsatPhone service.

Aeronautical Sector.    During 2008, revenues from the aeronautical sector were US$64.4m, an increase of US$20.1m, or 45.4%, compared with 2007. The increase is primarily due to increased demand for our Swift 64 high-speed data service where active terminals increased by 35% year on year. Our Swift 64 service targets the government aircraft and business jet markets as well as being used by commercial airlines. In addition revenues for low-speed data services benefited from increased industry demand.

Leasing.    During 2008, revenues from leasing were US$79.7m, an increase of US$13.5m, or 20.4%, compared with 2007. The increase primarily relates to new maritime, land mobile and aeronautical lease contracts, partially offset by lower revenue from navigation contracts.

Other income.    Other income for 2008 was US$16.3m, an increase of US$5.7m or 54%, compared with 2007. The increase in other income primarily relates to additional revenue from sales of satellite phone services (“SPS”) end-user terminals. As well as the sale of SPS end-user terminals, other income consists primarily of provision of in-orbit support services, income from the provision of conference facilities and renting surplus office space.

Net operating costs

Net operating costs in 2008 were US$203.4m, an increase of US$29.7m or 17.1%, compared with 2007.

Impact of hedged foreign exchange rate

The functional currency of the Group is US dollars. Approximately 60% of the Group’s operating costs are denominated in Pounds Sterling. Net operating costs in 2008 have been affected by the adverse movement in the Group’s hedged rate of exchange from US$1.81/£1.00 in 2007 to US$2.01/£1.00 in 2008. The movement in the hedged rate of exchange in 2008 has resulted in an increase in comparative costs of US$10.4m. The Group has hedged its 2009 anticipated Pounds Sterling costs at an average exchange rate of US$1.92/£1.00.

Employee benefit costs

Employee benefit costs during 2008 were US$104.2m, an increase of US$10.5m, or 11.2%, compared with 2007. The increase can primarily be attributed to an adverse movement in the Groups hedged rate of exchange, higher salary costs, higher staff bonuses, increased stock compensation costs due to new share awards (commenced in March, May and September 2007 and March 2008) and additional headcount. Total full-time equivalent headcount at 31 December 2008 was 475 compared to 462 as at 31 December 2007.

Network and satellite operations costs

Network and satellite operations costs during 2008 were US$39.7m, an increase of US$5.9m or 17.5%, compared with 2007. This expected increase is predominantly due to a service contract relating to our new Satellite Access Station (“SAS”) in Hawaii, which supports our broadband services, and additional support and maintenance contracts in respect of network infrastructure.

Other operating costs

During 2008, other operating costs were US$83.5m, an increase of US$18.8m, or 29.1%, compared with 2007. The increase relates principally to the movement in the Group’s hedged rate of exchange and increased professional fees, including those relating to the finance lease and operating leaseback transaction. Furthermore we have incurred higher direct cost of sales due to increased SPS terminal sales and some increased costs in relation to our investment in sales and marketing activities to support a broader channel to market. Partially offsetting the increase was a foreign exchange gain of US$1.4m recognized in 2008 (2007: loss of US$2.9m).

Work performed by the Group and capitalised

During 2008, own work capitalised was US$24.0m, an increase of US$5.5m, or 29.7%, compared with 2007. The increase can partly be attributed to the movement in the Group’s hedged rate of exchange on primarily Pounds Sterling denominated salary costs. Costs in relation to the launch and in-orbit testing of the third Inmarsat-4 satellite and the third SAS in Hawaii have been capitalized in 2008. Additionally, own work capitalised reflects the shift of work from our BGAN and Inmarsat-4 programmes to the development of the GSPS network and terminals and the Alphasat satellite project.

EBITDA

As a result of the factors discussed above, EBITDA for 2008 was US$431.3m, an increase of US$47.8m, or 12.5%, compared with 2007. EBITDA margin has slightly decreased to 68.0% for 2008 compared with 68.8% for 2007, primarily as a result of the adverse movement in the Group’s hedged rate of exchange.

Depreciation and amortization

During 2008, depreciation and amortization was US$167.0m, a decrease of US$7.2m, or 4.1%, compared with 2007. The decrease relates predominantly to accelerated depreciation of US$9.4m in relation to the cancellation of a launch vehicle contract for the launch of our third Inmarsat-4 satellite, which was accounted for in 2007.

Operating profit

As a result of the factors discussed above, operating profit during 2008 was US$264.3m, an increase of US$55.0m, or 26.3%, compared with 2007.

Net interest payable

Net interest payable for 2008 was US$72.1m, a decrease of US$9.3m compared with 2007.

Interest payable for 2008 was US$83.3m, a decrease of US$3.3m, or 3.8% compared with 2007. The decrease was primarily due to lower interest payable due to the increase in the principal amount of our Senior Notes owned by the Group (US$146.7m at 31 December 2008 compared to US$91.6m at 31 December 2007), as well as lower interest payable on the floating portion of our Senior Credit Facility as a result of a reduction in US LIBOR interest rates. Partially offsetting this decrease interest incurred on interest rate swaps in place during the year and additional interest due to increased borrowings under our Senior Credit Facility (US$390.0m at 31 December 2008 compared to US$320.0m at 31 December 2007).

Interest receivable for 2008 was US$11.2m, an increase of US$6.0m, or 115% compared with 2007. The increase is predominantly due to a foreign exchange gain in respect of our pension and post-retirement scheme liabilities. Partially offsetting the increase was a decrease in bank interest earned due to lower cash balances and lower interest rates.

Profit before tax

For 2008, profit before tax was US$192.2m, an increase of US$64.3m, or 50.3% compared with 2007. The increase is due to increased revenue, reduced depreciation and amortization and lower net interest payable, partially offset by increased operating costs.

Income tax expense

The Group recorded a tax credit of US$164.2m for 2008, compared with a tax charge of US$29.0m in 2007.

The decrease in the tax charge is predominantly due to a deferred tax credit of US$211.8m and a current tax credit of US$6.8m that have been recorded in the current year. The tax credits relate to a finance lease and operating leaseback transaction that was entered into in 2007. We have recorded the tax benefit in the current year as we now consider it likely that we will receive the benefit.

Excluding the impact of the above transaction, the tax charge for 2008 would have been US$54.4m and the underlying effective tax rate in 2008 would have been 28.3% compared to 31.7% in 2007 (excluding a deferred tax credit to record the effect of the enacted reduction in the future corporation tax rate from 30% to 28%). The decrease in the underlying effective tax rate is due to the reduction in the Corporation Tax rate for the year from 30% to 28% and a reduction in the level of permanently disallowable expenditure.

Profit for the year

As a result of the factors discussed above, profit for 2008 was US$356.4m, an increase of US$257.5m, or 260%, compared with 2007.

Results and Operations for the Year ended 31 December 2007 and 31 December 2006

Revenues

Revenues for 2007 were US$557.2m, an increase of US$57.1m, or 11.4%, compared with 2006.

During 2007, revenues from mobile satellite communications services were US$546.6m, an increase of US$54.8m, or 11.2%, compared with 2006. Growth has been strong as a result of continued success in services such as Fleet and Swift 64 and the launch of BGAN in December 2005 and contribution from handheld services since September 2006. This growth was partly offset by a decline in high-speed data traffic following a reduction in traffic in the Middle East, competition from other technologies and the migration of GAN and R-BGAN users to our BGAN service. In addition, revenues for 2007 reflect the full year effect of the increased volume discounts arising from the merger of Stratos and Xantic, which was completed on 14 February 2006 and the increase in volume discounts as a result Vizada Satellite Communications’ consolidation with the former Telenor Satellite Services business which was completed in September 2007. The maritime, land mobile, aeronautical and leasing sectors accounted for 57%, 23%, 8% and 12% of total revenues from mobile satellite communication services respectively during 2007.

Maritime Sector.    During 2007, revenues from the maritime sector were US$310.3m, an increase of US$25.6m, or 9.0%, compared with 2006. This reflects an increase in both data and voice revenue. Revenues from data services in the maritime sector during 2007 were US$207.7m, an increase of US$23.9m, or 13.0%, compared with 2006. The increase in revenues from data services primarily reflects greater demand, as a result of the take-up and utilization of our Fleet services in the new-build market. Revenues from voice services in the maritime sector during 2007 were US$102.6m, an increase of US$1.7m, or 1.7%, compared with 2006, reflecting increasing signs of stabilization in this sector. Historically our voice revenues for maritime services have been affected in some cases by competition and by the migration of users from our higher-priced analogue service to our lower-priced digital services. This stabilization in voice has benefited from continued growth in our Fleet services and a full year of revenues from our ACeS collaboration, which began in September 2006 and the introduction of our SPS service in July 2007. As discussed earlier, with effect from 31 December 2007 we have ceased our Inmarsat A analogue service following a five-year notice period to end-users. During 2007 the Inmarsat A service generated US$3.9m in revenue, however by December it was not generating any material level of revenue, with the vast majority of users having migrated to newer Inmarsat services such as Fleet.

Land Mobile Sector.    In 2007, revenues from the land mobile sector were US$125.8m, an increase of US$9.7m, or 8.4%, compared with 2006. Revenues from data services in the land mobile sector during 2007 were US$111.0m, an increase of US$14.1m, or 14.6%, compared with 2006. The increase is a result of continued strong growth in BGAN offset in part by the decline in high-speed data traffic following a reduction in traffic in the Middle East, competition from VSAT and the migration of GAN and R-BGAN users to our BGAN service. Although we expect the migration to BGAN to have a larger impact in the future, we do not expect migration to adversely impact overall land data revenues. Revenues from voice services in the land mobile sector during 2007 were US$14.8m, a decrease of US$4.4m, or 22.9%, compared with 2006. This is as we had expected and continues the trend seen over the last few years of declining voice traffic volumes resulting from competition, principally for our Mini M and large antenna Mini M services, from other MSS operators. This was partially offset by the growth in BGAN voice and our own handheld voice product, IsatPhone, over the initial Inmarsat-4 coverage area with global SPS coverage expected in 2009. We believe that SPS will enhance our land voice offering and enable us to continue to win customers in the handheld voice market and gain market share, particularly as competitive platforms come to the end of their lives.

Revenues, including voice, data and subscription, from BGAN services during 2007 were US$36.6m, an increase of US$27.1m, or 285%, compared with 2006. As at 31 December 2007, there were 15,817 (2006: 7,119) active BGAN subscribers, an increase of 122% compared with 31 December 2006. BGAN growth has been driven by new customers, the use of new applications by existing customers and, during the later part of 2007, the migration of GAN and R-BGAN users to our BGAN service.

Aeronautical Sector.    During 2007, revenues from the aeronautical sector were US$44.3m, an increase of US$13.6m, or 44.3%, compared with 2006. The increase continues to be attributed primarily to increased demand for our Swift 64 high-speed data service, which targets the government aircraft and business jet markets as well as being used by commercial airlines.

Leasing.    During 2007, revenues from leasing were US$66.2m, an increase of US$5.9m, or 9.8%, compared with 2006. The increase relates primarily to new navigation contracts and a full year of revenues for our Swift 64 lease.

Other income.    Other income for 2007 was US$10.6m, an increase of US$2.3m or 27.7%, compared with 2006. The increase in other income relates to additional in-orbit support services provided to other satellite operators. As well as the provision of in-orbit services to other operators, other income consists primarily of income from the provision of conference facilities, renting surplus office space and revenue from sales of R-BGAN and SPS end-user terminals.

Net operating costs

Net operating costs excluding depreciation and amortization during 2007 were US$173.7m, an increase of US$5.3m or 3.1% compared with 2006. The increase reflects higher employee benefit costs, network and satellite operations costs and other operating costs offset by higher capitalized costs.

Employee benefit costs

Employee benefit costs during 2007 were US$93.7m, an increase of US$8.3m, or 9.7% compared with 2006 (excluding restructuring costs of US$6.8m in 2006). The increase is a result of additional headcount in both London and Batam (our operation in Indonesia), higher staff bonuses, additional non-recurring costs incurred as a result of changes made to our existing healthcare and home leave employee benefit schemes, the impact of annual salary increases and an adverse movement in the Group’s hedged rate of exchange for Pounds Sterling, which has increased from US$1.77/£1.00 in 2006 to US$1.81/£1.00 in 2007 (the majority of staff costs are in Sterling and we report the Group’s results in US dollars). Total full-time equivalent headcount at 31 December 2007 was 462 compared to 436 as at 31 December 2006.

Network and satellite operations costs

Network and satellite operations costs during 2007 were US$33.8m, an increase of US$2.7m or 8.7%. The increase is primarily due to the inclusion of a full year of in-orbit insurance costs for the Inmarsat-4 F2 satellite in 2007 which commenced on expiry of the launch insurance policy, on 8 November 2006. The remainder of the increase relates to new maintenance contracts, in respect of network infrastructure, that commenced in 2007.

Other operating costs

During 2007, other operating costs were US$64.7m, an increase of US$7.6m, or 13.3%, compared with 2006. The increase primarily relates to the direct cost of sales of SPS terminals sold during the period and foreign exchange losses of US$2.9 million (2006: gain of US$1.6 million). Additionally, website development costs and an amount of irrecoverable VAT were incurred. Offsetting the increases in part, were lower office rental costs in 2007 due to an amendment made to the accounting treatment on rental payments for our head office in 2006 and lower professional fees in 2007 following the settlement of an outstanding arbitration proceeding in 2006.

Work performed by the Group and capitalized

During 2007, own work capitalized was US$18.5m, an increase of US$6.5m, or 54.2%. Own work capitalized reflects the shift of work from our BGAN and Inmarsat-4 programme, now that it is largely operational, to work on the rollout of our SPS service and our new services that were introduced in late 2007 such as FleetBroadband and SwiftBroadband.

EBITDA

As a result of the factors discussed previously, EBITDA for 2007 was US$383.5m, an increase of US$51.8m, or 15.6%, compared with 2006 EBITDA. EBITDA margin increased to 68.8% for 2007 compared with 66.3% for 2006. This reflects an increase in revenue offset in part by a smaller increase in net operating costs.

Depreciation and amortization

During 2007, depreciation and amortization was US$174.2m, an increase of US$17.4m, or 11.1%, compared with 2006. The increase relates to both accelerated depreciation costs following the cancellation of the Atlas launch vehicle option we had in place for the launch of our third Inmarsat-4 satellite and higher depreciation charges following the commencement of depreciation on certain elements of the Inmarsat-4 ground network that became commercially operational during 2006.

Operating profit

As a result of the factors discussed above, operating profit during 2007 was US$209.3m, an increase of US$34.4m, or 19.7%, compared with 2006.

Net interest payable

Net interest payable for 2007 was US$81.4m, a decrease of US$3.3m compared with 2006.

Interest payable for 2007 was US$86.6m, a decrease of US$6.3m, or 6.8% compared with 2006 with a decrease in finance costs associated with our pension and post-retirement liabilities, offset in part by the increase in interest on the subordinated parent company loan.

Interest receivable for 2007 was US$5.2m, a decrease of US$3.0m, or 36.6% compared with 2006. The decrease relates to the absence of any comparable realized gain in 2007 (2006: US$2.8m) on an interest rate swap which expired at the end of 2006 and lower cash balances in 2007.

Profit before tax

For 2007, profit before tax was US$127.9m, an increase of US$37.7m compared with 2006, as a result of higher operating profits and interest costs largely unchanged year over year.

Income tax expense

In 2007 the Group recorded a tax charge of US$29.0m, compared with a tax credit of US$37.8m in 2006. In December 2006, an intragroup lease receivable asset was disposed of and subsequently terminated resulting in the net release of a deferred tax provision of US$58.1m, which offset our tax liability for 2006.

In 2007, the UK Government reduced the future corporation tax rate from 30% to 28% and this resulted in a deferred tax credit of US$11.6m. Excluding this adjustment, the tax charge for 2007 would have been US$40.6m, resulting in an effective tax rate of 31.7%.

Profit for the year

As a result of the factors discussed above, profit for the year 2007 was US$98.9m, a decrease of US$29.1m, or 22.7%, compared with 2006.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets out our historical cash flows for each of the years presented.

	As at 31 December
	2008	2007	2006
	(US$ in millions)
Net cash from operating activities	425.0	377.0	330.7
Net cash used in investing activities	(213.6)	(230.4)	(132.4)
Net cash used in financing activities	(197.5)	(154.4)	(193.0)
Foreign exchange adjustment	0.4	(0.3)	(0.2)

Net increase/(decrease) in cash and cash equivalents during the year	14.3	(8.1)	5.1

Net cash generated from operating activities during 2008 was US$425.0m compared to US$377.0m during 2007. The increase relates to increased EBITDA and movements in working capital. Net cash from operating activities during 2007 was US$377.0m compared to US$330.7m during 2006. The increase relates to increased EBITDA and movements in working capital.

Net cash used in investing activities during 2008 was US$213.6m compared with US$230.4m for 2007. Capital expenditure for 2008 reflects milestone payments and launch costs for the third Inmarsat-4 satellite, milestone payments for our third Satellite Access Station which is based in Hawaii, expenditure on the Alphasat satellite project and expenditure on our GSPS network and terminal development. In addition, capital expenditure for 2008 includes US$12.2m in relation to deferred satellite payments (2007: US$11.5m). Net cash used in investing activities during 2007 was US$230.4m compared with US$132.4m for 2006. The increase in cash outflows reflects capital expenditure for the continued construction of our Inmarsat-4 ground infrastructure, prepaid launch costs associated with our Inmarsat-4 F3 satellite, costs incurred on the construction of our third satellite access station in Hawaii, the payment of outstanding contractual milestones relating to the construction of our Inmarsat-4 satellites, investment in other new broadband services such as FleetBroadband and SwiftBroadband and our new SPS network.

Net cash used in financing activities during 2008 was US$197.5m compared with US$154.4m during 2007. During 2008, the Group drew down US$70.0m on its revolving credit facility. Offsetting this inflow was the Group’s purchase of US$55.1m principal of its Senior Notes (2007: US$38.0m), payment of US$33.2m interest on the Senior Notes and Facilities (2007: US$39.6m) and the payment of US$159.6m in dividends (2007: US$135.3m). Net cash used in financing activities during 2007 was US$154.4m compared with US$193.0m during 2006. During 2007, the Group drew down US$70.0m on its revolving credit facility. Offsetting this inflow was the Group’s purchase of US$38.0m principal of its Senior Notes (2006: US$43.6m), payment of US$39.6m interest on the Senior Notes and Facilities (2006: US$36.4m) and the payment of US$135.3m in dividends (2006: US$101.4m).

Among satellite companies, Inmarsat has historically maintained one of the lowest levels of debt leverage. This prudent approach means that we are today well positioned to access capital markets when needed to meet our financing needs. Inmarsat has no debt maturities in the next 12 months and the majority of our debt does not fall due until 2012 and beyond. Inmarsat has significant headroom in all of its debt covenants and it will be comfortably able to operate within these covenants in the coming year. In addition its business remains highly cash generative, meaning it can reduce debt and continue to fund dividends to shareholders.

The Group continually evaluates sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities.

Debt

Our third-party indebtedness at 31 December 2008 was US$560.4m. This primarily comprised the term loan under our Senior Facility Agreement in an aggregate principal amount of US$250.0m and US$310.4m principal amount of indebtedness under the Senior Notes (gross of US$146.7m purchased Senior Notes). In addition, we have a further US$300.0m Revolving Committed Facility available which was drawn by US$140.0m as at 31 December 2008 under the Senior Facility Agreement. The borrowings of the Group are mostly at fixed rates. The Senior Notes, which mature in 2012, are at a fixed rate.

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

Under the Senior Facility Agreement as discussed above the term loan and drawings under the Revolving Committed Facility were priced at a margin above LIBOR, which is payable quarterly, and set by reference to a leverage grid. The US$300.0m Revolving Committed Facility was US$140.0m drawn as at 31 December 2008 (2007: US$70.0m).

The Revolving Committed Facility is available (subject to satisfaction of drawing conditions) until the earliest of the date on which the term loan is repaid in full or cancelled and 24 May 2010. Each advance under the Revolving Committed Facility must be repaid on the last day of each interest period with respect to the advance and amounts repaid may be redrawn (subject to satisfaction of certain conditions).

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

In 2004, Inmarsat Finance plc issued US$477.5m aggregate principal amount of 7 5/8% Senior Notes due 2012. The Senior Notes are guaranteed on a senior basis by Inmarsat Group Limited, the parent company of Inmarsat Finance plc, and on a senior subordinated basis by Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited and Inmarsat Launch Company Limited. The proceeds from the offering of Senior Notes were loaned by Inmarsat Finance plc to Inmarsat Investments Limited pursuant to separate subordinated intercompany note proceed loans which provide that interest will accrue at a rate sufficient to fund interest on the Senior Notes (including default interest) and, if applicable, additional amounts. In July 2005 the Group redeemed 35% of its Senior Notes, reducing the notes outstanding from US$477.5m to US$310.4m. During 2008 Inmarsat Investments Limited purchased US$55.1m of our Senior Notes paying a premium of US$0.6m (2007: US$38.0m paying a premium of US$1.3m, 2006: US$43.6m paying a premium of US$1.2m).

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

The effective interest rates at the balance sheet dates were as follows:

	As at 31 December
Effective interest rate %	2008	2007	2006
Bank overdrafts	2.0	5.9	7.3
Senior Notes	7.625	7.625	7.625
Senior Credit Facility	4.59	5.69	6.06

The Group had net borrowings at 31 December 2008 of US$560.4m primarily comprising drawings on the Senior Credit Facility of US$250.0m, Revolving Credit Facility of US$140.0m, Senior Notes of US$163.7m (net of US$146.7m Senior Notes held by the Group, being 47.3% of the aggregate principal amount outstanding) and deferred satellite payments of US$41.4m, net of cash and cash equivalents of US$51.2m.

CAPITAL EXPENDITURES

We have incurred significant capital expenditures to fund the construction and launch of our Inmarsat-4 satellites, and the development, marketing and distribution of our broadband services. We anticipate incurring further capital expenditures to maintain our existing network assets and premises in the normal course of business.

The following table summarizes our capital expenditure (on an accruals basis) for the periods set out below:

	2008	2007	2006
	(US$ in millions)
Total capital expenditure	203.1	190.6	82.8

The three Inmarsat-4 satellites are now complete, with two successfully launched in 2005 and the third in August 2008. We expect our cash capital expenditure in 2009 will be in a range of US$150.0m to US$160.0m (excluding deferred satellite payments). Our 2009 capital expenditure forecast primarily reflects costs for the Alphasat project and GSPS.

In November 2007, we announced that agreements had been signed with the European Space Agency (“ESA”) for Inmarsat to become the commercial operator for the Alphasat project for the development and launch of a new satellite. Alphasat is an ESA initiative for the development of Alphabus, a new satellite platform capable of carrying a large communications payload. Through the Alphasat project, we will build and launch an advanced L-band satellite which will supplement the existing Inmarsat-4 satellite constellation and offer the opportunity for new and advanced services with access to a new allocation of L-band spectrum. Astrium Satellites, a subsidiary of the European Aeronautic Defence and Space Agency (“EADS”) has been contracted to build the satellite. We expect our investment for the satellite in orbit (excluding insurance) to be in the region of €260.0m (net of the funding provided by ESA) with the launch expected to occur in late 2012 or 2013.

As a result of the Group’s collaboration with ACeS (provider of low-cost handheld and fixed voice services) to enable expanded handheld coverage using the existing Inmarsat-4 satellites, the Group has begun a process of network infrastructure upgrades and an accelerated modernization of the existing handheld satellite phone. In connection with the network infrastructure upgrades, the Group has placed a contract with Lockheed Martin for US$54.9m for delivery in 2008.

In January 2009, Inmarsat and EMS Technologies Canada Limited mutually agreed to terminate a development contract for our Global Satellite Phone Service (“GSPS”). Inmarsat remains fully committed to launching a global handheld satellite phone service and has appointed Sasken Communications Technologies Limited to lead the programme, as well as making a number of decisions to increase the development effort and ensure that a compelling service offering is available at the earliest opportunity. As a result of this re-organisation of the development effort, Inmarsat believes the introduction of the GSPS will be in the second quarter of 2010. It is not expected that this change will lead to any material increase in the overall cost of the programme.

We estimate that our capital expenditure not related to new satellite programmes, existing network upgrades and GSPS terminal development, which are refer to as maintenance capital expenditure, will be in the range of US$25.0m–US$35.0m per year over the next ten years. In addition we may choose to incur additional capital expenditure in any year to fund revenue enhancing projects.

CONTRACTUAL OBLIGATIONS

The following table summarizes contractual obligations, commercial commitments and principal payments under our debt instruments that we would have been obliged to make as of 31 December 2008.

	Actual Payments due by period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
	(US$ in millions)
Long-term debt obligations(1)(2)	1,333.7	50.2	200.4	1,083.1	—
Short-term debt obligations(3)	145.7	145.7	—	—	—
Capital commitments relating primarily to Inmarsat-4 programme	366.9	130.7	123.7	77.6	34.9
Deferred satellite payments	41.4	10.2	13.4	10.5	7.3
Operating leases
Land and buildings(4)	141.1	9.4	16.3	16.3	99.1
Other(5)	18.8	9.2	8.0	1.6	—

Total contractual obligations	2,047.6	355.4	361.8	1,189.1	141.3

(1)	Long-term debt obligations are gross of Senior Notes purchased by Inmarsat Investments Limited in the amount of US$146.7m.

(2)	Excludes interest obligations on Senior Notes, Senior Discount Notes and Senior Credit Facility of US$29.4m due less than 1 year; US$49.7m due 1-3 years; and US$11.8m due 3-5 years.

(3)	Excludes interest obligations on the Revolving Credit Facility. Should the current balance be held to maturity in May 2010, US$3.7m interest would be due in less than 1 year and US$1.6m would be due in 1-3 years.

(4)	Relates to the 25-year lease of head office building 99 City Road, London.

(5)	Relates primarily to network and satellite services contracts.

RESEARCH AND DEVELOPMENT

Research and development costs were US$0.2m during the year ended 31 December 2008 and US$0.2m and US$0.2m during the years ended 31 December 2007 and 2006 respectively. We expect Research and Development costs to increase in future periods now the Inmarsat-4 development programme is virtually finished.

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

The current weakness in the global economic environment may lead to a fall in demand for our services, particularly in the maritime and aeronautical sectors. However, many of the customers we serve are government and industrial corporations who, because of their own business needs, rely on our communications solutions and services even as economic conditions fluctuate. In addition, our business benefits from diversity of sectors, services offered and customer types on land, sea and air.

Effect of Shift from Voice to Data

The mix of our data and voice services has changed during the periods under review. As a percentage of mobile satellite communications services revenues, revenues from voice services decreased from 31.8% during 2005 to 22.2% during 2008, while revenues from our data services increased from 68.2% to 77.8% over the same period. Our voice revenues have declined primarily due to the migration of end-users from our higher priced analogue services to our lower priced digital services and to the loss of voice traffic to lower priced voice services provided by competitors, principally the voice handheld services of Iridium, Globalstar and Thuraya. We expect the decline in voice revenues to continue in the near to medium term, but at lower rates than we have experienced during the periods under review. We also expect data revenues to increase in the future, particularly with our broadband services. The growth in data revenues is expected to more than offset the decline in voice revenues during this period.

Effect of Volume Discounts

On 14 April 2009, our old distribution arrangements ceased to exist. These have been replaced with new distribution terms which took effect from 15 April 2009. The new distribution arrangements include the Space Segment Access Agreement, the Network Service Distribution Agreement and the New Lease Services Provider Agreement, which have been summarized in Item 10 “Additional Information: Material Contracts”.

The pricing for the new Distribution Agreements commences on 1st May 2009. The BGAN service has been removed from the land sector volume discount schemes. The discounts have been replaced with price reductions and performance incentives. The maritime volume discounts schemes were restructured to ensure volume discounts remain constant throughout the year.

Under the agreements which were in place between 14 April 2004 and 15 April 2009, for each of our services a distribution partner provides to end-users, the distribution partner had to pay us a fixed price (expressed in US dollars per chargeable unit) multiplied by the volume of traffic that the distribution partner generated in relation to that service. Prices were subject to service-specific, volume-based discounts for distribution partners that reach specified sales volume targets in any financial year. As a result of these volume-based discounts, our mobile satellite communications services revenues were increasingly affected as the year progressed because the discount increased as the distribution partners achieved higher aggregate volumes for the period. Accordingly, the effect of these volume discounts influenced our quarterly results of operations.

The minimum volume discount percentages in the old Distribution Agreements reflected the aggregate minimum volume discounts available in a specified year, rather than an overall year-on-year price reduction. The actual volume discount for the 12 months ended 31 December 2008 was US$63.8m (2007: US$51.3m, 2006: US$42.1m) or 12.0% of our revenues from “demand assigned” services we provided to our distribution partners during the twelve months ended 31 December 2007.

Effect of Inmarsat-4 Satellite Programme and our Broadband Services

We have incurred significant capital expenditure to fund the construction and launch of our Inmarsat-4 satellites and the development, marketing and distribution of our broadband services. We are now depreciating the majority of the Inmarsat-4 programme and our broadband services that have been commercially launched. Depreciation expense will increase in future periods following our third Inmarsat-4 satellite and Hawaii SAS being placed into operation in January 2009.

In addition, in the event that we encounter problems with the in-orbit operation of our Inmarsat-4 satellites or with our broadband services, we may be required to perform an impairment review, which could result in a write-down of the carrying book value of our Inmarsat-4 satellite assets in the relevant period. Furthermore, we may re-evaluate the depreciable lives of those assets in light of their revised estimated useful lives (which may change from our current expectations, depending on future events).

We believe our broadband services will enable us to exploit the profitable growth opportunities presented by existing and new end-users’ increasing demand for high-bandwidth mobile communication services, as evidenced by the strong underlying growth in data services we have experienced in recent years. In addition, the incremental capacity from our broadband network should allow us opportunities to expand our leasing business.

Effect of fluctuations in US Dollar Relative to Pound Sterling

We use the US dollar as our functional and reporting currency. While almost all of our revenues are denominated in US dollars, the majority of our operating expenses and a proportion of our capital expenditures are denominated in currencies other than the US dollar. Our primary exchange rate risk is against pounds sterling. Our existing currency hedging arrangements largely mitigate fluctuations in the US dollar. As our hedging arrangements are relatively short-term (generally up to 24 months), continued fluctuation in the US dollar will affect our results of operations in 2008 and future periods. The exchange rate between US dollars and pounds sterling as at 31 December 2008 was US$1.44/£1.00 (2007: US$1.99/£1.00, 2006: US US$1.96/£1.00). The hedged rate between US dollar and pounds sterling for 2008 was US$2.01/£1.00 (2007: US$1.81/£1.00, 2006: US$1.77/£1.00). Our hedged rate for 2009 is expected to be US$1.92/£1.00 on forecast expenditure.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

(A)    Inmarsat plc

Board of Directors

Inmarsat plc is our ultimate parent company and manages each member of the Group.

The table below sets out the names of the directors of Inmarsat plc, their ages and their current positions.

Name	Position
Andrew Sukawaty	Chairman and Chief Executive Officer
Michael Butler	Executive Director, President
Rick Medlock	Executive Director and Chief Financial Officer
Sir Bryan Carsberg	Non-executive Director – Independent Director
Stephen Davidson	Non-executive Director – Independent Director
Admiral James Ellis Jr (rtd)	Non-executive Director – Independent Director
Kathleen Flaherty	Non-executive Director – Independent Director
John Rennocks	Non-executive Director – Independent Director and Deputy Chairman

The address for each director is c/o Inmarsat plc, 99 City Road, London EC1Y 1AX, United Kingdom.

Andrew Sukawaty, joined the Company as Chairman in December 2003 and was appointed Chief Executive Officer in March 2004. He is non-executive chairman of Xyratex Ltd (Nasdaq) and a non-executive director of Zesko Holding BV. Between 1996 and 2000, he served as chief executive officer and president of Sprint PCS. He was chief executive officer of NTL Limited from 1993 to 1996. Previously, he held various management positions with US West and AT&T. He has served on various listed company boards as a non-executive director. Mr. Sukawaty holds a BBA from the University of Wisconsin and an MBA from the University of Minnesota.

Rick Medlock, joined the Board in September 2004. Prior to joining Inmarsat, he had served as chief financial officer and company secretary of NDS Group plc (Nasdaq and Euronext) since 1996. Mr. Medlock previously served as chief financial officer of several private equity backed technology companies in the United Kingdom and the United States. Mr Medlock is also a non-executive director of Cheapflights Limited and Chairman of their Audit Committee. He is a Fellow of the Institute of Chartered Accountants of England and Wales. Mr. Medlock holds an MA in Economics from Cambridge University.

Michael Butler, on 15 December 2008, the Company announced that Mr Butler would step down as Chief Operating Officer (“COO”) with effect from 1 January 2009 and be replaced by Perry Melton, formerly Vice President of Sales and Marketing. Mr Butler will remain as President and an Executive Director of the Company until 30 April 2009 when he will leave the business as announced in March 2008. Mr Butler joined the Board in December 2003. He had served as Managing Director of Inmarsat since May 2000 and became COO in June 2004 and President in November 2006. Previously he was the managing director of MCI WorldCom International in the UK and had held various general management positions, initially at MFS Communications Limited and subsequently MCI WorldCom International. He was also employed by British Telecommunications plc in a variety of managerial roles. He holds an HNC in Business and Finance and a Diploma from the Chartered Institute of Marketing.

John Rennocks, joined the Board in January 2005. He is an independent non-executive chairman of Diploma plc, Nestor plc, Intelligent Energy plc and Composite Energy Limited, and a non-executive director of two other companies. He has broad experience in emerging energy sources, support services and manufacturing. Mr. Rennocks previously served as a director of Inmarsat Ventures plc, and as Executive Director-Finance for British Steel plc/Corus Group plc, Powergen plc and Smith & Nephew plc. Mr. Rennocks is a Fellow of the Institute of Chartered Accountants of England and Wales.

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

Admiral James Ellis Jr (Rtd), joined the Board in June 2005. He is President and Chief Executive Officer of the Institute of Nuclear Power Operations (“INPO”), with headquarters in Atlanta, Georgia. Admiral Ellis retired from the US Navy in 2004 as Commander, United States Strategic Command. He was responsible for the global command and control of US strategic forces to meet decisive national security objectives. Admiral Ellis is a graduate of the US Naval Academy and was designated a Naval Aviator in 1971 and held a variety of sea and shore assignments in the United States and abroad. He holds Master of Science degrees in Aerospace Engineering and in Aeronautical Systems. He is a native of South Carolina and also serves as a Director of the Lockheed Martin Corporation and Level 3 Communications.

Stephen Davidson, joined the Board in June 2005. Mr Davidson is Chairman of Datatec Limited and Digital Marketing Group plc, the senior independent director of Mecom Group plc and is also a non-executive director of several other companies. He has held various positions in investment banking, most recently at West LB Panmure where he was Global Head of Media and Telecoms Investment Banking then Vice Chairman of Investment Banking. From 1992 to 1998 he was Finance Director then Chief Executive Officer of Telewest Communications plc. He was Chairman of the Cable Communications Association from 1996 to 1998. He holds an MA (first class) in Mathematics and Statistics from the University of Aberdeen.

Kathleen Flaherty, joined the Board in May 2006. She currently serves as a non-executive director of GenTek, Inc. (Nasdaq). Previously Ms. Flaherty served on the board of Marconi Corporation plc until it was sold to L. M. Ericsson in 2005, and on the board of telent plc until October 2006. She also served on the boards of CMS Energy Corporation (NYSE) and Consumers Energy Company (NYSE) from 1995 to 2004. Previous positions include Chief Marketing Officer at AT&T; President and Chief Operating Officer of Winstar International; Senior Vice President, Global Product Architecture for MCI Communications, Inc and Marketing Director for National Business Communications at BT. Ms. Flaherty graduated from Northwestern University, Evanston Illinois with a Ph.D. in Industrial Engineering and Management Sciences. She is a member of the McCormick Advisory Board, Northwestern University, and sits on its executive committee.

Senior Management

In addition to the executive management on our Board, the day-to-day management of the Group is conducted by the following senior managers:

Name	Position
Alison Horrocks	Vice President – Corporate Governance and Company Secretary
Eugene Jilg	Chief Technical Officer
Debbie Jones	Senior Vice President – Corporate Development
Perry Melton	Chief Operating Officer
Rupert Pearce	Senior Vice President – Inmarsat Enterprises and Group General Counsel

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

Eugene Jilg returned to Inmarsat Ventures Limited in January 1999 as our acting Vice President of Corporate Affairs and Strategy and subsequently was appointed as Chief Technical Officer and is also Vice President, Product Evolution, Inmarsat Global Limited. Previously, between November 1989 and April 1998, he held various positions within the intergovernmental predecessor principally managing satellite programmes and operations. Prior to joining Inmarsat, between August 1984 and September 1989, Mr Jilg co-owned and co-managed Celsius Joint Venture, doing business as Case Parts Company. Between 1979 and 1984, Mr Jilg was Deputy Director of the Space Systems Division of Ford Aerospace and Communications Corporation. Prior to this, from 1964, he held various positions at Communications Satellite Corporation. Prior to 1964, Mr Jilg was, inter alia, employed by the US Government and was an officer in the US Navy. He holds a BS degree and an MS degree in Mechanical Engineering from Stanford University.

Debbie Jones joined Inmarsat in 2000. She is currently Senior Vice President, Corporate Development and was Vice President of Business and Customer Operations until January 2009. Ms. Jones is a non-executive director of Capital Law LLP. Between 1995 and 2000, she was the senior human resources adviser for Eversheds Solicitors. Between 1988 and 1995, she was the head of personnel at Companies House in Cardiff. Between 1983 and 1988, Ms Jones held various operational, information technology supervisory and management positions at the Department of Trade and Industry and the Office for National Statistics. She is a member of the Chartered Institute of Personnel and Development.

Perry Melton has been with Inmarsat Global Limited and its intergovernmental predecessor since 1992 and was appointed as Chief Operating Officer with effect from 1 January 2009. Prior to his current position, he was Vice President of Sales and Marketing and, between 1992 and April 2002, he held various management positions, including Vice President of Strategic Development, manager of the Inmarsat-4 satellite investment planning team and head of procurement and contracts. Between 1982 and 1992, Mr Melton gained considerable experience in the space and information systems industries through his employment in various finance and contracts positions with Lockheed Martin. Mr Melton was educated at University of Notre Dame, where he received a BA degree in English Literature.

Rupert Pearce joined Inmarsat in January 2005 from Atlas Venture a venture capital company, where he was a partner working with the firm’s European and US investment teams on investment, divestment, M&A and corporate finance transactions and was a member of the firm’s investment and exit committees. He was previously a partner at the international law firm Linklaters, where he spent 13 years specializing in corporate finance, M&A and private equity transactions. He received an MA in Modern History from Oxford University, and won the 1995 Fulbright Fellowship in US securities law, studying at the Georgetown Law Center.

There are no family relationships between any director and senior management.

BOARD PRACTICES

Corporate Governance

Our parent company, Inmarsat plc has established audit, remuneration and nominations committees.

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

During the year to 31 December 2008, the audit committee reviewed and endorsed, prior to submission to the Board, half-year and full-year financial statements, interim management statements and results announcements and the quarterly financial reports for the Company and Inmarsat Group Limited. It considered internal audit reports and risk management updates, agreed external and internal audit plans and received updates on management responses to audit recommendations and approved the review of accounting policies. Pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act 2002 for the Company and its fellow US reporting subsidiary, an annual assessment must be undertaken by management of the effectiveness of internal controls over financial reporting. The audit committee has overseen the progress of a project to document and test internal controls over financial reporting through regular status reports submitted by management. The first annual assessment and related report from management was included in the Forms 20-F filed in April 2008. The external auditors are required to conduct their attestation under Section 404 for the financial year ending 31 December 2009.

The Company Secretary, as Chairman of the Disclosure Committee, reported on matters that affected the quality and timely disclosure of financial and other material information to the Board, to the public markets and to shareholders. This enabled the audit committee to review and clarify the completeness of financial reporting disclosures prior to their release by the Board.

Remuneration Committee

The remuneration committee of the Board of directors comprises Stephen Davidson (Chairman), Sir Bryan Carsberg, Admiral James Ellis Jr (rtd) and Kathleen Flaherty. All committee members are independent, non-executive directors.

The remuneration committee, on behalf of the Board, meets as and when necessary to review and approve as appropriate the remuneration of the executive directors and senior management and major remuneration plans for the Group as a whole. The remuneration committee appraises the Chairman and Chief Executive Officer against his written objectives. Similarly, the Chairman and Chief Executive Officer appraises the other executive directors and makes recommendations to the remuneration committee relating to their bonus achievement. The remuneration committee approves the setting of objectives for all of the executive directors and authorizes their annual bonus payments for achievement of objectives. The remuneration committee provides remuneration packages necessary and sufficient to attract, retain and motivate executive directors to run the Company successfully. The remuneration committee is empowered to recommend the grant of share options under the existing share option plans and to make awards under the short and long-term incentive plans. The remuneration committee considers there to be an appropriate balance between fixed and variable remuneration and between short and long-term variable components of remuneration. All of the decisions of the remuneration committee on remuneration matters in 2008 were reported to and endorsed by the Board.

Nominations Committee

The nominations committee of the Board of directors comprises Andrew Sukawaty (Chairman), John Rennocks, Admiral James Ellis Jr (rtd) and Stephen Davidson.

The nominations committee meets as and when necessary. The nominations committee has responsibility for nominating to the Board, candidates for appointment as directors, bearing in mind the need for a broad representation of skills across the Board. The nominations committee will also make recommendations to the Board concerning the re-appointment of any independent, non-executive director by the Board at the conclusion of his or her specified term; the election and re-election of any director by shareholders under the retirement provisions of the Company’s articles of association; and changes to senior management, including executive directors.

(B)    Management of the Issuer

Board of Directors

The directors of Inmarsat Finance II plc are Andrew Sukawaty, Michael Butler and Rick Medlock.

Audit Committees

The audit committee of Inmarsat Group Limited comprises Andrew Sukawaty and Michael Butler, neither of whom the board of directors considers to be an audit committee financial expert, and neither of whom is independent (as such term is defined under the rules adopted by the New York Stock Exchange pursuant to the Sarbanes-Oxley Act of 2002). We believe that the members of Inmarsat Group Limited’s audit committee have sufficient experience to perform their responsibilities. Neither the issuer nor the guarantor is required under its law of incorporation to include financial experts on its audit committee.

COMPENSATION

In the year ended 31 December 2008, Inmarsat Group Limited paid or accrued compensation (including salary, bonus, benefits and pension, excluding compensation resulting from the vesting of share awards) of US$8.0m to the Executive Staff (including Executive Directors and comprising eight individuals) employed during that period (2007: US$8.5m and 2006: US$6.8m for the Executive Management Board comprising ten and ten individuals respectively). This includes compensation in all capacities with respect to Inmarsat plc and its subsidiaries.

The following table sets out the total compensation for prior and current directors of Inmarsat plc for the year ended 31 December 2008:

	Year ended 31 December 2008
	Salaries/ Fees	Bonus	Benefits	Total	Pension
	(US$000)
Executive directors
Andrew Sukawaty	905	1,017	36	1,958	116
Rick Medlock	551	424	11	986	23
Michael Butler	626	462	12	1,100	23
Non-executive directors
Kathleen Flaherty	92	—	—	92	—
Sir Bryan Carsberg	97	—	—	97	—
Stephen Davidson	111	—	—	111	—
Admiral James Ellis Jr (ret)	178	—	—	178	—
John Rennocks	173	—	—	173	—

	2,733	1,903	59	4,695	162

1.	The pension for Andrew Sukawaty includes an annual salary supplement in lieu of employer pension contribution.

2.	The fee for Admiral James Ellis Jr (ret) included a fee as a director of Inmarsat Inc, a wholly-owned subsidiary in the US. As at 31 December 2008, this fee was US$82,732 per annum (2007: US$79,780 per annum).

Service Agreements

Messrs Sukawaty, Medlock and Butler, being the three executive directors, all have service agreements dated 17 June 2005.

As announced on 13 March 2008, Michael Butler will leave the Company on 30 April 2009. As part of the mutually agreed departure terms, Mr Butler will receive a payment of £100,000 as compensation principally for non-participation in the 2008 share awards made under the Inmarsat 2005 Bonus Share Plan (the “BSP”) and Inmarsat 2005 Performance Share Plan (the “PSP”). The remuneration committee has also agreed that Mr Butler is entitled to receive the two tranches of shares outstanding under the 2007 BSP award as the performance condition was fully achieved in 2007. His entitlement under the PSP award made in 2007 will vest in March 2010 subject to the performance conditions being achieved and his award will be scaled to reflect the period he was employed as a proportion of the vesting period, which will be over 2/3rds of the total period. Mr Butler will be entitled to receive a pro rata annual bonus based on the Company’s performance from 1 January 2009 to 30 April 2009 if the remuneration committee determines that key performance indicators of the results of Inmarsat give clear evidence that the bonus scheme would yield an award for the 2009 financial year.

The employment of Mr Sukawaty and Mr Medlock is for an indefinite period and continues until either party terminates it. Either party may terminate the employment by giving to the other not less than twelve months’ written notice.

Fees for non-executive directors are determined annually by the Board as a whole, taking advice as appropriate and reflecting the time commitment and responsibilities of the role. With effect from 1 July 2008, the Board approved an increase of 3% to the basic non-executive directors’ fee. The fees are not pensionable. Non-executive directors’ fees currently comprise a basic fee of £44,006 per annum plus additional fees of £5,000 per annum for committee chairmanship of the audit and nominations committees, £7,500 per annum for chairmanship of the remuneration committee and £2,500 per annum for each committee membership. The Chairman and Chief Executive Officer who is Chairman of the Nominations Committee does not receive a fee for this position.

The Deputy Chairman and Senior Independent director receives a basic fee of £82,512 per annum (which includes fees for any committee membership) plus a fee of £5,000 per annum for chairmanship of the audit committee.

Admiral James Ellis Jr (ret) also receives a fee in respect of his directorship of Inmarsat Inc which was US$82,732 per annum as at 31 December 2008.

Non-executive directors do not participate in any annual bonus nor in the pension scheme, healthcare arrangements nor in any of the Company’s incentive plans. The Company repays the reasonable expenses they incur in carrying out their duties as directors.

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

Pensionbuilder plan

This plan is established pursuant to a trust deed and managed by a trustee company. This plan combines a defined benefit tier with a defined contribution tier. This plan provides benefits based on the employee’s salary up to a maximum of a scheme specific cap. The defined benefit tier provides a pension determined by the employee’s pensionable service, final pensionable salary and career average salary. The defined contribution tier provides benefits determined by contributions paid into the employee’s retirement account, investment growth on those contributions and the cost of buying a pension at retirement. Only employees who were contributing members of the Inmarsat Staff Pension and Death Benefit Plan on 31 December 1998 were eligible to join this plan. This plan has been closed to new entrants. In addition, Inmarsat pays the cost of the employee’s life insurance and disability scheme benefits.

International pension plan

This plan is established pursuant to a trust deed and is managed by trustees. Contributions by the employee and our contributions are fixed according to the employee’s age. Contributions are paid into an individual account held in the name of the trustees. An employee’s plan is invested by a professional pension fund manager that we recommend and who is appointed by the trustees. At retirement, the employee can take the value of his/her plan as a lump sum payment or use his or her plan to buy a pension. Pensions started from 1 April 2006 will be subject to the UK Inland Revenue rules in that generally only part of the funds can be taken as a lump sum. All our non-UK tax domiciled employees who were employees of our predecessor in business, the International Mobile Satellite Organization, before 1 January 1999 were eligible to join this plan and such employees joining us on or after 1 January 1999 were eligible to join this plan once they reached the age of 18. From April 2006, only staff based overseas may join this plan. In addition, Inmarsat pays the cost of the employee’s life insurance and disability scheme benefits.

Inmarsat funded unapproved retirement benefits plan

This plan was for former members of the Inmarsat Staff Pension and Death Benefit Plan at 31 December 1998. This plan is established under a formal trust deed. This plan was closed and frozen on 31 March 2006. No new entrants or contributions are allowed into this plan. Benefits are now administered through the defined contribution tier of the Pensionbuilder plan. At retirement, the employee can take the value of his/her plan as a lump sum payment or use his or her plan to buy a pension.

Inmarsat Inc 401(k) pension plan

This plan is established pursuant to a trust and is managed by a trustee. This plan is provided for our employees who are US citizens or permanent residents in the US. Both we and the employee make contributions to this plan. Contributions are paid into individual accounts held in an employee’s name. The accounts are invested by a professional pension fund manager. On retirement, an employee can take the value of his account as a cash lump sum payment or in regular instalments. Contributions to this plan are restricted by Internal Revenue Service limits. If the limit is exceeded, contributions that cannot be made to this plan will, subject to relevant rules, be invested in the Inmarsat International pension plan (for staff who joined prior to 1999 only). The total amount of contributions made will not be affected by which plan is used. In addition, we make contributions equal to a percentage of the difference between pensionable salary (meaning basic salary under the previous pension plan, grossed up for UK tax liabilities) and gross salary (for staff who joined prior to 1999 only). In addition, we pay the cost of providing lump sum life insurance and disability benefits from separate arrangements.

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

See Item 7 “Major Shareholders and Related Party Transactions” for directors’ interests in Inmarsat plc.

EMPLOYEES

The following table sets out the average numbers of persons we employed in the Group for the years ended 31 December 2008, 2007 and 2006 by main category of activity:

	2008	2007	2006
Category of activity
Operations	175	164	124
Sales and marketing	79	78	81
Development and engineering	87	86	79
Administration	125	123	123

Total	466	451	407

In the year ended 31 December 2008, the total compensation paid to (or accrued with respect to) our employees was US$104.2m.

The majority of our employees work in London. The remainder work generally in the United States, Dubai and Indonesia. Our multicultural workforce comprises more than 40 nationalities, which is important to the operation of our global business.

We do not recognize an official labor union although some of our employees have individual membership in such unions.

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

SHARE OWNERSHIP

See Item 7 “—Major Shareholders and Related Party Transactions” for ownership by directors and management.

During the year, eligible employees participated in a grant of share options and were also able to exercise share options under an unapproved share option plan.

Awards under all of Inmarsat plc’s share plans (including the long-term incentive plans for executive Directors and management) will normally be made only during the six weeks following the announcement by Inmarsat plc of its results for any period and at any other time when the grant of awards will not be prohibited by the Model Code or its own share dealing code.

In any ten-year period, the number of shares which may be issued or placed under option under any executive share plan established by Inmarsat plc, may not exceed 5% of its issued ordinary share capital from time to time. In any ten-year period, the number of shares which may be issued or placed under option, under all employee share plans established by Inmarsat plc, may not exceed 10% of its issued ordinary share capital from time to time.

Options and awards granted before the IPO are not counted towards the above limits.

Inmarsat 2004 Staff Value Participation Plan (the “2004 Plan”)

In November 2004, the 2004 Plan was adopted. 280,800 A ordinary shares in Inmarsat plc were available to be granted under the 2004 Plan to eligible Directors or employees of the Group. All options under the 2004 Plan have now vested and are exercisable. Whenever options are exercised under the 2004 Plan, the holder must pay a de minimis charge of €1. The options expire 10 years from the date of grant.

Following the exercise of options granted under the 2004 Plan, shares are transferred to the optionholders from the Inmarsat Employees’ Share Ownership Plan Trust. No new shares are issued to satisfy the exercise of these options.

No executive Director or member of senior management at the date of grant participated in the 2004 Plan.

Inmarsat 2005 Sharesave Scheme (the “Sharesave Scheme”)

The Sharesave Scheme is a HM Revenue & Customs approved scheme open to all permanent employees paying UK PAYE, including executive Directors. The maximum that can be saved each month is £250 and savings plus interest may be used to acquire shares by exercising the related option at the end of the three-year savings contract.

The first grant under the Sharesave Scheme was made in July 2005 with an option grant price of £2.24 per ordinary share (a 20% discount to market value). All of the executive Directors and certain members of senior management participated in the first invitation under the Sharesave Scheme. The first grant matured on 1 September 2008.

A second grant under the Sharesave Scheme was made in December 2008 with an option grant price of £3.06 per ordinary share (a 20% discount to market value). Two of the executive Directors and certain members of senior management participated in the second invitation under the Sharesave Scheme.

Inmarsat 2005 International Sharesave Scheme

The International Sharesave Scheme is open to eligible employees based overseas who do not pay UK PAYE. The International Sharesave Scheme was established to replicate the UK approved Sharesave Scheme as closely as possible. Employees receive the gain on the growth in share price when they exercise their options and retain the savings they have made.

The first grant under the International Sharesave Scheme was made in October 2005 and used the same grant price as the UK Sharesave Scheme. The first grant matured on 1 September 2008.

A second grant under the International Sharesave Scheme was made in December 2008 and used the same grant price as the UK Sharesave Scheme.

Inmarsat 2005 Share Incentive Plan (the “SIP”)

Awards under the SIP were made in April 2006 and in April 2007. The SIP is a HM Revenue & Customs approved plan open to all permanent employees paying UK PAYE and operates in conjunction with a UK tax-resident trust which holds shares on behalf of participating employees. Under the SIP, Inmarsat plc can award “Free Shares” (up to a maximum value of £3,000) to employees. Employees can also acquire “Partnership Shares” from their salary up to a maximum of £1,500 per annum and Inmarsat plc will match this with up to two free “Matching Shares” per “Partnership Share” (equivalent to a maximum value of £3,000 per annum). The market values per ordinary share at the date of the 2006 and 2007 awards were £3.7725 and £4.14 respectively.

Arrangements were put in place for eligible overseas employees to replicate the UK approved SIP as closely as possible. Additional arrangements were also put in place for the April 2006 award for employees to acquire shares over the capped amounts under the approved SIP. The same market value per ordinary share was used as for the approved SIP. Awards under these arrangements have been made using shares held by the Inmarsat Employees’ Share Ownership Plan Trust.

No executive Director applied to participate in the SIP or equivalent overseas arrangements when they were offered in 2006 and 2007.

The number of new shares issued to UK employees participating in the SIP on 7 April 2006 was 460,312 and on 10 April 2007, the number of new shares issued was 216,114.

Inmarsat 2005 Bonus Share Plan (the “BSP”)

The BSP provides the means by which a part of an employee’s annual bonus can be delivered in the form of shares, or their equivalent, and allows a bonus award of shares to be made in addition to a participant’s cash bonus. No part of the annual cash bonus payments have been delivered in the form of shares.

The following awards under the BSP have been made to the executive Directors and certain members of senior management:

•	during 2006, awards of shares were made relating to a monetary award determined in May 2005 and September 2005;

•	during 2008, awards of shares were made relating to a monetary award determined in March, May and September 2007; and

•	during 2009, awards of shares were made relating to a monetary award determined in March 2008.

The levels of bonus share award that can be made are equivalent to 200% (increased from 100% following shareholder approval at the Inmarsat plc 2008 AGM) of the maximum annual cash bonus which may be paid and in exceptional circumstances, equivalent to 300% (increased from 200%) of the maximum annual cash bonus. For the Chairman and Chief Executive Officer, the maximum annual cash bonus opportunity is 125% of basic salary and for the other executive Directors, the maximum annual cash bonus opportunity is 75-100% of basic salary. The remuneration committee will use these new limits carefully and does not intend automatically to make share awards at the higher level.

If a portion of a participant’s cash bonus is deferred into shares under the BSP, a matching award up to the value of 50% of an individual’s maximum bonus opportunity may also be made, which would vest after three years subject to the attainment of performance conditions determined by the remuneration committee. Matching awards have not been made under the BSP to date.

For the bonus share award, the remuneration committee sets the annual performance targets in respect of the financial year relating to the award. To date, these have been the same financial targets as those used for the annual cash bonus comprising four financial measures. These performance elements were also used for the basis of the 2009 BSP award based on the 2008 Inmarsat Financial Results. Bonus share awards may normally be exercised according to a vesting schedule set by the remuneration committee. The remuneration committee can determine how dividends paid during the vesting period shall be awarded to participants. For the awards made to date, dividends accrue in the form of ordinary shares which are added to the original award of shares and vest in line with the relevant award.

The first award under the BSP was made to the executive Directors and certain members of management in May 2005 as a bonus share award and was conditional upon the IPO occurring. The value of the bonus share award was based on a percentage of the target bonus for each individual. The number of shares was calculated based upon the mid-market closing price of the ordinary shares of Inmarsat plc following the announcement of the 2005 Preliminary Results on 9 March 2006. The annual performance targets relating to revenue, operating expenditure and EBITDA performance for the year ended 31 December 2005 were achieved in full and therefore the maximum bonus share awards were made to participants. The total number of shares awarded under the BSP was 215,542.

On 20 March 2007, 7 March 2008 and 13 March 2009, the first three tranches of shares awarded under the BSP in 2005 vested and included additional shares in respect of accrued dividends.

Share awards under the BSP were made in March, May and September 2007 to executive Directors and certain senior management. The allocation of shares in respect of all three awards was made based upon the mid-market closing price of the ordinary shares of Inmarsat plc on 7 March 2008 following the announcement of the 2007 Preliminary Results. The annual performance targets relating to revenue, operating expenditure, capital expenditure and EBITDA performance for the year ended 31 December 2007 were achieved in full and therefore the maximum bonus awards were made to participants. The total number of shares allocated under the BSP in March 2008 was 938,198. The first tranche of shares awarded in 2007 vested on 13 March 2009 and included additional shares in respect of accrued dividends. The shares will vest in two further tranches in March 2010 and 2011.

New share awards under the BSP were made in March 2008 to executive Directors and certain senior management. The allocation of shares was made based upon the mid-market closing price of the ordinary shares of Inmarsat plc on 12 March 2009 following the announcement of the 2008 Preliminary Results. The annual performance targets relating to revenue, operating expenditure and EBITDA performance for the year ended 31 December 2008 were achieved in full and therefore the maximum bonus awards were made to participants. The total number of shares allocated under the BSP in March 2009 was 807,630. The shares will vest in three tranches in March 2010, 2011 and 2012.

A new share award under the BSP was made in March 2009 to executive Directors and certain senior management. The number of shares to be allocated will depend upon the financial performance of Inmarsat plc in 2009.

Inmarsat 2005 Performance Share Plan (the “PSP”)

The PSP provides for an award of shares, which vest based on corporate performance measured over a three-year period. The PSP is intended for the participation of executive Directors and certain members of senior management.

The maximum number of shares subject to an award to an individual in any financial year may be equal to 200% (increased from 100% following shareholder approval at the 2008 Inmarsat AGM) of annual basic salary as at the award date (other than in exceptional circumstances, such as on recruitment or retention where larger awards of up to 300% (increased from 200%) of annual basic salary may be made). It is not the intention of the remuneration committee automatically to make share awards up to the increased levels.

The remuneration committee has the discretion to increase the size of a participant’s award to reflect the value of reinvested dividends that are paid during the vesting period. This may be paid as either shares or the cash equivalent. The intention of the remuneration committee is to pay this in shares at the end of the three year performance period.

The first awards under the PSP were made to the executive Directors and certain members of management as an allocation in May 2005, conditional upon the IPO of Inmarsat plc occurring, and the number of shares allocated was based upon the conditional IPO listing price of £2.45 per share. The remuneration committee determined that the awards for the executive Directors would be equivalent to 100% of basic salary. The first award vested in May 2008 and 100% of the award vested based upon the achievement of the performance criteria, being the performance of Inmarsat plc against an index and EBITDA growth. Over the period, the EBITDA growth performance was 8.3% per annum, exceeding the upper hurdle which was 7% per annum. The Total Shareholder Return (TSR) of Inmarsat plc, compared with an Index of FTSE 350 companies (excluding investment trusts), was at the 81st percentile, again exceeding the upper hurdle of the 75th percentile. The matrix calculation determined that both performance conditions were in the upper quartile of each performance requirement and therefore 100% of the shares vested.

A second award was made to the executive Directors in March 2007 and the shares allocated were based upon the mid-market closing price of the ordinary shares of Inmarsat plc on 28 March 2007 of £3.95 per share. The remuneration committee determined that the awards would be equivalent to 50% of basic salary. Subject to the performance conditions being met, the award will vest in full in March 2010.

A third award was made to Mr Sukawaty and Mr Medlock and certain members of senior management in March 2008 and the shares allocated were based upon the mid-market closing price of the ordinary shares of Inmarsat plc on 18 March 2008 of £4.3875 per share. The remuneration committee determined that the awards would be equivalent to 100% of basic salary. Subject to the performance conditions being met, the award will vest in full in March 2011.

A fourth award was made to Mr Sukawaty and Mr Medlock and certain members of senior management in March 2009 and the shares allocated were based upon the mid-market closing price of the ordinary shares of Inmarsat plc on 19 March 2009 of £4.5675 per share. The remuneration committee determined that the awards would be equivalent to 75 to 100% of basic salary. Subject to the performance conditions being met, the award will vest fully in March 2012.

The performance conditions applicable to the existing awards will be determined by reference to the relative TSR performance of Inmarsat plc against companies within the FTSE 350 Index (excluding investment trusts), and its EBITDA performance at the end of the relevant three-year performance period.

For the performance targets to be met in full, in respect of the 207 and 2008 PSP awards, and 100% of the award to vest at the end of the three-year period, the relative performance of Inmarsat plc against the TSR must be in the upper quartile and have EBITDA growth at or above 10% per annum. If the relative TSR performance is below the median level or the EBITDA growth achieved is less than 6% per annum, none of the shares will vest. 30% of the award will vest for median TSR performance and EBITDA growth of 6% per annum target. There is pro-rata vesting of shares between median TSR performance and a minimum EBITDA growth of 6% per annum target and upper quartile TSR performance and EBITDA growth of 10% per annum. The parameters of the performance measure should not be construed as providing any view on the future performance of the Company.

	Annualized EBITDA growth
Vesting Fractions	Below 6%	At 6%	6% to 10%	At or above 10%
Relative TSR performance
Upper quartile	No vesting	75%	Pro-rata	100%
Median to upper quartile	No vesting	Pro-rata	Pro-rata	Pro-rata
Median	No vesting	30%	Pro-rata	75%
Below median	No vesting	No vesting	No vesting	No vesting

The remuneration committee believes that the constituents of the FTSE 350 Index (excluding investment trusts) represent the most appropriate comparator group against which to measure the performance of Inmarsat plc. The remuneration committee also recently revisited whether it is still appropriate to use this index as the performance condition for future awards and considers that it is. As Inmarsat plc is relatively new to the FTSE 100 Index, it is not thought that this would be appropriate to use at this time. Also, the remuneration committee does not believe that there is another suitable comparator group which can be used. Growth in EBITDA was selected to reflect the primary driver of value for Inmarsat plc and this also remains appropriate at the moment for future awards.

Following the exercise of the option by Inmarsat plc to indirectly acquire Stratos in April 2009, the remuneration committee has already discussed that it will adjust the EBITDA range from 6-10% to 5-8% for the 2009 PSP award which is comparably demanding for the combined group.

It is intended that future awards under the PSP will also be made.

Chief Executive Officer Share Award

The remuneration committee made a special grant of performance-related shares to Andrew Sukawaty, the Chairman and Chief Executive Officer, on 28 September 2007. Discussions with major shareholders of Inmarsat plc took place before the award was made.

A conditional award of 1 million shares was made on 28 September 2007 (the mid-closing share price of the ordinary shares of Inmarsat plc on 27 September 2007 was £4.49 per share). No shares will be earned unless, three years after grant, the share price reaches a minimum price of £5.50. For performance above this level shares will be earned pro-rata up to a share price of £7.25 at which the full award will be earned. The share price performance condition will be assessed on the basis of the average closing price of Inmarsat plc shares over the last 20 trading days of the performance period. A further award over 0.7 million shares could be earned if, at that time that performance is assessed, the share price has reached £9.25. If the share price is below £7.25 none of the additional shares would be earned and between £7.25 and £9.25 shares would be earned pro-rata up to a share price of £9.25.

Additional shares will accrue representing the value of dividends paid during the performance period on the number of shares that ultimately vest. Good leaver provisions would result in a scaled award pro-rata for time and performance. In the event of a change of control of Inmarsat, the award would be reduced taking account of time and performance against the original share price targets.

The Inmarsat Employees’ Share Ownership Plan Trust purchased 1 million shares on 26 November 2007 to hold against the satisfaction of the award. This has been funded through a loan from Inmarsat plc to the Trust.

Directors’ share options and share awards

Information in respect of share options and share awards held by the executive Directors of the Company during the year to 31 December 2008 is set out below. No other Director has received share options.

Inmarsat 2005 Sharesave Scheme	Options held at 1 January 2008	Granted during the year	Exercised during the year[1]	Options held at 31 December 2008	Exercise Price	Market price on Exercise	Date from which exercisable	Expiry Date
Michael Butler	4,229	—	4,229	—	£2.24	£5.00	1 September 2008	—
Rick Medlock	4,229	—	4,229	—	£2.24	£5.00	1 September 2008	—
	—	3,137	—	3,137	£3.06	—	1 February 2012	July 2012
Andrew Sukawaty	4,229	—	4,229	—	£2.24	£5.00	1 September 2008	—
	—	3,137	—	3,137	£3.06	—	1 February 2012	July 2012

1)	All of the Executive Directors exercised their options under the first grant of the Sharesave Scheme on 1 September 2008. Mr Butler retained the resulting shares and Messrs Medlock and Sukawaty sold their resulting shares at a price of £5.00 per share.

Inmarsat 2005 Bonus Share Plan	Share awards held at 1 January 2008	Vested during the year[2,3]	Share awards held at 31 December 2008[4]	Share awards held at 12 March 2009	Share price at date of award	Vesting Date
Award made in March 2005[1]
Michael Butler	17,499	9,039	9,038	9,038	£3.83	March 2009
Rick Medlock	17,499	9,039	9,038	9,038	£3.83	March 2009
Andrew Sukawaty	37,859	19,555	19,555	19,555	£3.83	March 2009

Award made in March 2007[5]
Michael Butler	65,537	—	65,537	65,537	£4.58	March 2009-2011
Rick Medlock	58,503	—	58,503	58,503	£4.58	March 2009-2011
Andrew Sukawaty	66,248	—	66,248	66,248	£4.58	March 2009-2011

1)	The shares vest in three equal instalments in March 2007, 2008 and 2009.

2)	The number of shares subject to the award increases by the number of shares that the Executive Director could have purchased with the value of dividends they would have received on their award, based on the share price on the ex-dividend date.

3)	On 7 March 2008, shares vested at £4.57 per share. On 10 March 2008, Messrs Butler and Medlock sold their vested shares at a market price of £4.57 per share, representing a monetary value of £41,297. On the same date, Mr Sukawaty sold sufficient of his vested shares at a price of £4.57 per share to cover the tax and national insurance contributions due on the value of the shares and retained 11,509 shares.

4)	Following the 2008 Preliminary Results, the third tranche of the award made in 2005 vested on 13 March 2009. The number of shares vested included additional shares in respect of the value of reinvested dividends as noted in 2) above.

5)	The shares vest in three equal instalments in March 2009, 2010 and 2011.

6)	The monetary value of the award made in March 2008 was converted in full to ordinary shares following the announcement of the 2008 Preliminary Results at a price of £4.59 per share, resulting in 87,516 shares for Mr Medlock and 95,860 shares for Mr Sukawaty. These shares will vest in three equal instalments in March 2010, 2011 and 2012.

7)	On 20 March 2009, Messrs Sukawaty and Medlock received a monetary award of £459,800 and £321,828 respectively which, subject to achievement of the performance conditions, will be converted to an award of shares in March 2010. These shares will then vest in March 2011, 2012 and 2013.

Inmarsat 2005 Performance Share Plan	Share awards held at 1 January 2008	Awarded during the year	Vested during the year[1,2]	Share awards held at 31 December 2008	Share price at date of award	Vesting Date
Michael Butler	106,123	—	116,402	—	£2.45	31 May 2008
	37,974	—	—	37,974	£3.95	29 March 2010
Rick Medlock	106,123	—	116,402	—	£2.45	31 May 2008
	33,898	—	—	33,898	£3.95	29 March 2010
	—	91,555	—	91,555	£4.39	19 March 2011
Andrew Sukawaty	153,062	—	167,890	—	£2.45	31 May 2008
	48,892	—	—	48,892	£3.95	29 March 2010
	—	100,284	—	100,284	£4.39	19 March 2011

1)	The number of shares subject to the award increases by the number of shares that the Executive Director could have purchased with the value of dividends they would have received on their award, based on the share price on the ex-dividend date.

2)	On 2 June 2008, shares vested at £4.62 per share, representing market values of £537,777, £537,777 and £775,652 for Messrs Butler, Medlock and Sukawaty respectively. On 3 June 2008, Mr Medlock sold his vested shares at a market price of £4.64 per share, representing a monetary value of £540,105. On the same date, Messrs Butler and Sukawaty sold sufficient of their vested shares at a price of £4.64 per share to cover the tax and national insurance contributions due on the value of the shares and retained 68,557 and 98,882 shares respectively.

3)	An award was made on 20 March 2009 to Messrs Sukawaty and Medlock of 100,667 and 70,460 shares respectively, based on the mid-closing share price on 19 March 2008 of £4.5675. These shares will vest in March 2012.

Chief Executive Officer Share Award[1]	Share awards held at 1 January 2008	Awarded during the year	Vested during the year	Share awards held at 31 December 2008	Share price at date of award	Vesting Date
Andrew Sukawaty	1,000,000	—	—	1,000,000	£4.49	28 September 2010

1)	The award may be increased to 1.7 million shares subject to the achievement of certain performance conditions.

The market value of the ordinary shares at 31 December 2008 was 471.50p and the range during the year was 330.25p to 585.00p.

Directors’ interests

The interests of the Directors of the Company in office at the end of the period and their interests in the share capital of Inmarsat plc as at 17 April 2009 and their connected persons are shown below:

	As at 17 April 2009	As at 31 December 2008	As at 31 December 2007*
	Interest in ordinary shares of €0.0005 each
Executive Directors
Michael Butler	322,786	322,786	500,000
Rick Medlock	509,663	509,663	511,163
Andrew Sukawaty(1)	1,133,393	1,108,036	997,645
Non-executive Directors
Sir Bryan Carsberg	16,327	16,327	16,327
Stephen Davidson	16,327	16,327	16,327
Admiral James Ellis Jr (ret)(2)	21,727	21,727	16,327
Kathleen Flaherty	1,500	1,500	1,500
John Rennocks(2)	43,104	43,104	33,104

Note:

1)	Changes to the interests of Andrew Sukawaty in the ordinary shares of the Company during the period from 1 January 2009 to 17 April 2009 relate to shares acquired through the Inmarsat 2005 Bonus Share Plan.

2)	No right to subscribe for shares in the Company or any body corporate in the same group was granted to, or exercised by any Director or a member of a Director’s immediate family during the financial year.

ITEM 7. MAJOR	SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

Inmarsat plc

Inmarsat Group Limited is directly owned by Inmarsat plc. The company does not know of any arrangements that may, at a subsequent date, result in a change in control of the company. As of 17 April 2009, there were the following direct and indirect interests in more than 3% of the voting rights of Inmarsat plc:

	17 April 2009			18 April 2008
Substantial shareholdings	Number of voting rights		Percentage of issued Share Capital	Number of voting rights	Percentage of issued Share Capital
Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P	132,041,000	Indirect	28.76%	129,068,751	28.2%
Lansdowne Partners Limited Partnership	50,958,170	Indirect	11.14%	50,958,170	11.14%
Blackrock, Inc	42,576,471	Indirect	9.31%	42,576,471	9.31%
Legal & General Group Plc	31,677,326	Direct	6.9%	35,631,512	7.78%
KDDI Corporation.	21,739,149	Direct	4.76%	21,739,149	4.76%
F & C Asset Management plc	19,164,056	Indirect	4.19%	19,164,056	4.19%
Allianz SE	13,343,300	Indirect	2.91%	13,812,748	3.02%
	490,186	Direct	0.11%	—	—
Lehman Brothers International (Europe)	—		—	48,724,097	10.64%
The Goldman Sachs Group plc	—		—	21,030,332	4.6%
	—		—	1,875,000	0.41%
Andrew Sukawaty	*		*	*	*
Rick Medlock	*		*	*	*
Michael Butler	*		*	*	*
Alison Horrocks	*		*	*	*
Eugene Jilg	*		*	*	*
Debra Jones	*		*	*	*
Perry Melton	*		*	*	*
Rupert Pearce	*		*	*	*
All Executive Officers and Directors as a group (8 persons)(1)	4,525,026		0.98%	4,945,605	1.08%

Note: Percentages are based on the issued ordinary share capital as at the date of the respective notifications.

*	Represents beneficial ownership of less than one percent of ordinary shares outstanding.

1)	As at 17 April 2009, in addition, the Inmarsat Employees’ Share Ownership Plan Trust held 0.26% of the issued ordinary share capital, which may be allocated to senior management and employees in the future. None of these shares have been issued as of the date of this annual report.

As at 17 April 2009, the Directors and management of Inmarsat plc beneficially owned individually and in aggregate (including shares which may be allocated from within the Trust) 1.25% of the issued ordinary share capital of Inmarsat plc.

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

Name	Issued and fully paid share capital	Nature of business/activity

Inmarsat Investments Limited	534,600,000 ordinary shares of €0.0005	Holding company

Inmarsat Ventures Limited	100,345,801 ordinary shares of £0.10 each and 1 special rights non-voting redeemable preference share of £1.00	Holding company

Inmarsat Global Limited	100,000,002 ordinary shares of £1.00 each	Satellite communications

Inmarsat Services Limited	1 ordinary share of £1.00 each	Employment company

Inmarsat Leasing (Two) Limited	1,061 ordinary shares of £1.00 each	Satellite leasing

Inmarsat Launch Company Limited	4,000 ordinary shares of $1.00 each	Launch insurance company

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

RELATED PARTY TRANSACTIONS

Distribution Arrangements

During 2008, one of our principal shareholders, KDDI Corporation, was among our five largest distribution partners (measured by traffic volume over our network). These distribution partners are parties to the Distribution Agreements. For a description of these new Distribution Agreements, see “Item 10: Additional Information—Material contracts”.

Supply Arrangements

We enter into network and satellite control services and telephone and equipment services contracts with suppliers, including suppliers who are also our existing shareholders. During 2008, we made payments under these contracts in an aggregate amount of US$0.8m. These arrangements may be continuing, or we may enter into additional contracts with existing shareholders on an arm’s length basis on commercial terms.

Stratos Global Corporation

On 15 April 2009, Inmarsat plc (the ultimate parent company of the Inmarsat group) confirmed that it had completed the acquisition of Stratos. Following the acquisition, Stratos became a wholly-owned operating subsidiary of Inmarsat plc. Stratos operations will continue to be managed by the existing Stratos management team, reporting directly to Inmarsat at a corporate level. Inmarsat has implemented a fair channel management policy to ensure fair treatment between its direct and indirect distribution channel. Inmarsat remains committed to a primarily indirect distribution model through its existing channels to market. Revenue earned by the Group from Stratos for the year ended 31 December 2008 was US$256.4m. Other trading between the Group and Stratos was not material to either party for the year ended 31 December 2008. The amount held in accounts receivable owing from Stratos at 31 December 2008 was US$78.7m.

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

It is intended that the Articles of Association of the Company will be amended to implement the parts of the new Companies Act 2006 which came into effect on 1 October 2007 and the remaining provisions which will come into effect on 1 October 2009.

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

The Company may also by special resolution:

i)	buy back its own shares; and

ii)	reduce its share capital, any capital redemption reserve and any share premium account.

MATERIAL CONTRACTS

Alphasat Phase B/C/D/E1 Contract with European Space Agency

On 8 November 2007 Inmarsat Global Limited entered into an agreement with the European Space Agency (ESA) to:

a)	procure the build and launch of Alphasat by 31 December 2013;

b)	embark certain technology demonstration payloads; and

c)	operate Alphasat for a period of three years after commissioning and provide ESA with telemetry data on technology demonstration payloads.

Term

The agreement terminates three years after the commissioning of Alphasat.

Price

In addition to providing us with the Alphabus satellite platform, ESA will pay Inmarsat an amount as a contribution towards the production of Alphasat and launch services costs and pay its contribution in relation to Alphasat to our main subcontractors (Astrium SAS and Astrium Limited) directly in accordance with a milestone delivery schedule.

Consequences of Failure to perform

If we fail to launch before 31 December 2013, we have an option to require further extension of the launch period until 31 December 2015. If we exercise this option we shall pay liquidated damages for any launch delay beyond 31 May 2014 up to an agreed amount. The payment shall be in lieu of any or all rights to terminate the agreement before 1 January 2016.

Termination

ESA may terminate the agreement in the following circumstances:

•	if we become insolvent or legal action leading to bankruptcy is taken against us by creditors;

•	if we resort to fraudulent practices in connection with the agreement;

•	if we fail to continue to meet the technical requirements of the agreement;

•	if we fail to launch Alphasat by 31 December 2013—or if the option to extend the launch period is exercised by 31 December 2015; or

•	if we transfer the agreement or conclude sub-contracts without ESA’s consent.

Alphasat Contract with Astrium SAS

On 8 November 2007 we entered into an agreement with Astrium SAS (“Astrium”) to design, develop, manufacture, test, integrate and prepare Alphasat for launch. The satellite is due for delivery to the launch site on or before 8 April 2012.

Term

The agreement terminates 40 calendar quarters after Alphasat’s successful injection into its orbital location.

Price

The price to be paid includes the manufacture and integration of Alphasat, post-launch milestone and incentive payments. Payments are broken down between ESA payment stream and Inmarsat payment stream and will be made by in accordance with a milestone delivery schedule. In addition to milestone payments, Astrium may receive performance incentive payments from us for Alphasat being successfully operated during 40 calendar months after successful orbital injection. The aggregate of post launch milestone and incentive payments is 10% of the Inmarsat payment stream.

Option

Astrium has granted us the following options under the agreement:

•	an option to order up to four other optional spacecraft by 31 December 2015 at a base price subject to a currency conversion formula;

•

an option to require Alphasat to be stored for a period of up to five years at any time prior to launch. The first six months’ storage is free. At certain times we must pay storage and interest on performance incentives to Astrium. If we do not launch within five years both parties in good faith shall renegotiate performance incentives;

•	an option to purchase a payload control system by 30 June 2009;

•	an option to obtain launch support for other launch services ten months prior to shipping Alphasat; and

•	an option to purchase a beam weight engine by 31 December 2009.

Consequences of Failure to Perform

We are entitled to the following payments and have the following remedies against Astrium in the following circumstances:

•	if Alphasat is delivered late, we receive damages up to an agreed maximum;

•

if Astrium anticipates that it cannot deliver Alphasat by an agreed date and in the absence of a negotiated alternative, we notify Astrium that we are treating the contract as discharged with respect to all or part of the work related to the breach and choose between the following remedies:

•	take over the work and pay Astrium fair and reasonable price for the work. Astrium shall reimburse us for any and all increases costs up to a maximum percentage of the contract price; or

•	receive a refund of all amounts paid by us with interest at the EURIBOR rate calculated from the date of each payment until the date of reimbursement.

•	if Astrium fails promptly to correct satellite deficiencies, we can choose:

•	to have all deficiencies rectified by other means at Astrium’s cost (up to a maximum of 5% of price of the spacecraft); or

•	not to have the deficiency corrected but to negotiate an equitable reduction in the price and an appropriate limitation on the satellite performance incentive payment.

If Astrium fails to cure any other breach of the agreement within 30 days after it receives our notification of the breach, we may seek any remedy legally available to us.

Astrium may elect to terminate the agreement if any payment in excess of a minimum figure remains unpaid for more than 180 days.

If Inmarsat fails to cure any other breach of the agreement within 30 days after it receives notification from Astrium of the breach, Astrium may seek any remedy legally available to them.

Warranty

Astrium provides a warranty that covers equipment (including spacecraft) and services including, launch vehicle interfaces and support services, mission support, transportation and storage. The warranty provides that all equipment is free from any defects in design, materials and workmanship and that services shall be performed in a skilful and workmanlike manner and that both shall conform to the requirements of the contract. The warranty period for services, equipment and software shall commence at the time of final acceptance for the duration of one year.

The warranty in relation to spacecraft shall commence at the time of final acceptance and shall run for one year or until launch whichever occurs first or if placed in storage, five years.

Termination

In addition to the circumstances which may give rise to a right to terminate summarized under “Consequences of Failure to Perform” above, the agreement may be terminated:

•	by either party, in whole or in part at any time, if either party becomes insolvent or goes into liquidation, or resorts to fraudulent practices in carrying out the contract;

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

Satellite Phone Services Handheld Terminal Development

Following a reorganization of the contractual structure on January 28th 2009 we entered into an agreement with Sasken Communication Technologies Ltd (“Sasken”) for the development and delivery to us of handheld satellite terminals capable of mass production (“HH”) and core modules (“CMs”) for the same. The HH are to be designed to function over the ground station equipment that is being developed by Lockheed Martin under a separate contract. The CMs to be developed will provide the essential platform for HH to function and will be capable of use and adaption into other terminals for use over the satellite phone services network being developed. The delivery of development prototypes and the final fully functioning models capable of productionisation are scheduled to occur in a complementary fashion with the development of the ground infrastructure and the launch of the satellite phone service (currently scheduled for Q2 2010).

Term

The agreement expires on 26 November 2011. The term includes 18 months of warranty on the deliverables and software following their acceptance by Inmarsat.

Price

The total contract price covers delivery of prototype CMs and HH and development of the software required to operate both. The price is payable in successive instalments in accordance with a milestone schedule.

Warranty

Sasken warrant that all deliverables under the contract, including equipment, will be new and free from any defects in materials, workmanship and that all services shall be performed in a skilful and workmanlike manner consistent with the best practices of the industry. All deliverables, services and equipment are warranted to conform to the requirements specified in this Contract. The warranty shall commence on the date of Inmarsat’s issuance of a Certificate of type approval of the HH and end 18 months later.

Sasken shall secure certain third party licenses for background technology embedded in the HH and CM. License fees for these intellectual properties may be recovered by the licensor both as a one off non recurring fee for integration into the HH and CM and subsequently on sale of the HH or derivative products to users of HH and derivative products.

If Sasken breach any warranty regarding the quality of the equipment and services provided we can require Sasken to correct or replace the defective or non-conforming equipment and services at their expense.

Remedies for Unsatisfactory Performance

If Sasken provide us with unsatisfactory performance we may terminate the agreement under defined circumstances. Sasken’s liability is limited to direct damages and does not extend to indirect, consequential or special damages, including loss of profit or business.

Remedies for late delivery/Incentives for early delivery

Liquidated damages shall accrue provided that such delay is caused by a contract item under Sasken’s control. Incentives are available should the HH be granted type approval prior to the contractual due date.

Termination

We may terminate this agreement without prejudice to any other rights and remedies, which we have under the agreement or under the law:

•	if Sasken fail to remedy a breach of any of their material obligations, including failure to meet any of its scheduled performance milestones, within 30 days after we request them to do so in writing.

Either Sasken or us may terminate this agreement without prejudice to any other rights and remedies, which that each has under the agreement or under the law:

•	if the other party become subject to insolvency procedures; and

•	if after notice to the other party that time is of the essence in relation to specific obligations, they have not performed such obligations by a reasonable date stated in the notice.

If we terminate this agreement for cause (i.e., for those reasons above) we may receive the following remedies:

•

we may, at our sole discretion, take over all or part of the work completed prior to the termination, in which case, Sasken must compensate us for any increased cost reasonably incurred in completing the work; or

•

if we do not elect to take over and complete all or any part of the work completed prior to the termination provided that such termination occurs before the date of acceptance by Inmarsat of the first set of equipment to be installed and integrated for operation at our designated site, Sasken must refund to us all amounts paid by us for that work and pay the increased cost that we reasonably incur in procuring alternative goods and/or services.

In addition:

•

if a force majeure event delays the delivery timetable by more than two weeks, or permanently prevents Sasken from complying with the delivery timetable we may terminate this agreement in whole or in part.

Satellite Phone Services Ground Network Development

On 23 December 2006 we entered into an agreement with Lockheed Martin Integrated Systems & Solutions (LM) for the delivery to us of ground station equipment that we intend to use for satellite interface and transmission for the intended roll out of our global voice service. There are three sets of equipment to be delivered to three sites around the world in order that services may be modernized and extended in Asia by June 2009 and commenced in Europe by May 2009 and the rest of the world in April 2009.

Term

The agreement currently expires on 22 June 2010. The term includes one year of warranty on each of the three sets of equipment and software following their acceptance by Inmarsat.

Price

The total price covers delivery of the ground station equipment and development of the software required to operate the system and is payable in successive installments in accordance with a milestone schedule. The agreement has been subject to several change notes which have resulted in price increases.

If we elect to have LM provide maintenance support for the equipment after the expiry of the initial warranty we must pay a monthly fee per site. This fee is subject to a fixed increase in the second and third year of such maintenance.

Warranty

LM warrant that all deliverables under the agreement, including equipment, will be new and free from any defects in materials, workmanship and that all services shall be performed in a skilful and workmanlike manner consistent with the best practices of the industry. All services and equipment are warranted to conform to the requirements specified in this agreement. The warranty shall commence on the date of Inmarsat’s issuance of a Certificate of Final Site Acceptance and end 12 months later.

LM shall procure for and hold on Inmarsat’s behalf, Inmarsat-owned spares, above those held on the operational sites, as contingency for equipment failure.

If LM breach any warranty regarding the quality of the equipment and services provided we can require LM to correct or replace the defective or non-conforming equipment and services at their expense.

Remedies for Unsatisfactory Service and Support

If LM provide us with an unsatisfactory performance (meaning performance that does not comply with the technical and functional requirements set out in the agreement or system availability that does not meet the minimum requirements agreed by the parties), we are entitled to damages of up to a maximum of US$1.0m per annum. If LM provide us with unsatisfactory performance we may terminate the agreement or continue to receive the service(s) but negotiate lower performance standards and lower prices. LM’s liability is limited to direct damages and does not extend to indirect, consequential or special damages, including loss of profit or business.

Remedies for late delivery/Incentives for early delivery

Liquidated damages shall accrue provided that such delay is caused by a contract item under LM’s control. Should acceptance occur prior to its scheduled date the contract price shall increase.

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

If we terminate this agreement for cause (i.e. for those reasons above) we are entitled to the following remedies:

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

Senior Facility Agreement

Inmarsat Investments Limited (100% owned subsidiary of Inmarsat Group Limited), as borrower, and certain subsidiaries of Inmarsat plc, as guarantors, entered into a new Senior Facility Agreement (also referred to as the “Senior Credit Facility”) on 24 May 2005, with Barclays Capital, ING N.V. and The Royal Bank of Scotland plc as mandated lead arrangers, Barclays Capital, ING N.V. and the Royal Bank of Scotland plc as book runners and Barclays Bank plc as agent and security trustee, as amended.

The Senior Facility Agreement provides for an amortizing term loan of US$250.0m and a US$300.0m Revolving Committed Facility (also referred to as the “Revolving Credit Facility”) which was US$140.0m drawn as at 31 December 2008 (2007: US$70.0m).

Interest Rates and Fees

Advances under the Senior Facility Agreement bear interest for each interest period at a rate per annum equal to LIBOR plus an applicable margin of between 1.35% to 0.6% tied to a leverage grid. The initial margin was 1.2% and at 31 December 2008 the margin was 0.7%.

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

Use of Proceeds

The proceeds of the new Senior Facility Agreement, together with existing surplus cash and IPO proceeds were used to repay the Previous Senior Facility Agreement as well as the Subordinated Preference Certificates and the 35% Senior Notes principal repayment. The Revolving Committed Facility was US$140.0m drawn as at 31 December 2008.

Voluntary and Mandatory Prepayment

The term loans allow for voluntary prepayments and require mandatory prepayment at par in full or in part in certain circumstances, including:

•	a change of control or sale;

•	the disposal of assets other than in the ordinary course of trading or specific exceptions specified in the Senior Facility Agreement; or

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

In addition, it contains negative covenants that restrict or prohibit Inmarsat Investments Limited and its subsidiaries (subject to certain agreed exceptions) from:

•	merging or consolidating with or into any other person;

•	materially changing the general nature of their business;

•	selling, transferring, leasing or otherwise disposing of any of their assets;

•	creating security interests over any part of their assets, save (among other things) to secure the notes as permitted under the intercreditor agreement;

•	entering into any contract or arrangement unless it is on arm’s length terms;

•	conducting certain acquisitions or investments, or entering into joint ventures or partnerships;

•	incurring or having outstanding certain borrowings, guarantees, indemnities, loans or letters of credit;

•	conducting certain share issues or issuing options for the issue of any shares or loan capital, or redeeming or purchasing their own shares;

•	making any repayment of principal or payment of interest under the indenture related to the notes and related documents, except as permitted by the intercreditor agreement; or

•	declaring or paying certain dividends or making certain other distributions to our shareholders.

In addition, the Senior Facility Agreement requires us to maintain specified consolidated financial ratios, such as EBITDA to total net interest payable, total net debt to EBITDA and senior net debt to EBITDA.

The Senior Facility Agreement contains customary affirmative undertakings, including (among others) undertakings related to:

•	the maintenance of material insurance policies;

•	the maintenance of all relevant authorizations;

•	protection of our intellectual property;

•	implementing certain interest rate hedging policies; and

•	information and accounting.

The Senior Facility Agreement contains customary events of default, including (among others):

•	non-payment of amounts due under the Senior Facility Agreement, subject to a three business day grace period, solely in relation to any administrative or technical error;

•	breach of other covenants (including financial covenants);

•	breach of representations or warranties;

•	invalidity or unlawfulness of certain senior finance documents;

•	certain insolvency, receivership, liquidation, winding up or related events including creditors’ process;

•	cross default when any financial indebtedness of US$15.0m or more is not paid when due or is capable of being declared due and payable;

•	change of ownership;

•	breach of any term in the intercreditor agreement;

•	certain material litigation is commenced or threatened; or

•	regulatory proceedings or other events having materially adverse effects occur.

At any time after the occurrence of an event of default the lenders may terminate the availability of the facilities, declare any outstanding advances due and payable, require any borrower to prepay certain liabilities, and/or take any other action allowed under the documents or law.

The Senior Notes

Inmarsat Finance plc completed an offering of US$375.0m aggregate principal amount 7 5/8% Senior Notes due 2012 in January 2004. In April 2004, Inmarsat Finance plc issued a further US$102.5m aggregate principal amount of 7 5/8% Senior Notes due 2012. We refer to these notes collectively as the Senior Notes. The Senior Notes are guaranteed on a senior basis by Inmarsat Group Limited, the parent company of Inmarsat Finance plc, and on a senior subordinated basis by Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Limited, Inmarsat Leasing (Two) Limited and Inmarsat Launch Company Limited. Inmarsat Investments Limited’s guarantee of the Senior Notes is secured by a second ranking charge over the shares of Inmarsat Ventures Limited. The proceeds from each offering of Senior Notes were loaned by Inmarsat Finance plc to Inmarsat Investments Limited pursuant to separate subordinated intercompany note proceeds loans on substantially identical terms. The terms of these subordinated intercompany note proceeds loans provide that interest will accrue at a rate sufficient to fund interest on the Senior Notes (including default interest) and, if applicable, additional amounts. In July 2005 the Group redeemed 35% of its Senior Notes, reducing the notes outstanding from US$477.5m to US$310.4m. During 2008 Inmarsat Investments Limited purchased US$55.1m of our Senior Notes at a premium of US$0.6m (2007: US$38.0m at a premium of US$1.3m, 2006: US$43.6m at a premium of US$1.2m).

In October 2004, Inmarsat Finance plc consummated a public exchange offer pursuant to which it exchanged the Senior Notes for substantially identical Senior Notes registered under the Securities Act.

Interest on the Senior Notes is payable semi-annually on 28 February and 31 August of each year. The Senior Notes are redeemable, at the option of Inmarsat Finance plc, in whole or in part, at any time on or after 1 March 2009, at 102.542% of their principal amount, plus accrued interest, declining to 100.0% of their principal amount, plus accrued interest, on or after 1 March 2011.

The indenture governing the Senior Notes contains customary covenants, limitations and requirements with respect to indebtedness, restricted payments, dividends and other payments affecting restricted subsidiaries, transactions with affiliates, liens, asset sales, issuance of guarantees of indebtedness of restricted subsidiaries, sale and leaseback transactions, consolidations and mergers, the provision of financial statements and reports and the maintenance of insurance with respect to our satellites. The indenture also requires Inmarsat Finance plc to commence and consummate an offer to purchase the Senior Notes for 101% of their aggregate principal amount, together with any additional amounts and any accrued and unpaid interest owed on the Senior Notes to the date of purchase, upon events constituting or which may constitute a change of control of use.

Intercreditor Agreement

On 21 June 2005, (1) Inmarsat Investments Limited as Original Borrower and Guarantor, (2) Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat (IP) Company Limited, Inmarsat Group Limited and Inmarsat Launch Company Limited as Additional Guarantors, (3) Barclays Bank PLC, ING N.V., and The Royal Bank of Scotland plc, as the senior lenders, (4) Barclays Bank PLC as agent of the other senior finance parties, (5) Barclays Bank PLC as the security trustee and agent, (6) Barclays Bank PLC as the Issuing Bank, (7) The Royal Bank of Scotland plc as the Original Hedging Bank, (8) The Bank of New York as the trustee in connection with the Senior Notes (9) Inmarsat Finance plc as the issuer of the Senior Notes (10) Inmarsat Holdings Limited, Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat (IP) Company Limited, Inmarsat Group Limited and Inmarsat Launch Company Limited as the Original Intercompany Lenders, and (11) Inmarsat Holdings Limited, Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat (IP) Company Limited, Inmarsat Group Limited and Inmarsat Launch Company Limited as the Original Intercompany Borrowers, entered into an intercreditor agreement (the “Intercreditor Agreement”).

The Intercreditor Agreement sets out:

•	the relative ranking of certain debt (not including the notes or the guarantee) of Inmarsat plc and its subsidiaries (excluding Inmarsat Finance III Limited and its subsidiaries);

•	when payments can be made in respect of that debt;

•	when enforcement actions can be taken in respect of that debt;

•	the terms pursuant to which that debt will be subordinated upon the occurrence of certain insolvency events;

•	turnover provisions; and

•	agreements among secured creditors of the obligors regarding enforcement of their security.

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

•	second, the subsidiary guarantees of the Senior Notes; and

•	third, the subordinated intercompany funding loan, any other intercompany debt other than the subordinated intercompany note proceeds loan.

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

•

create or permit to subsist any security, or give any guarantee from Inmarsat plc or any subsidiary of it (including Inmarsat Holdings Limited or Inmarsat Finance plc), for, or in respect of, its subsidiary guarantee, other than the guarantees and security in favor of the holders of the Senior Notes; or

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

Turnover

The subordinated creditors under the Intercreditor Agreement (i.e. the Senior Note trustee, the holders of the Senior Notes, the holder of the subordinated intercompany Senior Note proceeds loan, the holder of the subordinated intercompany funding loan and the other intercompany lenders) have agreed in relation to the relevant subordinated obligations that, prior to the discharge in full of all senior obligations, to turn over to the security agent under the Senior Facility Agreement all payments received in violation of the Intercreditor Agreement.

We obtained permission of the lenders under the Senior Facility Agreement to issue the Senior Discount Notes.

Commercial Framework Agreement

From 15 April 2009 the Commercial Framework Agreement ceased to exist. New distribution arrangements came into effect on 15 April 2009, the details of which have been summarized in the Space Segment Access Agreement, the Network Service Distribution Agreement and the New Lease Services Provider Agreement sections outlined below.

The summary which follows relates to the recently expired Commercial Framework Agreement and has been included as the agreement was in operation during 2008 and up to and including 14 April 2009.

In December 2003, we concluded negotiation of a master commercial framework agreement (the “Commercial Framework Agreement”), an agreement to be entered into among Inmarsat Ventures Limited, Inmarsat Global Limited and any distribution partner in respect of our services we may appoint from time to time. This agreement sets out the terms of our responsibilities and those of our distribution partners in the provision of our satellite communication services upon the date of signing by each new distribution partner until 14 April 2009.

Each signatory of a Commercial Framework Agreement will have also signed, as applicable, a new master distribution agreement known as the Land Earth Station Operator Agreement (“LESO Agreement”), a master R-BGAN distribution agreement, a master BGAN distribution agreement (varying dependant on whether the BGAN service is land, maritime or aeronautical), a master lease services provider agreement, a master SPS distribution agreement or other specialized services distribution agreement for current or future services, depending on the nature of the services we will provide to the distribution partner.

All of our distribution partners have executed a Commercial Framework Agreement other than those R-BGAN distributors that signed a master R-BGAN distribution agreement prior to the Commercial Framework Agreement.

Term

Each Commercial Framework Agreement expired on 14 April 2009. The agreements have not been renewed.

Price

For each of our services a distribution partner provides to end-users, the distribution partner must pay us the price specified in its Commercial Framework Agreement or the applicable distribution agreement for that service. Prices are subject to service-specific, volume-based discounts for distribution partners that reach specified sales revenue targets and traffic targets in the case of R-BGAN only distributors. Initial wholesale prices for our existing services (including R-BGAN), as well as the associated volume discounts related thereto, are set out in each Commercial Framework Agreement or the applicable distribution agreement. Pursuant to these agreements, we must provide prices for our next-generation (e.g. broadband services for the aeronautical sector) services to our distribution partners before we launch those services.

Each Commercial Framework Agreement provided that, in the initial pricing period (from 15 April 2004 until 31 December 2006), we will provide distribution partners with volume discounts and, after 2005, other incentives in a minimum annual amount equal to 6.5% (2005) and 7.0% (2006, 2007 and 2008) of our previous-year revenue from all “demand-assigned” services (i.e. existing and next-generation services other than leasing and radio-determination services). To the extent that the value of volume discounts and other incentives our distribution partners earn is less than the minimum amount specified in the preceding sentence in any year (at least to the end of 2008), we must add such shortfall to the minimum incentive amount for distribution in the following year, and can allocate it in a variety of forms, including price promotions, reductions or incentives.

In addition to the above incentives, from 2006 onwards, we provided distribution partners with an additional incentive in the form of either (at the relevant distribution partner’s option) a cash payment or a credit against amounts due for airtime purchased from Inmarsat Global Limited, in either case, if we exceed certain total revenue targets. These revenue targets were set for 2007 and 2008.

Subject to cost and revenue neutral alterations, the initial prices and discounts set out in each Commercial Framework Agreement were effective until 31 December 2008 in respect of existing services covered by the LESO Agreement. Existing prices and discounts in respect of R-BGAN services and BGAN services for the Land sector were effective until 14 April 2009, subject at all times to the ability to revise those prices subject to the notice provisions laid out in the respective distribution agreements.

Distribution

Under each Commercial Framework Agreement, we were not restricted from appointing new distribution partners for our existing services, if such new distribution partners provide land earth stations, unless a distribution partner is our affiliate, in which case the provisions summarized under “Distribution” apply.

Each Commercial Framework Agreement provided that we may appoint distribution partners (including distribution partners who are not currently distribution partners under our existing distribution arrangements) of our R-BGAN, BGAN and SPS services in accordance with objective selection criteria. Those selection criteria currently relate to the capability, stability, liquidity and performance of potential new distribution partners and vary according to service. However, we were not able to recruit service providers of our existing distribution partners while they were under contract to provide services to their existing distribution partners or for a period of 12 months after the expiration of such a contract, nor were we able to appoint new distribution partners in certain pre-existing core segments of the BGAN market during an initial period of two years following commercial launch of BGAN services, unless we identified a market insufficiently addressed by existing distribution partners (and following consultation with them).

In order to protect distribution partners’ investment in their distribution channels, as long as they remained in force the Commercial Framework Agreements generally prohibited us from selling any services directly to end-users. However, the Commercial Framework Agreements did not prohibit us from selling directly to end-users those services for which the LESO Agreement (as defined below) allowed us to own and operate a land earth station.

Land Earth Station Operator Agreement

From 15 April 2009 the Land Earth Station Agreement ceased to exist and has been replaced by the Space Segment Access Agreement, which came into effect on 15 April 2009, the details of which have been summarized in Item 10 “Additional Information: Material Contracts, Space Segment Access Agreement”.

The summary which follows relates to the recently expired Land Earth Station Operator Agreement which has been included as the agreements were in operation up to and including 14 April 2009.

In December 2003, we finalized the principal terms of a five-year extension to our existing distribution agreements with our distribution partners who operate land earth stations. All of our distribution partners executed this land earth station operator agreement (each a “LESO Agreement”), except those who provided only R-BGAN, BGAN or SPS services. BGAN services includes reference to FleetBroadband and SwiftBroadband services as well.

Services

These LESO Agreements related to the following services:

•	our existing services (i.e. other than R-BGAN, BGAN and SPS services);

•	any service that we provided via our Inmarsat-2 or Inmarsat-3 satellites;

•	any service that was part of a global service that utilizes traffic channels assigned in the regional spot beams or the global beams of the Inmarsat-4 satellites; and

•	any other service that we offered if that service uses or is substantially based on the communications systems technology specified in the agreement.

Leases were not covered by the LESO Agreements, and are covered by the Lease Services Provider Agreement described below.

We were able to authorize a distribution partner to provide new services other than the services described in the above paragraphs, but we had no obligation to do so.

A distribution partner could enter into arrangements with any reseller, and is responsible for its resellers’ actions. In addition, each distribution partner had the right (and obligation) to set the prices for distribution of services under its LESO Agreement to resellers and end-users.

The distribution partner must use its reasonable efforts to promote the use of the services that it chooses to provide, may work with us to achieve marketing goals we have jointly agreed and can develop value-added services. It must also participate in dual branding, market information and customer service programmes.

Term

Each LESO Agreement commenced on 15 April 2004 and expired on 14 April 2009. The LESO Agreement is superseded by the Space Segment Access Agreement, which is summarized in Item 10, “Additional Information-Material Contracts, Space Segment Access Agreement”.

Prices

For each of our services that a distribution partner provides through its land earth station, it had to pay us the fixed price specified in its LESO Agreement (expressed in US dollars per chargeable unit) for that service, multiplied by the volume of traffic that it generated in relation to that service. Pricing is subject to service-specific, volume-based discounts for each distribution partner that reaches specified sales revenue targets.

The agreement specified initial pricing for existing services, as well as volume discounts related thereto, both of which had been established for the period to 31 December 2008.

Affiliated Distribution Partners

We had the right to establish, acquire or affiliate with land earth stations under certain conditions:

•

in an ocean region (defined by satellite beam location), with the unanimous consent of all the distribution partners that had 50% or more of their terminals inactive over the preceding 12 month period and if traffic had declined for two successive years, or that were experiencing a 25% decrease in traffic against the baseline year of 2003 for a particular service, or where three or fewer distribution partners supported a service (in all cases following good faith negotiations with those affected distribution partners);

•	in an ocean region (defined by satellite beam location) where there was a complete withdrawal of distribution partners from that region;

•	with the consent of distribution partners responsible for 66 2/ 3% of our revenues derived from all LESO Agreements in the previous 12 month period; or

•

under certain defined circumstances where no distribution partner had agreed to match our offer of marketing funds to promote a specific service in a promotional scheme we organized (in which case we are permitted to operate a land earth station only to provide the specific service), as long as all arrangements with such new land earth stations were on equal terms with land earth stations of our other distribution partners (related to services, otherwise confidential information, etc.). We had to operate any new land earth stations we established through a separate subsidiary with separate accounting procedures, informational databases and operational staff.

We were sell permitted to sell services directly to resellers and end-users through any new land earth station we established, acquired or affiliated with in accordance with the conditions above.

Our land earth stations at Fucino, Burum and elsewhere could not carry existing services directly to resellers or end-users, but do so for R-BGAN, BGAN and SPS services.

Distribution

Each LESO Agreement provided that:

•

we could authorize other entities, on a non-exclusive basis, to construct land earth stations in order to provide the services to which the LESO Agreements relate via our satellites, but that entity may not be one of our affiliates (meaning a corporation or other form of organization we directly or indirectly control), except as provided above. Such authorizations must be on terms and conditions that were no more favorable to the newly authorized entity than those we offered to other operators of land earth stations;

•	if we or one of our affiliates acted as a reseller, we or it had to do so through a separate subsidiary;

•	we could restrict or withdraw a service in one or more ocean regions if:

•	we had to give one year’s written notice to the distribution partners;

•	we could convene a meeting of the distribution partners to consider their views and the consequences of the withdrawal on their end-users and investments;

•	we applied the restriction or withdrawal equally to all distribution partners that provided services in the relevant region; and

•	the restriction or withdrawal did not conflict with our public service obligations.

Non-exclusivity

Each distribution partner that was a party to a LESO Agreement may distribute services of, or held any economic interest in, any entity that provides mobile satellite telecommunications services, regardless of whether that entity was one of our competitors.

Service Level

In providing satellite services to the distribution partners we had to use our reasonable endeavours to achieve the following network performance objectives:

•	satellite availability:

•	minimum performance: 99.9% per year;

•	target performance: 99.99% per year;

•	satellite capacity grade of service:

•	we had to manage the satellite capacity grade of service to deliver, to the extent possible, a commercially acceptable level of congestion using a pre-agreed process;

•	network availability:

•	minimum performance: 99.9% over any period of three months or greater; and

•	target performance: 99.96% over any period of three months or greater.

If we failed to meet the minimum network performance objectives, the distribution partner would receive a credit for any commitment or other fixed period service affected based on an agreed pre-estimate of the damage that such distribution partner suffered as a result of our failure. However, the distribution partner would not receive an allowance or credit if the interruption of service was for less than one hour. In the event of a dispute, each LESO Agreement provided that the dispute will be referred to and resolved by arbitration.

Intellectual Property

When we entered into a LESO Agreement, we granted to the distribution partner:

•	a royalty-free intellectual property rights license to use certain of our patents and other intellectual property while the distribution partner provided our services to end-users; and

•	a royalty-free trademark license to use certain of our trademarks for the same purpose.

Limits on Liabilities

Under each LESO Agreement, we were not liable to any distribution partner, its affiliates, resellers, customers or other end-users for any direct, indirect or consequential damage arising from any telecommunications breakdown (i.e. any unavailability, delay or interruption to the communication services we provide over our satellites) or any suspension of service to an end-user terminal resulting from our good faith actions at the request of the distribution partner or operators of the land earth stations under the procedures for restricting access to our services by specific user terminals for non-payment or other causes. However, we might have been liable for a telecommunications breakdown caused by our willful or reckless act, or our reckless omission, if we knew that such action or omission would result in a telecommunications breakdown. Our maximum liability to all distribution partners for all occurrences arising from the same cause in any calendar year could not exceed US$10m.

Under each LESO Agreement, the distribution partner required resellers to incorporate, in the terms and conditions applicable to any end-user, disclaimers of liability for us, our affiliates and the distribution partner.

Each distribution partner was liable to us for any loss or damage (capped at US$100m per calendar year) to a satellite caused by any act or omission of the distribution partner, its resellers, contractors or employees, unless we or the relevant LESO Agreement authorized, in writing, the services and manner of provision of those services which caused the loss or damage.

Our distribution partners were not liable to us for charges arising from technological fraud (including cloning) in connection with certain services when they have complied with our fraud prevention procedures, co-operated with us in any relevant fraud prevention activities related thereto, and were unaware of the fraudulent activity at the time it occurred.

Amendments

For amendments to the LESO Agreement to become effective, we had to propose them in writing to all our distribution partners. They had to be accepted by distribution partners whose revenues represented more than 66 2/3% of revenues of all responding distribution partners, in each case, during the twelve-month period immediately preceding the date of the circulation of the proposed amendment.

However, if requested by at least two distribution partners, we could have amended the land earth station technical criteria and operating procedures in the LESO Agreements after convening a meeting of all distribution partners subject to the following:

•

if, for any distribution partner, had proposed a change which would result in an implementation cost in excess of US$250,000 or if the aggregate of the implementation cost and the cost of all other mandatory changes introduced in the preceding 12-month period would exceed US$500,000, a majority of the distribution partners attending and voting at the meeting had to approve a proposed change; and

•	if the proposed change was not mandatory or did not involve implementation costs greater than US$250,000, we could adopt the change 21 days after the meeting proposing the change.

In addition, in emergency cases, we could adopt any change to the land earth station technical criteria and operating procedures without prior consultation, provided that if the US$250,000 threshold was met, we convened a meeting of the distribution partners to demonstrate the urgency.

Upon renewal of the LESO Agreements, any terms and conditions we offered to new distribution partners may be no more favorable than the terms and conditions we offered to the existing distribution partners.

Suspension and Termination

We could suspend a LESO Agreement with any distribution partner if the distribution partner:

•

failed to comply with the land earth station technical criteria and operating procedures under its LESO Agreement, subject to giving ten days’ advance notice (or without giving advance notice if the failure has caused damage to a satellite or caused a telecommunications breakdown or in the case of a material breach); and

•	had failed to remedy this breach within 30 days after receiving notice from us concerning the breach.

Any LESO Agreement could have been terminated in the following cases:

•	by the distribution partner, upon at least 12 months’ advance written notice to us;

•	by us, if the relevant distribution partner had failed to pay charges due to us for 120 days after written request for payment;

•

by either party to a LESO Agreement for the other party’s unremedied breach of contract (other than a default in payment of the charges), unless the breach is cured within 60 days of notification of the breach; and

•	by either party to a LESO Agreement if the other party was subject to bankruptcy procedures.

Each LESO Agreement contained a substantive list of events (including failure of the Inmarsat Space Segment) that constituted force majeure. Where a force majeure event subsisted for 30 consecutive days or more, each LESO Agreement provided for the parties to that agreement to meet to negotiate the future of the LESO Agreement. However, neither party to that agreement had any contractual right to suspend or terminate the LESO Agreement unilaterally in such circumstances.

Space Segment Access Agreement

Between January 2009 and March 2009, we finalized the principal terms of our new distribution arrangements with our distribution partners who operate Land Earth Stations. All of our distribution partners have executed this new Space Segment Access Agreement (each a “SSAA”), except those who provide only our broadband services, BGAN, FleetBroadband or SwiftBroadband or our SPS or GSPS services. The new SSAA came into effect at midnight on 15 April 2009.

Services

These SSAAs relate to the following services:

•	our existing on-demand services (i.e. our core services other than BGAN, FleetBroadband and SwiftBroadband our and SPS and GSPS services);

•	any other service that is substantially based on existing services which we elect to offer to our distribution partners.

A distribution partner may enter into arrangements with any reseller, whereupon it shall be responsible for its resellers’ actions.

The distribution partner must use its reasonable efforts to promote the use of the services that it chooses to provide, may work with us to achieve marketing goals we have jointly agreed and can develop value-added services. It must also participate in dual branding, market information and customer service programmes.

Term

Each SSAA shall commence on 15 April 2009 (or such later date as a SSAA is executed by ourselves and a distribution partner where no agreement on terms is reached prior to 15 April 2009) and shall continue until we elect to terminate the agreement by giving to a distribution partner not less than two years’ prior written notice, subject always to a minimum term ending 14 April 2014 (and subject to other rights to terminate earlier under individual provisions contained in the SSAA).

Prices

For each of our services that a distribution partner provides through its land earth station, it shall pay us the wholesale charge specified in its SSAA. Prices for the provision by us of the services are currently expressed in United States dollars (US$) per chargeable unit, though there is provision for us to denominate all or any part of such charges in any of United States Dollars (US$), Euro (EUR€) or Pound Sterling (GBP£) after 31 December 2010), for that service, multiplied by the volume of traffic that it generates in respect of that service. Charging of some services only are subject to volume-based discounts where a distribution partner reaches specified revenue targets, for varying periods until 31 December 2010.

New Distribution Authorization

Each SSAA provides that:

•	we may authorize other entities, on a non-exclusive basis, to operate land earth stations in order to provide the services to which the SSAAs relate via our satellites; and

•	we may also, either ourselves or via an Affiliate or jointly with other third parties, sell or otherwise provide services to third parties directly (that is, other than via a distribution partner),

provided that we do not unreasonably prefer or differentiate between entities when offering terms and conditions for the distribution of the same services.

Restriction or Withdrawal of a Service

Each SSAA provides that we may restrict or withdraw a service (or an element of a service) in one or more ocean regions if:

•	we give six (6) months prior written notice to our distribution partners;

•	we give reasons for the restriction or withdrawal;

•

at the request of a distribution partner or partners, we convene a meeting of the distribution partners to consider their views and the consequences of the withdrawal to their end-users, as well as consider any investments made by our distribution partners in equipment and facilities; and

•	where possible, we apply the restriction or withdrawal in a non-discriminatory manner to all distribution partners that provide the relevant service(s) in the relevant region.

Competition/Non-exclusivity

Nothing in the SSAA prevents a distribution partner from becoming a distributor of the services of, or holding any economic interest in, any entity that provides mobile satellite telecommunications services, regardless of whether such entity competes with us, provided that the distribution partner does not unfairly or unreasonably favour such services or entity, or unfairly or unreasonably discriminate against the services distributed under the SSAA.

Service Levels/Network Availability

In providing satellite services to the distribution partners we must use our reasonable endeavours to achieve the following network performance objectives:

1.	Satellite Availability

•	minimum performance: 99.0% per year;

•	target performance: 99.9% per year;

2.	Satellite Capacity Grade of Service

•	we must manage the satellite capacity grade of service to deliver, to the extent possible, a commercially acceptable service across our portfolio of services;

3.	Network Availability

•	minimum performance level for network availability: 99.9% over any period of three months or greater; and

•	target performance level for network availability: 99.96% over any period of three months or greater.

If we fail to meet the minimum network performance objectives outlined above, then a distribution partner will receive outage credits for any traffic commitment owed to us or other fixed period service affected by such outage, provided that:

•	no allowance or credit will be made for any unavailability, delay or interruption in the availability of a service which is of less than one hour’s duration;

•

any unavailability, delay or interruption which is of one hour or more duration shall be credited to the distribution partner in an amount equal to the proportionate charge in one hour multiples for each one hour, or major fraction thereof during which such unavailability, delay or interruption has occurred; and

•

in the event that we relocate a satellite or substitute a satellite of one generation with a satellite of another generation which results in a distribution partner being unable to meet a traffic commitment that it undertakes prior to such relocation or substitution, then the distribution partner shall be excused from that commitment.

Intellectual Property

We give a warranty in each SSAA that we own or have a valid license to use certain patents, trade secrets, copyrights and other intellectual property rights contained in our land earth station technical criteria and operating procedures (hereafter, our “LES Criteria and Procedures”).

When we enter into a SSAA, we also grant to the distribution partner:

•	a royalty-free license to use certain of our patents and other intellectual property embodied in our LES Criteria and Procedures while the distribution partner provides our services to end-users; and

•	a royalty-free trade mark license to use certain of our trade marks for the same purpose.

Limits on Liabilities

We have no liability under any SSAA to any of our distribution partners, their affiliates, resellers, customers or other end-users for any direct or indirect loss of profit, indirect or consequential loss, damage or expense (including loss of goodwill, business opportunity, profits or revenues or distribution rights) arising from any telecommunications breakdown (i.e. any unavailability, delay or interruption to the communication services we provide over our satellites) or any suspension of service to an end-user terminal resulting from our good faith actions at the request of the distribution partner or operators of the land earth stations under the procedures for restricting access to our services by specific user terminals for non-payment or other causes. However, we may be liable for a telecommunications breakdown caused by our willful or reckless act, or our knowing or reckless omission, if we knew, or if we ought to have known, that such act or omission would result in a telecommunications breakdown. Our maximum liability to all distribution partners for all occurrences arising from the same cause in any calendar year may not exceed US$10m.

Under each SSAA, the distribution partner must use commercially reasonable efforts to incorporate, and to require resellers to incorporate, in the terms and conditions applicable to any end-user, substantially similar disclaimers of liability for us, our affiliates and the distribution partner.

Each distribution partner is liable to us for any loss or damage (capped at US$100m per calendar year) to a satellite caused by any act or omission of the distribution partner, its resellers, contractors, employees, agents, lessees or assignees unless we or the relevant SSAA authorized, in writing, the manner of provision of those services which caused the loss or damage.

Our distribution partners are not liable to us for charges arising from technological fraud (including cloning) in connection with certain services when they have complied with our fraud prevention procedures, unless we have previously informed the distribution partner that we have reason to believe an end-user terminal is being operated fraudulently, or the distribution partner has received non-refundable payment for the relevant services from the end-user in question.

Variation of Services

We may vary the specification of our services at any time provided that we give our distribution partners written notice at least 30 days prior to the date of implementation of the variation, except that no notice is required where the variation is in the case of an operational emergency.

Amendments

Neither us nor any of our distribution partners can amend or modify any of the terms or conditions contained in the SSAA without the written agreement of the other, except that we may amend or vary any of the annexes to the SSAA by giving either 60 days’ prior written notice to our distribution partners, or by complying with such other notice periods and/or procedures for consultation set out in particular annexes. Within such 60-day period, or such other period as stated in the relevant annexes to be amended or modified, as the case may be, we must attempt to facilitate a 30-day consultation period.

Suspension and Termination

We may suspend a distribution partner’s authorisation to provide the services under the SSAA if:

•

the distribution partner fails to comply with any material term of the SSAA and fails to remedy such non-compliance within 30 days from the date we send to the distribution partner a notice outlining the nature of the breach and requiring its rectification; or

•

the distribution partner fails to comply with the LES Criteria and Procedures, subject to giving ten days’ advance notice, or without giving any prior notice where any of the services or land earth stations are not compliant with the requirements of the LES Criteria and Procedures and such failure to comply has led to the occurrence of, or has the potential to create, an operational emergency, reduces the capability to support maritime or aeronautical distress traffic, or reduces the capacity of the space segment, provided that such suspension shall be lifted from the date upon which the distribution partner resumes compliance with the relevant term(s) or procedure(s).

Any SSAA may be terminated in the following cases:

•

by the distribution partner where it ceases to distribute the services for any reason (other than a force majeure event) on six months’ prior written notice to us, or for convenience on 12 months’ prior written notice to us;

•

by us, if the relevant distribution partner has failed to pay charges due to us, which charges remain outstanding for more than 90 days from receipt of a written notice from us requesting payment, or upon written notice from us upon a change of control of a distribution partner;

•

by either party to a SSAA for the other party’s unremedied breach of a material term of the SSAA (other than a default in payment of the charges by the distribution partner), unless the breach is remedied within 45 days from receipt by the defaulting party of notification of the breach; and

•	by either party to a SSAA if the other party is subject to bankruptcy procedures.

Force Majeure

Each SSAA contains a substantive list of events (including act of God, war, riot, civil commotion, malicious damage, compliance with a law or governmental order, rule, regulation or direction, breakdown or unavailability of plant or machinery, fire, flood, externally caused transmission failure or satellite failure or satellite launch failure or delay or satellite malfunction) that constitute force majeure. Where a force majeure event continues for more than six months, each SSAA provides that either party may elect to terminate upon the provision to the other party of no less than 30 days prior to written notice.

Service Distribution Agreements

From 15 April 2009 the Service Distribution Agreements ceased to exist and have been replaced by the Network Service Distribution Agreements, which came into effect on 15 April 2009, the details of which have been summarized in Item 10 “Additional Information: Material Contracts, Network Service Distribution Agreements”.

The summary which follows relates to the recently expired Service Distribution Agreements which has been included as the agreements were in operation up to and including 14 April 2009.

We had a service distribution agreement (each a “Service Distribution Agreement, or SDA”) for services not covered by the LESO agreement developed to run over Inmarsat’s fourth generation satellites (collectively BGAN and SPS services). These SDA’s with each of our distribution partners governed the provision of demand-assigned services to land-based, sea-based and air-based end-users. There were no definitive terms of the BGAN and SPS Services Agreements, however the terms below were found in all of the SDA’s.

Term

The standard BGAN and SPS Services Agreements expired on 14 April 2009 and have been replaced by the Network Services Distribution Agreement, which is summarized in the following section.

Price

For the services that a distribution partner provides to end-users pursuant to a BGAN Agreement, it was required to pay us the fixed price specified in the agreement (expressed in US dollars per chargeable unit) for that service, multiplied by the volume of traffic that it generated in relation to that service. Pricing was subject to volume-based discounts for each distribution partner that reached specified sales revenue targets.

Prices and discounts in respect of BGAN and SPS services were subject at all times to the ability to revise those prices subject to the notice provisions laid out in the BGAN distribution agreement.

Eligibility

Each BGAN and SPS Services Agreement included or incorporated provisions that we may have appointed distribution partners (including distribution partners who were not distribution partners under our existing distribution arrangements) for BGAN and SPS Services in accordance with certain selection criteria. Those selection criteria related to the capability, stability, liquidity and performance of new distribution partners but varied according to service.

However, under each BGAN Agreement, we were not permitted to recruit service providers of our existing distribution partners whilst under contract or for a period of 12 months thereafter, nor were we permitted to appoint new distribution partners in certain pre-existing core segments of the BGAN market during an initial period of two years following commercial launch of BGAN services, unless we identified a market not sufficiently addressed by existing distribution partners (following consultation with them).

Service Level

Each BGAN Agreement contained a draft Service Level Agreement (“SLA”) and a proposal for future compensation levels for breach of the SLA.

Intellectual Property

We granted to each distribution partner a royalty-free trademark license to use certain of our trademarks for the purpose of providing BGAN and SPS Services to end-users.

Performance

The distribution partners were tiered into three categories based on various performance criteria, which entitled them to varying degrees of support and marketing funds from us. We reviewed their tier status annually, which may have change as a result. Failure of a distribution partner to meet the standards for the lowest category for a 12 month period may have triggered termination of its BGAN Agreement.

Additionally, the distribution partner must have used its reasonable efforts to promote the use of the services that it choose to provide, and shall have worked with us to achieve jointly agreed marketing goals and developed value added services. It was also required to participate in dual branding, market information, customer service and other programmes.

Each BGAN Agreement also contained provisions that required distribution partners to meet certain milestones prior to launch of our BGAN and SPS Services which, if not met, could lead us to reduce resources and delay the distribution partner’s launch of the BGAN and SPS Services.

Limits on Liabilities

Aside from credits under the SLA, we were not liable to distribution partners under the BGAN and SPS Services Agreements for any direct loss to the distribution partner or third parties arising from any unavailability, delay, interruption or degradation in the BGAN or SPS Services or BGAN or SPS Services business support system save to the extent caused by our gross negligence, willful misconduct or fraud.

Neither party was liable to the other or third parties for consequential or indirect loss.

Except for death or personal injury caused by negligence, each party’s liability under the BGAN and SPS Services Agreements was limited to the lesser or greater (depending on the distribution partner) of the value of the BGAN or SPS Services wholesale charges over the preceding 12 month period or US$1m.

Under each BGAN and SPS Services Agreement, a distribution partner was required to make commercially reasonable efforts to include provisions stating that we were not liable to any party for any losses in any contracts entered into with either service providers or subscribers.

Termination

Apart from the termination right referred to under the paragraph entitled “Performance” above:

•	either party may have terminated for a material breach by the other party if the breach was not remedied within 30 days;

•	either party may have terminated if the other party became insolvent or was likely to be wound up or declared bankrupt;

•	either party may have terminated its BGAN or SPS Services Agreement if a force majeure event occured and subsisted for more than 60 days and was not resolved within a further seven days;

•	we may have terminated for late payment in excess of 90 days by the distribution partner;

•	we may have terminated by giving 12 months’ prior notice of our intention to cease providing BGAN and SPS Services; and

•	the distribution partner may have terminated by giving 12 months’ prior notice of its intention to cease providing BGAN and SPS Services.

Network Service Distribution Agreements

On expiry of the SDAs a new modular agreement called the Network Services Distribution Agreement (NSDA) that, inter alia, covers the same services via the Inmarsat network under the SDAs will come into effect. These NSDAs will govern the provision of demand-assigned services to land-based, sea-based and air-based end-users. Whereas individual NSDAs many contain variations the terms below may be found in all of the NSDAs currently negotiated.

Term

The NSDA has a minimum term of at least five years. We may terminate on two years notice.

Price

For the services that a distribution partner provides to end-users pursuant to an NSDA, it must pay us the fixed price specified in the agreement (expressed in US dollars per chargeable unit) for that service, multiplied by the volume of traffic that it generates in relation to that service. From 1 January 2011 we have the right to denominate charges in Euros and/or GBP on 180 days’ notice.

Existing prices and discounts in respect of services provided under an NSDA are subject at all times to the ability to revise those prices subject to the notice provisions laid out in the NSDA.

Eligibility

Each NSDA includes or incorporates provisions that enable us to appoint distribution partners (including distribution partners who are not currently distribution partners under our existing distribution arrangements) for services provided under the NSDA.

We may recruit service providers of our existing distribution partners and will not have restrictions on recruiting in core segments of any market.

Service Level

The NSDA contains a draft Service Level Agreement (“SLA”) for the relevant service(s) and may also include a proposal for potential compensation level for breach of such SLA.

Intellectual Property

We grant to each distribution partner a royalty-free trademark license to use certain of our trademarks for the purpose of providing BGAN and SPS Services to end-users.

Performance

The distribution partner must use its reasonable efforts to promote the use of the services that it chooses to provide and additionally assumes customer service and other obligations.

Each NSDA contains provisions for an annual performance review. Such review is the DP’s opportunity to agree wholesale revenue targets with us. The NSDA also includes certain revenue performance targets which, if not met, could lead us to reduce resources.

Limits on Liabilities

Aside from potential credits under the SLA, we are not liable to distribution partners under the NSDAs for any direct loss to the distribution partner or third parties arising from any unavailability, delay, interruption or degradation in the services or business support system save to the extent caused by our gross negligence, willful misconduct or fraud.

Neither party shall be liable to the other or third parties for consequential or indirect loss.

Except for death or personal injury caused by negligence, each party’s liability under the NSDAs is limited to the greater of the value of the NSDA wholesale charges over the preceding 12 month period or US$5m.

Under each NSDA, a distribution partner is required to make reasonable efforts to include provisions stating that we are not liable to any party for any losses in any contracts entered into with either service providers or subscribers.

Termination

Apart from the termination right referred to under the paragraph entitled “Performance” above:

•	either party may terminate for a material breach by the other party if the breach is not remedied within 30 days;

•	either party may terminate if the other party becomes insolvent or is or likely to be wound up or declared bankrupt;

•	either party may terminate its NSDA if a force majeure event occurs and subsists for more than 6 months ;

•	we may terminate for late payment in excess of 90 days by the distribution partner;

•	we may terminate if a distribution partner has failed to commence providing a service(s) new to it within 90 days of the distribution partner’s service scheduled launch date of any such service;

•	we may terminate immediately upon written notice to a distribution partner upon a change of control of the distribution partner; and

•	the distribution partner may terminate by giving 12 months’ prior notice of its intention to cease providing BGAN and SPS Services.

The termination of one service provided under an NSDA entitles us to terminate any other or all services under the NSDA at our discretion.

Lease Services Provider Agreements

From 15 April 2009 the Lease Service Provider Agreements ceased to exist and have been replaced by the new Lease Services Provider Agreements, which came into effect on 15 April 2009, the details of which have been summarized in Item 10 “Additional Information: Material Contracts, New Lease Service Provider Agreements”.

The summary which follows relates to the recently expired Lease Services Provider Agreements which has been included as the agreements were in operation up to and including 14 April 2009.

Prior to 15 April 2009, we had a lease services distribution agreement (each a “Lease Agreement”) with entities wishing to provide satellite resources for a pre-arranged, fixed term (as opposed to on-demand services) for an end-user’s exclusive use. Radio-determination services were excluded from these agreements. We had discretion under our Lease Agreements to vary, amend or restrict the lease services we offered. A relatively small number of our distribution partners had elected to provide lease services and entered into a Lease Agreement. Each Lease Agreement had annexed to it, among other things, model terms and conditions for a specific lease contract and a lease policy governing the lease process, to which the model terms and conditions conform.

Term

Each Lease Agreement was for a fixed term which expired on 14 April 2009 unless subject to prior termination in accordance with its terms. Termination or expiry of a Lease Agreement did not affect the term of any specific lease, which was governed by the termination provisions of the lease contract. The Lease Agreement was replaced with a new Lease Agreement which is summarized in the next section. Lease contracts granted by us prior to 14 April 2009 will survive the termination of the Lease Agreement on 14 April 2009.

Eligibility

To be eligible to enter into a Lease Agreement:

•	where the lease services were to be provided via a lease services provider’s land earth station, the lease services provider had to provide the land earth station; and

•

where the lease services were to be provided via our ground infrastructure on our Inmarsat-4 or subsequent generation satellites, the lease services provider was not required to provide a land earth station.

If the lease services provider was to provide BGAN services, the lease services provider had to satisfy certain selection criteria relating to its capability, stability, liquidity and performance.

Pricing

We could vary the price of our lease service offerings in accordance with the principles laid out in the lease policy, provided that we neither increased the price of specified standard lease service offerings nor reduced specified volume discounts.

Amendments

We could amend certain parts of our Lease Agreement, primarily the model terms and conditions and lease policy, with advance notice and consultation. These had undergone a recent amendment in accordance with the terms of the Lease Agreement.

The majority of our Lease Agreements could be modified only by following an amendment procedure, which required the consent of lease service providers representing 66 2/3% of revenues of all responding lease service providers over the 12-month period preceding the amendment.

Service Level

We had to use our reasonable endeavours to meet the following network performance objectives:

•	a minimum satellite availability of 99.9% per annum and a target availability of 99.99% per annum; and

•	a minimum network availability of 99.9% over any period no less than three months and a target performance level of 99.96% over the same period.

Termination

Termination could have occured in the following circumstances:

•	lease services providers could terminate for convenience upon 30 days’ notice if they had no lease contracts in effect;

•

either party could terminate a Lease Agreement where the other party was in default in the performance of any material term under the agreement and had failed to cure the default within 60 days from the date of written notice from the terminating party;

•	either party to a Lease Agreement could terminate if the other party became insolvent, enters into administration or liquidation or otherwise ceases or threatens to cease business; and

•	by mutual agreement between the parties to a Lease Agreement.

New Lease Services Provider Agreements

We entered into new lease services distribution agreement (each a “Lease Agreement”) with entities wishing to provide satellite resources for a pre-arranged, fixed term (as opposed to on-demand services) for an end-user’s exclusive use. These agreements took effect from 15 April 2009. Radio-determination services are excluded from these agreements. We have discretion under our Lease Agreements to vary, amend or restrict the lease services we offer. A relatively small number of our distribution partners have elected to provide lease services and enter into a Lease Agreement.

Our relationship with each distribution partner is non-exclusive so that we may enter into separate agreements with other distribution partners. Each distribution partner who has entered into a Lease Agreement may describe themselves as our “Authorized Lease Service Provider”. Each Lease Agreement has annexed to it, among other documents, model terms and conditions for a specific lease contract and a lease policy governing the lease process, to which the model terms and conditions conform.

Term

On 14 April 2009, all previous Lease Agreements will expire. We have new Lease Agreements (with updated Annexes and lease contracts) commencing on 15 April 2009 with a minimum term of five years subject to prior termination in accordance with its terms. The Lease Agreement may extend beyond this minimum period subject to our right to terminate on two years notice. Termination or expiry of a Lease Agreement does not affect the term of any specific lease, which is governed by the termination provisions of the lease contract. Lease contracts granted by us prior to 14 April 2009 (based on the previous terms and conditions) will therefore survive the termination of the Lease Agreement on 14 April 2009.

Eligibility

To be eligible to enter into a Lease Agreement:

•	where the lease services are to be provided via a lease services provider’s land earth station, the lease services provider must provide or procure the provision of the land earth station; and

•

where the lease services are to be provided via our ground infrastructure on our Inmarsat-4 or subsequent generation satellites, the lease services provider is not required to provide a land earth station.

Pricing

We may vary the price of our lease service offerings in accordance with the principles laid out in the lease policy, with a regular yearly review held during the third quarter of each year to take effect on 1 January of the subsequent year. Such changes do not apply to any lease contracts that are in place and operational but are limited to Lease Services contracted for or renewed after the applicable date.

All prices are denominated in US dollars (US$). We may at any time after 31 December 2010 denominate all or part of such charges in either US$, EUR€ or GBP£ if we give 180 days prior written notice and apply such changes in a non-discriminatory manner from either 1 January or 1 July or each calendar year.

We apply the principles of non price discrimination to lease service providers regarding the general principles we apply to our wholesale charges for Lease Services.

Payment terms for wholesale charges under each lease contract are to be agreed on a case by case basis with each lease service provider. Other charges are payable to us within 30 days of date on invoice.

Amendments

We may amend certain parts of our Lease Agreement, primarily the model terms and conditions and lease policy, with advance notice and consultation.

Service Level

We must use our reasonable endeavours to meet the following network performance objectives:

•	a minimum satellite availability of 99% per annum and a target availability of 99.9% per annum; and

•	a minimum network availability of 99.9% over any period no less than three months and a target performance level of 99.96% over the same period.

Warranties and Liability

We warrant that we have obtained all clearances, relevant telecommunication licenses, consents and approvals necessary to perform our obligations under the Lease Agreement.

Except for any loss of or damage or degradation to any of our Satellites, spectrum or network resources, our lease service providers’ aggregate liability to the other under a lease contract is limited to the greater of US$500,000 or the total payments due to us over the twelve month period immediately preceding the event giving rise to the liability.

The lease service providers remain liable to an unlimited amount for claims by any third party against us caused by any act or omission by such lease service provider (and its resellers, contractors, employees, agents) subject to the other provisions of the Lease Agreement or lease contract.

Termination

Termination may occur in the following circumstances:

•	lease services providers may terminate for convenience upon 30 days’ notice if they have no lease contracts in effect;

•	either party may terminate a Lease Agreement where the other party is in default in their performance of a material term under the agreement which is not capable of being remedied;

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

•

either party may terminate a Lease Agreement if a Force Majeure event continues for more than six months (starting on the day the Force Majeure starts) by giving the other party 30 days’ written notice. Force Majeure includes (not exclusively) externally caused transmission failure or externally caused Satellite failure or Satellite launch failure or delay or Satellite malfunction which in every case is not reasonably foreseeable and is beyond the reasonable control and without the fault or negligence of the affected party; and

•	by mutual agreement between the parties to a Lease Agreement.

Confidentiality

Except where provided for expressly to the contrary, each party to the Lease Agreement or lease contract will keep confidential the other party’s confidential information and will ensure and procure that any third party to whom such information is disclosed (in accordance with the agreements) complies with such obligations as well.

Dispute Resolution and Choice of Laws

Disputes under the Lease Agreement or the lease contract are to be handled by an internal dispute resolution mechanism first before being escalated to arbitration. Such arbitration shall be in accordance with the Arbitration Rules of the London Court of International Arbitration.

The Lease Agreement and each lease contract including all matters and disputes arising from them shall be governed by the laws of England and Wales.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

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

The US dollar has fluctuated significantly against the pound sterling and may continue to fluctuate in future periods. Although our hedging strategy is designed to limit the short-term impact of the dollar movements, in the longer term our results of operations will impacted by fluctuations of the dollar against the pound sterling. For example, we estimate that a 1% decrease in the value of the dollar against sterling would have reduced our profit before tax for the year ended 31 December 2008 by approximately US$1.3m (2007: US$1.2m, 2006: US$1.3m).

The following table sets out the face value and fair value of forward foreign exchange contracts outstanding for the Group as at 31 December 2008 and 2007:

	As at 31 December 2008
Outstanding forward foreign exchange contracts (In millions)	Face value	Maturing within 1 year	Maturing between 1 and 2 years	Maturing between 2 and 5 years	Fair value(1)
					(US$)
GBP contracts	£94.6	£67.6	£27.0	—	(32.3)
Euro contracts	€135.1	€19.2	€26.8	€89.1	8.7
Canadian dollar contracts	$2.0	$2.0	—	—	(0.4)

					(24.0)

	As at 31 December 2007
Outstanding forward foreign exchange contracts (In millions)	Face value	Maturing within 1 year	Maturing between 1 and 2 years	Maturing between 2 and 5 years	Fair value(1)
					(US$)
GBP contracts	£65.0	£65.0	—	—	(1.9)
Euro contracts	€8.9	€8.9	–	—	—

					(1.9)

(1)	Fair value represents the difference between the forward rate at the balance sheet date and the contractual rate.

Interest rate risk

Our interest rate risk policy is to be fixed between 60% to 100% on forecast net debt for the next two years on a rolling basis.

At 31 December 2008 on the basis of past net borrowings, we estimate that a 1% increase in interest rates would have reduced profit before tax for the year ended 31 December 2008 by approximately US$1.6m (2007: US$1.4m, 2006: US$0.6m).

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Information regarding limitations on the payment of dividends resulting from the issuance of our 7.625% Senior Notes due 2012 is incorporated by reference to our registration statement on Form F-4/A filed on 20 September 2004 (Registration No 333-115865).

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures.

We maintain “disclosure controls and procedures” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commissions rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment to evaluate the cost-benefit relationship of possible disclosure controls and procedures.

Based on their evaluation as of the end of the year covered by this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required, and that material information related to the Company and its consolidated subsidiaries is made known to management, including the Chief Executive Officer and Chief Financial Officer on a timely basis.

Management’s Report on Internal Controls over Financial Reporting.

Inmarsat management are responsible for establishing and maintaining adequate “internal control over financial reporting” as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Management conducted an assessment of the effectiveness of internal controls over financial reporting based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management reviewed the results of its assessment with the Audit Committee of the Board of Directors of Inmarsat plc (our parent company).

Based on this assessment, management has concluded that as at 31 December 2008, the Group’s internal control over financial reporting was effective.

Changes in internal controls

We confirm there were no changes in internal controls over financial reporting that occurred during 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

This annual report does not include an attestation report of the Company’s registered public accountancy firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of Inmarsat plc has determined that John Rennocks, Sir Bryan Carsberg and Stephen Davidson are each an “audit committee financial expert” as this term has been defined under the rules of the New York Stock Exchange and they are independent. See Item 6—“Directors, Senior Management And Employees—Board of Directors” for a discussion of their experience.

The board of directors of the issuer and the parent guarantor do not have an additional audit committee financial expert, as we believe our audit committee financial experts at Inmarsat plc are sufficient.

ITEM 16B.    CODE OF ETHICS

We have adopted a Code of Ethics that applies to all our employees, including our Chief Executive Officer, our Chief Financial Officer, Chief Operating Officer and persons performing similar functions. Every director, officer, and all employees of every Group company is expected to conduct business in accordance with the highest standards of personal and professional integrity. The Code sets out the principles to which all employees are expected to adhere and advocate in meeting these standards. The Code of Ethics is posted on our website at http://www.inmarsat.com/ investor relations. Amendments to or any grant of a waiver from a provision of the Code of Ethics requiring disclosure under applicable SEC rules, if any, will be disclosed on our website at www.inmarsat.com.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Related Fees

Under its charter the audit committee of the Board of Directors reviews and pre-approves all audit and permissible non-audit services performed by Deloitte LLP as well as the fees charged by our auditors for such services. In its review of non-audit services, the audit committee considered whether the provision of such services is compatible with maintaining the independence of Deloitte LLP. The following table sets forth the aggregate fees billed by our auditors of the Inmarsat plc group in connection with the following services for the years ended 31 December 2008 and 2007:

	2008	2007
	(US$ in millions)
Audit Fees(1)(4)	0.7	0.6
Audit-Related Fees(2)	—	—
Tax Fees(3)	0.3	0.5
All Other Fees(4)	0.4	1.4

Total Fees	1.4	2.5

(1)	This category includes fees for services rendered for the audit of the annual financial statements included in our Annual Report on Form 20-F, review of the quarterly financial statements included in our current reports on Form 6-K and annual regulatory reporting as required by Companies House in the United Kingdom.

(2)	This category includes fees for accounting advice and advice in implementing accounting standards and assistance with and review of documents filed with the SEC.

(3)	This category includes fees for tax compliance, planning and advice.

(4)	For 2007 this category includes fees for due diligence services incurred and paid by Inmarsat plc in connection with the CIP transaction.

The audit committee has determined that the provision for services rendered above for non-audit services is compatible with maintaining the independence of Deloitte LLP.

PART III

ITEM 17.    FINANCIAL STATEMENTS

See pages F-1 through F-186.

ITEM 18.    FINANCIAL STATEMENTS

We have responded to Item 17 in lieu of responding to this item. The financial statements of Inmarsat Group limited set forth on pages F-3 through F-45 have been prepared in accordance with IFRS as issued by the IASB.

ITEM 19.    EXHIBIT INDEX

Exhibit Number	Exhibit
1.1	Articles of Association of Inmarsat Finance plc, dated 17 July 2003 and last amended 7 January 2004.(1)

1.2	Memorandum of Association of Inmarsat Finance plc, dated 17 July 2003 and last amended 7 January 2004.(1)

1.3	Articles of Association of Inmarsat Group Limited, dated 9 July 2003 and last amended 6 January 2004.(1)

1.4	Memorandum of Association of Inmarsat Group Limited, dated 9 July 2003 and last amended 6 January 2004.(1)

1.5	Articles of Association of Inmarsat Investments Limited, dated 9 July 2003 and last amended 6 January 2004.(1)

1.6	Memorandum of Association of Inmarsat Investments Limited, dated 9 July 2003 and last amended 6 January 2004.(1)

1.7	Articles of Association of Inmarsat Ventures Limited, current articles adopted 15 April 1999 and last amended 17 December 2003.(1)

1.8	Memorandum of Association of Inmarsat Ventures Limited, dated 20 November 1998 and last amended 17 December 2003.(1)

1.9	Articles of Association of Inmarsat Global Limited, current articles adopted 20 April 1999 and last amended 17 December 2003.(1)

1.10	Memorandum of Association of Inmarsat Global Limited, dated 24 November 1998 and last amended 17 December 2003.(1)

1.11	Articles of Association of Inmarsat Leasing (Two) Limited, dated 3 November 2000 and last amended 17 December 2003.(1)

1.12	Memorandum of Association of Inmarsat Leasing (Two) Limited, dated 3 November 2000 and last amended 17 December 2003.(1)

1.13	Articles of Association of Inmarsat Launch Company Limited, dated November 28, 2003 and last amended 16 December 2003.(1)

1.14	Memorandum of Association of Inmarsat Launch Company Limited, dated 28 November 2003.(1)

2.1	Indenture, dated as of 3 February 2004, among Inmarsat Finance plc, Inmarsat Group Limited, Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing (Two) Limited, Inmarsat Launch Company Limited and The Bank of New York.(1)

2.2	Supplemental Indenture, dated as of 30 April 2004, among Inmarsat Finance plc, Inmarsat Group Limited, Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing (Two) Limited, Inmarsat Launch Company Limited and The Bank of New York.(1)

2.3	Pledge Agreement, dated as of 3 February 2004, between Inmarsat Finance plc (as Grantor) and The Bank of New York (as Trustee), together with a Pledge Supplement, dated 30 April 2004, delivered by Inmarsat Finance plc.(1)

2.4	Share Charge, dated as of 3 February 2004, created by Inmarsat Investments Limited in favor of The Bank of New York (as Trustee).(1)

Exhibit Number	Exhibit
2.5	Deed of Undertaking, dated as of 3 February 2004, by Barclays Bank PLC (as Security Agent) in favor of The Bank of New York (as Trustee).(1)

2.6	Second Amendment and Restatement Agreement relating to an Intercreditor Agreement dated 10 October 2003, dated as of 16 February 2004, among Inmarsat PLC, Barclays Bank PLC, The Bank of New York and Inmarsat Finance plc.(1)

2.7	Subordinated Intercompany Note Proceeds Loan Agreement, dated as of 3 February 2004, between Inmarsat Finance plc and Inmarsat Investments Limited.(1)

2.8	Promissory Note, dated as of 3 February 2004, between Inmarsat Investments Limited and Inmarsat Finance Limited.(1)

2.9	Subordinated Intercompany Note Proceeds Loan Agreement, dated as of 30 April 2004, between Inmarsat Finance plc and Inmarsat Investments Limited.(1)

2.10	Promissory Note, dated as of 30 April 2004, between Inmarsat Investments Limited and Inmarsat Finance Limited.(1)

4.1	Commercial Framework Agreement standard form contract, made between Inmarsat Ventures Ltd, Inmarsat Global Ltd and another party.(2),(5),(9)

4.2	New Land Earth Station Operator Agreement standard form contract, made between Inmarsat Ventures Ltd, Inmarsat Ltd and another party (as disclosed in the schedule appended to this exhibit). (2),(5),(9)

4.4	Contract for the Purchase of Inmarsat 4 Spacecraft, dated 11 May 2000, between Inmarsat Global Limited and Astrium SAS.(2),(5),(9)

4.10	Subordinated Intercompany Shareholder Funding Loan, dated 29 December 2003, between Grapedrive Limited and Grapeclose Limited.(1)

4.11	Amendment and Restatement Agreement, dated 23 November, 2004, between Inmarsat PLC and Barclays Bank PLC, amending the attached Senior Facility Agreement, dated as of 10 October 2003, among Duchessgrove Limited, Grapeclose Limited, Barclays Capital, Credit Suisse First Boston, The Royal Bank of Scotland plc and Barclays Bank PLC.(1)

4.12	Schedule of Signatories to Commercial Framework Agreement standard from contract, made between Inmarsat Ventures Ltd, Inmarsat Ltd and another party.(6),(8),(9)

4.13	Schedule of Signatories to New Land Earth Station Operator Agreement standard from contract, made between Inmarsat Ventures Ltd and another party.(7),(8),(9)

4.14	Agreement for Alphasat Phase B/C/D/E1, dated 8 November 2007, between European Space Agency and Inmarsat Global Limited.(11)

4.15	Agreement for Purchase of Alphasat, dated 8 November 2007, between Astrium SAS and Inmarsat Global Limited.(11)

4.16	Contract for Launch Services, dated 3 August 2007, between International Launch Services, Inc and Inmarsat Launch Company Limited.(11)

4.17	Contract for Global Satellite Phone Services User Terminal Development, dated 14 August 2007, between EMS Technologies Canada, Ltd and Inmarsat Global Limited.(9)

4.18	Contract for Global Satellite Phone Services Core Module Development (Part A), dated 14 August 2007, between EMS Technologies Canada, Ltd and Inmarsat Global Limited.(9)

4.19	Contract for Global Satellite Phone Services Core Module Development (Part B), dated 14 August 2007, between EMS Technologies Canada, Ltd and Inmarsat Global Limited.(9)

4.21	Contract for Globalized Voice Services (Global Satellite Phone Services), User Terminal and Core Module Development, dated 28 January 2009, between Sasken Communications Technologies Limited and Inmarsat Global Limited.(4),(10)

4.22	Space Segment Access Agreement standard form contract, made between Inmarsat Global Ltd and another party.(4),(10)

4.23	Network Service Distribution Agreement standard form contract, made between Inmarsat Global Ltd another party.(4),(10)

Exhibit Number	Exhibit
4.24	New Lease Service Provider Agreement standard form contract, made between Inmarsat Global Ltd and another party.(4),(10)

8.	List of subsidiaries.(1)

12.1	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Finance plc.(4)

12.2	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Finance plc.(4)

12.3	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Group Limited.(4)

12.4	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Group Limited.(4)

12.5	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Investments Limited.(4)

12.6	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Investments Limited.(4)

12.7	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Ventures Limited.(4)

12.8	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Ventures Limited.(4)

12.9	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Global Limited.(4)

12.10	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Global Limited.(4)

12.11	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Leasing (Two) Limited.(4)

12.12	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Leasing (Two) Limited.(4)

12.13	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Launch Company Limited.(4)

12.14	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Launch Company Limited.(4)

13.1	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Finance plc.(4)

13.2	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Finance plc.(4)

13.3	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Group Limited.(4)

13.4	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Group Limited.(4)

13.5	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Investments Limited.(4)

13.6	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Investments Limited.(4)

13.7	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Ventures Limited.(4)

13.8	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Ventures Limited.(4)

13.9	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Global Limited.(4)

Exhibit Number	Exhibit
13.10	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Global Limited.(4)

13.11	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Leasing (Two) Limited.(4)

13.12	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Leasing (Two) Limited.(4)

13.13	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Launch Company Limited.(4)

13.14	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Launch Company Limited.(4)

23.1	Consent to reference Watson Wyatt Limited in the Form 20F.(4)

(1)	Previously filed as an exhibit to the Inmarsat Finance plc Registration Statement on Form F-4 (SEC File No. 333-115865), dated 25 May 2004.

(2)	Previously filed as an exhibit to the Inmarsat Finance plc Registration Statement on Form F-4 (SEC File No. 333-115865), dated 17 September 2004.

(3)	Previously filed as an exhibit to the Inmarsat Finance plc Form F-4 Amendment No. 2 (SEC File No. 333-115865), dated 24 August 2004.

(4)	Filed herewith.

(5)	Portions of this exhibit have been omitted pursuant to confidential treatment granted by the Securities and Exchange Commission.

(6)	See Exhibit 4.1.

(7)	See Exhibit 4.2.

(8)	Previously filed as an exhibit to the Form F-4 Registration Statement (SEC File No. 333-120876) dated 30 November 2004.

(9)	No longer applicable.

(10)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment submitted to the SEC. The original contract has been filed separately with the SEC as part of the confidential treatment request.

(11)	Previously filed as an exhibit to the Inmarsat Finance plc Form 20-F (SEC File No. 333-115865), dated 29 April 2008.

SIGNATURES

Inmarsat Finance plc

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT FINANCE PLC (registrant)

Date: 29 April 2009	By:	/s/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

Inmarsat Group Limited

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT GROUP LIMITED (registrant)

Date: 29 April 2009	By:	/s/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

Inmarsat Investments Limited

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT INVESTMENTS LIMITED (registrant)

Date: 29 April 2008	By:	/s/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

Inmarsat Ventures Limited

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT VENTURES LIMITED (registrant)

Date: 29 April 2009	By:	/s/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

Inmarsat Global Limited

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT GLOBAL LIMITED (registrant)

Date: 29 April 2009	By:	/s/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

Inmarsat Leasing (Two) Limited

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT LEASING (TWO) LIMITED (registrant)

Date: 29 April 2009	By:	/s/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

Inmarsat Launch Company Limited

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT LAUNCH COMPANY LIMITED (registrant)

Date: 29 April 2009	By:	/s/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS & OTHER SUPPLEMENTAL FINANCIAL

INFORMATION

INMARSAT GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Inmarsat Group Limited

We have audited the accompanying consolidated balance sheets of Inmarsat Group Limited (“the Company”) and subsidiaries as of 31 December 2008 and 2007, and the related consolidated income statement, consolidated statement of recognized income and expense, consolidated cash flow statement and the related notes for each of the years ended 31 December 2008, 2007 and 2006. Our audits also included the financial statements Schedule II. These consolidated financial statements and Schedule II are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and Schedule II based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Inmarsat Group Limited and subsidiaries at 31 December 2008 and 2007, and the results of their operations and their cash flows for each of the years ended 31 December 2008, 2007 and 2006, in conformity with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board. Also, in our opinion, Schedule II, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte LLP

London, England

29 April 2009

INMARSAT GROUP LIMITED

CONSOLIDATED INCOME STATEMENT

		Year ended 31 December
	Note	2008	2007	2006
		(US$ in millions)
Revenue		634.7	557.2	500.1
Employee benefit costs	7	(104.2)	(93.7)	(92.2)
Network and satellite operations costs		(39.7)	(33.8)	(31.1)
Other operating costs		(83.5)	(64.7)	(57.1)
Work performed by the Group and capitalized		24.0	18.5	12.0
Depreciation and amortization	6	(167.0)	(174.2)	(156.8)

Operating profit		264.3	209.3	174.9
Interest receivable and similar income	9	11.2	5.2	8.2
Interest payable and similar charges	9	(83.3)	(86.6)	(92.9)

Net interest payable	9	(72.1)	(81.4)	(84.7)

Profit before income tax		192.2	127.9	90.2
Income tax credit/(expense)	10	164.2	(29.0)	37.8

Profit for the year		356.4	98.9	128.0

INMARSAT GROUP LIMITED

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

		Year ended 31 December
	Note	2008	2007	2006
		(US$ in millions)
Actuarial (losses)/gains from pension and post retirement healthcare benefits	25	(11.0)	7.3	5.2
Net (losses)/gains on cash flow hedges	25	(37.5)	(17.7)	6.2
Movement in cumulative translation reserve	25	—	—	(6.6)
Tax credited/(charged) directly to equity	25	14.6	3.1	(2.4)

Net (losses)/gains recognized directly in equity		(33.9)	(7.3)	2.4

Profit for the year		356.4	98.9	128.0

Total recognized income for the year		322.5	91.6	130.4

INMARSAT GROUP LIMITED

CONSOLIDATED BALANCE SHEET

		As at 31 December
	Note	2008	2007
		(US$ in millions)
Assets
Non-current assets
Property, plant and equipment	13	1,308.3	1,266.5
Intangible assets	14	513.7	519.4
Deferred income tax assets	21	28.1	—
Derivative financial instruments	28	8.6	—

		1,858.7	1,785.9

Current assets
Cash and cash equivalents	15	51.2	31.3
Trade and other receivables	16	215.5	175.5
Inventories	17	5.0	4.9
Derivative financial instruments	28	1.1	0.5

		272.8	212.2

Total assets		2,131.5	1,998.1

Liabilities
Current liabilities
Borrowings	19	205.9	82.2
Trade and other payables	18	116.5	121.0
Provisions	20	—	0.1
Current income tax liabilities	21	15.7	21.4
Derivative financial instruments	28	31.7	3.5

		369.8	228.2

Non-current liabilities
Borrowings	19	1,162.1	1,230.7
Other payables	18	14.3	4.8
Provisions	20	27.5	29.6
Deferred income tax liabilities	21	—	147.0
Derivative financial instruments	28	37.5	7.7

		1,241.4	1,419.8

Total liabilities		1,611.2	1,648.0

Net assets		520.3	350.1

Shareholders’ equity
Ordinary shares	23	0.4	0.4
Share premium	25	346.1	346.1
Other reserves	25	(14.2)	5.5
Retained earnings/(accumulated losses)	25	188.0	(1.9)

Total shareholders’ equity		520.3	350.1

INMARSAT GROUP LIMITED

CONSOLIDATED CASH FLOW STATEMENT

		Year ended 31 December
	Note	2008	2007	2006
		(US$ in millions)
Cash flow from operating activities
Cash generated from operations	22	425.2	371.7	328.7
Interest received		1.1	5.2	2.5
Income taxes (paid)/credited		(1.3)	0.1	(0.5)

Net cash inflow from operating activities		425.0	377.0	330.7

Cash flow from investing activities
Purchase of property, plant and equipment		(179.8)	(201.6)	(113.0)
Consideration under ACeS collaboration arrangement		(2.5)	(3.0)	(4.0)
Additions to capitalized development costs		(7.9)	(8.3)	(1.4)
Work performed by the Group and capitalized		(23.4)	(17.5)	(14.0)

Net cash used in investing activities		(213.6)	(230.4)	(132.4)

Cash flow from financing activities
Dividends paid to shareholders	12	(159.6)	(135.3)	(101.4)
Purchase of Senior Notes		(55.1)	(38.0)	(43.6)
Interest paid on Senior Notes and Facilities		(33.2)	(39.6)	(36.4)
Net settlement of finance lease		—	—	(11.6)
Net drawdown on Senior Revolving Credit Facility		70.0	70.0	—
Finance lease disposal fees		—	(1.4)	—
Intercompany funding		(19.6)	(10.1)	—

Net cash used in financing activities		(197.5)	(154.4)	(193.0)

Foreign exchange adjustment		0.4	(0.3)	(0.2)

Net increase/(decrease) in cash and cash equivalents		14.3	(8.1)	5.1

Movement in cash and cash equivalents
At beginning of year		31.2	39.3	34.2
Net increase/(decrease) in cash and cash equivalents		14.3	(8.1)	5.1

As reported on balance sheet (net of bank overdrafts)	15	45.5	31.2	39.3

At end of year, comprising
Cash at bank and in hand	15	3.5	1.6	1.5
Short-term deposits with original maturity of less than three months	15	47.7	29.7	38.0
Bank overdrafts	19	(5.7)	(0.1)	(0.2)

		45.5	31.2	39.3

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information

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

Basis of preparation

The principal accounting policies adopted in the preparation of the consolidated financial statements for the years ended 31 December 2008, 2007 and 2006 (‘the consolidated financial statements’) are set out below.

The text below describes how, in preparing the financial statements, the Directors have applied International Financial Reporting Standards (“IFRS”) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board (“IASB”) and the assumptions and estimates they have made in applying the standards and interpretations and the policies adopted in the 2008 financial statements.

These financial statements have been prepared in accordance with IFRS. The consolidated financial statements have been prepared under the historical cost convention except for revaluation of certain financial assets and financial liabilities as described later in these accounting policies.

The Directors acknowledge the latest guidance on going concern. Despite the current volatility in financial markets and uncertain economic outlook, the Directors believe that the Group has a robust and resilient business model, strong free cash flow generation and is compliant with all covenants. In making their assessment of going concern, the Directors considered recent budgets, the fifteen month rolling forecast, the cash flow forecast and the most recent Long Range Financial Plan. In addition, the Directors considered the maturity profile of existing debt facilities, other liabilities as well as actual and forecast covenant calculations. Furthermore, the forecasts and covenant calculations were stress tested by applying a set of downside scenarios. After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Group continues to adopt the going concern basis in preparing the consolidated financial statements.

Basis of accounting

The preparation of the consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period. Although these estimates are based on management’s best estimate of the amount, event or actions, the actual results ultimately may differ from those estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 4.

Accounting policies adopted in preparing these consolidated financial statements have been selected in accordance with IFRS.

In the current year, the Group has adopted IFRIC 14, ‘IAS19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’. IFRIC 14 provides guidance on the implications of pension scheme minimum funding requirements and the criteria under which reductions in future contributions should be regarded as available. Adoption of IFRIC 14 has no impact on these consolidated financial statements.

On 1 January 2008, the Group adopted IAS 23 (as revised), ‘Borrowing Costs’, in advance of its effective date, which is for annual reporting periods beginning on or after 1 January 2009. The impact of the adoption of IAS 23 (as revised) is the compulsory capitalization of interest and finance costs associated with assets that take a substantial period of time to get ready for intended use. As a result, during 2008 US$0.9m of interest was capitalized (2007: US$nil) (see note 9).

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

At the date of approval of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements, were in issue but not yet effective (and in some cases had not yet been adopted by the EU):

IFRS 1 (as amended)/IAS 27 (as amended)—Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate (effective for financial years beginning on or after 1 January 2009).

IFRS 2 (as amended)—Share-based Payment: Vesting Conditions and Cancellations (effective for financial years beginning on or after 1 January 2009).

IFRS 3 (as revised)—Business Combinations (effective for financial years beginning on or after 1 July 2009).

IFRS 8—Operating Segments (effective for financial years beginning on or after 1 January 2009).

IAS 1 (as amended)—Presentation of Financial Statements—Capital Disclosures (effective for financial years beginning on or after 1 January 2009).

IAS 27 (as amended)—Consolidated and Separate Financial Statements (effective for financial years beginning on or after 1 July 2009).

IAS 32 (as amended)/IAS 1 (as amended)—Puttable Financial Instruments and Obligations Arising on Liquidation (effective for financial years beginning on or after 1 January 2009).

IAS 39 (as amended)—Financial Instruments: Recognition and Measurement (effective for financial years beginning on or after 1 July 2009).

IFRIC 13—Customer Loyalty Programmes (effective for years beginning on or after 1 July 2008).

IFRIC 15—Agreements for the Construction of Real Estate (effective for financial years beginning on or after 1 January 2009).

IFRIC 16—Hedges of a Net Investment in a Foreign Operation (effective for financial years beginning on or after 1 October 2008).

IFRIC 17—Distribution of Non-cash Assets to Owners (effective for financial years beginning on or after 1 July 2009).

IFRIC 18—Transfers of Assets from Customers (effective for transfers received on or after 1 July 2009).

The Directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group except for:

•	additional segment disclosure when IFRS 8 comes into effect for periods commencing on or after 1 January 2009; and

•

treatment of the acquisition of subsidiaries when IFRS 3 comes into effect for business combinations for which the acquisition date is on or after the beginning of the first annual period beginning on or after 1 July 2009.

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

Where necessary, adjustments are made to financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

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

The exchange rate between US dollars and Pounds Sterling as at 31 December 2008 was US$1.44/£1.00 (2007: 1.99/£1.00). The average rate between US dollar and Pounds Sterling for 2008 was US$1.86/£1.00 (2007: US$2.00/£1.00, 2006: US$1.84/£1.00). The hedged rate between US dollar and Pounds Sterling for 2008 was US$2.01/£1.00 (2007: US$1.81/£1.00, 2006: US$1.77/£1.00).

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

Financial instruments and hedging activities

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the relevant instrument and derecognized when it ceases to be a party to such provisions. Financial instruments are initially measured at fair value. Subsequent measurement depends on the designation of the instrument. Non-derivative financial assets are classified as accounts receivable, short-term deposits or cash and cash equivalents. They are stated at amortized cost using the effective-interest method, subject to reduction for allowances for estimated irrecoverable amounts. For interest-bearing assets, their carrying value includes accrued interest receivable. Cash and cash equivalents include cash in hand and bank time deposits, together with other short-term highly liquid investments. In the Cash Flow Statement, cash and cash equivalents are shown net of bank overdrafts, which are included as current borrowings in liabilities on the balance sheet. Non-derivative financial liabilities are all classified as other liabilities and stated at amortized cost using the effective interest method. For borrowings, their carrying value includes accrued interest payable, as well as unamortized issue costs.

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational and financing activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting under IAS 39 are accounted for as trading instruments. Derivatives are initially recognized and measured at fair value on the date a derivative contract is entered into and subsequently measured at fair value. The gain or loss on re-measurement is taken to the Income Statement except where the derivative is a designated cash flow hedging instrument.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

In order to qualify for hedge accounting, the Group is required to document in advance the relationship between the item being hedged and the hedging instrument. The Group is also required to demonstrate that the hedge will be highly effective on an ongoing basis. This effectiveness testing is reperformed at each period end to ensure that the hedge remains highly effective.

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

Revenue recognition

Mobile satellite communications services revenue results from utilization charges that are recognized as revenue over the period in which the services are provided. Deferred income attributable to mobile satellite communications services or subscription fees represents the unearned balances remaining from amounts received from customers pursuant to prepaid contracts. Mobile satellite communication service lease revenues are recorded on a straight-line basis over the term of the contract concerned, which is typically between one and twelve months, unless another systematic basis is deemed more appropriate.

The Group’s revenues are stated net of volume discounts which increase over the course of the financial year as specific revenue thresholds are achieved by distribution partners resulting in lower prices.

Revenue also includes income from services contracts, rental income, conference facilities and income from the sale of terminals. Revenue from service contracts, rental income and conference facilities is recognized as the service is provided. Sales of terminals are recognized when the risks and rewards of ownership are transferred to the purchaser.

Appropriate allowances for estimated irrecoverable amounts are recognized against revenue when there is objective evidence that trade receivables may be impaired. Larger accounts are specifically reviewed to assess a customer’s ability to make payments.

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

Inmarsat plc, the ultimate holding company issues equity-settled share options and awards to employees of the Group. Equity settled share option awards are measured at fair value at the date of the grant. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

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

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

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

Property, plant and equipment

Space segment assets

Space segment assets comprise satellite construction, launch and other associated costs. Expenditure charged to space segment projects includes invoiced progress payments, amounts accrued appropriate to the stage of completion of contract milestone payments, external consultancy costs and direct internal costs. Internal costs, comprising primarily staff costs, are only capitalized when they are directly attributable to the construction of an asset. Progress payments are determined on milestones achieved to date together with agreed cost escalation indices. Deferred satellite payments represent the net present value of future payments dependent on the future performance of each satellite and are recognized in space segment assets when the satellite becomes operational. The associated liability is stated at its net present value and included within liabilities. These space segment assets are depreciated over the life of the satellites from the date they become operational and are placed into service. As of 1 January 2008, on adoption of IAS 23 (as revised), ‘Borrowing Costs’, borrowing costs attributable to the construction of assets which take a substantial period of time to get ready for intended use (‘qualifying assets’) are added to the costs of those assets. Prior to 1 January 2008 borrowing costs for the construction of assets were not capitalized.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

Assets in course of construction

Assets in course of construction relate to the Inmarsat-4 F3 satellite and BGAN services. The Inmarsat-4 F3 satellite and BGAN assets will be transferred to space segment assets and depreciated over the life of the satellites or services respectively once they become operational and placed into service.

No depreciation has been charged on assets in the course of construction.

Other fixed assets

Other fixed assets are stated at historical cost less accumulated depreciation.

Depreciation

Depreciation is calculated to write off the historical cost less residual values, if any, of fixed assets, except land, on a straight-line basis over the expected useful lives of the assets concerned. The Group selects its depreciation rates and residual values carefully and reviews them annually to take account of any changes in circumstances. When setting useful economic lives, the principal factors the Group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used. The lives assigned to significant tangible fixed assets are:

Space segment	5–15 years
Fixtures and fittings, and services-related equipment	10 years
Buildings	50 years
Other fixed assets	3–5 years

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

(a) Goodwill

Goodwill represents the excess of consideration paid on the acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing.

(b) Patents and trademarks

Patents and trademarks are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over their estimated useful lives which are seven and 20 years respectively.

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

(e) Spectrum rights

Spectrum rights are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method. Spectrum rights acquired as a result of the ACeS collaboration in September 2006 are amortized over a remaining useful life of 6.3 years.

(f) Intellectual property

Intellectual property is carried at cost less accumulated amortization. Amortization was calculated using the straight-line method over a remaining useful life of 0.3 years.

Impairment of non-financial assets

Assets that are subject to amortization and depreciation are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of fair value less costs to sell and value in use. Fair value less costs to sell is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis.

An impairment loss is recognized in the Income Statement whenever the carrying amount of an asset exceeds its recoverable amount. The carrying amount will only be increased where an impairment loss recognized in a previous period for an asset other than goodwill either no longer exists or has decreased, up to the amount that it would have been had the original impairment not occurred. Any impairment to goodwill recognized in a previous period is not reversed.

For the purpose of conducting impairment reviews, cash generating units are identified as groups of assets, liabilities and associated goodwill that generate cash flows that are largely independent of other cash flow streams. The assets and liabilities include those directly involved in generating the cash flows and an appropriate proportion of corporate assets. For the purposes of impairment review, space segment assets are treated as one cash generating unit.

Leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases by the lessee. Rentals payable under operating leases are charged to the Income Statement on a straight-line basis over the term of the lease.

Interest and finance costs

Interest is recognized in the Income Statement using the effective interest rate method.

Transaction and arrangement costs of borrowings are capitalized as part of the carrying amount of the borrowings and amortized over the life of the debt.

The accretion of the discount on the principal on the Subordinated Preference Certificates is accounted for as an interest expense.

As of 1 January 2008, on adoption of IAS 23 (as revised), ‘Borrowing Costs’, borrowing costs attributable to the construction of assets which take a substantial period of time to get ready for intended use (‘qualifying assets’) are added to the costs of those assets. Prior to 1 January 2008 borrowing costs for the construction of assets were not capitalized.

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

Borrowings

Borrowings are initially recognized as proceeds received, net of transaction and arrangement costs incurred. Borrowings are subsequently stated at amortized cost. Transaction and arrangement costs of borrowings and the difference between the proceeds and the redemption value are recognized in the Income Statement over the life of the borrowings using the effective interest rate method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the Balance Sheet date.

3.	Financial risk management

Financial risk factors

The Group’s operations and significant debt financing expose it to a variety of financial risks that include the effects of changes in debt market prices, foreign currency exchange rates, credit risks, liquidity risks and interest rates. The Group has in place a risk management programme that seeks to limit the adverse effects on the financial performance of the Group by using forward exchange contracts to limit exposure to foreign currency risk and interest rate swaps to reduce the impact of fluctuating interest rates on its floating rate long-term debt.

The Board of Directors of Inmarsat plc (ultimate parent company) has delegated to a sub-committee, the Treasury Review Committee, the responsibility for setting the risk management policies applied by the Group. The policies are implemented by the treasury department which receives regular reports from the operating companies to enable prompt identification of financial risks so that appropriate actions may be taken. The treasury department has a policy and procedures manual that sets out specific guidelines for managing foreign exchange risk, interest rate risk and credit risk. See note 28. The management of the Group does not hold or issue derivative financial instruments for speculative or trading purposes.

(a) Market risk

(i) Foreign exchange risk

The functional currency of Inmarsat Group Limited is US dollars. The Group generates substantially all of its revenue in US dollars. The vast majority of capital expenditure is denominated in US dollars. Approximately 60% of the Group’s operating costs are denominated in Sterling. This exposure therefore needs to be carefully managed to avoid variability in future cash flows and earnings caused by volatile foreign exchange rates. As a guide, the Group’s Sterling operating cost base for 2008 has been relatively constant at approximately £5.0m per month.

The foreign currency hedging policy of the Group is to economically hedge a minimum of 50% of anticipated Sterling denominated operating expenses for the next 12 months and up to a maximum of 100% for the next three years on a rolling basis.

As at 31 December 2008 it is estimated that:

•	A hypothetical 1% inflation of the hedged US dollar/Sterling exchange rate would have impacted the 2008 profit before tax by approximately US$1.3m (2007: US$1.2m, 2006: US$1.3m);

•	A hypothetical 1% inflation of the US dollar/Sterling foreign currency spot rate at 31 December 2008, would have reduced the 2008 profit before tax by approximately US$0.1m (2007: increased by

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Financial risk management (Continued)

US$0.1m, 2006: increased by US$0.2m), primarily as a result of the translation of Sterling denominated monetary assets and liabilities. This analysis includes only outstanding foreign currency denominated monetary items and adjusts the translation of these items at the period end for a 1% change in foreign currency rates; and

•

A hypothetical 1% inflation in the US dollar/Sterling and a 1% deflation in the US dollar/Euro foreign currency spot rates at 31 December 2008, would have impacted equity by US$1.3m and US$1.5m, respectively (2007: US$1.3m and US$nil, respectively, 2006: US$1.2m and US$nil, respectively) primarily as a result of the changes in fair value of derivative instruments designated as cash flow hedges.

Management believes that a 1% sensitivity rate provides a reasonable basis upon which to assess expected changes in foreign exchange rates.

(ii) Price risk

The Group is not exposed to significant equity securities price risk or commodity price risk.

(b) Interest rate risk

Given the Group has no significant interest-bearing assets, income and operating cash flows are substantially independent of changes in market interest rates. Interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk.

The policy of the Group is to ensure certainty of the interest charge by fixing interest rates on a minimum of 60% of forecast net debt and up to a maximum of 100% for the next two years on a rolling basis. The Senior Notes are at a fixed rate.

The Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Under the interest rate swaps, the Group agrees with other parties to exchange, at specific intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts.

As at 31 December 2008, if interest rates on borrowings changed by 1%, with all other variables held constant, the Group’s profit after tax for the year would have been impacted by US$1.6m (2007: US$1.4m, 2006: US$0.6m). This is primarily due to the Group’s exposure to interest rates on its variable rate borrowings. The sensitivity analysis has been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at balance sheet date was outstanding for the whole year. Management believes that a 1% sensitivity rate provides a reasonable basis upon which to assess expected changes in interest rates.

(c) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. Financial instruments that potentially subject the Group to a concentration of credit risk consist of cash and cash equivalents, short-term deposits, trade receivables and derivative financial instruments. The credit risk on liquid funds (cash and cash equivalents and short-term deposits) and derivative financial instruments is limited because the counterparties are highly rated financial institutions.

The maximum exposure to credit risk is:

	Year ended 31 December
	2008	2007
	(US$ in millions)
Cash and cash equivalents (note 15)	51.2	31.3
Trade receivables (note 16)	153.9	135.1
Derivative financial instruments (note 28)	9.7	0.5

Total credit risk	214.8	166.9

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Financial risk management (Continued)

The Group’s average credit period on sales of services is 77 days (2007: 80 days). No interest is charged on trade receivables until the receivables become overdue for payment. Thereafter, interest is charged at a weighted average of 14% per annum (2007: 16% per annum) on the outstanding balance. The Group provides for receivables on a specific trade receivable basis. As at 31 December 2008 the Group had not provided for any specific trade receivables (2007: US$nil).

For 2008, two (2007: two) distribution partners comprised approximately 80.8% (2007: 82.1%) of the Group’s revenues. These same two customers comprised 80.7% (2007: 84.8%) of the Group’s trade receivables balance as at 31 December 2008.

The following table sets out the Group’s trade receivable balance by maturity:

	Year ended 31 December
	2008	2007
	(US$ in millions)
Current	149.6	133.5
Between 1 and 30 days overdue	2.7	1.4
Between 31 and 120 days overdue	1.1	0.2
Over 120 days overdue	0.5	—

Total trade receivables (note 16)	153.9	135.1

(d) Liquidity risk

The Group is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. Prudent liquidity risk management implies maintaining sufficient cash and short-term deposits and the availability of funding through an adequate amount of committed credit facilities.

The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. The Group maintains a long-term Revolving Credit Facility of US$300.0m that is designed to ensure the Group has sufficient available funds for operations. Drawings on this facility were US$140.0m as at 31 December 2008 (2007: US$70.0m).

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

For the purpose of testing for impairment, goodwill is specifically allocated to CGUs. Two CGUs have been identified, being ‘Mobile Satellite Services’ (‘MSS’) and ‘Other’. It has been determined that goodwill that arose on the acquisition of Inmarsat Ventures Limited represented goodwill of the MSS CGU only. Therefore, goodwill has been tested for impairment on the MSS CGU only.

Goodwill is tested by comparing the carrying amount of the CGU with its value in use. The value in use calculation utilizes an estimate of the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate the present value. The key assumptions used in calculating the value in use at 31 December 2008 are as follows:

•	discount rate—the pre-tax rate used to discount the operating profit projections in respect of the Group was 10.5%; and

•	operating profit projections are derived from recently approved five year forecasts and have assumed a terminal growth rate for the Group of 3.0%.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	Critical accounting estimates and judgements in applying accounting policies (Continued)

Using the value in use as a measure, no impairment to the carrying value of goodwill was recognized. In the opinion of the Directors, there have been no changes in the business strategy that would result in the carrying value of goodwill exceeding its recoverable amount.

(b) Pension assumptions

The Group has applied a rate of return on assets of 7.77% p.a. (2007: 7.40% p.a., 2006: 7.32% p.a.) which represents the expected return on asset holdings going forward. The discount rate used to calculate the pension and post-retirement healthcare benefits liability was 6.10%. (2007: 5.80%, 2006: 5.10%) (see note 26).

(c) Income Tax

The Group’s income tax balance is the sum of the total current and deferred tax balances. The calculation of this, and of the Group’s potential liabilities or assets, necessarily involves a degree of estimation and judgement in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority, or, as appropriate, through a formal legal process. Issues can, and often do, take a number of years to resolve. The amounts recognised or disclosed are derived from the Group’s best estimation and judgement. However, the inherent uncertainty regarding the outcome of these means eventual realisation could differ from the accounting estimates and therefore impact the Group’s results and cash flows.

5.	Segmental information

The Group operates in one business segment being the supply of mobile satellite communications services (‘MSS’).

‘Other’ principally comprises income from technical support to other operators, the provision of conference facilities and leasing surplus office space to external organizations.

Primary reporting format—business segments

		2008
	Note	Mobile satellite communications services	Other	Unallocated	Total
		(US$ in millions)
Revenue		624.5	10.2	—	634.7

Segment result (operating profit)		261.9	2.4	—	264.3
Net interest charged to the Income Statement	9			(72.1)	(72.1)

Profit before income tax					192.2
Income tax credit	10				164.2

Profit for the year					356.4

Segment assets		2,052.2	—	79.3	2,131.5
Segment liabilities		(227.5)	—	(1,383.7)	(1,611.2)
Capital expenditure(a)		(203.1)	—	—	(203.1)
Depreciation		(144.5)	—	—	(144.5)
Amortization of intangible assets		(22.5)	—	—	(22.5)

(a)	Capital expenditure stated using accruals basis.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Segmental information (Continued)

		2007
	Note	Mobile satellite communications services	Other	Unallocated	Total
		(US$ in millions)
Revenue		549.3	7.9	—	557.2

Segment result (operating profit)		208.3	1.0	—	209.3
Net interest charged to the Income Statement	9	—	—	(81.4)	(81.4)

Profit before income tax					127.9
Income tax expense	10				(29.0)

Profit for the year					98.9

Segment assets		1,966.8	—	31.3	1,998.1
Segment liabilities		(166.7)	—	(1,481.3)	(1,648.0)
Capital expenditure(a)		(190.6)	—	—	(190.6)
Depreciation		(154.0)	—	—	(154.0)
Amortization of intangible assets		(20.2)	—	—	(20.2)

(a)	Capital expenditure stated using accruals basis.

		2006
	Note	Mobile satellite communications services	Other	Unallocated	Total
		(US$ in millions)
Revenue		493.0	7.1	—	500.1

Segment result (operating profit/(loss))		175.1	(0.2)	—	174.9
Net interest charged to the Income Statement	9			(84.7)	(84.7)

Profit before income tax					90.2
Income tax credit	10				37.8

Profit for the year					128.0

Depreciation		(138.4)	—	—	(138.4)
Amortization of intangible assets		(18.4)	—	—	(18.4)

Secondary reporting format—geographical segments

The Group mainly operates in the geographic areas as included in the table below. The home country of the Group is the United Kingdom with its head office and central operations located in London.

Revenues are allocated to countries based on the location of the distribution partner who receives the invoice for the services.

Assets and capital expenditure are allocated based on the physical location of the assets.

	2008			2007			2006
	Revenue	Segment assets	Capital expenditure(c)	Revenue	Segment assets	Capital expenditure(c)	Revenue
	(US$ in millions)
Europe(a)	224.5	1,205.2	203.1	196.8	1,296.5	190.6	251.0
North America	323.1	—	—	289.3	—	—	155.5
Asia Pacific	76.5	—	—	63.7	—	—	86.2
Rest of the world	10.6	—	—	7.4	—	—	7.4
Unallocated(b)	—	926.3	—	—	701.6	—	—

	634.7	2,131.5	203.1	557.2	1,998.1	190.6	500.1

(a)	Segment assets in 2007 include the Inmarsat-4 F3 satellite, which was held in storage.
(b)	Unallocated items relate to satellites which are in orbit, which at 31 December 2008 includes the Inmarsat-4 F3 satellite.
(c)	Capital expenditure stated using accruals basis. Capital expenditure in 2006 was US$82.8m.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.	Profit before income tax

Costs are presented by the nature of the expense to the Group. Network and satellite operations costs comprise costs to third parties for network service contracts, operating lease rentals and services. A further breakdown of employee benefit costs is given in note 7 below.

Profit before income tax is stated after charging the following items:

		Year ended 31 December
	Note	2008	2007	2006
		(US$ in millions)
Depreciation of property, plant and equipment:
— Owned assets(a)	13	144.5	154.0	138.4
Amortization of intangible assets	14	22.5	20.2	18.4
Operating lease rentals:
— Land and buildings		12.7	11.7	13.0
— Space segment		18.6	15.4	16.3
Auditors’ remuneration and expenses—audit services(b)		0.5	0.6	0.7
Auditors’ remuneration and expenses—non-audit services		0.1	0.4	0.3

(a)	Included within depreciation on owned assets for 2007 is a non-recurring charge of $9.4m relating to accelerated depreciation of an amount that was previously capitalized as part of the launch of the third Inmarsat-4 satellite.
(b)	In addition to the fees disclosed above, the Group’s pension plan incurred audit fees from our auditors of US$27,140 for the 2008 financial year. Fees incurred in respect of the Group’s pension plan, from other auditors were US$25,454 and US$21,656 for the 2007 and 2006 financial years respectively.

7.	Employee benefit costs (including the Executive Directors)

		Year ended 31 December
	Note	2008	2007	2006
		(US$ in millions)
Wages and salaries		80.6	73.6	63.4
Social security costs		9.1	8.7	6.8
Share options charge (including employers’ national insurance contribution	24	8.5	5.2	5.2
Equity-settled share-based payments—Share Incentive Plan		—	—	2.0
Defined contribution pension plan costs		3.6	3.0	2.9
Defined benefit pension plan costs(a)	26	1.6	2.4	4.3
Post-retirement healthcare plan costs(a)	26	0.8	0.8	0.8

		104.2	93.7	85.4
Restructuring	20	—	—	6.8

Total employee benefits costs		104.2	93.7	92.2

(a)	Defined benefit pension plan costs and post-retirement healthcare plan costs for 2008, 2007 and 2006 reflect the service cost (see note 26).

Employee numbers

The average monthly number of people (including the Executive Directors) employed during the year by category of employment:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Operations	175	164	124
Sales and marketing	79	78	81
Development and engineering	87	86	79
Administration	125	123	123

	466	451	407

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Directors’ remuneration

Directors’ remuneration for Inmarsat plc (the ultimate parent company) was:

	Salaries/Fees			Bonus			Benefits			Total			Pension
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	(US$000)
Executive Directors
Michael Butler	626	553	472	463	423	323	12	12	9	1,101	988	804	24	20	19
Rick Medlock	551	485	467	425	360	326	12	11	9	988	856	802	24	20	19
Andrew Sukawaty(b)	905	748	674	1,018	796	684	36	36	32	1,959	1,580	1,390	117	95	80

	2,082	1,786	1,613	1,906	1,579	1,333	60	59	50	4,048	3,424	2,996	165	135	118

Non-Executive Directors
Sir Bryan Carsberg	97	85	80	—	—	—	—	—	—	97	85	80	—	—	—
(appointed 22 June 2005)
Stephen Davidson	111	94	86	—	—	—	—	—	—	111	94	86	—	—	—
(appointed 22 June 2005)
Admiral James Ellis Jr(c) (ret)	179	157	156	—	—	—	—	—	—	179	157	156	—	—	—
(appointed 22 June 2005)
Kathleen Flaherty	93	80	49	—	—	—	—	—	—	93	80	49	—	—	—
(appointed 9 May 2006)
John Rennocks	173	151	143	—	—	—	—	—	—	173	151	143	—	—	—
(appointed 4 January 2005)

	2,735	2,353	2,127	1,906	1,579	1,333	60	59	50	4,701	3,991	3,510	165	135	118

Notes:
(a)	£:US$ exchange rate used was £1:$2.01 for 2008 (2007: 1:1.81, 2006: 1:1.77).
(b)	The pension for Andrew Sukawaty includes an annual salary supplement in lieu of employer pension contribution.
(c)	During the year to 31 December 2008, the fee for Admiral James Ellis Jr (Rtd) included a full year’s fee of US$82,732 (2007: $79,780, 2006: US$75,764) as a Director of Inmarsat Inc, a wholly-owned subsidiary in the US.

Two Directors (2007: two, 2006: two) are accruing benefits under the Group’s defined contribution pension plan. One Director is a member of the US 401k Plan (2007: one, 2006: one).

Key management

The Executive Directors of the Group are the key management of the business.

9.	Net interest payable

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Interest on Senior Notes and Senior Credit Facilities	28.8	38.7	38.1
Interest on subordinated parent company loan	44.0	39.6	35.8
Net premium on early settlement of Burses Ltd finance lease	—	—	6.2
Pension and post-retirement liability finance costs	—	1.3	5.8
Unwinding of discount on deferred satellite liabilities	2.8	3.4	3.7
Amortization of debt issue costs	2.8	2.8	2.7
Other interest	1.0	0.8	0.6
Interest rate swap	4.8	—	—

Interest payable and similar charges	84.2	86.6	92.9
Less: Amounts included in the cost of qualifying assets(a)	(0.9)	—	—

Total interest payable and similar charges	83.3	86.6	92.9

Bank interest receivable and other interest	1.6	4.9	5.4
Interest rate swap	—	0.3	2.8
Pension and post-retirement liability finance gains	9.6	—	—

Total interest receivable and similar income	11.2	5.2	8.2

Net interest payable	72.1	81.4	84.7

(a)	Borrowing costs included in the cost of qualifying assets during the year are calculated by applying a capitalization rate to expenditure on such assets. The average interest capitalization rate for the year was 8.54%.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Income tax

Income tax credit/(expense) recognized in the Income Statement:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Current tax expense:
Current year	(3.0)	(13.9)	(5.4)
Adjustments in respect of prior periods
— Recognition of finance lease and operating leaseback(a)	6.8	—	—
— Reduction of Jersey Corporation Tax rate to 0%	0.4	—	—
— Other	(2.3)	—	13.9

Total current tax credit/(expense)	1.9	(13.9)	8.5

Deferred tax credit/(expense):
Origination and reversal of temporary differences
— Recognition of finance lease and operating leaseback(a)	211.8	—	—
— Other	(48.7)	(24.3)	(19.5)
Adjustment in respect of the reduction in the Corporation tax rate from 30% to 28%	—	9.2	—
Disposal of lease receivable(b)	—	—	58.1
Reassessment of likelihood of recovery of deferred tax assets	—	—	(9.3)
Adjustments in respect of prior periods	(0.8)	—	—

Total deferred tax credit/(expense)	162.3	(15.1)	29.3

Total income tax credit/(expense)	164.2	(29.0)	37.8

(a)	The current tax and deferred tax credits relate to a finance lease and operating leaseback transaction that was entered into in 2007. We have recorded the tax benefit in the current year as we now consider it likely that we will receive the benefit.
(b)	Stated net of the US$2.5m reversal of a deferred tax asset previously arising on the elimination of intercompany lease payables and receivables.

Reconciliation of effective tax rate:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Profit before tax	192.2	127.9	90.2

Income tax at 28.5% (2007 and 2006: 30%)	(54.8)	(38.4)	(27.0)
Disposal of lease receivable	—	—	60.6
Adjustments in respect of prior periods:
— Recognition of finance lease and operating leaseback	6.8	—	—
— Reduction of Jersey Corporation Tax rate to 0%	0.4	—	—
— Other	(2.9)	—	13.9
Reassessment of likelihood of recovery of deferred tax assets	—	—	(9.3)
Differences in overseas tax rates	0.9	0.1	0.2
Effect of the future reduction in the Corporation Tax rate from 30% to 28% on:
— opening deferred tax balance	—	9.2	—
— current year movement in deferred tax	(2.8)	2.4	—
Impact of finance lease and operating leaseback on deferred tax	215.6
Other temporary differences and non-deductible expenses	1.0	(2.3)	(0.6)

Total income tax credit/(expense)	164.2	(29.0)	37.8

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Income tax (Continued)

Tax credited/(charged) to equity:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Current tax credit on share options	1.8	0.6	5.1
Deferred tax charge on share options	(0.5)	(0.4)	(3.8)
Deferred tax credit/(charge) relating to gains on cash flow hedges	10.5	5.1	(2.0)
Deferred tax credit/(charge) on actuarial gains and losses from pension and post-retirement healthcare benefits	2.8	(2.2)	(1.7)

Total tax credited/(charged) to equity	14.6	3.1	(2.4)

11.	Net foreign exchange (gains)/losses

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Pension and post-retirement liability (note 26)	(10.3)	0.6	4.8
Release of cumulative translation reserve	—	—	(6.6)
Other operating (gains)/costs	(1.4)	2.9	(1.6)

Total foreign exchange (gains)/losses	(11.7)	3.5	(3.4)

12.	Dividends

The dividends paid in 2008 to Inmarsat Holdings Limited (parent company) were US$55.5m and US$104.1m for the 2008 interim dividend and the 2007 final dividend respectively.

A final dividend in respect of 2008 amounting to US$86.5m was declared on 24 April 2009 by the Directors to be paid to Inmarsat Holdings Limited. In accordance with IAS 37, these financial statements do not reflect this final dividend payable.

The dividends paid in 2007 and 2006 were US$135.3m and US$101.4m respectively.

13.	Property, plant and equipment

	Note	Freehold land and buildings	Services equipment, fixtures and fittings	Space segment	Assets in the course of construction	Total
		(US$ in millions)
Cost at 1 January 2007		2.7	75.1	1,335.5	181.1	1,594.4
Additions		—	3.4	106.6	63.0	173.0
Transfers		—	3.1	10.8	(13.9)	—

Cost at 31 December 2007		2.7	81.6	1,452.9	230.2	1,767.4

Additions		—	7.6	16.0	162.7	186.3
Transfers		—	0.4	0.2	(0.6)	—

Cost at 31 December 2008		2.7	89.6	1,469.1	392.3	1,953.7

Accumulated depreciation at 1 January 2007		(2.7)	(47.4)	(296.8)	—	(346.9)
Charge for the year		—	(17.9)	(136.1)	—	(154.0)
Accumulated depreciation at 31 December 2007		(2.7)	(65.3)	(432.9)	—	(500.9)

Charge for the year		—	(15.0)	(129.5)	—	(144.5)

Accumulated depreciation at 31 December 2008		(2.7)	(80.3)	(562.4)	—	(645.4)

Net book amount at 31 December 2007		—	16.3	1,020.0	230.2	1,266.5

Net book amount at 31 December 2008		—	9.3	906.7	392.3	1,308.3

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	Property, plant and equipment (Continued)

The depreciation charge for 2006 in respect of freehold land and buildings, services equipment, fixtures and fittings and space segment assets was US$nil, US$10.8m and US$127.6m respectively.

The space segment asset lives range from 10 to 15 years with the exception of R-BGAN assets which are five years. The first and second of the Inmarsat-4 satellites were placed in service during the 2005 and 2006 financial years respectively and are being depreciated over 15 years. The third Inmarsat-4 satellite was successfully launched in August 2008 and will enter commercial service in 2009. Consequently, as at 31 December 2008 the costs associated with the Inmarsat-4 F3 satellite remain in assets under construction. No depreciation has been recognized in 2008 in respect of the Inmarsat-4 F3 satellite. The R-BGAN service was terminated on 31 December 2008, therefore all associated assets had been fully depreciated by the end of 2008.

At 31 December 2008 and 2007, freehold land and buildings for the Group were carried at cost less accumulated depreciation (US$nil). Had the freehold land and buildings been revalued on a market basis, their carrying amount at 31 December 2008 and 2007 would have been US$5.5m. The Directors determined the market valuation.

14.	Intangible assets

	Note	Goodwill	Trademarks	Software	Patents	Terminal development costs	Spectrum rights	Intellectual property	Total
		(US$ in millions)
Cost at 1 January 2007		406.2	19.0	51.1	14.0	67.4	2.7	0.7	561.1
Additions		—	—	9.3	—	8.3	—	—	17.6

Cost at 31 December 2007		406.2	19.0	60.4	14.0	75.7	2.7	0.7	578.7

Additions		—	—	9.1	—	7.7	—	—	16.8

Cost at 31 December 2008		406.2	19.0	69.5	14.0	83.4	2.7	0.7	595.5

Accumulated amortization at 1 January 2007		—	(2.9)	(20.1)	(6.1)	(9.8)	(0.1)	(0.1)	(39.1)
Charge for the year		—	(1.0)	(9.6)	(2.0)	(6.9)	(0.4)	(0.3)	(20.2)

Accumulated amortization at 31 December 2007		—	(3.9)	(29.7)	(8.1)	(16.7)	(0.5)	(0.4)	(59.3)

Charge for the year		—	(1.0)	(12.0)	(2.0)	(6.9)	(0.3)	(0.3)	(22.5)

Accumulated amortization at 31 December 2008		—	(4.9)	(41.7)	(10.1)	(23.6)	(0.8)	(0.7)	(81.8)

Net book amount at 31 December 2007		406.2	15.1	30.7	5.9	59.0	2.2	0.3	519.4

Net book amount at 31 December 2008		406.2	14.1	27.8	3.9	59.8	1.9	—	513.7

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

Patents and trademarks are being amortized on a straight-line basis over their estimated useful lives which are seven and 20 years respectively.

The software capitalized relates to the Group’s BGAN billing system and other internally developed operational systems and purchased software and is being amortized on a straight-line basis over its estimated useful life of five to seven years. All other software is amortized on a straight-line basis, over three to five years.

User terminal development costs directly relating to the development of the user terminals for the R-BGAN and BGAN services are capitalized as intangible fixed assets. The R-BGAN service was terminated on 31 December 2008, therefore all R-BGAN user terminal costs had been fully depreciated by 31 December 2008. R-BGAN costs were being amortized over the estimated sales life of the services which was five years BGAN costs are being amortized over the estimated sales life of the services, which is five to ten years.

Spectrum rights relate to the acquisition of ACeS and are being amortized on a straight-line basis over the remaining useful lives of 6.3 years.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.	Intangible assets (Continued)

Intellectual property relates to the acquisition of ACeS.

The amortization charge for 2006 in respect of trademarks, software, patents, terminal development assets, spectrum rights and intellectual property was US$1.0m, US$8.4m, US$2.0m, US$6.8m, US$0.1m and US$0.1m respectively.

15.	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and for the purposes of the Cash Flow Statement also includes bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the Balance Sheet.

	As at 31 December
	2008	2007
	(US$ in millions)
Cash at bank and in hand	3.5	1.6
Short-term deposits with original maturity of less than three months	47.7	29.7

	51.2	31.3

Cash and cash equivalents include the following for the purposes of the Cash Flow Statement:

	As at 31 December
	2008	2007
	(US$ in millions)
Cash and cash equivalents	51.2	31.3
Bank overdrafts (note 19)	(5.7)	(0.1)

	45.5	31.2

16.	Trade and other receivables

	As at 31 December
	2008	2007
	(US$ in millions)
Trade receivables	153.9	135.1
Other receivables	12.6	12.7
Amounts due from parent undertakings	32.0	12.8
Other prepayments and accrued income	17.0	14.9

	215.5	175.5

The Directors consider the carrying value of trade and other receivables to approximate their fair value.

17.	Inventories

	As at 31 December
	2008	2007
	(US$ in millions)
Finished goods	5.0	4.9

The Directors consider the carrying value of inventories to approximate their fair value.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.	Trade and other payables

	As at 31 December
	2008	2007
	(US$ in millions)
Current:
Trade payables	53.6	56.3
ACeS deferred consideration	2.4	2.4
Other taxation and social security payables	2.3	3.9
Other creditors	1.0	1.3
Amounts due to parent undertaking	4.4	1.4
Accruals and deferred income	52.8	55.7

	116.5	121.0

	As at 31 December
	2008	2007
	(US$ in millions)
Non-current:
ACeS deferred consideration	2.7	4.8
Other payables	11.6	—

	14.3	4.8

The Directors consider the carrying value of trade and other payables to approximate their fair value.

19.	Borrowings

	Effective interest rate	As at 31 December
		2008	2007
	%	(US$ in millions)
Current:
Bank overdrafts	2.0	5.7	0.1
Deferred satellite payments(a)	7.0	10.2	12.1
Senior Credit Facility(b)	4.59	190.0	70.0

Total current borrowings		205.9	82.2

Non-current:
Deferred satellite payments(a)	7.0	31.2	40.3
Senior Credit Facility(b)	4.59	199.4	248.9
Senior Notes(c)(d)	7.625	158.2	211.6
Premium on Senior Notes(d)		0.7	0.9
Subordinated parent company loan:(e)	5.91
— principal		766.9	723.6
— interest		5.7	5.4

Total non-current borrowings		1,162.1	1,230.7

Total borrowings		1,368.0	1,312.9

(a)	Deferred satellite payments represent amounts payable to satellite manufacturers which become payable annually depending on the continued successful performance of the satellite. The gross amount of deferred satellite payments has been discounted to net present value at 7%.
(b)	US$550.0m Senior Credit Facility (also referred to as the “Senior Facility Agreement”), led by Barclays Capital, ING Bank N.V. and the Royal Bank of Scotland plc with Inmarsat Investments Limited, is for general corporate purposes. The US$550.0m five-year Senior Credit Facility consists of a US$250.0m amortizing term loan and a US$300m revolving credit facility (also referred to as the “Revolving Committed Facility”). US$50.0m of the term loan is repayable in 2009, with the balance payable at maturity in May 2010. The revolving credit facility, whilst included in current borrowing, is repayable at the latest at maturity of the Senior Credit Facility in May 2010. The term loan and drawings under the revolving credit facility were initially priced at 120 basis points above LIBOR and thereafter tied to a leverage grid.
As at 31 December 2008, US$250.0m (2007: US$250.0m) was drawn down at 3 month USD LIBOR plus a margin of 0.7% (2007: 0.7%). Drawings on the US$300.0m revolving credit facility at 31 December 2008 were US$140.0m (2007: US$70.0m).

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	Borrowings (Continued)

At 31 December 2008, the Group had in place three interest rate swap agreements each of $100m to exchange LIBOR floating interest rates on US$300.0m of its Senior Credit Facility. LIBOR floating rates of 1.96% are exchanged for fixed rates of 4.978%, 4.496% and 4.907% on notional amounts of US$100.0m, US$100.0m and US$100.0m, respectively (Note 28)
(c)	Inmarsat Finance plc is 99.9% owned by Inmarsat Group Limited, and 0.1% owned by Inmarsat Holdings Limited, which is the parent of Inmarsat Group Limited. Inmarsat Group Limited’s ability to obtain funds from its subsidiaries by dividend or loan is limited by the Senior Credit Facility and the indenture governing the Senior Notes. The Senior Credit Facility contains negative covenants that, among other things, generally restrict or prohibit the indirect subsidiary Inmarsat Investments Limited and its subsidiaries from making any repayment of principal under the indentures governing the Senior Notes and from declaring or paying certain dividends or making certain other distributions to shareholders or making payment under the subordinated parent company loan. In addition, the indentures governing the Senior Notes contain covenants that, among other things, directly or indirectly restrict Inmarsat Group Limited’s ability to make certain payments, including dividends or other distributions, prepay or redeem subordinated debt or equity. Substantially all of the net assets of Inmarsat Group Limited’s unconsolidated and consolidated subsidiaries as of the end of 31 December 2008 are restricted net assets.
(d)	The 7.625% Senior Notes were issued by Inmarsat Finance plc, a subsidiary 99.9% owned by Inmarsat Group Limited, and 0.1% owned by Inmarsat Holdings Limited. The Senior Notes mature on 30 June 2012. Interest is payable semi-annually in February and August.
At 31 December 2008, the Group had purchased US$146.7m (2007: US$91.6m) of the aggregate principal amount of the notes outstanding (US$310.4m).
During 2008 Inmarsat Investments Limited purchased US$55.1m (2007: US$38.0m) of the Senior Notes for US$55.8m (2007: US$40.7m). Inmarsat Investments Limited paid a premium of US$0.6m (2007: US$1.3m) and prepaid interest of US$0.1m (2007: US$1.4m) which was later received back from the trustee (Bank of New York). Taking into account the Group’s short-term cash surplus, the total payment of US$55.8m (2007: US$40.7m) results in an overall economic benefit to the Group when the premium paid is compared to future net interest charges discounted back to values at that date.
(e)	Loans represent funding advanced by the parent company in the form of a subordinated parent company loan. Inmarsat Holdings Limited issued Euro denominated Subordinated Preference Certificates with an aggregate nominal amount at the date of issue of US$27,632m (at a price of US$618.8m euro equivalent) in December 2003. Inmarsat Holdings Limited loaned to Inmarsat Group Limited (which, in turn loaned to Inmarsat Investments Limited) the aggregate proceeds of the Subordinated Preference Certificates via a subordinated parent company loan. The loan has no fixed maturity and may be repaid at any time at each borrower’s option. Interest on the subordinated parent company loan accrues at a rate of 5.91% per annum in 2008 (2007: 5.85%, 2006: 5.62% per annum).

These balances are shown net of unamortized deferred finance costs, which have been allocated as follows:

	At 31 December 2008			At 31 December 2007
	Principal amount	Deferred finance cost	Net balance	Principal amount	Deferred finance cost	Net balance
	(US$ in millions)
Senior Credit Facility	390.0	(0.6)	389.4	320.0	(1.1)	318.9
Senior Notes	163.7	(5.5)	158.2	218.8	(7.2)	211.6
Premium on Senior Notes	0.7	—	0.7	0.9	—	0.9
Subordinated parent company loan:
— principal	766.9	—	766.9	723.6	—	723.6
— interest	5.7	—	5.7	5.4	—	5.4
Deferred satellite payments	41.4	—	41.4	52.4	—	52.4
Bank overdrafts	5.7	—	5.7	0.1	—	0.1

Total loans and borrowings	1,374.1	(6.1)	1,368.0	1,321.2	(8.3)	1,312.9

The maturity of non-current borrowings is as follows:

	As at 31 December
	2008	2007
	(US$ in millions)
Between one and two years	205.2	8.6
Between two and five years	949.6	481.6
After five years	7.3	740.5

	1,162.1	1,230.7

The Group has a US$300.0m Revolving Credit Facility that has no restrictions and as at 31 December 2008 was drawn down by US$140.0m (2007: US$70.0m).

The Directors consider the carrying value of borrowings, other than the Senior Notes, to approximate to their fair value (see note 28).

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	Borrowings (Continued)

The effective interest rates at the Balance Sheet dates were as follows:

	As at 31 December
Effective interest rate %	2008	2007
Bank overdrafts	2.0	5.9
Senior Notes	7.625	7.625
Subordinated Parent Company Loan	5.91	5.85
Senior Credit Facility	4.59	5.69
Deferred satellite payments	7.0	7.0

20.	Provisions

Restructuring provision
(US$ in millions)
Current:
As at 1 January 2006	0.4
Charged in respect of current year	6.8
Utilized in current year	(5.6)

As at 31 December 2006	1.6
Utilized in current year	(1.5)

As at 31 December 2007	0.1
Utilized in current year	(0.1)

As at 31 December 2008	—

In January 2006, the Group announced its intention to restructure the organization to reflect the fact that the Inmarsat-4 programme was nearing completion. The principal action in the restructuring plan involved a redundancy programme. The amount charged for the year ended 31 December 2008 was US$nil (2007: US$nil, 2006: US$6.8m). The redundancy provision that remains unpaid in respect of this restructuring as at 31 December 2008 is US$nil.

	Post retirement healthcare benefits	Pension	Other	Total
	(US$ in millions)
Non-Current:
As at 1 January 2006	18.5	18.7	0.4	37.6
Charged to Income Statement in respect of current year	4.4	6.5	—	10.9
Credited directly to Statement of Recognized Income and Expense in respect of current year	(0.7)	(4.5)	—	(5.2)
Contributions paid	—	(5.5)	—	(5.5)
Utilized in current year	(0.2)	—	—	(0.2)

As at 31 December 2006	22.0	15.2	0.4	37.6

Charged to Income Statement in respect of current year	2.4	2.1	0.4	4.9
Credited directly to Statement of Recognized Income and Expense in respect of current year	(1.9)	(5.4)	—	(7.3)
Contributions paid	—	(5.3)	—	(5.3)
Utilized in current year	(0.2)	—	(0.1)	(0.3)

As at 31 December 2007	22.3	6.6	0.7	29.6

Credited/(charged) to Income Statement in respect of current year	(4.8)	(2.4)	0.3	(6.9)
Charged directly to Statement of Recognized Income and Expense in respect of current year	2.6	8.4	—	11.0
Contributions paid	—	(5.7)	—	(5.7)
Utilized in current year	(0.3)	—	(0.2)	(0.5)

As at 31 December 2008	19.8	6.9	0.8	27.5

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.	Provisions (Continued)

Included in contributions paid is an additional cash contribution of US$3.8m in 2008 (2007: US$3.4m) to reduce the pension deficit.

Other provisions in 2008 and 2007 relate to a legally required provision for eventual severance payments to employees in Italy and Dubai. In addition, in 2007 other provisions included an onerous lease provision on premises located in Washington.

21.	Current and deferred income tax assets and liabilities

The current income tax liability of US$15.7m (2007: US$21.4m) represents the income tax payable in respect of current and prior periods less amounts paid.

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

	As at 31 December 2008			As at 31 December 2007
	Assets	Liabilities	Net	Assets	Liabilities	Net
	(US$ in millions)
Property plant and equipment and intangible assets	(19.3)	16.1	(3.2)	(8.9)	172.8	163.9
Other	(19.4)	3.6	(15.8)	(6.5)	0.9	(5.6)
Pension asset	(6.8)	—	(6.8)	(8.0)	—	(8.0)
Share options	(2.3)	—	(2.3)	(3.3)	—	(3.3)

Net deferred income tax (assets)/liabilities	(47.8)	19.7	(28.1)	(26.7)	173.7	147.0

Movement in temporary differences during the year:

	As at 1 January 2008	Recognized in income	Recognized in equity	As at 31 December 2008
Property plant and equipment and intangible assets	163.9	(167.1)	—	(3.2)
Other	(5.6)	0.3	(10.5)	(15.8)
Pension asset	(8.0)	4.1	(2.9)	(6.8)
Share options	(3.3)	0.4	0.6	(2.3)

Total liability/(asset)	147.0	(162.3)	(12.8)	(28.1)

	As at 1 January 2007	Adjustment to income opening balance due to change in rate	Recognized in income	Adjustment to equity opening balance due to change in rate	Recognized in equity	As at 31 December 2007
	(US$ in millions)
Property plant and equipment and intangible assets	147.5	(9.8)	26.2	—	—	163.9
Other	0.5	0.1	(1.1)	(0.1)	(5.0)	(5.6)
Pension asset	(10.9)	0.4	0.3	0.2	2.0	(8.0)
Share options	(2.7)	0.1	(1.1)	0.1	0.3	(3.3)

Total liability/(asset)	134.4	(9.2)	24.3	0.2	(2.7)	147.0

In 2006 the amount of deferred income tax recognized in income as a charge in respect of property plant and equipment and intangible assets, other and pension assets was US$28.3m, US$0.3m and US$1.4m respectively. In 2006 the amount of deferred income tax recognized in income in respect of share options was US$0.7m.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.	Cash generated from operations

Reconciliation of operating profit to net cash inflow from operating activities:

	As at 31 December
	2008	2007	2006
	(US$ in millions)
Profit for the year	356.4	98.9	128.0
Adjustments for:
Depreciation and amortization	167.0	174.2	156.8
Income tax (credit)/charge	(164.2)	29.0	(37.8)
Interest payable	83.3	86.6	92.9
Interest receivable	(11.2)	(5.2)	(8.2)
Non-cash employee benefit charges	8.5	5.2	5.2
Forward exchange contracts	8.3	1.4	(2.9)
Changes in net working capital:
Increase in trade and other receivables	(17.7)	(4.8)	(7.6)
Increase in inventories	(0.1)	(4.1)	(0.5)
(Decrease)/increase in trade and other payables	(1.5)	(6.0)	2.3
(Decrease)/increase in provisions	(3.6)	(3.5)	0.5

Cash generated from operations	425.2	371.7	328.7

23.	Share capital

	As at 31 December
	2008	2007
	(US$ in millions)
Authorized:
630,780,000 ordinary shares of €0.0005 each	0.4	0.4

	0.4	0.4

Allotted, issued and fully paid:
610,239,894 ordinary shares of €0.0005 each	0.4	0.4

	0.4	0.4

24.	Employee share options

In line with IFRS 2, Share-Based Payment, the Company recognized US$8.5m, US$5.2m and US$5.2m respectively in total share compensation costs across all its share plans for the 2008, 2007 and 2006 financial years. The share option programmes are operated for the Inmarsat plc group as a whole and not by individual company. Consequently the information on each of the programmes set out below reflects the activity of the entire Inmarsat group. Total share-based compensation costs are recognized over the vesting period of the options and share awards ranging from one to four years.

In November 2004, Inmarsat plc (the ultimate parent company) adopted the Staff Value Participation Plan (the “2004 Plan”). 219,020 A ordinary shares were granted under the 2004 Plan to eligible Directors or employees of the Group. A second grant of options over 7,140 A ordinary shares was made under the 2004 Plan to employees in January 2005. As part of the IPO, the A ordinary shares were converted following a 1 for 20 share split into ordinary shares. A third grant of options over 1,175,240 ordinary shares of €0.0005 each was approved in May 2005 under the 2004 Plan and granted to employees in June 2005. Both subsequent grants were made on equivalent terms to the initial grant in November 2004.

All options granted under the 2004 Plan and held by optionholders have now vested and are exercisable. Whenever options are exercised under the 2004 Plan, the holder must pay a de minimis charge of €1 for each tranche of options exercised. The options expire 10 years from the date of grant. Following the exercise of options granted under the 2004 Plan, shares are transferred to the optionholders from the Inmarsat Employees’ Share Ownership Plan Trust (“the Trust”) (resident in Guernsey). No new shares have been issued to satisfy the exercise of these options.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Employee share options (Continued)

A summary of share activity within the Trust as at 31 December 2008 is as follows:

	Shares available for grant	Options outstanding	Weighted average Exercise price per option
Balance at 1 January 2007	58,367	748,295	£3.60
Granted re Share Incentive Plan (10 April 2007)	(15,926)	—
Forfeited	930	(930)
Exercised	—	(435,673)	£4.10
Exercise re International Sharesave Scheme	(2,467)	—
Market purchase of shares (26 November 2007)	1,000,000	—

Balance at 31 December 2007	1,040,904	311,692	£3.64

Forfeited	180	(180)
Exercised	—	(122,551)	£4.74
Exercise re International Sharesave Scheme	(28,926)	—
Market purchase of shares (30 October 2008)	10,000	—

Balance at 31 December 2008	1,022,158	188,961	£3.75

Exercisable at 31 December 2008	—	188,961

Exercise Price per tranche	—	€1.00

The weighted average of the remaining contractual life for the 2004 Plan at 31 December 2008 is 6.0 years.

Prior to Inmarsat plc (the ultimate parent company) being publicly quoted, the exercise price of the options over the A ordinary shares of the Company issued under the 2004 Plan was de minimis in nature and post the IPO remains de minimis in nature, accordingly the fair value of each option is equivalent to the fair value of the underlying share at the date of the grant. This fair value of US$12.50 per share (before any adjustment for the share split in June 2005) was estimated with the assistance of independent advisers, who calculated a range of potential values using analysis of comparable quoted shares, discounted cash flows and comparable transactions. The fair value within this range was then selected by the Directors using the independent analysis which had been prepared.

For the options granted under the 2004 Plan in June 2005 (before the share split), the fair value was estimated by the Directors to be US$30.00 per share. The US$30.00 was calculated using a similar methodology to the independent advisers as the Directors of the Company continued to believe that the ‘discounted trading multiple’ approach was the most appropriate.

Inmarsat plc also operates a Bonus Share Plan (“BSP”). The following awards under the BSP have been made to the Executive Directors and certain members of senior management:

•

during 2006, awards of shares were made relating to a monetary award determined in May 2005 and September 2005. These awards vested in three equal tranches following the announcement of the Preliminary Results for each of the financial years 2006, 2007 and 2008;

•

during 2008, awards of shares were made relating to a monetary award determined in March, May and September 2007. These awards vested and will vest (subject to continued employment) in three equal tranches following the announcement of the Preliminary Results for each of the financial years 2008, 2009 and 2010; and

•

during 2009, awards of shares were made relating to a monetary award determined in March 2008. These awards will vest in three equal tranches following the announcement of the Preliminary Results for each of the financial years 2010, 2011 and 2012.

•

during 2009, a monetary award was made, which subject to achievement of the performance conditions, will be converted to an award of shares in March 2010. These shares will then vest in March 2011, 2012 and 2013.

Awards are made in the form of a conditional allocation of shares. The performance conditions attached to the BSP are non-market based performance conditions. Dividends will accrue and be added as additional shares upon vesting.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Employee share options (Continued)

The rules of the BSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of the Company to satisfy the awards using newly-issued shares.

As the BSP provides free share awards with no market based performance conditions attached, and which carry an entitlement to dividends paid in cash or shares during the vesting period, the fair value of the awards is the value of the grant. This is due to the fact that regardless of the market price at the time the award of shares is made, the total value of shares to be awarded will not change.

In addition to the BSP, Inmarsat plc also operates a Performance Share Plan (“PSP”) under which the first share award was made on 31 May 2005 in the form of a conditional allocation of shares. The number of shares subject to the share award was determined by reference to the price at which the shares were offered for sale upon the listing of Inmarsat plc on the London Stock Exchange in June 2005 of £2.45 per share. Participants are entitled to receive the value of any dividends that are paid during the vesting period in the form of cash or additional shares. In March 2008, 100% of these shares vested.

Additional share awards were made in September 2005, March 2007, March 2008 and March 2009 with the reference price in determining the number of shares of £3.24, £3.95, £4.39 and £4.57 respectively (market value of shares on the date of grant).

The PSP shares will not normally be transferred to participants until the third anniversary of the award date. The transfer of shares is dependent upon the performance conditions being satisfied over the three consecutive financial years starting in the financial year the award date falls. The rules of the PSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of Inmarsat plc to satisfy the awards using newly-issued shares at the end of the relevant three year period unless a participant leaves and is entitled under the Rules to receive a proportionate award if the performance condition has been met.

The performance condition for the PSP is based on the Group’s Total Shareholder Return (“TSR”) relative to constituents of the FTSE 350 Index (excluding investment trusts) and a non-market based condition, based on EBITDA measured over a three year period. The vesting schedule for PSP awards is structured so that the shape of the vesting schedule is determined by both TSR and EBITDA performance. The market based performance condition has been incorporated into the valuation. The fair value of the allocation and the assumptions used in the calculation are as follows:

	Performance Share Plan				CEO Award
Grant date	31 May 2005	29 September 2005	29 March 2007	19 March 2008	28 September 2007
Grant price	£2.45	£3.24	£3.95	£4.39	£4.49
Exercise price	nil	nil	nil	nil	nil
Bad leaver rate	0%	0%	0%	0%	0%
Vesting period	3 years	3 years	3 years	3 years	3 years
Expected correlation between any pair of shares in PSP comparator group	12%	10%	n/a	n/a	n/a
Volatility	36%	34%	27%	28.5%	28%
Fair value per share option	£1.34	£2.20	£2.15	£2.40	£2.65

Both the BSP and PSP share awards expire 10 years after date of grant. The weighted average of the remaining contractual life for both the BSP and PSP share awards at 31 December 2008 is 8.5 and 7.3 years respectively.

Following the announcement on 28 September 2007 that Andrew Sukawaty has agreed to remain in the joint role of Chairman and Chief Executive Officer of Inmarsat plc for a further period, expected to be not less than two years, the Remuneration Committee made him an exceptional award of one million incentive shares conditional upon the delivery of significant share price growth. The mid-closing share price on 27 September 2007 was £4.49 per share. No shares will be earned unless, three years after grant, the share price reaches a minimum price of £5.50. For performance above this level, shares will be earned pro rata up to a share price of

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Employee share options (Continued)

£7.25 at which the full award will be earned. A further award over 700,000 shares could be earned if, at the time that performance is assessed, the share price has reached £9.25. If the share price is below £7.25, none of the additional shares would be earned and if between £7.25 and £9.25, shares would be earned pro rata up to a share price of £9.25.

The share price performance condition will be assessed on the basis of the average closing price of Inmarsat shares over the last 20 trading days of the performance period. Additional shares will accrue representing the value of dividends paid during the performance period on the number of shares that ultimately vest.

The Remuneration Committee anticipates that if an award of shares is made to Mr Sukawaty, then the share price performance will have out-performed the FTSE 350 Index (excluding investment trusts). However, in the event that this is not the case, the Remuneration Committee retains the discretion to scale back the award of shares by up to 50% of the proposed share award.

The Employee Benefit Trust purchased one million shares on 26 November 2007 to hold against the satisfaction of the award. This has been funded through a loan from Inmarsat plc to the Trust.

Inmarsat plc also operates a UK Sharesave Scheme. The Sharesave Scheme is an HM Revenue & Customs approved scheme open to all UK PAYE-paying permanent employees. The maximum that can be saved each month by an employee is £250 and savings plus interest may be used to acquire shares by exercising the related option at the end of the three-year savings contract. Options are exercisable for a period of up to six months following the end of the three year savings contract and under certain circumstances if an employee leaves the Inmarsat group. No dividends are accumulated on options during the vesting period. Newly issued shares will be used to satisfy the options.

The first grant under the Sharesave Scheme was made in July 2005 with an option grant price of £2.24 per ordinary share (a 20% discount to market value of the shares on the first invitation date (23 June 2005)). The first grant matured on 1 September 2008.

A second grant under the Sharesave Scheme was made in December 2008 with an option price of £3.06 per ordinary share (a 20% discount to the average market value of the shares in the week prior to the invitation date (17–21 November 2008)).

Inmarsat plc also operates an International Sharesave Plan which mirrors the operation of the UK Sharesave Scheme as closely as possible. However, instead of receiving a share option, participants receive the spread between the share price at the date of exercise and the grant price, delivered (at the Company’s discretion) in cash or shares. It is the Company’s intention to satisfy the awards using shares only – some of which are held by the Trust and some of which will be newly-issued.

The first grant under the International Sharesave Plan was made in October 2005 with an option grant price of £2.24 per ordinary share. The first grant matured on 1 September 2008.

A second grant under the International Sharesave Plan was made in December 2008 with an option price of £3.06 per ordinary share.

Options under the UK Sharesave Scheme and International Sharesave Plan expire after a maximum of 3.5 years following the initial savings payments having been made. The weighted average of the remaining contractual life for the first grant of the UK Sharesave Scheme and International Sharesave Plan at 31 December 2008 is 0.1 and 0.3 years, respectively. The weighted average of the remaining contractual life for the second grant of the UK Sharesave Scheme and International Sharesave Plan at 31 December 2008 is 3.5 years and 3.5 years, respectively.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Employee share options (Continued)

Options under the UK Sharesave Scheme and International Sharesave Plan have been valued using the Black Scholes model with the following assumptions:

	Sharesave Scheme (UK)	Sharesave Scheme (UK)	Sharesave Plan (International)	Sharesave Plan (International)
Grant date	21 July 2005	15 December 2008	19 October 2005	15 December 2008
Market price at date of Grant	£3.14	£4.44	£2.80	£4.44
Exercise price	£2.24	£3.06	£2.24	£3.06
Bad leaver rate	5%pa	3%pa	5%pa	3%pa
Vesting period	3 years	3 years	3 years	3 years
Volatility	35%	33.2%	34%	33.2%
Dividend yield assumption	3.6%	3.36%	2.8%	3.36%
Risk free interest rate	4.25%	2.46%	4.25%	2.46%
Fair value per option	£1.10	£1.50	£0.90	£1.50

The historical volatility is based on the constituents of the FTSE 350 Telecoms Service Index, which was measured over three years to each of the grant dates. The volatility assumption used for each of the awards was based on median volatility for the constituents of the sector.

Awards under the UK Share Incentive Plan (“SIP”) were made on 7 April 2006 and 10 April 2007. The SIP is an HM Revenue & Customs approved plan open to all UK permanent employees and operates in conjunction with a UK tax-resident trust which holds shares on behalf of participating employees. Under the SIP, Inmarsat plc can award ‘Free Shares’ (up to a maximum value of £3,000) to employees. Employees can also acquire ‘Partnership Shares’ from their salary up to a maximum of £1,500 per annum and Inmarsat plc will match this with up to two free ‘Matching Shares’ per ‘Partnership Share’ (equivalent to a maximum value of £3,000 per annum). The market value per ordinary share at the date of the awards were £3.773 (2006) and £4.14 (2007).

Arrangements were put in place for eligible overseas employees to replicate both awards under the SIP as closely as possible. Additional arrangements were put in place for employees to acquire shares over the capped amounts in relation to the SIP award in 2006. On 7 April 2006, in aggregate 57,872 ordinary shares of €0.0005 each were awarded to eligible employees from the Trust in respect of the award to overseas employees and the additional award to certain employees. On 10 April 2007, 15,926 ordinary shares of €0.0005 each were awarded to eligible overseas employees to replicate the SIP award. The same market values per ordinary share were used as for the SIP for each award.

No Executive Director or member of the Executive Staff applied to participate in the SIP or equivalent overseas arrangements.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Employee share options (Continued)

A summary of share awards and option activity as at 31 December 2008 (excluding the 2004 Plan which is noted above) is as follows:

Share Awards and Options outstanding	SIP (UK)	SIP (Intl and Unapproved)	BSP	CEO Share Award(a)	PSP	Sharesave Scheme (UK)	Sharesave Plan (International)	Total
Balance at 1 January 2007	407,227	48,673	215,542	—	807,869	747,542	103,340	2,330,193
Granted/Allocated	216,114	15,926	945,035	1,000,000	120,764	—	—	2,297,839
Lapsed	—	—	—	—	(22,043)	(52,001)	(14,456)	(88,500)
Exercised	—	—	—	—	—	(5,342)	(2,460)	(7,802)
Transferred/Sold	(50,623)	(986)	(80,879)	—	(14,692)	—	—	(147,180)

Balance at 31 December 2007	572,718	63,613	1,079,698	1,000,000	891,898	690,199	86,424	4,384,550

Granted/Allocated	—	—	4,609	—	394,126	832,097	165,447	1,396,279
Lapsed	—	—	(23,589)	—	—	(5,920)	(500)	(30,009)
Exercised	—	—	—	—	—	(624,470)	(79,158)	(703,628)
Transferred/Sold	(22,811)	(5,491)	(91,480)	—	(845,815)	—	—	(965,597)

Balance at 31 December 2008	549,907	58,122	969,238	1,000,000	440,209	891,906	172,213	4,081,595

Exercisable at 31 December 2008	—	—	—	—	—	59,809	6,766	66,575

Exercise Price per share	n/a	n/a	nil	nil	nil	(b )	(c )	n/a

(a)	As described previously, a further award over 700,000 shares could be earned if, after three years from grant, the share price has reached £9.25 per share.
(b)	The first grant under the UK Sharesave scheme in 2005 has an exercise price of £2.24.
The second grant under the UK Sharesave scheme in 2008 has an exercise price of £3.06.
(c)	The first grant under the International Sharesave plan in 2005 has an exercise price of £2.24.
The second grant under the International Sharesave plan in 2008 has an exercise price of £3.06.

25.	Reserves

Reconciliation of Movements in Shareholders’ Equity

	Ordinary share capital	Share premium account	Other reserves	(Accumulated losses)/retained earnings	Total
	(US$ in millions)
Balance at 1 January 2007	0.4	346.1	14.1	29.2	389.8

Profit for the year	—	—	—	98.9	98.9
Dividends payable	—	—	—	(135.3)	(135.3)
Share option charge	—	—	4.0	—	4.0
Fair value losses—cash flow hedges	—	—	(17.7)	—	(17.7)
Actuarial gains from pension and post-retirement healthcare benefits	—	—	—	7.3	7.3
Tax credited/(charged) directly to equity	—	—	5.1	(2.0)	3.1

Balance at 31 December 2007	0.4	346.1	5.5	(1.9)	350.1

Profit for the year	—	—	—	356.4	356.4
Dividends payable	—	—	—	(159.6)	(159.6)
Share option charge	—	—	7.3	—	7.3
Fair value losses—cash flow hedges	—	—	(37.5)	—	(37.5)
Actuarial losses from pension and post-retirement healthcare benefits	—	—	—	(11.0)	(11.0)
Tax credited directly to equity	—	—	10.5	4.1	14.6

Balance at 31 December 2008	0.4	346.1	(14.2)	188.0	520.3

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.	Pension arrangements and post-retirement healthcare benefits

The Group provides both pension fund arrangements and post-retirement medical benefits for its employees.

The Group operates pension schemes in each of its principal locations. The UK scheme has two plans: a defined benefit scheme, which is closed to new employees, and a defined contribution plan. The defined benefit scheme is funded and its assets are held in a separate fund administered by a corporate trustee. US$2.4m was credited in the Income Statement in the 2008 financial year in respect of the defined benefit scheme (2007: US$2.1m charged, 2006: US$6.5m charged).

The defined benefit plan was valued using the projected unit credit method with the formal valuation undertaken by professionally qualified and independent actuaries, Watson Wyatt LLP, as at 31 December 2005. The actuarial valuation of the assets of the scheme at that date, net of liabilities, was US$8.9m. The results of the valuation have been updated for any material transactions and material changes in circumstances (including changes in market prices and interest rates) up to 31 December 2008. The results of this updated valuation as at 31 December 2008, for the purposes of the additional disclosures required by IAS 19, are set out below.

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

The obligation under these plans was determined by the application of the terms of medical plans, together with relevant actuarial assumptions and healthcare cost trend rates. The long-term rate of medical expense inflation used in the actuarial calculations is 4.0% per annum in excess of the rate of general price inflation of 3.15% (2007: 4.0% in excess of 3.45%, 2006: 4.0% in excess of 3.1%). The discount rate used in determining the accumulated post-retirement benefit obligation was 6.10% at 31 December 2008 (2007: 5.80%, 2006: 5.10%).

The principal actuarial assumptions used to calculate pension and post-retirement healthcare benefits liabilities under IAS 19, are:

	As at 31 December
	2008	2007	2006
Discount rate	6.10%	5.80%	5.10%
Expected return on plan assets	7.77%	7.40%	7.32%
Future salary increases	5.15%	5.45%	5.10%
Medical cost trend rate	7.15%	7.45%	7.10%
Future pension increases	3.15%	3.45%	3.10%

The mortality assumption has been updated to reflect experience and expected changes in future improvements in life expectancy. The average life expectancy assumptions for the Group’s pension and post-retirement healthcare benefits liabilities are as follows:

	2008	2007	2006
	Number of years
Male current age 65	86.2	85.0	85.0
Female current age 65	89.5	88.2	88.2

For 2007, mortality has been assumed to follow the standard tables PA92C2006 rated down by one year and with a 0.25% reduction to the discount rate in payment to allow for future mortality improvements (which is equivalent to a future improvement in life expectancy of approximately one year in every ten years). For 2008, mortality has been assumed to follow the standard tables PA92C2006 with the improvement allowance of 0.25% replaced with medium cohort improvements.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.	Pension arrangements and post-retirement healthcare benefits (Continued)

The assets held in respect of the defined benefit scheme and the expected rates of return were:

	As at 31 December 2008
	Long-term rate of return expected	Value	Percentage of total plan assets
	%	(US$ in millions)%
Equities	8.15	29.5	84.29
Cash	3.95	—	—
Bonds	5.40	4.2	12.00
Other	6.80	1.3	3.71

Fair value of scheme assets		35.0

	As at 31 December 2007
	Long-term rate of return expected	Value	Percentage of total plan assets
	%	(US$ in millions)%
Equities	7.75	43.5	84.30
Cash	4.35	—	—
Bonds	5.15	5.8	11.24
Other	6.45	2.3	4.46

Fair value of scheme assets		51.6

Amounts recognized in the Balance Sheet are:

	As at 31 December
	2008	2007
	(US$ in millions)
Present value of funded defined benefit obligations (pension)	(41.9)	(58.2)
Present value of unfunded defined benefit obligations (post-retirement healthcare)	(19.8)	(22.3)
Fair value of defined benefit assets	35.0	51.6

Net defined benefit liability recognized in balance sheet	(26.7)	(28.9)

Analysis of the movement in the present value of the defined benefit obligations is as follows:

	Defined benefit pension plan	Post-retirement medical benefits
	(US$ in millions)
At 1 January 2007	56.3	22.0
Current service cost	2.4	0.8
Interest cost	2.6	1.0
Actuarial gain	(5.1)	(1.9)
Foreign exchange loss	1.6	0.6
Benefits paid	(0.5)	(0.2)
Contributions by pension participants	0.9	—

At 31 December 2007	58.2	22.3

Current service cost	1.6	0.8
Interest cost	3.4	1.3
Actuarial (gain)/loss	(6.3)	2.6
Foreign exchange gain	(15.6)	(6.9)
Benefits paid	(0.5)	(0.3)
Contributions by pension participants	1.1	—

At 31 December 2008	41.9	19.8

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.	Pension arrangements and post-retirement healthcare benefits (Continued)

Analysis of the movement in the fair value of the assets of the defined benefit section of the UK Scheme is as follows:

	Year ended 31 December
	2008	2007
	(US$ in millions)
At 1 January	51.6	41.1
Expected return on plan assets	4.0	2.9
Actuarial (loss)/gain	(14.7)	0.3
Contributions by employer	5.7	5.3
Contributions by pension participants	1.1	0.9
Benefits paid	(0.5)	(0.5)
Foreign exchange (gain)/loss	(12.2)	1.6

At 31 December	35.0	51.6

Amounts recognized in the Income Statement in respect of the plans are as follows:

	Year ended 31 December
	2008		2007		2006
	Defined benefit pension plan	Post-retirement healthcare benefits	Defined benefit pension plan	Post-retirement healthcare benefits	Defined benefit pension plan	Post-retirement healthcare benefits
	(US$ in millions)
Current service cost	1.6	0.8	2.4	0.8	4.3	0.8
Interest cost	3.4	1.3	2.6	1.0	2.3	0.9
Expected return on pension assets	(4.0)	—	(2.9)	—	(2.2)	—
Foreign exchange (gain)/loss	(3.4)	(6.9)	—	0.6	2.1	2.7

	(2.4)	(4.8)	2.1	2.4	6.5	4.4

Actual return on plan assets	(9.5)	—	3.2	—	2.0	—

Current services costs for 2008 are included within employee benefit costs (note 7). The net financing costs together with foreign exchange (gains)/losses are included within interest payable (note 9).

Amounts recognized in the Statement of Recognized Income and Expense in respect of the plans are as follows:

	Year ended 31 December
	2008		2007		2006
	Defined benefit pension plan	Post-retirement healthcare benefits	Defined benefit pension plan	Post-retirement healthcare benefits	Defined benefit pension plan	Post-retirement healthcare benefits
	(US$ in millions)
Net actuarial losses/(gains)	8.4	2.6	(5.4)	(1.9)	(4.5)	(0.7)

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.	Pension arrangements and post-retirement healthcare benefits (Continued)

History of experience gains and losses:

	2008		2007		2006
	Defined benefit pension plan	Post-retirement healthcare benefits	Defined benefit pension plan	Post-retirement healthcare benefits	Defined benefit pension plan	Post-retirement healthcare benefits
Present value of defined benefit obligations (US$ in millions)	(41.9)	(19.8)	(58.2)	(22.3)	(56.3)	(22.0)
Fair value of plan assets (US$ in millions)	35.0	—	51.6	—	41.1	—

Deficit in plans (US$ in millions)	(6.9)	(19.8)	(6.6)	(22.3)	(15.2)	(22.0)

Experience (losses)/gains on plan liabilities (US$ in millions)	—	(7.1)	—	0.3	3.4	0.3
Percentage of plan liabilities	0.0%	(35.9)%	0.0%	1.3%	6.0%	1.4%
Experience losses on plan assets (US$ in millions)	(14.7)	—	(0.3)	—	(0.2)	—
Percentage of plan assets	(42.0)%	—	(0.6)%	—	(0.5)%	—

The estimated contributions expected to be paid to the defined benefit pension plan during 2009 are US$1.8m (2008: actual US$5.7m, 2007: actual US$5.3m).

The healthcare cost trend rate assumption for the Group’s post-retirement healthcare benefits has a significant effect on the amounts recognized in the Income Statement in respect of the post-retirement medical benefits. Increasing the assumed healthcare cost trend rate by one percentage point would have increased the post-retirement medical benefit obligation as of 31 December 2008 by US$5.2m (2007: US$5.1m, 2006: US$5.1m), and the aggregate of the service cost and interest cost by US$0.7m (2007: US$0.4m, 2006: US$0.4m). Decreasing the assumed healthcare cost trend rate by one percentage point would have reduced the post-retirement medical benefit obligation as of 31 December 2008 by US$3.9m (2007: US$4.0m, 2006: US$3.9m), and the aggregate of the service cost and interest cost by US$0.5m (2007: US$0.3m, 2006: US$0.3m).

27.	Operating lease commitments

The Group’s future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	As at 31 December
	2008	2007	2006
	(US$ in millions)
Within one year	16.6	31.7	20.0
Within two to five years	40.5	59.7	59.8
After five years	99.1	146.3	152.3

	156.2	237.7	232.1

Operating lease commitments principally relate to leased office space of the Group’s head office located at 99 City Road, London. The Group has various non-cancellable network service contracts and maintenance contracts, which have varying terms.

At 31 December 2008, the Group in addition to the above operating lease commitments, is contracted to pay warranty costs relating to the BGAN programme of US$nil over the next year (as at 31 December 2007: US$1.5m over the next year, as at 31 December 2006: US$3.7m over two years).

The total of future sub-lease payments expected to be received under non-cancellable sub leases at 31 December 2008 relating to the above head office lease is US$2.7m over two years (as at 31 December 2007: US$3.5m over two years, as at 31 December 2006: US$3.3m over two years).

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.	Operating lease commitments (Continued)

The Group has various agreements deriving revenue from designated leased capacity charges. These amounts are recorded as revenue on a straight-line basis over the respective lease terms.

The Group’s future aggregate minimum lease payments under non-cancellable operating leases expected to be received are as follows:

	As at 31 December
	2008	2007	2006
	(US$ in millions)
Within one year	24.0	25.9	37.5
Within two to five years	0.4	1.6	3.5
After five years	—	—	—

	24.4	27.5	41.0

28.	Financial instruments

Treasury management and strategy

The Group’s treasury activities are managed by its corporate finance department under the direction of a Treasury Review Committee whose chairman is the Chief Financial Officer, and are consistent with Board-approved treasury policies and guidelines. The overriding objective of treasury activities is to manage financial risk.

Key features of treasury management include:

•	ensuring that the Group is in a position to fund its obligations in appropriate currencies as they fall due;

•	maintaining adequate undrawn borrowing facilities;

•	economically hedging both contracted and anticipated foreign currency cash flows on a minimum twelve-month rolling basis with the option of covering exposures up to a maximum of three years forward;

•	interest rate hedging; and

•	maximizing return on short-term investments.

Treasury activities are only transacted with counter-parties who are approved relationship banks.

Treasury foreign exchange policy is implemented primarily through the use of forward purchases of foreign currencies. The treasury department is, however, authorized to use purchased options, futures and other derivative instruments, but only to the extent that such instruments form part of the hedging policy so as to establish a known rate of exchange.

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

Capital risk management

The Group’s objective when managing its capital is to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Group continually evaluates sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities. Additionally the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 19, cash and cash equivalents (note 15) and equity attributable to equity holders of the parent (notes 23 and 25), comprising ordinary share capital, share premium, other reserves and retained earnings.

The Group’s overall strategy remains unchanged from 2007.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.	Financial instruments (Continued)

Financial Instrument by category

The following table sets out the categorization of financial assets and liabilities in terms of IAS 39:

	As at 31 December 2008			As at 31 December 2007
	Loans and receivables	Derivatives used for hedging	Total	Loans and receivables	Derivatives used for hedging	Total
	(US$ in millions)
Assets as per balance sheet
Trade and other receivables	215.5	—	215.5	175.5	—	175.5
Cash and cash equivalents	51.2	—	51.2	31.3	—	31.3
Derivative financial instrument	—	9.7	9.7	—	0.5	0.5

	266.7	9.7	276.4	206.8	0.5	207.3

	As at 31 December 2008			As at 31 December 2007
	Derivatives used for hedging	Other financial liabilities	Total	Derivatives used for hedging	Other financial liabilities	Total
	(US$ in millions)
Liabilities as per balance sheet
Borrowings	—	1,368.0	1,368.0	—	1,312.9	1,312.9
Trade and other payables(a)	—	70.3	70.3	—	63.5	63.5
Derivative financial instrument	69.2	—	69.2	11.2	—	11.2

	69.2	1,438.3	1,507.5	11.2	1,376.4	1,387.6

(a)	Consists of trade payables, ACeS deferred consideration and other payables per note 18.

The table below analyses the Group’s financial liabilities and net-settled derivative financial instruments into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying values as the impact of discounting is not significant.

	At 31 December 2008
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
	(US$ in millions)
Borrowings(a)	205.9	207.5	953.4	7.3	1,374.1
Trade and other payables	56.0	2.3	0.4	11.6	70.3
Derivative financial instruments	31.7	2.0	35.5	—	69.2

	293.6	211.8	989.3	18.9	1,513.6

(a)	Excludes forecast interest obligation on Senior Notes and Senior Credit Facility of US$33.1m due less than one year, US$27.6m due 1-2 years and U$35.5m due 2-5 years, assuming the Revolving Credit Facility is held to maturity in May 2010 (see note 19).

	At 31 December 2007
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
	(US$ in millions)
Borrowings(a)	82.2	10.8	487.7	740.5	1,321.2
Trade and other payables	58.7	2.3	2.5	—	63.5
Derivative financial instruments	3.5	—	1.6	6.1	11.2

	144.4	13.1	491.8	746.6	1,395.9

(a)	Excludes forecast interest obligation on Senior Notes and Senior Credit Facility of US$36.2m due less than one year, US$36.2m due 1-2 years and US$64.3m due 2-5 years.

Net fair values of derivative financial instruments

The Group’s derivative financial instruments as at 31 December 2008 consist of forward foreign currency contracts and interest rate swaps. The interest rate swaps and approximately 90% of forward foreign currency contracts (2007–80%) are designated cash flow hedges.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.	Financial instruments (Continued)

The net fair values at the Balance Sheet date were:

	As at 31 December 2008	As at 31 December 2007
	(US$ in millions)
Contracts with positive fair values:
Forward foreign currency contracts—designated cash flow hedges	9.6	0.5
Forward foreign currency contracts—undesignated	—	—
Contracts with negative fair values:
Forward foreign currency contracts—designated cash flow hedges	(30.8)	(2.0)
Forward foreign currency contracts—undesignated	(2.8)	(0.4)

Total forward exchange currency contracts	(24.0)	(1.9)
Interest rate swap—designated cash flow hedge	(35.5)	(8.8)

	(59.5)	(10.7)

Less non-current portion
Forward foreign currency contracts—designated cash flow hedges	6.6	—
Forward foreign currency contracts—undesignated	—	—
Interest rate swap—designated cash flow hedge	(35.5)	(7.7)

Current portion	(30.6)	(3.0)

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability if the maturity of the hedged item is less than 12 months. The fair value of foreign exchange contracts are based upon the difference between the contract amount at the current forward rate at each period end and the contract amount at the contract rate, discounted at a variable risk free rate at the period end.

The fair value of the interest rate swaps performed by management were based upon a valuation provided by the counterparty. Interest rate swaps are measured at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates.

Forward foreign exchange

The following table sets out the face value and fair value of forward exchange contracts outstanding for the Group as at 31 December 2008 and 2007:

	As at 31 December 2008
Outstanding forward foreign exchange contracts	Face value	Maturing within 1 year	Maturing between 1 and 2 years	Maturing between 2 and 5 years	Fair value (US$)
	(In millions)
GBP contracts	£94.6	£67.6	£27.0	—	(32.3)
Euro contracts	€135.1	€19.2	€26.8	€89.1	8.7
Canadian dollar contracts	$2.0	$2.0	—	—	(0.4)

					(24.0)

	As at 31 December 2007
Outstanding forward foreign exchange contracts	Face value	Maturing within 1 year	Maturing between 1 and 2 years	Maturing between 2 and 5 years	Fair value (US$)
	(In millions)
GBP contracts	£65.0	£65.0	—	—	(1.9)
Euro contracts	€8.9	€8.9	—	—	—

					(1.9)

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.	Financial instruments (Continued)

Interest rate swap

The following table details the notional principal amounts and remaining terms of interest rate swap contracts outstanding as at 31 December 2008:

Outstanding floating for fixed contracts	Average contracted fixed interest rate		Notional principal amount		Fair value
	2008	2007	2008	2007	2008	2007
	%	%	(US$ in millions)
Less than 1 year	—	4.86%	—	150.0	—	(1.1)
1 to 2 years	—	—	—	—	—	—
2 to 5 years	4.79%	4.50%	300.0	100.0	(35.5)	(1.6)
5 years +	—	4.94%	—	200.0	—	(6.1)

			300.0	450.0	(35.5)	(8.8)

Under the interest rate swaps the Group received quarterly floating interest (three month USD LIBOR) to offset floating interest payable. Gains or losses will reverse in the Income Statement when the swaps expire. In 2008, the Group recognised US$1.4m (2007: US$nil, 2006: US$nil) directly in the Income Statement as a result of ineffectiveness arising on designated interest rate swaps.

Non derivative financial assets and financial liabilities

Non derivative financial assets consist of cash at bank, short-term and long-term investments, trade debtors and other debtors.

Non derivative financial liabilities consist of bank overdrafts, deferred satellite payments, Senior Credit Facility, Senior Notes, subordinated parent company loan, accrued and accreted interest on borrowings, trade creditors and other creditors.

Fair value of non derivative financial assets and financial liabilities

With the exception of Senior Notes, the fair values of all non derivative financial instruments approximate to the carrying value in the Balance Sheet.

The following methods and assumptions have been used to determine fair values:

•	The fair values of cash at bank, overdrafts and short-term deposits approximate their carrying values because of the short maturity of these instruments (note 15).

•	The fair value of trade and other receivables and payables approximate their carrying values (note 16 and 18 respectively).

•

The carrying amount of deferred satellite payments represents the present value of future payments discounted at a variable risk-free rate at the period end. This carrying amount approximately equals fair value (note 19).

•

Senior Credit Facility are reflected in the Balance Sheet as at 31 December 2008 net of unamortized arrangement costs of US$0.6m (2007: US$1.1m). The fair value approximates the carrying value (note 19).

•	The fair value of the Subordinated Parent Company Loan is based on the book value at year end, as this is the best approximation to fair value given that this loan is not traded.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.	Financial instruments (Continued)

•

Senior Notes are reflected in the Balance Sheet as at 31 December 2008 net of unamortized arrangement costs of US$5.5m (2007: US$7.2m) (note 19). The fair value of the Senior Notes is based on the market price of the bonds as at 31 December 2008 and is reflected in the table below.

	As at 31 December
	2008		2007
	Carrying amount	Fair value amount	Carrying amount	Fair value amount
	(US$ in millions)
Senior Notes(a)	(310.4)	(270.8)	(310.4)	(319.7)

(a)	Including US$146.7m of the aggregate principal amount outstanding at 31 December 2008 which was owned by the Group (2007: US$91.6m) (note 19).

29.	Capital commitments

The Group had authorized and contracted but not provided for capital commitments as at 31 December 2008 of US$366.9m (2007: US$482.2 m). These amounts primarily represent commitments in respect of the Alphasat project, the launch of the Inmarsat-4 F3 satellite, Hawaii SAS site, our SPS handset development and BGAN services.

30.	Contingent Liability

During 2007, an assessment was made against us for VAT payable in relation to the sale of our head office which took place in 2004. The total amount of the assessment, including penalties is estimated to be approximately £10.0m–£12.0m (US$14.4m–US$17.3m, based on the 31 December 2008 exchange rate between the US dollar and Pounds Sterling). We have sought external advice and are appealing the assessment as well as considering other strategies to mitigate the position. We do not believe that a material loss is probable, and therefore no provision has been made in these financial statements. We cannot currently estimate the amount of time that will be required to settle this matter.

31.	Related party transactions

Following the transaction between Inmarsat plc and Communications Investment Partners Limited (“CIP Limited”) on 11 December 2007, the Directors consider that from this date, CIP UK Holdings Limited (“CIP UK”) and its subsidiaries (together “CIP”) were related parties of the Group by virtue of the common control provisions of IAS 24, ‘Related party disclosures’. Although Inmarsat plc does not hold an equity interest in, nor have any control over the financial and operating policies or any entitlement to receive dividends from CIP UK, under IFRS (more specifically Standing Interpretations Committee (“SIC”) 12, ‘Consolidation—Special Purpose Entities’ (“SPE”)) the Inmarsat plc group is required to consolidate the financial results of CIP UK, as it meets the IAS 27/SIC12 definition of a SPE given that the Inmarsat plc group is deemed to bear the risks and economic benefits of CIP UK. Revenue earned by the Group from CIP for the year ended 31 December 2008 was US$256.4m (for the period 11 December to 31 December 2007: US$12.1m). Other trading between the Group and CIP was not material to either party for the year ended 31 December 2008 and the period 11 December to 31 December 2007. The amount held in accounts receivable owing from CIP at 31 December 2008 was US$78.7m (2007: US$69.4m).

Remuneration paid to key management personnel, being the Executive and Non-Executive Directors of Inmarsat plc, during the year is disclosed in note 8. The amount owing to the Directors as at 31 December 2008 was US$1.7m (2007: US$1.6m, 2006: US$1.3m).

Management believe that all related party transactions were made on an arm’s length basis.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.	Principal subsidiary undertakings

The following subsidiaries are included in the consolidated financial information:

	Principal activity	Country of registration and operation	Interest in issued ordinary share capital at 31 December
			2008	2007
Inmarsat Finance plc	Finance company	England and Wales	99.9%	99.9%
Inmarsat Investments Limited	Holding company	England and Wales	100%	100%
Inmarsat Ventures Limited	Holding company	England and Wales	100%	100%
Inmarsat Global Limited	Satellite telecommunications	England and Wales	100%	100%
Inmarsat Employment Company Limited	Employment company	Jersey	100%	100%
Inmarsat Inc	Service provider	USA	100%	100%
Inmarsat Employee Share Plan Trustees Limited	Corporate trustee	England and Wales	100%	100%
Inmarsat Trustee Company Limited	Corporate trustee	England and Wales	100%	100%
Inmarsat Brasil Limitada	Legal representative of Inmarsat	Brazil	99.9%	99.9%
Inmarsat Leasing Limited	Satellite leasing	England and Wales	100%	100%
Inmarsat (IP) Company Limited	Intellectual property holding company	England and Wales	100%	100%
Inmarsat Leasing (Two) Limited	Satellite leasing	England and Wales	100%	100%
Inmarsat Services Limited	Employment company	England and Wales	100%	100%
Inmarsat Launch Company Limited	Satellite launch company	Isle of Man	100%	100%
EuropaSat Limited	Operating company	England and Wales	100%	100%
Inmarsat Navigation Ventures Limited	Operating company	England and Wales	100%	100%
Inmarsat B.V.	Service provider	The Netherlands	100%	100%
PT ISAT	Management and business consulting services	Indonesia	100%	100%
Inmarsat US Holdings Inc.	Holding company	USA	100%	100%
Inmarsat Government Services Inc.	Service provider	USA	100%	—
Inmarsat Hawaii Inc.	Service provider	USA	100%	100%
Inmarsat Canada Holdings Inc.	Holding Company	Canada	100%	—

Galileo Ventures Limited changed its name to EuropaSat Limited on 10 July 2008.

Inmarsat Government Services Inc. was incorporated on 26 June 2008.

Inmarsat Canada Holding Inc. was incorporated on 4 December 2008.

33.	Events after the Balance Sheet date

A final dividend in respect of 2008 amounting to US$86.5m was declared by the Directors on 24 April 2009, to be paid to Inmarsat Holdings Limited. This dividend has not been recognized as a liability as at 31 December 2008.

Subsequent to 31 December 2008 other than the events discussed above there have been no other material events which would affect the information reflected in the consolidated financial statements of the Group.

INMARSAT GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the years ended 31 December 2008, 2007 and 2006

	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
	(US$ in millions)
2008
Revenue provision	(4.5)	(11.5)	9.3	(6.7)

2007
Revenue provision	(2.4)	(12.0)	9.9	(4.5)

2006
Revenue provision	(6.0)	(6.6)	10.2	(2.4)

INMARSAT INVESTMENTS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Inmarsat Investments Limited

We have audited the accompanying consolidated balance sheets of Inmarsat Investments Limited (“the Company”) and subsidiaries as at 31 December 2008 and 2007, the related consolidated profit and loss account, consolidated statement of group total recognized gains and losses, reconciliation of movements in group shareholder’s funds, consolidated statement of cash flows and the related notes for each of the years ended 31 December 2008, 2007 and 2006. Our audits also included the financial statements Schedule II. These consolidated financial statements and Schedule II are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and Schedule II based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Inmarsat Investments Limited and subsidiaries at 31 December 2008 and 2007, and the results of their operations and their cash flows for each of the years ended 31 December 2008, 2007 and 2006, in conformity with accounting principles generally accepted in the United Kingdom. Also in our opinion, Schedule II, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 32 to the consolidated financial statements.

Deloitte LLP

London, England

29 April 2009

INMARSAT INVESTMENTS LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended 31 December
	Note	2008	2007	2006
		(US$ in millions)
Revenues	2	634.7	557.2	500.1

Depreciation and amortization	3	(187.2)	(194.4)	(177.0)
Other net operating costs	3	(202.0)	(169.8)	(166.4)

Total operating costs		(389.2)	(364.2)	(343.4)

Group operating profit		245.5	193.0	156.7
Interest receivable and similar income	5	11.8	10.1	10.8
Interest payable and similar charges	5	(93.2)	(89.5)	(95.4)
Other finance income/(costs)	23	9.2	(1.2)	(5.7)

Profit on ordinary activities before taxation	4	173.3	112.4	66.4
Taxation credit/(expense)	8	160.0	(39.0)	39.7

Profit for the year		333.3	73.4	106.1

All activities relate to continuing activities.

CONSOLIDATED STATEMENT OF GROUP TOTAL RECOGNIZED GAINS AND LOSSES

		Year ended 31 December
	Note	2008	2007	2006
		(US$ in millions)
Profit for the year		333.3	73.4	106.1
Revaluation of investment property		—	—	1.8
Actuarial (losses)/gains from pension and post-retirement benefits	23	(11.1)	7.1	5.3
Movement on deferred tax relating to pension and post-retirement benefits	8	2.9	(2.1)	(1.7)

Total recognized gains for the year		325.1	78.4	111.5

Prior year adjustment				(11.9)

Total recognized gains since the last financial statements				99.6

The accompanying notes are an integral part of these financial statements.

INMARSAT INVESTMENTS LIMITED

CONSOLIDATED BALANCE SHEET

		As at 31 December
	Note	2008	2007
		(US$ in millions)
Fixed assets
Intangible assets	10	382.0	405.0
Tangible assets	11	1,340.6	1,302.6
Investments	12	148.8	93.8

Total fixed assets		1,871.4	1,801.4

Non-current assets
Debtors—amounts falling due after more than one year	14	16.3	—

Total non-current assets		16.3	—

Current assets
Stocks	13	5.0	4.9
Debtors—amounts falling due within one year	14	225.0	185.0
Short-term deposits		47.7	29.7
Cash at bank and in hand		3.5	1.6

Total current assets		281.2	221.2

Total assets		2,168.9	2,022.6

Creditors—amounts falling due within one year
Loans and other borrowings	17	(195.7)	(70.1)
Other creditors	15	(154.1)	(157.8)

Total creditors: amounts falling due within one year		(349.8)	(227.9)

Net current liabilities		(68.6)	(6.7)

Total assets less current liabilities		1,819.1	1,794.7

Creditors—amounts falling due after more than one year
Loans and other borrowings	17	(1,276.8)	(1,281.1)
Other creditors	16	(45.5)	(45.1)

Total creditors: amounts falling due after more than one year		(1,322.3)	(1,326.2)

Provisions for liabilities	18	(0.8)	(144.7)

Net assets excluding pension and post-retirement liability		496.0	323.8

Pension and post-retirement liability	23	(19.2)	(19.8)

Net assets		476.8	304.0

Capital and reserves
Called up share capital	19	0.3	0.3
Share premium account	21	34.2	34.2
Other reserves	21	337.6	330.3
Retained earnings/(accumulated losses)	21	104.7	(60.8)

Total equity shareholder’s funds		476.8	304.0

The accompanying notes are an integral part of these financial statements.

INMARSAT INVESTMENTS LIMITED

RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDER’S FUNDS

	Note	Ordinary share capital	Share premium account	Other reserves	(Accumulated losses)/ retained earnings	Total
		(US$ in millions)
Balance at 1 January 2006		0.3	34.2	319.4	(12.2)	341.7

Profit for the year		—	—	—	106.1	106.1
Dividends payable	9	—	—	—	(101.4)	(101.4)
Share option charge	20	—	—	3.0	—	3.0
Actuarial gains from pension and post-retirement benefits	23	—	—	—	5.3	5.3
Movement on deferred tax relating to pension and post-retirement benefits	8	—	—	—	(1.7)	(1.7)
Capital contribution		—	—	2.1	—	2.1
Revaluation of investment property		—	—	1.8	—	1.8

Balance at 31 December 2006		0.3	34.2	326.3	(3.9)	356.9

Profit for the year		—	—	—	73.4	73.4
Dividends payable	9	—	—	—	(135.3)	(135.3)
Share option charge	20	—	—	4.0	—	4.0
Actuarial gains from pension and post-retirement benefits	23	—	—	—	7.1	7.1
Movement on deferred tax relating to pension and post-retirement benefits	8	—	—	—	(2.1)	(2.1)

Balance at 31 December 2007		0.3	34.2	330.3	(60.8)	304.0

Profit for the year		—	—	—	333.3	333.3
Dividends payable	9	—	—	—	(159.6)	(159.6)
Share option charge	20	—	—	7.3	—	7.3
Actuarial losses from pension and post-retirement benefits	23	—	—	—	(11.1)	(11.1)
Movement on deferred tax relating to pension and post-retirement benefits	8	—	—	—	2.9	2.9

Balance at 31 December 2008		0.3	34.2	337.6	104.7	476.8

The accompanying notes are an integral part of these financial statements.

INMARSAT INVESTMENTS LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended 31 December
	Note	2008	2007	2006
		(US$ in millions)
Net cash inflow from operating activities	22	425.6	368.8	328.5

Returns on investments and servicing of finance
Interest received		10.2	10.4	4.9
Interest paid		(42.3)	(42.3)	(38.8)
Dividends paid	9	(159.6)	(135.3)	(101.4)

Net cash outflow for returns on investments and servicing of finance		(191.7)	(167.2)	(135.3)

Taxation (paid)/received		(1.3)	0.2	(0.5)

Net cash (outflow)/inflow from taxation		(1.3)	0.2	(0.5)

Capital expenditure and financial investment
Purchase of tangible and intangible assets		(187.7)	(209.9)	(114.4)
Work performed by the Group and capitalized		(23.4)	(17.5)	(14.0)
Movement in loan to Group undertakings		—	(10.1)	—
Investment in Senior Notes	12	(55.1)	(38.0)	(43.6)

Net cash outflow for capital expenditure and financial investment		(266.2)	(275.5)	(172.0)

Acquisitions and disposals
Consideration under ACeS collaboration arrangement		(2.5)	(3.0)	(4.0)

Net cash outflow for acquisitions and disposals		(2.5)	(3.0)	(4.0)

Net cash (outflow)/inflow before management of liquid resources and financing		(36.1)	(76.7)	16.7

Management of liquid resources
(Increase)/decrease in short-term deposits	22	(18.0)	8.3	(4.3)

Net cash (outflow)/inflow after management of liquid resources		(54.1)	(68.4)	12.4

Financing
Net settlement of finance lease		(19.6)	(1.4)	(11.6)
Drawdown of Senior Credit Facility		70.0	70.0	—

Net cash inflow/(outflow) from financing		50.4	68.6	(11.6)

(Decrease)/increase in cash in the year	22	(3.7)	0.2	0.8

The accompanying notes are an integral part of these financial statements.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Background, basis of accounting and principal accounting policies

Background

The principal activity of the Company and its subsidiaries together (the “Group”) is the provision of mobile satellite communication services.

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

The Directors acknowledge the latest guidance on going concern. Despite the current volatility in financial markets and uncertain economic outlook, the Directors believe that the Group has a robust and resilient business model, strong free cash flow generation and is compliant with all covenants. In making their assessment of going concern, the Directors considered recent budgets, the fifteen month rolling forecast, the cash flow forecast and the most recent Long Range Financial Plan. In addition, the Directors considered the maturity profile of existing debt facilities, other liabilities as well as actual and forecast covenant calculations. Furthermore, the forecasts and covenant calculations were stress tested by applying a set of downside scenarios. After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Group continues to adopt the going concern basis in preparing the consolidated financial statements.

There have been no new standards under UK GAAP issued or effective in the year which would materially impact the financial statements.

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

Foreign currency translation

The reporting currency of the Group and the functional currency of all the subsidiaries is the US dollar as the majority of operational transactions are denominated in US dollars. Transactions not denominated in US dollars during the year have been translated into US dollars at an average hedged rate of exchange. Fixed assets denominated in currencies other than the US dollar have been translated at the spot rates of exchange ruling at the dates of acquisition. Monetary assets and liabilities denominated in currencies other than the US dollar for which the Group has purchased forward exchange contracts have been translated at the average hedged rates of exchange contained in those contracts. Differences on exchange are dealt with in the Profit and Loss Account.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Background, basis of accounting and principal accounting policies (Continued)

The exchange rate between US dollars and Pounds Sterling as at 31 December 2008 was US$1.44/£1.00 (2007: US$1.99/£1.00). The average rate and hedged rate between US dollar and Pounds Sterling for 2008 was US$1.86/£1.00 (2007: US$2.00/£1.00, 2006: US$1.84/£1.00) and US$2.01/£1.00 (2007: US$1.81/£1.00, 2006: US$1.77/£1.00) respectively.

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

Financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign currency and interest rate risk. To the extent that such instruments are matched against an underlying asset or liability they are accounted for using hedge accounting and, therefore, gains and losses are deferred and only recognized upon the maturity of the contract. Where instruments are not matched against an underlying asset or liability gains or losses are recognized in the Profit and Loss Account.

Revenue recognition

Mobile satellite communications services revenue results from utilization charges that are recognized as revenue over the period in which the services are provided. Deferred income attributable to mobile satellite communications services or subscription fees represents the unearned balances remaining from amounts received from customers pursuant to prepaid contracts. Mobile satellite communication service lease revenues are recorded on a straight-line basis over the term of the contract concerned, which is typically between one and twelve months, unless another systematic basis is deemed more appropriate.

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

Stock compensation costs

The Group applies FRS 20, ‘Share Based Payment’, which requires that where shares or rights to shares are granted to third parties, including employees, a charge is recognized in the Profit and Loss Account based on the

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Background, basis of accounting and principal accounting policies (Continued)

fair value of the right to acquire at the date of the grant of the right. The Group recognizes charges relating to share options granted to employees provided the grant is not contingent on a future event. Where the grant is contingent, a charge is recognized when the contingency is realized. Share option costs represent the difference between the exercise price of these share options and the fair value of the underlying ordinary shares on the date of grant. The difference is amortized over the performance period or the vesting period where there is no performance criteria of the applicable options. See note 20.

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

Current Taxation

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the profit and loss account because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

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

Assets in course of construction

Assets in course of construction relate to the Inmarsat-4 F3 satellite, and BGAN and other services. These assets will be transferred to space segment assets and services equipment, fixtures and fittings respectively and depreciated over the life of the satellites or service once they become operational and placed into service. No depreciation has been charged on these assets.

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

Space segment	5-15 years
Fixtures and fittings, and other building-related equipment	10 years
Buildings	50 years
Other fixed assets	3-5 years

Asset impairment

Tangible fixed assets, intangible fixed assets and goodwill are subject to impairment review in accordance with FRS 11, ‘Impairment of Fixed Assets and Goodwill’, if there are events or changes in circumstances that indicate that the carrying amount of the fixed asset or goodwill may not be fully recoverable. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realizable value and value in use. Net realizable value is calculated by reference to the amount for which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognized in the Profit and Loss Account in the period in which it occurs. If an external event gives rise to a reversal of an impairment loss, the reversal is recognized in the Profit and Loss Account and by increasing the carrying amount of the fixed asset or goodwill in the period in which it occurs. The carrying amount of the fixed asset or goodwill will only be

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

Goodwill was tested for impairment on 31 December 2008, 2007 and 2006; no evidence of impairment was identified.

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

Provisions

Provisions, other than in respect of pension and post-retirement healthcare benefits, for which accounting policies are described above, are recognized when the Group has a legal or constructive obligation to transfer economic benefits arising from past events and the amount of that obligation can be estimated reliably. Provisions are not recognized unless the transfer of economic benefits is probable.

Loans and other borrowings

Loans and other borrowings are initially recognized as proceeds received, net of transaction and arrangement costs incurred. Transaction and arrangement costs of borrowings and the difference between the proceeds and the redemption value are recognized in the Profit and Loss Account over the life of the borrowings using the effective interest method.

Loans and other borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the Balance Sheet date.

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

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Segmental information (Continued)

An analysis of revenues is set out below, including revenues by business sector.

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Maritime	332.5	310.3	284.7
Land	141.8	125.8	116.1
Leasing	79.7	66.2	60.3
Aeronautical	64.4	44.3	30.7

Total mobile satellite communications services	618.4	546.6	491.8
Other income	16.3	10.6	8.3

Total revenues	634.7	557.2	500.1

For the periods presented below, the following customers (distribution partners), contributed more than 10% of consolidated revenues.

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Customer A	269.6	239.0	220.6
Customer B(a)	229.9	209.7	121.2
Customer C(a)	—	—	75.4

(a)	Due to the consolidation of distribution partners during 2007 Customer C is now combined with Customer B.

The Group mainly operates in the geographic areas as included in the table below. The home country of the Group is the United Kingdom with its head office and central operations located in London.

Revenues are allocated to countries based on the location of the distribution partner who receives the invoice for the services.

Assets and capital expenditure are allocated based on the physical location of the assets.

	2008			2007			2006
	Revenue	Segment assets	Capital expenditure(c)	Revenue	Segment assets	Capital expenditure(c)	Revenue
	(US$ in millions)
Europe(a)	224.5	1,242.6	202.2	196.8	1,321.0	190.5	251.0
North America	323.1	—	—	289.3	—	—	155.5
Asia Pacific	76.5	—	—	63.7	—	—	86.2
Rest of the world	10.6	—	—	7.4	—	—	7.4
Unallocated(b)	—	926.3	—	—	701.6	—	—

	634.7	2,168.9	202.2	557.2	2,022.6	190.5	500.1

(a)	Segment assets in 2007 include the Inmarsat-4 F3 satellite, which was held in storage.
(b)	Unallocated items relate to satellites which are in orbit, which at 31 December 2008 includes the Inmarsat-4 F3 satellite.
(c)	Capital expenditure stated using accruals basis. Capital expenditure in 2006 was US$81.8m.

Because of the integrated nature of the satellite infrastructure, it is not feasible to show profit for the years by geographic location.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Net operating costs

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Own work capitalized	24.0	18.5	12.0
Network and satellite operations	(39.7)	(33.8)	(31.1)
Other external charges	(82.1)	(60.8)	(55.1)

Total external charges	(121.8)	(94.6)	(86.2)
Staff costs (see below)	(104.2)	(93.7)	(92.2)

Total other net operating costs	(202.0)	(169.8)	(166.4)
Depreciation and amortization	(187.2)	(194.4)	(177.0)

Total operating costs	(389.2)	(364.2)	(343.4)

Wages and salaries	(81.4)	(74.4)	(71.0)
Social security costs	(9.1)	(8.7)	(6.8)
Pension costs (note 23)	(5.2)	(5.4)	(7.2)
Share options charge (including employers national insurance contribution) (note 20)	(8.5)	(5.2)	(5.2)
Equity-settled share-based payments—Share Incentive Plan	—	—	(2.0)

Total staff costs	(104.2)	(93.7)	(92.2)

Own work capitalized comprising primarily of staff costs, are only capitalized when they are directly attributable to the construction of an asset.

Wages and salaries for the year ended 31 December 2008 include post-retirement healthcare costs of US$0.8m (2007: US$0.8m, 2006: US$0.8m). See note 23.

4.	Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging:

		Year ended 31 December
	Note	2008	2007	2006
		(US$ in millions)
Depreciation of tangible assets:
— Owned(a)	11	156.5	163.6	146.8
Amortization of intangible assets	10	10.5	10.6	10.0
Amortization of goodwill on subsidiaries and acquisitions	10	20.2	20.2	20.2
Operating lease rentals
— Land and buildings		10.4	9.1	8.7
— Space segment		18.6	15.4	16.3
Auditors’ remuneration and expenses—audit services(b)		0.5	0.4	0.5
Auditors’ remuneration and expenses—non-audit services		0.1	0.4	0.3
Staff costs	3	104.2	93.7	92.2
Advertising costs		6.8	6.4	7.5
Research and development costs		0.2	0.2	0.2

(a)	Included within depreciation on owned assets for 2007 is a non-recurring charge of US$9.4m relating to accelerated depreciation of an amount that was previously capitalized as part of the launch of the third Inmarsat-4 satellite.
(b)	In addition to the audit fees disclosed above, the Group’s Pension Plan incurred audit fees from the Group’s auditors of US$27,140 for the 2008 financial year. Fees incurred, in respect of the Group’s pension plan, from other auditors were US$25,454 and: US$21,656 for the financial years 2007 and 2006 respectively.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Interest

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Interest on subordinated parent company loan and subordinated Senior Notes proceeds loan	(67.6)	(63.2)	(59.5)
Interest on Senior Credit Facility	(15.0)	(19.0)	(15.9)
Net premium on early settlement of Burses Ltd finance lease	—	—	(12.8)
Interest rate swap	(3.4)	—	—
Unwinding of discount on deferred satellite liabilities	(2.8)	(3.4)	(3.7)
Amortization of debt issue costs	(2.8)	(2.8)	(2.7)
Interest and facility fees payable on bank loans, overdrafts and other	(0.2)	—	(0.4)
Other interest payable	(1.4)	(1.1)	(0.4)

Total interest payable and similar charges	(93.2)	(89.5)	(95.4)

Bank interest receivable and other interest	1.4	4.7	5.2
Interest on investment in Senior Notes	10.4	5.1	2.8
Interest rate swap	—	0.3	2.8

Total interest receivable and similar income	11.8	10.1	10.8

Net interest payable	(81.4)	(79.4)	(84.6)

6.	Employee numbers

The average number of people (including the Executive Directors) employed during the period by category of employment:

	Year ended 31 December
	2008	2007	2006
Operations	175	164	124
Sales and marketing	79	78	81
Development and engineering	87	86	79
Administration	125	123	123

	466	451	407

7.	Directors’ remuneration

All the Directors of the Company are Directors of Inmarsat plc, the ultimate parent undertaking, and disclosure of Directors’ emoluments are included in the financial statements of Inmarsat Group Limited. No Directors of Inmarsat Investments Limited received remuneration for their qualifying services to the Company.

8.	Taxation

The tax credit/(charge) is based on the taxable profits for the year and comprises:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Corporation tax at 28.5% (2007 and 2006: 30%)—current year	(1.1)	(13.2)	(0.2)
Deferred tax—current year	157.0	(33.3)	(28.8)
Deferred tax—disposal of lease receivable(a)	—	—	58.1
Adjustment to the opening deferred tax position in respect of the future reduction in the Corporation Tax rate from 30% to 28%	—	7.5	—

	155.9	(39.0)	29.1
Adjustments in respect of previous periods
Current Corporation tax	4.9	—	4.9
Deferred tax	(0.8)	—	5.7

	160.0	(39.0)	39.7

(a)	Stated net of the US$2.5m reversal of a deferred tax asset previously arising on the elimination of intercompany lease payables and receivables.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Taxation (Continued)

During 2006, the Group reached agreement with HM Revenue & Customs in relation to the market value of certain assets transferred in 1999 giving rise to tax credits for the current year and prior years.

During 2008, the Group recorded the tax benefit related to the finance and operating leaseback transaction entered into in 2007, as we now consider it likely that we will receive the benefit.

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
UK statutory tax rate	28.5%	30%	30%
Profit on ordinary activities before taxation	173.3	112.4	66.4

Corporation tax provision at UK statutory rate	(49.4)	(33.7)	(20.0)
Capital allowances in excess of depreciation	44.9	36.0	33.1
Effect of overseas tax rates	1.0	0.5	0.2
Other timing differences	0.4	(1.1)	(4.2)
Other non-deductible expenses	(1.6)	(15.3)	(7.8)
Pension contribution relief in excess of pension cost charge/(pension cost charge in excess of pension contribution relief)	3.6	0.3	(1.5)

Current tax (charge)/credit for the year	(1.1)	(13.2)	(0.2)

Deferred taxation

The (asset)/provision for deferred tax comprises:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Accelerated capital allowances(a)	(15.7)	145.6	119.9
Deferred tax on share options	(1.6)	(2.0)	(1.0)
Other short-term timing differences	1.0	0.3	—

(Asset)/liability recognized excluding that relating to pension and post-retirement liability (note 14 and 18)	(16.3)	143.9	118.9

Pension and post-retirement liability (note 23)	(6.5)	(7.6)	(10.5)

Total (asset)/provision for deferred tax	(22.8)	136.3	108.4

As at 1 January	136.3	108.4	145.8
Deferred tax (credited)/charged in the Profit and Loss Account(a)	(156.2)	25.8	(35.0)
Deferred tax (credited)/charged in the Statement of Total Recognized Gains and Losses	(2.9)	2.1	1.7
Fair value asset arising on ACeS collaboration	—	—	(4.1)

As at 31 December	(22.8)	136.3	108.4

(a)	During 2008, the Group recorded the tax benefit related to the finance and operating leaseback transaction.

Of the total deferred tax asset of US$22.8m (2007: provision of US$136.3m), a deferred tax asset of US$6.5m (2007: US$7.6m) has been deducted in arriving at the net pension deficit on the Balance Sheet.

9.	Dividends

The dividends paid to Inmarsat Group Limited (parent company) in 2008 were US$55.5m and US$104.1m for the 2008 interim and 2007 final dividend respectively

A final dividend in respect of 2008 amounting to US$86.5m was declared on 24 April 2009 by the Directors to be paid to Inmarsat Group Limited. In accordance with FRS 21, ‘Events after the balance sheet date’, these financial statements do not reflect this final dividend payable.

The dividends paid in 2007 and 2006 were US$135.3m and US$101.4m respectively.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Intangible fixed assets

	Trademarks	Patents	Goodwill	Terminal development	Spectrum rights	Intellectual property	Total
	(US$ in millions)
Cost at 1 January 2007	19.0	14.0	404.0	75.1	2.7	0.7	515.5
Additions	—	—	—	8.3	—	—	8.3

Cost at 31 December 2007	19.0	14.0	404.0	83.4	2.7	0.7	523.8

Additions	—	—	—	7.7	—	—	7.7

Cost at 31 December 2008	19.0	14.0	404.0	91.1	2.7	0.7	531.5

Accumulated amortization at 1 January 2007	(2.9)	(6.1)	(61.3)	(17.5)	(0.1)	(0.1)	(88.0)
Charge for the year	(1.0)	(2.0)	(20.2)	(6.9)	(0.4)	(0.3)	(30.8)

Accumulated amortization at 31 December 2007	(3.9)	(8.1)	(81.5)	(24.4)	(0.5)	(0.4)	(118.8)

Charge for the year	(1.0)	(2.0)	(20.2)	(6.9)	(0.3)	(0.3)	(30.7)

Accumulated amortization at 31 December 2008	(4.9)	(10.1)	(101.7)	(31.3)	(0.8)	(0.7)	(149.5)

Net book amount at 31 December 2007	15.1	5.9	322.5	59.0	2.2	0.3	405.0

Net book amount at 31 December 2008	14.1	3.9	302.3	59.8	1.9	—	382.0

Trademarks and patents are being amortized on a straight-line basis over their estimated useful lives which are 20 and seven years respectively.

User terminal development costs directly relating to the development of the user terminals for the BGAN services are capitalized as intangible fixed assets. BGAN costs are being amortized, from 2005, over the estimated sales life of the services, which is ten years. R-BGAN user terminal costs capitalized were being amortized over the estimated sales life of the services which was five years. The R-BGAN service was terminated on 31 December 2008, therefore all R-BGAN user terminal costs had been fully depreciated by 31 December 2008.

Spectrum rights and intellectual property relate to the acquisition of ACeS are being amortized on a straight-line basis over the remaining useful lives of 6.3 years and 0.3 years respectively.

The amortization charge for 2006 in respect of trademarks, patents, goodwill, terminal development, spectrum rights and intellectual property assets was US$1.0m, US$2.0m, US$20.2m, US$6.8m US$0.1m and US$0.1m respectively.

11.	Tangible fixed assets

	Freehold land and buildings	Services equipment, fixtures and fittings	Space segment	Assets in course of construction	Total
	(US$ in millions)
Cost at 1 January 2007	5.5	271.1	2,412.5	181.1	2,870.2
Additions	—	12.6	106.6	63.0	182.2
Transfers	—	3.1	10.8	(13.9)	—

Cost at 31 December 2007	5.5	286.8	2,529.9	230.2	3,052.4

Additions	—	16.7	15.1	162.7	194.5
Transfers	—	0.4	0.2	(0.6)	—

Cost at 31 December 2008	5.5	303.9	2,545.2	392.3	3,246.9

Accumulated depreciation at 1 January 2007	—	(212.4)	(1,373.8)	—	(1,586.2)
Charge for the year	—	(27.5)	(136.1)	—	(163.6)

Accumulated depreciation at 31 December 2007	—	(239.9)	(1,509.9)	—	(1,749.8)

Charge for the year	—	(27.0)	(129.5)	—	(156.5)

Accumulated depreciation at 31 December 2008	—	(266.9)	(1,639.4)	—	(1,906.3)

Net book amount at 31 December 2007	5.5	46.9	1,020.0	230.2	1,302.6

Net book amount at 31 December 2008	5.5	37.0	905.8	392.3	1,340.6

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.	Tangible fixed assets (Continued)

The satellite and space segment asset lives range from 10 to 15 years with the exception of R-BGAN assets which are five years. The first and second of the Inmarsat-4 satellites were placed in service during the years ended 31 December 2005 and 2006 respectively and are being depreciated over 15 years. The third Inmarsat-4 satellite was successfully launched in August 2008 and will enter commercial service in 2009. Consequently, as at 31 December 2008 the costs associated with the Inmarsat-4 F3 satellite remain in assets under construction. No depreciation has been recognized in 2008 in respect of the Inmarsat-4 F3 satellite. The R-BGAN service was terminated on 31 December 2008, therefore all associated assets had been fully depreciated by the end of 2008.

The freehold land and buildings has been revalued on a market basis to US$5.5m as at 31 December 2008 (2007: US$5.5m). The market valuation was determined by the Directors.

The net book amount of software development costs included within services equipment, fixtures and fittings was US$15.7m as at 31 December 2008 (2007: US$14.1m) net of accumulated depreciation of US$25.7m (2007: US$18.4m). Depreciation charges were US$7.3m in the year ended 31 December 2008 (2007: US$5.3m, 2006: US$3.9m).

The depreciation charge for 2006 in respect of freehold land and buildings, services equipment, fixtures and fittings and space segment assets was US$nil, US$19.2m and US$127.6m respectively.

There were no asset retirement obligations for the years ended 31 December 2008 and 2007.

12.	Investments

At 31 December 2008, the Group held US$148.8m (including premium of US$2.1m) (2007: US$93.8m (including premium of US$2.2m)) of the Senior Notes due 2012. In the year ended 31 December 2008 the Group purchased US$55.1m of the Senior Notes due 2012 for US$55.8m (2007: US$38.0m for US$40.7m, 2006: US$43.6m for US$45.6m). The Senior Notes were issued by Inmarsat Finance plc. The Group paid a premium of US$0.6m and prepaid interest of US$0.1m which was later received back (2007: premium US$1.3m, interest US$1.4m, 2006: premium US$1.2m, interest US$0.8m). Taking into account the Group’s short term cash surplus, the total payment of US$55.8m (2007: US$40.7m, 2006: US$45.6m) results in an overall economic benefit to the Group when the premium paid is compared to future net interest charges discounted back to values at that date.

13.	Stock

	As at 31 December
	2008	2007
	(US$ in millions)
Finished goods	5.0	4.9

The carrying value of stock is not materially different from replacement cost.

14.	Debtors

	As at 31 December
	2008	2007
	(US$ in millions)
Amounts falling due within one year
Trade debtors	159.1	141.7
Other debtors	12.6	12.7
Amounts due from parent undertakings	32.6	13.3
Other prepayments and accrued income	20.7	17.3

	225.0	185.0

Amounts falling due after more than one year
Deferred tax (note 8)	16.3	—

	16.3	—

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.	Other Creditors—amounts falling due within one year

	As at 31 December
	2008	2007
	(US$ in millions)
Trade creditors	53.5	56.3
Amounts due to parent undertakings	7.2	4.1
Corporation tax	15.7	21.4
Other taxation and social security	2.3	3.9
Other creditors	1.0	1.3
ACeS deferred consideration	2.4	2.4
Deferred satellite payments	11.2	12.2
Accruals and deferred income	60.8	56.2

	154.1	157.8

Amounts due to parent undertakings are unsecured, interest free and repayable on demand.

16.	Other Creditors—amounts falling due after more than one year

	As at 31 December
	2008	2007
	(US$ in millions)
Deferred satellite payments	31.2	40.3
ACeS deferred income	2.7	4.8
Other creditors	11.6	—

	45.5	45.1

The following is a summary of deferred satellite payments due after more than one year as at 31 December 2008:

Deferred satellite Payments
(US$ in millions)
31 December 2010	7.3
31 December 2011	6.1
31 December 2012	5.4
31 December 2013	5.1
Due after five years	7.3

Total	31.2

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.	Loans and other borrowings

	“Weighted average” Interest rate		As at 31 December
			2008	2007
	%		(US$ in millions)
Amounts falling due within one year:
Bank overdrafts	2.0		5.7	0.1
Senior Credit Facility(a)	4.59	(a)	190.0	70.0

Total amounts falling due within one year			195.7	70.1
Amounts falling due after one year:
Senior Credit Facility(a)	4.59	(a)	199.4	248.9
Subordinated parent company loan(b):
— principal	5.91	(b)	766.9	723.6
— interest			5.7	5.4
Subordinated Senior Note proceeds loan(c):
— principal (net of deferred finance costs)	7.625	(c)	304.8	303.2

Total amounts falling due after more than one year			1,276.8	1,281.1

Total loans and other borrowings			1,472.5	1,351.2

(a)	US$550.0m Senior Credit Facility (also referred to as the “Senior Facility Agreement”) led by Barclays Capital, ING Bank N.V. and the Royal Bank of Scotland plc with the Company. The facility is for general corporate purposes and was arranged in connection with the IPO of Inmarsat plc in June 2005. The US$550.0m five-year Senior Credit Facility consists of a US$250.0m amortizing term loan and a US$300m revolving credit facility (also referred to as the “Revolving Committed Facility”). US$50.0m of the term loan is repayable in 2009, with the balance payable at maturity in May 2010. The revolving credit facility, whilst included in current borrowings, is repayable at the latest at maturity of Senior Credit Facility in May 2010. The term loan and drawings under the revolving credit facility were initially priced at 120 basis points above LIBOR and thereafter tied to a leverage grid.
As at 31 December 2008, US$250.0m (2007: US$250.0m) was drawn down at 3 month USD LIBOR plus a margin of 0.7% (2007: 0.7%). Drawings on the US$300.0m revolving credit facility at 31 December 2008 were US$140.0m (2007: US$70.0m).
At 31 December 2008, the Company had in place 3 interest rate swap agreements each of US$100m to exchange LIBOR floating interest rates on US$300m of its Senior Credit Facility. LIBOR floating rates of 1.96% are exchanged for fixed rates of 4.978%, 4.496% and 4.907% on notional amounts of US$100m, US$100m and US$100m, respectively (2007: LIBOR floating rates of 4.94% were exchanged for fixed rates of 4.86% on a notional amount of US$150.0m) (see note 27).
(b)	Loans represent funding advanced by the parent company in the form of a subordinated parent company loan. Inmarsat Holdings Limited issued Euro denominated Subordinated Preference Certificates with an aggregate nominal amount at the date of issue of US$27,632m (at a price of US$618.8m euro equivalent). Inmarsat Holdings Limited loaned to Inmarsat Group Limited which in turn loaned to Inmarsat Investments Limited the aggregate proceeds of the Subordinated Preference Certificates via a subordinated parent company loan. The loans have no fixed maturity and may be repaid at any time at each borrower’s option. Interest on the subordinated parent company loan accrues at a rate of 5.91% per annum in 2008 (2007: 5.85% per annum).
(c)	The 7.625% Senior Notes were issued by Inmarsat Finance plc, a 100% owned subsidiary of Inmarsat Group Limited. The Senior notes mature on 30 June 2012. Interest is payable semi-annually in February and August. The proceeds of the Senior Notes were loaned to Inmarsat Investments Limited via a subordinated Senior Notes proceeds loan (the terms of which replicate those of the Senior Notes).
During 2008 Inmarsat Investments Limited purchased US$55.1m (2007: US$38.0m) of the Senior Notes for US$55.8m (2007: US$40.7m). Inmarsat Investments Limited paid a premium of US$0.6m (2007: US$1.3m, 2006: US$1.2m) and prepaid interest of US$0.1m (2007: US$1.4m, 2006: US$0.8m) which was later received back from the trustee (Bank of New York). Taking into account the Group’s short-term cash surplus, the total payment of US55.8m (2007: US40.7m) results in an overall economic benefit to the Group when the premium paid is compared to future net interest charges discounted back to values at that date.

These balances are shown net of unamortized deferred finance costs, which have been allocated as follows:

	At 31 December 2008			At 31 December 2007
	Principal amount	Deferred finance cost	Net balance	Principal amount	Deferred finance cost	Net balance
	(US$ in millions)
New Senior Credit Facilities	390.0	(0.6)	389.4	320.0	(1.1)	318.9
Subordinated parent company loan:
— principal	766.9	—	766.9	723.6	—	723.6
— interest	5.7	—	5.7	5.4	—	5.4
Subordinated Senior Note proceeds loan
— principal	310.4	(5.6)	304.8	310.4	(7.2)	303.2
Bank overdrafts	5.7	—	5.7	0.1	—	0.1

Total loans and borrowings	1,478.7	(6.2)	1,472.5	1,359.5	(8.3)	1,351.2

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.	Loans and other borrowings (Continued)

Repayments fall due as follows:

	As at 31 December
	2008	2007
	(US$ in millions)
Within one year, or on demand	195.7	70.1
Between one and two years	197.7	47.8
Between two and three years	(1.7)	197.8
Between three and four years	1,080.8	(1.8)
Between four and five years	—	308.3
After five years	—	729.0

Total due for repayment after more than one year	1,276.8	1,281.1

Total loans and other borrowings	1,472.5	1,351.2

18.	Provisions for liabilities

	Restructuring provision	Deferred tax excluding deferred tax on pension deficit	Other	Total
	(US$ in millions)
As at 1 January 2006	0.4	156.5	0.4	157.3
Charged/(credited) in respect of current year	6.8	(27.8)	—	(21.0)
Charged in respect of prior year	—	(5.7)	—	(5.7)
Fair value asset arising from ACeS collaboration	—	(4.1)	—	(4.1)
Utilized in current year	(5.6)	—	—	(5.6)

As at 31 December 2006	1.6	118.9	0.4	120.9

Charged in respect of current year	—	25.0	0.4	25.4
Utilized in current year	(1.5)	—	(0.1)	(1.6)

As at 31 December 2007	0.1	143.9	0.7	144.7

Charged in respect of current year	—	—	0.3	0.3
Utilized in current year	(0.1)	(143.9)	(0.2)	(144.2)

As at 31 December 2008	—	—	0.8	0.8

In January 2006, the Group announced its intention to restructure the organization to reflect the fact that the Inmarsat-4 programme was nearing completion. The principal action in the restructuring plan involved a redundancy programme. The amount charged for the year ended 31 December 2008 was US$nil (2007: US$nil, 2006: US$6.8m). The redundancy provision that remains unpaid in respect of this restructuring as at 31 December 2008 is US$nil.

In 2008 the Company recognized a deferred tax credit relating to the finance lease and operating lease back transaction (refer to note 8). As a result the net deferred tax balance switched from a provision to an asset in the current year. The deferred tax asset is disclosed in note 14 as a debtor falling due after more than one year.

Other provisions in 2008 and 2007 relate to a legally required provision for eventual severance payments to employees in Italy and Dubai. In addition, in 2007 and 2006 other provisions included an onerous lease provision on premises located in Washington.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	Called up share capital

	As at 31 December
	2008	2007
	(US$ in millions)
Authorized:
630,780,000 ordinary shares of €0.0005 each	0.4	0.4

	0.4	0.4

Allotted, issued and fully paid
534,600,000 ordinary shares of €0.0005 each	0.3	0.3

	0.3	0.3

20.	Employee share options

In line with FRS 20, ‘Share-Based Payment’, the Group recognized US$8.5m, US$5.2m and US$5.2m respectively in share compensation costs across all its share plans for the 2008, 2007 and 2006 financial years. The share option programmes are operated by the Inmarsat group as a whole and not by individual company. Consequently the information on each of the programmes set out below reflects the activity for the entire Inmarsat group. Total share-based compensation costs are recognized over the vesting period of the options ranging from one to four years.

In November 2004, Inmarsat plc (the ultimate parent company) adopted the Staff Value Participation Plan (the “2004 Plan”). 219,020 A ordinary shares were granted under the 2004 Plan to eligible Directors or employees of the Group. A second grant of options over 7,140 A ordinary shares was made under the 2004 Plan to employees in January 2005. As part of the IPO, the A ordinary shares were converted following a 1 for 20 share split into ordinary shares. A third grant of options over 1,175,240 ordinary shares of €0.0005 each was approved in May 2005 under the 2004 Plan and granted to employees in June 2005. Both subsequent grants were made on equivalent terms to the initial grant in November 2004.

All options granted under the 2004 Plan and held by optionholders have now vested and are exercisable. Whenever options are exercised under the 2004 Plan, the holder must pay a de minimis charge of €1 for each tranche of options exercised. The options expire 10 years from the date of grant. Following the exercise of options granted under the 2004 Plan, shares are transferred to the optionholders from the Inmarsat Employees’ Share Ownership Plan Trust (“the Trust”) (resident in Guernsey). No new shares have been issued to satisfy the exercise of these options.

A summary of share option activity for the 2004 plan as at 31 December 2008 is as follows:

	Shares available for grant	Options outstanding	Weighted average exercise price per Option
Balance at 1 January 2007	58,367	748,295	£3.60
Granted re Share Incentive Plan (10 April 2007)	(15,926)	—
Forfeited	930	(930)
Exercised	—	(435,673)	£4.10
Exercised re International Sharesave Scheme	(2,467)	—
Market purchase of shares (26 November 2007)	1,000,000	—

Balance at 31 December 2007	1,040,904	311,692	£3.64

Forfeited	180	(180)
Exercised	—	(122,551)	£4.74
Exercised re International Sharesave Scheme	(28,926)	—
Market purchase of shares (30 October 2008)	10,000	—

Balance at 31 December 2008	1,022,158	188,961	£3.75

Exercisable at 31 December 2008	—	188,961

Exercise Price per tranche	—	€1.00

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.	Employee share options (Continued)

The weighted average of the remaining contractual life for the 2004 plan as at 31 December 2008 is 6.0 years.

Prior to Inmarsat plc (the ultimate parent company) being publicly quoted, the exercise price of the options under the A ordinary shares issued in the 2004 Plan of Inmarsat plc was de minimis in nature, accordingly the fair value of each option is equivalent to the fair value of the underlying share at the date of the grant. This fair value of US$12.50 per share (before any adjustment for the share split in June 2005) was estimated by calculating a range of potential values using analysis of comparable quoted shares, discounted cash flows and comparable transactions. The fair value within this range was then selected by the Directors using the analysis which had been prepared.

For the options granted under the 2004 Plan in June 2005 (before share split), the fair value was estimated by the Directors to be US$30.00 per share. The US$30.00 was calculated using a similar methodology as the Directors of Inmarsat plc continued to believe that the ‘discounted trading multiple’ approach was the most appropriate.

Inmarsat plc also operates a Bonus Share Plan (“BSP”). The following awards under the BSP have been made to the Executive Directors and certain members of senior management:

•

during 2006, awards of shares were made relating to a monetary award determined in May 2005 and September 2005. These awards vested in three equal tranches following the announcement of the Preliminary Results for each of the financial years 2006, 2007 and 2008;

•

during 2008, awards of shares were made relating to a monetary award determined in March, May and September 2007. These awards vested and will vest (subject to continued employment) in three equal tranches following the announcement of the Preliminary Results for each of the financial years 2008, 2009 and 2010; and

•

during 2009, awards of shares were made relating to a monetary award determined in March 2008. These awards will vest in three equal tranches following the announcement of the Preliminary Results for each of the financial years 2010, 2011 and 2012.

•

during 2009, a monetary award was made, which subject to achievement of the performance conditions, will be converted to an award of shares in March 2010. These shares will then vest in March 2011, 2012 and 2013.

Awards are made in the form of a conditional allocation of shares. The performance conditions attached to the BSP are non-market based performance conditions. Dividends will accrue and be added as additional shares upon vesting. Details of the operation of the BSP can be found in the Directors’ Remuneration Report.

The rules of the BSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of the Company to satisfy the awards using newly-issued shares.

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

Inmarsat plc also operates a Performance Share Plan (“PSP”) under which the first share award was made on 31 May 2005 in the form of a conditional allocation of shares. The number of shares subject to the award was determined by reference to the price at which the shares were offered for sale upon the listing of Inmarsat plc on the London Stock Exchange in June 2005 of £2.45 per share. Participants are entitled to receive the value of any dividends that are paid during the vesting period in the form of cash or additional shares. In March 2008, 100% of theses chares vested.

Additional share awards were made in September 2005, March 2007, March 2008 and March 2009 with the reference price in determining the number of shares of £3.24, £3.95, £4.39 and £4.57 respectively (market value of shares on the date of grant).

The PSP shares will not normally be transferred to participants until the third anniversary of the award date. The transfer of shares is dependent upon the performance condition being satisfied over the three consecutive financial years starting in the financial year the award date falls. The rules of the PSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention,

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.	Employee share options (Continued)

however, of Inmarsat plc to satisfy the awards using shares only at the end of the three year period unless a participant leaves and is entitled under the Rules to receive a proportionate award if the performance condition has been met.

The performance condition is based on the Group’s Total Shareholder Return (“TSR”) relative to constituents of the FTSE 350 index (excluding investment trusts) and a non-market based condition, based on EBITDA measured over a three-year period. The vesting schedule for PSP awards is structured so that the shape of the vesting schedule is determined by both TSR and EBITDA performance. The market based performance condition has been incorporated into the valuation. The fair value of the allocation and the assumptions used in the calculation are as follows:

	Performance Share Plan				CEO award
Grant date	31 May 2005	29 September 2005	29 March 2007	19 March 2008	28 September 2007
Grant price	£2.45	£3.24	£3.95	£4.39	£4.49
Exercise price	nil	nil	nil	nil	nil
Bad leaver rate	0%	0%	0%	0%	0%
Vesting period	3 years	3 years	3 years	3 years	3 years
Expected correlation between any pair of shares in PSP comparator group	12%	10%	n/a	n/a	n/a
Volatility	36%	34%	27%	28.5%	28%
Fair value per share option	£1.34	£2.20	£2.15	£2.40	£2.65

Both the BSP and PSP share awards expire 10 years after date of grant. The weighted average of the remaining contractual life for both the BSP and PSP share awards at 31 December 2008 is 8.5 and 7.3 years respectively.

Following the announcement on 28 September 2007 that Andrew Sukawaty has agreed to remain in the joint role of Chairman and Chief Executive Officer of Inmarsat plc for a further period, expected to be not less than two years, the Remuneration Committee made him an exceptional award of one million incentive shares conditional upon the delivery of significant share price growth. The mid-closing share price on 27 September 2007 was £4.49 per share. No shares will be earned unless, three years after grant, the share price reaches a minimum price of £5.50. For performance above this level, shares will be earned pro-rata up to a share price of £7.25 at which the full award will be earned. A further award over 700,000 shares could be earned if, at the time that performance is assessed, the share price has reached £9.25. If the share price is below £7.25, none of the additional shares would be earned and if between £7.25 and £9.25, shares would be earned pro-rata up to a share price of £9.25.

The share price performance condition will be assessed on the basis of the average closing price of Inmarsat shares over the last 20 trading days of the performance period. Additional shares will accrue representing the value of dividends paid during the performance period on the number of shares that ultimately vest.

The Remuneration Committee anticipates that if an award of shares is made to Mr Sukawaty, then the share price performance will have out-performed the FTSE 350 index (excluding investment trusts). However, in the event that this is not the case, the Remuneration Committee retains the discretion to scale back the award of shares by up to 50% of the proposed share award.

The Trust purchased one million shares on 26 November 2007 to hold against the satisfaction of the award. This has been funded through a loan from Inmarsat plc to the Trust.

Inmarsat plc also operates a UK Sharesave Scheme. The Sharesave Scheme is an HM Revenue & Customs approved scheme open to all UK PAYE-paying permanent employees. The maximum that can be saved each month by an employee is £250. Savings over the period plus interest may be used to acquire shares by exercising the related option at the end of the three-year savings contract. Options are exercisable for a period of up to six months following the end of the three year savings contract and under certain circumstances if an employee leaves the Group. No dividends are accumulated on options during the vesting period. Newly issued shares will be used to satisfy the options.

The first grant under the Sharesave Scheme was made in July 2005 with an option price of £2.24 per ordinary share (a 20% discount to market value of the shares on the first invitation date (23 June 2005)). The first grant matured on 1 September 2008.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.	Employee share options (Continued)

A second grant under the Sharesave Scheme was made in December 2008 with an option price of £3.06 per ordinary share (a 20% discount to the average market value of the shares in the week prior to the invitation date (17-21 November 2008)).

Inmarsat plc also operates an International Sharesave Plan which mirrors the operation of the UK Sharesave Scheme as closely as possible. However, instead of receiving a share option, participants receive the spread between the share price at the end of the vesting period and the exercise price, delivered (at Inmarsat plc’s discretion) in cash or shares. It is Inmarsat plc’s intention to satisfy the awards using shares only—some of which are held by the Trust and some of which will be newly-issued.

The first grant under the International Sharesave Plan was made in October 2005 with an option price of £2.24 per ordinary share. The first grant matured on 1 September 2008.

A second grant under the International Sharesave Plan was made in December 2008 with an option price of £3.06 per ordinary share.

Options under the UK Sharesave Scheme and International Sharesave Plan expire after a maximum of 3.5 years following the initial savings payment having been made. The weighted average of the remaining contractual life for the first grant of the UK Sharesave Scheme and International Sharesave Plan at 31 December 2008 is 0.1 and 0.3 years respectively. The weighted average of the remaining contractual life for the second grant of the UK Sharesave Scheme and International Sharesave Plan at 31 December 2008 is 3.5 years and 3.5 years, respectively.

Options under both the UK Sharesave Scheme and International Sharesave Plan have been valued using the Black Scholes model with the following assumptions:

	Sharesave Scheme (UK)	Sharesave Scheme (UK)	Sharesave Plan (International)	Sharesave Plan (International)
Grant date	21 July 2005	15 December 2008	19 October 2005	15 December 2008
Market price date of Grant	£3.14	£4.44	£2.80	£4.44
Exercise price	£2.24	£3.06	£2.24	£3.06
Bad leaver rate	5%pa	3%pa	5%pa	3%pa
Vesting period	3 years	3 years	3 years	3 years
Volatility	35%	33.2%	34%	33.2%
Dividend yield assumption	3.6%	3.36%	2.8%	3.36%
Risk free interest rate	4.25%	2.46%	4.25%	2.46%
Fair value per option	£1.10	£1.50	£0.90	£1.50

The historic volatility is based on the constituents of the FTSE 350 Telecoms Service Index, which was measured over three years to each of the grant dates. The volatility assumption used for each of the awards was based on median volatility for the constituents of the sector.

Awards under the UK Share Incentive Plan (“SIP”) were made on 7 April 2006 and 10 April 2007. The SIP is an HM Revenue & Customs approved plan open to all UK permanent employees and operates in conjunction with a UK tax-resident trust which holds shares on behalf of participating employees. Under the SIP, Inmarsat plc can award ‘Free Shares’ (up to a maximum value of £3,000) to employees. Employees can also acquire ‘Partnership Shares’ from their salary up to a maximum of £1,500 per annum and Inmarsat plc will match this with up to two free ‘Matching Shares’ per ‘Partnership Share’ (equivalent to a maximum value of £3,000 per annum). The market value per ordinary share at the date of the award was £3.77 (2006) and £4.14 (2007).

Arrangements were put in place for eligible overseas employees to replicate both awards under the SIP as closely as possible. Additional arrangements have also been put in place for employees to acquire shares over the capped amounts in relation to the SIP award in 2006. On 7 April 2006, in aggregate 57,872 ordinary shares of €0.0005 each were awarded to eligible employees from the Inmarsat Employees’ Share Ownership Plan Trust in respect of the award to overseas employees and the additional award to certain employees. On 10 April 2007, 15,926 ordinary shares of €0.0005 each were awarded to eligible overseas employees to replicate the SIP award. The same market value per ordinary share was used as for the SIP for each award.

No Executive Director or member of the Executive Management Board applied to participate in the SIP or equivalent overseas arrangements.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.	Employee share options (Continued)

A summary of share awards and option activity as at 31 December 2008 is as follows (excluding the 2004 Plan which is noted above):

Share Awards and options outstanding	Share Incentive Plan (UK)	Share Incentive Plan (International and Unapproved)	CEO Share Incentive Award(a)	BSP	Performance Share Plan	Sharesave Scheme (UK)	Sharesave Plan (International)	Total
Balance at 1 January 2007	407,227	48,673	—	215,542	807,869	747,542	103,340	2,330,193

Granted/Allocated	216,114	15,926	1,000,000	945,035	120,764	—	—	2,297,839
Lapsed	—	—	—	—	(22,043)	(52,001)	(14,456)	(88,500)
Exercised	—	—	—	—	—	(5,342)	(2,460)	(7,802)
Transferred/Sold	(50,623)	(986)	—	(80,879)	(14,692)	—	—	(147,180)

Balance at 31 December 2007	572,718	63,613	1,000,000	1,079,698	891,898	690,199	86,424	4,384,550

Granted/Allocated	—	—	—	4,609	394,126	832,097	165,447	1,396,279
Lapsed	—	—	—	(23,589)	—	(5,920)	(500)	(30,009)
Exercised	—	—	—	—	—	(624,470)	(79,158)	(703,628)
Transferred/Sold	(22,811)	(5,491)	—	(91,480)	(845,815)	—	—	(965,597)

Balance at 31 December 2008	549,907	58,122	1,000,000	969,238	440,209	891,906	172,213	4,081,595

Exercisable at 31 December 2008	—	—	—	—	—	59,809	6,766	66,575

Exercise Price per share	n/a	n/a	nil	nil	nil	(b )	(c )	nil

(a)	As described previously, a further award over 700,000 shares could be earned if, after three years from grant, the share price has reached £9.25 per share.
(b)	The first grant under the UK Sharesave scheme in 2005 has an exercise price of £2.24.
The second grant under the UK Sharesave scheme in 2008 has an exercise price of £3.06.
(c)	The first grant under the International Sharesave plan in 2005 has an exercise price of £2.24.
The second grant under the International Sharesave plan in 2008 has an exercise price of £3.06.

21.	Reserves

	Share premium account	Other reserves	(Accumulated losses) /Retained earnings
	(US$ in millions)
Balance at 1 January 2007	34.2	326.3	(3.9)
Profit for the year	—	—	73.4
Dividends payable	—	—	(135.3)
Share option charge	—	4.0	—
Actuarial gains from pension and post-retirement benefits	—	—	7.1
Movement on deferred tax relating to pension and post-retirement benefits	—	—	(2.1)

Balance at 31 December 2007	34.2	330.3	(60.8)

Profit for the year	—	—	333.3
Dividends payable	—	—	(159.6)
Share option charge	—	7.3	—
Actuarial losses from pension and post-retirement benefits	—	—	(11.1)
Movement on deferred tax relating to pension and post-retirement benefits	—	—	2.9

Balance at 31 December 2008	34.2	337.6	104.7

Other reserves as at 31 December 2008 includes US$18.1m (2007: US$10.8m) recognized in line with FRS 20, ‘Share-based Payment’, for the Group’s share option plans. The Group recognizes charges relating to share options granted over the vesting period. See note 20.

In addition, other reserves includes a capital contribution of US$311.9m from Inmarsat Group Limited following waiver of an intragroup loan in 2005 and US$5.5m in respect of the revaluation of 250 Old Street, which is classified as an investment property.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.	Notes to cash flow statement

Reconciliation of operating profit to net cash inflow from operating activities:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Operating profit	245.5	193.0	156.7
Depreciation	156.5	163.6	146.8
Amortization	30.7	30.8	30.2
Non-cash effect of issue of share capital to employees	8.5	5.2	5.2
Increase in stocks	(0.1)	(4.0)	(0.5)
Increase in debtors	(16.4)	(1.5)	(8.3)
Increase/(decrease) in creditors	4.4	(14.8)	(2.2)
(Decrease)/increase in provisions	(3.5)	(3.5)	0.6

Net cash inflow from operating activities	425.6	368.8	328.5

Reconciliation of net cash flow to movement in net debt:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Net debt at beginning of year	1,236.6	1,157.0	1,169.8
Decrease/(increase) in cash in the year	3.7	(0.2)	(0.8)
Movements in liquid resources	(18.0)	8.3	(4.3)
Investment in Senior Notes	(55.1)	(38.0)	(43.6)
Non-cash adjustment	43.6	39.5	35.9
Senior Credit Facility	70.0	70.0	—

Net debt	1,280.8	1,236.6	1,157.0

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.	Notes to cash flow statement (Continued)

Analysis of net debt:

	Cash at bank and in hand	Overdraft	Cash at bank less overdrafts	Short- term investments	Investment in Senior Notes	Subordinated Senior Notes Proceeds loan	Senior Credit Facilities	Subordinated parent company loan	Total
	(US$ in millions)
At 1 January 2006	(1.4)	0.9	(0.5)	(33.7)	(10.0)	310.4	250.0	653.6	1,169.8
Net cash flow	(0.1)	(0.7)	(0.8)	(4.3)	(43.6)	—	—	—	(48.7)
Non-cash adjustment(1)	—	—	—	—	—	—	—	35.9	35.9

At 31 December 2006	(1.5)	0.2	(1.3)	(38.0)	(53.6)	310.4	250.0	689.5	1,157.0
Net cash flow	(0.1)	(0.1)	(0.2)	8.3	(38.0)	—	70.0	—	40.1
Non-cash adjustment(1)	—	—	—	—	—	—	—	39.5	39.5

At 31 December 2007	(1.6)	0.1	(1.5)	(29.7)	(91.6)	310.4	320.0	729.0	1,236.6
Net cash flow	(1.9)	5.6	3.7	(18.0)	(55.1)	—	70.0	—	0.6
Non-cash adjustment(1)	—	—	—	—	—	—	—	43.6	43.6

At 31 December 2008	(3.5)	5.7	2.2	(47.7)	(146.7)	310.4	390.0	772.6	1,280.8

(1)	Non-cash adjustments comprise the accretion of interest on the subordinated parent company loan (see note 17).

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.	Pension arrangements and post-retirement benefits

The Group’s hybrid pension plan, including defined benefit and defined contribution elements, commenced on 15 April 1999. Initial funding requirements were based on actuarial assumptions.

The Group operates pension schemes in each of its principal locations. The UK scheme has two plans, a defined benefit scheme, which is closed to new employees, and a defined contribution plan. The defined benefit scheme is funded and its assets are held in a separate fund administered by a corporate trustee. US2.0m was credited in the Profit and Loss Account in the year ended 31 December 2008 in respect of the defined benefit section of the scheme, net of a foreign exchange gain of US2.9m (2007: US$2.0m charged net of a foreign exchange gain of US$0.1m, 2006: US$6.4m charged net of a foreign exchange loss of US$2.0m).

The defined benefit section of the hybrid scheme was valued using the projected unit method with the formal valuation undertaken by professionally qualified and independent actuaries, Watson Wyatt LLP, as at 31 December 2005. The actuarial valuation of the assets of the scheme at that date, net of liabilities, was US$8.9m. The results of the valuation have been updated for any material transactions and material changes in circumstances (including changes in market prices and interest rates) up to 31 December 2008. The results of this updated valuation as at 31 December 2008, for the purposes of the disclosures required by FRS17, ‘Accounting for Retirement benefits’, are set out below.

The assets held in respect of the defined benefit section of the UK Scheme and the expected rates of return were:

	As at 31 December
	2008		2007		2006
	Value	Long-term rate of return expected	Value	Long-term rate of return expected	Value	Long-term rate of return expected
	(US$ in millions)		(US$ in millions)		(US$ in millions)
Equities	29.5	8.15%	43.5	7.75%	37.0	7.60%
Bonds	4.2	5.40%	5.8	5.15%	4.1	4.80%
Other	1.3	6.80%	2.3	6.45%	—	—
Cash(a)	—	3.95%	—	4.35%	—	4.10%

Total market value of assets	35.0		51.6		41.1

(a)	As at 31 December 2008 US$1,440 was held in cash (2007: US$nil, 2006: US$14,000).

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

The obligation under these plans was determined by the application of the terms of medical plans, together with relevant actuarial assumptions and healthcare cost trend rates. The long-term rate of medical expense inflation used in the actuarial calculations is 4.0% per annum in excess of the rate of general price inflation of 3.15% (2007: 4.0% in excess of 3.45%, 2006: 4.0% in excess of 3.10%. The discount rate used in determining the accumulated post-retirement benefit obligation was 6.10% at 31 December 2008 (2007: 5.80%, 2006: 5.10%).

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.	Pension arrangements and post-retirement benefits (Continued)

The major actuarial assumptions used to calculate the scheme liabilities under FRS 17 as at 31 December 2008, 2007 and 2006 were:

	As at 31 December
	2008	2007	2006
Future salary increases	5.15%	5.45%	5.10%
Future pension increases	3.15%	3.45%	3.10%
Discount rate	6.10%	5.80%	5.10%
Inflation assumption	3.15%	3.45%	3.10%
Medical cost trend rate	7.15%	7.45%	7.10%

The mortality assumption has been updated to reflect experience and expected changes in future improvements in life expectancy. The average life expectancy assumptions are as follows:

	2008	2007	2006
	Number of years
Male (on retirement at age 65)	86.2	85.0	85.0
Female (on retirement at age 65)	89.5	88.2	88.2

For 2007 mortality has been assumed to follow the standard tables PA92C2006 rated down by one year and with a 0.25% reduction to the discount rate in payment to allow for future mortality improvements (which is equivalent to a future improvement in life expectancy of approximately one year in every ten years). For 2008, mortality has been assumed to follow the standard tables PA92C2006 with the improvement allowance of 0.25% replaced with medium cohort improvements.

The following amounts in respect of all post-retirement benefits, as at 31 December 2008 and 2007, were measured in accordance with the requirements of FRS 17:

	As at 31 December 2008			As at 31 December 2007
	Post- retirement healthcare	Pension benefits	Total	Post- retirement healthcare	Pension benefits	Total
	(US$ in millions)
Total market value of assets	—	35.0	35.0	—	51.6	51.6
Present value of plan liabilities	(19.8)	(40.9)	(60.7)	(22.3)	(56.7)	(79.0)

Deficit in the plan	(19.8)	(5.9)	(25.7)	(22.3)	(5.1)	(27.4)
Related deferred tax asset	4.8	1.7	6.5	6.2	1.4	7.6

Net liability	(15.0)	(4.2)	(19.2)	(16.1)	(3.7)	(19.8)

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.	Pension arrangements and post-retirement benefits (Continued)

The amounts recognized in the consolidated financial statements in the years ended 31 December 2008, 2007 and 2006 in respect of all post-retirement benefits are set out below. Post-retirement healthcare service costs are included within wages and salaries; defined benefit service costs are included within pension costs; and foreign exchange gains and losses are included within other finance costs. The total pension cost for the year ended 31 December 2008 of US$5.2m (2007: US$5.4m, 2006: US$7.2m) as disclosed in note 3 includes US$3.6m in respect of defined contribution pension costs (2007: US$3.0m, 2006: US$2.9m).

	Year ended 31 December 2008			Year ended 31 December 2007
	Post- retirement healthcare	Pension benefits	Total	Post- retirement healthcare	Pension benefits	Total
	(US$ in millions)
Operating profit
Current service cost	0.8	1.6	2.4	0.8	2.4	3.2
Foreign exchange gains	—	—	—	—	—	—

Total operating charge	0.8	1.6	2.4	0.8	2.4	3.2

Other finance (income)/costs
Foreign exchange (gains)/losses	(6.9)	(2.9)	(9.8)	0.6	(0.1)	0.5
Expected return on pension scheme assets	—	(4.0)	(4.0)	—	(2.9)	(2.9)
Interest on pension scheme liabilities	1.3	3.3	4.6	1.0	2.6	3.6

Net return	(5.6)	(3.6)	(9.2)	1.6	(0.4)	1.2

Statement of Total Recognized Gains and Losses
Actual return less expected return on pension scheme assets	—	14.7	14.7	—	(0.3)	(0.3)
Experience losses/(gains) arising on the scheme liabilities	7.1	—	7.1	(0.3)	—	(0.3)
Changes in assumptions underlying the present value of scheme liabilities	(4.5)	(6.2)	(10.7)	(1.6)	(4.9)	(6.5)

Actuarial losses/(gains) recognized in Statement of Total Recognized Gains and Losses	2.6	8.5	11.1	(1.9)	(5.2)	(7.1)

Movements in deficit during the year
Deficit in scheme at beginning of the year	(22.3)	(5.1)	(27.4)	(22.0)	(13.6)	(35.6)
Movement in year:
Current service cost	(0.8)	(1.6)	(2.4)	(0.8)	(2.4)	(3.2)
Contributions	—	5.7	5.7	—	5.3	5.3
Benefits paid	0.3	—	0.3	0.2	—	0.2
Other finance costs (excluding foreign exchange)	(1.3)	0.7	(0.6)	(1.0)	0.3	(0.7)
Foreign exchange gains/(losses)	6.9	2.9	9.8	(0.6)	0.1	(0.5)
Actuarial (losses)/gains	(2.6)	(8.5)	(11.1)	1.9	5.2	7.1

Deficit in scheme at end of year	(19.8)	(5.9)	(25.7)	(22.3)	(5.1)	(27.4)

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.	Pension arrangements and post-retirement benefits (Continued)

	Year ended 31 December 2006
	Post- retirement healthcare	Pension benefits	Total
	(US$ in millions)
Operating profit
Current service cost	0.8	4.3	5.1
Foreign exchange gains	—	—	—

Total operating charge	0.8	4.3	5.1

Other finance costs
Foreign exchange losses	2.7	2.0	4.7
Expected return on pension scheme assets	—	(2.2)	(2.2)
Interest on pension scheme liabilities	0.9	2.3	3.2

Net return	3.6	2.1	5.7

Statement of Total Recognized Gains and Losses
Actual return less expected return on pension scheme assets	—	0.2	0.2
Experience gains arising on the scheme liabilities	(0.3)	(3.6)	(3.9)
Changes in assumptions underlying the present value of scheme liabilities	(0.4)	(1.2)	(1.6)

Actuarial gains recognized in Statement of Total Recognized Gains and Losses	(0.7)	(4.6)	(5.3)

Movements in deficit during the year
Deficit in scheme at beginning of the year	(18.5)	(17.3)	(35.8)
Movement in year:
Current service cost	(0.8)	(4.3)	(5.1)
Contributions	—	5.5	5.5
Benefits paid	0.2	—	0.2
Other finance costs (excluding foreign exchange)	(0.9)	(0.1)	(1.0)
Foreign exchange losses	(2.7)	(2.0)	(4.7)
Actuarial gains	0.7	4.6	5.3

Deficit in scheme at end of year	(22.0)	(13.6)	(35.6)

Pension benefits history of experience gains and losses

	Year ended 31 December
	2008	2007	2006	2005
Difference between the expected and actual return on scheme assets:
Amount (US$ in millions)	14.7	(0.3)	0.2	(3.9)
Percentage of scheme assets	42.00%	0.58%	0.49%	(14.01)%
Experience gains on scheme liabilities:
Amount (US$ in millions)	—	—	(3.6)	(0.2)
Percentage of present value of the scheme liabilities	0.00%	0.00%	(6.58)%	(0.37)%
Total amount recognized in Statement of Total Recognized Gains and Losses:
Amount (US$ in millions)	8.5	(5.2)	(4.6)	2.7
Percentage of present value of the scheme liabilities	(20.78)%	(9.17)%	(8.41)%	5.97%

Post-retirement healthcare history of experience gains and losses

	Year ended 31 December
	2008	2007	2006	2005
Experience losses and (gains) on scheme liabilities:
Amount (US$ in millions)	7.1	(0.3)	(0.3)	0.7
Percentage of present value of the scheme liabilities	35.86%	(1.35)%	(1.36)%	3.90%
Total amount recognized in Statement of Total Recognized Gains and Losses:
Amount (US$ in millions)	2.6	(1.9)	(0.7)	5.7
Percentage of present value of the scheme liabilities	13.13%	(8.52)%	(3.18)%	30.70%

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Capital commitments

The Group had authorized and contracted but not provided for capital commitments as at 31 December 2008 of US$366.9m (2007: US$482.2m). These amounts primarily represent commitments in respect of the Alphasat project, the launch of the Inmarsat-4 F3 satellite, Hawaii SAS site, satellite phone handset development and BGAN services.

25.	Contingencies

During 2007, an assessment was made against us for VAT payable in relation to the sale of our head office which took place in 2004. The total amount of the assessment, including penalties is estimated to be approximately £10.0m-£12.0m. (US$14.4m-US$17.3m, based on the 31 December 2008 exchange rate between the US dollar and Pounds Sterling). We have sought external advice and are appealing the assessment as well as considering other strategies to mitigate the position. We do not believe that a material loss is probable, and therefore no provision has been made in these financial statements. We cannot currently estimate the amount of time that will be required to settle this matter.

26.	Operating lease commitments

The Group had the following annual commitments under non-cancelable operating leases which expire:

	As at 31 December
	2008	2007	2006
	(US$ in millions)
Land and buildings
Within one year	0.1	0.3	—
Within two to five years	0.2	0.7	0.9
After five years	9.2	9.3	8.1
Other
Within one year	3.0	10.7	0.2
Within two to five years	6.2	10.2	10.8
After five years	—	0.5	—

	18.7	31.7	20.0

Land and buildings relates primarily to the 25-year leaseback of head office building at 99 City Road, London.

At 31 December 2008 the Group, in addition to the above operating lease commitments, is contracted to pay warranty costs relating to the BGAN programme of US$nil over the next year (2007: US$1.5m over the next year, 2006: US$3.7m over the next two years).

27.	Derivative financial instruments

Forward foreign exchange

The following table sets out the face value and fair value of forward foreign exchange contracts outstanding for the Company as at 31 December 2008 and 2007:

	As at 31 December 2008
Outstanding forward foreign exchange contracts (In millions)	Face value	Maturing within 1 year	Maturing between 1 and 2 years	Maturing between 2 and 5 years	Fair value (US$)

GBP contracts	£94.6	£67.6	£27.0	—	(32.3)
Euro contracts	€135.1	€19.2	€26.8	€89.1	8.8
Canadian dollar contracts	$2.0	$2.0	—	—	(0.4)

					(23.9)

	As at 31 December 2007
Outstanding forward foreign exchange contracts (In millions)	Face value	Maturing within 1 year	Maturing between 1 and 2 years	Maturing between 2 and 5 years	Fair value (US$)

GBP contracts	£65.0	£65.0	—	—	(1.9)
Euro contracts	€8.9	€8.9	—	—	—

					(1.9)

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.	Derivative financial instruments (Continued)

Interest rate swap

The following table details the notional principal amounts and remaining terms of interest rate swap contracts outstanding as at 31 December 2008:

Outstanding floating for fixed contracts	Average contracted fixed interest rate		Notional principal amount		Fair value
	2008	2007	2008	2007	2008	2007
	%	%	(US$ in millions)
Less than 1 year	—	4.86%	—	150.0	—	(1.1)
1 to 2 years	—	—	—	—	—	—
2 to 5 years	4.79%	4.50%	300.0	100.0	(35.5)	(1.6)
5 years +	—	4.94%	—	200.0	—	(6.1)

			300.0	450.0	(35.5)	(8.8)

28.	Related party transactions

The Company being a 100% owned subsidiary of Inmarsat Group Limited is exempt under paragraph 17 of FRS 8, ‘Related Party Transactions’, from the requirements to disclose transactions with entities that are part of the group.

Following the transaction between Inmarsat plc and Communications Investment Partners Limited (“CIP Limited”) on 11 December 2007, the Directors consider that from this date, CIP UK Holdings Limited (“CIP UK”) and its subsidiaries (together “CIP”) were related parties of the Group by virtue of the common control provisions of FRS 8, ‘Related party disclosures’. Although Inmarsat plc does not hold an equity interest in, nor have any control over the financial and operating policies or any entitlement to receive dividends from CIP UK, under IFRS (more specifically Standing Interpretations Committee (“SIC”) 12, ‘Consolidation—Special Purpose Entities’ (“SPE”)) the Inmarsat plc group is required to consolidate the financial results of CIP UK, as it meets the IAS 27/SIC12 definition of a SPE given that the Inmarsat plc group is deemed to bear the risks and economic benefits of CIP UK. Revenue earned by the Group from CIP for the year ended 31 December 2008 was US$256.4m (for the period 11 December to 31 December 2007: US$12.1m). Other trading between the Group and CIP was not material to either party for the year ended 31 December 2008 and the period 11 December to 31 December 2007. The amount held in accounts receivable owing from CIP at 31 December 2008 was US$78.7m (2007: US$69.4m).

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.	Principal subsidiary undertakings

The following subsidiaries are included in the consolidated financial information:

	Principal activity	Country of registration and operation	Interest in issued ordinary share capital at 31 December
			2008	2007
Inmarsat Ventures Limited	Holding Company	England and Wales	100%	100%
Inmarsat Global Limited	Satellite telecommunications	England and Wales	100%	100%
Inmarsat Employment Company Limited	Employment company	Jersey	100%	100%
Inmarsat Inc	Service provider	USA	100%	100%
Inmarsat Employee Share Plan Trustees Limited	Corporate trustee	England and Wales	100%	100%
Inmarsat Trustee Company Limited	Corporate trustee	England and Wales	100%	100%
Inmarsat Brasil Limitada	Legal representative of Inmarsat	Brazil	99.9%	99.9%
Inmarsat Leasing Limited	Satellite leasing	England and Wales	100%	100%
Inmarsat (IP) Company Limited	Intellectual property holding company	England and Wales	100%	100%
Inmarsat Leasing (Two) Limited	Satellite leasing	England and Wales	100%	100%
Inmarsat Services Limited	Employment company	England and Wales	100%	100%
Inmarsat Launch Company Limited	Satellite launch Company	Isle of Man	100%	100%
EuropaSat Limited	Dormant	England and Wales	100%	100%
Inmarsat Navigation Ventures Limited	Dormant	England and Wales	100%	100%
Inmarsat B.V.	Service provider	The Netherlands	100%	100%
PT ISAT	Management and business consulting services	Indonesia	100%	100%
Inmarsat US Holdings Inc.	Holding company	USA	100%	100%
Inmarsat Government Services Inc.	Service provider	USA	100%	—
Inmarsat Hawaii Inc.	Service provider	USA	100%	100%
Inmarsat Canada Holdings Inc.	Holding Company	Canada	100%	—

Galileo Ventures Limited changed its name to EuropaSat Limited on 10 July 2008.

Inmarsat Government Services Inc. was incorporated on 26 June 2008.

Inmarsat Canada Holdings Inc. was incorporated on 4 December 2008.

30.	Parent Undertaking and Ultimate Controlling Party

The Company’s parent undertaking is Inmarsat Group Limited and ultimate controlling party is Inmarsat plc, both incorporated in Great Britain and registered in England and Wales. The largest and smallest groups into which the results of the Company are consolidated are headed by Inmarsat plc and the Company respectively. Copies of the Inmarsat plc and Inmarsat Investments Limited consolidated financial statements can be obtained from the Company Secretary at 99 City Road, London, EC1Y 1AX.

31.	Events after the balance sheet date

A final dividend in respect of 2008 amounting to US$86.5m was declared by the Directors on 24 April 2009, to be paid to Inmarsat Group Limited. This dividend has not been recognized as a liability as at 31 December 2008.

Subsequent to 31 December 2008, other than the events discussed above, there have been no other material events which would affect the information reflected in the consolidated financial statements of the Group.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

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

The following table contains a summary of the material adjustments to profit for the financial year between UK GAAP and US GAAP:

	Note	Year ended 31 December
		2008	2007	2006
		(US$ in millions)
Profit for the financial year as reported under UK GAAP		333.3	73.4	106.1
US GAAP adjustments:
Pension plans	a	(2.5)	(0.1)	—
Post-retirement healthcare	a	(0.8)	(0.4)	0.2
Financial instruments	b	(2.4)	(1.3)	1.9
Interest and cross currency swaps	b	(1.0)	—	0.7
Foreign exchange translation	b	0.4	—	(0.2)
Taxation	c	(220.4)	5.9	(8.3)
Facility fees	d	—	—	(2.5)
Development costs and amortization	e	1.7	0.9	3.4
Depreciation on tangible fixed assets	f	(1.3)	(1.3)	(1.3)
Amortization on goodwill	f	20.2	20.2	20.2
Amortization of other intangibles	f	1.3	(1.3)	(2.2)
UK National Insurance on stock option	g	(0.3)	—	0.2
Capitalized interest	h	30.2	25.3	27.5
Deferred income on disposal of tangible assets	i	3.2	0.3	0.3
Network and satellite operation costs and amortization	j	0.6	0.6	0.6
Cumulative translation adjustment	l	—	—	8.0

Total adjustments		(171.1)	48.8	48.5

Net income under US GAAP		162.2	122.3	154.6

The following table contains a summary of the material adjustments to shareholders’ funds between UK GAAP and US GAAP:

	Note	As at 31 December
		2008	2007
		(US$ in millions)
Total shareholders funds as reported under UK GAAP		476.8	304.0
US GAAP adjustments:
Pension plans	a	(1.1)	(1.6)
Financial instruments	b	(23.9)	(2.0)
Interest and cross currency swaps	b	(35.5)	(8.8)
Foreign exchange translation	b	4.3	(0.9)
Taxation	c	(259.8)	(52.7)
Development costs	e	(55.2)	(56.8)
Tangible assets	f	0.8	2.1
Goodwill	f	(52.0)	(72.2)
Intangibles	f	71.8	70.5
UK National insurance on stock options	g	2.6	2.8
Capitalized interest	h	225.5	195.3
Deferred income on sale of tangible assets	i	(53.5)	(56.7)
Network and satellite operation costs and amortization	j	(6.7)	(7.3)
Investment property	k	(5.5)	(5.5)

Total US GAAP adjustments		(188.2)	6.2

Shareholders’ equity under US GAAP		288.6	310.2

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

A summary of the principal differences and additional disclosures applicable to the Group are set out below:

(a) Pension plans

Under UK and US GAAP different methods and assumptions are used to determine the pension expense. The principal differences are set out below.

Under UK GAAP, pension and post retirement costs credited/charged against profits relating to the Company’s pension schemes are accounted for in accordance with FRS17, ‘Accounting for Retirement benefits’. Actuarial gains and losses arising from one valuation to the next are amortized through the statement of total recognized gains and losses. Under US GAAP, all actuarial gains and losses in excess of the corridor are recognized over the average remaining service life of the employees. As of 31 December 2006, the Company adopted SFAS 158, ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans’ (“SFAS 158”), which requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability on the balance sheet and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. Prior to the adoption of SFAS 158, the Company recognized an additional minimum pension liability to the extent that the value of benefits accrued based on employee service up to the Balance Sheet date (the accumulated benefit obligation) exceeded the value of plan assets, and the excess was greater than any accrual already established for unfunded pension costs. The transitional adjustment required on adoption of SFAS 158 was recorded as an adjustment to the 2006 year-end balance of accumulated other comprehensive income.

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

SFAS 133, ‘Accounting for Derivatives and Hedging Activities’ and related standards, adopted effective 1 January 2001, establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activity. Changes in the fair value of derivatives are recorded in each year in current earnings or other comprehensive income, depending on whether a derivative is designated and documented as part of a hedge transaction and, if it is, the type of hedge transaction. The Group uses various derivative instruments, to hedge anticipated foreign currency expenditures. These contracts provide economic hedging to the Company.

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

(c) Taxation

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

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

On 8 March 2007, one of the group companies, Inmarsat Global Limited, granted a finance lease (the “Head lease”) over the three Inmarsat-4 satellites to a fellow group company, Inmarsat Leasing (Two) Limited for a period equal to the remaining life of the assets. Inmarsat Global Limited has retained legal title to the assets although economic ownership passed to Inmarsat Leasing (Two) Limited. The transaction was reflected as a disposal at net book value therefore giving rise to neither a profit nor loss on disposal. During 2008, under UK GAAP, the Group recorded a deferred tax asset relating to the tax benefit expected to arise relating to this transaction because it was now considered likely that the benefit would be realised. Under US GAAP, the recognition of any deferred tax asset relating to the increase in tax basis in the buyer's tax jurisdiction arising on the sale of assets between group companies is prohibited.

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

(e) Development costs

Under UK GAAP, the Company capitalizes development costs associated with the development of the User Terminals (“UT”) for the BGAN services. Under US GAAP these development costs are expensed as incurred. Due to the non capitalization of UT development costs the associated amortization recorded under UK GAAP is not recognized for US GAAP purposes.

(f) Acquisition

Under UK GAAP the acquisition of Inmarsat Ventures Limited is accounted for as an acquisition and the fair value of assets and liabilities acquired is recorded in the consolidated Balance Sheet. Under US GAAP, the cost of the Inmarsat Ventures Limited acquisition and related financing, including fees and expenses, was allocated to the assets and liabilities of Inmarsat Group Limited under the guidance prescribed in Emerging Issues Task Force 88-16, ‘Basis in Leveraged Buyout Transactions’ (“EITF 88 -16”). Prior to the transaction, Inmarsat Ventures Limited, was owned by a number of independent parties. Subsequent to the transaction Inmarsat Ventures Limited is 100% owned by a newly formed entity, Inmarsat Group Holdings Limited, which is owned 51.7% by new investors, 42.6% by former Inmarsat Ventures Limited shareholders (i.e., the rollover shareholders) and 4.0% by management, and the remainder by an employee benefit trust.

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

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

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

Set out below is the final allocation of the value of the acquired net assets to the acquired assets as reflected in the Balance Sheet as of 31 December 2003 in accordance with US GAAP:

(US$ in millions)
Historical book value of net assets (US GAAP)	1,033.1
Fair value adjustments:
Fixed assets	19.8
Trademarks	12.0
Patents	8.8
Leasing backlog	8.2
Orbital slots	80.2
Current assets	(2.9)
Pension deficit and former transition adjustment	(4.4)
Deferred satellite payments	(1.7)
Deferred financing fees	(1.3)
Post retirement	(1.9)
Other creditors	(7.3)
Deferred taxes	(32.5)

Fair value of assets before goodwill	1,110.1
Goodwill	245.9

Total	1,356.0

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

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

(g) Stock option costs

During 2004, the Company early adopted the provisions of Statement of Financial Standards (“SFAS”) No. 123 (R), ‘Share Based Payment’, which is a revision of SFAS No. 123, ‘Accounting for Stock-Based Compensation’. SFAS No. 123 (R) supersedes Accounting Principles Bulletin Opinion No. 25, ‘Accounting for Stock Issued to Employees’. Under SFAS No. 123 (R), stock options issued to employees are valued at fair value on the grant date and recognized in the Income Statement over the requisite service period of the option. The Company has adopted SFAS No. 123 (R), however there was no material impact of adopting this standard. Differences between UK GAAP and US GAAP with regard to the recognition of stock based compensation expense for the years ended 31 December 2008, 2007 and 2006 were not material.

Under UK GAAP, the liability for National Insurance on stock options is accrued based on the intrinsic value of the options on the date of grant and adjusted for subsequent changes in the market value of the underlying shares. Under US GAAP, this expense is recorded upon exercise of the stock options.

(h) Capitalized interest

Under UK GAAP, the Group does not capitalize interest. Under US GAAP, the Group capitalizes interest on all qualifying assets. The capitalization rate is applied to the total cumulative cash expenditures for qualifying assets according to SFAS 34, ‘Capitalization of Interest Cost’.

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

(k) Investment property

Under UK GAAP the property at 250 Old Street was revalued on a market basis to US$5.5m as at 31 December 2008 (2007: US$5.5m). Under US GAAP the property is recorded at cost less accumulated depreciation.

(l) Cumulative translation reserve

On 15 December 2006, the Group settled a finance lease receivable (which had been sold along with Burses Limited on 11 December 2006) which resulted in additional income under US GAAP due to the recognition of the related cumulative translation adjustment in income.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

(m) Other disclosures required by U.S. GAAP

Cash flow information

Under UK GAAP, the Group’s cash flow statements are presented in accordance with Financial Reporting Standard No. 1, ‘Cash Flow Statements’ (“FRS 1”), as revised. This statement presents substantially the same information as is required under SFAS 95, ‘Statement of Cash Flows’ under U.S. GAAP.

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

Recently issued accounting pronouncements

In September 2006, the FASB issued FAS No. 157, ‘Fair Value Measurement’ (“FAS 157”), which enhances existing guidance for measuring assets and liabilities using fair value. This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after 15 November 2007, and interim periods within those fiscal years. In February 2008 the FASB issued FAS No. 157-2 (“FAS 157-2”) which delays the effective date of FAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after 15 November 2008. The Company is currently analyzing the effects of FAS 157 but does not expect its implementation will have a significant impact on the Company’s financial conditions or results of operations.

In February 2007, the FASB issued Statement No. 159, ‘The Fair Value Option for Financial Assets and Financial Liabilities’ (“FAS 159”). FAS 159 gives entities the option to measure prospectively many financial instruments and certain other items at fair value in the balance sheet with changes in the fair value recognized in the income statement. FAS 159 is effective for fiscal years beginning after 15 November 2008, although entities electing to adopt the statement early, which is permissible from 1 January 2007, may designate certain items retrospectively. Management is currently evaluating the effect of adoption on its financial position and results of operations.

In December 2007, the FASB issued Statement No. 141(R), ‘Business Combinations’ (“FAS 141(R)”) and Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51” (“FAS 160”). FAS 141(R) and FAS 160 substantially elevate the role played by fair value and dramatically change the way companies account for business combinations and noncontrolling interests. FAS 141(R) and FAS 160 are effective for financial statements issued for fiscal years beginning on or 15 December 2008, and interim periods within those fiscal years. The financial effect of FAS 141(R) and FAS 160 will be dependent upon the circumstances surrounding the future transactions to which they will apply, that are at present unknown.

In March 2008, the FASB issued Statement No. 161, ‘Disclosures About Derivative Instruments in Hedging Activities—an amendment of FASB Statement No. 133’ (“FAS 161”). FAS 161 requires increased qualitative, quantitative, and credit-risk disclosures. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after 15 November 2008. The Company is currently analyzing the effects of FAS 161 but does not expect its implementation will have a significant impact on the Company’s financial conditions or results of operations.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

In November 2007, the EITF reached a consensus on Issue 07-1, ‘Accounting for Collaborative Arrangements’ (EITF 07-1). EITF 07-1 provides guidance on the definition of a collaborative arrangement, on recognition of revenue and costs associated with a collaborative arrangement and the required disclosures. EITF 07-1 is effective for financial statements issued for fiscal years beginning after 15 December 2008. The Company is currently analyzing the effects of EITF 07-1 but does not expect its implementation will have a significant impact on the Company’s financial conditions or results of operations.

Other recent accounting pronouncements issued by the FASB (including the Emerging Task Force), the AICPA, and the SEC did not or are not believed by management to have a material impact on Inmarsat Investments Limited’s present or future consolidated financial statements.

INMARSAT INVESTMENTS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the years ended 31 December 2008, 2007 and 2006

	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
	(US$ in millions)
2008
Revenue provision	(4.5)	(11.5)	9.3	(6.7)
2007
Revenue provision	(2.4)	(12.0)	9.9	(4.5)
2006
Revenue provision	(6.0)	(6.6)	10.2	(2.4)

INMARSAT VENTURES LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Inmarsat Ventures Limited

We have audited the accompanying consolidated balance sheets of Inmarsat Ventures Limited (“the Company”) and subsidiaries as at 31 December 2008 and 2007, the related consolidated profit and loss account, consolidated statement of group total recognized gains and losses, reconciliation of movements in group shareholders’ funds, consolidated statement of cash flows and the related notes for each of the years ended 31 December 2008, 2007 and 2006. Our audits also included the financial statements Schedule II. These consolidated financial statements and Schedule II are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and Schedule II based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Inmarsat Ventures Limited and subsidiaries at 31 December 2008 and 2007, and the results of their operations and their cash flows for each of the years ended 31 December 2008, 2007 and 2006, in conformity with accounting principles generally accepted in the United Kingdom. Also in our opinion, Schedule II, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 31 to the consolidated financial statements.

Deloitte LLP

London, England

29 April 2009

INMARSAT VENTURES LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended 31 December
	Note	2008	2007	2006
		(US$ in millions)
Revenues	2	634.7	557.2	500.1
Depreciation and amortization	4	(164.4)	(180.0)	(165.4)
Other net operating costs	3	(201.9)	(169.8)	(166.3)

Total operating costs		(366.3)	(349.8)	(331.7)

Group operating profit		268.4	207.4	168.4
Interest receivable and similar income	5	8.0	8.2	4.8
Interest payable and similar charges	5	(4.8)	(7.1)	(17.4)
Other finance income/(costs)	22	9.2	(1.2)	(5.7)

Profit on ordinary activities before taxation	4	280.8	207.3	150.1
Taxation credit/(expense)	8	140.8	(53.4)	32.7

Profit for the year		421.6	153.9	182.8

All activities relate to continuing operations.

INMARSAT VENTURES LIMITED

CONSOLIDATED STATEMENT OF GROUP TOTAL RECOGNIZED GAINS AND LOSSES

		Year ended 31 December
	Note	2008	2007	2006
		(US$ in millions)
Profit for the year		421.6	153.9	182.8
Revaluation of investment property		—	—	1.8
Actuarial (losses)/gains from pension and post-retirement benefits	22	(11.1)	7.1	5.3
Movement on deferred tax relating to pension and post-retirement benefits	8	2.9	(2.1)	(1.7)

Total recognized gains for the year		413.4	158.9	188.2

The accompanying notes are an integral part of these financial statements.

INMARSAT VENTURES LIMITED

CONSOLIDATED BALANCE SHEETS

		As at 31 December
	Note	2008	2007
		(US$ in millions)
Fixed assets
Intangible assets	10	62.3	62.1
Tangible assets	11	1,319.6	1,282.0

Total fixed assets		1,381.9	1,344.1

Non-current assets
Debtors—amounts falling due after more than one year	13	15.9	—

Total non-current assets		15.9	—

Current assets
Stocks	12	5.0	4.9
Debtors—amounts falling due within one year	13	362.0	275.8
Short-term deposits		47.7	29.7
Cash at bank and in hand		3.5	1.6

Total current assets		418.2	312.0

Total assets		1,816.0	1,656.1

Creditors—amounts falling due within one year
Loans and other borrowings	16	—	(50.0)
Other creditors	14	(267.3)	(169.8)

Total creditors: amounts falling due within one year		(267.3)	(219.8)

Net current assets		150.9	92.2

Total assets less current liabilities		1,548.7	1,436.3

Creditors—amounts falling due after more than one year	15	(45.3)	(44.5)
Provisions for liabilities	17	(0.8)	(149.7)

Net assets excluding pension and post-retirement liability		1,502.6	1,242.1

Pension and post-retirement liability	22	(19.2)	(19.8)

Net assets		1,483.4	1,222.3

Capital and reserves
Called up share capital	18	17.6	17.6
Share premium account	20	582.8	582.8
Other reserves	20	25.7	18.4
Retained earnings	20	857.3	603.5

Total equity shareholders’ funds		1,483.4	1,222.3

The accompanying notes are an integral part of these financial statements.

INMARSAT VENTURES LIMITED

RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS’ FUNDS

	Note	Ordinary share capital	Share premium account	Other reserves	Retained earnings	Total
	(US$ in millions)
Balance at 1 January 2006		17.6	582.8	7.5	494.9	1,102.8

Profit for the year		—	—	—	182.8	182.8
Dividends payable	9	—	—	—	(101.4)	(101.4)
Share option charge	19	—	—	3.0	—	3.0
Actuarial gains from pension and post-retirement benefits	22	—	—	—	5.3	5.3
Movement on deferred tax relating to pension and post-retirement benefits	8	—	—	—	(1.7)	(1.7)
Capital contribution		—	—	2.1	—	2.1
Revaluation of investment property		—	—	1.8	—	1.8

Balance at 31 December 2006		17.6	582.8	14.4	579.9	1,194.7

Profit for the year		—	—	—	153.9	153.9
Dividend payable	9	—	—	—	(135.3)	(135.3)
Share option charge	19	—	—	4.0	—	4.0
Actuarial gains from pension and post-retirement benefits	22	—	—	—	7.1	7.1
Movement on deferred tax relating to pension and post-retirement benefits	8	—	—	—	(2.1)	(2.1)

Balance at 31 December 2007		17.6	582.8	18.4	603.5	1,222.3

Profit for the year		—	—	—	421.6	421.6
Dividend payable	9	—	—	—	(159.6)	(159.6)
Share option charge	19	—	—	7.3	—	7.3
Actuarial losses from pension and post-retirement benefits	22	—	—	—	(11.1)	(11.1)
Movement on deferred tax relating to pension and post-retirement benefits	8	—	—	—	2.9	2.9

Balance at 31 December 2008		17.6	582.8	25.7	857.3	1,483.4

The accompanying notes are an integral part of these financial statements.

INMARSAT VENTURES LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended 31 December
	Note	2008	2007	2006
		(US$ in millions)
Net cash inflow from operating activities	21	425.8	353.0	291.7

Returns on investments and servicing of finance Interest received		10.1	10.1	3.8
Interest paid		(0.7)	(4.1)	—
Dividends paid	9	(159.6)	(135.3)	(101.4)

Net cash outflow for returns on investments and servicing of finance		(150.2)	(129.3)	(97.6)

Taxation (paid)/received		(1.3)	0.2	(0.5)

Net cash (outflow)/inflow from taxation		(1.3)	0.2	(0.5)

Capital expenditure and financial investment
Purchase of tangible and intangible fixed assets		(187.7)	(209.9)	(114.4)
Work performed by the Group and capitalized		(23.4)	(17.5)	(14.0)
Movement in loan to Inmarsat Investments Limited		—	(50.2)	(44.5)

Net cash outflow for capital expenditure and financial investment		(211.1)	(277.6)	(172.9)

Acquisitions and disposals
Consideration under ACeS collaboration arrangement		(2.5)	(3.0)	(4.0)

Net cash outflow for acquisitions and disposals		(2.5)	(3.0)	(4.0)

Net cash inflow/(outflow) before management of liquid resources and financing		60.7	(56.7)	16.7

Management of liquid resources
(Increase)/decrease in short-term deposits	21	(18.0)	8.3	(4.3)

Net cash inflow/(outflow) after management of liquid resources		42.7	(48.4)	12.4

Financing
Net settlement of finance lease		—	(1.4)	(11.6)
(Repayment)/drawdown of Senior Credit Facility		(50.0)	50.0	—
Intercompany funding		3.6	—	—

Net cash (outflow)/inflow from financing		(46.4)	48.6	(11.6)

(Decrease)/increase in cash in the year	21	(3.7)	0.2	0.8

The accompanying notes are an integral part of these financial statements.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Principal accounting policies

Background

The principal activity of the Company and its subsidiaries (together the “Group”) is the provision of mobile satellite communication services.

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

The Directors acknowledge the latest guidance on going concern. Despite the current volatility in financial markets and uncertain economic outlook, the Directors believe that the Group has a robust and resilient business model, strong free cash flow generation and is compliant with all covenants. In making their assessment of going concern, the Directors considered recent budgets, the fifteen month rolling forecast, the cash flow forecast and the most recent Long Range Financial Plan. In addition, the Directors considered the maturity profile of existing debt facilities, other liabilities as well as actual and forecast covenant calculations. Furthermore, the forecasts and covenant calculations were stress tested by applying a set of downside scenarios. After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Group continues to adopt the going concern basis in preparing the consolidated financial statements.

There have been no new standards under UK GAAP issued or effective in the year which would materially impact the financial statements.

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

Foreign currency translation

The reporting currency of the Group and the functional currency of all the subsidiaries is the US dollar as the majority of operational transactions are denominated in US dollars. Transactions not denominated in dollars during the year have been translated into US dollars at an average hedged rate of exchange. Fixed assets denominated in currencies other than the US dollar have been translated at the hedged rates of exchange ruling at the dates of acquisition. Monetary assets and liabilities denominated in currencies other than the US dollar for which the Group has purchased forward exchange contracts have been translated at the average hedged rates of exchange contained in those contracts. Differences on exchange are dealt with in the Profit and Loss Account.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.	Principal accounting policies (Continued)

The exchange rate between US dollars and Pounds Sterling as at 31 December 2008 was US$1.44/£1.00 (2007: US$1.99/£1.00). The average rate and hedged rate between US dollar and Pounds Sterling for 2008 was US$1.86/£1.00 (2007: US$2.00/£1.00, 2006: US$1.84/£1.00) and US$2.01/£1.00 (2007: US$1.81/£1.00, 2006: US$1.77/£1.00) respectively.

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

Financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign currency risk. To the extent that such instruments are matched against an underlying asset or liability they are accounted for using hedge accounting and, therefore, gains and losses are deferred and only recognized upon the maturity of the contract. Where instruments are not matched against an underlying asset or liability gains or losses are recognized in the Profit and Loss Account.

Revenue recognition

Mobile satellite communications services revenue results from utilization charges that are recognized as revenue over the period in which the services are provided. Deferred income attributable to mobile satellite communications services or subscription fees represents the unearned balances remaining from amounts received from customers pursuant to prepaid contracts. Mobile satellite communication service lease revenues are recorded on a straight-line basis over the term of the contract concerned, which is typically between one and twelve months, unless another systematic basis is deemed more appropriate.

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

Stock compensation costs

The Group applies FRS 20, ‘Share-based Payment’, which requires that where shares or rights to shares are granted to third parties, including employees, a charge is recognized in the Profit and Loss Account based on the fair value of the right to acquire at the date of the grant of the right. The Group recognizes charges relating to share options granted to employees provided the grant is not contingent on a future event. Where the grant is

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

Current Taxation

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the profit and loss account because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

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

Assets in course of construction

Assets in course of construction relate to the Inmarsat-4 F3 satellite, and BGAN and other services. These assets will be transferred to space segment assets and services equipment, fixtures and fittings respectively and depreciated over the life of the satellites or service once they become operational and placed into service. No depreciation has been charged on these assets.

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

Asset impairment

Tangible fixed assets, intangible fixed assets and goodwill are subject to impairment review in accordance with FRS 11, ‘Impairment of Fixed Assets and Goodwill’, if there are events or changes in circumstances that indicate that the carrying amount of the fixed asset or goodwill may not be fully recoverable. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realizable value and value in use. Net realizable value is calculated by reference to the amount for which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognized in the Profit and Loss Account in the period in which it occurs. If an external event gives rise to a reversal of an impairment loss, the reversal is recognized in the Profit and Loss Account and by increasing the carrying amount of the fixed asset or goodwill in the period in which it occurs. The carrying amount of the fixed asset or goodwill will only be increased up to the amount that it would have been had the original impairment not occurred. For the purpose of

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

Goodwill was tested for impairment on 31 December 2008, 2007 and 2006; no evidence of impairment was identified.

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

Provisions

Provisions, other than in respect of pension and post-retirement healthcare benefits, for which accounting policies are described above, are recognized when the Group has a legal or constructive obligation to transfer economic benefits arising from past events and the amount of that obligation can be estimated reliably. Provisions are not recognized unless the transfer of economic benefits is probable.

Loans and other borrowings

Loans and other borrowings are initially recognized as proceeds received, net of transaction and arrangement costs incurred. Transaction and arrangement costs of borrowings and the difference between the proceeds and the redemption value are recognized in the Profit and Loss Account over the life of the borrowings using the effective interest method.

Loans and other borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the Balance Sheet date.

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

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Segmental information (Continued)

An analysis of revenues is set out below, including revenues by business sector.

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Maritime	332.5	310.3	284.7
Land	141.8	125.8	116.1
Leasing	79.7	66.2	60.3
Aeronautical	64.4	44.3	30.7

Total mobile satellite communications services	618.4	546.6	491.8
Other income	16.3	10.6	8.3

Total revenues	634.7	557.2	500.1

For the periods presented below, the following customers (distribution partners), contributed more than 10% of consolidated revenues.

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Customer A	269.6	239.0	220.6
Customer B(a)	229.9	209.7	121.2
Customer C(a)	—	—	75.4

(a)	Due to the consolidation of distribution partners during 2007 Customer C is now combined with Customer B.

The Group mainly operates in the geographic areas as included in the table below. The home country of the Group is the United Kingdom with its head office and central operations located in London.

Revenues are allocated to countries based on the location of the distribution partner who receives the invoice for the services.

Assets and capital expenditure are allocated based on the physical location of the assets.

	2008			2007			2006
	Revenue	Segment assets	Capital expenditure(c)	Revenue	Segment assets	Capital expenditure(c)	Revenue
	(US$ in millions)
Europe(a)	224.5	889.7	202.2	196.8	954.5	190.6	251.0
North America	323.1	—	—	289.3	—	—	155.5
Asia Pacific	76.5	—	—	63.7	—	—	86.2
Rest of the world	10.6	—	—	7.4	—	—	7.4
Unallocated(b)	—	926.3	—	—	701.6	—	—

	634.7	1,816.0	202.2	557.2	1,656.1	190.6	500.1

(a)	Segment assets in 2007 include the Inmarsat-4 F3 satellite, which was held in storage.
(b)	Unallocated items relate to satellites which are in orbit, which at 31 December 2008 includes the Inmarsat-4 F3 satellite.
(c)	Capital expenditure stated using accruals basis. Capital expenditure in 2006 was US$81.8m.

Because of the integrated nature of the satellite infrastructure, it is not feasible to show profit for the years by geographic location.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Net operating costs

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Own work capitalized	24.0	18.5	12.0
Network and satellite operations	(39.7)	(33.8)	(31.1)
Other external charges	(82.0)	(60.8)	(55.0)

Total external charges	(121.7)	(94.6)	(86.1)
Staff costs (see below)	(104.2)	(93.7)	(92.2)

Total other net operating costs	(201.9)	(169.8)	(166.3)
Depreciation and amortization	(164.4)	(180.0)	(165.4)

Total operating costs	(366.3)	(349.8)	(331.7)

Wages and salaries	(81.4)	(74.4)	(71.0)
Social security costs	(9.1)	(8.7)	(6.8)
Pension costs (note 22)	(5.2)	(5.4)	(7.2)
Share options charge (including employers national insurance contribution) (note 19)	(8.5)	(5.2)	(5.2)
Equity-settled share-based payments—Share Incentive Plan	—	—	(2.0)

Total staff costs	(104.2)	(93.7)	(92.2)

Own work capitalized, comprising primarily of staff costs, are only capitalized when they are directly attributable to the construction of an asset.

Wages and salaries for the year ended 31 December 2008 include post-retirement healthcare costs of US$0.8m (2007: US$0.8m, 2006: US$0.8m). See note 22.

4.	Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging:

		Year ended 31 December
	Note	2008	2007	2006
		(US$ in millions)
Depreciation of tangible assets:
— Owned(a)	11	156.9	172.4	158.4
Amortization of intangible assets	10	7.5	7.6	7.0
Operating lease rentals
— Land and buildings		10.4	9.1	8.7
— Space segment		18.6	15.4	16.3
Auditors’ remuneration and expenses—audit services(b)		0.5	0.4	0.5
Auditors’ remuneration and expenses—non-audit services		0.1	0.4	0.3
Staff costs	3	104.2	93.7	92.2
Advertising costs		6.8	6.4	7.5
Research and development costs		0.2	0.2	0.2

(a)	Included within depreciation on owned assets for 2007 is a non-recurring charge of US$9.4m relating to accelerated depreciation of an amount that was previously capitalized as part of the launch of the third Inmarsat-4 satellite.
(b)	In addition to the audit fees disclosed above, the Group’s Pension Plan incurred audit fees from the Group’s auditors of US$27,140 for the 2008 financial year. Fees incurred, in respect of the Group’s pension plan, from other auditors were US$25,454 and: US$21,656 for the financial years 2007 and 2006 respectively.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Interest

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Interest on Revolving Credit Facility	(0.6)	(2.6)	—
Net premium on early settlement of Burses Ltd finance lease	—	—	(12.8)
Unwinding of discount on deferred satellite liabilities	(3.2)	(3.7)	(4.1)
Interest payable on bank loans and overdrafts	(0.2)	(0.2)	(0.3)
Other interest	(0.8)	(0.6)	(0.2)

Total interest payable and similar charges	(4.8)	(7.1)	(17.4)

Bank interest receivable and other interest	1.3	4.7	2.9
Intercompany interest receivable	6.7	3.5	1.9

Total interest receivable and similar income	8.0	8.2	4.8

Net interest receivable/(payable)	3.2	1.1	(12.6)

6.	Employee numbers

The average number of people (including the Executive Directors) employed during the year by category of employment:

	Year ended 31 December
	2008	2007	2006
Operations	175	164	124
Sales and marketing	79	78	81
Development and engineering	87	86	79
Administration	125	123	123

	466	451	407

7.	Directors’ remuneration

All the Directors of the Company are Directors of Inmarsat plc, the ultimate parent undertaking, and disclosure of Directors’ emoluments are included in the financial statements of Inmarsat Group Limited. No Directors of Inmarsat Ventures Limited received remuneration for their qualifying services to the Company.

8.	Taxation

The tax credit/(charge) is based on the taxable profits for the year and comprises:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Corporation tax at 28.5% (2007 and 2006: 30%)—current year	(25.4)	(37.5)	(21.9)
Deferred tax—current year	161.6	(24.4)	(18.3)
Deferred tax—disposal of lease receivable(a)	—	—	58.1
Adjustment to the opening deferred tax position in respect of the future reduction in the Corporation Tax rate from 30% to 28%	—	8.5	—

	136.2	(53.4)	17.9
Adjustments in respect of previous years
Current Corporation tax	5.4	—	17.1
Deferred tax	(0.8)	—	(2.3)

	140.8	(53.4)	32.7

(a)	Stated net of the US$2.5m reversal of a deferred tax asset previously arising on the elimination of intercompany lease payables and receivables.

During 2006, the Group reached agreement with HM Revenue & Customs in relation to the market value of certain assets transferred in 1999 giving rise to tax credits for the current year and prior years.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Taxation (Continued)

During 2008, the Group recorded the tax benefit related to the finance and operating leaseback transaction entered into in 2007, as we now consider it likely that we will receive the benefit.

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
UK statutory tax rate	28.5%	30%	30%
Profit on ordinary activities before taxation	280.8	207.3	150.1

Corporation tax provision at UK statutory rate	(80.0)	(62.2)	(45.0)
Capital allowances in excess of depreciation	45.7	26.6	22.8
Effect of overseas tax rates	0.9	0.3	0.2
Other timing differences	0.3	(1.1)	(4.2)
Other non taxable income/(non-deductible expenses)	4.1	(1.6)	5.8
Pension contribution relief in excess of pension cost charge/(pension cost charge in excess of pension contribution relief)	3.6	0.3	(1.5)

Current tax charge for the year	(25.4)	(37.5)	(21.9)

Deferred taxation

The (asset)/provision for deferred tax comprises:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Accelerated capital allowances(a)	(15.9)	150.0	134.2
Deferred tax on share options	(1.6)	(2.0)	(1.0)
Other short-term timing differences	1.6	0.9	0.6

(Asset)/liability recognized excluding that relating to pension and post-retirement liability (note 13 and 17)	(15.9)	148.9	133.8

Pension and post-retirement liability (note 22)	(6.5)	(7.6)	(10.5)

Total (asset)/provision for deferred tax	(22.4)	141.3	123.3

As at 1 January	141.3	123.3	163.2
Deferred tax (credited)/charged in the Profit and Loss Account(a)	(160.8)	15.9	(37.5)
Deferred tax (credited)/charged in the Statement of Total Recognized Gains and Losses	(2.9)	2.1	1.7
Fair value asset arising on ACeS collaboration	—	—	(4.1)

As at 31 December	(22.4)	141.3	123.3

(a)	In 2008, the Group recorded the tax benefit of the finance and operating leaseback transaction.

Of the total deferred tax asset of US$22.4m (2007: provision of US$141.3m), a deferred tax asset of US$6.5m (2007: US$7.6m) has been deducted in arriving at the net pension deficit on the Balance Sheet.

9.	Dividends

The dividends paid to Inmarsat Investments Limited (parent company) in 2008 were US$55.5m and US$104.1m for the 2008 interim dividend and 2007 final dividend respectively.

A final dividend in respect of 2008 amounting to US$86.5m was declared on 24 April 2009 by the Directors to be paid to Inmarsat Investments Limited. In accordance with FRS 21, ‘Events after the balance sheet date’, these financial statements do not reflect this final dividend payable.

The dividends paid in 2007 and 2006 were US$135.3m and US$101.4m respectively.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Intangible fixed assets

	Terminal Development	Spectrum Rights	Goodwill	Intellectual Property	Total
	(US$ in millions)
Cost at 1 January 2007	97.0	2.7	0.6	0.7	101.0
Additions	8.3	—	—	—	8.3

Cost at 31 December 2007	105.3	2.7	0.6	0.7	109.3

Additions	7.7	—	—	—	7.7

Cost at 31 December 2008	113.0	2.7	0.6	0.7	117.0

Accumulated amortization at 1 January 2007	(39.4)	(0.1)	—	(0.1)	(39.6)
Charge for the year	(6.9)	(0.4)	—	(0.3)	(7.6)

Accumulated amortization at 31 December 2007	(46.3)	(0.5)	—	(0.4)	(47.2)

Charge for the year	(6.9)	(0.3)	—	(0.3)	(7.5)

Accumulated amortization at 31 December 2008	(53.2)	(0.8)	—	(0.7)	(54.7)

Net book amount at 31 December 2007	59.0	2.2	0.6	0.3	62.1

Net book amount at 31 December 2008	59.8	1.9	0.6	—	62.3

Spectrum rights, intellectual property and goodwill relate to the acquisition of ACeS. The spectrum rights and intellectual property are being amortized on a straight-line basis over the remaining useful lives of 6.3 years and 0.3 years respectively. The goodwill is being amortized on a straight-line basis over 20 years, being the period over which the Directors estimate that the value of the underlying business acquired is expected to exceed the book value of the assets.

User terminal development costs directly relating to the development of the user terminals for the BGAN services are capitalized as intangible fixed assets. BGAN costs are being amortized, from 2005, over the estimated sales life of the services, which is 10 years. Previous R-BGAN user terminal costs capitalized were being amortized over the estimated sales life of the services which was five years. The R-BGAN service was terminated on 31 December 2008, therefore all R-BGAN user terminal costs had been fully depreciated by 31 December 2008.

The amortization charge for 2006 in respect of terminal development, spectrum rights and intellectual property assets was US$6.8m, US$0.1m and US$0.1m respectively.

11.	Tangible fixed assets

	Freehold land and buildings	Services equipment, fixtures and fittings	Space segment	Assets in course of construction	Total
	(US$ in millions)
Cost at 1 January 2007	5.5	235.4	2,442.9	181.1	2,864.9
Additions	—	12.7	106.6	63.0	182.3
Transfers	—	3.1	10.8	(13.9)	—

Cost at 31 December 2007	5.5	251.2	2,560.3	230.2	3,047.2

Additions	—	16.7	15.1	162.7	194.5
Transfers	—	0.4	0.2	(0.6)	—

Cost at 31 December 2008	5.5	268.3	2,575.6	392.3	3,241.7

Accumulated depreciation at 1 January 2007	—	(188.5)	(1,404.3)	—	(1,592.8)
Charge for the year	—	(17.9)	(154.5)	—	(172.4)

Accumulated depreciation at 31 December 2007	—	(206.4)	(1,558.8)	—	(1,765.2)

Charge for the year	—	(18.3)	(138.6)	—	(156.9)

Accumulated depreciation at 31 December 2008	—	(224.7)	(1,697.4)	—	(1,922.1)

Net book amount at 31 December 2007	5.5	44.8	1,001.5	230.2	1,282.0

Net book amount at 31 December 2008	5.5	43.6	878.2	392.3	1,319.6

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.	Tangible fixed assets (Continued)

The satellite and space segment asset lives range from 10 to 15 years with the exception of R-BGAN assets which are five years. The first and second of the Inmarsat-4 satellites were placed in service during the years ended 31 December 2005 and 2006 respectively and are being depreciated over 15 years. The third Inmarsat-4 satellite was successfully launched in August 2008 and will enter commercial service in 2009. Consequently, as at 31 December 2008 the costs associated with the Inmarsat-4 F3 satellite remain in assets under construction. No depreciation has been recognized in 2008 in respect of the Inmarsat-4 F3 satellite. The R-BGAN service was terminated on 31 December 2008, therefore all associated assets had been fully depreciated by the end of 2008.

The freehold land and buildings has been revalued on a market basis to US$5.5m as at 31 December 2008 (2007: US$5.5m). The market valuation was determined by the Directors.

The net book amount of software development costs included within services equipment, fixtures and fittings was US$15.7m as at 31 December 2008 (2007: US$14.1m) net of accumulated depreciation of US$25.7m (2007: US$18.4m). Depreciation charges were US$7.3m in the year ended 31 December 2008 (2007: US$5.3m, 2006: US$3.9m).

The depreciation charge for 2006 in respect of freehold land and buildings, services equipment, fixtures and fittings and space segment assets was US$nil, US$14.6m and US$143.8m respectively.

There were no asset retirement obligations for the years ended 31 December 2008 and 2007.

12.	Stock

	As at 31 December
	2008	2007
	(US$ in millions)
Finished goods	5.0	4.9

The carrying value of stock is not materially different from replacement cost.

13.	Debtors

	As at 31 December
	2008	2007
	(US$ in millions)
Amounts falling due within one year
Trade debtors	159.1	141.7
Other debtors	12.5	12.7
Amounts due from parent undertakings	174.2	107.9
Other prepayments and accrued income	16.2	13.5

	362.0	275.8

Amounts falling due after more than one year
Deferred tax (note 8)	15.9	—

	15.9	—

14.	Other Creditors—amounts falling due within one year

	As at 31 December
	2008	2007
	(US$ in millions)
Trade creditors	53.6	56.3
ACeS deferred consideration	2.4	2.4
Bank overdrafts	5.7	0.1
Amounts due to parent undertakings	100.9	1.2
Corporation tax	39.1	45.1
Other taxation and social security	2.3	3.9
Other creditors	1.0	1.3
Deferred satellite payments	10.7	11.8
Accruals and deferred income	51.6	47.7

	267.3	169.8

Amounts due to parent undertakings are unsecured, interest free and repayable on demand.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.	Creditors—amounts falling due after more than one year

	As at 31 December
	2008	2007
	(US$ in millions)
Deferred satellite payments	31.0	39.7
ACeS deferred consideration	2.7	4.8
Other creditors	11.6	—

	45.3	44.5

The following is a summary of deferred satellite payments due after more than one year as at 31 December 2008:

Deferred satellite Payments
(US$ in millions)
31 December 2010	7.1
31 December 2011	6.1
31 December 2012	5.4
31 December 2013	5.1
Due after five years	7.3

Total	31.0

16.	Loans and other borrowings—amounts falling due within one year

	“Weighted average” Interest rate	As at 31 December
		2008	2007
	%	(US$ in millions)
Revolving Credit Facility(a)	4.59	—	50.0

(a)	The US$300.0m Revolving Credit Facility (also referred to as the “Revolving Committed Facility) is part of a US$550.0m Senior Credit Facility (also referred to as the “Senior Facility Agreement”) led by Barclays Capital, ING Bank N.V. and the Royal Bank of Scotland plc with Inmarsat Investments Limited. The Revolving Credit Facility is for general corporate purposes. In 2008, US$50m was repaid under the Revolving Credit Facility by Inmarsat Leasing (Two) Limited. The Revolving Credit Facility is priced at a margin above LIBOR, which is payable quarterly, and set by reference to a leverage grid. The Revolving Credit Facility was undrawn in at 31 December 2008 (2007: US$50m)

17.	Provisions for liabilities

	Restructuring provision	Deferred Tax excluding deferred tax on pension deficit	Other	Total
	(US$ in millions)
As at 1 January 2006	0.4	173.9	0.4	174.7
Charged/(credited) in respect of current year	6.8	(38.3)	—	(31.5)
Charged in respect of prior year	—	2.3	—	2.3
Fair value asset arising from ACeS collaboration	—	(4.1)	—	(4.1)
Utilized in the year	(5.6)	—	—	(5.6)

As at 31 December 2006	1.6	133.8	0.4	135.8

Charged in respect of current year	—	15.1	0.4	15.5
Utilized in the year	(1.5)	—	(0.1)	(1.6)

As at 31 December 2007	0.1	148.9	0.7	149.7

Charged in respect of current year	—	—	0.3	0.3
Utilized in the year	(0.1)	(148.9)	(0.2)	(149.2)

As at 31 December 2008	—	—	0.8	0.8

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.	Provisions for liabilities (Continued)

In January 2006, the Group announced its intention to restructure the organization to reflect the fact that the Inmarsat-4 programme was nearing completion. The principal action in the restructuring plan involved a redundancy programme. The amount charged for the year ended 31 December 2008 was US$nil (2007: US$nil, 2006: US$6.8m). The redundancy provision that remains unpaid in respect of this restructuring as at 31 December 2008 is US$nil.

In 2008 the Company recognized a deferred tax credit relating to the finance lease and operating lease back transaction (refer to note 8). As a result the net deferred tax balance switched from a provision to an asset in the current year. The deferred tax asset is disclosed in note 13 as a debtor falling due after more than one year.

Other provisions in 2008 and 2007 relate to a legally required provision for eventual severance payments to employees in Italy and Dubai. In addition, in 2007 and 2006 other provisions included an onerous lease provision on premises located in Washington.

18.	Called up share capital

	As at 31 December
	2008	2007
	(US$ in millions)
Authorized:
200,000,010 ordinary shares of 10 pence each	32.4	32.4
1 special rights non-voting redeemable preference share of £1.00

	32.4	32.4

Allotted, issued and fully paid:
100,345,801 ordinary shares of 10 pence each	17.6	17.6

The special rights non-voting redeemable preference share was issued to the International Mobile Satellite Organization on 15 April 1999 and carries no voting rights. It is not transferable and does not confer any right to participate in profits. The International Mobile Satellite Organization may, at any time after consulting the Company and subject to the provisions of the Companies Act, require the Company to redeem the special share at par by giving written notice and delivering the relevant share certificate.

19.	Employee Share Options

In line with FRS 20, ‘Share-Based Payment’, the Group recognized US$8.5m, US$5.2m and US$5.2m respectively in share compensation costs across all its share plans for the 2008, 2007 and 2006 financial years. The share option programmes are operated by the Inmarsat group as a whole and not by individual company. Consequently the information on each of the programmes set out below reflects the activity for the entire Inmarsat group. Total share-based compensation costs are recognized over the vesting period of the options ranging from one to four years.

In November 2004, Inmarsat plc (the ultimate parent company) adopted the Staff Value Participation Plan (the “2004 Plan”). 219,020 A ordinary shares were granted under the 2004 Plan to eligible Directors or employees of the Group. A second grant of options over 7,140 A ordinary shares was made under the 2004 Plan to employees in January 2005. As part of the IPO, the A ordinary shares were converted following a 1 for 20 share split into ordinary shares. A third grant of options over 1,175,240 ordinary shares of €0.0005 each was approved in May 2005 under the 2004 Plan and granted to employees in June 2005. Both subsequent grants were made on equivalent terms to the initial grant in November 2004.

All options granted under the 2004 Plan and held by optionholders have now vested and are exercisable. Whenever options are exercised under the 2004 Plan, the holder must pay a de minimis charge of €1 for each tranche of options exercised. The options expire 10 years from the date of grant. Following the exercise of options granted under the 2004 Plan, shares are transferred to the optionholders from the Inmarsat Employees’ Share Ownership Plan Trust (“the Trust”) (resident in Guernsey). No new shares have been issued to satisfy the exercise of these options.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	Employee Share Options (Continued)

A summary of share option activity for the 2004 plan as at 31 December 2008 is as follows:

	Shares available for grant	Options outstanding	Weighted average exercise price per Option
Balance at 1 January 2007	58,367	748,295	£3.60
Granted re Share Incentive Plan (10 April 2007)	(15,926)	—
Forfeited	930	(930)
Exercised	—	(435,673)	£4.10
Exercised re International Sharesave Scheme	(2,467)	—
Market purchase of shares (26 November 2007)	1,000,000	—

Balance at 31 December 2007	1,040,904	311,692	£3.64

Forfeited	180	(180)
Exercised	—	(122,551)	£4.74
Exercised re International Sharesave Scheme	(28,926)	—
Market purchase of shares (30 October 2008)	10,000	—

Balance at 31 December 2008	1,022,158	188,961	£3.75

Exercisable at 31 December 2008	—	188,961

Exercise Price per tranche	—	€1.00

The weighted average of the remaining contractual life for the 2004 plan as at 31 December 2008 is 6.0 years.

Prior to Inmarsat plc (the ultimate parent company) being publicly quoted, the exercise price of the options under the A ordinary shares issued in the 2004 Plan of Inmarsat plc was de minimis in nature, accordingly the fair value of each option is equivalent to the fair value of the underlying share at the date of the grant. This fair value of US$12.50 per share (before any adjustment for the share split in June 2005) was estimated by calculating a range of potential values using analysis of comparable quoted shares, discounted cash flows and comparable transactions. The fair value within this range was then selected by the Directors using the analysis which had been prepared.

For the options granted under the 2004 Plan in June 2005 (before share split), the fair value was estimated by the Directors to be US$30.00 per share. The US$30.00 was calculated using a similar methodology as the Directors of Inmarsat plc continued to believe that the ‘discounted trading multiple’ approach was the most appropriate.

Inmarsat plc also operates a Bonus Share Plan (“BSP”). The following awards under the BSP have been made to the Executive Directors and certain members of senior management:

•

during 2006, awards of shares were made relating to a monetary award determined in May 2005 and September 2005. These awards vested in three equal tranches following the announcement of the Preliminary Results for each of the financial years 2006, 2007 and 2008;

•

during 2008, awards of shares were made relating to a monetary award determined in March, May and September 2007. These awards vested and will vest (subject to continued employment) in three equal tranches following the announcement of the Preliminary Results for each of the financial years 2008, 2009 and 2010; and

•

during 2009, awards of shares were made relating to a monetary award determined in March 2008. These awards will vest in three equal tranches following the announcement of the Preliminary Results for each of the financial years 2010, 2011 and 2012.

•

during 2009, a monetary award was made, which subject to achievement of the performance conditions, will be converted to an award of shares in March 2010. These shares will then vest in March 2011, 2012 and 2013.

Awards are made in the form of a conditional allocation of shares. The performance conditions attached to the BSP are non-market based performance conditions. Dividends will accrue and be added as additional shares upon vesting. Details of the operation of the BSP can be found in the Directors’ Remuneration Report.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	Employee Share Options (Continued)

The rules of the BSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of the Company to satisfy the awards using newly-issued shares.

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

Inmarsat plc also operates a Performance Share Plan (“PSP”) under which the first share award was made on 31 May 2005 in the form of a conditional allocation of shares. The number of shares subject to the award was determined by reference to the price at which the shares were offered for sale upon the listing of Inmarsat plc on the London Stock Exchange in June 2005 of £2.45 per share. Participants are entitled to receive the value of any dividends that are paid during the vesting period in the form of cash or additional shares. In March 2008, 100% of theses chares vested.

Additional share awards were made in September 2005, March 2007, March 2008 and March 2009 with the reference price in determining the number of shares of £3.24, £3.95, £4.39 and £4.57 respectively (market value of shares on the date of grant).

The PSP shares will not normally be transferred to participants until the third anniversary of the award date. The transfer of shares is dependent upon the performance condition being satisfied over the three consecutive financial years starting in the financial year the award date falls. The rules of the PSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of Inmarsat plc to satisfy the awards using shares only at the end of the three year period unless a participant leaves and is entitled under the Rules to receive a proportionate award and the performance condition has been met.

The performance condition is based on the Group’s Total Shareholder Return (“TSR”) relative to constituents of the FTSE 350 index (excluding investment trusts) and a non-market based condition, based on EBITDA measured over a three-year period. The vesting schedule for PSP awards is structured so that the shape of the vesting schedule is determined by both TSR and EBITDA performance. The market based performance condition has been incorporated into the valuation. The fair value of the allocation and the assumptions used in the calculation are as follows:

	Performance Share Plan				CEO award
Grant date	31 May 2005	29 September 2005	29 March 2007	19 March 2008	28 September 2007
Grant price	£2.45	£3.24	£3.95	£4.39	£4.49
Exercise price	nil	nil	nil	nil	nil
Bad leaver rate	0%	0%	0%	0%	0%
Vesting period	3 years	3 years	3 years	3 years	3 years
Expected correlation between any pair of shares in PSP comparator group	12%	10%	n/a	n/a	n/a
Volatility	36%	34%	27%	28.5%	28%
Fair value per share option	£1.34	£2.20	£2.15	£2.40	£2.65

Both the BSP and PSP share awards expire 10 years after date of grant. The weighted average of the remaining contractual life for both the BSP and PSP share awards at 31 December 2008 is 8.5 and 7.3 years respectively.

Following the announcement on 28 September 2007 that Andrew Sukawaty has agreed to remain in the joint role of Chairman and Chief Executive Officer of Inmarsat plc for a further period, expected to be not less than two years, the Remuneration Committee made him an exceptional award of one million incentive shares conditional upon the delivery of significant share price growth. The mid-closing share price on 27 September 2007 was £4.49 per share. No shares will be earned unless, three years after grant, the share price reaches a minimum price of £5.50. For performance above this level, shares will be earned pro-rata up to a share price of £7.25 at which the full award will be earned. A further award over 700,000 shares could be earned if, at the time that performance is assessed, the share price has reached £9.25. If the share price is below £7.25, none of the additional shares would be earned and if between £7.25 and £9.25, shares would be earned pro-rata up to a share price of £9.25.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	Employee Share Options (Continued)

The share price performance condition will be assessed on the basis of the average closing price of Inmarsat shares over the last 20 trading days of the performance period. Additional shares will accrue representing the value of dividends paid during the performance period on the number of shares that ultimately vest.

The Remuneration Committee anticipates that if an award of shares is made to Mr Sukawaty, then the share price performance will have out-performed the FTSE 350 index (excluding investment trusts). However, in the event that this is not the case, the Remuneration Committee retains the discretion to scale back the award of shares by up to 50% of the proposed share award.

The Trust purchased one million shares on 26 November 2007 to hold against the satisfaction of the award. This has been funded through a loan from Inmarsat plc to the Trust.

Inmarsat plc also operates a UK Sharesave Scheme. The Sharesave Scheme is an HM Revenue & Customs approved scheme open to all UK PAYE-paying permanent employees. The maximum that can be saved each month by an employee is £250. Savings over the period plus interest may be used to acquire shares by exercising the related option at the end of the three-year savings contract. Options are exercisable for a period of up to six months following the end of the three year savings contract and under certain circumstances if an employee leaves the Group. No dividends are accumulated on options during the vesting period. Newly issued shares will be used to satisfy the options.

The first grant under the Sharesave Scheme was made in July 2005 with an option price of £2.24 per ordinary share (a 20% discount to market value of the shares on the first invitation date (23 June 2005)). The first grant matured on 1 September 2008.

A second grant under the Sharesave Scheme was made in December 2008 with an option price of £3.06 per ordinary share (a 20% discount to the average market value of the shares in the week prior to the invitation date (17-21 November 2008)).

Inmarsat plc also operates an International Sharesave Plan which mirrors the operation of the UK Sharesave Scheme as closely as possible. However, instead of receiving a share option, participants receive the spread between the share price at the end of the vesting period and the exercise price, delivered (at Inmarsat plc’s discretion) in cash or shares. It is Inmarsat plc’s intention to satisfy the awards using shares only—some of which are held by the Trust and some of which will be newly-issued.

The first grant under the International Sharesave Plan was made in October 2005 with an option price of £2.24 per ordinary share. The first grant matured on 1 September 2008.

A second grant under the International Sharesave Plan was made in December 2008 with an option price of £3.06 per ordinary share.

Options under the UK Sharesave Scheme and International Sharesave Plan expire after a maximum of 3.5 years following the initial savings payment having been made. The weighted average of the remaining contractual life for the first grant of the UK Sharesave Scheme and International Sharesave Plan at 31 December 2008 is 0.1 and 0.3 years respectively. The weighted average of the remaining contractual life for the second grant of the UK Sharesave Scheme and International Sharesave Plan at 31 December 2008 is 3.5 years and 3.5 years, respectively.

Options under both the UK Sharesave Scheme and International Sharesave Plan have been valued using the Black Scholes model with the following assumptions:

	Sharesave Scheme (UK)	Sharesave Scheme (UK)	Sharesave Plan (International)	Sharesave Plan (International)
Grant date	21 July 2005	15 December 2008	19 October 2005	15 December 2008
Market price date of Grant	£3.14	£4.44	£2.80	£4.44
Exercise price	£2.24	£3.06	£2.24	£3.06
Bad leaver rate	5%pa	3%pa	5%pa	3%pa
Vesting period	3 years	3 years	3 years	3 years
Volatility	35%	33.2%	34%	33.2%
Dividend yield assumption	3.6%	3.36%	2.8%	3.36%
Risk free interest rate	4.25%	2.46%	4.25%	2.46%
Fair value per option	£1.10	£1.50	£0.90	£1.50

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	Employee Share Options (Continued)

The historic volatility is based on the constituents of the FTSE 350 Telecoms Service Index, which was measured over three years to each of the grant dates. The volatility assumption used for each of the awards is based on median volatility for the constituents of the sector.

Awards under the UK Share Incentive Plan (“SIP”) were made on 7 April 2006 and 10 April 2007. The SIP is an HM Revenue & Customs approved plan open to all UK permanent employees and operates in conjunction with a UK tax-resident trust which holds shares on behalf of participating employees. Under the SIP, Inmarsat plc can award ‘Free Shares’ (up to a maximum value of £3,000) to employees. Employees can also acquire ‘Partnership Shares’ from their salary up to a maximum of £1,500 per annum and Inmarsat plc will match this with up to two free ‘Matching Shares’ per ‘Partnership Share’ (equivalent to a maximum value of £3,000 per annum). The market value per ordinary share at the date of the award were £3.77 (2006) and £4.14 (2007).

Arrangements were put in place for eligible overseas employees to replicate both awards under the SIP as closely as possible. Additional arrangements have also been put in place for employees to acquire shares over the capped amounts in relation to the SIP award in 2006. On 7 April 2006, in aggregate 57,872 ordinary shares of €0.0005 each were awarded to eligible employees from the Inmarsat Employees’ Share Ownership Plan Trust in respect of the award to overseas employees and the additional award to certain employees. On 10 April 2007, 15,926 ordinary shares of €0.0005 each were awarded to eligible overseas employees to replicate the SIP award. The same market value per ordinary share was used as for the SIP for each award.

No Executive Director or member of the Executive Management Board applied to participate in the SIP or equivalent overseas arrangements.

A summary of share awards and option activity as at 31 December 2008 (excluding the 2004 Plan which is noted above) is as follows:

Share Awards and options outstanding	Share Incentive Plan (UK)	Share Incentive Plan (International and Unapproved)	CEO Share Incentive Award(a)	BSP	Performance Share Plan	Sharesave Scheme (UK)	Sharesave Plan (International)	Total
Balance at 1 January 2007	407,227	48,673	—	215,542	807,869	747,542	103,340	2,330,193

Granted/Allocated	216,114	15,926	1,000,000	945,035	120,764	—	—	2,297,839
Lapsed	—	—	—	—	(22,043)	(52,001)	(14,456)	(88,500)
Exercised	—	—	—	—	—	(5,342)	(2,460)	(7,802)
Transferred/Sold	(50,623)	(986)	—	(80,879)	(14,692)	—	—	(147,180)

Balance at 31 December 2007	572,718	63,613	1,000,000	1,079,698	891,898	690,199	86,424	4,384,550

Granted/Allocated	—	—	—	4,609	394,126	832,097	165,447	1,396,279
Lapsed	—	—	—	(23,589)	—	(5,920)	(500)	(30,009)
Exercised	—	—	—	—	—	(624,470)	(79,158)	(703,628)
Transferred/Sold	(22,811)	(5,491)	—	(91,480)	(845,815)	—	—	(965,597)

Balance at 31 December 2008	549,907	58,122	1,000,000	969,238	440,209	891,906	172,213	4,081,595

Exercisable at 31 December 2008	—	—	—	—	—	59,809	6,766	66,575

Exercise Price per share	n/a	n/a	nil	nil	nil	(b )	(c )	nil

(a)	As described previously, a further award over 700,000 shares could be earned if, after three years from grant, the share price has reached £9.25 per share.
(b)	The first grant under the UK Sharesave scheme in 2005 has an exercise price of £2.24.
The second grant under the UK Sharesave scheme in 2008 has an exercise price of £3.06.
(c)	The first grant under the International Sharesave plan in 2005 has an exercise price of £2.24.
The second grant under the International Sharesave plan in 2008 has an exercise price of £3.06.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.	Reserves

	Share premium account	Other reserve	Retained earnings
	(US$ in millions)
Balance at 1 January 2007	582.8	14.4	579.9
Profit for the year	—	—	153.9
Dividends payable	—	—	(135.3)
Share option charge	—	4.0	—
Actuarial gains from pension and post-retirement benefits	—	—	7.1
Movement on deferred tax relating to pension and post-retirement benefits	—	—	(2.1)

Balance at 31 December 2007	582.8	18.4	603.5

Profit for the year	—	—	421.6
Dividends payable	—	—	(159.6)
Share option charge	—	7.3	—
Actuarial losses from pension and post-retirement benefits	—	—	(11.1)
Movement on deferred tax relating to pension and post-retirement benefits	—	—	2.9

Balance at 31 December 2008	582.8	25.7	857.3

Other reserves as at 31 December 2008 includes US$18.1m (2007: US$10.8m) recognized in line with FRS 20, ‘Share-based Payment’, for the Group’s share option plans. The Group recognizes charges relating to share options granted over the vesting period. See note 19.

21.	Notes to cash flow statement

Reconciliation of operating profit to net cash inflow from operating activities:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Operating profit	268.4	207.4	168.4
Depreciation	156.9	172.4	158.4
Amortization	7.5	7.6	7.0
Non-cash effect of issue of share capital to employees	8.5	5.2	5.2
Increase in stocks	(0.1)	(4.0)	(0.5)
(Increase)/decrease in debtors	(10.5)	0.2	(0.9)
Decrease in creditors	(1.4)	(32.3)	(46.5)
(Decrease)/increase in provisions	(3.5)	(3.5)	0.6

Net cash inflow from operating activities	425.8	353.0	291.7

Reconciliation of net cash flow to movement in net debt:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Net debt at beginning of year	18.8	(39.3)	(34.2)
Decrease/(increase) in cash in the year	3.7	(0.2)	(0.8)
Movements in liquid resources	(18.0)	8.3	(4.3)
Revolving Credit Facility	(50.0)	50.0	—

Net debt	(45.5)	18.8	(39.3)

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.	Notes to cash flow statement (Continued)

Analysis of net debt:

	Cash at bank and in hand	Overdraft	Cash at bank less overdrafts	Short-term investments	Revolving Credit Facility	Total
	(US$ in millions)
At 1 January 2006	(1.4)	0.9	(0.5)	(33.7)	—	(34.2)
Net cash flow	(0.1)	(0.7)	(0.8)	(4.3)	—	(5.1)

At 31 December 2006	(1.5)	0.2	(1.3)	(38.0)	—	(39.3)

Net cash flow	(0.1)	(0.1)	(0.2)	8.3	50.0	58.1

At 31 December 2007	(1.6)	0.1	(1.5)	(29.7)	50.0	18.8

Net cash flow	(1.9)	5.6	3.7	(18.0)	(50.0)	(64.3)

At 31 December 2008	(3.5)	5.7	2.2	(47.7)	—	(45.5)

22.	Pension arrangements and post-retirement benefits

The Group’s hybrid pension plan, including defined benefit and defined contribution elements, commenced on 15 April 1999. Initial funding requirements were based on actuarial assumptions.

The Group operates pension schemes in each of its principal locations. The UK scheme has two plans, a defined benefit scheme, which is closed to new employees, and a defined contribution plan. The defined benefit scheme is funded and its assets are held in a separate fund administered by a corporate trustee. US$2.0m was credited in the Profit and Loss Account in the year ended 31 December 2008 in respect of the defined benefit section of the scheme, net of a foreign exchange gain of US$2.9m (2007: US$2.0m charged net of a foreign exchange gain of US$0.1m, 2006: US$6.4m charged net of a foreign exchange loss of US$2.0m).

The defined benefit section of the hybrid scheme was valued using the projected unit method with the formal valuation undertaken by professionally qualified and independent actuaries, Watson Wyatt LLP, as at 31 December 2005. The actuarial valuation of the assets of the scheme at that date, net of liabilities, was US$8.9m. The results of the valuation have been updated for any material transactions and material changes in circumstances (including changes in market prices and interest rates) up to 31 December 2008. The results of this updated valuation as at 31 December 2008, for the purposes of the disclosures required by FRS17, ‘Accounting for Retirement benefits’, are set out below.

The assets held in respect of the defined benefit section of the UK Scheme and the expected rates of return were:

	As at 31 December
	2008		2007		2006
	Value	Long-term rate of return expected	Value	Long-term rate of return expected	Value	Long-term rate of return expected
	(US$ in millions)		(US$ in millions)		(US$ in millions)
Equities	29.5	8.15%	43.5	7.75%	37.0	7.60%
Bonds	4.2	5.40%	5.8	5.15%	4.1	4.80%
Other	1.3	6.80%	2.3	6.45%	—	—
Cash(a)	—	3.95%	—	4.35%	—	4.10%

Total market value of assets	35.0		51.6		41.1

(a)	As at 31 December 2008 US$1,440 was held in cash (2007: US$nil, 2006: US$14,000).

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

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.	Pension arrangements and post-retirement benefits (Continued)

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

The obligation under these plans was determined by the application of the terms of medical plans, together with relevant actuarial assumptions and healthcare cost trend rates. The long-term rate of medical expense inflation used in the actuarial calculations is 4.0% per annum in excess of the rate of general price inflation of 3.15% (2007: 4.0% in excess of 3.45%, 2006: 4.0% in excess of 3.10%). The discount rate used in determining the accumulated post-retirement benefit obligation was 6.10% at 31 December 2008 (2007: 5.80%, 2006: 5.10%).

The major actuarial assumptions used to calculate the scheme liabilities under FRS 17 as at 31 December 2008, 2007 and 2006 were:

	As at 31 December
	2008	2007	2006
Future salary increases	5.15%	5.45%	5.10%
Future pension increases	3.15%	3.45%	3.10%
Discount rate	6.10%	5.80%	5.10%
Inflation assumption	3.15%	3.45%	3.10%
Medical cost trend rate	7.15%	7.45%	7.10%

The mortality assumption has been updated to reflect experience and expected changes in future improvements in life expectancy. The average life expectancy assumptions are as follows:

	2008	2007	2006
	Number of years
Male (on retirement at age 65)	86.2	85.0	85.0
Female (on retirement at age 65)	89.5	88.2	88.2

For 2007 mortality has been assumed to follow the standard tables PA92C2006 rated down by one year and with a 0.25% reduction to the discount rate in payment to allow for future mortality improvements (which is equivalent to a future improvement in life expectancy of approximately one year in every ten years). For 2008, mortality has been assumed to follow the standard tables PA92C2006 with the improvement allowance of 0.25% replaced with medium cohort improvements.

The following amounts in respect of all post-retirement benefits, as at 31 December 2008 and 2007, were measured in accordance with the requirements of FRS 17:

	As at 31 December 2008			As at 31 December 2007
	Post- retirement healthcare	Pension benefits	Total	Post- retirement healthcare	Pension benefits	Total
	(US$ in millions)
Total market value of assets	—	35.0	35.0	—	51.6	51.6
Present value of plan liabilities	(19.8)	(40.9)	(60.7)	(22.3)	(56.7)	(79.0)

Deficit in the plan	(19.8)	(5.9)	(25.7)	(22.3)	(5.1)	(27.4)
Related deferred tax asset	4.8	1.7	6.5	6.2	1.4	7.6

Net liability	(15.0)	(4.2)	(19.2)	(16.1)	(3.7)	(19.8)

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.	Pension arrangements and post-retirement benefits (Continued)

The amounts recognized in the consolidated financial statements in the years ended 31 December 2008, 2007 and 2006 in respect of all post-retirement benefits are set out below. Post-retirement healthcare service costs are included within wages and salaries; defined benefit service costs are included within pension costs; and foreign exchange gains and losses are included within other finance costs. The total pension cost for the year ended 31 December 2008 of US$5.2m (2007: US$5.4m, 2006: US$7.2m) as disclosed in note 3 includes US$3.6m in respect of defined contribution pension costs (2007: US$3.0m, 2006: US$2.9m).

	Year ended 31 December 2008			Year ended 31 December 2007
	Post- retirement healthcare	Pension benefits	Total	Post- retirement healthcare	Pension benefits	Total
	(US$ in millions)
Operating profit
Current service cost	0.8	1.6	2.4	0.8	2.4	3.2
Foreign exchange gains	—	—	—	—	—	—

Total operating charge	0.8	1.6	2.4	0.8	2.4	3.2

Other finance (income)/costs
Foreign exchange (gains)/losses	(6.9)	(2.9)	(9.8)	0.6	(0.1)	0.5
Expected return on pension scheme assets	—	(4.0)	(4.0)	—	(2.9)	(2.9)
Interest on pension scheme liabilities	1.3	3.3	4.6	1.0	2.6	3.6

Net return	(5.6)	(3.6)	(9.2)	1.6	(0.4)	1.2

Statement of Total Recognized Gains and Losses
Actual return less expected return on pension scheme assets	—	14.7	14.7	—	(0.3)	(0.3)
Experience losses/(gains) arising on the scheme liabilities	7.1	—	7.1	(0.3)	—	(0.3)
Changes in assumptions underlying the present value of scheme liabilities	(4.5)	(6.2)	(10.7)	(1.6)	(4.9)	(6.5)

Actuarial losses/(gains) recognized in Statement of Total Recognized Gains and Losses	2.6	8.5	11.1	(1.9)	(5.2)	(7.1)

Movements in deficit during the year
Deficit in scheme at beginning of the year	(22.3)	(5.1)	(27.4)	(22.0)	(13.6)	(35.6)
Movement in year:
Current service cost	(0.8)	(1.6)	(2.4)	(0.8)	(2.4)	(3.2)
Contributions	—	5.7	5.7	—	5.3	5.3
Benefits paid	0.3	—	0.3	0.2	—	0.2
Other finance costs (excluding foreign exchange)	(1.3)	0.7	(0.6)	(1.0)	0.3	(0.7)
Foreign exchange gains/(losses)	6.9	2.9	9.8	(0.6)	0.1	(0.5)
Actuarial (losses)/gains	(2.6)	(8.5)	(11.1)	1.9	5.2	7.1

Deficit in scheme at end of year	(19.8)	(5.9)	(25.7)	(22.3)	(5.1)	(27.4)

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.	Pension arrangements and post-retirement benefits (Continued)

	Year ended 31 December 2006
	Post- retirement healthcare	Pension benefits	Total
	(US$ in millions)
Operating profit
Current service cost	0.8	4.3	5.1
Foreign exchange gains	—	—	—

Total operating charge	0.8	4.3	5.1

Other finance costs
Foreign exchange losses	2.7	2.0	4.7
Expected return on pension scheme assets	—	(2.2)	(2.2)
Interest on pension scheme liabilities	0.9	2.3	3.2

Net return	3.6	2.1	5.7

Statement of Total Recognized Gains and Losses
Actual return less expected return on pension scheme assets	—	0.2	0.2
Experience gains arising on the scheme liabilities	(0.3)	(3.6)	(3.9)
Changes in assumptions underlying the present value of scheme liabilities	(0.4)	(1.2)	(1.6)

Actuarial gains recognized in Statement of Total Recognized Gains and Losses	(0.7)	(4.6)	(5.3)

Movements in deficit during the year
Deficit in scheme at beginning of the year	(18.5)	(17.3)	(35.8)
Movement in year:
Current service cost	(0.8)	(4.3)	(5.1)
Contributions	—	5.5	5.5
Benefits paid	0.2	—	0.2
Other finance costs (excluding foreign exchange)	(0.9)	(0.1)	(1.0)
Foreign exchange losses	(2.7)	(2.0)	(4.7)
Actuarial gains	0.7	4.6	5.3

Deficit in scheme at end of year	(22.0)	(13.6)	(35.6)

Pension benefits history of experience gains and losses

	Year ended 31 December
	2008	2007	2006	2005
Difference between the expected and actual return on scheme assets:
Amount (US$ in millions)	14.7	(0.3)	0.2	(3.9)
Percentage of scheme assets	42.00%	0.58%	0.49%	(14.01)%
Experience gains on scheme liabilities:
Amount (US$ in millions)	—	—	(3.6)	(0.2)
Percentage of present value of the scheme liabilities	0.00%	0.00%	(6.58)%	(0.37)%
Total amount recognized in Statement of Total Recognized Gains and Losses:
Amount (US$ in millions)	8.5	(5.2)	(4.6)	2.7
Percentage of present value of the scheme liabilities	(20.78)%	(9.17)%	(8.41)%	5.97%

Post-retirement healthcare history of experience gains and losses

	Year ended 31 December
	2008	2007	2006	2005
Experience losses and (gains) on scheme liabilities:
Amount (US$ in millions)	7.1	(0.3)	(0.3)	0.7
Percentage of present value of the scheme liabilities	35.86%	(1.35)%	(1.36)%	3.90%
Total amount recognized in Statement of Total Recognized Gains and Losses:
Amount (US$ in millions)	2.6	(1.9)	(0.7)	5.7
Percentage of present value of the scheme liabilities	13.13%	(8.52)%	(3.18)%	30.70%

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.	Capital commitments

The Group had authorized and contracted but not provided for capital commitments as at 31 December 2008 of US$366.9m (2007: US$482.2m). These amounts primarily represent commitments in respect of the Alphasat project, the launch of the Inmarsat-4 F3 satellite, Hawaii SAS site, satellite phone handset development and BGAN services.

24.	Contingencies

During 2007, an assessment was made against us for VAT payable in relation to the sale of our head office which took place in 2004. The total amount of the assessment, including penalties is estimated to be approximately £10.0m-£12.0m. (US$14.4m-US$17.3m, based on the 31 December 2008 exchange rate between the US dollar and Pounds Sterling). We have sought external advice and are appealing the assessment as well as considering other strategies to mitigate the position. We do not believe that a material loss is probable, and therefore no provision has been made in these financial statements. We cannot currently estimate the amount of time that will be required to settle this matter.

25.	Operating lease commitments

The Group had the following annual commitments under non-cancelable operating leases which expire:

	As at 31 December
	2008	2007	2006
	(US$ in millions)
Land and buildings
Within one year	0.1	0.3	—
Within two to five years	0.2	0.7	0.9
After five years	9.2	9.3	8.1
Other
Within one year	3.0	10.7	0.2
Within two to five years	6.2	10.2	10.8
After five years	—	0.5	—

	18.7	31.7	20.0

Land and buildings relates primarily to the 25-year leaseback of head office building at 99 City Road, London.

At 31 December 2008 the Group, in addition to the above operating lease commitments, is contracted to pay warranty costs relating to the BGAN programme of US$nil over the next year (2007: US$1.5m over the next year, 2006: US$3.7m over the next two years).

26.	Derivative financial instruments

Forward foreign exchange

The following table sets out the face value and fair value of forward foreign exchange contracts outstanding for the Company as at 31 December 2008 and 2007:

	As at 31 December 2008
Outstanding forward foreign exchange contracts (In millions)	Face value	Maturing within 1 year	Maturing between 1 and 2 years	Maturing between 2 and 5 years	Fair value (US$)
GBP contracts	£94.6	£67.6	£27.0	—	(32.3)
Euro contracts	€135.1	€19.2	€26.8	€89.1	8.8
Canadian dollar contracts	$2.0	$2.0	—	—	(0.4)

					(23.9)

	As at 31 December 2007
Outstanding forward foreign exchange contracts (In millions)	Face value	Maturing within 1 year	Maturing between 1 and 2 years	Maturing between 2 and 5 years	Fair value (US$)
GBP contracts	£65.0	£65.0	—	—	(1.9)
Euro contracts	€8.9	€8.9	—	—	—

					(1.9)

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.	Related party transactions

The Company being a 100% owned subsidiary of Inmarsat Group Limited is exempt under paragraph 17 of FRS 8, ‘Related Party Transactions’, from the requirements to disclose transactions with entities that are part of the group.

Following the transaction between Inmarsat plc and Communications Investment Partners Limited (“CIP Limited”) on 11 December 2007, the Directors consider that from this date, CIP UK Holdings Limited (“CIP UK”) and its subsidiaries (together “CIP”) were related parties of the Group by virtue of the common control provisions of FRS 8, ‘Related party disclosures’. Although Inmarsat plc does not hold an equity interest in, nor have any control over the financial and operating policies or any entitlement to receive dividends from CIP UK, under IFRS (more specifically Standing Interpretations Committee (“SIC”) 12, ‘Consolidation—Special Purpose Entities’ (“SPE”)) the Inmarsat plc group is required to consolidate the financial results of CIP UK, as it meets the IAS 27/SIC12 definition of a SPE given that the Inmarsat plc group is deemed to bear the risks and economic benefits of CIP UK. Revenue earned by the Group from CIP for the year ended 31 December 2008 was US$256.4m (for the period 11 December to 31 December 2007: US$12.1m). Other trading between the Group and CIP was not material to either party for the year ended 31 December 2008 and the period 11 December to 31 December 2007. The amount held in accounts receivable owing from CIP at 31 December 2008 was US$78.7m (2007: US$69.4m).

28.	Principal subsidiary undertakings

The following subsidiaries are included in the consolidated financial information:

	Principal activity	Country of registration and operation	Interest in issued ordinary share capital at 31 December
			2008	2007
Inmarsat Global Limited	Satellite telecommunications	England and Wales	100%	100%
Inmarsat Employment Company Limited	Employment company	Jersey	100%	100%
Inmarsat Inc	Service provider	USA	100%	100%
Inmarsat Employee Share Plan Trustees Limited	Corporate trustee	England and Wales	100%	100%
Inmarsat Trustee Company Limited	Corporate trustee	England and Wales	100%	100%
Inmarsat Brasil Limitada	Legal representative of Inmarsat	Brazil	99.9%	99.9%
Inmarsat Leasing Limited	Satellite leasing	England and Wales	100%	100%
Inmarsat (IP) Company Limited	Intellectual property holding company	England and Wales	100%	100%
Inmarsat Leasing (Two) Limited	Satellite leasing	England and Wales	100%	100%
Inmarsat Services Limited	Employment company	England and Wales	100%	100%
Inmarsat Launch Company Limited	Satellite launch Company	Isle of Man	100%	100%
EuropaSat Limited	Dormant	England and Wales	100%	100%
Inmarsat Navigation Ventures Limited	Dormant	England and Wales	100%	100%
Inmarsat B.V.	Service provider	The Netherlands	100%	100%
PT ISAT	Management and business consulting services	Indonesia	100%	100%
Inmarsat US Holdings Inc.	Holding company	USA	100%	100%
Inmarsat Government Services Inc.	Service provider	USA	100%	—
Inmarsat Hawaii Inc.	Service provider	USA	100%	100%
Inmarsat Canada Holdings Inc.	Holding Company	Canada	100%	—

Galileo Ventures Limited changed its name to EuropaSat Limited on 10 July 2008.

Inmarsat Government Services Inc. was incorporated on 26 June 2008.

Inmarsat Canada Holdings Inc. was incorporated on 4 December 2008.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.	Parent Undertaking and Ultimate Controlling Party

The Company’s parent undertaking is Inmarsat Investments Limited and ultimate controlling party is Inmarsat plc, both incorporated in Great Britain and registered in England and Wales. The largest and smallest groups into which the results of the Company are consolidated are headed by Inmarsat plc and the Company respectively. Copies of the Inmarsat plc and Inmarsat Investments Limited consolidated financial statements can be obtained from the Company Secretary at 99 City Road, London, EC1Y 1AX.

30.	Events after the balance sheet date

A final dividend in respect of 2008 amounting to US$86.5m was declared by the Directors on 24 April 2009, to be paid to Inmarsat Investments Limited. This dividend has not been recognized as a liability as at 31 December 2008.

Subsequent to 31 December 2008, other than the events discussed above, there have been no other material events which would affect the information reflected in the consolidated financial statements of the Group.

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

The following tables contain a summary of the material adjustments to profit for the financial year between UK GAAP and US GAAP:

		Year ended 31 December
	Note	2008	2007	2006
		(US$ in millions)
Profit for the financial year as reported under UK GAAP		421.6	153.9	182.8
US GAAP adjustments:
Pension plans	a	(2.5)	(0.1)	—
Post-retirement healthcare	a	(0.8)	(0.4)	0.2
Financial instruments	b	(2.4)	(1.3)	1.9
Foreign exchange translation	b	0.4	—	(0.2)
Taxation	c	(198.5)	20.8	12.2
Development costs and amortization	d	1.7	0.9	3.4
Depreciation on tangibles	e	(1.2)	(1.2)	(1.2)
Amortization on intangibles	g	(2.8)	(5.6)	(5.6)
Cumulative translation adjustment	h	—	—	11.7
Interest on bank loans and subordinated parent company debt	i	(88.5)	(89.5)	(95.4)
Capitalized interest	j	30.2	25.3	27.5
Deferred income on sale and leaseback	k	3.2	0.3	0.3
UK National Insurance on stock options	l	(0.3)	—	0.2
Network and satellite operation costs and amortization	m	0.6	0.6	0.6
Facility fee and amortization	o	—	—	(2.5)

Total adjustments		(262.3)	(50.2)	(46.9)

Net income under US GAAP		159.3	103.7	135.9

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

The following table contains a summary of the material adjustments to shareholders’ funds between UK GAAP and US GAAP:

	Note	As at 31 December
		2008	2007
		(US$ in millions)
Total shareholders funds as reported under UK GAAP		1,483.4	1,222.3
US GAAP adjustments:
Pension plans	a	(1.1)	(1.6)
Post-retirement healthcare	a	—	—
Financial instruments	b	(23.9)	(2.0)
Taxation	c	(262.6)	(44.1)
Development costs	d	(55.2)	(56.8)
Foreign exchange translation	b	4.3	(0.9)
Tangible assets	e	(1.1)	(2.3)
Goodwill	f	247.2	247.2
Intangibles other than goodwill	g	90.3	92.5
Bank loans and subordinated parent company debt	i	(1,320.9)	(1,210.4)
Capitalized interest	j	225.5	195.3
Deferred income on sale and leaseback	k	(53.5)	(56.7)
UK National Insurance on stock options	l	2.6	2.8
Network and satellite operation costs and amortization	m	(6.7)	(7.3)
Investment property	n	(5.5)	(5.5)

Total US GAAP adjustments		(1,160.6)	(849.8)

Shareholders’ equity under US GAAP		322.8	372.5

A summary of the principal differences and additional disclosures applicable to the Group are set out below:

(a) Pension plans

Under UK and US GAAP different methods and assumptions are used to determine the pension expense. The principal differences are set out below.

Under UK GAAP, pension and post retirement costs credited/charged against profits relating to the Company’s pension schemes are accounted for in accordance with FRS17, ‘Accounting for Retirement benefits’. Actuarial gains and losses arising from one valuation to the next are amortized through the statement of total recognized gains and losses. Under US GAAP, all actuarial gains and losses in excess of the corridor are recognized over the average remaining service life of the employees. As of 31 December 2006, the Company adopted SFAS 158, ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans’ (“SFAS 158”), which requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability on the balance sheet and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. Prior to the adoption of SFAS 158, the Company recognized an additional minimum pension liability to the extent that the value of benefits accrued based on employee service up to the Balance Sheet date (the accumulated benefit obligation) exceeded the value of plan assets, and the excess was greater than any accrual already established for unfunded pension costs. The transitional adjustment required on adoption of SFAS 158 was recorded as an adjustment to the 2006 year-end balance of accumulated other comprehensive income.

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

SFAS 133, ‘Accounting for Derivatives and Hedging Activities’ and related standards, adopted effective 1 January 2001, establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activity. Changes in the fair value of derivatives are recorded in each year in current earnings or other comprehensive income, depending on whether a derivative is designated and documented as part of a hedge transaction and, if it is, the type of hedge transaction. The Group uses various derivative instruments, to hedge anticipated foreign currency expenditures. These contracts provide economic hedging to the Company.

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

(c) Taxation

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

On 8 March 2007, one of the group companies, Inmarsat Global Limited, granted a finance lease (the “Head lease”) over the three Inmarsat-4 satellites to a fellow group company, Inmarsat Leasing (Two) Limited for a period equal to the remaining life of the assets. Inmarsat Global Limited has retained legal title to the assets although economic ownership passed to Inmarsat Leasing (Two) Limited. The transaction was reflected as a disposal at net book value therefore giving rise to neither a profit nor loss on disposal. During 2008, under UK GAAP, the Group recorded a deferred tax asset relating to the tax benefit expected to arise relating to this transaction because it was now considered likely that the benefit would be realised. Under US GAAP, the recognition of any deferred tax asset relating to the increase in tax basis in the buyer's tax jurisdiction arising on the sale of assets between group companies is prohibited.

(d) Development costs

Under UK GAAP, the Company capitalizes development costs associated with the development of the User Terminals (“UT”) for BGAN services. Under US GAAP these development costs are expensed as incurred. Due to the non capitalization of UT development costs the associated amortization recorded under UK GAAP is not recognized for US GAAP purposes.

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

(h) Cumulative translation reserve

On 15 December 2006, the Group settled a finance lease receivable (which had been sold along with Inmarsat Burses Limited on 11 December 2006) which resulted in additional income under US GAAP due to the recognition of the related cumulative translation adjustment in income.

(i) Bank loans and subordinated parent company debt

Under US GAAP, the debt which Inmarsat Investments Limited acquired in order to effect the acquisition of Inmarsat Ventures Limited has been pushed down to the books of Inmarsat Ventures Limited. This accounting is not required under UK GAAP. Additionally, interest arising on the debt has also been pushed down into the Income Statement of Inmarsat Ventures Limited.

(j) Capitalized interest

Under UK GAAP, the Group does not capitalize interest. Under US GAAP, the Group capitalizes interest on all qualifying assets. The capitalization rate is applied to the total cumulative cash expenditures for qualifying assets according to SFAS 34, ‘Capitalization of Interest Cost’.

(k) Deferred income on sale and leaseback

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

(l) Stock option costs

During 2004, the Company early adopted the provisions of Statement of Financial Standards (“SFAS”) No. 123 (R), ‘Share Based Payment’, which is a revision of SFAS No. 123, ‘Accounting for Stock-Based Compensation’. SFAS No. 123 (R) supersedes Accounting Principles Bulletin Opinion No. 25, ‘Accounting for Stock Issued to Employees’. Under SFAS No. 123 (R), stock options issued to employees are valued at fair value on the grant date and recognized in the Income Statement over the requisite service period of the option. The Company has adopted SFAS No. 123 (R), however there was no material impact of adopting this standard. Differences between UK GAAP and US GAAP with regard to the recognition of stock based compensation expense for the years ended 31 December 2008, 2007 and 2006 were not material.

Under UK GAAP, the liability for National Insurance on stock options is accrued based on the intrinsic value of the options on the date of grant and adjusted for subsequent changes in the market value of the underlying shares. Under US GAAP, this expense is recorded upon exercise of the stock options.

(m) Network and satellite operations

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

(n) Investment property

Under UK GAAP the property at 250 Old Street was revalued on a market basis to US$5.5m as at 31 December 2008 (2007: US$5.5m). Under US GAAP the property is recorded at cost less accumulated depreciation.

(o) Facility Fee

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

(p) Other disclosures required by U.S. GAAP

Cash flow information

Under UK GAAP, the Group’s cash flow statements are presented in accordance with Financial Reporting Standard No. 1, ‘Cash Flow Statements’ (“FRS 1”), as revised. This statement presents substantially the same information as is required under SFAS 95, ‘Statement of Cash Flows’ under U.S. GAAP.

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

Recently issued accounting pronouncements

In September 2006, the FASB issued FAS No. 157, ‘Fair Value Measurement’ (“FAS 157”), which enhances existing guidance for measuring assets and liabilities using fair value. This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after 15 November 2007, and interim periods within those fiscal years. In February 2008 the FASB issued FAS No. 157-2 (“FAS 157-2”) which delays the effective date of FAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after 15 November 2008. The Company is currently analyzing the effects of FAS 157 but does not expect its implementation will have a significant impact on the Company’s financial conditions or results of operations.

In February 2007, the FASB issued Statement No. 159, ‘The Fair Value Option for Financial Assets and Financial Liabilities’ (“FAS 159”). FAS 159 gives entities the option to measure prospectively many financial instruments and certain other items at fair value in the balance sheet with changes in the fair value recognized in the income statement. FAS 159 is effective for fiscal years beginning after 15 November 2008, although entities electing to adopt the statement early, which is permissible from 1 January 2007, may designate certain items retrospectively. Management is currently evaluating the effect of adoption on its financial position and results of operations.

In December 2007, the FASB issued Statement No. 141(R), ‘Business Combinations’ (“FAS 141(R)”) and Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51” (“FAS 160”). FAS 141(R) and FAS 160 substantially elevate the role played by fair value and dramatically change the way companies account for business combinations and noncontrolling interests. FAS 141(R) and FAS 160 are effective for financial statements issued for fiscal years beginning on or 15 December 2008, and interim periods within those fiscal years. The financial effect of FAS 141(R) and FAS 160 will be dependent upon the circumstances surrounding the future transactions to which they will apply, that are at present unknown.

In March 2008, the FASB issued Statement No. 161, ‘Disclosures About Derivative Instruments in Hedging Activities—an amendment of FASB Statement No. 133’ (“FAS 161”). FAS 161 requires increased qualitative, quantitative, and credit-risk disclosures. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after 15 November 2008. The Company is currently analyzing the effects of FAS 161 but does not expect its implementation will have a significant impact on the Company’s financial conditions or results of operations.

In November 2007, the EITF reached a consensus on Issue 07-1, ‘Accounting for Collaborative Arrangements’ (EITF 07-1). EITF 07-1 provides guidance on the definition of a collaborative arrangement, on recognition of revenue and costs associated with a collaborative arrangement and the required disclosures. EITF 07-1 is effective for financial statements issued for fiscal years beginning after 15 December 2008. The Company is currently analyzing the effects of EITF 07-1 but does not expect its implementation will have a significant impact on the Company’s financial conditions or results of operations.

Other recent accounting pronouncements issued by the FASB (including the Emerging Task Force), the AICPA, and the SEC did not or are not believed by management to have a material impact on Inmarsat Ventures Limited’s present or future consolidated financial statements.

INMARSAT VENTURES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the years ended 31 December 2008, 2007 and 2006

	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
	(US$ in millions)
2008
Revenue provision	(4.5)	(11.5)	9.3	(6.7)
2007
Revenue provision	(2.4)	(12.0)	9.9	(4.5)
2006
Revenue provision	(6.0)	(6.6)	10.2	(2.4)

INMARSAT GLOBAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Inmarsat Global Limited

We have audited the accompanying balance sheets of Inmarsat Global Limited (“the Company”) as at 31 December 2008 and 2007, the related profit and loss account, statement of total recognized gains and losses, reconciliation of movements in shareholder’s funds, statement of cash flows and the related notes for each of the years ended 31 December 2008, 2007 and 2006. Our audits also included the financial statements Schedule II. These financial statements and Schedule II are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and Schedule II based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Inmarsat Global Limited at 31 December 2008 and 2007, and the results of its operations and cash flows for each of the years ended 31 December 2008, 2007 and 2006, in conformity with accounting principles generally accepted in the United Kingdom. Also in our opinion, Schedule II, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 30 to the financial statements.

As discussed in Note 1 to the financial statements, the accompanying 2007 financial statements have been restated to correct a reclassification in the cash flow statement.

Deloitte LLP

London, England

29 April 2009

INMARSAT GLOBAL LIMITED

PROFIT AND LOSS ACCOUNT

	Note	Year ended 31 December
		2008	2007	2006
		(US$ in millions)
Revenues	2	625.2	554.8	499.3
Depreciation and amortization	3	(120.7)	(142.6)	(166.2)
Other net operating costs	3	(295.0)	(222.2)	(145.7)

Total operating costs		(415.7)	(364.8)	(311.9)

Total operating profit		209.5	190.0	187.4
Interest receivable and similar income	5	47.9	37.4	4.8
Interest payable and similar charges	5	(16.0)	(17.8)	(38.5)
Other finance income/(costs)	21	7.8	(0.8)	(4.7)

Profit on ordinary activities before taxation	4	249.2	208.8	149.0
Taxation credit/(expense)	8	154.7	(62.4)	(27.0)

Profit for the year		403.9	146.4	122.0

All activities relate to continuing operations.

STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

	Note	Year ended 31 December
		2008	2007	2006
		(US$ in millions)
Profit for the year		403.9	146.4	122.0
Revaluation of investment property		—	—	1.8
Actuarial (losses)/gains from pension and post-retirement benefits	21	(11.1)	6.6	4.8
Movement on deferred tax relating to pension and post-retirement benefits	8	3.1	(2.0)	(1.4)

Total recognized gains for the year		395.9	151.0	127.2

The accompanying notes are an integral part of the financial statements.

INMARSAT GLOBAL LIMITED

BALANCE SHEET

		As at 31 December
	Note	2008	2007
		(US$ in millions)
Fixed assets
Intangible assets	10	67.0	68.9
Tangible assets	11	461.3	476.5

Total fixed assets		528.3	545.4

Non-current assets
Debtors—amounts falling due after more than one year	12	695.2	582.3

Total non-current assets		695.2	582.3

Current assets
Debtors—amounts falling due within one year	12	537.7	407.3
Short-term deposits		47.7	29.7
Cash at bank and in hand		3.1	1.1

Total current assets		588.5	438.1

Total assets		1,812.0	1,565.8

Creditors—amounts falling due within one year	13	(266.0)	(173.8)

Net current assets		322.5	264.3

Total assets less current liabilities		1,546.0	1,392.0

Creditors—amounts falling due after more than one year	14	(81.5)	(81.1)
Loan from parent undertaking	15	(175.7)	(166.2)
Provisions for liabilities	16	(0.4)	(150.7)

Net assets excluding pension and post-retirement liability		1,288.4	994.0

Pension and post-retirement liability	21	(15.3)	(15.6)

Net assets		1,273.1	978.4

Capital and reserves
Called up share capital	17	162.0	162.0
Share premium account	19	581.6	581.6
Other reserves	19	14.9	12.0
Retained earnings	19	514.6	222.8

Total equity shareholder’s funds		1,273.1	978.4

The accompanying notes are an integral part of the financial statements.

INMARSAT GLOBAL LIMITED

RECONCILIATION OF MOVEMENTS IN SHAREHOLDER’S FUNDS

	Note	Ordinary share capital	Share premium account	Other reserves	Retained earnings	Total
		(US$ in millions)
Balance at 1 January 2006		162.0	581.6	6.2	206.8	956.6

Profit for the year		—	—	—	122.0	122.0
Dividends payable	9	—	—	—	(101.4)	(101.4)
Share option charge	19	—	—	2.1	—	2.1
Actuarial gains from pension and post-retirement benefits	21	—	—	—	4.8	4.8
Movement on deferred tax relating to pension and post-retirement benefits	8	—	—	—	(1.4)	(1.4)
Revaluation of investment property		—	—	1.8	—	1.8

Balance at 31 December 2006		162.0	581.6	10.1	230.8	984.5

Profit for the year		—	—	—	146.4	146.4
Dividends in specie	9	—	—	—	(150.0)	(150.0)
Dividends payable	9	—	—	—	(9.0)	(9.0)
Share option charge	19	—	—	1.9	—	1.9
Actuarial gains from pension and post-retirement benefits	21	—	—	—	6.6	6.6
Movement on deferred tax relating to pension and post-retirement benefits	8	—	—	—	(2.0)	(2.0)

Balance at 31 December 2007		162.0	581.6	12.0	222.8	978.4

Profit for the year		—	—	—	403.9	403.9
Dividends payable	9	—	—	—	(104.1)	(104.1)
Share option charge	19	—	—	2.9	—	2.9
Actuarial losses from pension and post-retirement benefits	21	—	—	—	(11.1)	(11.1)
Movement on deferred tax relating to pension and post-retirement benefits	8	—	—	—	3.1	3.1

Balance at 31 December 2008		162.0	581.6	14.9	514.6	1,273.1

The accompanying notes are an integral part of the financial statements.

INMARSAT GLOBAL LIMITED

STATEMENT OF CASH FLOWS

		Year ended 31 December
	Note	2008	2007	2006
		(US$ in millions)
Net cash inflow from operating activities	20	273.4	267.2	307.9

Returns on investments and servicing of finance
Interest received		1.0	10.3	3.8
Dividends paid	9	(104.1)	(159.0)	(101.4)

Net cash outflow for returns on investments and servicing of finance		(103.1)	(148.7)	(97.6)

UK Corporation tax paid		(1.2)	—	—

Net cash outflow from taxation		(1.2)	—	—

Capital expenditure and financial investment
Purchase of tangible and intangible assets		(171.9)	(209.9)	(114.4)
Work performed by the Company and capitalized		(23.4)	(17.5)	(14.0)
Loan to parent undertaking		—	(599.4)	(44.5)

Net cash outflow for capital expenditure and financial investment		(195.3)	(826.8)	(172.9)

Acquisitions and disposals
Consideration under ACeS collaboration arrangement		(2.5)	(3.0)	(4.0)

Net cash outflow for acquisitions and disposals		(2.5)	(3.0)	(4.0)

Net cash (outflow)/inflow before management of liquid resources and financing		(28.7)	(711.3)	33.4

Management of liquid resources
(Increase)/decrease in short-term deposits	20	(18.0)	8.3	(4.3)

Net cash (outflow)/inflow after management of liquid resources		(46.7)	(703.0)	29.1

Financing
Movement in loan from Group undertaking		50.1	(52.8)	207.9
Premium and fees on settlement of finance lease		—	—	(11.6)
Settlement of finance lease		—	—	(207.9)
Premium on finance lease		—	763.1	—
Finance lease rental		0.8	0.8	—
Capital element of finance lease rental payments	20	(7.8)	(8.0)	(16.3)

Net cash inflow/(outflow) from financing		43.1	703.1	(27.9)

(Decrease)/increase in cash in the year	20	(3.6)	0.1	1.2

The accompanying notes are an integral part of these financial statements.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	Principal accounting policies

Background

The principal activity of Inmarsat Global Limited (the “Company”) is the provision of mobile satellite communication services.

Basis of accounting

The financial statements are prepared under the historical cost convention as modified for the revaluation of investment property and in accordance with applicable UK accounting standards. A summary of the Company’s main accounting policies, which have been applied consistently, is given below.

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

The Directors acknowledge the latest guidance on going concern. Despite the current volatility in financial markets and uncertain economic outlook, the Directors believe that the Company has a robust and resilient business model, strong free cash flow generation and is compliant with all covenants. In making their assessment of going concern, the Directors considered recent budgets, the fifteen month rolling forecast, the cash flow forecast and the most recent Long Range Financial Plan. In addition, the Directors considered the maturity profile of existing debt facilities, other liabilities as well as actual and forecast covenant calculations. Furthermore, the forecasts and covenant calculations were stress tested by applying a set of downside scenarios. After making enquiries, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Company continues to adopt the going concern basis in preparing the consolidated financial statements.

There have been no new standards under UK GAAP issued or effective in the year which would materially impact the financial statements.

Comparatives

The Company previously classified US$3.0m consideration under the ACeS collaboration arrangement in 2007 within ‘Net cash inflow from operating activities’. The payment has been reclassified to ‘Net cash outflow for acquisitions and disposals’ to conform to our 2008 presentation.

The Company previously classified repayments of obligations under operating lease rentals in 2007 of US$88.2m within ‘Net cash flow from financing’. The payment has been reclassified to ‘Net cash inflow from operating activities’ to conform to our 2008 presentation.

Foreign currency translation

The functional and reporting currency of the Company is the US dollar as the majority of operational transactions are denominated in US dollars. Transactions not denominated in dollars during the year have been translated into US dollars at an average hedged rate of exchange. Fixed assets denominated in currencies other than the US dollar have been translated at the hedged rates of exchange ruling at the dates of acquisition. Monetary assets and liabilities denominated in currencies other than the US dollar for which the Company has purchased forward exchange contracts have been translated at the average hedged rates of exchange contained in those contracts. Differences on exchange are dealt with in the Profit and Loss Account.

The exchange rate between US dollars and Pounds Sterling as at 31 December 2008 was US$1.44/£1.00 (2007: US$1.99/£1.00). The average rate and hedged rate between US dollar and Pounds Sterling for 2008 was US$1.86/£1.00 (2007: US$2.00/£1.00, 2006: US$1.84/£1.00) and US$2.01/£1.00 (2007: US$1.81/£1.00, 2006: US$1.77/£1.00) respectively.

Shares issued by the Company and denominated in a currency other than US dollars are translated at the rates ruling at the date of the issue.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

1.	Principal accounting policies (Continued)

Financial instruments

The Company uses derivative financial instruments to hedge its exposure to foreign currency risk. To the extent that such instruments are matched against an underlying asset or liability they are accounted for using hedge accounting and, therefore, gains and losses are deferred and only recognized upon the maturity of the contract. Where instruments are not matched against an underlying asset or liability gains or losses are recognized in the Profit and Loss Account.

Revenue recognition

Mobile satellite communications services revenue results from utilization charges that are recognized as revenue over the period in which the services are provided. Deferred income attributable to mobile satellite communications services or subscription fees represents the unearned balances remaining from amounts received from customers pursuant to prepaid contracts. Mobile satellite communication service lease revenues are recorded on a straight-line basis over the term of the contract concerned, which is typically between one and twelve months, unless another systematic basis is deemed more appropriate.

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

Stock compensation costs

The Company adopted FRS 20, ‘Share-based Payment’, which requires that where shares or rights to shares are granted to third parties, including employees, a charge is recognized in the Profit and Loss Account based on the fair value of the right to acquire at the date of the grant of the right. The Company recognizes charges relating to share options granted to employees provided the grant is not contingent on a future event. Where the grant is contingent, a charge is recognized when the contingency is realized. Share option costs represent the difference between the exercise price of these share options and the fair value of the underlying ordinary shares on the date of grant. The difference is amortized over the performance period or the vesting period where there is no performance criteria of the applicable options. See note 18.

The Company recognizes a charge for National Insurance contributions on outstanding share options where the options are expected to be exercised. The liability is calculated on the difference between the market value of the underlying shares at the end of the financial year and the option exercise price as it was recognized over the period from the date of grant to the end of the performance period.

Current Taxation

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the profit and loss account because it excludes items of income or expense that are taxable or

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

1.	Principal accounting policies (Continued)

deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

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

Assets in course of construction

Assets in course of construction relate to the Inmarsat-4 F3 satellite, and BGAN and other services. These assets will be transferred to space segment assets and services equipment, fixtures and fittings respectively and depreciated over the life of the satellites or service once they become operational. No depreciation has been charged on these assets.

Other fixed assets

Other fixed assets are stated at historical cost less accumulated depreciation.

Intangible assets

Intangible assets comprise of terminal development costs and distribution rights, which are amortized on a straight line basis over their estimated useful lives which is between five and ten years. The carrying value of intangible assets is reviewed for impairment each financial year if events or changes in circumstances indicate the carrying value may not be recoverable. See note 10.

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

Asset impairment

Tangible fixed assets are subject to impairment review in accordance with FRS 11, ‘Impairment of Fixed Assets and Goodwill’, if there are events or changes in circumstances that indicate that the carrying amount of the fixed asset or goodwill may not be fully recoverable. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realizable value and value in use. Net realizable value is calculated by reference to the amount for which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The carrying values of fixed assets are written down by the amount of any impairment and this loss is recognized in the Profit and Loss Account in the period in which it occurs. If an external event gives rise to a reversal of an impairment loss, the reversal is recognized in the Profit and Loss Account and by increasing the carrying amount of the fixed asset in the period in which it occurs. The carrying amount of the fixed asset will only be increased up to the amount that it would have been had the original impairment not occurred. For the purpose of conducting impairment reviews, income generating units are identified as groups of assets, liabilities and associated goodwill that generate income that is largely independent of other cash flow streams.

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

Provisions

Provisions, other than in respect of pension and post-retirement healthcare benefits, for which accounting policies are described above, are recognized when the Company has a legal or constructive obligation to transfer economic benefits arising from past events and the amount of that obligation can be estimated reliably. Provisions are not recognized unless the transfer of economic benefits is probable.

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

The Company operates in one business segment being the supply of mobile satellite communications services. Within the mobile satellite communications services segment, the Company conducts its activities primarily in four business sectors, being maritime, land, leasing and aeronautical.

‘Other’ principally comprises income from technical support to other operators, the provision of conference facilities and leasing surplus office space to external organizations.

An analysis of revenues is set out below, including revenues by business sector.

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Maritime	332.5	310.3	284.7
Land	141.8	125.8	116.1
Leasing	76.9	66.2	60.3
Aeronautical	64.4	44.3	30.7

Total mobile satellite communication services	615.6	546.6	491.8
Other income	9.6	8.2	7.5

Total revenues	625.2	554.8	499.3

For the years presented below, the following customers (distribution partners), contributed more than 10% of revenues.

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Customer A	269.6	239.0	220.6
Customer B(a)	229.9	209.7	121.2
Customer C(a)	—	—	75.4

(a)	Due to the consolidation of distribution partners during 2007 Customer C is now combined with Customer B.

The Company mainly operates in the geographic areas as included in the table below. The home country of the Company is the United Kingdom with its head office and central operations located in London.

Revenues are allocated to countries based on the location of the distribution partner who receives the invoice for the services.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

2.	Segmental information (Continued)

Assets and capital expenditure are allocated based on the physical location of the assets.

	2008			2007			2006
	Revenue	Segment assets	Capital expenditure(c)	Revenue	Segment assets	Capital expenditure(c)	Revenue
	(US$ in millions)
Europe(a)	221.1	1,769.2	103.6	197.1	1,485.1	115.8	250.2
North America	323.1	—	—	289.3	—	—	155.5
Asia Pacific	70.4	—	—	61.0	—	—	86.2
Rest of the world	10.6	—	—	7.4	—	—	7.4
Unallocated(b)	—	42.8	—	—	80.7	—	—

	625.2	1,812.0	103.6	554.8	1,565.8	115.8	499.3

(a)	Segment assets in 2006 include the Inmarsat-4 F3 satellite, which is held in storage. On 8 March 2007 the Company passed economic ownership of the satellite to Inmarsat Leasing (Two) Limited, a fellow group company. See note 11.
(b)	Unallocated items relate to satellites which are in orbit.
(c)	Capital expenditure stated using accruals basis.

Because of the integrated nature of the satellite infrastructure, it is not feasible to show profit for the years by geographic location.

3.	Net operating costs

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Own work capitalized	24.0	18.4	12.0
Intercompany Management Income	—	(5.4)	—
Network and satellite operations	(35.4)	(32.5)	(29.9)
Other external charges	(214.7)	(144.7)	(72.1)

Total external charges	(250.1)	(177.2)	(102.0)
Staff costs (see below)	(68.9)	(58.0)	(55.7)

Total other net operating costs	(295.0)	(222.2)	(145.7)
Depreciation and amortization	(120.7)	(142.6)	(166.2)

Total operating costs	(415.7)	(364.8)	(311.9)

Wages and salaries	(55.9)	(46.9)	(41.5)
Social security costs	(6.0)	(4.9)	(4.0)
Pension costs (note 21)	(3.6)	(3.7)	(5.4)
Share options charge (including employers national insurance contribution) (note 18)	(3.4)	(2.5)	(3.5)
Equity-settled share-based payments—Share Incentive Plan	—	—	(1.3)

Total staff costs	(68.9)	(58.0)	(55.7)

Own work capitalized, comprising primarily of staff costs, are only capitalized when they are directly attributable to the construction of an asset.

Wages and salaries for the year ended 31 December 2008 includes post-retirement healthcare costs of US$0.6m (2007: US$0.6m, 2006: US$0.6m). See note 21.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

4.	Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging:

	Note	Year ended 31 December
		2008	2007	2006
		(US$ in millions)
Depreciation of tangible assets:
— Leased	11	11.5	10.7	11.6
— Owned(a)	11	99.6	122.3	146.9
Amortization of intangible assets	10	9.6	9.6	7.7
Operating lease rentals
— Land and buildings		10.1	8.8	8.6
— Space segment		15.1	14.2	15.1
Auditors remuneration and expenses—audit services(b)		0.5	0.4	0.5
Auditors remuneration and expenses—non-audit services		0.1	0.4	0.2
Staff costs	3	68.9	58.0	55.7
Advertising costs		6.8	6.4	7.5
Research and development costs		0.1	0.2	0.2

(a)	Included within depreciation on owned assets for 2007 is a non-recurring charge of US$9.4m relating to accelerated depreciation of an amount that was previously capitalized as part of the launch of the third Inmarsat-4 satellite.
(b)	In addition to the audit fees disclosed above, the Company’s Pension Plan incurred audit fees from the Company’s auditors of US$27,140 for the 2008 financial year. Fees incurred in respect of the Group’s pension plan, from other auditors were US$25,454 and US$21,656 for the financial years 2007 and 2006 respectively.

5.	Interest

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Intercompany interest payable under finance lease contracts	(2.5)	(2.3)	(15.4)
Net premium on early settlement of Burses Ltd finance lease	—	—	(14.7)
Unwinding of discount on deferred satellite liabilities	(3.2)	(3.7)	(4.1)
Loan waiver	—	—	(3.4)
Intercompany interest payable	(9.5)	(11.1)	(0.6)
Other interest	(0.6)	(0.6)	(0.2)
Interest payable on bank loans and overdrafts	(0.2)	(0.1)	(0.1)

Total interest payable and similar charges	(16.0)	(17.8)	(38.5)

Bank interest and other interest receivable	1.1	4.7	2.9
Intercompany interest receivable	46.8	32.7	1.9

Total interest receivable and similar income	47.9	37.4	4.8

Net interest receivable/(payable)	31.9	19.6	(33.7)

6.	Employee numbers

The average number of people (including the Executive Directors) employed during the year by category of employment:

	Year ended 31 December
	2008	2007	2006
Operations	129	119	91
Sales and marketing	44	44	51
Development and engineering	48	48	52
Administration	88	59	70

	309	270	264

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

7.	Directors’ remuneration

All the Directors of the Company are Directors of Inmarsat plc, the ultimate parent undertaking, and disclosure of Directors’ emoluments are included in the financial statements of Inmarsat Group Limited. No Directors of Inmarsat Global Limited received remuneration for their qualifying services to the Company.

8.	Taxation

The tax credit/(charge) is based on the taxable profits for the year and comprises:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Corporation tax at 28.5% (2007 and 2006: 30%)—current year	(20.6)	(47.1)	(23.4)
Deferred tax—current year	163.8	(23.9)	(17.3)
Adjustment to the opening deferred tax position in respect of the future reduction in the Corporation Tax rate from 30% to 28%	—	8.6	—

	143.2	(62.4)	(40.7)
Adjustments in respect of previous years
Current corporation tax	11.5	—	16.0
Deferred tax	—	—	(2.3)

	154.7	(62.4)	(27.0)

During 2006, the Company reached agreement with HM Revenue & Customs in relation to the market value of certain assets transferred in 1999 giving rise to tax credits for 2006 and prior years.

During 2008, the Company recorded the tax benefit related to the finance and operating leaseback transaction entered into in 2007, as we now consider it likely that we will receive the benefit.

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
UK statutory tax rate	28.5%	30%	30%
Profit on ordinary activities before taxation	249.2	208.8	149.0

Corporation tax provision at UK statutory rate	(71.0)	(62.6)	(44.7)
Capital allowances in excess of depreciation and other short-term timing differences	58.1	37.5	17.9
Other timing differences	—	(0.6)	(0.1)
Other (non-deductible expenses)/non taxable income	(11.0)	(21.9)	4.6
Pension contribution relief in excess of pension cost charge/(pension cost charge in excess of pension contribution relief)	3.3	0.5	(1.1)

Current tax charge for the year	(20.6)	(47.1)	(23.4)

Deferred taxation

The (asset)/provision for deferred tax comprises:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Accelerated capital allowances(a)	(15.7)	151.4	136.5
Deferred tax on share options	(1.3)	(1.4)	(0.9)
Other short-term timing differences	0.2	0.3	0.3

(Asset)/liability recognized excluding that relating to pension and post-retirement liability (notes 12 and 16)	(16.8)	150.3	135.9

Pension and post-retirement liability (note 21)	(5.9)	(6.1)	(9.0)

Total (asset)/provision for deferred tax	(22.7)	144.2	126.9

As at 1 January	144.2	126.9	105.9
Deferred tax (credited)/charged in the Profit and Loss Account(a)	(163.8)	15.3	19.6
Deferred tax (credited)/charged to the Statement of Total Recognized Gains and Losses	(3.1)	2.0	1.4

As at 31 December	(22.7)	144.2	126.9

(a)	During 2008, the Company recorded the tax benefit related to the finance and operating leaseback transaction.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

8.	Taxation (Continued)

Of the total deferred tax asset of US$22.7m (2007: provision of US$144.2m), US$5.9m (2007: US$6.1m) has been deducted in arriving at the net pension deficit on the Balance Sheet.

9.	Dividends

The dividends paid to Inmarsat Ventures Limited (parent company) in 2008 were US$104.1m for the 2007 final dividend.

A final dividend in respect of 2008 amounting to US$86.5m was declared on 24 April 2009 by the Directors to be paid to Inmarsat Ventures Limited. In accordance with FRS 21, ‘Events after the balance sheet date’, these financial statements do not reflect this final dividend payable.

The dividends paid in 2007 and 2006 were US$159.0m and US$101.4m, respectively.

10.	Intangible assets

	Terminal Development	Distribution Rights	Total
	(US$ in millions)
Cost at 1 January 2007	97.0	13.5	110.5
Additions	8.3	—	8.3

Cost at 31 December 2007	105.3	13.5	118.8

Additions	7.6	0.1	7.7

Cost at 31 December 2008	112.9	13.6	126.5

Accumulated amortization at 1 January 2007	(39.4)	(0.9)	(40.3)
Charge for the year	(7.1)	(2.5)	(9.6)

Accumulated amortization at 31 December 2007	(46.5)	(3.4)	(49.9)

Charge for the year	(6.9)	(2.7)	(9.6)

Accumulated amortization at 31 December 2008	(53.4)	(6.1)	(59.5)

Net book amount at 31 December 2007	58.8	10.1	68.9

Net book amount at 31 December 2008	59.5	7.5	67.0

User terminal development costs directly relating to the development of the user terminals for the BGAN services are capitalized as intangible fixed assets. BGAN costs are being amortized, from 2005, over the estimated sales life of the services, which is 10 years. R-BGAN user terminal costs capitalized were being amortized over the estimated sales life of the services which was five years. The R-BGAN service was terminated on 31 December 2008, therefore all R-BGAN user terminal costs had been fully depreciated by 31 December 2008.

Distribution rights represent the consideration paid and payable by the Company in relation to its appointment as the exclusive wholesaler of existing ACeS services, and are being amortized on a straight-line basis over a remaining useful life of 3 years.

The amortization charge for 2006 in respect of terminal development and distribution rights assets was US$6.8m and US$0.9m respectively.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

11.	Tangible assets

	Freehold land and buildings	Services equipment, fixtures and fittings	Space segment	Assets in course of construction	Total
	(US$ in millions)
Cost at 1 January 2007	5.5	234.4	2,441.0	185.3	2,866.2
Additions	—	12.5	32.0	63.0	107.5
Transfers	—	3.1	10.8	(13.9)	—
Disposals	—	—	(662.3)	(170.1)	(832.4)

Cost at 31 December 2007	5.5	250.0	1,821.5	64.3	2,141.3

Additions	—	15.5	11.3	69.1	95.9
Transfers	—	0.4	0.2	(0.6)	—

Cost at 31 December 2008	5.5	265.9	1,833.0	132.8	2,237.2

Accumulated depreciation at 1 January 2007	—	(188.4)	(1,404.7)	—	(1,593.1)
Charge for the year	—	(17.9)	(115.1)	—	(133.0)
Disposals	—	—	61.3	—	61.3

Accumulated depreciation at 31 December 2007	—	(206.3)	(1,458.5)	—	(1,664.8)

Charge for the year	—	(15.7)	(95.4)	—	(111.1)

Accumulated depreciation at 31 December 2008	—	(222.0)	(1,553.9)	—	(1,775.9)

Net book amount at 31 December 2007	5.5	43.7	363.0	64.3	476.5

Net book amount at 31 December 2008	5.5	43.9	279.1	132.8	461.3

On 8 March 2007, the Company granted a finance lease (the “Head lease”) over the three Inmarsat-4 satellites to a fellow group company; Inmarsat Leasing (Two) Limited for a period equal to the remaining life of the assets. The Company will retain legal title to the assets although economic ownership passes to Inmarsat Leasing (Two) Limited. The assets were reflected as a disposal at net book value therefore giving rise to neither a profit nor loss on disposal.

The net book amount of software development costs included within services equipment, fixtures and fittings was US$15.7m as at 31 December 2008 (2007: US$14.1m) net of accumulated depreciation of US$25.7m (2007: US$18.4m). Depreciation charges were US$7.3m in the year ended 31 December 2008 (2007: US$5.3m, 2006: US$3.9m).

The freehold land and buildings has been revalued on a market basis to US$5.5m as at 31 December 2008 (2007: US$5.5m). The market valuation was determined by the Directors.

The depreciation charge for 2006 in respect of freehold land and buildings, services equipment, fixtures and fittings and space segment assets was US$nil, US$14.5m and US$144.0m respectively.

There were no asset retirement obligations for the years ended 31 December 2008 and 2007.

12.	Debtors

	As at 31 December
	2008	2007
	(US$ in millions)
Amounts falling due within one year
Trade debtors	157.2	140.4
Amount due from group undertakings	332.5	225.1
Finance lease receivable	0.4	0.3
Other debtors	12.1	15.2
Other prepayments and accrued income	35.5	26.3

	537.7	407.3

Amounts falling due after more than one year
Loan to parent company	672.2	575.8
Finance lease receivable	6.2	6.5
Deferred tax (note 8)	16.8	—

	695.2	582.3

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

12.	Debtors (Continued)

The finance lease receivable represents the future accrual rents payable by Inmarsat Leasing (Two) Limited pursuant to the finance lease agreement discussed in note 11.

Included within ‘Other prepayments and accrued income’ is US$17.3m (2007: US$14.7m) which represents the prepayment of operating lease rentals to Inmarsat Leasing (Two) Limited.

13.	Creditors—amounts falling due within one year

	As at 31 December
	2008	2007
	(US$ in millions)
Bank loans and overdrafts	5.7	0.1
Trade creditors	47.8	41.4
ACeS deferred consideration	2.4	2.4
Amounts due to group undertakings	119.5	23.4
Corporation tax	34.5	53.0
Other taxation and social security	1.3	1.2
Other creditors	1.0	0.8
Deferred satellite payments	10.8	11.8
Accruals and deferred income	43.0	39.7

	266.0	173.8

Amounts due to group undertakings are unsecured, interest free and payable on demand.

The ACeS deferred consideration relates to the purchase of distribution rights (see note 10).

14.	Creditors—amounts falling due after more than one year

	As at 31 December
	2008	2007
	(US$ in millions)
Deferred satellite payments	31.0	39.7
ACeS deferred consideration	2.7	4.7
Obligations under finance leases payable to group undertakings	36.2	36.7
Other creditors	11.6	—

	81.5	81.1

The following is a summary of deferred satellite payments due after more than one year as at 31 December 2008:

Deferred satellite Payments
(US$ in millions)
31 December 2010	7.1
31 December 2011	6.1
31 December 2012	5.4
31 December 2013	5.1
Due after five years	7.3

Total	31.0

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

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

15.	Loan from parent undertaking—amounts falling due after more than one year

	As at 31 December
	2008	2007
	(US$ in millions)
Loan from parent undertaking	175.7	166.2

Total amounts falling due after more than one year	175.7	166.2

16.	Provision for liabilities

	Restructuring provision	Deferred Tax excluding deferred tax on pension deficit	Other	Total
	(US$ in millions)
As at 1 January 2006	—	115.2	0.4	115.6
Charged in respect of current year	4.6	18.4	—	23.0
Charged in respect of prior year	—	2.3	—	2.3
Utilized in the current year	(3.7)	—	—	(3.7)

As at 31 December 2006	0.9	135.9	0.4	137.2

Charged in respect of current year	—	14.4	—	14.4
Utilized in the current year	(0.8)	—	(0.1)	(0.9)

As at 31 December 2007	0.1	150.3	0.3	150.7

Charged in respect of current year	—	—	0.1	0.1
Utilized in the current year	(0.1)	(150.3)	—	(150.4)

As at 31 December 2008	—	—	0.4	0.4

In January 2006 the Company announced its intention to restructure the organization to reflect the fact that the Inmarsat-4 programme was nearing completion. The principal action in the restructuring plan involved a redundancy programme. The amount charged for the year ended 31 December 2008 was US$nil (2007: US$nil, 2006: US$4.6m). The redundancy provision that remains unpaid in respect of this restructuring as at 31 December 2008 is US$nil.

In 2008 the Company recognized a deferred tax credit relating to the finance lease and operating lease back transaction (refer to note 8). As a result the net deferred tax balance switched from a provision to an asset in the current year. The deferred tax asset is disclosed in note 12 as a debtor falling due after more than one year.

Other provisions in 2008, 2007 and 2006 relate to an onerous lease provision on premises located in Washington.

17.	Called up share capital

	As at 31 December
	2008	2007
	(US$ in millions)
Authorized:
100,000,002 ordinary shares of £1 each	162.0	162.0

Allotted, issued and fully paid:
100,000,002 ordinary shares of £1 each	162.0	162.0

Shares issued by the Company denominated in a currency other than US dollars are translated at the rates ruling at the date of the issue.

18.	Employee share options

In line with FRS 20, ‘Share-Based Payment’, the Company recognized US$3.4m in share compensation costs for the 2008 financial year (2007: US$2.5m, 2006: US$3.5m). The share option programmes are operated by the Inmarsat group as a whole and not by individual company. Consequently the information on each of the programmes set out below reflects the activity for the entire Inmarsat group. Total share-based compensation costs are recognized over the vesting period of the options ranging from one to four years.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

18.	Employee share options (Continued)

In November 2004, Inmarsat plc (the ultimate parent company) adopted the Staff Value Participation Plan (the “2004 Plan”). 219,020 A ordinary shares were granted under the 2004 Plan to eligible Directors or employees of the Group. A second grant of options over 7,140 A ordinary shares was made under the 2004 Plan to employees in January 2005. As part of the IPO, the A ordinary shares were converted following a 1 for 20 share split into ordinary shares. A third grant of options over 1,175,240 ordinary shares of €0.0005 each was approved in May 2005 under the 2004 Plan and granted to employees in June 2005. Both subsequent grants were made on equivalent terms to the initial grant in November 2004.

All options granted under the 2004 Plan and held by optionholders have now vested and are exercisable. Whenever options are exercised under the 2004 Plan, the holder must pay a de minimis charge of €1 for each tranche of options exercised. The options expire 10 years from the date of grant. Following the exercise of options granted under the 2004 Plan, shares are transferred to the optionholders from the Inmarsat Employees’ Share Ownership Plan Trust (“the Trust”) (resident in Guernsey). No new shares have been issued to satisfy the exercise of these options.

A summary of share option activity for the 2004 plan as at 31 December 2008 is as follows:

	Shares available for grant	Options outstanding	Weighted average exercise price per Option
Balance at 1 January 2007	58,367	748,295	£3.60
Granted re Share Incentive Plan (10 April 2007)	(15,926)	—
Forfeited	930	(930)
Exercised	—	(435,673)	£4.10
Exercised re International Sharesave Scheme	(2,467)	—
Market purchase of shares (26 November 2007)	1,000,000	—

Balance at 31 December 2007	1,040,904	311,692	£3.64

Forfeited	180	(180)
Exercised	—	(122,551)	£4.74
Exercised re International Sharesave Scheme	(28,926)	—
Market purchase of shares (30 October 2008)	10,000	—

Balance at 31 December 2008	1,022,158	188,961	£3.75

Exercisable at 31 December 2008	—	188,961

Exercise Price per tranche	—	€1.00

The weighted average of the remaining contractual life for the 2004 plan as at 31 December 2008 is 6.0 years.

Prior to Inmarsat plc (the ultimate parent company) being publicly quoted, the exercise price of the options under the A ordinary shares issued in the 2004 Plan of Inmarsat plc was de minimis in nature, accordingly the fair value of each option is equivalent to the fair value of the underlying share at the date of the grant. This fair value of US$12.50 per share (before any adjustment for the share split in June 2005) was estimated by calculating a range of potential values using analysis of comparable quoted shares, discounted cash flows and comparable transactions. The fair value within this range was then selected by the Directors using the analysis which had been prepared.

For the options granted under the 2004 Plan in June 2005 (before share split), the fair value was estimated by the Directors to be US$30.00 per share. The US$30.00 was calculated using a similar methodology as the Directors of Inmarsat plc continued to believe that the ‘discounted trading multiple’ approach was the most appropriate.

Inmarsat plc also operates a Bonus Share Plan (“BSP”). The following awards under the BSP have been made to the Executive Directors and certain members of senior management:

•

during 2006, awards of shares were made relating to a monetary award determined in May 2005 and September 2005. These awards vested in three equal tranches following the announcement of the Preliminary Results for each of the financial years 2006, 2007 and 2008;

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

18.	Employee share options (Continued)

•

during 2008, awards of shares were made relating to a monetary award determined in March, May and September 2007. These awards vested and will vest (subject to continued employment) in three equal tranches following the announcement of the Preliminary Results for each of the financial years 2008, 2009 and 2010; and

•

during 2009, awards of shares were made relating to a monetary award determined in March 2008. These awards will vest in three equal tranches following the announcement of the Preliminary Results for each of the financial years 2010, 2011 and 2012.

•

during 2009, a monetary award was made, which subject to achievement of the performance conditions, will be converted to an award of shares in March 2010. These shares will then vest in March 2011, 2012 and 2013.

Awards are made in the form of a conditional allocation of shares. The performance conditions attached to the BSP are non-market based performance conditions. Dividends will accrue and be added as additional shares upon vesting. Details of the operation of the BSP can be found in the Directors’ Remuneration Report.

The rules of the BSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of the Company to satisfy the awards using newly-issued shares.

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

Inmarsat plc also operates a Performance Share Plan (“PSP”) under which the first share award was made on 31 May 2005 in the form of a conditional allocation of shares. The number of shares subject to the award was determined by reference to the price at which the shares were offered for sale upon the listing of Inmarsat plc on the London Stock Exchange in June 2005 of £2.45 per share. Participants are entitled to receive the value of any dividends that are paid during the vesting period in the form of cash or additional shares. In March 2008, 100% of theses shares vested.

Additional share awards were made in September 2005, March 2007, March 2008 and March 2009 with the reference price in determining the number of shares of £3.24, £3.95, £4.39 and £4.57 respectively (market value of shares on the date of grant).

The PSP shares will not normally be transferred to participants until the third anniversary of the award date. The transfer of shares is dependent upon the performance condition being satisfied over the three consecutive financial years starting in the financial year the award date falls. The rules of the PSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of Inmarsat plc to satisfy the awards using newly-issued shares at the end of the relevant three year period unless a participant leaves and is entitled under the Rules to receive a proportionate award and the performance condition has been met.

The performance condition is based on the Group’s Total Shareholder Return (“TSR”) relative to constituents of the FTSE 350 index (excluding investment trusts) and a non-market based condition, based on EBITDA measured over a three-year period. The vesting schedule for PSP awards is structured so that the shape of the vesting schedule is determined by both TSR and EBITDA performance. The market based performance condition has been incorporated into the valuation. The fair value of the allocation and the assumptions used in the calculation are as follows:

	Performance Share Plan
Grant date	31 May 2005	29 September 2005	29 March 2007	19 March 2008
Grant price	£2.45	£3.24	£3.95	£4.39
Exercise price	nil	nil	nil	nil
Bad leaver rate	0%	0%	0%	0%
Vesting period	3 years	3 years	3 years	3 years
Expected correlation between any pair of shares in PSP comparator group	12%	10%	n/a	n/a
Volatility	36%	34%	27%	28.5%
Fair value per share option	£1.34	£2.20	£2.15	£2.40

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

18.	Employee share options (Continued)

Both the BSP and PSP share awards expire 10 years after date of grant. The weighted average of the remaining contractual life for both the BSP and PSP share awards at 31 December 2008 is 8.5 and 7.3 years respectively.

Inmarsat plc also operates a UK Sharesave Scheme. The Sharesave Scheme is an HM Revenue & Customs approved scheme open to all UK PAYE-paying permanent employees. The maximum that can be saved each month by an employee is £250. Savings over the period plus interest may be used to acquire shares by exercising the related option at the end of the three-year savings contract. Options are exercisable for a period of up to six months following the end of the three year savings contract and under certain circumstances if an employee leaves the Group. No dividends are accumulated on options during the vesting period. Newly issued shares will be used to satisfy the options.

The first grant under the Sharesave Scheme was made in July 2005 with an option price of £2.24 per ordinary share (a 20% discount to market value of the shares on the first invitation date (23 June 2005)). The first grant matured on 1 September 2008.

A second grant under the Sharesave Scheme was made in December 2008 with an option price of £3.06 per ordinary share (a 20% discount to the average market value of the shares in the week prior to the invitation date (17-21 November 2008)).

Inmarsat plc also operates an International Sharesave Plan which mirrors the operation of the UK Sharesave Scheme as closely as possible. However, instead of receiving a share option, participants receive the spread between the share price at the end of the vesting period and the exercise price, delivered (at Inmarsat plc’s discretion) in cash or shares. It is Inmarsat plc’s intention to satisfy the awards using shares only—some of which are held by the Trust and some of which will be newly-issued.

The first grant under the International Sharesave Plan was made in October 2005 with an option price of £2.24 per ordinary share. The first grant matured on 1 September 2008.

A second grant under the International Sharesave Plan was made in December 2008 with an option price of £3.06 per ordinary share.

Options under the UK Sharesave Scheme and International Sharesave Plan expire after a maximum of 3.5 years following the initial savings payment having been made. The weighted average of the remaining contractual life for the first grant of the UK Sharesave Scheme and International Sharesave Plan at 31 December 2008 is 0.1 and 0.3 years respectively. The weighted average of the remaining contractual life for the second grant of the UK Sharesave Scheme and International Sharesave Plan at 31 December 2008 is 3.5 years and 3.5 years, respectively.

Options under both the UK Sharesave Scheme and International Sharesave Plan have been valued using the Black Scholes model with the following assumptions:

	Sharesave Scheme (UK)	Sharesave Scheme (UK)	Sharesave Plan (International)	Sharesave Plan (International)
Grant date	21 July 2005	15 December 2008	19 October 2005	15 December 2008
Market price date of Grant	£3.14	£4.44	£2.80	£4.44
Exercise price	£2.24	£3.06	£2.24	£3.06
Bad leaver rate	5%pa	3%pa	5%pa	3%pa
Vesting period	3 years	3 years	3 years	3 years
Volatility	35%	33.2%	34%	33.2%
Dividend yield assumption	3.6%	3.36%	2.8%	3.36%
Risk free interest rate	4.25%	2.46%	4.25%	2.46%
Fair value per option	£1.10	£1.50	£0.90	£1.50

The historic volatility is based on the constituents of the FTSE 350 Telecoms Service Index, which was measured over three years to each of the grant dates. The volatility assumption used for each of the awards is based on median volatility for the constituents of the sector.

Awards under the UK Share Incentive Plan (“SIP”) were made on 7 April 2006 and 10 April 2007. The SIP is an HM Revenue & Customs approved plan open to all UK permanent employees and operates in conjunction with a UK tax-resident trust which holds shares on behalf of participating employees. Under the SIP, Inmarsat

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

18.	Employee share options (Continued)

plc can award ‘Free Shares’ (up to a maximum value of £3,000) to employees. Employees can also acquire ‘Partnership Shares’ from their salary up to a maximum of £1,500 per annum and Inmarsat plc will match this with up to two free ‘Matching Shares’ per ‘Partnership Share’ (equivalent to a maximum value of £3,000 per annum). The market value per ordinary share at the date of the awards was £3.77 (2006) and £4.14 (2007).

Arrangements were put in place for eligible overseas employees to replicate both awards under the SIP as closely as possible. Additional arrangements have also been put in place for employees to acquire shares over the capped amounts in relation to the SIP award in 2006. On 7 April 2006, in aggregate 57,872 ordinary shares of €0.0005 each were awarded to eligible employees from the Inmarsat Employees’ Share Ownership Plan Trust in respect of the award to overseas employees and the additional award to certain employees. On 10 April 2007, 15,926 ordinary shares of €0.0005 each were awarded to eligible overseas employees to replicate the SIP award. The same market value per ordinary share was used as for the SIP for each award.

No Executive Director or member of the Executive Management Board applied to participate in the SIP or equivalent overseas arrangements.

A summary of share awards and option activity as at 31 December 2008 (excluding the 2004 Plan which is noted above) is as follows:

Share Awards and options outstanding	Share Incentive Plan (UK)	Share Incentive Plan (International and Unapproved)	BSP	Performance Share Plan	Sharesave Scheme (UK)	Sharesave Plan (International)	Total
Balance at 1 January 2007	407,227	48,673	215,542	807,869	747,542	103,340	2,330,193

Granted/Allocated	216,114	15,926	945,035	120,764	—	—	1,297,839
Lapsed	—	—	—	(22,043)	(52,001)	(14,456)	(88,500)
Exercised	—	—	—	—	(5,342)	(2,460)	(7,802)
Transferred/Sold	(50,623)	(986)	(80,879)	(14,692)	—	—	(147,180)

Balance at 31 December 2007	572,718	63,613	1,079,698	891,898	690,199	86,424	3,384,550

Granted/Allocated	—	—	4,609	394,126	832,097	165,447	1,396,279
Lapsed	—	—	(23,589)	—	(5,920)	(500)	(30,009)
Exercised	—	—	—	—	(624,470)	(79,158)	(703,628)
Transferred/Sold	(22,811)	(5,491)	(91,480)	(845,815)	—	—	(965,597)

Balance at 31 December 2008	549,907	58,122	969,238	440,209	891,906	172,213	3,081,595

Exercisable at 31 December 2008	—	—	—	—	59,809	6,766	66,575

Exercise Price per share	n/a	n/a	nil	nil	(a )	(b )	nil

(a)	The first grant under the UK Sharesave scheme in 2005 has an exercise price of £2.24.
The second grant under the UK Sharesave scheme in 2008 has an exercise price of £3.06.
(b)	The first grant under the International Sharesave plan in 2005 has an exercise price of £2.24.
The second grant under the International Sharesave plan in 2008 has an exercise price of £3.06.

19.	Reserves

	Share premium	Other reserves	Retained earnings
	(US$ in millions)
Balance at 1 January 2007	581.6	10.1	230.8
Profit for the year	—	—	146.4
Dividends in specie	—	—	(150.0)
Dividends payable	—	—	(9.0)
Share option charge	—	1.9	—
Actuarial gains from pension and post-retirement benefits	—	—	6.6
Movement on deferred tax relating to pension and post-retirement benefits	—	—	(2.0)

Balance at 31 December 2007	581.6	12.0	222.8

Profit for the year	—	—	403.9
Dividends payable	—	—	(104.1)
Share option charge	—	2.9	—
Actuarial losses from pension and post-retirement benefits	—	—	(11.1)
Movement on deferred tax relating to pension and post-retirement benefits	—	—	3.1

Balance at 31 December 2008	581.6	14.9	514.6

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Other reserves as at 31 December 2008 includes US$9.4m (2007: US$6.5m) recognized in line with FRS 20, ‘Share-based Payment’ for the Company’s share option plans. The Company recognizes charges relating to share options granted over the vesting period. See note 18.

20.	Notes to cash flow statements

Reconciliation of operating profit to net cash inflows from operating activities:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Operating profit	209.5	190.0	187.4
Depreciation	111.1	133.0	158.5
Amortization	9.6	9.6	7.7
Non-cash effect of issue of share capital to employees	3.4	2.5	3.5
(Increase)/decrease in debtors	(99.1)	(107.6)	11.6
Increase/(decrease) in creditors	42.7	42.4	(60.8)
Decrease/(increase) in stocks	—	0.5	(0.2)
(Decrease)/increase in provisions	(3.8)	(3.2)	0.2

Net cash inflow from operating activities	273.4	267.2	307.9

Reconciliation of net cash flows to movement in net debt:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Net debt at beginning of year	172.2	206.1	204.7
Decrease/(increase) in cash in the year	3.6	(0.1)	(1.2)
Movements in liquid resources	(18.0)	8.3	(4.3)
Loan from parent undertaking	—	(52.8)	207.9
Non-cash adjustment	16.8	18.7	23.2
Settlement of finance lease	—	—	(207.9)
Capital element of finance lease rental payments	(7.8)	(8.0)	(16.3)

Net debt	166.8	172.2	206.1

Analysis of net debt:

	Cash at bank and in hand	Overdraft	Cash at bank less overdrafts	Short-term investment	Finance lease obligations	Loan from parent undertaking	Total
At 1 January 2006	(0.6)	0.9	0.3	(33.7)	238.1	—	204.7
Net cash flow	(0.5)	(0.7)	(1.2)	(4.3)	(224.2)	207.9	(21.8)
Non-cash adjustment	—	—	—	—	23.2	—	23.2

At 31 December 2006	(1.1)	0.2	(0.9)	(38.0)	37.1	207.9	206.1

Net cash flow	—	(0.1)	(0.1)	8.3	(8.0)	(52.8)	(52.6)
Non-cash adjustment	—	—	—	—	7.6	11.1	18.7

At 31 December 2007	(1.1)	0.1	(1.0)	(29.7)	36.7	166.2	172.2

Net cash flow	(2.0)	5.6	3.6	(18.0)	(7.8)	—	(22.2)
Non-cash adjustment	—	—	—	—	7.3	9.5	16.8

At 31 December 2008	(3.1)	5.7	2.6	(47.7)	36.2	175.7	166.8

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

21.	Pension arrangements and post-retirement benefits

The Company’s hybrid pension plan, including defined benefit and defined contribution elements, commenced on 15 April 1999. Initial funding requirements were based on actuarial assumptions.

The Group operates pension schemes in each of its principal locations. The UK scheme has two plans, a defined benefit scheme, which is closed to new employees, and a defined contribution plan. The defined benefit scheme is funded and its assets are held in a separate fund administered by a corporate trustee. US$2.0m was credited in the Profit and Loss Account in the year ended 31 December 2008 in respect of the defined benefit section of the scheme, net of a foreign exchange gain of US$2.9m (2007: US$2.0m charged net of foreign exchange gain of US$0.1m, 2006: US$6.4m charged net of foreign exchange loss of US$2.0m).

The defined benefit section of the hybrid scheme was valued using the projected unit method with the formal valuation undertaken by professionally qualified and independent actuaries, Watson Wyatt LLP, as at 31 December 2005. The actuarial valuation of the assets of the scheme at that date, net of liabilities, was US$8.9m. The results of the valuation have been updated for any material transactions and material changes in circumstances (including changes in market prices and interest rates) up to 31 December 2008. The results of this updated valuation as at 31 December 2008, for the purposes of the disclosures required by FRS17, ‘Accounting for Retirement benefits’, are set out below.

The assets held in respect of the defined benefit section of the UK Scheme and the expected rates of return were:

	As at 31 December
	2008		2007		2006
	Value	Long-term rate of return expected	Value	Long-term rate of return expected	Value	Long-term rate of return expected
	(US$ in millions)		(US$ in millions)		(US$ in millions)
Equities	29.5	8.15%	43.5	7.75%	37.0	7.60%
Bonds	4.2	5.40%	5.8	5.15%	4.1	4.80%
Other	1.3	6.80%	2.3	6.45%	—	—
Cash(a)	—	3.95%	—	4.35%	—	4.10%

Total market value of assets	35.0		51.6		41.1

(a)	As at 31 December 2008 US$1,440 was held in cash (2007: US$nil, 2006: US$14,000).

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

The obligation under these plans was determined by the application of the terms of medical plans, together with relevant actuarial assumptions and healthcare cost trend rates. The long-term rate of medical expense inflation used in the actuarial calculations is 4.0% per annum in excess of the rate of general price inflation of 3.15% (2007: 4.0% in excess of 3.45% , 2006: 4.0% in excess of 3.10%). The discount rate used in determining the accumulated post-retirement benefit obligation was 6.10% at 31 December 2008 (2007: 5.80%, 2006: 5.10%).

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

21.	Pension arrangements and post-retirement benefits (Continued)

The major actuarial assumptions used to calculate the scheme liabilities under FRS 17 as at 31 December 2008, 2007 and 2006 were:

	As at 31 December
	2008	2007	2006
Future salary increases	5.15%	5.45%	5.10%
Future pension increases	3.15%	3.45%	3.10%
Discount rate	6.10%	5.80%	5.10%
Inflation assumption	3.15%	3.45%	3.10%
Medical cost trend rate	7.15%	7.45%	7.10%

The mortality assumption has been updated to reflect experience and expected changes in future improvements in life expectancy. The average life expectancy assumptions are as follows:

	2008	2007	2006
	Number of years
Male (on retirement at age 65)	86.2	85.0	85.0
Female (on retirement at age 65)	89.5	88.2	88.2

For 2007 mortality has been assumed to follow the standard tables PA92C2006 rated down by one year and with a 0.25% reduction to the discount rate in payment to allow for future mortality improvements (which is equivalent to a future improvement in life expectancy of approximately one year in every ten years). For 2008, mortality has been assumed to follow the standard tables PA92C2006 with the improvement allowance of 0.25% replaced with medium cohort improvements.

The following amounts in respect of all post-retirement benefits, as at 31 December 2008 and 2007, were measured in accordance with the requirements of FRS 17:

	As at 31 December 2008			As at 31 December 2007
	Post- retirement healthcare	Pension benefits	Total	Post- retirement healthcare	Pension benefits	Total
	(US$ in millions)
Total market value of assets	—	35.0	35.0	—	51.6	51.6
Present value of plan liabilities	(15.3)	(40.9)	(56.2)	(16.6)	(56.7)	(73.3)

Deficit in the plan	(15.3)	(5.9)	(21.2)	(16.6)	(5.1)	(21.7)
Related deferred tax asset	4.2	1.7	5.9	4.7	1.4	6.1

Net liability	(11.1)	(4.2)	(15.3)	(11.9)	(3.7)	(15.6)

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

21.	Pension arrangements and post-retirement benefits (Continued)

The amounts recognized in the financial statements in the years ended 31 December 2008, 2007 and 2006 in respect of all post-retirement benefits are set out below. Post-retirement healthcare service costs are included within wages and salaries; defined benefit service costs are included within pension costs; and foreign exchange gains and losses are included within other finance costs. The total pension cost for the year ended 31 December 2008 of US$3.6m (2007: US$3.7m, 2006: US$5.4m) as disclosed in note 3 includes US$2.0m in respect of defined contribution pension costs (2007: US$1.3m, 2006: US$1.1m).

	Year ended 31 December 2008			Year ended 31 December 2007
	Post- retirement healthcare	Pension benefits	Total	Post- retirement healthcare	Pension benefits	Total
	(US$ in millions)
Operating profit
Current service cost	0.6	1.6	2.2	0.6	2.4	3.0
Foreign exchange gains	—	—	—	—	—	—

Total operating charge	0.6	1.6	2.2	0.6	2.4	3.0

Other finance (income)/costs
Foreign exchange (gains)/losses	(5.2)	(2.9)	(8.1)	0.4	(0.1)	0.3
Expected return on pension scheme assets	—	(4.0)	(4.0)	—	(2.9)	(2.9)
Interest on pension scheme liabilities	1.0	3.3	4.3	0.8	2.6	3.4

Net return	(4.2)	(3.6)	(7.8)	1.2	(0.4)	0.8

Statement of Total Recognized Gains and Losses
Actual return less expected return on pension scheme assets	—	14.7	14.7	—	(0.3)	(0.3)
Experience losses and (gains) arising on the scheme liabilities	7.1	—	7.1	(0.2)	—	(0.2)
Changes in assumptions underlying the present value of scheme liabilities	(4.5)	(6.2)	(10.7)	(1.2)	(4.9)	(6.1)

Actuarial losses/(gains) recognized in Statement of Total Recognized Gains and Losses	2.6	8.5	11.1	(1.4)	(5.2)	(6.6)

Movements in deficit during the year
Deficit in scheme at beginning of the year	(16.6)	(5.1)	(21.7)	(16.4)	(13.6)	(30.0)
Movement in year:
Current service cost	(0.6)	(1.6)	(2.2)	(0.6)	(2.4)	(3.0)
Contributions	—	5.7	5.7	—	5.3	5.3
Benefits paid	0.3	—	0.3	0.2	—	0.2
Other finance costs (excluding foreign exchange)	(1.0)	0.7	(0.3)	(0.8)	0.3	(0.5)
Foreign exchange gains/(losses)	5.2	2.9	8.1	(0.4)	0.1	(0.3)
Actuarial (losses)/gains	(2.6)	(8.5)	(11.1)	1.4	5.2	6.6

Deficit in scheme at end of year	(15.3)	(5.9)	(21.2)	(16.6)	(5.1)	(21.7)

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

21.	Pension arrangements and post-retirement benefits (Continued)

	Year ended 31 December 2006
	Post- retirement healthcare	Pension benefits	Total
	(US$ in millions)
Operating profit
Current service cost	0.6	4.3	4.9
Foreign exchange gains	—	—	—

Total operating charge	0.6	4.3	4.9

Other finance costs
Foreign exchange losses	1.9	2.0	3.9
Expected return on pension scheme assets	—	(2.2)	(2.2)
Interest on pension scheme liabilities	0.7	2.3	3.0

Net return	2.6	2.1	4.7

Statement of Total Recognized Gains and Losses
Actual return less expected return on pension scheme assets	—	0.2	0.2
Experience gains arising on the scheme liabilities	(0.1)	(3.6)	(3.7)
Changes in assumptions underlying the present value of scheme liabilities	(0.1)	(1.2)	(1.3)

Actuarial gains recognized in Statement of Total Recognized Gains and Losses	(0.2)	(4.6)	(4.8)

Movements in deficit during the year
Deficit in scheme at beginning of the year	(13.5)	(17.3)	(30.8)
Movement in year:
Current service cost	(0.6)	(4.3)	(4.9)
Contributions	—	5.5	5.5
Benefits paid	0.1	—	0.1
Other finance costs (excluding foreign exchange)	(0.7)	(0.1)	(0.8)
Foreign exchange losses	(1.9)	(2.0)	(3.9)
Actuarial gains	0.2	4.6	4.8

Deficit in scheme at end of year	(16.4)	(13.6)	(30.0)

Pension benefits history of experience gains and losses

	Year ended 31 December
	2008	2007	2006	2005
Difference between the expected and actual return on scheme assets:
Amount (US$ in millions)	14.7	(0.3)	0.2	(3.9)
Percentage of scheme assets	42.00%	0.58%	0.49%	(14.01)%
Experience gains on scheme liabilities:
Amount (US$ in millions)	—	—	(3.6)	(0.2)
Percentage of present value of the scheme liabilities	0.00%	0.00%	(6.58)%	(0.37)%
Total amount recognized in Statement of Total Recognized Gains and Losses:
Amount (US$ in millions)	8.5	(5.2)	(4.6)	2.7
Percentage of present value of the scheme liabilities	(20.78)%	(9.17)%	(8.41)%	5.97%

Post-retirement healthcare history of experience gains and losses

	Year ended 31 December
	2008	2007	2006	2005
Experience losses and (gains) on scheme liabilities:
Amount (US$ in millions)	7.1	(0.2)	(0.1)	0.6
Percentage of present value of the scheme liabilities	46.41%	(1.20)%	(0.61)%	3.90%
Total amount recognized in Statement of Total Recognized Gains and Losses:
Amount (US$ in millions)	2.6	(1.4)	(0.2)	4.2
Percentage of present value of the scheme liabilities	16.99%	(8.38)%	(1.22)%	30.70%

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

22.	Capital commitments

The Company had authorized and contracted but not provided for capital commitments as at 31 December 2008 of US$366.9m (2007: US$482.2m). These amounts primarily represent commitments in respect of the Alphasat project, the launch of the Inmarsat-4 F3 satellite, Hawaii SAS site, satellite phone handset development and BGAN services.

23.	Contingencies

During 2007, an assessment was made against us for VAT payable in relation to the sale of our head office which took place in 2004. The total amount of the assessment, including penalties is estimated to be approximately £10.0m-£12.0m. (US$14.4m-US$17.3m, based on the 31 December 2008 exchange rate between the US dollar and Pounds Sterling). We have sought external advice and are appealing the assessment as well as considering other strategies to mitigate the position. We do not believe that a material loss is probable, and therefore no provision has been made in these financial statements. We cannot currently estimate the amount of time that will be required to settle this matter.

24.	Operating lease commitments

The Company had the following annual commitments under non-cancelable operating leases which expire:

	As at 31 December
	2008	2007	2006
	(US$ in millions)
Land and buildings:
Within one years	0.1	—	—
Within two to five years	—	0.4	—
After five years	8.6	9.3	8.1
Other:
Within one year	108.0	98.9	0.2
Within two to five years	319.3	274.7	10.8
After five years	420.3	441.1	—

	856.3	824.4	19.1

During 2007, the Company entered into an operating lease with a fellow subsidiary, Inmarsat Leasing (Two) Limited. The Company is contracted to pay an annual rental of US$105.1m (2007: US$88.2m) for the lease of the Inmarsat-4 satellites for a period of 10 years, with the first payment being made on 8 March 2007. Accordingly, the commitment under this operating lease will be US$105.1m (2007: US$88.2m) payable between one and two years, US$315.2m (2007: US$264.5m) payable between two and five years and US$420.3m (2007: US$440.6m) payable after five years.

Land and buildings relates to the 25-year leaseback of head office building at 99 City Road, London.

At 31 December 2008 the Company, in addition to the above operating lease commitments, is contracted to pay warranty costs relating to the BGAN programme of US$nil over the next year (2007: US$1.5m over the next year, 2006: US$3.7m over the next two years).

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

25.	Derivative financial instruments

Forward foreign exchange

The following table sets out the face value and fair value of forward foreign exchange contracts outstanding for the Company as at 31 December 2008 and 2007:

Outstanding forward foreign exchange contracts (In millions)	Face value	Maturing within 1 year	As at 31 December 2008 Maturing between 1 and 2 years	Maturing between 2 and 5 years	Fair value (US$)
GBP contracts	£94.6	£67.6	£27.0	—	(32.3)
Euro contracts	€135.1	€19.2	€26.8	€89.1	8.8
Canadian dollar contracts	$2.0	$2.0	—	—	(0.4)

					(23.9)
Outstanding forward foreign exchange contracts (In millions)	Face value	Maturing within 1 year	As at 31 December 2007 Maturing between 1 and 2 years	Maturing between 2 and 5 years	Fair value (US$)
GBP contracts	£65.0	£65.0	—	—	(1.9)
Euro contracts	€8.9	€8.9	—	—	—

					(1.9)

26.	Related party transactions

The Company being a 100% owned subsidiary of Inmarsat Group Limited is exempt under paragraph 17 of FRS 8, ‘Related Party Transactions’, from the requirements to disclose transactions with entities that are part of the group.

Following the transaction between Inmarsat plc and Communications Investment Partners Limited (“CIP Limited”) on 11 December 2007, the Directors consider that from this date, CIP UK Holdings Limited (“CIP UK”) and its subsidiaries (together “CIP”) were related parties of the Group by virtue of the common control provisions of FRS 8, ‘Related party disclosures’. Although Inmarsat plc does not hold an equity interest in, nor have any control over the financial and operating policies or any entitlement to receive dividends from CIP UK, under IFRS (more specifically Standing Interpretations Committee (“SIC”) 12, ‘Consolidation—Special Purpose Entities’ (“SPE”)) the Inmarsat plc group is required to consolidate the financial results of CIP UK, as it meets the IAS 27/SIC12 definition of a SPE given that the Inmarsat plc group is deemed to bear the risks and economic benefits of CIP UK. Revenue earned by the Group from CIP for the year ended 31 December 2008 was US$256.4m (for the period 11 December to 31 December 2007: US$12.1m). Other trading between the Group and CIP was not material to either party for the year ended 31 December 2008 and the period 11 December to 31 December 2007. The amount held in accounts receivable owing from CIP at 31 December 2008 was US$78.7m (2007: US$69.4m).

27.	Investments

The Company owns 98% of Inmarsat Brasil Limitada, a dormant company registered in Brazil. This investment is held at nil value.

28.	Parent Undertaking and Ultimate Controlling Party

The Company’s parent undertaking is Inmarsat Ventures Limited and ultimate controlling party is Inmarsat plc, both incorporated in Great Britain and registered in England and Wales. The largest and smallest groups into which the results of the Company are consolidated are headed by Inmarsat plc and Inmarsat Ventures Limited respectively. Copies of the Inmarsat plc and Inmarsat Ventures Limited consolidated financial statements can be obtained from the company Secretary at 99 City Road, London, EC1Y 1AX.

29.	Events after the balance sheet date

A final dividend in respect of 2008 amounting to US$86.5m was declared by the Directors on 24 April 2009, to be paid to Inmarsat Ventures Limited. This dividend has not been recognized as a liability as at 31 December 2008.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

29.	Events after the balance sheet date (Continued)

Subsequent to 31 December 2008, other than the events discussed above, there have been no material events which would affect the information reflected in the financial statements of the Company.

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

The following table contains a summary of the material adjustments to profit after taxation of Inmarsat Global Limited between UK GAAP and US GAAP:

	Note	Year ended 31 December
		2008	2007	2006
		(US$ in millions)
Profit for the financial year as reported under UK GAAP		403.9	146.4	122.0
US GAAP adjustments:
Pension plans	a	(2.5)	(0.1)	—
Post retirement healthcare	a	(0.8)	(0.4)	0.2
Financial instruments	b	(2.4)	(1.3)	1.9
Foreign exchange translation	b	(0.6)	—	(0.2)
Taxation	c	17.7	21.3	17.6
Development costs and amortization	d	1.7	0.9	3.4
Depreciation on tangibles	e	(1.2)	(1.2)	(1.2)
Amortization of intangibles	f	(2.8)	(5.6)	(5.6)
Interest on bank loans and subordinated parent company debt	g	(85.5)	(89.5)	(95.4)
Capitalized interest	i	30.2	25.3	27.5
Deferred income on disposal and leaseback	j	3.2	0.3	0.3
Facility fees and amortization	k	—	—	(2.5)
UK National Insurance on stock options	l	(0.2)	—	0.2
Network and satellite operation costs	m	0.6	0.6	0.6

Total adjustments		(46.9)	(49.7)	(53.2)

Net income under US GAAP		357.0	96.7	68.8

The following table contains a summary of the material adjustments to shareholder’s funds between UK GAAP and US GAAP:

	Note	As at 31 December
		2008	2007
		(US$ in millions)
Total shareholder’s funds as reported under UK GAAP		1,273.1	978.4
US GAAP adjustments:
Pension plans	a	(1.1)	(1.6)
Financial instruments	b	(23.9)	(2.0)
Foreign exchange translation	b	5.8	(0.7)
Taxation	c	(44.1)	(41.2)
Development costs	d	(55.2)	(56.8)
Tangible assets	e	(1.1)	(2.3)
Intangibles other than goodwill	f	90.3	92.5
Bank loans and subordinated parent company debt	g	(1,320.9)	(1,210.4)
Goodwill	h	244.5	244.5
Capitalized interest	i	225.5	195.3
Deferred income on sale and leaseback	j	(53.5)	(56.7)
UK National Insurance on stock options	l	2.5	2.6
Network and satellite operation costs and amortization	m	(6.7)	(7.3)
Investment property	n	(5.5)	(5.5)

Total US GAAP adjustments		(943.4)	(849.6)

Shareholder’s equity under US GAAP		329.7	128.8

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

30.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles (Continued)

A summary of the principal differences and additional disclosures applicable to the Company are set out below:

(a) Pension plans

Under UK and US GAAP different methods and assumptions are used to determine the pension expense. The principal differences are set out below.

Under UK GAAP, pension and post retirement costs credited/charged against profits relating to the Company’s pension schemes are accounted for in accordance with FRS17, ‘Accounting for Retirement benefits’. Actuarial gains and losses arising from one valuation to the next are amortized through the statement of total recognized gains and losses. Under US GAAP, all actuarial gains and losses in excess of the corridor are recognized over the average remaining service life of the employees. As of 31 December 2006, the Company adopted SFAS 158, ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans’ (“SFAS 158”), which requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability on the balance sheet and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. Prior to the adoption of SFAS 158, the Company recognized an additional minimum pension liability to the extent that the value of benefits accrued based on employee service up to the Balance Sheet date (the accumulated benefit obligation) exceeded the value of plan assets, and the excess was greater than any accrual already established for unfunded pension costs. The transitional adjustment required on adoption of SFAS 158 was recorded as an adjustment to the 2006 year-end balance of accumulated other comprehensive income.

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

SFAS 133, ‘Accounting for Derivatives and Hedging Activities’ and related standards, adopted effective 1 January 2001, establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activity. Changes in the fair value of derivatives are recorded in each year in current earnings or other comprehensive income, depending on whether a derivative is designated and documented as part of a hedge transaction and, if it is, the type of hedge transaction. The Company uses various derivative instruments, to hedge anticipated foreign currency expenditures. These contracts provide economic hedging to the Company.

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

(c) Taxation

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

(d) Development costs

Under UK GAAP, the Company capitalizes development costs associated with the development of the User Terminals (“UT”) for the BGAN services. Under US GAAP these development costs are expensed as incurred. Due to the non capitalization of UT development costs the associated amortization recorded under UK GAAP is not recognized for US GAAP purposes.

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

(g) Bank loans and subordinated parent company debt

Under US GAAP, the debt which Inmarsat Investments Limited acquired in order to effect the acquisition of Inmarsat Ventures Limited has been pushed down to the books of Inmarsat Global Limited. This accounting is not required under UK GAAP. Additionally, interest arising on the debt has also been pushed down into the Income Statement of Inmarsat Global Limited.

(h) Goodwill

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

(i) Capitalized interest

Under UK GAAP, the Company does not capitalize interest. Under US GAAP, the Company capitalizes interest on all qualifying assets. The capitalization rate is applied to the total cumulative cash expenditures for qualifying assets according to SFAS 34, ‘Capitalization of Interest Cost’.

(j) Deferred income on disposal of tangible assets

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

(k) Facility Fee

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

(l) Stock option costs

During 2004, the Company early adopted the provisions of Statement of Financial Standards (“SFAS”) No. 123 (R), ‘Share Based Payment’, which is a revision of SFAS No. 123, ‘Accounting for Stock-Based Compensation’. SFAS No. 123 (R) supersedes Accounting Principles Bulletin Opinion No. 25, ‘Accounting for Stock Issued to Employees’. Under SFAS No. 123 (R), stock options issued to employees are valued at fair value on the grant date and recognized in the Income Statement over the requisite service period of the option. The Company has adopted SFAS No. 123 (R), however there was no material impact of adopting this standard. Differences between UK GAAP and US GAAP with regard to the recognition of stock based compensation expense for the years ended 31 December 2008, 2007 and 2006 were not material.

Under UK GAAP, the liability for National Insurance on stock options is accrued based on the intrinsic value of the options on the date of grant and adjusted for subsequent changes in the market value of the underlying shares. Under US GAAP, this expense is recorded upon exercise of the stock options.

(m) Network and satellite operations

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

(n) Investment property

Under UK GAAP the property at 250 Old Street was revalued on a market basis to US$5.5m as at 31 December 2008 (2007: US$5.5m). Under US GAAP the property is recorded at cost less accumulated depreciation.

(o) Other disclosures required by U.S. GAAP

Cash flow information

Under UK GAAP, the Group’s cash flow statements are presented in accordance with Financial Reporting Standard No. 1, ‘Cash Flow Statements’ (“FRS 1”), as revised. This statement presents substantially the same information as is required under SFAS 95, ‘Statement of Cash Flows’ under U.S. GAAP.

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

Recently issued accounting pronouncements

In September 2006, the FASB issued FAS No. 157, ‘Fair Value Measurement’ (“FAS 157”), which enhances existing guidance for measuring assets and liabilities using fair value. This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after 15 November 2007, and interim periods within those fiscal years. In February 2008 the FASB issued FAS No. 157-2 (“FAS 157-2”) which delays the effective date of FAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after 15 November 2008. The Company is currently analyzing the effects of FAS 157 but does not expect its implementation will have a significant impact on the Company’s financial conditions or results of operations.

In February 2007, the FASB issued Statement No. 159, ‘The Fair Value Option for Financial Assets and Financial Liabilities’ (“FAS 159”). FAS 159 gives entities the option to measure prospectively many financial instruments and certain other items at fair value in the balance sheet with changes in the fair value recognized in the income statement. FAS 159 is effective for fiscal years beginning after 15 November 2008, although entities electing to adopt the statement early, which is permissible from 1 January 2007, may designate certain items retrospectively. Management is currently evaluating the effect of adoption on its financial position and results of operations.

In December 2007, the FASB issued Statement No. 141(R), ‘Business Combinations’ (“FAS 141(R)”) and Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51” (“FAS 160”). FAS 141(R) and FAS 160 substantially elevate the role played by fair value and dramatically change the way companies account for business combinations and noncontrolling interests. FAS 141(R) and FAS 160 are effective for financial statements issued for fiscal years beginning on or 15 December 2008, and interim periods within those fiscal years. The financial effect of FAS 141(R) and FAS 160 will be dependent upon the circumstances surrounding the future transactions to which they will apply, that are at present unknown.

In March 2008, the FASB issued Statement No. 161, ‘Disclosures About Derivative Instruments in Hedging Activities—an amendment of FASB Statement No. 133’ (“FAS 161”). FAS 161 requires increased qualitative, quantitative, and credit-risk disclosures. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after 15 November 2008. The Company is currently analyzing the effects of FAS 161 but does not expect its implementation will have a significant impact on the Company’s financial conditions or results of operations.

In November 2007, the EITF reached a consensus on Issue 07-1, ‘Accounting for Collaborative Arrangements’ (EITF 07-1). EITF 07-1 provides guidance on the definition of a collaborative arrangement, on recognition of revenue and costs associated with a collaborative arrangement and the required disclosures. EITF 07-1 is effective for financial statements issued for fiscal years beginning after 15 December 2008. The Company is currently analyzing the effects of EITF 07-1 but does not expect its implementation will have a significant impact on the Company’s financial conditions or results of operations.

Other recent accounting pronouncements issued by the FASB (including the Emerging Task Force), the AICPA, and the SEC did not or are not believed by management to have a material impact on Inmarsat Global Limited’s present or future consolidated financial statements.

INMARSAT GLOBAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the years ended 31 December 2008, 2007 and 2006

	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
	(US$ in millions)
2008
Revenue provision	(4.5)	(11.5)	9.3	(6.7)
2007
Revenue provision	(2.4)	(12.0)	9.9	(4.5)
2006
Revenue provision	(6.0)	(6.6)	10.2	(2.4)

INMARSAT LEASING (TWO) LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Inmarsat Leasing (Two) Limited

We have audited the accompanying balance sheets of Inmarsat Leasing (Two) Limited (“the Company”) as at 31 December 2008 and 2007, the related profit and loss account, reconciliation of movements in shareholder’s funds, statement of cash flows and the related notes for each of the years ended 31 December 2008, 2007 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Inmarsat Leasing (Two) Limited at 31 December 2008 and 2007, and the results of its operations and cash flows for each of the years ended 31 December 2008, 2007 and 2006, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 20 to the financial statements.

Deloitte LLP

London, England

29 April 2009

INMARSAT LEASING (TWO) LIMITED

PROFIT AND LOSS ACCOUNT

	Note	Year ended 31 December
		2008	2007	2006
		(US$ in millions)
Revenues	2	100.6	75.7	3.6
Depreciation and amortization	4	(64.0)	(50.7)	—

Operating profit		36.6	25.0	3.6
Interest payable	3	(2.1)	(4.0)	(1.7)

Profit on ordinary activities before taxation	4	34.5	21.0	1.9

Taxation (expense)/credit	5	(20.5)	0.6	(0.6)

Profit for the year		14.0	21.6	1.3

All results relate to continuing operations.

A Statement of Total Recognized Gains and Losses is not presented as there are no recognized gains or losses other than the profit shown above.

The accompanying notes are an integral part of the financial statements.

INMARSAT LEASING (TWO) LIMITED

BALANCE SHEET

		Year ended 31 December
	Note	2008	2007
		(US$ in millions)
Fixed Assets
Tangible fixed assets	7	809.8	796.3

Total fixed assets		809.8	796.3

Current assets
Debtors—amounts falling due within one year	8	0.7	1.2
Debtors—amounts falling due after one year	9	36.6	36.9

Total current assets		37.3	38.1
Creditors—amounts falling due within one year	10	(153.9)	(155.0)

Net current liabilities		(116.6)	(116.9)

Total assets less current liabilities		693.2	679.4

Creditors—amounts falling due after more than one year	11	(6.1)	(6.5)
Provisions for liabilities and charges	12	(3.4)	(3.2)

Net Assets		683.7	669.7

Capital and reserves
Share premium account	15	642.8	642.8
Retained earnings	15	40.9	26.9

Total shareholder’s equity		683.7	669.7

The accompanying notes are an integral part of the financial statements.

INMARSAT LEASING (TWO) LIMITED

RECONCILIATION OF MOVEMENTS IN SHAREHOLDER’S FUNDS

	Called up share capital	Retained earnings	Share premium account	Total
	(US$ in millions)
Balance at 1 January 2006	—	4.0	17.1	21.1
Profit for the year	—	1.3	—	1.3

Balance at 31 December 2006	—	5.3	17.1	22.4

Profit for the year	—	21.6	—	21.6
Share Issue	—	—	625.7	625.7

Balance at 31 December 2007	—	26.9	642.8	669.7

Profit for the year	—	14.0	—	14.0

Balance at 31 December 2008	—	40.9	642.8	683.7

The accompanying notes are an integral part of the financial statements.

INMARSAT LEASING (TWO) LIMITED

STATEMENT OF CASH FLOWS

		Year ended 31 December
	Note	2008	2007	2006
		(US$ in millions)
Net cash inflow from operating activities	13	103.6	90.0	11.4

Returns on investments and servicing of finance Interest paid		(0.7)	(1.6)	—

Net cash (outflow)/inflow after management of liquid resources		(0.7)	88.4	11.4
Financing
Repayments of obligations under finance leases		(0.8)	(0.8)	—
Premium paid on finance leases		—	(763.0)	—
Issue of ordinary share capital		—	625.7	—
Loan from group undertaking		—	88.1	—
Repayment of loan from group undertaking		—	(88.1)	—
Intercompany funding		(52.1)	(0.3)	(11.4)
(Repayment)/drawdown of Revolving Credit Facility		(50.0)	50.0	—

Net cash outflow from financing		(102.9)	(88.4)	(11.4)

Increase/(decrease) in cash in the year		—	—	—

The accompanying notes are an integral part of these financial statements.

INMARSAT LEASING (TWO) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	Background, basis of accounting and principal accounting policies

Background

The principal activity of the Company is the leasing of satellites, plant and equipment.

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable UK accounting standards. A summary of the Company’s main accounting policies, which have been applied consistently, is given below.

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period. The more significant estimates include deferred tax and asset lives. Actual results could differ from those estimates.

The Company has reviewed its accounting policies and continues to adopt accounting policies most appropriate to its business so as to give a true and fair view as well as disclose sufficient information to enable users to understand the policies and how they have been applied in the financial statements. The accounting policies have been applied consistently in this period and the preceding period.

The functional and reporting currency of the Company is the US dollar. Shares issued by the Company and denominated in a currency other than US dollars are translated at the date of the issue.

The Directors acknowledge the latest guidance on going concern. Despite the current volatility in financial markets and uncertain economic outlook, the Directors believe that the Company has a robust and resilient business model, strong free cash flow generation and is compliant with all covenants. In making their assessment of going concern, the Directors considered recent budgets, the fifteen month rolling forecast, the cash flow forecast and the most recent Long Range Financial Plan. In addition, the Directors considered the maturity profile of existing debt facilities, other liabilities as well as actual and forecast covenant calculations. Furthermore, the forecasts and covenant calculations were stress tested by applying a set of downside scenarios. After making enquiries, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Company continues to adopt the going concern basis in preparing the consolidated financial statements.

There have been no new standards under UK GAAP issued or effective in the year which would materially impact the financial statements.

Currency of accounting and foreign currency

The functional and reporting currency of the Company is the US dollar. Shares issued by the Company and denominated in a currency other than US dollars are translated at the date of issue.

Revenues

Revenues represent income from finance leases using the actuarial after tax method to give a constant periodic rate of return on the net cash investment, and revenue from rentals in relation to operating leases which is spread over the period of the relevant operating lease.

Leasing commitments

Assets acquired under finance leases, which transfer substantially all the rights and obligations of ownership, have been recorded in the Balance Sheet as tangible assets at their equivalent capital value and are depreciated over the useful life of the asset. The corresponding liability is analysed between its short-term and long-term components. The interest element of the finance lease is charged to the Profit and Loss Account over the lease period as a constant rate. Rentals payable under operating leases are typically charged in the Profit and Loss Account in equal amounts over the term of the lease.

Net investment in finance leases

Net investment in finance leases is included in debtors and represents total minimum lease payments less gross earnings allocated to future periods and non-refundable rents received in advance.

INMARSAT LEASING (TWO) LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Space segment assets

Space segment assets comprise of satellite construction, launch and other associated costs. Expenditure charged to space segment projects includes invoiced progress payments, amounts accrued appropriate to the stage of completion of contract milestone payments, external consultancy costs, deferred satellite payments and direct internal costs. Progress payments are determined on milestones achieved to date together with agreed cost escalation indices. Deferred satellite payments represent the net present value of future payments dependent on the future performance of each satellite and are recognized in space segment assets when the satellite becomes operational. The associated liability is stated at its net present value and included within liabilities. Internal costs, comprising primarily staff costs, are only capitalized when they are directly attributable to the construction of an asset. These space segment assets are depreciated over the life of the satellites from the date they become operational and are placed into service.

Depreciation of fixed assets

Depreciation is calculated to write off the historical cost less residual values, if any, of space segment assets, on a straight-line basis over the expected useful lives of the assets concerned. The Company selects its depreciation rates carefully and reviews them annually to take account of any changes in circumstances. When setting useful economic lives, the principal factors the Group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used. The lives assigned to space segment assets are 5-15 years.

Interest and finance costs

Interest is recognized in the Profit and Loss Account using the effective yield method on a time proportion basis.

Current taxation

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the profit and loss account because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the Balance Sheet date.

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

Deferred tax is measured at the average tax rates that are expected to apply in the period in which the timing differences are expected to reverse based on tax rates and law that have been enacted or substantively enacted by the Balance Sheet date. Deferred tax is measured on a non-discounted basis. Deferred tax assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. See notes 5 and 12.

2.	Revenues

Revenues, stated net of VAT and other sales taxes, comprise the following:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Income from finance leases	2.5	2.2	3.6
Income from operating leases	98.1	73.5	—

	100.6	75.7	3.6

INMARSAT LEASING (TWO) LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3.	Interest payable

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
In respect of amounts due to parent undertaking on loans—payable wholly or in part after one year	(1.0)	(1.1)	(1.7)
Intercompany interest payable	(0.1)	—	—
Interest on Revolving Credit Facility	(0.5)	(2.5)	—
Finance Lease	(0.5)	(0.4)	—

	(2.1)	(4.0)	(1.7)

4.	Profit on ordinary activities before depreciation

Profit on ordinary activities before taxation is stated after charging:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Depreciation of property, plant and equipment:
— leased	64.0	50.7	—

Auditors’ remuneration

The Auditors’ remuneration incurred for the audit of the Company amounting to US$10,000 (2007: US$10,000, 2006: US$10,000) was paid by a company within the Inmarsat group. No recharge was made.

Employees and Directors

None of the Directors received any emoluments in respect of their services to the Company in the years ended 31 December 2008, 2007 and 2006.

The Company had no directly employed staff during the years ended 31 December 2008, 2007 and 2006.

5.	Taxation

The tax (charge)/credit is based on the taxable profits for the year and comprises:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
UK corporation tax at 28.5% (30% for 2007 and 2006)	(12.4)	0.4	0.1
Prior year adjustment to current tax charge	(8.0)	—	—
Deferred tax (Note 12)	—	—	(0.7)
Prior year adjustment to deferred tax charge (Note 12)	(0.1)	—	—
Adjustment to the opening deferred tax position in respect of the future reduction in the Corporation Tax rate from 30% to 28%	—	0.2	—

Total tax (charge)/credit	(20.5)	0.6	(0.6)

Deferred tax

The tax effect of timing differences is:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Deferred income tax liability recognized (Note 12)	(3.4)	(3.2)	(3.4)

Deferred income tax primarily arises from the difference between the periods in which income is recognized for accounting and taxation purposes. A deferred tax benefit is also derived from capital allowances where no equivalent accounting deduction is available.

INMARSAT LEASING (TWO) LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
UK statutory tax rate	28.5%	30.0%	30.0%
Profit on ordinary activities	34.5	21.0	1.9

Corporation tax provision at UK statutory tax rate	(9.8)	(6.3)	(0.6)
Timing differences	—	—	0.7
Permanent differences	(2.6)	6.7	—

Current tax (charge)/credit for the year	(12.4)	0.4	0.1

6.	Dividends

No dividends were paid in the years ended 31 December 2008, 2007 and 2006. The directors do not recommend a dividend in respect of the year ended 31 December 2008.

7.	Tangible Assets

Space Segment
(US$ in millions)
Cost at 1 January 2007	—
Additions	847.0

Cost at 31 December 2007	847.0
Additions	77.5

Cost at 31 December 2008	924.5

Accumulated depreciation as 1 January 2007	—
Charge in the year	(50.7)

Accumulated depreciation as 31 December 2007	(50.7)
Charge in the year	(64.0)

Accumulated depreciation as 31 December 2008	(114.7)

Net book value 31 December 2007	796.3

Net book value 31 December 2008	809.8

On 8 March 2007, the Company entered into a finance lease agreement with a fellow group company, Inmarsat Global Limited. The agreement covers the three Inmarsat-4 satellites. The assets acquired under the finance lease will be depreciated over the estimated useful life of 14 years. The assets were immediately leased back to Inmarsat Global Limited under an operating lease.

8.	Debtors: amounts falling due within one year

	Year ended 31 December
	2008	2007
	(US$ in millions)
Amounts due from group undertakings	0.7	0.7
Corporation tax	—	0.5

	0.7	1.2

Amounts due from fellow group companies are unsecured, carry no interest and are repayable on demand.

9.	Debtors: amounts falling due after one year

	Year ended 31 December
	2008	2007
	(US$ in millions)
Net investment in finance leases due from group undertakings	36.6	36.9

INMARSAT LEASING (TWO) LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

10.	Creditors: amounts falling due within one year

	Year ended 31 December
	2008	2007
	(US$ in millions)
Amounts due to group undertakings	120.6	87.7
Trade Creditors	—	1.7
Corporation tax liability	12.3	—
Revolving Credit Facility(a)	—	50.0
Accruals and deferred income	20.6	15.3
Finance lease payables	0.4	0.3

	153.9	155.0

a)	The Inmarsat Group maintains a Senior Credit Facility, which is for general corporate purposes and consists of a US$250.0m amortising Term Loan and a US$300.0m Revolving Credit Facility. Total drawings by the Group on the US$300.0m Revolving Credit Facility at 31 December 2008 was US$140.0m, of which US$nil was drawn by Inmarsat Leasing Two Limited (2007: US$70.0m of which US$20.0m was drawn by Inmarsat Investments Limited and US$50.0m by Inmarsat Leasing Two Limited). The drawings under the Revolving Credit Facility are priced at a margin above LIBOR and are tied to a leverage grid.

Amounts due to fellow subsidiary companies are unsecured, carry no interest and are repayable on demand.

11.	Creditors: amounts falling due after one year

	Year ended 31 December
	2008	2007
	(US$ in millions)
Finance lease payable(a)	6.1	6.5

	6.1	6.5

a)	US$0.4m is payable between one and two years, US$1.3m is payable between two and five years and US$4.4m is payable after five years (2007: US$0.4m is payable between one and two years, US$1.2m is payable between two and five years and US$4.9m is payable after five years).

12.	Provisions for liabilities and charges

The movement in deferred taxation is as follows:

Deferred tax
(US$ in millions)
As at 1 January 2006	(2.7)
Charged in respect of current year	(0.7)

As at 31 December 2006	(3.4)

Credited in respect of current year	0.2

As at 31 December 2007	(3.2)

Charged in respect of current year	(0.2)

As at 31 December 2008	(3.4)

13.	Cash flow statement

Reconciliation of operating profit to net cash inflow from operating activities:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Operating profit.	36.6	25.0	3.6
Depreciation	64.0	50.7	—
Decrease in debtors	0.3	5.4	7.8
(Decrease)/increase in creditors	2.7	8.9	—

Net cash inflow from operating activities	103.6	90.0	11.4

INMARSAT LEASING (TWO) LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Reconciliation of net cash flow to movement in net debt:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Net debt at beginning of year	144.6	17.4	27.1
Non cash adjustment	85.4	78.3	1.7
Loan from group undertaking	—	(88.1)	—
(Repayment)/drawdown of Revolving Credit facility	(50.0)	50.0	—
Repayment of loan from group undertaking	—	88.1	—
Intercompany funding	(52.1)	(0.3)	(11.4)
Capital element of finance lease rental payments	(0.8)	(0.8)	—

Net debt	127.1	144.6	17.4

Analysis of net debt:

	Finance lease obligation	Revolving credit facility	Amounts owing to group undertakings	Total
	(US$ millions)
At 1 January 2006	—	—	27.1	27.1
Net cash flow	—	—	(11.4)	(11.4)
Non cash adjustment	—	—	1.7	1.7

At 31 December 2006	—	—	17.4	17.4

Net cash flow	(0.8)	50.0	(0.3)	48.9
Non cash adjustment	7.7	—	70.6	78.3

At 31 December 2007	6.9	50.0	87.7	144.6

Net cash flow	(0.8)	(50.0)	(52.1)	(102.9)
Non cash adjustment	0.4	—	85.0	85.4

At 31 December 2008	6.5	—	120.6	127.1

The Company’s cash flows are funded via a loan from its parent undertaking, and accordingly this loan has been included in the analysis of net debt.

14.	Called up share capital

	Year ended 31 December
	2008	2007
	(US$)
Authorized
10,001,000 ordinary shares of £1 each	18,097,810	18,097,810

Allotted, called up and fully paid
1,061 ordinary shares of £1 each	1,925	1,925

On the 8 March 2007, the Company issued 60 ordinary shares of £1 each to Inmarsat Ventures Limited for a total consideration of US$625.7m.

INMARSAT LEASING (TWO) LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

15.	Reserves

	Retained earnings	Share premium account	Total
	(US$ in millions)
Balance at 1 January 2006	4.0	17.1	21.1
Profit for the financial year	1.3	—	1.3

Balance at 31 December 2006	5.3	17.1	22.4

Profit for the financial year	21.6	—	21.6
Share Issue	—	625.7	625.7

Balance at 31 December 2007	26.9	642.8	669.7

Profit for the financial year	14.0	—	14.0

Balance at 31 December 2008	40.9	642.8	683.7

16.	Capital commitments

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Commitments as lessors for future capital payments to satellite manufacturers	4.5	9.5	13.7

17.	Guarantees

The Company jointly guarantees the high yield bonds issued by a fellow subsidiary, Inmarsat Finance plc, totaling US$310.4m.

18.	Related party transactions

The Company, being a 100% indirectly owned subsidiary of Inmarsat plc, is exempt under paragraph 7 of FRS 8, ‘Related Party Transactions’ from the requirements to disclose transactions with entities that are part of the Inmarsat group.

19.	Parent undertaking

The Company's ultimate parent undertaking is Inmarsat plc, incorporated and registered in England and Wales. The largest and smallest group in which the results of the Company are consolidated are headed by Inmarsat plc. Copies of the Inmarsat plc consolidated financial statements can be obtained from the Company Secretary at 99 City Road, London EC1Y 1AX or obtained from the website (www.inmarsat.com).

20.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

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

The following table contains a summary of the material adjustments to profit after taxation of Inmarsat Leasing (Two) Limited between UK GAAP and US GAAP:

		Year ended 31 December
	Note	2008	2007	2006
		(US$ in millions)
Profit for the financial year as reported under UK GAAP.		14.0	21.6	1.3
US GAAP adjustments:
Lease revenue	a	0.1	—	(0.3)
Taxation	b	—	—	0.1

Total adjustments.		0.1	—	(0.2)

Net income under US GAAP.		14.1	21.6	1.1

INMARSAT LEASING (TWO) LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

The following table contains a summary of the material adjustments to shareholder’s funds between UK GAAP and US GAAP:

		As at 31 December
	Note	2008	2007	2006
	(US$ in millions)
Total shareholder’s funds as reported under UK GAAP		683.7	669.7	22.4
US GAAP adjustments:
Finance lease receivable	a	(3.0)	(3.1)	(3.1)
Deferred taxation	b	0.9	0.9	0.9

Total adjustments		(2.1)	(2.2)	(2.2)

Shareholder’s equity under US GAAP		681.6	667.5	20.2

A summary of the principal differences and additional disclosures applicable to the Company are set out below:

(a) Finance lease revenue

Under UK and US GAAP different methods and assumptions are used to determine the revenue derived from finance leases. The principal difference is set out below.

Under UK GAAP, finance lease revenues are measured using the actuarial after tax method to give a constant periodic rate of return on the net cash investment, which is in accordance with SSAP 21, ‘Leases and hire purchase contracts’. US GAAP, SFAS 13, ‘Accounting for Leases’ prescribes the method and assumptions that may be used to calculate finance lease revenues. Under US GAAP, finance lease revenues are measured using the pre-tax method to give a constant periodic rate of return on the net investment in the finance lease. The difference in measurement gives rise to a difference in the finance lease revenue recognized under UK GAAP and US GAAP.

(b) Taxation

Under UK GAAP, full provision is made for deferred tax assets and liabilities arising from timing differences where the company has an obligation/benefit to pay more tax in the future as a result of past events. Under US GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognized for differences between the financial basis and tax bases of assets and liabilities and for tax loss carry forwards at the statutory rate for each reporting date including temporary differences. Deferred tax amounts also arise as a result of the other UK GAAP to US GAAP adjustments.

INMARSAT LAUNCH COMPANY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Inmarsat Launch Company Limited

We have audited the accompanying balance sheets of Inmarsat Launch Company Limited as at as at 31 December 2008 and 2007, the related profit and loss account, reconciliation of movements in shareholder’s funds, statement of cash flows and the related notes for each of the years ended 31 December 2008, 2007 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Inmarsat Launch Company Limited at 31 December 2008 and 2007, and the results of its operations and cash flows for each of the years ended 31 December 2008, 2007 and 2006, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 16 to the financial statements.

Deloitte LLP

London, England

29 April 2009

INMARSAT LAUNCH COMPANY LIMITED

PROFIT AND LOSS ACCOUNT

		Year ended 31 December
	Note	2008	2007	2006
		(US$ in millions)
Revenue	2	50.8	78.6	0.2
Total operating costs	3	(48.0)	(75.9)	(0.2)

Total operating profit		2.8	2.7	—

Profit on ordinary activities before taxation		2.8	2.7	—
Taxation	6	—	—	—

Profit for the year		2.8	2.7	—

All results relate to continuing operations. There is no difference between the results stated above and their historical cost equivalent.

A Statement of Total Recognized Gains and Losses is not presented, as there are no recognized gains or losses other than the profit in the financial year.

The accompanying notes are an integral part of the financial statements.

INMARSAT LAUNCH COMPANY LIMITED

BALANCE SHEET

	Note	As at 31 December
		2008	2007
		(US$ in millions)
Current assets
Debtors	8	7.8	16.4

Total assets		7.8	16.4

Creditors—amounts falling due within one year	9	(0.2)	(11.6)

Total assets less current liabilities		7.6	4.8

Net assets		7.6	4.8

Called up share capital	10	—	—
Share premium account		2.0	2.0
Retained earnings		5.6	2.8

Total shareholders’ equity		7.6	4.8

The accompanying notes are an integral part of the financial statements.

INMARSAT LAUNCH COMPANY LIMITED

RECONCILIATION OF MOVEMENTS IN SHAREHOLDER’S FUNDS

	Note	Retained earnings	Share Premium account	Total
Balance at 1 January 2006		1.8	2.0	3.8
Profit for the year		—	—	—

Balance at 31 December 2006		1.8	2.0	3.8

Profit for the year		2.7	—	2.7
Dividend payable	7	(1.7)	—	(1.7)

Balance at 31 December 2007		2.8	2.0	4.8

Profit for the year		2.8	—	2.8

Balance at 31 December 2008		5.6	2.0	7.6

The accompanying notes are an integral part of the financial statements.

INMARSAT LAUNCH COMPANY LIMITED

STATEMENT OF CASH FLOWS

	Note	Year ended 31 December
		2008	2007	2006
		(US$ in millions)
Net cash inflow from operating activities	11	—	1.7	—

Returns on investments and servicing of finance
Dividends paid	7	—	(1.7)	—

Net cash outflow from financing		—	(1.7)	—

Increase in cash in the year		—	—	—

The accompanying notes are an integral part of the financial statements.

INMARSAT LAUNCH COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	Background, basis of accounting and principal accounting policies

Background

The principal activity of Inmarsat Launch Company Limited (“the Company”) is to provide satellite launch management services.

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with UK accounting standards. A summary of the Company’s main accounting policies, which have been applied consistently, is given below.

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

The Directors acknowledge the latest guidance on going concern. Despite the current volatility in financial markets and uncertain economic outlook, the Directors believe that the Company has a robust and resilient business model, strong free cash flow generation and is compliant with all covenants. In making their assessment of going concern, the Directors considered recent budgets, the fifteen month rolling forecast, the cash flow forecast and the most recent Long Range Financial Plan. In addition, the Directors considered the maturity profile of existing debt facilities, other liabilities as well as actual and forecast covenant calculations. Furthermore, the forecasts and covenant calculations were stress tested by applying a set of downside scenarios. After making enquiries, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Company continues to adopt the going concern basis in preparing the consolidated financial statements.

There have been no new standards under UK GAAP issued or effective in the year which would materially impact the financial statements.

Revenue

Revenues represent a recharge, in respect of launch costs associated with the launch of our I4 satellites, to Inmarsat Global Limited. Included in the recharge is a 5% mark-up of the launch insurance premium.

2.	Revenues

Revenues, stated net of VAT and other sales taxes, comprising the following:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Recharge of launch costs	50.8	78.6	0.2

3.	Operating costs

Profit on ordinary activities before taxation is stated after charging:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Intercompany management charges	—	0.7	—
Other office services	49.0	74.8	0.2
Foreign exchange	(1.0)	0.4	—

	48.0	75.9	0.2

INMARSAT LAUNCH COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

4.	Directors’ emoluments

	Year ended 31 December
	2008	2007	2006
	(US$000)
Aggregate emoluments	22	20	19

5.	Auditors’ remuneration

The Auditors’ remuneration incurred for the audit of the Company amounting to US$10,000 (2007: US$10,000, 2006: US$10,000) was paid by a company within the Inmarsat group. No recharge was made.

6.	Taxation

The Company applied for, and was granted exemption from, Isle of Man income tax for all periods up to 5 April 2007 under the provisions of the Income Tax (Exempt Companies) Act 1984.

Since 6 April 2007, the Company has been subject to tax in the Isle of Man at the general rate of corporate income tax of nil.

7.	Dividends

No interim dividend was declared or paid for the year ended 31 December 2008. The Directors do not recommend a further dividend in respect of the current year. An interim dividend of US$1.7m was declared and paid for the year ended 31 December 2007 (2006: US$nil).

8.	Debtors: amounts falling due within one year

	As at 31 December
	2008	2007
	(US$ in millions)
Amounts due from fellow group companies	7.8	16.4

	7.8	16.4

Amounts due from fellow group companies are unsecured, carry no interest and are repayable on demand.

9.	Creditors: amounts falling due within one year

	As at 31 December
	2008	2007
	(US$ in millions)
Amounts due to fellow group companies	0.1	0.1
Other creditors	0.1	5.0
Trade creditors	—	6.5

	0.2	11.6

Amounts owed to fellow group companies are unsecured, carry no interest and are repayable on demand.

10.	Called up share capital

	As at 31 December
	2008	2007
	(US$000)
Authorized
4,000 ordinary shares of US$1 each	4	4

Allotted and called up
4,000 ordinary shares of US$1 each	4	4

INMARSAT LAUNCH COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS (Continued)

11.	Notes to cash flow statement

Reconciliation of operating profit to net cash inflow from operating activities:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Operating profit	2.8	2.7	—
Decrease/(increase) in debtors	8.6	(12.0)	31.0
(Decrease)/increase in creditors	(11.4)	11.0	(31.0)

Net cash inflow from operating activities	—	1.7	—

As at 31 December 2008 the Company had cash at bank, representing net funds, of US$11,000 (2007: US$5,000).

12.	Related party transactions

The Company being a wholly owned subsidiary of Inmarsat Ventures Limited is exempt under paragraph 17 of FRS 8, ‘Related party transactions’, from the requirements to disclose transactions with entities that are part of the group.

13.	Guarantees

The Company jointly guarantees a high yield bond issued by a fellow group undertaking Inmarsat Finance plc totalling US$310.4m.

14.	Parent undertaking and ultimate controlling party

The Company’s ultimate parent undertaking is Inmarsat plc, both incorporated in Great Britain and registered in England and Wales. The largest and smallest group in which the results of the Company are consolidated are headed by Inmarsat plc. Copies of the Inmarsat plc consolidated financial statements can be obtained from the Company Secretary at 99 City Road, London EC1Y 1AX or obtained from the website (www.inmarsat.com).

15.	Events after the balance sheet date

On 16 March 2009, the Company issued 11,000 irredeemable preference shares of $1 each (the “preference shares”) to a fellow group company, Inmarsat Services Limited, for a consideration of $4.9m.

In line with the terms of the preference shares and to satisfy an Acceptable Distribution Policy, on 31 March 2009, the Company paid a dividend of $4.9m to Inmarsat Services Limited.

On 31 March 2009, the preference shares issued by the Company were transferred from Inmarsat Services Limited to Inmarsat Ventures Limited. This follows the exercise of a call and put option over the preference shares by Inmarsat Ventures Limited.

Subsequent to 31 December 2008, other than discussed above, there have been no material events which would affect the information reflected in the financial statements of the Company.

16.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as different disclosures required by US GAAP.

There are currently no material adjustments to profit after taxation or to shareholders’ funds of the Company under UK GAAP compared to that which represents net income or to total shareholders’ equity under US GAAP.

INMARSAT FINANCE PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Inmarsat Finance plc

We have audited the accompanying balance sheets of Inmarsat Finance plc (“the Company”) as at 31 December 2008 and 2007, the related profit and loss account, reconciliation of movements in shareholders’ funds, statement of cash flows and the related notes for each of the years ended 31 December 2008, 2007 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Inmarsat Finance plc at 31 December 2008 and 2007, and the results of its operations and their cash flows for each of the years ended 31 December 2008, 2007 and 2006, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 15 to the financial statements.

Deloitte LLP

London, England

29 April 2009

INMARSAT FINANCE PLC

PROFIT AND LOSS ACCOUNT

		Year ended 31 December
	Note	2008	2007	2006
		(US$ in millions)
Operating result		—	—	—
Interest receivable and similar income	2	23.9	23.9	23.9
Interest payable and similar charges	2	(23.7)	(23.7)	(23.7)

Profit on ordinary activities before taxation	3	0.2	0.2	0.2
Taxation expense	4	—	(0.1)	(0.1)

Profit for the year	12	0.2	0.1	0.1

All results relate to continuing operations.

Statement of Total Recognized Gains and Losses

A Statement of Total Recognized Gains and Losses is not presented, as there are no recognized gains and losses other than the profit in the financial years.

The accompanying notes are an integral part of the financial statements.

INMARSAT FINANCE PLC

BALANCE SHEET

		As at 31 December
	Note	2008	2007
		(US$ in millions)
Current assets
Debtors—amounts falling due within one year	6	10.6	10.6
Debtors—amounts falling due after one year	7	310.5	310.5

Total current assets		321.1	321.1
Creditors—amounts falling due within one year	8	(8.6)	(8.6)

Net current assets		312.5	312.5

Total assets less current liabilities		312.5	312.5

Creditors—amounts falling due after one year	9	(311.1)	(311.3)

Net assets		1.4	1.2

Capital and reserves
Called up share capital	11	0.1	0.1
Retained earnings	12	1.3	1.1

Total equity shareholders’ funds	12	1.4	1.2

The accompanying notes are an integral part of the financial statements.

INMARSAT FINANCE PLC

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	Retained earnings	Ordinary share capital	Total
	(US$ in millions)
Balance at 1 January 2006	0.9	0.1	1.0
Profit for the year	0.1	—	0.1

Balance at 31 December 2006	1.0	0.1	1.1

Profit for the year	0.1	—	0.1

Balance at 31 December 2007	1.1	0.1	1.2

Profit for the year	0.2	—	0.2

Balance at 31 December 2008	1.3	0.1	1.4

The accompanying notes are an integral part of the financial statements.

INMARSAT FINANCE PLC

STATEMENT OF CASH FLOWS

	Note	Year ended 31 December
		2008	2007	2006
		(US$ in millions)
Net cash flow from operating activities	10	—	—	—

Interest received		23.7	23.7	23.7
Interest paid		(23.7)	(23.7)	(23.7)

Net cash flow for returns on investments and servicing of finance		—	—	—

Subordinated intercompany funding loan		—	—	—

Net cash flow from capital expenditure and financial investment		—	—	—

Net cash flow before management of liquid resources and financing		—	—	—

Financing
Senior Notes		—	—	—

Net cash flow from financing		—	—	—

Increase in cash in the year	10	—	—	—

The accompanying notes are an integral part of these financial statements.

INMARSAT FINANCE PLC

NOTES TO THE FINANCIAL STATEMENTS

1.	Principal accounting policies

Background

Inmarsat Finance plc (the “Company”) was incorporated on 13 October 2003. The principal activity of the Company is the raising of capital through the issue of Senior Notes.

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

The Directors acknowledge the latest guidance on going concern. Despite the current volatility in financial markets and uncertain economic outlook, the Directors believe that the Company has a robust and resilient business model, strong free cash flow generation and is compliant with all covenants. In making their assessment of going concern, the Directors considered recent budgets, the fifteen month rolling forecast, the cash flow forecast and the most recent Long Range Financial Plan. In addition, the Directors considered the maturity profile of existing debt facilities, other liabilities as well as actual and forecast covenant calculations. Furthermore, the forecasts and covenant calculations were stress tested by applying a set of downside scenarios. After making enquiries, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Company continues to adopt the going concern basis in preparing the consolidated financial statements.

There have been no new standards under UK GAAP issued or effective in the year which would materially impact the financial statements.

Interest and finance costs

Interest is recognized in the Profit and Loss Account using the effective yield method on a time proportion basis.

The transaction and arrangement costs of the Senior Notes were met by Inmarsat Investments Limited. Therefore borrowings are stated at the amount of gross proceeds received.

Taxation

Current tax, including UK Corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

2.	Interest (payable)/receivable

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Interest payable on Senior Notes	(23.7)	(23.7)	(23.7)

Total interest payable and similar charges	(23.7)	(23.7)	(23.7)

Interest receivable on intercompany loans	23.7	23.7	23.7
Amortization of premium on Senior Notes	0.2	0.2	0.2

Total interest receivable and similar income	23.9	23.9	23.9

3.	Profit on ordinary activities before taxation

Auditors’ remuneration

The Auditors’ remuneration incurred for the audit of the Company amounting to US$10,000 (2007: US$10,000, 2006: US$10,000) was paid by a company within the Inmarsat group. No recharge was made.

INMARSAT FINANCE PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Employees and Directors

None of the Directors received any emoluments in respect of their services to the Company in the years ended 31 December 2008, 2007 and 2006.

The Company had no directly employed staff during the years ended 31 December 2008, 2007 and 2006.

4.	Taxation

The tax charge is based on the taxable profits for the year and comprises:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
UK corporation tax at 28.5% (2007 and 2006: 30%)	—	(0.1)	(0.1)

The difference between the total current tax charge shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
UK statutory tax rate	28.5%	30%	30%
Profit on ordinary activities before taxation	0.2	0.2	0.2

Corporation tax provision at UK statutory rate	(0.1)	(0.1)	(0.1)
Permanent differences	0.1	—	—

Current tax credit for the year	—	(0.1)	(0.1)

5.	Dividends

No dividends were paid in the years ended 31 December 2008, 2007 or 2006, and the Directors do not recommend a dividend in respect of the year ended 31 December 2008.

6.	Debtors: amounts falling due within one year

	As at 31 December
	2008	2007
	(US$ in millions)
Amounts due from group undertakings	10.6	10.6

	10.6	10.6

7.	Debtors: amounts falling due after one year

	As at 31 December
	2008	2007
	(US$ in millions)
Unpaid share capital	0.1	0.1
Amounts due from group undertakings	310.4	310.4

	310.5	310.5

8.	Creditors: amounts falling due within one year

	As at 31 December
	2008	2007
	(US$ in millions)
Accruals	7.9	7.9
Corporation tax	0.1	0.1
Amounts owing to group undertakings	0.6	0.6

	8.6	8.6

INMARSAT FINANCE PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

9.	Creditors: amounts falling due after one year

	As at 31 December
	2008	2007
	(US$ in millions)
Senior Notes	310.4	310.4
Premium on Senior Notes	0.7	0.9

	311.1	311.3

The 7.625% Senior Notes mature on 30 June 2012. Interest is payable semi-annually in February and August. As at 31 December 2008 Inmarsat Investments Limited, a fellow group company, had purchased US$146.7m of the senior notes outstanding (2007: US$91.6m).

10.	Notes to cash flow statement

Reconciliation of operating profit to net cash outflow from operating activities:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Operating profit	—	—	—
Decrease in debtors	0.2	0.2	0.6
Decrease in creditors	(0.2)	(0.2)	(0.6)

Net cash flow from operating activities	—	—	—

Reconciliation of net cash flow to movement in net debt:

	Year ended 31 December
	2008	2007	2006
	(US$ in millions)
Net debt at beginning of year	310.4	310.4	310.4

Net debt	310.4	310.4	310.4

Analysis of net debt:

	Cash at bank and in hand	Senior Notes	Total
	(US$ in millions)
At 1 January 2006	—	310.4	310.4
Net cash flow	—	—	—

At 31 December 2006	—	310.4	310.4

Net cash flow	—	—	—

At 31 December 2007	—	310.4	310.4

Net cash flow	—	—	—

At 31 December 2008	—	310.4	310.4

INMARSAT FINANCE PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

11.	Called up share capital

	As at 31 December
	2008	2007
	(US$ in millions)
Authorized
50,000 ordinary shares of £1 each	0.1	0.1

Allotted, called up and 25% paid
50,000 ordinary shares of £1 each	0.1	0.1

12.	Reserves

	Retained earnings	Ordinary share capital	Total
Balance at 1 January 2007	1.0	0.1	1.1
Profit for the year	0.1	—	0.1

Balance at 31 December 2007	1.1	0.1	1.2

Profit for the year	0.2	—	0.2

Balance at 31 December 2008	1.3	0.1	1.4

13.	Related party transactions

The Company, being a 99.99% owned subsidiary of Inmarsat Group Limited, is exempt under paragraph 17 of FRS 8, ‘Related Party Transactions’, from the requirements to disclose transactions with entities that are part of the group.

14.	Parent undertaking and ultimate controlling party

The Company’s parent undertaking is Inmarsat Group Limited and ultimate controlling party is Inmarsat plc, both incorporated in Great Britain and registered in England and Wales. The largest and smallest groups in which the results of the Company are consolidated for the year ended 31 December 2007 are headed by Inmarsat plc and Inmarsat Group Limited, respectively. Copies of the Inmarsat plc and Inmarsat Group Limited consolidated financial statements can be obtained from the Company Secretary at 99 City Road, London EC1Y 1AX.

15.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as different disclosures required by US GAAP.

There are currently no material adjustments to profit after taxation or to shareholders’ funds of the Company under UK GAAP compared to that which represents net income or to total shareholders’ equity under US GAAP.